Form 20-F
period 2020-12-31
HUANENG POWER INTERNATIONAL INC
filed 2021-04-20
CIK 929058

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the eﬀectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.☒

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

Yes ☐ No ☐

i

ii

INTRODUCTION

We maintain our accounts in Renminbi Yuan (“Renminbi” or “RMB”), the lawful currency of the People’s Republic of China (the “PRC” or “China”). References herein to “US$” or “U.S. dollars” are to United States Dollars, references to “HK$” are to Hong Kong Dollars, and references to “S$” are to Singapore Dollars. References to ADRs and ADSs are to American Depositary Receipts and American Depositary Shares, respectively. Translations of amounts from Renminbi to U.S. Dollars are solely for the convenience of the reader. Unless otherwise indicated, any translations from Renminbi to U.S. Dollars or from U.S. Dollars to Renminbi were translated at the middle exchange rate announced by the People’s Bank of China (the “PBOC Rate”) on December 31, 2020 of US$1.00 to RMB 6.5249. No representation is made that the Renminbi or U.S. Dollar amounts referred to herein could have been or could be converted into U.S. Dollars or Renminbi, as the case may be, at the PBOC Rate or at all.

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

Our consolidated data of financial position as of December 31, 2020 and 2019 and the consolidated statements of comprehensive income and cash flow data for each of the years in the three-year period ended December 31, 2020 are derived from the historical financial statements included herein. Our consolidated data of financial position as of December 31, 2018, 2017 and 2016 and consolidated statements of comprehensive income and cash flow data for each of the years in the two-year period ended December 31, 2017 are derived from the historical financial statements not included herein. The Selected Financial Data should be read in conjunction with the consolidated financial statements and “Item 5 Operating and Financial Reviews and Prospects.” The financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The Selected Financial Data may not be indicative of future earnings, cash flows or financial position.

	Year Ended December 31,
	2016	2017	2018	2019	2020

	RMB in thousands, except per share data
Consolidated Statements of Comprehensive Income Data
Operating revenue	113,814,236	152,459,444	169,550,624	174,009,401	169,446,338
Tax and levies on operations	(1,177,818)	(1,376,312)	(1,788,998)	(1,832,975)	(1,794,004)
Operating expenses	(94,258,678)	(141,899,742)	(157,647,361)	(159,798,695)	(155,734,119)
Profit from operations	18,377,740	9,183,390	10,114,265	12,377,731	11,918,215
Interest income	147,063	198,906	234,604	264,554	292,724
Financial expenses, net	(7,067,602)	(9,604,645)	(10,647,311)	(10,973,140)	(9,099,969)
Other investment income/(loss)	1,070,034	1,742,081	(278,669)	228,026	(109,990)
(Loss)/gain on fair value changes of financial assets/liabilities	(12,986)	856,786	726,843	36,667	(1,566)
Share of profits less losses of associates and joint ventures	1,298,889	425,215	1,823,415	1,185,622	1,774,322
Profit before income tax expense	13,813,138	2,801,733	1,973,147	3,119,460	4,773,736
Income tax expense	(3,465,151)	(1,217,526)	(643,173)	(2,011,255)	(2,163,173)
Net profit	10,347,987	1,584,207	1,329,974	1,108,205	2,610,563
Attributable to:
Equity holders of the Company	8,520,427	1,579,836	734,435	766,345	2,377,851
Non-controlling interests	1,827,560	4,371	595,539	341,860	232,712
Basic earnings per share	0.56	0.10	0.03	0.01	0.04
Diluted earnings per share	0.56	0.10	0.03	0.01	0.04

	As of December 31,
	2016	2017	2018	2019	2020

	RMB in thousands
Consolidated Financial Position Data
Current assets	36,966,616	48,537,710	61,799,069	60,781,401	66,137,631
Property, plant and equipment	223,061,809	284,328,093	282,061,272	285,622,907	300,171,142
Available-for-sale financial assets	3,406,032	1,604,993	—	—	—
Other equity instrument investments	—	—	2,083,419	779,218	664,946
Investments in associates and joint ventures	19,632,113	19,517,623	19,553,964	20,783,259	22,375,377
Land use rights	8,456,347	11,264,785	11,450,034	—	—
Other non-current assets	6,067,937	9,635,850	21,085,769	18,605,005	18,537,583
Right-of-use assets	—	—	—	17,168,072	18,292,074
Power generation license	3,849,199	3,916,246	4,014,972	4,149,468	3,954,983
Deferred income tax assets	1,263,957	2,300,091	2,282,585	2,160,187	2,699,395
Goodwill	12,135,729	15,484,120	15,572,227	15,934,955	14,738,016
Total assets	314,839,739	396,589,511	419,903,311	428,250,063	449,904,658
Current liabilities	(130,196,251)	(155,950,488)	(138,206,214)	(141,620,410)	(154,048,091)
Non-current liabilities	(82,456,751)	(133,024,419)	(165,575,427)	(156,250,607)	(144,240,369)
Total liabilities	(212,653,002)	(288,974,907)	(303,781,641)	(297,871,017)	(298,288,460)
Capital stock	(15,200,383)	(15,200,383)	(15,698,093)	(15,698,093)	(15,698,093)
Net assets	(102,186,737)	(107,614,604)	(116,121,670)	(130,379,046)	(151,616,198)

	Year Ended December 31,
	2016	2017	2018	2019	2020

	RMB in thousands, except per share data
Consolidated Cash Flow Data
Purchase of property, plant and equipment	(20,144,903)	(25,798,009)	(20,613,314)	(31,382,657)	(42,558,250)
Net cash provided by operating activities	31,510,824	29,197,363	28,727,978	37,324,193	41,987,038
Net cash used in investing activities	(17,649,646)	(31,748,825)	(20,375,882)	(29,033,985)	(42,237,132)
Net cash (used in)/generated from financing activities	(13,601,850)	4,013,180	(2,243,070)	(11,328,183)	1,803,816
Other Company Data
Dividend declared per share	0.29	0.10	0.10	0.135	0.18
Number of ordinary shares (‘000)	15,200,383	15,200,383	15,698,093	15,698,093	15,698,093
(1)	As a result of the adoption of IFRS 15, Revenue from contracts with customers, with effect from January 1, 2018, the Company and its subsidiaries have changed its accounting policies in respect of revenue recognition. In accordance with the transitional provisions of the standard, the changes in accounting policies were adopted by way of opening balance adjustments to equity as at January 1, 2018. The adoption of IFRS 15 did not have a material impact on the consolidated financial statements. Figures in years earlier than 2018 are stated in accordance with the policies applicable in those years.
(2)	The Company and its subsidiaries adopted IFRS 9, Financial instruments, from January 1, 2018. As a result, the Company and its subsidiaries have changed its accounting policies in relation to financial instruments. As allowed by IFRS 9, the Company and its subsidiaries have not restated information relating to prior years. Differences in the carrying amounts of the financial assets resulting from the adoption of IFRS 9 were recognised in reserves at January 1, 2018. There was no difference in the carrying amounts of the financial liabilities. Prior to January 1, 2018, figures were stated in accordance with the policies applicable in those years.
(3)	The Company and its subsidiaries adopted IFRS 16 using the modified retrospective method of adoption with the date of initial application of January 1, 2019. Under this method, a modified retrospective method is applied with the cumulative effect of initial adoption as an adjustment to the opening balance of retained earnings at January 1, 2019, and the comparative information was not restated.

B.	Capitalization and indebtedness

Not applicable.

C.	Reasons for the offer and use of proceeds

Not applicable.

D.	Risk factors

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

Furthermore, the PRC Government started in 2009 to promote the practice of direct power purchase by large power end-users. Pursuant to the circular jointly issued by NDRC, the State Electricity Regulatory Commission (“SERC”) and China National Energy Administration in June 2009, the direct transaction price shall include the direct transaction price, the grid transmitting price and the governmental fund and additional charges, of which the direct transaction price shall be freely determined through negotiation between the power generation company and the large power end-user. The price of direct power purchase shall be subject to the demand in the power market. Furthermore, the scale and mode of the transaction are also subject to the structure and level of development of local economy. In terms of power generation companies engaged in direct power purchase, direct power sales constitute a portion of the total power sales, thus affecting the on-grid power sales of the Company. For the past few years, the PRC Government continued the reform in the area of direct power purchase by large power end-users. In 2013, China National Energy Administration officially launched the direct power purchase program in seven provinces where we have power plants and the program has been steadily rolled out in other provinces. Currently, the percentage of the direct power purchase accounts for more than 50% of our total power sales, which may have an adverse effect over our operating results basing on the relatively lower tariffs generally for this portion.

The on-grid tariff-setting mechanism is evolving with the reforming of the PRC electric power industry. The PRC government announced a number of development and reform plans for the power market in 2016, covering areas including laws and regulations, comprehensive pilot plans, power transmission and distribution prices and supply side dynamics, the establishment of the power exchanges, rules and market administration committees, and opening up incremental distribution business. In 2017, the development and reform plans have been further expanded to the nationwide scale, with multiple issuances made by the PRC government governing power development plan, electricity transmission and distribution price, opening up of the electricity generation and consumption plans, supply side dynamics, electricity power stock and ancillary market development, electricity exchange rules, market supervision and clean energy consumption, etc. In 2018, the development and reform entered into an implementation stage, reflected in the areas of distribution price reform, establishment of the power  exchanges and ancillary market and the incremental distribution network reform, etc. In 2019, the development and reform entered into a “deep-water zone” with long- and mid-term power exchange markets, power commodity exchange markets and ancillary service exchange markets established and relevant rules and policies adopted. In 2020, MOF, NDRC and China National Energy Administration ("NEA") issued Several Opinions on Promoting the Healthy Development of Non-Hydro Renewable Energy Power Generation to clarify the responsibilities of consuming renewable energy power for each provisional administrative region.

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

In August 2007, the General Office of the State Council issued a notice, promoting the energy saving electricity dispatch policy, which provides dispatching priority to electricity generated from renewable resources over electricity generated from unrenewable resources. In 2013, the government made continuous effort to encourage energy-saving power distribution. In 2014, the NDRC issued Guidance on Strengthening and Improving the Operation of Power Management Regulation. In 2015, the NDRC and NEA jointly issued Guidelines on Improving Electric Power Operations and Deepening Clean Energy Generation confirming a system ensuring the full-priced purchasing of renewable energy, and requests furthering the electric power differentiation system on coal-fired units. In 2016, the NDRC and China National Energy Administration issued Notice on Issuing the Measures for the Administration of the Guaranteed Buyout of Electricity Generated by Renewable Energy Resources, Directive on the Measures for the Administration of the Guaranteed Buyout of Electricity Generated by Solar, Wind Energy Resources and Provisionary, Measures for Priority Dispatch of Renewable Peaking Power Generation Units and Notice on Power Supply and Notice on the Measures on the Consumption of Renewable Energy in Tri-North Area. In 2017, NDRC and NEA issued Circular on Orderly Opening Up the Electricity Generation and Consumption Plans, Interim Measures for Guaranteeing the Safe Consumption of Nuclear Power, Pilot Rules on Inter-regional Spare Renewable Energy Electricity Power Stock Trading, Circular on the Establishment of Pilot Electricity Power Stock Exchange, Circular on Promoting Hydropower Consumption in Southwest China, and Solutions to Abandoning Hydro, Wind and Solar Energy, to promote the development of the power stock exchange and renewable power consumption. In 2018, NDRC and NEA issued the Circular on Promoting the Capability to Adjust the Power System and Plan for Consumption of Clean Energy (2018-2020) to further direct the development of the clean energy and push for the reform of the power market. The NEA also solicited for public opinions on the Circular on the Renewable Power Quota System, proposing a coordination between the power suppliers and users to take responsibilities under quota system. In 2019, NDRC and NEA issued the Notice on Regulating the Management of Priority Generation and Priority Purchase Plan to prioritize the purchase of the renewable energy power, the Notice on Establishing and Perfecting Renewable Energy Power Consumption Guarantee Mechanism to promote the consumption of the renewable energy power. NDRC also issued the Notice on Full Release of Power Generation and Utilization Plan for Operating Power Users to further open up the utilization plan of operating power users to promote the renewable energy power consumption. In 2020, NDRC and NEA issued Notice on the Responsibility of Renewable Energy Power Consumption in Each Provincial Administrative Region in 2020, requesting provincial governmental authorities to prepare implementation plans for consumption of renewable power.

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

In 2020, NDRC, MOF and NEA, jointly and individually, issued multiple circulars, measure and notice to further facilitate the development and reform of the power market, including, among others, Notice on the Responsibility of Renewable Energy Power Consumption in Each Provincial Administrative Region in 2020 and Several Opinions on Promoting the Healthy Development of Non-Hydro Renewable Energy Power Generation to (i) request provincial governmental authorities to prepare implementation plans for consumption of renewable power, (ii) fully open up power consumption plan for commercial power users, (iii) promote consumption of renewable energy and (iv) deepen reform of incremental power distribution business.

These reform actions will have a profound impact on the operations of power generation companies and may intensify competition, which may negatively impact our company.

We are effectively controlled by Huaneng Group and HIPDC, whose interests may differ from those of our other shareholders

Huaneng Group, directly or indirectly holds 46.42% of our total outstanding shares, and HIPDC directly holds 32.28% of our total outstanding shares. As Huaneng Group is HIPDC’s parent company, they may exert effective control over us acting in concert. Their interests may sometimes conflict with those of our other minority shareholders. There is no assurance that Huaneng Group and HIPDC will always vote their shares, or direct the directors nominated by them to act in a way that will benefit our other minority shareholders.

Disruption in fuel supply and its transportation as well as increase in fuel price may adversely affect the normal operation of our thermal power plants

A substantial majority of our power plants are fueled by coal. The coal supply for our power plants is arranged through free negotiation between power companies, coal suppliers, and railway authorities. Thus, any material disruption in coal supply and its transportation may adversely affect our operations. To date, we have not experienced shutdowns or reduced electricity generation caused by inadequate coal supply or transportation services.

In addition, our results of operations are sensitive to the fluctuation of coal price. During the few years before 2016, the Chinese coal market was showing a surplus in production, resulting in a significantly decreased coal price. However, the policies of reducing overcapacity of the Chinese coal producers implemented in early 2016 led to a supply shortage with surging coal prices in the Chinese coal market. Therefore, the coal prices may fluctuate upon demand and supply of coal. Also, there is no assurance that we will be able to adjust our power tariff to pass on the increase in the coal price in time.

Operation of certain of our power plants may be influenced by weather conditions.

We own and operate certain photovoltaic power plants and wind power plants. The performance of wind power stations is dependent upon meteorological and atmospheric conditions, and the performance of photovoltaic power stations is highly dependent on suitable solar conditions and associated weather conditions and air pollution, both of which fluctuate over time and are beyond our control. If we experience continuous unfavorable weather, the operation results of our photovoltaic power plants and wind power plants may be materially and adversely impacted.

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

Substantial capital is required for investing in or acquiring new power plants and failure to obtain capital on reasonable commercial terms will increase our finance cost and cause delay in our expansion plans

An important component of our growth strategy is to develop new power plants and acquire operating power plants and related development rights from HIPDC, Huaneng Group or other companies on commercially reasonable terms. Our ability to arrange financing and the cost of such financing depend on numerous factors, including general economic and capital market conditions, credit availability from banks or other lenders, investor confidence in us and the continued success of our power plants. Although we have not been materially affected by inflation in the past, there is no assurance that we would not be affected in the future. The Chinese government is expected to implement active fiscal policies and sound monetary policies. The fiscal policies would be focused on reducing taxes and other fiscal levies with the view to addressing, in collaboration with the implementation of monetary polies, funding difficulties and prohibitive funding prices encountered by business enterprises. The sound monetary policies would be implemented to underscore overall economic stability, strengthen counter-cyclical monetary administration, optimize credit structure, and maintain reasonably adequate liquidity. Accordingly, it is expected that the market would have reasonably sufficient funding in 2021 and funding costs are expected to be consistent with decline. The interest bearing debts of the Company are mostly denominated in Renminbi, changes in benchmark lending interest rate published by the PBOC will have a direct impact on the Company’s cost of debt. Regarding our debts denominated in other currencies, it is less likely that the U.S. and other major economies would further increase interest rates due to expected slowdown of the global economy. As the debts denominated in other currencies represent a small percentage in our total debts, the change of interest rates of foreign currencies are not expected to have material effect on the Company. Though the finance costs are expected to be consistent with slight decline, we may not be able to carry out our expansion plans due to the failure to obtain financing or increased financing costs. Furthermore, although we have historically been able to obtain financing on terms acceptable to us, there can be no assurance that financing for future power plant developments and acquisitions will be available on terms acceptable to us or, in the event of an equity offering, that such offering will not result in substantial dilution to existing shareholders.

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

If the PRC Government adopts new and stricter environmental laws and additional capital expenditure is required for complying with such laws, the operation of our power plants may be adversely affected and we may be required to make more investment in compliance with these environmental laws

Most of our power plants, being coal-fired power plants, discharge pollutants into the environment. We are subject to central and local government environmental protection laws and regulations. The Environmental Protection Tax Law of People’s Republic of China came into effect in 2018 and imposes base-level environmental protection tax for various polluting substances. In addition, such environmental protection laws and regulations also set up the goal for the overall control on the discharge volume of key polluting substances. These laws and regulations impose fines for violations of laws, regulations or decrees and provide for the possible closure by the central government or local government of any power plant which fails to comply with orders requiring it to cease or cure certain activities causing environmental damage. Also, the PRC Government requires thermal power plants to equip all units with desulphurization and denitrification facilities, and sets higher anti-dust standards. The Chinese government is working on a pollution prevention and control campaign, which shall subject us to more stringent standards for our air pollution control, waste water pollution control and ecological environmental protection efforts. Such stringent standards, together with the environmental protection tax, will result in the increases in the environmental protection expenditure and operating costs of power plants and may have an adverse impact on our operating results.

We attach great importance to the environmental related matters of our existing power plants and our power plants under construction. We have implemented a system that is designed to control pollution caused by our power plants, including the establishment of an environmental protection administration system at each power plant, adoption of relevant control and evaluation procedures and the installation and maintenance of certain pollution control equipment. We also upgraded the ultra-low emission facilities on our coal-fired units. Currently, we have completed the ultra-low emission upgrade on more than 90% of our coal-fired units and stabilized the emission of main smoke and dust pollutants to an ultra-low level. We have also initiated the environment protection upgrade projects, covering wastewater emission and ash field management, for our plants in key regions. We believe our environmental protection systems and facilities for the power plants are adequate for us to comply with applicable central government and local government environmental protection laws and regulations. However, the PRC Government may impose new, stricter laws and regulations on environmental protection, which may adversely affect our operations.

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

In addition, China is taking multiple measures to address the climate change challenges, including adjusting industrial structure, improving energy efficiency, optimizing energy structure, strengthening ecosystem adaptability, and promoting carbon trading markets, and the new initiatives of China’s carbon peak in 2030 and carbon neutral in 2060. China plans to officially launch the nationwide carbon trading market in 2021. The adoption of such measures, especially the establishment of the carbon trading markets, may increase the operating costs and expenses of our power plans, and therefore have negative impact on our operations and financial results.

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

Risks Related to Our American Depositary Shares

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

Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect auditors who are located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA Act states if the SEC determines that we have filed audit reports issued by registered public accounting firms that have not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over the counter trading market in the U.S.

Our auditors, the independent registered public accounting firms that issue the audit reports included elsewhere in this annual report, as auditors of companies that are traded publicly in the United States and firms registered with the PCAOB, are subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditors are located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditors are currently not inspected by the PCAOB.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year under a process to be subsequently established by the SEC.  The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above.

The SEC may propose additional rules or guidance that could impact us if our auditors are not subject to PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfil its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCA Act. However, some of the recommendations were more stringent than the HFCA Act. For example, if a company was not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022.

The SEC has announced that the SEC staff is preparing a consolidated proposal for the rules regarding the implementation of the HFCA Act and to address the recommendations in the PWG report. It is unclear when the SEC will complete its rulemaking and when such rules will become effective and what, if any, of the PWG recommendations will be adopted. The implications of this possible regulation in addition the requirements of the HFCA Act are uncertain. Such uncertainty could cause the market price of our ADSs to be materially and adversely affected, and our securities could be delisted or prohibited from being traded “over-the-counter” earlier than would be required by the HFCA Act. If our securities are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our ADSs.

The PCAOB’s inability to conduct inspections in China prevents it from fully evaluating the audits and quality control procedures of our independent registered public accounting firms. As a result, we and investors in our ordinary shares are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firms’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB in the PRC or by the CSRC or the PRC Ministry of Finance in the United States. The PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. exchanges.

Our independent registered public accounting firm may be temporarily suspended from practicing before the SEC. If a delay in completion of our audit process occurs as a result, we could be unable to timely file certain reports with the SEC, which may lead to the delisting of our stock

On January 22, 2014, Judge Cameron Elliot, an SEC administrative law judge, issued an initial decision suspending the Chinese member firms of the “Big Four” accounting firms, including our independent registered public accounting firm, from, among other things, practicing before the SEC for six months. In February 2014, the initial decision was appealed. While under appeal and in February 2015, the Chinese member firms of “Big Four” accounting firms reached a settlement with the SEC. As part of the settlement, each of the Chinese member firms of “Big Four” accounting firms agreed to settlement terms that include a censure; undertakings to make a payment to the SEC; procedures and undertakings as to future requests for documents by the US SEC; and possible additional proceedings and remedies should those undertakings not be adhered to. Under the terms of the settlement, the underlying proceeding against the four PRC-based accounting firms was deemed dismissed with prejudice at the end of four years starting from the settlement date, which was February 6, 2019. Our audit committee is aware of the policy restriction and regularly communicated with our independent auditor to ensure compliance. We cannot predict if the SEC will further challenge the four PRC-based accounting firms’ compliance with U.S. law in connection with U.S. regulatory requests for audit work papers or if the results of such a challenge would result in the SEC imposing penalties such as suspensions. If additional challenges are imposed on the Chinese affiliates of the “Big Four” accounting firms, our ability to timely file future financial statements in compliance with the requirements of the Exchange Act may be adversely affected.

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

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;
●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;
●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and
●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. Press releases relating to our financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

There can be no assurance that we will not be passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States investors in the ADSs or our H Shares to significant adverse United States income tax consequences

We will be a “passive foreign investment company,” or “PFIC,” if, in the case of any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income (the “asset test”). For United States federal income tax purposes, and based upon our income and assets, we do not believe that we were classified as a PFIC for the taxable year ended December 31, 2020, and do not anticipate becoming one in the foreseeable future.

While we do not expect to become a PFIC, because the value of our assets for purposes of the asset test may be determined by reference to the market price of the ADSs, fluctuations in the market price of the ADSs may cause us to become a PFIC for the current or subsequent taxable years. The determination of whether we will be or become a PFIC will also depend, in part, on the composition of our income and assets. Under circumstances where we determine not to deploy significant amounts of cash for active purposes, our risk of being a PFIC may substantially increase. Because PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

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

The coronavirus outbreak could materially and adversely affect our business.

The World Health Organization declared the COVID-19 pandemic a global epidemic on March 11, 2020. Since then, there have been rapid and widespread increases in new infections in the United States, Europe and other parts of the world and increased fatality rates in many countries. Many countries have declared states of emergency, closed their borders to international travelers, and restricted the movements of their citizens with a view to contain the epidemic and there is no assurance that such measures will be effective. Citizens in many affected countries and areas are being advised or required to stay at their homes subject to limited exceptions. Reduced consumption, commercial activities and industrial production in the affected countries will severely disrupt their economies and the global supply chain and may result in recessions in these economies.

Even though China has made significant achievements in control and prevention of COVID-19 pandemic, we cannot assure you that there will not be an outbreak in China again, and there is significant uncertainty relating to the severity of the near-term or long-term impact of the global COVID-19 pandemic on Chinese economics, and the continuous negative impact on our business operation. The outbreak of the coronavirus and other adverse public health developments have had and may continue to have certain adverse impacts for a period of time on our normal operating activities, including disruptions from the temporary closure of offices, suspension of business travel or other disruptions on our normal working schedules, which, in aggregate, may have significant impacts on our business, financial condition and results of operations. We have taken measures in response to the outbreak, including the adoption of more stringent workplace sanitation measures, which may have negative impact on our results of operations and financial status. While such measures are expected to be temporary, the duration of the business disruption and related financial impact cannot be reasonably estimated at this time. The extent to which this outbreak impacts our results will depend on future developments of many highly uncertain and unpredictable factors and events, including new information which may emerge concerning the severity of this outbreak and the actions to contain this outbreak or treat its impact, among others.Risks relating to doing business in the PRC

China’s economic, political and social conditions as well as government policies could significantly affect our business

As of December 31, 2020, the majority of our business, assets and operations are located in China. The economy of China differs from the economies of most developed countries in many respects, including government involvement, control of foreign exchange, and allocation of resources.

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

Our operations in Singapore depend on market demand and are subject to competition. Overall power system demand declined 2.27% in 2020 over 2019 due to the impact of COVID-19 pandemic. The future growth is highly dependent on a sustained recovery in the Singapore and global economies. The liberalization of Singapore’s power market and the further deregulation of its power industry have resulted in more intense competition among the power generation companies in Singapore. Tuas Power Group, or Tuas Power, one of our wholly owned business units, is one of the three largest power generation companies in Singapore. If Tuas Power is unable to compete successfully against other power generation companies in Singapore, its business, prospects, financial condition and results of operations may be adversely affected.

An electricity futures market was  established in 2015 through an incentive scheme by the authority to market makers (MM) in the futures market. This has attracted independent retailers which are expected to exert some price competition in the retail market. A Demand Response (DR) scheme has been established which could potentially introduce further price competition in the wholesale generation market in Singapore. Furthermore, the Singapore government has recently announced plans to frontload the deployment of solar and target to achieve 1.5 GWp of solar by 2025 and  at least 2,000 MWp by 2030 as well as importation of up to 100 megawatts of electricity imports through the Lao PDR, Thailand, Malaysia, Singapore – Power Integration Project (LTMS-PIP) and another 100 megawatts from electricity imports trial with Malaysia over a period of two years.

TP Utilities Pte Ltd (“TPU”), an entity in Tuas Power Group, sells utilities, such as steam, industrial water and demineralized water to industrial customers for their direct consumption. The timing of potential customers of TPU to site their premises, if at all, is subject to microeconomic situations. The demand of the utilities by these customers may vary as well. Despite Tuas Power’s efforts to develop its facilities in stages and/or in modules to provide sufficient capacity matching the demand, and require customers to pay minimum capacity payment charges to mitigate the demand risk, its business and results of operations may be adversely affected by fluctuation in demand.

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

Since June 2019, EMA has been embarking on an industry consultation process on the implementation of a Forward Capacity Market (“FCM”). EMA indicates that it is planning to develop and implement a FCM, which shall function together with the current real-time wholesale spot energy market with ancillary services, to meet the objectives of (i) maintaining resource adequacy by providing adequate incentives to the existing and new generation capacity and ensuring that the power sector is sustainable and (ii) maximizing economic efficiency to minimise long-run costs to consumers. The targeted time of implementation is expected to be in the second half of 2021.

The fuel cost of Tuas Power is exposed to volatility of international fuel price and foreign currency risk

The fuel for Tuas Power consists of natural gas, coal, biomass, fuel oil and diesel oil. Since the procurement price of natural gas is closely linked to oil price and the procurement price of coal and biomass is linked to a coal index, the fuel cost of Tuas Power is exposed to the volatility of international oil and coal prices. The prices of oil changed in a very volatile manner from March of 2020 due to the impact of COVID-19 pandemic and global oil price crashed.. The price of coal was moving downward gradually over the months in 2020 which helped to reduce the total coal purchase for the TMUC plant. In addition, the purchase of fuel are denominated in U.S. dollars, which further exposes Tuas Power to foreign currency risk. Any increase in fuel price and/or appreciation of the U.S. dollar against the Singapore dollar will translate into an increase in fuel cost for Tuas Power. Part of this increase can be passed through electricity sale contracts and utilities sale contracts, while fuel and foreign exchange hedging strategies done appropriately will mitigate the impact of such increase. No assurance can be given that such increase will not adversely affect results of its operation. Tuas Power is highly dependent upon the import of gas via pipelines from Indonesia. Any disruption of such supply would impact the normal operation of Tuas Power significantly. This risk has been mitigated through Tuas Power’s contract to buy LNG for its incremental needs, although there is no assurance that, in the event of fuel supply shortfall, Tuas Power’s operations will not be adversely affected.

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

As of December 31, 2020, we had controlling generating capacity of 113,357 MW, and total generating capacity of 98,948 MW on equity-ownership basis.

Operations in China

We are engaged in developing, constructing, operating and managing large scale coal-fired and gas turbine power plants, new energy power projects and related facilities, including ports, marine transportation and power distribution. Our domestic power plants are located in 26 provinces, autonomous regions and provincial-level municipalities. In 2020, facing up to the impacts and test of epidemic, the Company made all-out efforts to coordinate epidemic prevention and control, production and operation, reform and development, thus the safety production and business performance maintained a steady trend, restructuring continued to be optimized and scientific innovation made a new progress. We completed the major objectives of the year and continued fulfilling the responsibility of providing sufficient, reliable and environmental protection power for the society.

In 2020, new generating units with a total installed capacity of 6,979.7 MW were put into operation. In 2020, our total domestic power generation from all operating power plants on a consolidated basis amounted to 404.016 billion kWh, representing a decrease of 2.14% from 2019. The annual average utilization hours of our domestic generating units reached 3,744 hours. Our fuel cost per unit of power sold by domestic power plants decreased by 6.34% from the previous year to RMB209.07 per MWh.

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

Operations in Singapore

Tuas Power, one of our wholly owned business units, operates in Singapore and is engaged in the business of generation, wholesale and retail of power and other relating utilities. Tuas Power is comprised of Tuas Power Ltd (“TPL”), the investment holding company, and seven subsidiaries. Among these subsidiaries, Tuas Power Generation Pte. Ltd. (“TPG”) is the electricity generation company that owns 100% of Tuas Power Supply Pte Ltd (“TPS”), which is the retail arm of TPG. Separately, TP Utilities (“TPU”), a wholly owned subsidiary of TPL is engaged in the business of production and supply of utilities to industrial customers at Tembusu, Jurong Island in Singapore, as well as the generation of electricity dispatched to the electricity wholesale market. TPL, through a joint venture company, is currently building Singapore’s fifth desalination plant under a Develop-Build-Own-Operate (DBOO) scheme and is target for completion in 2021.

We have consolidated Tuas Power’s results of operations since March 2008. The total assets and revenue of Singapore operations represented approximately 5.97% and 6.47%, respectively, of our consolidated total assets and revenue as of and for the year ended December 31, 2020. In 2020, the power generated by Tuas Power in Singapore accounted for 21.4% of the total power generated in Singapore, higher than 2019.

Operations in Pakistan

We engaged in the business of generation, wholesale and retail of power and other relating utilities through our subsidiaries, Huaneng Shandong Ruyi (Pakistan) Energy (Private) Co., Ltd. (“Ruyi Pakistan Energy”) and Shandong Huatai Electric Power Operation & Maintenance (Private) Co., Ltd. (“Huatai Power”) and their subsidiaries. We have consolidated results of operations of Ruyi Pakistan Energy and Huatai Power since December 31, 2018. The total assets and revenue of Pakistan operations represented approximately 2.95% and 2.44%, respectively, of our consolidated total assets and revenue as of and for the year ended December 31, 2020.

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

Opportunity identification and feasibility study

We initially identify an area in which additional electric power is needed by determining its existing installed capacity and projected demand for electric power. The initial assessment of a proposed power plant involves a preliminary feasibility study. The feasibility study examines the proposed power plant’s land use requirements, access to a power grid, fuel supply arrangements, availability of water, conditions of wind and sunlight, local requirements for permits and licenses and the ability of potential customers to afford the proposed power tariff. To determine projected demand, factors such as economic growth, population growth and industrial expansion are used. To gauge the expected supply of electricity, the capacities of existing plants and plants under construction or development are studied.

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

The EMA intends to keep the increase and decrease in generating capacity commercially driven as far as practicable. As a precaution against the risk of insufficient generating capacity in the system, the EMA has planned to implement a competitive auction-based mechanism, i.e. Forward Capacity Market (FCM), to maintain the reserve margin at no less than 27% by providing adequate incentives to existing generation capacity and new investment. FCM also aims to facilitate orderly entry and exit of the generation capacity by taking into account of the FCM auction outcomes, up to 4 years in advance. EMA has targeted to implement the proposed scheme by the third  quarter of 2021.

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

Existing competitors who have had invested in new generating capacity or repowering of existing plants to take advantage of the LNG Vesting Scheme commencing in 2013, have impacted the market negatively as these new capacities compete for market share as they attempt to overcome the gas take-or-pay penalties arising out of an oversupplied market.

EMA has issued a Singapore Electricity Market Outlook (“SEMO”) 2020, which provides a long-term outlook of the energy market, such as the projected supply and demand conditions to facilitate power generation investment decisions. Based on the data provided by EMA, annual system demand and system peak demand are projected to grow at a CAGR of 2.5 – 3.1% over the next 10 years (2021 to 2031) due to growing demand from new high-growth sectors such as data centres.A net reduction of about 1,700MW of generation capacity, through refurbishment, retirement or mothballing plans, is projected in 2021.

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

TPL collaborated with ST Engineering Marine Ltd. (ST Marine), an affiliate of Singapore Temasek Holdings, to participate in the tender for Singapore’s Public Utilities Board (PUB)’s fifth desalination plant project under a Develop-Build-Own-Operate (DBOO) scheme on July 6, 2017. The capacity of the desalination plant is 30 MIGD (137,000 cubic meter per day). The desalination plant is located at Tembusu Jurong Island, adjacent to TMUC in order to achieve synergy. TPL and ST Marine incorporated a concession company, TP-STM Water Resources Pte. Ltd. (TP-STM Water Resources), on November 1, 2017 and executed the Water Purchase Agreement (WPA) with PUB on November 6, 2017. TPL owns 60% equity interests in TP-STM Water Resources. The construction of the desalination plant commenced in August 2018. The project commercial operation date (PCOD) was originally scheduled for June 2020 but has been delayed due to the impact of the Covid19 pandemic. The term of concession is 25 years from the PCOD.

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

Pricing Policy of Desalinated Water in Singapore

The supply of desalinated water to PUB, target to commence in 2021, is based on long-term WPA with PUB. The pricing of desalinated water has both fixed and variable components.

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

Power sales in Singapore

According to EMC, the total registered capacity in commercial operation for 2020 in Singapore was 11,848 MW, of which 10,512 MW belonged to CCGT/Cogen/Trigen facilities. In 2020, the peak demand for electricity was 7,034 MW against 2019’s 7,195 MW. The power market in Singapore is competitive, and power generation companies compete to sell their power output into NEMS through a bidding process with hedging via vesting contracts and retail sales. The Vesting Contract Scheme has dropped to LNG vesting level in second half of 2019. The decrease in allocated vesting contract volumes will have to be made up through increased retail sales or increased exposure to pool prices which are volatile in nature.

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

Utility sales in Singapore

In 2020, TMUC sold 2,336,645MT of steam to customers, an increase of 3.2% as compared to 2,264,884MT in 2019 amid COVID-19 pandemic.

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

In 2020, we purchased 171 million tons of coal and consumed 174 million tons of coal. Of our total coal purchases, 53% was purchased under annual contracting arrangements and the remainder was purchased on the open market. The coal purchase price for our Company, including transportation costs and miscellaneous expenses, averaged approximately RMB479.11 per ton in 2020, representing a decrease of 5.15% compared to 2019. Our unit fuel cost of our domestic power plants in 2020 decreased by 6.34% from that in 2019.

Singapore’s Tuas Power used coal as primary fuel for its TMUC’s cogeneration plants. Coal is procured from coal producers in Indonesia via two long-term coal supply contracts with 10-year and 15-year terms respectively, and short-term contracts. The prices are indexed to the Global Coal Newcastle Index and HBA (Coal Reference Price which is regulated by Indonesia Government) Index. In 2020, Tuas Power purchased more volume from the open market and with the downtrend of coal prices, there was cost savings in this spot purchase compared to the term contract pricing.

Gas

Currently, the Company has 11 Combined Cycle Gas Turbine Power Plants (“CCGT”) in China, including:

●	Huaneng Shanghai Combined Cycle Gas Turbine Power Plant (“Shanghai CCGT”) with gas supply transported through the pipeline of “West-East Gas Transport Project”;
●	Huaneng Jiangsu Jinling Combined Cycle Gas Turbine Power Plant (“Jinling CCGT”) with gas supply transported through the pipeline of “West-East Gas Transport Project”;
●	Huaneng Beijing Co-generation CCGT Power Plant (“Beijing Co-generation CCGT”) with gas supply transported through Shaanxi-Beijing Pipeline;
●	Huaneng Zhejiang Tongxiang Combined Cycle Gas Turbine Power Plant (“Tongxiang CCGT”), with gas supply transported through the pipeline of “West-East Gas Transport Project”;
●	Huaneng Chongqing Liangjiang Combined Cycle Gas Turbine Power Plant (“Liangjiang CCGT”) with gas supply transported through the pipeline of “West-East Gas Transport Project”;
●	Huaneng Tianjin Lingang Combined Cycle Gas Turbine Co-generation Power Plant (“Lingang CCGT Co-generation”) with gas supply by CNOOC Tianjin Trading Branch and Petro China Tianjin Trading Branch;
●	Huaneng Shanxi Dongshan Combined Cycle Gas Turbine Power Plant (“Dongshan CCGT”) with gas supply transported through Shaanxi-Beijing Pipeline II;
●	Huaneng Hainan Nanshan Combined Cycle Gas Turbine Power Plant (“Nanshan CCGT”) with gas supply by CNOOC Hainan Branch;
●	Huaneng Zhongyuan Combined Cycle Gas Turbine Power Plant (“Zhongyuan CCGT”) with gas supply transported through the pipeline of “West-East Gas Transport Project”;
●	Huaneng Jiangsu Suzhou Combined Cycle Gas Turbine Co-generation Power Plant (“Suzhou CCGT Co-generation”) with gas supply transported through the pipeline of “West-East Gas Transport Project”; and
●	Huaneng Guangxi Guilin Distributed Energy Project (“Guilin Distributed Energy”) with gas supply by Petro China Nanning Branch.

In addition, Tuas Power in Singapore has five gas-fired combined cycle generating units and three gas-fired backup boilers. The piped gas for Tuas Power is provided by Pavilion Energy Singapore Pte Ltd and Sembcorp Gas Pte Ltd., whereas LNG is provided by Shell Gas Marketing Pte Ltd.

Oil

Tuas Power has decommissioned its 600 MW oil-fired steam generating unit in June 2020 following approval from EMA so as to reduce overhead costs and free up resources without affecting its allocated vesting quantities.

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

We are 32.28% owned by HIPDC, which in turn is a subsidiary of Huaneng Group. Huaneng Group was established in 1988 with the approval of the State Council. Huaneng Group also holds a 14.14% equity interest in us in addition to HIPDC’s ownership. In 2002, Huaneng Group was restructured as one of the five independent power generation group companies to take over the power generation assets originally belonging to the State Power Corporation of China. Huaneng Group has a registered capital of RMB20 billion and is controlled and managed by the central government. Huaneng Group is principally engaged in the development, investment, construction, operation and management of power plants; organizing the generation and sale of power (and heat); and the development, investment, construction, production and sale of products in relation to energy, transportation, new energy and environmental protection industries.

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

The following organizational chart sets forth the organizational structure of HIPDC and us as of March 31, 2021:

Notes:

*

Huaneng Group indirectly holds 100% equity interests in Pro-Power Investment Limited through its wholly owned subsidiary, China Hua Neng Hong Kong Company Limited, and Pro-Power Investment Limited in turn holds 25% equity interests in HIPDC. As a result, Huaneng Group beneficially holds 100% of equity interests in HIPDC.

**

3.01% was held by Huaneng Group through its wholly owned subsidiary, China Hua Neng Hong Kong Company Limited, 0.84% was held by China Huaneng Group Treasury Management (Hong Kong) Limited and the remaining approximately 0.39% was held by Huaneng Group through its subsidiary, China Huaneng Finance Corporation Limited.

For a detailed discussion of the Company’s subsidiaries, see Note 9 to the Financial Statements.

D.	Property, plants and equipment

The following table presents certain summary information on our power plants as of December 31, 2020.

		Current
	Actual In-service	Installed		Attributable	Type
Plant or Expansion	Date	Capacity	Ownership	Capacity	of Fuel
(Names as defined below)		(MW)%		MW

Heilongjiang Province
Xinhua Power Plant	Unit I: Sep. 1979	1 x 200	70%	140	Coal
	Unit II: Sep. 2005	1 x 330	70%	231
Hegang Power Plant	Unit I: Nov. 1998	1x 300	64%	192	Coal
	Unit II: Nov. 1999	1x 300	64%	192
	Unit III: Apr. 2007	1 x 600	64%	384
Daqing Co-generation	Unit I: Jun. 2013	1 x 350	100%	350	Coal
	Unit II: Aug. 2013	1 x 350	100%	350
Yichun Co-generation	Unit I: Sep. 2015	1 x 350	100%	350	Coal
	Unit II: Dec. 2015	1 x 350	100%	350
Sanjiangkou Wind Power	66 turbines: Feb. 2010	99	82.85%	82	Wind
Linjiang Jiangsheng Wind Power	66 turbines: Oct. 2015	99	82.85%	82	Wind
Daqing Heping Aobao Wind Power	32 turbines: Dec. 2011	96	100%	96	Wind
	32 turbines: May 2012	96	100%	96
	32 turbines: Dec. 2013	96	100%	48
Zhaodong Dechang Photovoltaic	Dec. 2017	20	100%	20	Solar
Shuangyu Photovoltaic
Shuangyu Photovoltaic	Jul. 2018	20	100%	20	Solar
Xinhua Photovoltaic	Jun. 2018	20	100%	20	Solar

		Current
	Actual In-service	Installed		Attributable	Type
Plant or Expansion	Date	Capacity	Ownership	Capacity	of Fuel
(Names as defined below)		(MW)%		MW
Donghai Photovoltaic	Jul. 2018	20	100%	20	Solar

Jilin Province
Jiutai Power Plant	Unit I: Oct. 2009	1 x 670	100%	670	Coal
	Unit II: Dec. 2009	1 x 670	100%	670
Changchun Co-generation	Unit I: Dec. 2009	1 x 350	100%	350	Coal
	Unit II: Apr. 2010	1 x 350	100%	350
Nongan Biomass
Phase I	Dec. 2011	1 x 25	100%	25	Biomass
Phase II	Dec. 2020	1 x 35	100%	35	Biomass
Linjiang Jubao Hydropower	Sep. 2004	2 x 10	100%	20	Solar
Zhenlai Wind Power	33 turbines: Jun. 2009	49.5	100%	49.5	Wind
	33 turbines: Dec. 2011	49.5	100%	49.5
Siping Wind Power	50 turbines: Oct. 2010	75	100%	75	Wind
	25 turbines: Nov. 2010	50	100%	50
	50 turbines: Dec. 2010	75	100%	75
	2 turbines: 2019	6	100%	6
Tongyu Tuanjie Wind Power	74 turbines: Dec. 2015	148	100%	148	Wind
Linjiang Jubao Photovoltaic	Jun. 2017	15	100%	15	Solar
Zhenlai Photovoltaic	Jun. 2018	20	50%	10	Solar

Liaoning Province
Dalian Power Plan
Phase I	Unit I: Sep. 1988	2 x 350	100%	700	Coal
	Unit II: Dec. 1988
Phase II	Unit III: Jan. 1999	2 x 350	100%	700	Coal
	Unit IV: Jan. 1999
Dandong Power Plant	Unit I: Jan. 1999	2 x 350	100%	700	Coal
	Unit II: Jan. 1999
Yingkou Power Plant
Phase I	Unit I: Jan. 1996	2 x 320	100%	640	Coal
	Unit II: Dec. 1996
Phase II	Unit III: Aug. 2007	2 x 600	100%	1,200	Coal
	Unit IV: Oct. 2007
Yingkou Co-generation	Unit I: Dec. 2009	2 x 330	100%	660	Coal
	Unit II: Dec. 2009
Wafangdian Wind Power	24 turbines: Jun. 2011	48	100%	48	Wind
Changtu Wind Power	33 turbines: Nov. 2012	97.5	100%	97.5	Wind
	24 turbines: Oct. 2014
Suzihe Hydropower	2012	3 x 12.5	100%	37.5	Hydro
Dandong Photovoltaic	May. 2016	10	100%	10	Solar
Yingkou Co-generation Photovoltaic	Jun. 2016	10	100%	10	Solar
Yingkou Co-generation Wind Power	May 2019	12.5	100%	12.5	Wind
Yingkou Xianrendao Co-generation Power	Mar. 2017	2*50	100%	100	Coal
Jianchang Bashihan Photovoltaic
Phase I	Aug. 2017	22.03	100%	22.03	Solar
Phase II	Aug. 2017	22.03	100%	22.03	Solar
Xiao Deyingzi Photovoltaic	Aug. 2017	15.56	100%	15.56	Solar
Chaoyang Heiniuyingzi Photovoltaic	Aug. 2017	18.79	100%	18.79	Solar
Dalian Co-generation	Unit I: Jun. 2020	2 x 50	100%	100	Coal
	Unit II: June. 2020

Inner Mongolia Autonomous Region
Huade Wind Power
Phase I	33 turbines: Dec. 2009	49.5	100%	49.5	Wind
Phase II	33 turbines: Jun. 2011	49.5	100%	49.5	Wind

Hebei Province
Shang’ an Power Plant	Unit I: Aug. 1990	2 x 350	100%	700	Coal
Phase I	Unit II: Dec. 1990
Phase II	Unit III: Oct. 1997	2 x 330	100%	660	Coal
	Unit IV: Oct. 1997
Phase III	Unit V: Jul. 2008	2 x 600	100%	1,200	Coal
	Unit VI: Aug. 2008
Kangbao Wind Power

		Current
	Actual In-service	Installed		Attributable	Type
Plant or Expansion	Date	Capacity	Ownership	Capacity	of Fuel
(Names as defined below)		(MW)%		MW
Phase I	33 turbines: Jan. 2011	49.5	100%	49.5	Wind
Kangbao Xitan Photovoltaic	Jun. 2016	20	100%	20	Solar
Zhuolu Dabao Wind Power	24 turbines: Mar. 2017	48	100%	48	Wind
Shang’an Dianchanghuichang Photovoltaic	Dec. 2017	17	100%	17	Solar

Gansu Province
Pingliang Power Plant
Phase I	Unit I: Sep. 2000	3 x 325	65%	633.75	Coal
	Unit II: Jun. 2001
	Unit III: Jun. 2003
	Unit IV: Nov. 2003	1 x 330	65%	214.5	Coal
	Unit V: Feb. 2010	2 x 600	65%	780	Coal
	Unit VI: March 2010
Jiuquan Wind Power	259 turbines: Dec. 2011	401	100%	401	Wind
	3 turbines: 2019	6	100%	6
	20 turbines: 2019	44	100%	44
Jiuquan II Wind Power	100 turbines: Dec. 2014	200	100%	200	Wind
	100 turbines: Jun. 2015	200	100%	200	Wind
Yumen Wind Power	24 turbines: Jun. 2015	48	100%	48	Wind
	67 turbines: Jun. 2015	100.5	100%	100.5	Wind
Yigang Wind Power	96 turbines: Dec. 2015	192	100%	192	Wind

Ningxia Autonomous Region
Ruyi Helan Rooftop Photovoltaic	Jun. 2017	19.8	40%	7.92	Solar

Beijing Municipality
Beijing Co-generation
Phase I	Unit I: Jan. 1998	2 x 165	41%	135.3	Coal
	Unit II: Jan. 1998
	Unit III: Dec. 1998	2 x 220	41%	180.4	Coal
	Unit IV: Jun. 1999
	Unit V: Apr. 2004	1 x 75	41%	30.75	Coal
Beijing Co-generation CCGT
Phase II	Unit VI: Dec. 2011	2 x 306.9	41%	251.66	Gas
	Unit VII: Dec. 2011
	Unit VIII: Dec. 2011	1 x 309.6	41%	126.936	Gas
Beijing Co-generation CCGT
Phase III	Unit IX: Nov. 2017	2 x 342.97	41%	281.24	Gas
	Unit X: Nov. 2017
	Unit XI: Nov. 2017	1 x 312.6	41%	128.166	Gas

Tianjin Municipality
Yangliuqing Co-generation	Unit I: Dec. 1998	4 x 300	55%	660	Coal
	Unit II: Sep. 1999
	Unit III: Dec. 2006
	Unit IV: May 2007
Lingang Co-generation CCGT	Unit I: Dec. 2014	1 x 313	55%	254.65	Gas
	1 x 150
Chenxi Photovoltaic	Jun. 2017	2.2	55%	1.21	Solar

Shanxi Province
Yushe Power Plant	Unit III: Oct. 2004	2 x 300	60%	360	Coal
	Unit IV: Nov. 2004
Zuoquan Power Plant	Unit I: Dec. 2011	2 x 600	80%	960	Coal
	Unit II: Jan. 2012
Dongshan CCGT	Unit I: Oct. 2015	2 x297.7	100%	595.4	Gas
	Unit II: Oct. 2015
	Unit III: Oct. 2015	263.6	100%	263.6	Gas
Yushe Photovoltaic	Jun. 2017	50	100%	50	Solar
Yushe Fupin Photovoltaic	Aug. 2018	10.5	90%	9.45	Solar
Ruicheng Monan Photovoltaic	2019	150	100%	150	Solar

Shandong Province
Dezhou Power Plant
Phase I	Unit I: 1992	1 x 330	100%	330	Coal

		Current
	Actual In-service	Installed		Attributable	Type
Plant or Expansion	Date	Capacity	Ownership	Capacity	of Fuel
(Names as defined below)		(MW)%		MW
	Unit II: 1992	1 x 320	100%	320	Coal
Phase II	Unit III: Jun. 1994	1 x 330	100%	330	Coal
	Unit IV: May 1995	1 x 320	100%	320	Coal
Phase III	Unit V: Jun. 2002	2 x 700	100%	1,400	Coal
	Unit VI: Oct. 2002
Jining Power Plant
Circulating fluidized bed boiler	Unit V: Jul. 2003	2 x 135	100%	270	Coal
	Unit VI: Aug. 2003
Co-generation	Unit I: Nov. 2009	2 x 350	100%	700	Coal
	Unit II: Dec. 2009
Xindian Power Plant
Phase III	Unit V: Sep 2006	2 x 300	95%	570	Coal
	Unit VI: Nov. 2006
Weihai Power Plant
Phase II	Unit III: Mar. 1998	2 x 320	60%	384	Coal
	Unit IV: Nov. 1998
Phase III	Unit V: Dec. 2012	2 x 680	60%	816	Coal
	Unit VI: Dec. 2012
Rizhao Power Plant
Phase I	Unit I: Sep. 1999	1 x 350	88.8%	311	Coal
	Unit II: Jan. 2003	1 x 350	88.8%	311
Phase II	Dec. 2008	2 x 680	100%	1,360	Coal
Zhanhua Co-generation	Jul. 2005	2 x 165	100%	330	Coal
Baiyanghe Power Plant	Unit I: Oct. 2003	1 x 145	80%	116	Coal
	Unit II: Oct. 2003	1 x 145	80%	116
	Unit III: Dec. 2009	1 x 300	80%	240
	Unit IV: Dec. 2009	1 x 300	80%	240
Jiaxiang Power Plant	Unit I: Oct. 2006	1 x 330	40%	132	Coal
	Unit II: May. 2007	1 x 330	40%	132
Jining Co-generation	Unit I: Apr. 2004	1 x 30	40%	12	Coal
	Unit II: Jul. 2004	1 x 30	40%	12
Qufu Co-generation	Unit I: Feb. 2009	1 x 225	40%	90	Coal
	Unit II: Sep. 2009	1 x 225	40%	90
Huangtai Power Plant	Unit I: Nov. 1987	1 x 330	72%	237.6	Coal
	Unit II: Jan. 2011	1 x 350	72%	252
	Unit III: Jan. 2011	1 x 350	72%	252

Yantai Power Plant	Unit I: Apr. 1996	1 x 110	80%	88	Coal
	Unit II: Oct. 2005	1 x 160	80%	128
	Unit III: Dec. 2005	1 x 160	80%	128
	Unit IV: Oct. 2006	1 x 160	80%	128
Linyi Power Plant	Unit I: Dec. 2012	1 x 350	60%	210	Coal
	Unit II: Oct. 2013	1 x 350	60%	210
	Unit III: Dec. 1997	1 x 140	60%	84
	Unit IV: Apr. 2003	1 x 140	60%	84
	Unit V: Sep. 2003	1 x 140	60%	84
	Unit VI: Apr. 2005	1 x 140	60%	84
Jining Yunhe Power Plant	Unit I: Jul. 2000	1 x 145	78.68%	114.09	Coal
	Unit II: Nov. 2000	1 x 145	78.68%	114.09
	Unit III: Sep. 2003	1 x 145	78.68%	114.09
	Unit IV: Feb. 2004	1 x 145	78.68%	114.09
	Unit V: Sep. 2006	1 x 330	78.68%	259.64
	Unit VI: Mar. 2006	1 x 330	78.68%	259.64
Liaocheng Co-generation	Unit I: Jan. 2006	1 x 330	60%	198	Coal
	Unit II: Sep. 2006	1 x 330	60%	198
Zhongtai Power Plant	Unit I: May. 2007	1 x 150	80%	120	Coal
	Unit II: Dec. 2007	1 x 150	80%	120
Laiwu Power Plant	Unit I: Dec. 2015	1 x 1000	64%	640	Coal
	Unit II: Nov. 2016	1 x 1000	64%	640
Muping Wind Power	28 turbines: Dec. 2010	42	80%	34	Wind
Penglai Wind Power	24 turbines: Sep. 2014	48	80%	38.4	Wind
	1 turbine: Sep. 2014	1.8	80%	1.44
	24 turbines: Oct. 2016	48	80%	38.4
	1 turbine: Oct. 2016	1.8	80%	1.44
Rushan Wind Power	8 turbines: Sep. 2014	12	80%	9.6	Wind

		Current
	Actual In-service	Installed		Attributable	Type
Plant or Expansion	Date	Capacity	Ownership	Capacity	of Fuel
(Names as defined below)		(MW)%		MW
	11 turbines: Sep. 2014	16.5	80%	13.2
	2 turbines: Oct. 2016	3	80%	2.4
	5 turbines: Oct. 2016	10.5	80%	8.4
Rongcheng Wind Power	1 turbine: Jan. 2006	1.5	48%	0.72	Wind
	1 turbine: Jan. 2006	1.5	48%	0.72
	1 turbine: Jan. 2006	1.5	48%	0.72
	2 turbines: Feb. 2006	3	48%	1.44
	2 turbines: Feb. 2006	3	48%	1.44
	3 turbines: Mar. 2006	4.5	48%	2.16
Dongying Wind Power	32 turbines: Dec. 2009	48	56%	27	Wind
Boshan Photovoltaic	May. 2016	12	80%	10	Solar
Sishui Photovoltaic	Jun. 2015	20	80%	16	Solar
Gaozhuang Photovoltaic	May. 2016	20	80%	16	Solar
Jining Co-generation Photovoltaic	Feb. 2017	20	80%	16	Solar
Zhanhua Qingfenghu Wind Power	50 turbines: Dec. 2017	100	80%	80	Wind
Jining Photovoltaic	Feb. 2017	20	80%	16	Solar
Laiwu Niuquan Photovoltaic	Apr. 2017	20	80%	16	Solar
Furuite Rooftop Photovoltaic	Jun. 2017	6.3	95%	5.99	Solar
Zhanhua Qingfenghu Photovoltaic	Jun. 2017	100	46%	46	Solar
Weihai Haibu Photovoltaic	Jun. 2017	19.75	80%	15.8	Solar
Jining Weishan Zhaozhuang Photovoltaic	Dec. 2017	80	40%	64	Solar
Dezhou Dingzhuang Photovoltaic	13 turbines: 2019	52	80%	41.6	Wind
Jiyang Biomass	Dec. 2020	30	100%	30	Biomass

Henan Province
Qinbei Power Plant
Phase I	Unit I: Nov. 2004	2 x 600	60%	720	Coal
	Unit II: Dec. 2004
Phase II	Unit III: Nov. 2007	2 x 600	60%	720	Coal
	Unit IV: Nov. 2007
Phase III	Unit V: Mar. 2012	2 x 1000	60%	1,200	Coal
	Unit VI: Feb. 2013
Zhongyuan CCGT	Unit I: Aug. 2007	2 x 390	90%	702	Coal
	Unit II: Jan. 2008
Luoyang Co-generation Power Plant	Unit I: May. 2015	2 x 350	80%	560	Coal
	Unit II: Jun. 2015
Mianchi Co-generation	Unit I: Dec. 2016	2 x 350	60%	420	Coal
	Unit II: Dec. 2016
Zhumadian Wind Power	16 turbines: Dec. 2016	32	90%	28.8	Wind
Qinbei Dianchanghuichang
Photovoltaic	Jun. 2017	20	60%	12	Solar
Tangyin Wind Power	69 turbines: Dec. 2018	151.8	100%	151.8	Wind
Mianchi Wind Power	27 turbines: 2019	54	100%	54	Wind
	3 turbines: 2019	21	100%	21
Zhenyao Wind Power	24 turbines: 2019	48	96.52%	46.33	Wind
Puyang Wind Power	36 turbines: 2019	90	100%	90	Wind
Xiayi Wind Power	4 turbines: 2019	10	100%	10	Wind

Jiangsu Province
Nantong Power Plant
Phase I	Unit I: Sep. 1989	2 x 352	100%	704	Coal
	Unit II: Mar. 1990
Phase II	Unit III: Jul. 1999	2 x 350	100%	700	Coal
	Unit IV: Oct. 1999
Nanjing Power Plant	Unit I: Mar. 1994	2 x 320	100%	640	Coal
	Unit II: Oct. 1994
Taicang Power Plant
Phase I	Unit I: Dec. 1999	2 x 320	75%	480	Coal
	Unit II: Apr. 2000
Phase II	Unit III: Jan. 2006	2 x 630	75%	945	Coal
	Unit IV: Feb. 2006
Taicang Dianchanghuichang Photovoltaic	Jun. 2018	50	75%	37.5	Solar
Huaiyin Power Plant
Phase II	Unit III: Jan. 2005	2 x 330	63.64%	420	Coal
	Unit IV: Mar. 2005

		Current
	Actual In-service	Installed		Attributable	Type
Plant or Expansion	Date	Capacity	Ownership	Capacity	of Fuel
(Names as defined below)		(MW)%		MW
Phase III	Unit V: May 2006	2 x 330	63.64%	420	Coal
	Unit VI: Sep. 2006
Huaiyin Dianchang Photovoltaic	Jun. 2018	30	100%	30	Solar
Jinling Power Plant
CCGT	Unit I: Dec. 2006	2 x 390	60%	468	Gas
	Unit II: Mar. 2007
CCGT-Cogeneration	Unit I: April 2013	191.3	51%	97.56	Gas
	Unit II: May 2013	191.3	51%	97.56
Jinling Coal-Fired	Unit III: Dec. 2009	2 x 1,030	60%	1,236	Coal
	Unit IV: Aug. 2012
Suzhou Co-generation	Unit I: Aug. 2006	2 x 60	53.45%	64.14	Coal
	Unit II: Oct. 2006

Nanjing Chemical Industry Park Co-generation	Unit I: Apr. 2016	50	70%	35	Coal
	Unit II: Dec. 2016	50	70%	35
Qidong Wind Power
Phase I	61 turbines: Mar. 2009	91.5	65%	59.5	Wind
Phase II	25 turbines: Jan. 2011	50	65%	32.5	Wind
	22 turbines: Jun. 2012	44	65%	28.6	Wind
Rudong Wind Power	24 turbines: Nov. 2013	48	90%	43.2	Wind
Tongshan Wind Power
Phase I	25 turbines: Mar. 2016	50	70%	35	Wind
Phase II	24 turbines: Dec. 2017	48	70%	33.6	Wind
Luhe Wind Power	25 turbines: Dec. 2016	50	100%	50	Wind
Rudong Offshore Wind Power	26 turbines: Mar, 2017	106.4	70%	211.68	Wind
	44 turbines: Sep. 2017	196
Guanyun Power	Unit I: Dec. 2017	2 x 25	100%	50	Coal
	Unit II: Dec. 2017
Suzhou CCGT	Unit I: Jul. 2017	178	100%	452	Gas
	Unit II: Jul. 2017	48
	Unit III: Sep. 2017	178
	Unit IV: Sep. 2017	48
Yizheng Wind Power
Phase I	21 turbines: Dec. 2017	46.2	100%	46.2	Wind
Phase II	6 turbines: Jul. 2018	13.8	100%	13.8	Wind
Guanyun Photovoltaic	Jun. 2017	14.1	100%	14.1	Solar
Dafeng Offshore Wind Power	48 turbines: 2019	201.6	100%	201.6	Wind
	20 turbines: 2019	100	100%	100
Jiangyin CCGT	Unit I: Nov. 2020	2 x 440	51%	880	Gas
	Unit II: Dec. 2020

Shanghai Municipality
Shidongkou I	Unit I: Feb. 1988	4 x 325	100%	1,300	Coal
	Unit II: Dec. 1988
	Unit III: Sep. 1989
	Unit IV: May 1990
Shidongkou II	Unit I: Jun. 1992	2 x 600	100%	1,200	Coal
	Unit II: Dec. 1992
Shidongkou Power	Unit I: Oct. 2011	2 x 660	50%	660	Coal
	Unit II: Oct. 2011
Shanghai CCGT	Unit I: May 2006	3 x 390	70%	819	Gas
	Unit II: Jun. 2006
	Unit III: Jul. 2006

Chongqing Municipality
Luohuang Power Plant
Phase I	Unit I: Sep. 1991	2 x 360	60%	432	Coal
	Unit II: Feb. 1992
Phase II	Unit III: Dec. 1998	2 x 360	60%	432	Coal
	Unit IV: Dec. 1998
Phase III	Unit V: Dec. 2006	2 x 600	60%	720	Coal
	Unit VI: Jan. 2007
Liangjiang CCGT	Unit I: Oct. 2014	2 x 467	90%	840.6	Gas
	Unit II: Dec. 2014
Fengjie Jinfengshan Wind Power	55 turbines: Dec. 2018	110	100%	110	Wind

		Current
	Actual In-service	Installed		Attributable	Type
Plant or Expansion	Date	Capacity	Ownership	Capacity	of Fuel
(Names as defined below)		(MW)%		MW

Zhejiang Province
Changxing Power Plant	Unit I: Dec. 2014	2 x 660	100%	1320	Coal
	Unit II: Dec. 2014

Yuhuan Power Plant
Phase I	Unit I: Nov. 2006	2 x 1,000	100%	2,000	Coal
	Unit II: Dec. 2006
Phase II	Unit III: Nov. 2007	2 x 1,000	100%	2,000	Coal
	Unit IV: Nov. 2007
Tongxiang CCGT	Unit I: Sep. 2014	1 x 258.4	95%	245.48	Gas
	Unit II: Sep. 2014	1 x 200	95%	190	Gas
Changxing Photovoltaic	Dec. 2014	5	100%	5	Solar
	Mar. 2015	5	100%	5	Solar
Changxing Hongqiao Photovoltaic	Sep. 2016	30	100%	30	Solar
Huzhou Distributed Photovoltaic	Jun. 2017	16.13	100%	20	Solar
	Dec. 2017	3.87
Jiapu Photovoltaic	2019	1.03	100%	1.03	Solar
Xitang Photovoltaic	2019	1.77	100%	1.77	Solar

Hunan Province
Yueyang Power Plant
Phase I	Unit I: Sep. 1991	2 x 362.5	55%	398.75	Coal
	Unit II: Dec. 1991
Phase II	Unit III: Mar. 2006	2 x 300	55%	330	Coal
	Unit IV: May 2006
Phase III	Unit V: Jan. 2011	2 x 600	55%	660	Coal
	Unit VI: Aug. 2012
Xiangqi Hydropower	Unit I: Dec. 2011	4 x 20	100%	80	Hydro
	Unit II: May 2012
	Unit III: Jul. 2012
	Unit IV: Aug. 2012
Subaoding Wind Power	40 turbines: Dec. 2014	80	100%	80	Wind
	35 turbines: May. 2015	70	100%	70	Wind
Guidong Wind Power	42 turbines: Aug. 2015	48	100%	48	Wind
	18 turbines: Sep. 2015	36	100%	36	Wind
Yueyang Xingang Photovoltaic	May. 2017	10	60%	6	Solar
Yueyang Leigutai Photovoltaic	Jun. 2017	20	55%	11	Solar
Lianping Wind Power	1 turbine: 2019	3.6	80%	2.88	Wind
	13 turbines: 2019	44.2	80%	35.36
	1 turbine: 2019	3.2	80%	2.56
	7 turbines: 2019	14	80%	11.2
Yueyang Sanhui Photovltaic	2019	20	55%	11	Solar

Hubei Province
Enshi Maweigou Hydropower	Dec. 2011	3 x 5	100%	15	Hydro
	Dec. 2015	2 x 20	100%	40	Hydro
Dalongtan Hydropower	Unit I: May 2006	12	97%	11.64	Hydro
	Unit II: Aug. 2005	12	97%	11.64	Hydro
	Unit III: Mar. 2006	12	97%	11.64
	Unit IV: Oct. 2008	1 x 1.6	97%	1.552	Hydro
Yangluo Power Plant
Phase I	Unit I: Jun. 1993	2 x 300	75%	450	Coal
	Unit II: Jan. 1994
Phase II	Unit III: May 1997	2 x 330	75%	495	Coal
	Unite IV: Dec. 1997
Phase III	Unit V: Oct. 2006	2 x 600	75%	900	Coal
	Unit VI: Dec. 2006
Jingmen Co-generation	Unit I: Nov. 2014	2 x 350	100%	700	Coal
	Unit II: Oct. 2014
Yingcheng Co-generation	Unit II: Jan. 2015	1 x 350	100%	350	Coal
	Unit I: Jun. 2016	1 x 50	100%	50	Coal
Jieshan Wind Power
Phase I	24 turbines: Jun. 2015	48	100%	48	Wind
Phase II	36 turbines: Aug. 2016	72	100%	72	Wind

		Current
	Actual In-service	Installed		Attributable	Type
Plant or Expansion	Date	Capacity	Ownership	Capacity	of Fuel
(Names as defined below)		(MW)%		MW
Zhongxiang Hujiawan Wind Power	12 turbines: Dec. 2017	24	100%	24	Wind
	63 turbines: Aug. 2018	126	100%	126	Wind
Suizhou Zengdufuhe Photovoltaic	Sep. 2017	16.7	100%	20	Solar
	Oct. 2017	3.3

Jiangxi Province
Jinggangshan Power Plant
Phase I	Unit I: Dec. 2000	2 x 300	100%	600	Coal
	Unit II: Aug. 2001
Phase II	Unit III: Nov. 2009	2 x 660	100%	1,320	Coal
	Unit IV: Dec. 2009
Jianggongling Wind Power	24 turbines: Dec. 2014	48	100%	48	Wind
	13 turbines: Dec. 2016	26	100%	26	Wind
Ruijin Power Plant	Unit I: May 2008	2 x 350	100%	700	Coal
	Unit II: Aug. 2008
Anyuan Power Plant	Unit I: Jun. 2015	2 x 660	100%	1,320	Coal
	Unit II: Aug. 2015
Hushazui Wind Power	13 turbines: Dec. 2016	26	100%	26	Wind
Linghuashan Wind Power	26 turbines: Jun. 2017	52	100%	100	Wind
	24 Turbines: Sep. 2017	48
Gaolongshan Wind Power	36 turbines: Nov. 2018	80	100%	80	Wind
Daguzhai Wind Power	28 turbines: 2019	84	100%	84	Wind
	4 turbines: 2019	10	100%	10
Shangrao Poyang Photovoltaic	2019	159.66	50%	80.58	Solar

Anhui Province
Chaohu Power Plant	Unit I: May 2008	2 x 600	60%	720	Coal
	Unit II: Aug. 2008
Hualiangting Hydropower Phase I	Unit I: Oct. 1981	2 x 10	100%	20	Hydro
	Unit II: Nov. 1981
Phase II	Unit III: Nov. 1987	2 x 10	100%	20	Hydro
	Unit IV: Nov. 1987
Huaining Wind Power	25 turbines: Jun. 2016	50	100%	50	Wind
	45 turbines: Dec. 2017	99	100%	99	Wind

Fujian Province
Fuzhou Power Plant
Phase I	Unit I: Sep. 1988	2 x 350	100%	700	Coal
	Unit II: Dec. 1988
Phase II	Unit III: Oct. 1999	2 x 350	100%	700	Coal
	Unit IV: Oct. 1999
Phase III	Unit V: Jul. 2010	2 x 660	100%	1,320	Coal
	Unit VI: Oct. 2011
Changle Photovoltaic	Jun. 2017	10	100%	10	Solar

Guangdong Province
Shantou Power Plant
Phase I	Unit VI: Oct. 2011	2 x 300	100%	600	Coal
	Unit I: Jan. 1997
	Unit II: Jan. 1997
Phase II	Unit III: Oct. 2005	1 x 600	100%	600	Coal
Haimen Power	Unit I: Jul. 2009	2 x 1,036	100%	2,072	Coal
	Unit II: Oct. 2009
	Unit III: Mar. 2013	2 x 1,036	80%	1,657.6	Coal
	Unit IV: Mar. 2013
Shantou Photovoltaic	Sep. 2016	17	100%	17	Solar
Dongguan CCGT	Unit I: Jun. 2020	2 x 440	100%	945	Gas
	Unit II: Aug. 2020

Yunnan Province
Diandong Energy
Phase I	Unit I: Feb. 2006	2 x 600	100%	1,200	Coal
	Unit II: Jul. 2006
Phase II	Unit III: Nov. 2006	2 x 600	100%	1,200	Coal
	Unit IV: May 2007

		Current
	Actual In-service	Installed		Attributable	Type
Plant or Expansion	Date	Capacity	Ownership	Capacity	of Fuel
(Names as defined below)		(MW)%		MW
Yuwang Energy
Phase I	Unit I: Jul. 2009	2 x 600	100%	1,200	Coal
	Unit II: Feb. 2010
Fuyuan Wind Power
Wenbishan Wind Power	20 turbines: Oct. 2014	40	100%	40	Wind
Yibasan Wind Power	24 turbines: Dec. 2015	48	100%	48	Wind
Shengjing Wind Power	24 turbines: Dec. 2016	48	100%	48	Wind
Guangliangzi Wind Power	24 turbines: Oct. 2017	48	100%	48	Wind
Yuwang Changdi Hydropower	2019	4 x 4	100%	16	Hydro

Hainan Province
Haikou Power Plant	Unit IV: May 2000	2 x 138	91.8%	253.368	Coal
	Unit V: May 1999
	Unit VIII: Apr. 2006	2 x 330	91.8%	605.88	Coal
	Unit IX: May 2007
Dongfang Power Plant
Phase I	Unit I: Jun. 2009	2 x 350	91.8%	642.6	Coal
	Unit II: Dec. 2009
Phase II	Unit III: May 2012	2 x 350	91.8%	642.6	Coal
	Unit IV: Dec. 2012
Nanshan Co-generation	Unit I: Apr. 1995	2 x 50	91.8%	91.8	Gas
	Unit II: Apr. 1995
	Unit III: Oct. 2003	2 x 16	91.8%	29.370	Gas
	Unit IV: Oct. 2003
Gezhen Hydropower	Unit I: Nov. 2009	2 x 40	91.8%	73.40	Hydro
	Unit II: Nov. 2009
	Unit III: Dec. 2009	2 x 1	91.8%	1.836	Hydro
	Unit IV: Dec. 2009
Wenchang Wind Power	34 turbines: Jan. 2009	51.5	91.8%	47.277	Wind
Dongfang Photovoltaic	Jul. 2016	12	91.8%	11.016	Solar
Chengmai Photovoltaic	Jun. 2017	12.5	91.8%	11.475	Solar
	Sep. 2017	12.5	91.8%	11.475
	Sep. 2018	40	91.8%	36.72	Solar

Guizhou Province
Panzhou Wind Power Dapashan Wind Power	12 turbines: Dec. 2015	24	100%	24	Wind
	9 turbines: Nov. 2017	18	100%	24	Wind
	3 turbines: Dec. 2017	6
Jiaoziding Wind Power	16 turbines: Nov. 2017	32	100%	48	Wind
	8 turbines: Dec. 2017	16
Dapashan Booster Station Photovoltaic	2019	0.52	100%	0.52	Solar
Jiaoziding Booster Station Photovoltaic	2019	0.4	100%	0.4	Solar
Guanlinggang Wulonggu Photovoltaic	2019	80	100%	80	Solar
Xixiu Distributed Photovoltaic	2019	8.2	100%	8.2	Solar

Guangxi Autonomous Region
Guilin Distributed Energy	Unit I: Dec. 2017	3 x 70	80%	168	Gas
	Unit II: Dec. 2017
	Unit III: Dec. 2017
Guigang Qixingling Wind Power	6 turbines : 2019	13.8	100%	13.8	Wind
	21 turbines : 2019	46.2		46.2

Singapore
Tuas Power	Unit III: Nov. 2001	4 x 367.5	100%	1,470	Gas
	Unit IV: Jan. 2002
	Unit V: Feb. 2005
	Unit VI: Sep. 2005
	Unit VII: Dec. 2013	405.9	100%	405.9	Gas
TMUC
Phase I	Feb. 2013	1 x 101	100%	101	Coal & biomass
Phase IIA	Jun. 2014	1 x 32.5	100%	32.5	Coal & biomass

Pakistan

Current
	Actual In-service	Installed		Attributable	Type
Plant or Expansion	Date	Capacity	Ownership	Capacity	of Fuel
(Names as defined below)		(MW)%		MW
Sahiwal	2017	1320	40%	528	Coal

The following table presents the availability factors and the capacity factors of our coal-fired operating power plants in China for the years ended December 31, 2018, 2019 and 2020.

Coal-fired Power Plant	Availability Factor (%)			Capacity Factor (%)
	2018	2019	2020	2018	2019	2020
Heilongjiang Province
Xinhua Power Plant	99.98	87.13	90.90	50.00	46.99	48.56
Hegang Power Plant	89.14	93.77	96.05	43.32	41.43	43.03
Daqing Co-generation	95.28	93.27	96.05	49.58	50.85	50.52
Yichun Co-generation	89.91	91.85	93.33	46.30	48.93	48.01
Jilin Province
Jiutai Power Plant	95.29	95.32	95.90	46.42	49.04	51.24
Changchun Co-generation	95.24	90.57	93.31	53.72	53.39	57.62
Liaoning Province
Dalian	92.17	91.55	95.90	47.02	45.21	45.54
Dandong	93.84	93.97	97.00	46.10	45.15	45.14
Yingkou	93.41	97.10	98.04	45.81	46.67	43.62
Yingkou Co-generation	90.48	98.01	89.24	47.47	45.17	43.94
Hebei Province
Shang’an	88.82	89.97	92.78	58.53	56.36	51.86
Gansu Province
Pingliang	94.74	91.95	96.40	48.29	42.80	49.05
Beijing Municipality
Beijing Cogeneration	97.57	90.37	91.62	23.43	35.43	35.30
Tianjin Municipality
Yangliuqing	91.64	93.93	90.09	55.11	51.38	48.39
Shanxi Province
Yushe	96.13	95.94	97.85	53.31	52.32	53.76
Zuoquan	96.05	95.97	91.03	50.93	53.81	44.87
Shandong Province
Dezhou	91.71	93.16	96.76	58.08	50.76	46.13
Jining	94.82	98.16	92.18	53.61	46.35	30.33
Weihai	99.20	94.26	95.86	61.24	52.18	47.82
Xindian	91.24	90.55	91.53	59.20	53.79	49.58
Rizhao Power	94.13	94.20	93.89	61.15	56.62	45.20
Rizhao II	94.13	94.20	96.18	61.15	56.62	54.28
Zhanhua Co-generation	99.48	97.78	100.00	48.54	39.10	28.47
Laiwu Power Plant	95.71	90.29	93.41	61.49	54.05	50.38
Baiyanghe Power Plant	97.57	90.29	97.02	56.58	46.78	38.70
Huangtai Power Plant	90.87	91.42	89.71	60.00	58.83	54.30
Yantai Power Plant	97.85	97.97	97.67	60.60	53.45	47.54
Liaocheng Co-generation	93.58	88.53	91.30	58.63	48.28	45.72
Linyi Power Plant	96.90	96.29	94.33	57.54	52.2	46.97
Jining Yunhe Power Plant	91.99	95.95	94.72	52.72	43.04	33.61
Qufu Co-generation	96.36	97.08	97.83	63.59	54.67	46.80
Jiaxiang Power Plant	95.73	95.32	94.63	60.58	52.69	46.75
Jining Co-generation	92.50	95.33	97.22	70.23	71.26	66.14
Zhongtai Power Plant	92.53	83.12	82.62	45.39	39.80	31.84
Henan Province
Qinbei	92.80	91.22	92.79	48.44	40.89	37.55
Luoyang Cogeneration Power Plant	95.89	85.95	94.40	51.38	43.08	41.55
Mianchi Co-generation	91.10	100.00	96.58	50.19	41.65	39.31
Jiangsu Province
Nantong	91.64	95.95	96.13	46.89	42.16	29.51
Nanjing	93.84	93.99	93.44	48.48	51.42	49.55
Taicang	97.35	95.09	94.90	59.12	58.89	55.76
Huaiyin	95.13	97.29	97.40	40.73	39.33	35.67
Jinling Coal-fired	95.24	83.66	95.25	58.32	53.7	55.34
Suzhou Co-generation	98.41	94.68	97.38	71.00	72.94	74.73
Shanghai Municipality
Shidongkou I	95.94	97.14	100.00	41.94	38.04	38.76

Shidongkou II	93.23	92.23	94.09	52.31	50.97	52.18
Zhejiang Province
Changxing	97.39	94.1	94.25	55.57	52.24	52.23
Yuhuan	95.35	96.19	95.79	56.88	54.33	52.86
Chongqing Municipality
Luohuang	91.26	94.24	96.30	37.33	35.86	33.32
Hunan Province
Yueyang	95.76	92.97	97.01	47.51	47.32	42.06
Hubei Province
Yangluo Power	92.27	92.04	95.41	51.43	58.92	43.30
Jingmen Thermal Power	97.67	96.07	95.57	49.54	60.03	45.36
Yingcheng Thermal Power	98.87	93.75	95.12	60.53	65.84	54.63
Jiangxi Province
Jinggangshan	92.20	89.55	96.65	58.47	56.58	58.78
Ruijin Power	92.66	89.61	92.07	59.41	58.24	55.99
Anyuan Power Plant	94.45	91.92	90.74	62.64	61.26	61.37
Anhui Province
Chaohu Power	94.71	94.33	95.28	52.46	52.67	47.76
Fujian Province
Fuzhou	94.39	93.03	96.48	53.52	46.32	51.05
Guangdong Province
Shantou	96.25	93.89	93.45	57.03	48.9	47.69
Haimen	95.73	97.36	93.83	54.93	47.43	48.79
Yunnan Province
Diandong	98.36	96.92	85.85	17.17	15.6	23.86
Yuwang	99.98	99.89	94.63	2.61	4.06	21.06
Hainan Province
Haikou	95.24	96.05	98.62	59.72	60.85	56.78
Dongfang	95.14	94.39	94.94	63.10	61.06	56.72

The details of our operating power plants, construction projects and related projects as of December 31, 2020 are described below.

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

The coal supply for Xinhua Power Plant is mainly obtained from Inner Mongolia Autonomous Region. Xinhua Power Plant typically stores 120,000 tons of coal on site. In 2020, Xinhua Power Plant obtained 96.49% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Xinhua Power Plant in 2020 was RMB375.17 (2019: RMB369.37) per ton.

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

The coal supply for Hegang Power Plant is mainly obtained from the city of Hegang. Hegang Power Plant typically stores 120,000 tons of coal on site. In 2020, Hegang Power Plant obtained 73.54% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Hegang Power Plant in 2020 was RMB438.59 (2019: RMB463.80) per ton.

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

The coal supply for Daqing Co-generation is mainly obtained from Inner Mongolia Autonomous Region. Daqing Co-generation typically stores 80,000 tons of coal on site. In 2020, Daqing Co-generation obtained 90.93% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Daqing Co-generation in 2020 was RMB366.19 (2019: RMB364.58) per ton.

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

The coal supply for Yichun Co-generation is mainly obtained from the city of Hegang. Yichun Co-generation typically stores 80,000 tons of coal on site. In 2020, Yichun Co-generation obtained 56.13% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Yichun Co-generation in 2020 was RMB438.69 (2019: RMB442.65) per ton.

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

The coal supply for Jiutai Power Plant is mainly obtained from Inner Mongolia Autonomous Region. Jiutai Power Plant typically stores 120,000 tons of coal on site. In 2020, Jiutai Power Plant obtained 31.75% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Jiutai Power Plant in 2020 was RMB426.34 (2019: RMB366.69) per ton.

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

The coal supply for Changchun Co-generation is mainly obtained from Inner Mongolia Autonomous Region. Changchun Co-generation typically stores 160,000 tons of coal on site. In 2020, Changchun Co-generation obtained 66.74% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Changchun Co-generation in 2020 was RMB402.21 (2019: RMB382.60) per ton.

Changchun Co-generation sells its electricity to Jilin Electric Power Company.

Nongan Biomass

Huaneng Nongan Biomass Power Plant (“Nongan Biomass”) is located in the city of Changchun in Jilin Province. The installed capacity of Nongan Biomass phase I is 25 MW and consists of one 25 MW generating unit, which commenced operation in December 2011. The installed capcity of nongan Biomass phase II is 35MW and consists of one 35 MW generating unit, which commenced operation in December 2020. We hold 100% equity interest in Nongan Biomass.

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

In 2020, Dalian Power Plant obtained 36.70% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Dalian Power Plant in 2020 was RMB490.42 (2019: RMB504.27) per ton.

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

In 2020, Dandong Power Plant obtained 41.67% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Dandong Power Plant in 2020 was RMB434.98 (2019: RMB444.98) per ton.

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

The coal supply for Yingkou Power Plant is mainly obtained from Shanxi Province. Yingkou Power Plant typically stores 400,000 tons of coal on site. In 2020, Yingkou Power Plant obtained 33.58% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Yingkou Power Plant in 2020 was RMB461.37 (2019: RMB481.33) per ton.

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

The coal supply for Yingkou Co-generation is mainly obtained from Inner Mongolia Autonomous Region. Yingkou Co-generation typically stores 140,000 tons of coal on site. In 2020, Yingkou Co-generation obtained 71.57% of its total consumption of coal from annual contracts. The average coal purchase price for Yingkou Co-generation in 2020 was RMB419.62 (2019: RMB420.92) per ton.

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

Chaoyang Heiniuyingzi Photovoltaic sells its electricity to Liaoning Electric Power Company.

Dalian Co-generation

Huaneng Dalian Co-generation Power Plant (“Dalian Co-generation”) is located in Dalian City in Liaoning Province. Dalian Co-generation has an installed capacity of 700 MW and consists of two 350 MW generating units which commenced operation in June and August 2020. We hold 100% equity interest in Dalian Co-generation.

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

In 2020, Shang’an Power Plant obtained 83.85% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Shang’an Power Plant in 2020 was RMB413.52 (2019: RMB474.86) per ton.

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

Kangbao Xitan Photovoltaic sells its electricity to Hebei Electric Power Company.

Zhuolu Dabao Wind Power

Zhuolu Dabao Wind Power Plant (“Zhuolu Dabao Wind Power”) consists of 24 wind power turbines with a total installed capacity of 48 MW, consisting of 24 wind power turbines of 2MW each. Zhuolu Dabao Wind Power commenced operation in March 2017. We hold 100% equity interest in Zhuolu Dabao Wind Power.

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

The coal supply for Pingliang Power Plant is obtained from local coal mines. Pingliang Power Plant typically stores 230,000 tons of coal on site. In 2020, Pingliang Power Plant obtained 96.77% of its coal supplies from annual contracts and the remainder from the open market. The average coal purchase price for Pingliang Power Plant in 2020 was RMB347.63 (2019: RMB357.71) per ton.

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

The coal supply for Beijing Co-generation is mainly obtained from Inner Mongolia Autonomous Region. Beijing Co-generation typically stores 165,000 tons of coal on site. In 2020, Beijing Co-generation obtained 36.33% of its total consumption of coal from annual contracts. The average coal purchase price for Beijing Co-generation in 2020 was RMB594.85 (2019: RMB502.35) per ton.

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

Beijing Co-generation Phase III

Beijing Co-generation Phase III consists of two sets of F-grade gas and steam combined cycle generating units with a power generation capacity of 998 MW. Beijing Co-generation Phase III commenced operation in November 2017. We hold 41% equity interest in Beijing Co-generation Phase III.

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

The coal supply for Yangliuqing Co-generation mainly obtained from Shanxi Province and Inner Mongolia Autonomous Region. Yangliuqing Co-generation typically stores 300,000 tons of coal on site. In 2020, Yangliuqing Co-generation obtained 81.52% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Yangliuqing Co-generation in 2020 was RMB497.76 (2019: RMB502.63) per ton.

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

The coal supply for Yushe Power Plant is obtained from several coal producers located mostly in Shanxi Province. Yushe Power Plant typically stores 500,000 tons of coal on site. In 2020, Yushe Power Plant obtained approximately 60.15% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Yushe Power Plant in 2020 was RMB256.67 (2019: RMB286.44) per ton.

Yushe Power Plant sells its electricity to Shanxi Electric Power Company.

Zuoquan Power Plant

Shanxi Huaneng Zuoquan Power Plant (“Zuoquan Power Plant”) is located in Zuoquan County of Shanxi Province. Zuoquan Power Plant has an installed capacity of 1,200 MW and consists of two 600 MW coal-fired generating units which commenced operations in December 2011 and January 2012, respectively. We hold 80% equity interest in Zuoquan Power Plant.

Zuoquan Power Plant typically stores 200,000 tons of coal on site. In 2020, Zuoquan Power Plant obtained approximately 38.59% of its total consumption of coal from annual contracts and the remainders from the open market. The average coal purchase price for Zuoquan Power Plant in 2020 was RMB277.53 (2019: RMB302.84) per ton.

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

Dezhou Power Plant is approximately 200 km from Taiyuan, Shanxi Province, the source of the plant’s coal supply. The plant is located on the Taiyuan-Shijiazhuang-Dezhou rail line, giving it access to transportation facilities for coal. Dezhou Power Plant typically stores 400,000 tons of coal on site. In 2020, Dezhou Power Plant obtained approximately 76.70% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Dezhou Power Plant in 2020 was RMB465.12 (2019: RMB513.26) per ton. The plant is connected to the main trunk rail line at Dezhou by a dedicated 3.5 km spur line owned by us.

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

In 2020, Jining Power Plant obtained approximately 37.72% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Jining Power Plant in 2020 was RMB468.64 (2019: RMB532.64) per ton.

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

The coal supply for Xindian Power Plant is obtained from several coal producers located mostly in Shanxi Province. Xindian Power Plant typically stores 250,000 tons of coal on site. In 2020, Xindian Power Plant obtained 41.37% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Xindian Power Plant in 2020 was RMB519.38 (2019: RMB540.82) per ton.Xindian Power Plant sells its electricity to State Grid Shandong Electric Power Company.

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

Weihai Power Plant Phase I consists of two 125 MW generating units (Units I and II), and Phase II consists of two 320 MW generating units (Units III and IV). Unit I began commercial operation in May 1994 and was shut down in December 2008, and Unit II began commercial operation in January 1995 and was shut down in November 2008. Unit III and Unit IV commenced operation in March and November 1998, respectively. Each of the Units III and IV was upgraded from 300 MW to 320 MW in January 2009. Weihai Power Plant Phase III consists of two 680 MW generating units which commenced operations in December 2012. The coal supply for Weihai Power Plant is obtained from Shanxi Province and Inner Mongolia. Weihai Power Plant typically stores 160,000 tons of coal on site. In 2020, Weihai Power Plant obtained approximately 80.89% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Weihai Power Plant in 2020 was RMB527.19 (2019: RMB521.99) per ton.

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

We hold 100% equity interest in Phase II of Rizhao Power Plant, which commenced operation in December 2008 and consists of two 680 MW supercritical coal-fired generating units. The coal supply for Phase II of Rizhao Power Plant is obtained from Shanxi

Province. Phase II of Rizhao Power Plant typically stores 217,800 tons of coal on site. In 2020, Phase II of Rizhao Power Plant obtained 46.61% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Phase II of Rizhao Power Plant in 2020 was RMB528.58 (2019: RMB538.34) per ton.

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

The coal supply for Zhanhua Co-generation is mainly obtained from Inner Mongolia Autonomous Region. Zhanhua Co-generation typically stores 90,000 tons of coal on site. In 2020, Zhanhua Co-generation obtained 0.39% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Zhanhua Co-generation in 2020 was RMB510.47 (2019: RMB520.77) per ton.

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

The coal supply for Baiyanghe Power Plant is obtained from several coal producers located in the provinces of Shandong, Shanxi, Shaanxi and Inner Mongolia Autonomous Region. Baiyanghe Power Plant typically stores 125,300 tons of coal on site. In 2020, Baiyanghe Power Plant obtained 28.51% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Baiyanghe Power Plant in 2020 was RMB495.04 (2019: RMB517.03) per ton.

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

The coal supply for Jiaxiang Power Plant is obtained from several coal producers located in the Shandong Province. Jiaxiang Power Plant typically stores 115,300 tons of coal on site. In 2020, Jiaxiang Power Plant obtained 81.76% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Jiaxiang Power Plant in 2020 was RMB431.95 (2019: RMB498.48) per ton.

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

The coal supply for Jining Co-generation is obtained from several coal producers located in the Shandong Province. Jining Co-generation typically stores 10,600 tons of coal on site. In 2020, Jining Co-generation obtained 96.62% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Jining Co-generation in 2020 was RMB425.68 (2019: RMB523.90) per ton.

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

The coal supply for Qufu Co-generation is obtained from several coal producers located in the Shandong Province. Qufu Co-generation typically stores 34,100 tons of coal on site. In 2020, Qufu Co-generation obtained 73.74% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Qufu Co-generation in 2020 was RMB438.34 (2019: RMB536.80) per ton.

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

The coal supply for Huangtai Power Plant is obtained from several coal producers located in the provinces of Shandong, Shanxi, Shaanxi and Inner Mongolia Autonomous Region. Huangtai Power Plant typically stores 155,700 tons of coal on site. In 2020, Huangtai Power Plant obtained 50.85% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Huangtai Power Plant in 2020 was RMB512.74 (2019: RMB561.32) per ton.

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

The coal supply for Yantai Power Plant is obtained from Shanxi Province, Inner Mongolia Autonomous Region and partially imported coal. Yantai Power Plant typically stores 176,100 tons of coal on site. In 2020, Yantai Power Plant obtained 78.82% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Yantai Power Plant in 2020 was RMB561.22 (2019: RMB543.08) per ton.

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

The coal supply for Linyi Power Plant is obtained from several coal producers located in the provinces of Shandong, Shanxi, Shaanxi and Inner Mongolia Autonomous Region. Linyi Power Plant typically stores 249,000 tons of coal on site. In 2020, Linyi Power Plant obtained 20.36% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Linyi Power Plant in 2020 was RMB538.42 (2019: RMB560.68) per ton.

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

The coal supply for Jining Yunhe Power Plant is obtained from several coal producers located in the Shandong Province. Jining Yunhe Power Plant typically stores 50,900 tons of coal on site. In 2020, Jining Yunhe Power Plant obtained 65.64% of its total consumption of coal from annual contracts and the remainder from the open market from the open market. The average coal purchase price for Jining Yunhe Power Plant in 2020 was RMB463.66 (2019: RMB536.07) per ton.

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

The coal supply for Liaocheng Co-generation is obtained from several coal producers located in the provinces of Shandong, Shanxi, Shaanxi and Inner Mongolia Autonomous Region. Liaogcheng Co-generation typically stores 141,300 tons of coal on site. In 2020, Liaogcheng Co-generation obtained 40.23% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Liaogcheng Co-generation in 2020 was RMB488.61 (2019: RMB508.47) per ton.

Liaogcheng Co-generation sells its electricity to State Grid Shandong Electric Power Company.

Zhongtai Power Plant

Huaneng Taian Zhongtai Power Plant (“Zhongtai Power Plant”) is located in the city of Taian in Shandong Province. Taian Power Plant currently has an aggregate installed capacity of 300 MW which consists of two 150 MW coal-fired generating units, which commenced operations in May and December 2007, respectively. We hold 80% equity interest in Zhongtai Power Plant.

The coal supply for Zhongtai Power Plant is obtained from several coal producers located in the Shandong and Shanxi. Zhongtai Power Plant typically stores 103,600 tons of coal on site. In 2020, Zhongtai Power Plant obtained 29.37% of its total consumption of coal from annual contracts and the remainder from the open market from the open market. The average coal purchase price for Zhongtai Power Plant in 2020 was RMB367.32 (2019: RMB435.08) per ton.

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

The coal supply for Laiwu Power Plant is obtained from several coal producers located in the provinces of Shandong, Shanxi, Shaanxi and Inner Mongolia Autonomous Region. Laiwu Power Plant typically stores 246,600 tons of coal on site. In 2020, Laiwu Power Plant obtained 12.19% of its total consumption of coal from annual contracts and the remainder from the open market from the open market. The average coal purchase price for Laiwu Power Plant in 2020 was RMB565.43 (2019: RMB578.52) per ton.

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

Jining Co-generation Photovoltaic

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

Jining Photovoltaic sells its electricity to State Grid Shandong Electric Power Company.

Laiwu Niuquan Photovoltaic

Laiwu Niuquan 20 MW Photovoltaic Power Plant (“Laiwu Niuquan Photovoltaic”) is located in the city of Laiwu of Shandong Province. Laiwu Niuquan Photovoltaic commenced its operation in April 2017 and has an installed capacity of 20 MW. We hold 80% equity interest in Laiwu Niuquan Photovoltaic

Laiwu Niuquan Photovoltaic sells its electricity to State Grid Shandong Electric Power Company.

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

Jining Weishan Zhaozhuang Photovoltaic sells its electricity to State Grid Shandong Electric Power Company.

Jiyang Biomass

Huaneng Jiyang Biomass Power Plant (“Jiyang Biomass”) is located in the Jiyang District of Jinan City of Shandong Province. Jiyang Biomass commenced its operation in December 2020 and has an installed capacity of 30MW. We hold 100% equity interest in Jiyang biomass.

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

The coal supply for Qinbei Power Plant is obtained from Shanxi Province. Qinbei Power Plant typically stores 270,000 tons of coal on site. In 2020, Qinbei Power Plant obtained 56.04% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Qinbei Power Plant in 2020 was RMB436.56 (2019: RMB507.31) per ton.

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

The coal supply for Luoyang Co-generation is obtained from Henan and Shaanxi. Luoyang Co-generation typically stores 120,000 tons of coal on site. In 2020, Luoyang Co-generation obtained 63.05% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Luoyang Co-generation in 2020 was RMB425.50 (2019: RMB498.95) per ton.

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

The coal supply for Mianchi Co-generation is obtained from Yima Coal Group which has mining operations in Henan, Qinghai, Shanxi, Tibet and Inner Mongolia. Mianchi Co-generation typically stores 20,000 tons of coal on site. In 2020, Mianchi Co-generation obtained 48.47% of its total consumption of coal from annual contracts. The average coal purchase price for Luoyang Co-generation Power Plant in 2020 was RMB346.20 (2019: RMB400.44) per ton.

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

Power Plants and Projects in Jiangsu Province

Nantong Power Plant

Huaneng Nantong Power Plant (“Nantong Power Plant”) is located in Nantong City. Nantong Power Plant, including Phase I, Phase II and Phase III, has an installed capacity of 2,454 MW and consists of two 352 MW, two 350 MW and one 1,050 MW coal-fired generating units which commenced operations in 1989, 1990 1999 and 2014. We hold 100% equity interest in Phase I and Phase II of Nantong Power Plant and 35% equity interest in Phase III of Nantong Power Plant. We have shut down Phase I and Phase II of Nantong Power Plant in October 2020.

The coal supply for Nantong Power Plant is obtained from several coal producers located mostly in Northern Shanxi Province. The coal is transported by rail from the mines to Qinhuangdao port and then shipped to the Nantong Power Plant. Nantong Power Plant typically stores 300,000 tons of coal on site.

In 2020, Nantong Power Plant obtained 30.33% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Nantong Power Plant in 2020 was RMB444.98 (2019: RMB458.33) per ton.

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

In 2020, Nanjing Power Plant obtained approximately 72.02% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Nanjing Power Plant in 2020 was RMB542.73 (2019: RMB560.73) per ton.

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

The coal supply for Taicang Power Plant is primarily from Shenhua in Inner Mongolia and Datong in Shanxi Province. Taicang Power Plant typically stores 350,000 tons of coal on site. In 2020, Taicang Power Plant obtained approximately 55.39% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Taicang Power Plant in 2020 was RMB438.62 (2019: RMB455.18) per ton.

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

The coal supply for the Huaiyin Power Plant is primarily from Anhui Province, Henan Province and Shanxi Province. Huaiyin Power Plant typically stores 180,000 tons of coal on site. In 2020, Huaiyin Power Plant obtained approximately 30.16% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Huaiyin Power Plant in 2020 was RMB543.07 (2019: RMB547.17) per ton.

Huaiyin Power Plant sells its electricity to Jiangsu Electric Power Company.

Jinling Power Plant

Huaneng Nanjing Jinling Power Plant (“Jinling Power Plant”) is located in Nanjing, Jiangsu. Jinling Power Plant consists of two 1,030 MW gas-fired generating units, which commenced operation in December 2009 and August 2012, respectively. We hold 60% equity interest in Jinling Power Plant.

Jinling Power Plant (Coal-fired) consists of two 1,030 MW domestic ultra-supercritical coal-fired generating units, which commenced operation in December 2009 and August 2012, respectively. We hold 60% equity interest in Phase I and Phase II of Jinling Power Plant (Coal-fired). The coal supply for Jinling Power Plant (Coal-fired) is primarily from Shanxi Province and Inner Mongolia Autonomous Region. Jinling Power Plant (Coal-fired) typically stores 300,000 tons of coal on site. In 2020, Jinling Power Plant (Coal-fired) obtained approximately 37.99% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Jinling Power Plant (Coal-fired) in 2020 was RMB488.69 (2019: RMB474.64) per ton.

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

Qidong Wind Power Plant sells its electricity to Jiangsu Electric Power Company.

Jinling CCGT Co-generation

Jinling CCGT Co-generation is located in Nanjing, Jiangsu. The plant comprises of two 390 MW (F grade) CCGT unites and two 191 MW class (E grade) CCGT units and the corresponding support facilities. The two F grades commenced operation in December 2006 and March 2007, while two E grade units commenced operation in April 2013 and May 2013, respectively. We hold 57% equity interest in Jinling CCGT Co-generation. The gas supply for this plant is transported through the pipeline of “West-East Gas Transport Project.”

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

Rudong Wind Power sells its electricity to Jiangsu Electric Power Company.

Tongshan Wind Power

Tongshan Wind Power Plant (“Tongshan Wind Power”) is located in Xuzhou, Jiangsu Province. Phase I of the plant has an installed capacity of 50 MW. It commenced operation in March 2016. The phase II commenced operation in December 2017, and has an installed capacity of 48MW, consisting of 24 wind turbines of 2MW each. We hold 70% equity interest in Tongshan Wind Power.

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

The coal supply for Suzhou Co-generation is obtained from Shanxi, Inner Mongolia and partially imported coal. Suzhou Co-generation typically stores 30,000 tons of coal on site. In 2020, Suzhou Co-generation obtained 39.34% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Suzhou Co-generation in 2020 was RMB447.07 (2019: RMB443.49) per ton.

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

Nanjing Chemical Industry Park Co-generation typically stores 60,000 tons of coal on site. In 2020, Nanjing Co-generation obtained 63.41% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Nanjing Chemical Industry Park Co-generation in 2020 was RMB549.62 (2019: RMB576.15) per ton.

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

Jiangyin CCGT

Huaneng Jiangyin CCGT (“Jiangyin CCGT”) is located in the Jiangyin City of Jiangsu Province, which consists of two sets of F-grade gas and steam combined cycle generating units with a power generation capacity of 440 MW each. Jiangyin CCGT commenced operation in November and December 2020, respectively for each unit. We hold 100% equity interest in Jiangyin CCGT.

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

The coal supply for Shidongkou I is primarily from Shanxi Province, Anhui Province and Henan Province. Shidongkou I Power Plant typically stores 150,000 tons of coal on site. In 2020, Shidongkou I obtained 23.36% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Shidongkou I in 2020 was RMB363.10 (2019: RMB402.13) per ton.

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

In 2020, Shidongkou II obtained 19.51% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Shidongkou II in 2020 was RMB377.83 (2019: RMB421.88) per ton.

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

The coal supply for Luohuang Power Plant is obtained from Chongqing Municipality. Luohuang Power Plant typically stores 450,000 tons of coal on site. In 2020, Luohuang Power Plant obtained 98.66% of its coal supplies from annual contracts and the remainder from the open market. The average coal purchase price for Luohuang Power Plant in 2020 was RMB532.66 (2019: RMB566.14) per ton.

Luohuang Power Plant sells its electricity to Chongqing Municipal Electric Power Company

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

The coal supply for Yuhuan Power Plant is primarily obtained from Shanxi Province and Inner Mongolia Autonomous Region. Yuhuan Power Plant typically stores 500,000 tons of coal on site. In 2020, Yuhuan Power Plant obtained 89.43% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Yuhuan Power Plant in 2020 was RMB527.38 (2019: RMB570.60) per ton.

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

The coal supply for Changxing Power Plant is primarily obtained from Inner Mongolia, Hebei and partially imported coal. Changxing Power Plant typically stores 150,000 tons of coal on site. In 2020, Changxing Power Plant obtained 50.56% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Changxing Power Plant in 2020 was RMB548.00 (2019: RMB607.41) per ton.

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

The coal supply for Yueyang Power Plant is obtained from Datong in Shanxi Province. Yueyang Power Plant typically stores 500,000 tons of coal on site. In 2020, Yueyang Power Plant obtained 54.00% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Yueyang Power Plant in 2020 was RMB580.06 (2019: RMB608.74) per ton.

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

In 2020, Yangluo Power Plant obtained 37.76% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Yangluo Power Plant in 2020 was RMB575.09 (2019: RMB612.31) per ton.

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

The coal supply for Jingmen Co-generation is obtained from Shaanxi and Gansu. Jingmen Co-generation typically stores 90,000 tons of coal on site. In 2020 Jingmen Co-generation obtained 69.53% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Jingmen Co-generation in 2020 was RMB541.37 (2019: RMB598.42) per ton.

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

The coal supply for Yingcheng Co-generation is obtained from Shanxi and Shaanxi. Yingcheng Co-generation typically stores 50,000 tons of coal on site. In 2020, Yingcheng Co-generation obtained 68.17% of its total consumption of coal from the open market. The average coal purchase price for Yingcheng Co-generation in 2020 was RMB587.16 (2019: RMB638.21) per ton.

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

The coal supply for Jinggangshan Power Plant is obtained from Henan Province, Anhui Province and Jiangxi Province. Jinggangshan Power Plant typically stores 255,000 tons of coal on site. In 2020, Jinggangshan Power Plant obtained 62.99% of its total coal consumption from annual contracts and the remainder from the open market. The average coal purchase price for Jinggangshan Power Plant in 2020 was RMB687.50 (2019: RMB710.19) per ton.

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

The coal supply for Ruijin Power Plant is obtained from Shanxi, Shaanxi, and partially imported coal. Ruijin Power Plant typically stores 110,000 tons of coal on site. In 2019, Ruijin Power Plant obtained 30.14% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Ruijin Power Plant in 2020 was RMB646.49 (2019: RMB649.66) per ton.

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

The coal supply for Anyuan Power Plant is obtained from Gansu and Shanxi. Ruijin Power Plant typically stores 130,000 tons of coal on site. In 2020, Anyuan Power Plant obtained 73.34% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Ruijin Power Plant in 2020 was RMB674.41 (2019: RMB690.99) per ton.

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

Daguzhai Wind Power

Daguzhai Wind Power Plant (“Daguzhai Wind Power”) is located in the city of Fuzhou of Jiangxi Province. Daguzhai Wind Power has a total installed capacity of 94 MW, consisting of 28 wind turbines of 3 MW each and 4 wind turbines of 2.5 MW each, which commenced operation in 2018. We hold 100% equity interest in Daguzhai Wind Power.

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

The coal supply for Chaohu Power Plant is obtained from Shandong and Gansu. Chaohu Power Plant typically stores 110,000 tons of coal on site. In 2020, Chaohu Power Plant obtained 36.04% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Chaohu Power Plant in 2020 was RMB587.40 (2019: RMB619.60) per ton.

Chaohu Power Plant sells its electricity to Anhui Electric Power Company.

Hualiangting Hydropower

Huaneng Hualiangting Hydropower Plant (“Hualiangting Hydropower”) is located in Anqing City in Anhui Province. Hualiangting Hydropower has an installed capacity of 40 MW which commenced operation in 1981 and 1987. We hold 100% equity interest in Hualiangting Hydropower. We acquired the power plant in January 2015 from Huaneng Group.

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

In 2020, the Fuzhou Power Plant obtained 31.58% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Fuzhou Power Plant in 2020 was RMB513.93 (2019: RMB497.90) per ton.

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

In 2020, the Shantou Power Plant obtained 21.18% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Shantou Power Plant in 2020 was RMB500.55 (2019: RMB531.37) per ton.

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

The coal supply for Haimen Power Plant is mainly imported from Indonesia. Haimen Power Plant typically stores 400,000 tons of coal on site. In 2020, Haimen Power Plant obtained 51.67% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Haimen Power Plant in 2020 was RMB522.25 (2019: RMB512.21) per ton.

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

Shantou Photovoltaic sells its electricity to Guangdong Electric Power Company.

Dongguan CCGT

Huaneng Dongguan CCGT (“Dongguan CCGT”) is located in the Dongguan City of Guangdong Province, which consists of two sets of F-grade gas and steam combined cycle generating units with a power generation capacity of 472.5 MW each. Dongguan CCGT commenced operation in June and August 2020, respectively for each unit. We hold 51% equity interest in Jiangyin CCGT.

Power Plants in Yunnan Province

Diandong Energy

Yunnan Diandong Energy Limited Company (“Diandong Energy”) is located in Qujing City, Yunnan Province. Diandong Energy has an installed capacity of 2,400 MW and consists of four 600 MW generating units which commenced operation in February 2006, July 2006, November 2006 and May 2007, respectively. We hold 100% equity interest in Diandong Energy.

The coal supply for Diandong Energy is mainly obtained from Yunnan and Guizhou Provinces. Diandong Energy typically stores 1,200,000 tons of coal on site. In 2020, Diandong Energy obtained none of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Diandong Energy in 2020 was RMB441.07 (2019: RMB453.86) per ton.

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

The coal supply for Yuwang Energy is mainly obtained from Yunnan and Guizhou Provinces. Yuwang Energy typically stores 600,000 tons of coal on site. In 2020, Yuwang Energy obtained none of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price of coal for Yuwang Energy in 2020 was RMB450.65 (2019: RMB486.07) per ton.

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

Fuyuan Wind Power sells its electricity to Yunnan Electric Power Company.

Power Plants in Hainan Province

Haikou Power Plant

Huaneng Haikou Power Plant (“Haikou Power Plant”) is located in Haikou City in Hainan Province. Haikou Power Plant has an installed capacity of 936 MW and consists of two 138 MW coal-fired generating units which commenced operation in 1999, 2000, and two 330 MW coal-fired generating units which commenced operation in 2006. We hold 91.8% equity interest in Haikou Power Plant. We acquired the power plant in January 2015 from Huaneng Group. We have shut down two 138MW units of Haikou Power Plant in October 2020.

The coal supply for Haikou Power Plant is mainly obtained from Inner Mongolia, Shanxi, and partially imported coal. Haikou Power Plant typically stores 120,000 tons of coal on site. In 2020, Haikou Power Plant obtained 47.63% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price of coal for Haikou Power Plant in 2020 was RMB408.16 (2019: RMB452.77) per ton.

Haikou Power Plant sells its electricity to Hainan Electric Power Company.

Dongfang Power Plant

Huaneng Dongfang Power Plant (“Dongfang Power Plant”) is located in Dongfang City in Hainan Province. Dongfang Power Plant has an installed capacity of 1,400 MW and consists of four 350 MW coal-fired generating units which commenced operation in 2009 and 2012. We hold 91.8% equity interest in Dongfang Power Plant. We acquired the power plant in January 2015 from Huaneng Group.

The coal supply for Dongfang Power Plant is mainly obtained from Shanxi and partially imported coal. Dongfang Power Plant typically stores 160,000 tons of coal on site. In 2020, Dongfang Power Plant obtained 49.60% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price of coal for Dongfang Power Plant in 2020 was RMB415.30 (2019: RMB474.13) per ton.

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

Nanshan Co-generation sells its electricity to Hainan Electric Power Company.

Gezhen Hydropower Plant

Huaneng Gezhen Hydropower Plant (“Gezhen Hydropower Plant”) is located in Dongfang City in Hainan Province. Gezhen Hydropower Plant has an installed capacity of 82 MW which commenced operation in 2009. We hold 91.8% equity interest in Gezhen Hydropower Plant. We acquired the power plant in January 2015 from Huaneng Group.

Gezhen Hydropower Plant sells its electricity to Hainan Electric Power Company.

Wenchang Wind Power

Huaneng Wenchang Wind Power Plant (“Wenchang Wind Power”) is located in Wenchang City in Hainan Province. Wenchang Wind Power has an installed capacity of 51.5 MW and consists of 33 turbines with each capacity of 1.5 MW which commenced operation in 2008, and one turbine with a capacity of 2 MW which commenced operation in 2015. We hold 91.8% equity interest in Wenchang Wind Power. We acquired the power plant in January 2015 from Huaneng Group.

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

Dapashan Boost Station Photovoltai

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

Ruyi Helan Rooftop Photovoltaic sells its electricity to Ningxia Electric Power Company.

Power Plant in Singapore

Tuas Power

With a licensed generating capacity of 2,670MW, Tuas Power is one of the three largest power generation companies in Singapore. It currently has an installed operation generating capacity of 2,009MW, comprising of 1,876 MW gas-fired combined cycle generating units and 133 MW of coal-biomass fired steam turbine generating units. We have shut down the 600 MW oil-fired steam generating unit of Tuas Power.

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

Competition and Dispatch in Singapore

Following the introduction of LNG into Singapore, new players as well as incumbents have invested in new gas-fired generating capacities to compete in the Singapore electricity market. Tuas Power competes in the NEMS using its portfolio of gas-fired, coal-biomass fired and oil-fired generating units. It was able to maintain a market share of approximately 21.4% in the NEMS for 2020. Its major competitors include Senoko Energy (formerly Senoko Power) which is owned by a Japanese/French consortium led by Marubeni Group, YTL PowerSeraya that is owned by YTL Group of Malaysia, SembCorp Cogen and Keppel Merlimau Cogen and PacificLight Power Pte Ltd. Tuaspring, which entered the market in 2015, has sold its only CCP to YTL PowerSeraya in 2020. Tuas Power’s portfolio of generating units allows it to maintain its leadership position in Singapore’s power industry.

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

Effective July 1, 2003, all power plants in China became subject to the pollutant discharge levy system, pursuant to which discharge fees are levied based on the actual amount of pollutants discharged. In  2017, 2018 and 2019, we paid to the local governments total discharge fees of approximately RMB308 million, RMB62 million and 240 million respectively. In 2018, the Environmental Protection Tax Law of People’s Republic of China came into effect, and all of our plants have been paying the environmental protection tax since. Under the Environmental Protection Tax Law, the unit tax(fee) rates rise significantly in various regions. We took the low emission modification and other measures and actively sought tax deduction treatments, which helped us to cut our environmental protection tax liabilities in the amount of RMB50 million.

In 2011, the PRC Government promulgated a New Emission Standards of Air Pollutants for Thermal Power Plants, which implement more stringent standards on discharge of polluting substances by thermal power plants. These restrictive standards govern both the total sulfur dioxide and nitrous oxide emissions from the power plant and the emission density of each chimney.

In September 2013, the State Council issued the Air Pollution Prevention Action Plan (the “Plan”), setting forth stricter requirements for air pollution prevention and control. Local government departments have released local rules and regulations under the Plan, some of which require higher emission standards than the national ones. In September 2014, the NDRC, the Ministry of Ecology and Environment and China National Energy Administration jointly issued the 2014-2020 Action Plan for Energy Saving, Emission Reduction and Renovation of Coal-fired Generation Units, imposing more strict requirements for efficient and clean development of coal-fired generating plants. In December 2016, the State Council issued the Comprehensive Work Plan for Conserving Energy and Reducing Emissions for the 13th Five-Year, putting forward new goals and requirements for energy saving and emission reduction. All of our plants in east coastal regions have completed the renovation. China will launch a nationwide carbon exchange in 2021.

In order to meet the requirements of the New Emission Standards, we have installed flue gas desulphurization (“FGD”) facilities and denitrification facilities with all of our newly constructed generating units. We have also carried out sulfur disposal reform on the existing generating units. As of the end of 2012, we have installed and operated desulphurization facilities on all our existing coal-fired generating units. By the end of 2014, all coal-fired generating units of the Company have been renovated to include denitrification facilities. By the end of 2020, we have completed the ultra-low emission modification for 98% of our generating units. In 2020, we also completed water saving and wastewater treatment projects for 22 power plants, and launched water saving and wastewater treatment projects for our power plants in other regions.

In order to reduce fly ash, we use very high-efficiency electrostatic precipitators and conduct efficiency improvement and renovations according to increasingly strict state and local emission standards. Currently most power plants are also equipped with watersaving and wastewater treatment facilities so as to reduce to the maximum extent, and even prevent, the emission. We pay discharge fees on the basis of measurements made at discharge points of each plant where waste is released. All of the disposal equipment and facilities for sulfur dioxide, nitrogen oxides, smoke dust, wastewater and noise in our existing power plants completely satisfy the existing national standards.

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

Tuas Power Station

To address the environmental concerns and regulatory requirements, Tuas Power Station has put in place an environmental management system, which is certified to ISO14001 standard. All generating units are equipped with pollution control facilities. The combined-cycle plants burn natural gas and are fitted with low-nitrogen oxide burners to control nitrogen oxide emissions. Source emission tests are conducted annually by National Environment Agency (NEA) accredited contractors and the results are submitted to NEA Pollution Control Department.

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

TMUC

TMUC utilizes an efficient cogeneration process where up to 80% of the useful energy from the plant is used to produce steam for industrial customers and the remaining energy is converted to electricity for internal use and transmission to the national grid. In 2020, the energy split between heat and power is 54.3% and 45.7% respectively, and the overall plant efficiency averaged at 63.5%.

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

Oily wastewater, coal/ash washing wastewater and industrial wastewater received from customers are treated prior to discharge. Online monitoring of oil-in-water, suspended solids (through turbidity meter) and chemical oxygen demand (COD) are carried out for oily wastewater, coal/ash washing wastewater and industrial wastewater respectively to ensure compliance with environmental regulation. Chemical/regeneration wastewater is neutralized prior to discharge. Online monitoring of pH is conducted to prevent accidental discharge. Stop-gates are strategically installed at drain to prevent accidental discharge of poor-quality effluent/water to the sea.

Insurance

We currently maintain property all-risks insurance and machinery-breakdown insurance for all of our power plants, and construction all-risks insurance or erection all-risks insurance for all of our newly built and expansion projects as well as large-scaled upgrading projects. Our current insurance coverage on our property, plant and equipment (including construction all-risk insurance) is mainly maintained with Yongcheng Property and Casualty Insurance Company, which amounted to approximately RMB571.27 billion. In 2020, we renewed the liabilities insurance for our directors and officers with coverage of US$10 million.

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

Tuas Power purchases key insurance policies, such as industrial all-risks insurance (including business interruption insurance coverage), public and products liability insurance, directors’ and officers’ liability insurance, pollution legal liability insurance and marine cargo insurance. Total insured value under the industrial all-risks insurance is approximately US$2.3 billion for 2021.

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

In 2020, facing up to the impacts and test of epidemic, the Company made all-out efforts to coordinate epidemic prevention and control, production and operation, reform and development, thus the safety production and business performance maintained a steady trend, restructuring continued to be optimized and scientific innovation made a new progress. We completed the major objectives of the year and continued fulfilling the responsibility of providing sufficient, reliable and environmental protection power for the society.

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

A performance obligation is satisfied over time if one of the following criteria is met:

●	When the customer simultaneously receives and consumes the benefits provided by our performance, as we perform;
●	When our performance creates or enhances an asset that the customer controls as the asset is created or enhanced;
●	When our performance does not create an asset with an alternative use to the entity and we have an enforceable right to payment for performance completed to date.

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

For performance obligations satisfied at a point in time, revenue is recognized when the customer obtains control of the promised good or service in the contract. We consider indicators of the transfer of control, which include, but are not limited to, the following:

●	We have a present right to payment for the asset;
●	We have transferred physical possession of the asset;
●	The customer has legal title to the asset or the significant risks and rewards of ownership of the asset;
●	The customer has accepted the asset.

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

2020
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

Year ended December 31, 2020 compared with year ended December 31, 2019

	For the Year Ended December 31,
			Increased/
	2020	2019	(Decreased)
	RMB’000	RMB’000%
Operating revenue	169,446,338	174,009,401	(2.62)
Tax and levies on operations	(1,794,004)	(1,832,975)	(2.13)
Operating expenses
Fuel	(88,966,304)	(97,686,799)	(8.93)
Maintenance	(5,001,982)	(4,606,171)	8.59
Depreciation	(22,146,316)	(21,864,903)	1.29
Labor	(14,503,290)	(13,514,752)	7.31
Service fees on transmission and transformer facilities of HIPDC	(95,894)	(95,067)	0.87
Purchase of electricity	(4,720,261)	(5,151,578)	(8.37)
Others	(20,300,072)	(16,879,425)	20.27
Total operating expenses	(155,734,119)	(159,798,695)	(2.54)
Profit from operations	11,918,215	12,377,731	(3.71)
Interest income	292,724	264,554	10.65
Financial expenses, net
Interest expense	(9,200,612)	(10,762,718)	(14.51)
Exchange gain / (loss) and bank charges , net	100,643	(210,422)	(147.83)
Total financial expenses, net	(9,099,969)	(10,973,140)	(17.07)
Share of profits less losses of associates and joint ventures	1,774,322	1,185,622	49.65
(loss) / gain on fair value changes of financial assets / liabilities	(1,566)	36,667	(104.27)
Other investment (loss) / income	(109,990)	228,026	(148.24)
Profit before income tax expense	4,773,736	3,119,460	53.03
Income tax expense	(2,163,173)	(2,011,255)	7.55
Net Profit	2,610,563	1,108,205	135.57
Attributable to:
-Equity holders of the Company	2,377,851	766,345	210.28
-Non-controlling interests	232,712	341,860	(31.93)

Total power generated by the Company’s domestic operating power plants for the year on consolidated basis amounted to 404.016 billion kWh, representing a decrease of 0.24% year-on-year. The electricity sold amounted to 379.894 billion kWh, representing a decrease of 2.14% year-on-year. The decrease in the Company’s power generation was mainly attributable to the following factors: (1) the overall electricity consumption nation-wide in the first half of 2020 declined sharply due to the COVID-19 pandemic, which led to a decrease of 0.24% in annual power generation even though the Company achieved growth in both the third and the fourth quarters; (2) new energy generating units such as wind power and photovoltaic units commenced operation in 2020 on a large scale, which, together with the increased rainfall in summer and enhanced efforts on the consumption of clean energy, caused further decline in the demand of thermal power; and (3) new thermal power units commenced operation in the area where the Company operates, leading to the decrease in the average local utilization hours, which in turn led to the decrease in the occupation of the capacity of the Company’s power generation unites given the number of thermal power units of the Company only increased slightly.

The annual average utilization hours of the Company’s domestic power plants reached 3,744 hours. In most of the areas where the Company’s coal-fired power plants are located, the utilization hours of the Company were in a leading position within those areas.

The power generation of the Company’s domestic power plants for the year ended December 31, 2020 is listed below (in billion kWh):

	Power Generation		Electricity Sold
Region	2020	Change	2020	Change

Heilongjiang Province	14.126	1.10%	13.238	1.19%
Coal-fired	12.853	1.57%	11.988	1.70%
Wind-power	1.138	(4.09)%	1.117	(4.07)%
PV	0.135	2.95%	0.133	2.53%
Jilin Province	11.102	6.85%	10.385	6.04%
Coal-fired	9.513	5.24%	8.881	4.55%

	Power Generation		Electricity Sold
Region	2020	Change	2020	Change

Wind-power	1.141	11.93%	1.084	9.50%
Hydro-power	0.076	80.49%	0.075	82.22%
PV	0.145	137.25%	0.143	137.18%
Biomass power	0.228	(0.45)%	0.202	(2.28)%
Liaoning Province	18.771	(2.05)%	17.455	(2.17)%
Coal-fired	18.191	(2.19)%	16.882	(2.33)%
Wind-power	0.376	(0.12)%	0.373	(0.22)%
Hydro-power	0.042	44.53%	0.041	46.96%
PV	0.163	1.63%	0.159	1.90%
Inner Mongolia	0.212	(3.74)%	0.208	(4.39)%
Wind-power	0.212	(3.74)%	0.208	(4.39)%
Hebei Province	12.175	(5.70)%	11.363	(5.79)%
Coal-fired	11.661	(7.73)%	10.862	(8.05)%
Wind-power	0.457	107.90%	0.446	127.39%
PV	0.056	4.16%	0.055	5.22%
Gansu Province	13.151	15.04%	12.496	15.27%
Coal-fired	10.793	14.93%	10.199	15.13%
Wind-power	2.358	15.54%	2.297	15.92%
Ningxia	0.023	1.63%	0.023	1.20%
PV	0.023	1.63%	0.023	1.20%
Beijing	8.579	1.36%	8.218	2.20%
Coal-fired	0.987	(32.19)%	0.870	(32.57)%
Combined Cycle	7.591	8.33%	7.347	8.85%
Tianjin	6.743	(2.85)%	6.338	(2.84)%
Coal-fired	5.101	(5.56)%	4.741	(5.71)%
Combined Cycle	1.628	5.91%	1.583	6.03%
PV	0.015	390.71%	0.015	365.47%
Shanxi Province	10.911	(3.99)%	10.133	(4.36)%
Coal-fired	8.139	(10.51)%	7.461	(11.04)%
Combined Cycle	2.176	2.74%	2.118	2.72%
Wind-power	0.033	—	0.006	—
PV	0.563	270.47%	0.548	275.47%
Shandong Province	81.839	(4.77)%	76.227	(8.45)%
Coal-fired	80.494	(5.02)%	74.963	(8.70)%
Wind-power	0.829	6.34%	0.760	1.60%
PV	0.512	24.25%	0.504	23.48%
Biomass power	0.004	—	—	—
Henan Province	21.244	(3.48)%	19.951	(3.78)%
Coal-fired	19.487	(7.64)%	18.287	(7.95)%
Combined Cycle	0.610	43.85%	0.595	44.10%
Wind-power	1.124	142.78%	1.046	142.33%
PV	0.023	(7.04)%	0.023	(5.63)%
Jiangsu Province	37.742	(4.41)%	35.609	(4.76)%
Coal-fired	30.772	(7.28)%	29.045	(7.08)%
Combined Cycle	4.187	(7.25)%	3.917	(11.49)%
Wind-power	2.604	56.49%	2.478	55.87%
PV	0.179	53.03%	0.169	47.24%
Shanghai	17.468	(0.78)%	16.488	(0.89)%
Coal-fired	15.976	2.52%	15.036	2.53%
Combined Cycle	1.477	(26.95)%	1.440	(26.99)%
PV	0.015	—	0.012	—
Chongqing	9.355	(5.53)%	8.712	(5.60)%
Coal-fired	7.727	(6.82)%	7.125	(6.97)%
Combined Cycle	1.385	0.61%	1.351	0.63%
Wind-power	0.243	4.15%	0.236	3.85%
Zhejiang Province	25.169	(2.24)%	24.121	(2.37)%
Coal-fired	24.385	(2.76)%	23.353	(2.91)%
Combined Cycle	0.731	20.02%	0.715	19.91%
PV	0.053	(10.90)%	0.053	(10.77)%
Hubei Province	15.380	(23.22)%	14.446	(23.32)%
Coal-fired	14.484	(24.77)%	13.571	(24.93)%
Wind-power	0.552	(4.40)%	0.542	(4.33)%
Hydro-power	0.322	79.07%	0.312	78.92%
PV	0.022	(1.74)%	0.021	(2.00)%
Hunan Province	10.280	(9.47)%	9.593	(9.81)%
Coal-fired	9.328	(10.87)%	8.664	(11.22)%
Wind-power	0.595	12.65%	0.579	10.92%
Hydro-power	0.313	(6.61)%	0.307	(6.68)%
PV	0.044	63.27%	0.043	66.17%
Jiangxi Province	21.585	4.00%	20.666	4.08%
Coal-fired	20.537	1.81%	19.648	1.88%
Wind-power	0.821	40.38%	0.806	41.17%
PV	0.228	—	0.213	—
Anhui Province	5.692	(3.88)%	5.423	(3.86)%
Coal-fired	5.130	(7.34)%	4.886	(7.05)%
Wind-power	0.451	49.67%	0.425	42.32%

	Power Generation		Electricity Sold
Region	2020	Change	2020	Change

Hydro-power	0.112	31.23%	0.111	31.71%
Fujian Province	17.246	56.10%	16.382	15.26%
Coal-fired	17.235	56.17%	16.371	15.28%
PV	0.012	(3.20)%	0.012	(1.12)%
Guangdong Province	24.438	9.20%	23.136	8.13%
Coal-fired	22.625	1.19%	21.642	1.25%
Combined Cycle	1.790	—	1.471	—
PV	0.023	5.68%	0.023	5.33%
Guangxi Province	0.715	84.36%	0.680	84.96%
Combined Cycle	0.443	62.34%	0.426	63.46%
Wind-power	0.272	136.64%	0.255	137.14%
Yunnan Province	7.853	80.19%	7.253	81.07%
Coal-fired	7.251	95.60%	6.668	97.69%
Wind-power	0.566	(5.89)%	0.550	(5.84)%
Hydro-power	0.036	(27.62)%	0.035	(28.40)%
Guizhou Province	0.301	38.72%	0.290	36.50%
Wind-power	0.221	2.46%	0.219	2.99%
PV	0.080	—	0.071	—
Hainan Province	11.915	(8.23)%	11.062	(8.10)%
Coal-fired	11.303	(9.55)%	10.464	(9.48)%
Combined Cycle	0.329	89.12%	0.320	89.07%
Wind-power	0.113	15.03%	0.110	15.12%
Hydro-power	0.069	(37.43)%	0.068	(37.48)%
PV	0.101	(3.47)%	0.100	(3.53)%
Total	404.016	(0.24)%	379.894	(2.14)%

For the year ended December 31, 2020, the accumulated power generation of Tuas Power Ltd., the Company’s wholly owned subsidiary in Singapore, accounted for a market share of 21.4% in Singapore, representing an increase of 0.7% compared to the same period last year of 20.7%.

In respect of tariff, the Company’s domestic average tariff (inclusive of taxes) for the year ended December 31, 2020 was RMB413.63 per MWh, decreased by 0.81% from last year (while average tariff (exclusive of taxes) for the same period decreased by 0.15% to RMB366.04 per MWh). SinoSing Power’s average tariff for 2020 was RMB530.61 per MWh, representing a decrease by 16.60% from last year.

In respect of fuel costs, due to the decrease in fuel prices, the Company’s fuel cost per unit of power sold by domestic power plants decreased by 6.34% to RMB209.07 per MWh from last year.

Combining the forgoing factors, for the year ended December 31, 2020, the Company recorded an operating revenue of RMB169,446 million, representing a decrease of 2.62% from RMB174,009 million of last year. The operating expenses of the Company amounted to RMB155,734 million, representing a decrease of 2.54% from RMB159,799 million of last year, and the pre-tax profit of the Company amounted to RMB4,774 million, representing an increase of 53.03% from RMB3,119 million of last year.

For the year ended December 31, 2020, the net profit attributable to equity holders of the Company from domestic operations was RMB1.952 billion, representing an increase of RMB1.003 billion from RMB0.949 billion for the same period last year. The increase was primarily attributable to the significant increase in the Company's profits as a result of the significant year-on-year decrease of domestic coal purchase price and financial expenses, which was partially offset by the decrease in power sales and average tariff as well as impairments of certain units caused by estimated increase of fuel price, insufficient demands and lack of competitive strength. The net profit attributable to equity holders of the Company from its operations in Singapore was RMB138 million, representing an increase of profit of RMB615 million from loss of RMB477 million for the same period last year, which is largely due to the year-on-year decrease of financial expenses, the increased profit from electricity sold and the increased government subsidies received. The operations in Pakistan was included in the consolidated statement of the Company as of  December 31, 2018, and its equity profit in 2020 was RMB288 million, substantially remaining the same compared to the same period last year.

Operating revenue and tax and levies on operations

Operating revenue mainly consists of revenue from electricity sold. For the year ended December 31, 2020, the consolidated operating revenue of the Company and its subsidiaries amounted to RMB169,446 million, representing a decrease of 2.62% from RMB174,009 million for the year ended December 31, 2019. The operating revenue from domestic operations of the Company decreased by RMB1,525 million over the same period of last year, while the operating revenue generated from newly acquired entities and newly operated generating units was RMB3,463 million.

The operating revenue from the operations of the Company in Singapore decreased by RMB2.358 billion over the same period of last year, representing a 17.70% decrease, which was mainly attributed to the decrease in the tariff.

The operating revenue from the operations of the Company in Pakistan decreased by RMB679 million, representing a decrease of 14.13% compared to the same period last year, mainly due to the decrease in power sales as a result of COVID-19.

The following table sets forth the average tariff rate of the Company, as well as percentage changes from 2019 to 2020.

	Average tariff rate (VAT inclusive) (RMB/MWh)
Region/type of power generation	2020	2019	Change
Heilongjiang Province
Coal-fired	379.26	390.22	(2.81)%
Wind-power	526.17	517.30	1.71%
PV	710.02	703.98	0.86%
Jilin Province
Coal-fired	371.86	383.72	(3.09)%
Wind-power	490.3	509.88	(3.84)%
Hydro-power	412.18	417.48	(1.27)%
PV	587.14	789.62	(25.64)%
Biomass power	749.99	749.98	0.00%
Liaoning Province
Coal-fired	391.23	400.36	(2.28)%
Wind-power	539.05	523.50	2.97%
Hydro-power	362.04	366.41	(1.19)%
PV	874.25	892.83	(2.08)%
Inner Mongolia
Wind-power	454.91	441.31	3.08%
Hebei Province
Coal-fired	361.80	362.71	(0.25)%
Wind-power	495.03	512.27	(3.36)%
PV	723.65	734.80	(1.52)%
Gansu Province
Coal-fired	312.40	303.30	3.00%
Wind-power	343.69	381.33	(9.87)%
Ningxia
PV	800.00	801.85	(0.23)%
Beijing
Coal-fired	478.58	461.00	3.81%
Combined Cycle	620.27	640.10	(3.10)%
Tianjin
Coal-fired	365.79	371.28	(1.48)%
Combined Cycle	597.85	684.92	(12.71)%
PV	634.61	874.51	(27.43)%
Shanxi Province
Coal-fired	314.39	318.55	(1.31)%
Combined Cycle	612.51	667.58	(8.25)%
Wind-power	600.00	—	—
PV	628.78	860.36	(26.92)%
Shandong Province
Coal-fired	408.18	407.28	0.22%
Wind-power	598.67	600.76	(0.35)%
PV	850.98	855.00	(0.47)%
Henan Province
Coal-fired	360.81	363.89	(0.85)%
Combined Cycle	960.30	1,202.96	(20.17)%
Wind-power	585.94	602.96	(2.82)%
PV	361.70	375.77	(3.74)%
Jiangsu Province
Coal-fired	395.57	383.08	3.26%
Combined Cycle	632.45	619.77	2.05%
Wind-power	757.19	730.35	3.67%
PV	734.74	902.65	(18.60)%
Shanghai
Coal-fired	406.49	400.91	1.39%
Combined Cycle	871.34	804.57	8.30%
PV	521.50	—	—
Chongqing
Coal-fired	406.68	405.74	0.23%

	Average tariff rate (VAT inclusive) (RMB/MWh)
Region/type of power generation	2020	2019	Change
Combined Cycle	724.30	734.49	(1.39)%
Wind-power	607.05	608.77	(0.28)%
Zhejiang Province
Coal-fired	406.53	416.57	(2.41)%
Combined Cycle	828.89	951.91	(12.92)%
PV	1,121.06	1,075.33	4.25%
Hubei Province
Coal-fired	408.17	421.50	(3.16)%
Wind-power	610.02	620.52	(1.69)%
Hydro-power	375.18	376.60	(0.38)%
PV	880.00	880.00	0.00%
Hunan Province
Coal-fired	447.29	451.70	(0.98)%
Wind-power	558.50	604.75	(7.65)%
Hydro-power	332.02	353.05	(5.96)%
PV	837.84	896.94	(6.59)%
Jiangxi Province
Coal-fired	410.66	415.37	(1.13)%
Wind-power	604.41	606.28	(0.31)%
PV	736.44	—	—
Anhui Province
Coal-fired	361.38	370.68	(2.51)%
Wind-power	602.33	610.00	(1.26)%
Hydro-power	421.63	423.31	(0.40)%
Fujian Province
Coal-fired	395.20	403.49	(2.05)%
PV	980.00	979.78	0.02%
Guangdong Province
Coal-fired	408.00	428.00	(4.67)%
Conbined Cycle	568.04	—	—
PV	980.00	976.77	0.33%
Guangxi Province
Combined Cycle	718.25	647.57	10.92%
Wind-power	591.98	607.75	(2.59)%
Yunnan Province
Coal-fired	350.97	462.29	(24.08)%
Wind-power	472.26	475.62	(0.71)%
Hydro-power	246.00	245.39	0.25%
Guizhou Province
Wind-power	586.98	593.15	(1.04)%
PV	512.54	—	—
Hainan Province
Coal-fired	441.75	439.63	0.48%
Combined Cycle	580.13	680.48	(14.75)%
Wind-power	604.58	606.45	(0.31)%
Hydro-power	382.76	392.71	(2.53)%
PV	908.98	897.12	1.32%
Domestic total	413.63	417.00	(0.81)%
SinoSing Power	530.61	636.24	(16.60)%

Tax and levies on operations mainly consist of surcharges of value-added tax. According to relevant administrative regulations, these surcharges include City Construction Tax and Education Surcharges calculated at prescribed percentages on the amounts of the value-added tax paid. For the year ended December 31, 2020, the tax and levies on operations of the Company and its subsidiaries were RMB1.794 billion, representing a decrease of RMB39 million from RMB1.833 billion for the same period of last year, of which the tax and levies on operations attributable to newly acquired entities and new generating units accounted for RMB8 million.

Operating expenses

For the year ended December 31, 2020, the total operating expenses of the Company and its subsidiaries was RMB155.734 billion, representing a decrease of 2.54% from the same period last year. The operating expenses in domestic operations of the Company decreased by RMB0.776 billion, or 0.54%, from the same period last year, of which the newly acquired entities and the new generating units accounted for RMB2.016 billion; the costs attributable to the existing entities decreased by RMB2.792 billion, which was primarily attributable to the reduced fuel costs for domestic operations in China.

The operating expenses from the operations in Singapore decreased by RMB2.784 billion, or 20.62%, from the same period last year, which was mainly due to the decreased fuel costs. The operating expenses from the operations in Pakistan decreased by RMB0.504 billion, which was mainly due to decrease in power generation as a result of COVID-19.

Fuel costs

Fuel costs account for the majority of the operating expenses for the Company and its subsidiaries. For the year ended December 31, 2020, fuel costs of the Company and its subsidiaries decreased by 8.93% to RMB88.966 billion from RMB97.687 billion for the year ended December 31, 2019. The fuel costs from domestic operations of the Company and its subsidiaries decreased by RMB7.217 billion, which was primarily attributable to the decline of fuel price. The fuel costs of the newly acquired entities and new generating units were RMB0.795 billion and the fuel costs of the existing generating units decreased by RMB8.012 billion from same period last year. Fuel costs in Singapore decreased by RMB1.503 billion from the same period last year, mainly due to decreased natural gas costs. For the year ended December 31, 2020, the average price (inclusive of taxes) of natural fuel coal consumed of the Company and its domestic subsidiaries was RMB479.11 per ton, representing a 5.15% decrease from the RMB505.12 per ton for the year ended 31 December 31, 2019. The fuel cost per unit of power sold by the Company’s domestic power plants decreased by 6.34% to RMB209.07/MWh from RMB223.22/MWh in 2019.

Maintenance

For the year ended December 31, 2020, the maintenance expenses of the Company and its subsidiaries amounted to RMB5.002 billion, representing an increase of RMB396 million from RMB4.606 billion for the year ended December 31, 2019. The maintenance expenses of the Company’s domestic operations increased by RMB370 million compared to the same period last year. The maintenance expenses of operations in Singapore increased by RMB26 million compared to the same period last year.

Depreciation

For the year ended December 31, 2020, depreciation expenses of the Company and its subsidiaries increased by 1.29% to RMB22.146 billion, compared to RMB21.865 billion in the year ended December 31, 2019; the increase was mainly due to entities and new generating units put into operation of last year and this year. The depreciation expenses of domestic operations increased by RMB275 million compared to the same period last year, of which the depreciation costs incurred by the newly acquired entities and new generating units was RMB684 million. The depreciation expenses of the operations in Singapore increased by RMB6 million compared to the same time last year.

Labor

Labor costs consist of salaries to employees and contributions payable for employees’ housing funds, medical insurance, pension and unemployment insurance, as well as training costs. For the year ended December 31, 2020, the labor costs of the Company and its subsidiaries amounted to RMB14.503 billion, representing an increase of RMB988 million from RMB13.515 billion for the year ended December 31, 2019. This is mainly attributable to the good operating performance of the Company which resulted in the increase of payroll as well as the welfare fees, labour union funds, employee training fees and etc. Labor costs for Singapore operations increased by RMB20 million compared to the same time last year.

Other operating expenses (including electricity power purchase costs and service fees paid to HIPDC)

Other operating expenses include environmental protection expenses, insurance premiums, office expenses, amortization, Tuas Power’s electricity power purchase costs, impairment losses, government subsidies and net losses on disposal of properties, plant and equipment. For the year ended December 31, 2020, other operating expenses of the Company and its subsidiaries was RMB25.116 billion, representing an increase of RMB2.990 billion from RMB22.126 billion for the year ended December 31, 2019. The other operating expenses from the Company’s domestic operations increased by RMB4.823 billion due to the increase in asset impairments as a result of higher feul costs, lower demands and low installed capacity in relation to certain of our plants. Details please refer to Notes 6, 7 and 14 to the financial statements.

Other operating expenses of the operations in Singapore decreased by RMB1.333 billion compared to the same period last year. Other operating expenses of the operations in Pakistan decreased by RMB0.500 billion compared to the same period last year.

Financial expenses, net

Net financial expenses consist of interest expense, bank charges and net exchange differences.

Interest expenses

For the year ended December 31, 2020, the interest expenses of the Company and its subsidiaries were RMB9.201 billion, representing a decrease of 14.51% from RMB10.763 billion for the year ended December 31, 2019. The interest expenses from the Company’s domestic operations decreased by RMB1.233 billion. The interest expenses from the newly acquired entities and new generating units were RMB537 million and those incurred by the existing entities in China decreased by RMB1.771 billion, which is largely attributable to lower funding costs and decrease in debts.

The interest expenses of Singapore operations decreased by RMB154 million compared to the same period last year.

Net exchange differences and bank charges

For the year ended December 31, 2020, the Company and its subsidiaries recorded a net gain of RMB101 million from net exchange difference and bank charges, representing an increase of RMB311 million compared with the net loss of RMB210 million for the year ended December 31, 2019.

The operations in Singapore recorded net gain of RMB189 million in exchange changes and bank charges, representing an increase of RMB226 million from the net loss of RMB37 million for the year ended December 31, 2019, mainly due to decrease in US dollar-to-Singapore dollar exchange rates. The operations in Pakistan recorded net loss of RMB90 million in exchange losses and bank charges in 2020.

Share of profits less losses of associates and joint ventures

For the year ended December 31, 2020, the share of profits less losses of associates and joint ventures was RMB1.774 billion, representing an increase of RMB588 million from RMB1.186 billion of last year, mainly due to the increase in profit of Shenzhen Energy Corporation (“Shenzhen Energy”), an associate of the Company.

Income tax expenses

For the year ended December 31, 2020, the Company and its subsidiaries recognized income tax expenses of RMB2.163 billion, representing an increase of RMB152 million from RMB2.011 billion for the year ended  December 31, 2019. The income tax expenses for the domestic operations increased by RMB54 million.

The income tax expenses of the operations in Singapore increased by RMB84 million.

Net profit, net profit attributable to the equity holders of the Company and non-controlling interests

For the year ended December 31, 2020, the Company and its subsidiaries achieved a net profit of RMB2.611 billion, representing an increase of RMB1.503 billion, or 135.57%, from RMB1.108 billion for the year ended December 31, 2019; the net profit attributable to equity holders of the Company was RMB2.378 billion, representing an increase of RMB1.612 billion from RMB0.766 billion for the year ended December 31, 2019.

The profit attributable to equity holders of the Company from its domestic operations increased by RMB1,003 million, mainly because of the year-on-year decrease in domestic coal purchase prices and financial expenses, which was partially offset by the decrease in power sales and average tariff as well as impairments on certain units caused by estimated increase of fuel price, insufficient demands and lack of competitive strength. The net profit attributable to equity holders of the Company from its operations in Singapore was RMB138 million, representing an increase of RMB615 million from same period last year, mainly due to the year-on-year decrease of financial expenses, the increased profit from electricity sold and the increased government subsidies received. The profit attributable to equity holders of the Company from its operation in Pakistan in 2020 was RMB288 million, substantially remaining the same compared to the same period last year.

The Company’s recorded profit from its non-controlling interests decreased to RMB233 million for the year ended December 31, 2020 from RMB342 million for the year ended December 31, 2019, mainly attributable to the decline in net profit of the Company's non-wholly owned subsidiaries.

Year ended December 31, 2019 compared with year ended December 31, 2018

	For the Year Ended December 31,
			Increased/
	2019	2018	(Decreased)
	RMB’000	RMB’000%
Operating revenue	174,009,401	169,550,624	2.63
Tax and levies on operations	(1,832,975)	(1,788,998)	2.46
Operating expenses
Fuel	(97,686,799)	(105,736,173)	(7.61)
Maintenance	(4,606,171)	(4,393,335)	4.84
Depreciation	(21,864,903)	(20,466,423)	6.83
Labor	(13,514,752)	(11,845,280)	14.09
Service fees on transmission and transformer facilities of HIPDC	(95,067)	(96,721)	(1.71)
Purchase of electricity	(5,151,578)	(4,678,431)	10.11
Others	(16,879,425)	(10,430,998)	61.82
Total operating expenses	(159,798,695)	(157,647,361)	1.36
Profit from operations	12,377,731	10,114,265	22.38
Interest income	264,554	234,604	12.77
Financial expenses, net
Interest expense	(10,762,718)	(10,486,412)	2.63
Exchange loss and bank charges , net	(210,422)	(160,899)	30.78
Total financial expenses, net	(10,973,140)	(10,647,311)	3.06
Share of profits less losses of associates and joint ventures	1,185,622	1,823,415	(34.98)
Gain on fair value changes of financial assets / liabilities	36,667	726,843	(94.96)
Other investment income / (loss)	228,026	(278,669)	(181.83)
Profit before income tax expense	3,119,460	1,973,147	58.10
Income tax expense	(2,011,255)	(643,173)	212.71
Net Profit	1,108,205	1,329,974	(16.67)
Attributable to:
-Equity holders of the Company	766,345	734,435	4.34
-Non-controlling interests	341,860	595,539	(42.60)

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

The power generation of the Company’s domestic power plants for the year ended December 31, 2019 is listed below (in billion kWh):

	Power Generation		Electricity Sold
Region	2019	Change	2019	Change

Heilongjiang Province	13.972	4.28%	13.082	4.14%
Coal-fired	12.655	3.04%	11.788	2.81%

	Power Generation		Electricity Sold
Region	2019	Change	2019	Change

Wind-power	1.186	14.11%	1.164	14.07%
PV	0.131	69.93%	0.130	71.40%
Jilin Province	10.390	3.36%	9.793	3.04%
Coal-fired	9.039	3.39%	8.495	3.06%
Wind-power	1.019	4.55%	0.990	4.26%
Hydro-power	0.042	(45.39)%	0.041	(44.97)%
PV	0.061	55.55%	0.060	57.75%
Biomass power	0.229	4.29%	0.207	3.74%
Liaoning Province	19.163	(1.97)%	17.842	(1.79)%
Coal-fired	18.599	(2.03)%	17.285	(1.86)%
Wind-power	0.376	7.42%	0.374	7.48%
Hydro-power	0.029	(51.50)%	0.028	(51.65)%
PV	0.160	2.95%	0.156	3.44%
Inner Mongolia	0.220	(9.28)%	0.218	(9.29)%
Wind-power	0.220	(9.28)%	0.218	(9.29)%
Hebei Province	12.911	(3.81)%	12.061	(4.29)%
Coal-fired	12.638	(3.71)%	11.813	(4.08)%
Wind-power	0.220	(8.90)%	0.196	(15.35)%
PV	0.054	(5.63)%	0.053	(4.09)%
Gansu Province	11.432	(3.29)%	10.841	(3.38)%
Coal-fired	9.391	(4.36)%	8.859	(4.46)%
Wind-power	2.041	2.04%	1.982	1.76%
Ningxia	0.023	4.81%	0.022	5.38%
PV	0.023	4.81%	0.022	5.38%
Beijing	8.464	(0.67)%	8.041	(0.56)%
Coal-fired	1.456	(13.96)%	1.291	(13.87)%
Combined Cycle	7.008	2.62%	6.750	2.47%
Tianjin	6.941	(7.50)%	6.523	(7.37)%
Coal-fired	5.401	(6.76)%	5.028	(6.55)%
Combined Cycle	1.537	(10.02)%	1.493	(10.03)%
PV	0.003	5.69%	0.003	1.92%
Shanxi Province	11.364	4.11%	10.594	3.91%
Coal-fired	9.095	3.27%	8.387	3.00%
Combined Cycle	2.118	4.17%	2.061	4.26%
PV	0.152	99.93%	0.146	92.63%
Shandong Province	85.939	(12.04)%	83.267	(9.15)%
Coal-fired	84.747	(12.16)%	82.111	(9.26)%
Wind-power	0.780	(6.63)%	0.748	(4.73)%
PV	0.412	7.33%	0.408	7.88%
Henan Province	22.009	(18.71)%	20.735	(18.74)%
Coal-fired	21.098	(16.28)%	19.866	(16.14)%
Combined Cycle	0.424	(75.77)%	0.413	(75.87)%
Wind-power	0.463	372.13%	0.431	381.82%
PV	0.025	(1.72)%	0.024	(3.17)%
Jiangsu Province	39.482	(7.43)%	37.387	(7.56)%
Coal-fired	33.188	(4.64)%	31.257	(4.59)%
Combined Cycle	4.514	(24.88)%	4.426	(24.88)%
Wind-power	1.664	(4.76)%	1.590	(6.54)%
PV	0.117	25.82%	0.115	26.86%
Shanghai	17.606	(3.16)%	16.636	(3.20)%
Coal-fired	15.584	(4.54)%	14.664	(4.61)%
Combined Cycle	2.022	8.98%	1.972	8.79%
Chongqing	9.903	(0.48)%	9.228	0.05%
Coal-fired	8.293	(3.10)%	7.659	(2.72)%
Combined Cycle	1.377	1.25%	1.342	1.17%
Wind-power	0.233	628.65%	0.227	840.19%
Zhejiang Province	25.745	(4.97)%	24.707	(4.98)%
Coal-fired	25.076	(4.86)%	24.052	(4.86)%
Combined Cycle	0.609	(9.58)%	0.596	(9.68)%
PV	0.060	(3.33)%	0.059	(2.85)%
Hubei Province	20.032	14.35%	18.840	14.98%
Coal-fired	19.253	15.04%	18.078	15.33%
Wind-power	0.577	25.90%	0.567	43.05%
Hydro-power	0.180	(40.43)%	0.174	(40.73)%
PV	0.022	(0.25)%	0.022	(0.33)%
Hunan Province	11.355	(0.48)%	10.636	(0.56)%

	Power Generation		Electricity Sold
Region	2019	Change	2019	Change

Coal-fired	10.466	(0.41)%	9.759	(0.50)%
Wind-power	0.528	(3.15)%	0.522	(3.06)%
Hydro-power	0.335	3.18%	0.329	3.23%
PV	0.027	(17.10)%	0.026	(15.58)%
Jiangxi Province	20.756	(1.66)%	19.856	(1.65)%
Coal-fired	20.171	(2.65)%	19.285	(2.66)%
Wind-power	0.585	52.02%	0.571	51.81%
Anhui Province	5.922	(3.72)%	5.640	(3.96)%
Coal-fired	5.536	(4.15)%	5.257	(4.52)%
Wind-power	0.301	1.12%	0.298	2.84%
Hydro-power	0.085	10.08%	0.085	10.55%
Fujian Province	11.048	(11.58)%	14.213	20.45%
*Coal-fired	11.036	(11.59)%	14.201	20.48%
PV	0.012	(1.35)%	0.012	(3.95)%
Guangdong Province	22.380	(12.74)%	21.396	(12.81)%
Coal-fired	22.358	(12.75)%	21.374	(12.82)%
PV	0.022	0.31%	0.022	(0.62)%
Guangxi Province	0.388	14.53%	0.368	13.04%
Combined Cycle	0.273	(19.38)%	0.261	(19.94)%
Wind-power	0.115	—	0.107	(19.94)%
Yunnan Province	4.358	(2.07)%	4.006	(3.38)%
Coal-fired	3.707	(4.59)%	3.373	(6.21)%
Wind-power	0.601	6.43%	0.584	6.33%
Hydro-power	0.050	—	0.049	—
Guizhou Province	0.217	9.94%	0.212	9.35%
Wind-power	0.216	9.46%	0.212	9.35%
PV	0.001	—	0	—
Hainan Province	12.983	(0.47)%	12.036	(0.76)%
Coal-fired	12.496	(1.10)%	11.559	(1.42)%
Combined Cycle	0.174	626.11%	0.169	633.43%
Wind-power	0.098	0.91%	0.096	0.64%
Hydro-power	0.110	(51.86)%	0.108	(52.05)%
PV	0.105	75.32%	0.104	74.74%
Total	405.006	(5.91)%	388.182	(4.38)%

*            According to the requirements of relevant policies, as Huaneng Fujian Luoyuan Power Plant (which is owned by the Company) acts as an emergency backup power source, the scope of statistics has not included its internal coal-fired installed capacity nor its volume of power generation. Since that power plant began to generate power revenue from the first quarter of 2019, the Company’s electricity sales in Fujian Province was greater than the power generation

For the year ended December 31, 2019, the accumulated power generation of Tuas Power Ltd., the Company’s wholly owned subsidiary in Singapore, accounted for a market share of 20.7% in Singapore, representing a decrease of 0.4% compared to the same period of 21.1% in 2018.

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

The following table sets forth the average tariff rate of the Company, as well as percentage changes from 2018 to 2019.

	Average tariff rate (VAT inclusive)
	(RMB/MWh)
Region/type of power generation	2019	2018	Change

Heilongjiang Province
Coal-fired	390.22	393.28	(0.78)%
Wind-power	517.30	516.82	0.09%
PV	703.98	750.90	(6.25)%
Jilin Province
Coal-fired	383.72	385.18	(0.38)%
Wind-power	509.88	518.74	(1.71)%
Hydro-power	417.48	426.74	(2.17)%
PV	789.62	834.14	(5.34)%
Biomass power	749.98	754.58	(0.61)%
Liaoning Province
Coal-fired	400.36	398.85	0.38%
Wind-power	523.50	572.25	(8.52)%
Hydro-power	366.41	330.00	11.03%
PV	892.83	898.76	(0.66)%
Inner Mongolia
Wind-power	441.31	461.87	(4.45)%
Hebei Province
Coal-fired	362.71	378.05	(4.06)%
Wind-power	512.27	522.09	(1.88)%
PV	734.80	801.90	(8.37)%
Gansu Province
Coal-fired	303.30	289.85	4.64%
Wind-power	381.33	403.12	(5.41)%
Ningxia
PV	801.85	805.11	(0.40)%
Beijing
Coal-fired	461.00	463.40	(0.52)%
Combined Cycle	640.10	667.36	(4.09)%
Tianjin
Coal-fired	371.28	397.46	(6.59)%
Combined Cycle	684.92	708.05	(3.27)%
PV	874.51	881.64	(0.81)%
Shanxi Province

	Average tariff rate (VAT inclusive)
	(RMB/MWh)
Region/type of power generation	2019	2018	Change

Coal-fired	318.55	326.40	(2.41)%
Combined Cycle	667.58	684.65	(2.49)%
PV	860.36	908.91	(5.34)%
Shandong Province
Coal-fired	407.28	404.01	0.81%
Wind-power	600.76	564.46	6.43%
PV	855.00	862.56	(0.88)%
Henan Province
Coal-fired	363.89	349.86	4.01%
Combined Cycle	1,202.96	640.53	87.81%
Wind-power	602.96	551.34	9.36%
PV	375.77	380.00	(1.11)%
Jiangsu Province
Coal-fired	383.08	438.53	(12.65)%
Combined Cycle	619.77	590.83	4.90%
Wind-power	730.35	724.53	0.80%
PV	902.65	929.01	(2.84)%
Shanghai
Coal-fired	400.91	411.76	(2.63)%
Combined Cycle	804.57	848.25	(5.15)%
Chongqing
Coal-fired	405.74	412.66	(1.68)%
Combined Cycle	734.49	746.10	(1.56)%
Wind-power	608.77	615.26	(1.06)%
Zhejiang Province
Coal-fired	416.57	418.61	(0.49)%
Combined Cycle	951.91	867.83	9.69%
PV	1,075.33	1,054.58	1.97%
Hubei Province
Coal-fired	421.50	422.40	(0.21)%
Wind-power	620.52	630.28	(1.55)%
Hydro-power	376.60	381.98	(1.41)%
PV	880.00	887.76	(0.87)%
Hunan Province
Coal-fired	451.70	463.72	(2.59)%
Wind-power	604.75	610.84	(1.00)%
Hydro-power	353.05	376.07	(6.12)%
PV	896.94	907.78	(1.19)%
Jiangxi Province
Coal-fired	415.37	420.96	(1.33)%
Wind-power	606.28	612.62	(1.04)%
Anhui Province
Coal-fired	370.68	380.70	(2.63)%
Wind-power	610.00	613.38	(0.55)%
Hydro-power	423.31	384.40	10.12%
Fujian Province
Coal-fired	403.49	400.15	0.83%
PV	979.78	985.72	(0.60)%
Guangdong Province
Coal-fired	428.00	415.14	3.10%
PV	976.77	986.49	(0.99)%
Guangxi Province
Combined Cycle	647.57	547.20	18.34%
Wind-power	607.75	—	N/A
Yunnan Province
Coal-fired	462.29	514.50	(10.15)%
Wind-power	475.62	470.14	1.17%
Hydro-power	245.39	—	N/A
Guizhou Province
Wind-power	593.15	608.00	(2.44)%
Hainan Province
Coal-fired	439.63	441.68	(0.46)%
Combined Cycle	680.48	1,565.26	(56.53)%
Wind-power	606.45	612.15	(0.93)%
Hydro-power	392.71	402.62	(2.46)%
PV	897.12	958.71	(6.42)%

	Average tariff rate (VAT inclusive)
	(RMB/MWh)
Region/type of power generation	2019	2018	Change

Domestic total	417.00	418.48	(0.35)%
SinoSing Power	636.24	648.74	(1.93)%
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

Depreciation

For the year ended December 31, 2019, depreciation expenses of the Company and its subsidiaries increased by 6.83% to RMB21.865 billion, compared to RMB20.466 billion in the year ended December 31, 2018; the increase is mainly due to new generating units put into operation, and amortization of land use right reclassified from other expenses to depreciation due to the adoption of IFRS 16 leases. The depreciation expenses of domestic operations increased by RMB1.379 billion compared to the same period last year, of which the depreciation costs incurred by the newly acquired entities and new generating units was RMB0.652 billion. The depreciation expenses of the operations in Singapore increased by RMB12 million compared to the same time last year.

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

Comparison of asset items

As of December 31, 2020, consolidated total assets of the Company and its subsidiaries were RMB449.905 billion, representing an increase of 5.06% from RMB428.250 billion as of December 31, 2019; total assets of the domestic operations increased by RMB24.823 billion to RMB409.782 billion, including a net increase of RMB18.852 billion in non-current assets, which is mainly attributable to new construction leading to an increase in assets.

As of December 31, 2020, total assets of the operations in Singapore were RMB26.866 billion, representing a decrease of RMB2.055 billion from the same period last year. Non-current assets decreased by RMB1.518 billion to RMB23.806 billion.

As of December 31, 2020, total assets of the operations in Pakistan were RMB13.257 billion, representing a decrease of RMB1.113 billion from the same period last year. Non-current assets decreased by RMB1.036 billion from last year to RMB9.053 billion.

Comparison of liability items

As of December 31, 2020, consolidated total liabilities of the Company and its subsidiaries were RMB298.288 billion, representing an increase of 0.14% from RMB297.871 billion as of December 31, 2019.

As of December 31, 2020, interest-bearing debts of the Company and its subsidiaries totaled RMB241.743 billion. The interest-bearing debts consist of long-term loans (including those maturing within a year), bonds payable (including those maturing within a year), short-term borrowings, short-term bonds payable and lease liabilities (including those maturing within a year).

As of December 31, 2020, the total liabilities of the operations in Singapore were RMB15.092 billion, representing a decrease of 10.94% from RMB16.946 billion as of December 31, 2019. As of December 31, 2020, the total liabilities of the operations in Pakistan were RMB9.732 billion, representing a decrease of 13.62% from RMB11.267 billion as of December 31,  2019.

Comparison of equity items

Excluding the impact of profit and profit appropriations, total equity attributable to the equity holders of the Company increased as of December 31, 2020, mainly because of the issuance of other equity instruments at par value of RMB25.5 billion in total with foreign currency transition differences of RMB684 million. Noncontrolling interests increased by RMB195 million in 2020.

Major financial position ratios

	2020	2019
Current ratio	0.43	0.43
Quick ratio	0.39	0.37
Ratio of liability to equity holders’ equity	2.30	2.74
Multiples of interest earned	1.38	1.22

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

The current ratio and quick ratio remained relatively unchanged as of December 31, 2020 compared to that of December 31, 2019. The ratio of liabilities to shareholders’ equity as of December 31, 2020 decreased compared to that of December 31, 2019 mainly due to the increase in equity at the year end from issue of other equity instrument of face value of RMB25.5 billion. The multiples of interest earned increased mainly due to increased pre-tax profit for the year ended December 31, 2020.

D.	Liquidity and cash resources

The primary sources of funding for the Company and its subsidiaries have been cash provided by internal funds from operating activities, short-term and long-term loans and proceeds from issuances of bonds, and the primary use of funds have been for working capital, capital expenditure and repayments of short-term and long-term borrowings.

Cash flows from operating activities

	For the Year Ended December 31,
	2020	2019	2018
	RMB’000	RMB’000	RMB’000
Cash flows from operating activities
Profit before income tax expense	4,773,736	3,119,460	1,973,147
Non-cash items adjustments	38,476,806	37,008,902	30,593,272
Changes in working capital	1,719,398	(932,474)	(2,391,540)
Interest received	292,724	264,554	173,986
Income tax expense paid	(3,275,626)	(2,136,249)	(1,620,887)
Net cash provided by operating activities	41,987,038	37,324,193	28,727,978

For the year ended December 31, 2020, net cash provided by operating activities of the Company and its subsidiaries was RMB41.987 billion, representing an increase of 12.49% from last year, mainly attributable to the decrease of fuel cost. The net cash provided by operating activities in Singapore was RMB749 million. The net cash provided by operating activities in Pakistan was RMB1,472 million.

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

Cash flows used in investing activities

	For the Year Ended December 31,
	2020	2019	2018
	RMB’000	RMB’000	RMB’000
Cash flows used in investing activities
Payment for the purchase of property, plant and equipment	(42,558,250)	(31,382,657)	(20,613,314)
Proceeds from disposal of property, plant and equipment, land use rights and other non-current assets	454,470	464,542	127,182
Prepayments of land use rights	—	—	(94,684)
Payment for the purchase of other non-current assets	(72,699)	(113,124)	30,107
Cash dividend received	554,614	668,906	618,592
Capital injections for investments in associates and joint ventures	(586,261)	(313,197)	(463,259)
Cash paid for acquiring other equity instrument investments	(61,713)	(7,450)	(450)
Cash paid for acquiring subsidiaries, net of cash acquired	(206,414)	(71,696)	(674,845)
Cash received from disposal of other equity instrument investments	—	1,250,000	—
Net outflow of cash and cash equivalents in respect of the disposal of subsidiaries	—	(29,350)	—
Others	239,121	500,041	694,789
Net cash used in investing activities	(42,237,132)	(29,033,985)	(20,375,882)

The net cash used in investing activities was RMB42.237 billion for the year ended December 31, 2020, representing an increase of 45.47% from last year, mainly due to the increase of construction expenditures including the purchase of fixed assets, construction materials and etc.

The net cash used in investing activities was RMB29.034 billion for the year ended December 31, 2019, representing an increase of 42.49% from last year, mainly due to increased expenditure in renewable energy infrastructure in 2019.

The net cash used in investing activities was RMB20.376 billion for the year ended December 31, 2018, representing a decrease of 35.82% from last year, which is mainly due to less cash outflows from relatively smaller acquisitions during this year.

Cash flows from financing activities

	For the Year Ended December 31,
	2020	2019	2018
	RMB’000	RMB’000	RMB’000
Cash flows from financing activities
Issuance of short-term bonds	20,000,000	30,000,000	40,000,000
Repayments of short-term bonds	(24,000,000)	(32,500,000)	(39,500,000)
Proceeds from short-term loans	116,458,227	92,890,098	77,005,025
Repayments of short-term loans	(117,354,380)	(87,001,921)	(98,345,708)
Proceeds from long-term loans	52,219,578	27,408,223	48,859,376
Repayments of long-term loans	(54,593,490)	(43,915,444)	(34,269,623)
Issuance of long-term bonds	4,217,730	5,300,000	13,999,807
Repayment of long-term bonds	(2,800,000)	(4,000,000)	(4,000,000)
Interest paid	(11,586,250)	(11,641,439)	(10,987,871)
Net proceeds from the issuance of new shares	—	—	3,245,330
Net proceeds from the issuance of other equity instruments	25,457,450	14,982,165	5,000,000
Redemption of other equity instruments	(2,500,000)	—	—
Net capital injection from non-controlling interests of the subsidiaries	1,155,556	1,016,150	725,683
Dividends paid to shareholders of the Company	(2,119,243)	(1,569,809)	(1,520,038)
Dividends paid to non-controlling interests of the subsidiaries	(1,702,511)	(1,436,574)	(1,265,451)
Lease payments/finance lease rental payments	(1,297,746)	(488,015)	(637,026)
Cash paid for acquisition of non-controlling interests of a subsidiary	—	(6,802)	—
Others	248,895	(364,815)	(552,574)
Net cash provided by / (used in) financing activities	1,803,816	(11,328,183)	(2,243,070)

The net cash provided by financing activities was RMB1.804 billion for the year ended December 31, 2020, representing an increase of RMB13.132 billion from the net cash outflow of RMB11.328 billion in last year. This was mainly due to the increase of net financing.

The net cash used by financing activities was RMB11.328 billion for the year ended December 31, 2019, representing an increase of RMB9.085 billion from the net cash outflow of RMB2.243 billion in last year. This was mainly due to the increase of repayments of loans and bonds issued by the Company and its subsidiaries in 2019 compared to the same period last year.

The net cash used in financing activities was RMB2.243 billion for the year ended December 31, 2018, while it had a net cash inflow of RMB4.013 billion in 2017. This was mainly due to repayment of more borrowings by the Company in this year compared to last year.

Cash and cash equivalents

	For the Year Ended December 31,
	2020	2019	2018
	RMB’000	RMB’000	RMB’000
Effect of foreign exchange rate changes, net	(739,088)	63,551	26,266
Net increase/(decrease) in cash and cash equivalents	814,634	(2,974,424)	6,135,292
Cash and cash equivalents as at beginning of the year	12,443,258	15,417,682	9,282,390
Cash and cash equivalents as at end of the year	13,257,892	12,443,258	15,417,682

As of December 31, 2020, the cash and cash equivalents of the Company and its subsidiaries denominated in RMB, Singapore dollar and U.S. dollar were RMB12.201 billion, RMB777 million and RMB463 million, respectively.

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

Capital expenditure and cash resources

Capital expenditures for infrastructure construction and renovation projects

The actual capital expenditure of the Company in 2020 was RMB45.372 billion, which was mainly used for capital construction and renovation expenditures. Regarding capital construction, the major capital investments included RMB3.762 billion for Liaoning Clean Energy, RMB3.022 billion for Sheyang New Energy, RMB2.743 billion for Puyang Clean Energy, RMB2.727 billion for Ruijin Power, RMB2.707 billion for Shengdong Rudong Offshore, RMB2.690 billion for Zhejiang Cangnan Offhsore, RMB2.629 billion for Huaneng Shandong Power Generation Co., Ltd. (“Shandong Power”), RMB2.314 billion for Shanxi Comprehensive Energy, RMB1.894 billion for Guanyun Clean Energy, RMB1.662 billion for Pinghu Offshore, RMB0.924 billion for Jiangxi Clean Energy, RMB0.906 billion for Anhui Mengcheng Wind Power, RMB0.788 billion for Jiangyin Co-generation, RMB0.764 billion for Abagaqi Clean Energy, RMB0.739 billion for Anyang Energy, RMB0.638 billion for Diandong Energy, RMB0.609 billion for Jilin Power, RMB0.568 billion for Zhenning New Energy, RMB0.555 billion for Heilongjiang Power, RMB0.555 billion for Dalian Co-generation, RMB0.440 billion for Qingdao Co-generation, RMB0.430 billion for Luodian New Energy, RMB0.379 billion for Diandong Yuwang, and RMB3.535 billion for the rest. Besides, other expenditures including renovation expenditures were RMB7.392 billion.

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

The cash requirements, usage plans and cash resources of the Company for the next year are as following:

	Capital
	expenditure Plan
	for 2021 (RMB100
Capital Expenditure Project	million)	Cash resources arrangements	Financing costs and note on use
Thermal power projects	86.28	Including internal cash resources and bank loans	Within the floating range of benchmark lending interest rates of the PBOC
Hydropower projects	—	Including internal cash resources and bank loans	Within the floating range of benchmark lending interest rates of the PBOC
Wind power projects	313.82	Including internal cash resources and bank loans	Within the floating range of benchmark lending interest rates of the PBOC
Coal mining projects	18.93	Including internal cash resources and bank loans	Within the floating range of benchmark lending interest rates of the PBOC
Photovoltaic power projects	99.60	Including internal cash resources and bank loans	Within the floating range of benchmark lending interest rates of the PBOC
Port	—	Including internal cash resources and bank loans	Within the floating range of benchmark lending interest rates of the PBOC
Technology renovation	45.44	Including internal cash resources and bank loans	Within the floating range of benchmark lending interest rates of the PBOC

Cash resources and anticipated financing costs

The Company expects to finance its capital expenditure and acquisition costs primarily with internal capital, cash flow provided by operating activities, and debt and equity financing.

Good operating results and sound credit status provide the Company with strong financing capabilities. As of December 31, 2020, the undrawn banking facilities available to the Company and its subsidiaries amount to approximately RMB305.1 billion, which are granted by Bank of China, China Construction Bank and Industrial and Commercial Bank of China.

The Company completed issuances of unsecured super short-term bonds in 9 installments on February 14, February 21, April 24, May 15, October 21, November 3, November 23, December 9 and December 23 of 2020, at principal amount of RMB2 billion, 2 billion, 2 billion, 2 billion, 2 billion, 2 billion, 3 billion, 2 billion and 3 billion, with nominal annual interest rates of 1.7%, 1.5%, 1.2%, 1.2%, 1.3%, 1.3%, 1.4%, 1.5% and 1.4%, respectively. Each installment of the notes was denominated in RMB, issued at par value, and would successively mature in 90 days, 60 days, 60 days, 90 days, 30 days, 30 days, 30 days, 30 days, and 30 days from the value date.

The company issued perpetual bonds of RMB2 billion, RMB1 billion, RMB2.5 billion and RMB3 billion on March 23 (the first two bonds), April 23 and September 10, 2020 with coupon rate of 3.58%, 3.85%, 3.09% and 4.38%, each denominated in RMB and issued at face value with maturity of 3+N years, 5+N years, 3+N years and 3+N years from the date of issue; four tranches of unsecured medium-term notes of RMB3 billion, RMB3.5 billion, RMB2 billion and RMB1 billion on April 13, June 19, August 19 and September 16, 2020, with coupon rate of 3.18% (MTN001), 3.60% (MTN002), 3.99% (MTN003) and 4.40%, respectively, each denominated in RMB and issued at face value with maturity of 3+N years (MTN001), 3+N years (MTN002), 3+N years (MTN003), and 3+N years from the date of issue, respectively; and three tranches of insurance bonds of RMB3.57 billion, RMB0.93 billion and RMB3 billion on April 20, April 22 and August 27, 2020 with coupon rate of 4.75%, 4.75% and 4.60%, each denominated in RMB and issued at face value with maturity of 8+N years, 10+N years, and 10+N years from the date of issue.

The Company, through its subsidiary SinoSing Power, issued two tranches of secured corporate bonds of USD300 million and USD300 million on February 20, 2020 with coupon rate of 2.25% and 2.63%. The instrument was denominated in US dollars and issued at 99.653% and 99.277% of the par value with maturity of five years and ten years from the value date, respectively. The bonds are guaranteed by the Company.

As of December 31, 2020, short-term loans of the Company and its subsidiaries were RMB66.311 billion (2019: RMB67.119 billion). Loans from banks were charged at interest rates ranging from 2.15% to 4.90% per annum (2019: 0.00% to 14.58%).

As of December 31, 2020, short-term bonds payable by the Company and its subsidiaries were RMB5.003 billion (2019: RMB9.026 billion).

As of December 31, 2020, the Company and its subsidiaries’ long-term loans (including long-term loans due within one year) totaled RMB131.886 billion (2019: RMB134.023 billion), including RMB loans of RMB114.350 billion (2019: 110.947 billion), USD loans of USD1.480 billion (2019: USD1.431 billion), EUR loans of EUR11 million (2019: EUR15 million), SGD loans of SGD1.551 billion (2019: SGD2.479 billion), JPY loans of 2.266 billion yen (2019: 2.372 billion yen). Among them, US dollar loans and Singapore dollar loans are floating rate loans, and other foreign currency loans are fixed rate loans. For the fiscal year ended  December 31, 2020, the annual interest rate of long-term bank borrowings is 0.75% to 6.55% (2019: 0.75% to 6.82%).The Company and its subsidiaries will closely monitor any change in the exchange rate and interest rate markets and cautiously assess the currency rate and interest rate risks.

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

Other financing requirements

The objective of the Company is to bring steadily growing returns to shareholders in the long run. In line with this objective, the Company follows a proactive, stable and balanced dividend policy. In accordance with the profit appropriation plan of the board of directors of the Company (subject to the approval at annual general meeting) for 2020, the Company expects to pay a cash dividend of RMB2.826 billion.

Maturity profile of loans and bonds

The following table sets forth the maturity profile of the Company’s borrowings as of December 31, 2020.

Maturity Profile
(RMB 100 million)	2021*	2022	2023	2024	2025
Principal amount planned for repayment	1,037.90	210.47	191.67	121.79	218.16
Interest amount planned for repayment	74.52	51.93	42.81	35.88	29.49
Total	1,112.42	262.40	234.48	157.67	247.65

Note: The amount of principle to be paid in 2021 is relatively large because this includes expected repayment of short-term loans and short-term bonds.

E.	Trend information

The major trend of the electricity power market

In the electricity market, with comprehensive consideration of international and domestic conditions, industrial and local developments, epidemic and the uncertainty of the external environment as well as other factors, absent of floods and other extensive, extreme climate changes, it is expected that in 2021, total electricity consumption nationwide will increase by 6% to 7%, newly installed power generation capacity for infrastructure construction will be approximately 180 million kilowatts, and utilization hours of thermal generating units will be generally consistent with those in 2020.

The trend of the fuel supply

In the coal market, the increase in electricity consumption in the whole society in 2021 may lead to increase in coal demand, while under the influence of policies such as carbon peaking and carbon neutrality, the increase in the proportion of clean energy may offset part of the increase in coal demand. As a result, the overall coal consumption level is expected to increase slightly from last year. In terms of supply, entering the "14th Five-Year Plan" period, the coal industry's capacity reduction task has been basically completed, and the continued orderly release of advanced production capacity will maintain the supply of coal at a relatively good level, and imported coal will continue to play a complementary role to domestic coal. Overall, in 2021, both ends of the supply and demand of China's coal market will see a certain growth, the fundamentals will be in a balanced state, and the price center of thermal coal will move up slightly from 2020.

The trend of capital market and foreign exchange

In terms of the capital market, the central bank's monetary policy will maintain continuity, stability, and sustainability in 2021, and the prudent monetary policy adopted will be more flexible, accurate, reasonable and appropriate, with the objective to maintain reasonable and sufficient liquidity, and maintain the growth rate of the money supply and the scale of social financing basically matching the nominal economic growth rate. It is expected that the capital market interest rate will basically remain stable in 2021.

F.	Employee benefits

As of December 31, 2020, the Company and its subsidiaries had 57,874 employees within and outside the PRC. The Company and its subsidiaries provide employees with competitive remuneration and link such remuneration to operating results to provide incentives for the employees. Currently, the Company and its subsidiaries do not have any stock or option based incentive plan.

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

G.	Guarantees for loans and restricted assets

As of December 31, 2020, the Company provides guarantee to long-term bank loans of Tuas Power Ltd of RMB7.053 billion (2019: RMB12.418 billion).

As of December 31, 2020, pledge and mortgage loans of the Company were RMB11.105 billion.

As of December 31, 2020, short-term loans of RMB1,317 million (2019: RMB659 million) represented the notes receivable that were discounted with recourse. As these notes receivable had not yet matured, the proceeds received were recorded as short-term loans.

As of December 31, 2020, long-term loans of RMB3.322 billion (2019: RMB3.586 billion) of the Company and its subsidiaries were secured by certain property, plant and equipment with net book value of approximately RMB3.400 billion (2019: RMB4.913 billion).

As of December 31, 2020, long-term loans of approximately RMB7.435 billion (2019: RMB7.287 billion) were secured by future electricity revenue of the Company and its subsidiaries.

As of December 31, 2020, the restricted bank deposits of the Company and its subsidiaries were RMB614 million (2019: RMB863 million).

H.	Off-balance sheet arrangements

As of December 31, 2020, there were no off-balance sheet arrangements which have or are reasonably likely to have an effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

I.	Performance of significant investments and their prospects

The Company acquired 25% equity interest in Shenzhen Energy Group for RMB2.39 billion on April 22, 2003. In 2011, Shenzhen Energy Group divided into a remainder company of the same name and a new company Shenzhen Energy Management Company (“SE Management”), and the Company holds 25% equity interests in each of the two successors. The Company acquired 200 million shares from Shenzhen Energy Corporation (“Shenzhen Energy”), a subsidiary of Shenzhen Energy Group in December 2007. Shenzhen Energy allotted shares with its capital surplus in 2011. In February 2013, Shenzhen Energy merged SE Management through the combination of directional seasoned offering and cash payment to shareholders of SE management, Shenzhen State-owned Assets Administration Commission and the Company. After the merger, the Company held 661 million shares of Shenzhen Energy, representing 25.02% of its equity interests. In 2020, Shenzhen Energy distributed RMB0.50 of cash dividend out of every 10 shares to its shareholders, and the Company held 1,190 million shares of Shenzhen Energy by December 31, 2020. These investments brought a net profit attributable to the equity and perpetual corporate bonds holders of the Company of RMB1,009 million for the year ended December 31, 2020 under IFRS. This investment is expected to provide steady returns to the Company.

The Company held 60% direct equity interest in Sichuan Hydropower as of December 31, 2006. In January 2007, Huaneng Group increased its capital investment in Sichuan Hydropower by RMB615 million, thus reducing the Company’s equity interest in Sichuan Hydropower to 49% and making Huaneng Group the controlling shareholder of Sichuan Hydropower. This investment brought a net profit attributable to the equity and perpetual corporate bonds holders of the Company of RMB143 million for the year ended December 31, 2020 under IFRS.

This investment is expected to provide steady returns to the Company.

J.	Tabular disclosure of contractual obligations and commercial commitments

A summary of payments due by period of our contractual obligations and commercial commitments as of December 31, 2020 is shown in the tables below. A more complete description of these obligations and commitments is included in the Notes to Financial Statements as referenced below.

Contractual Cash Obligations (RMB in millions)	2021	2022-2023	2024-2025	Thereafter	Total
Long-term loans from Huaneng Group and its subsidiaries(1)	633	2,819	793	2,787	7,032
Long-term bank loans and other loans(1)	19,175	30,891	28,560	46,228	124,854
Long-term bonds(2)	12,000	6,500	3,457	10,457	32,414
Interest payments	6,506	9,598	6,596	14,557	37,257

Other commercial commitments (RMB in millions)	2021	2022-2023	2024-2025	Thereafter	Total
Long – term gas purchase contract(3)	3,897	6,126	1,369	1,898	13,290
Lease liabilities(4)	1,677	733	1,000	2,072	5,482
(1)	See Note 23 to the Financial Statements, “Long-term Loans.”
(2)	See Note 24 to the Financial Statements, “Long-term Bonds.”
(3)	The numbers shown in the table above were calculated based on the minimum purchases stipulated in the long-term gas contracts disclosed in Note 38 to the Financial Statements.
(4)	See Note 41 to the Financial Statements, “Lease liabilities.”

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

Goodwill impairment

The Company and its subsidiaries conduct impairment test on each individually recognized goodwill every year. There were RMB685 million impairment losses provided for the goodwill for the year ended December 31, 2020. Details please refer to Note 14 to the Financial Statements.

Impairment of other non-current assets

The Company and its subsidiaries will test its property, plant and equipment, land use rights and mining rights suffered any impairment whenever an impairment indication exists.

In 2020, impairment losses for certain property, plant and equipment of approximately RMB7,847 million have been recognized. Details please refer to Note 7 to the Financial Statements.

L.	Prospects for 2021

In 2021, the Company will implement the four strategies of green development, innovative development, safety development and excellent operation, to guard against risk, make structural adjustments, ensure steady growth, strengthen technology and advance reform so as to realize the high-standard beginning and high quality promotion of the “14th Five-Year” plan.

In terms of electric power construction, adhering to the green development concept, the Company will spend much effort to develop clean energy, optimize thermal power structure and speed up transformation and upgrading to achieve high-quality development by centering efficiency by means of modern management, under the support of science and technology innovation and on the basis of safe development.

In terms of electric power generation, the Company earnestly implements the regulations and policies in the field of safety production, and constantly optimizes management to prevent safety accidents. The Company conducts appraisal for the generator sets to comprehensively improve the lean level of facility management. While operating and maintaining the clean energy power generation system, the Company attaches importance to the basic and adjusting roles of existing thermal power generating unit in the energy safety system of the society, actively conducts life extension appraisal and transformation, and maintains the health level of standby set for emergency. The Company always focuses on the economy and flexibility of the power generation assembly and meets the new market demands through technical transformation; actively develops the heat supply industry to upgrade integrated energy services; deeply studies the application prospect of biomass coupled power generation and grasps the market opportunities; and earnestly governs the environment protection well as demanded by the ecological civilization construction of various regions. In terms of electric power marketing, the Company will continuously adhere to be led by electric power marketing and practically implement the working system of the whole team committing to marketing led by the team head. The Company will adhere to the market-oriented, customer-centered and efficiency-targeted market concept. The Company will strengthen policy and market analysis, optimize and adjust marketing strategies, conduct the volumeprice planning well, and meanwhile actively deal with the electrical market-oriented reformation, speed up the construction of operating center, construct customer service system and promote the operational level of energy sales company, and actively explore new business of integrated energy service, striving to achieve an annual domestic power generation of 410 billion kWh.

In terms of fuel, first, the Company further interprets, studies and judges the policies and market situation, constantly improves the study and judgment ability towards market, and actively tries to guide the market with policies; second, the Company constantly promotes the intensive and lean control level of fuel, implement the conclusion and performance of the long-term contract, and adheres to optimize the purchase of imported coal, reasonably optimize the inventory, and give a play to the storage in the low season for the use in the peak season, and meanwhile adheres to optimize and adjust the purchase structure and conduct fuel innovation well in order to reduce the purchase cost; third, the Company constantly improves the digitalized management level of fuel and promotes the intelligentization of fuel management, in order to improve management efficiency and thus to explore the potential and strengthen the effect; fourth, the Company strengthens the resource development, builds up long-term and stable supplier team, and explores the resource at the source, to develop the high calorie and low sulfur coal resources in domestic market, strengthen the supplier management, etc.

In terms of capital, the Company will keep an eye on changes in the international and domestic capital markets and give full play to its credit and management advantages. While ensuring the smooth flow of the main channels of credit financing, the Company will increase the issuance of bonds, innovate financing methods, expand financing channels, and spare no effort to reduce the cost of funds while ensuring the safety of funds.

The Company will, based on intrinsic safety, be directed by clean and low carbon, centered on quality efficiency, guided by technological innovation, with deepening reform as the means and the Party building as the guarantee, focus on risk prevention and control, transformation development, operation and efficiency improvement, open development, improving competitiveness, triggering enterprise vigor, strengthening foundation and fostering spirit so as to step up the pace of building a world-class listed power company.

ITEM 6  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors, members of the supervisory committee and senior management

Directors

The table below sets forth certain information concerning our directors as of March 31, 2021. The current term for all of our directors is three years commencing from the signing of the director service contracts.

Name	Age	Position with us
Zhao Keyu	54	Chairman of the Board of Directors
Zhao Ping	58	Director and President
Huang Jian	58	Director
Wang Kui	53	Director
Lu Fei	56	Director
Teng Yu	57	Director
Mi Dabin	52	Director
Cheng Heng	57	Director
Li Haifeng	41	Director
Lin Chong	57	Director
Xu Mengzhou	70	Independent Director
Liu Jizhen	69	Independent Director
Xu Haifeng	65	Independent Director
Zhang Xianzhi	63	Independent Director
Xia Qing	63	Independent Director

ZHAO Keyu, aged 54, is the Chairman and Party Secretary of the Company. He was the Chief of the Planning and Development Department, Chief of Office, Director and Secretary of the Party Office of Huaneng Group, the President and Deputy Party Secretary of the Company. He graduated from Wuhan University, majoring in software engineering, and is postgraduate with a master’s degree in engineering. He is a senior economist.

ZHAO Ping, aged 58, is the Director, the President and the Deputy Party Secretary of the Company. He was the Vice President and the Deputy Party Secretary of the Company. He graduated from Tsinghua University, majoring in thermal engineering, is a postgraduate with a master’s degree in science. He is a professor-level senior engineer. He is receiving special government allowance of the State Council.

HUANG Jian, aged 58, is a Director of the Company, a dedicated Director and Supervisor of Huaneng Group, a dedicated director of HIPDC, a dedicated director of Shandong Power Generation Co., Ltd. He was an assistant to the President of Huaneng Group and Chairman of Huaneng Capital Services Co., Ltd.. Mr. Huang graduated from the Department of Accounting of Institute of Fiscal Science of the Ministry of Finance with a postgraduate degree of master in economics. He is a professor-level senior accountant.

WANG Kui, aged 53, is the Director of the Company, the Deputy Chief Economist and the Chief of the Planning and Development Department of Huaneng Group, the Director of HIPDC and the Director of North United Power Co., Ltd. He previously served as the Vice President and the President of Shanxi Branch of Huaneng Group and the Chief of the Planning and Development Department of Huaneng Group. He graduated from Beijing University of Economics with a major in quantitative economics. He holds an EMBA degree from Guanghua School of Management of Peking University. He is a professor-level senior engineer.

LU Fei, aged 56, is the Director of the Company, the Deputy Chief Economist of Huaneng Group and Chairman of the Supervisory Board of Huaneng Renewables Corporation Limited. He previously served as the Director of Operation Coordination Department, the Director of Sales and Marketing Department and the Director of Budget and Comprehensive Planning Department of Huaneng Group. He graduated from Zhejiang University with a major in thermal power engineering, and holds an EMBA degree from School of Economics and Management of Tsinghua University. He is a professor-level senior engineer.

TENG Yu, aged 57, is the Director of the Company, the Deputy Chief Accountant of Huaneng Group, the Supervisor of HIPDC, the Director of North United Power Co., Ltd., the Director of China Huaneng Finance Corporation Limited and the Director of Huaneng Capital Services Co., Ltd.. He previously served as the Deputy Chief Accountant, Chief Accountant, Vice President of Huaneng Hulunbuir Energy Development Co. Ltd. and the Director of Finance Department of Huaneng Group. He graduated from the Party School of the Central Committee of Communist Party Committee with a degree majoring in economic management. He is a professorlevel senior accountant.

MI Dabin, aged 52, is the Director of the Company, Vice Chairman, the President, Deputy Party Secretary of Hebei Construction & Investment Group Co., Ltd., and Party Secretary and Chairman of Heibei Rong Tou Holding Group Co., Ltd., the Chairman of Huihai Financing and Leasing Co., Ltd. He was the President and Chairman of Hebei Construction& Energy Investment Co., Ltd., the Chief Engineer, Vice President and President of Qinhuangdao Power Generation Co., Ltd., the President of Qinhuangdao Thermal Power Generation Co., Ltd., the Chairman of Hebei Xingtai Power Generation Limited, an assistant to the President and the Head of Production and Operation Department of Hebei Construction & Investment Group Co., Ltd., the President of Qinhuangdao Power Generation Co., Ltd. and the President of Qinhuangdao Thermal Power Generation Co., Ltd.. He graduated from North China Electric Power University, majoring in power engineering, and holds a master’s degree. He is a senior engineer.

CHENG Heng, aged 57, is a Director of the Company, the Vice President (group department president level) of the Energy Department of Jiangsu Guoxin Investment Group Limited, the Vice Chairman of Jiangsu Changshu Electric Power Generating Company Limited, the Vice Chairman of Jiangsu Ligang Electric Power Co., Ltd., and the Vice Chairman of Yangcheng International Electric Power Co., Ltd.. He previously served as the deputy manager of the Planning Department of Jiangsu International Trust and Investment Corporation, Vice President of Changshu Power Generation Co., Ltd., President of Energy Investment Division 2 of Jiangsu Provincial Investment Management Co., Ltd., and the Vice President of Jiangsu Provincial Investment Management Co., Ltd.. He is a university graduate with College education and an economist.

LI Haifeng, aged 41, is a Director of the Company, the secretary of the party committee and chairman of Liaoning Energy Investment (Group) Co., Ltd.. He previously served as the deputy secretary of the party committee, deputy chairman and president of Liaoning Energy Investment (Group) Co., Ltd.. He graduated from Tsinghua University, majoring in materials science and engineering, post-graduate qualification, and a doctorate degree in engineering. He is a professor-level senior engineer.

LIN Chong, aged 57, is a Director of the Company, a Member of Party Economist and the Vice President of Fujian Investment & Development Group Co., Ltd., the Vice Chairman of Fujian Mindong Electric Power Limited Company, the Vice Chairman of Fujian Sanming Nuclear Power Co., Ltd., the Vice Chairman of Chinalco Southeast Copper Co., Ltd., the Vice Chairman of CNOOC Fujian Natural Gas Co. Ltd., the Vice Chairman of Zhonghai Mintou (Fujian) Natural Gas Pipeline Co., Ltd., the Vice Chairman of CNOOC Fujian Zhangzhou Natural Gas Company Limited, the director of Fujian Motor Industry Group Co., Ltd., the director of Fujian Fuqing Nuclear Power Co., Ltd. and the director of King Long Motor Group. Mr. Lin has formerly served as the assistant to the general manager of Fujian Investment & Development Group Co., Ltd., the Director of the Preparatory Office for Fuzhou Baiyun Pumped Storage Hydropower Station, and the Chairman of Fujian Zhongmin Energy Investment Co., Ltd. He graduated from Chongqing University where he majored in electric power system and its automation and holds a master’s degree of science in engineering (postgraduate diploma). Mr. Lin is a senior engineer.

XU Mengzhou, aged 70, is an Independent Director of the Company, an Independent Director of Shandong Hualu-Hengsheng Chemical Co., Ltd., an Independent Director of iHandy Group (non-listed company), and vice chairman of the Banking Law Research Institute of China Law Society. He served as a professor of Law School of Renmin University of China (RUC). He graduated from the RUC, with a doctor’s degree in Economic Laws.

LIU Jizhen, aged 69, is an Independent Director of the Company, an academician of the Chinese Academy of Engineering, a Director of the National Key Laboratory of New Energy Power System of North China Electric Power University, a chief scientist of the 973 Program, the Vice President of the China Electricity Council, a fellow of the Institution of Engineering and Technology (FIET) and an independent director of Datang International Power Generation Co., Ltd.. Mr. Liu was formerly the President of Wuhan University of Hydraulic and Electrical Engineering, the President of North China Electric Power University, the Vice President of the Chinese Society for Electrical Engineering and the Vice President of the Chinese Society of Power Engineering,. He is a professor and a doctoral supervisor.

XU Haifeng, aged 65, is an Independent Director of the Company. He successively served as the Chairman and President of China Railway Express Co., Ltd., the director and Vice President of Beijing-Shanghai High Speed Railway Co., Ltd., the Managing Commander-in-Chief of the General Headquarters for the Construction of Beijing-Shanghai High Speed Railway of the Ministry of Railways, and the Vice Chairman and President of Beijing-Shanghai High Speed Railway Co., Ltd.. He graduated from Beijing Jiaotong University where he majored in transportation organization and automation. He has an EMBA degree from the Guanghua School of Management of Peking University and holds a master’s degree.

ZHANG Xianzhi, aged 63, is an Independent Director of the Company, a professor and a doctoral supervisor of Dongbei University of Finance and Economics and a national level outstanding teacher. He is serving concurrently as a managerial accounting consultant to the Ministry of Finance, independent director at Yingkou Port Liability Co., Ltd. and Lingyuan Iron & Steel Co., Ltd. Mr. Zhang was formerly an accountant of Dalian City Transportation Bureau, a researcher of Dalian Economic Commission, vice dean of the accounting school of Dongbei University of Finance and Economics, and director of Sino- German Management and Control Research Centre, etc. He graduated from Dongbei University of Finance and Economics and holds a bachelor’s degree and master’s degree in accounting and holds a doctorate degree in industrial economics.

XIA Qing, aged 63, is currently a professor in Tsinghua University, Member of the China Energy Research Council, the Expert of the National Electricity Exchange Agency Alliance, the Expert of China Southern Power Grid Corporation, the Expert of China Datang Power Generation Group, the Expert of State Grid NARI Group, the Deputy Director of the Power Market Special Committee of China Electrical Engineering Society, the Deputy Chairman of China Power Reform Forum the Deputy Chairman of the Energy Storage Committee of the China Energy Research Association, the Independent Director of Tellhow Sci-tech Co., Ltd., the Independent Director of State Grid Yingda Co., Ltd. and the Independent Director of Beijing E-techstar Co.,Ltd. He previously served as the Independent Director of the Eighth Session of Board of Directors of the Company. He graduated from Tsinghua University with a doctoral degree in power system and automation.

Supervisors

The table below sets forth certain information concerning our supervisors as of March 31, 2021. The current term for all of our supervisors is three years, commencing from the appointments.

Name	Age	Position with us
Li Shuqing	57	Chairman of the Board of Supervisors
Mu Xuan	45	Vice Chairman of the Board of Supervisors
Ye Cai	53	Supervisor
Gu Jianguo	54	Supervisor
Zhang Xiaojun	54	Supervisor
Xu Jianping	52	Supervisor

LI Shuqing, aged 57, is currently the Chairman of the Supervisory Committee of the Company, the Deputy Chief Engineer of Huaneng Group, the Chairman and the Secretary of Communist Party Committee of HIPDC. He previously served as the Vice President of the Company, the Executive Director and the President of Huaneng Hulunbuir Energy Development Co., Ltd., the Chairman and the Secretary of Communist Party Committee of Huaneng Shandong Power Generation Co., Ltd.. He holds an EMBA degree from Guanghua School of Management of Peking University. He is a professor-level senior engineer.

MU Xuan, aged 45, is the Vice Chairman of the Supervisory Committee of the Company, the Vice President and a Member of Party Committee of Dalian Construction Investment Group Co., Ltd., the Chairman and President of Dalian LNG Pipeline Co., Ltd. He was the assistant to the President of Dalian Construction Investment Co., Ltd.. and the assistant to the President of Dalian Construction Investment Group Co., Ltd.. He graduated from Dongbei University of Finance and Economics, majoring in technical economy and management. He is a master degree postgraduate and a registered accountant.

YE Cai, aged 53, is currently the Supervisor of the Company, the Director, the President and the Secretary of Party Committee of Huaneng Capital Services Co., Ltd. and the Supervisor of Huaneng Shandong Power Generation Co., Ltd. and Guangdong Energy Group Co., Ltd. He previously served as the Chief Accountant of North United Power Co., Ltd.. and the Director of Finance Department of Huaneng Group. He graduated from Zhongnan University of Finance and Economics with a major in accounting and holds an EMBA degree from School of Economics and Management of Tsinghua University. He is a professor-level senior accountant.

GU Jianguo, aged 54, is a Supervisor of the Company, the Chairman of Nantong Investment & Management Limited Company, and Vice Chairman and the President of Nantong Industries Holdings Group Limited. He was the Chief of Nantong Investment Management Centre, Director and President of Nantong Investment & Management Limited Company. He graduated from Nanjing University of Aeronautics and Astronautics with a bachelor’s degree. He is an economist. He holds a Master of Business Administration from Antai College of Economics and Management (ACEM) at Shanghai Jiao Tong University.

ZHANG Xiaojun, aged 54, is a Supervisor of the Company. She was Deputy Manager of the Administration Department and the manager of the Discipline Inspection, Supervision and Audit Department of the Company. She graduated from the Central Party School of the Communist Party of China, majoring in economic management, and holds a bachelor’s degree. She is an accountant.

XU Jianping, aged 52, is a Supervisor, an assistant to the President and the Secretary of Party Committee of the Company. He previously served as deputy manager, manager and director of the Human Resources Department and a director of the Party Work Department (Human Resources Department) of the Company. He graduated from Huazhong University of Science and Technology, majoring in thermal power engineering, and obtained a Master’s degree in economics in finance from Zhongnan University of Economics and Law. He is a senior engineer.

Other Executive Officers

HUANG Lixin, aged 54, is currently the Chief accountant and a Member of Party Committee of the Company. He was the deputy manager and manager of the Finance Department of the Company and the director of Finance Department of Huaneng Group. He graduated from the Economic Management School of Tsinghua University with an EMBA degree. He is a professor-level senior accountant.

DUAN Rui, aged 53, is the secretary of the Discipline & Inspection Commission and the Secretary of the Party Committee of the Company. He was leader of the Inspection Team of Huaneng Group and deputy chairman of the Department of Supervision, a member of the Discipline Inspection Group of Party Group, deputy secretary of directly affiliated party committee, the secretary of the Discipline Inspection Commission, a member of the party committee of HIPDC and secretary of the Discipline Inspection Commission. He majored in the economic management and graduated from the Party School of the Inner Mongolia Autonomous Region with a master degree. He is a senior political engineer.

HUANG Chaoquan, aged 54, is currently the Vice President, a Member of Party Committee, the Secretary to the Board of the Company. He was the Manager of the Corporate Management Department and Manager of the Administration Department of the Company. He graduated from Harbin University of Science and Technology with a postgraduate degree in Management Engineering. He is a professor-level senior economist.

LIU Wei, aged 57, is currently the chief engineer and a member of the Party Committee of the Company. He was the Party Secretary, Chairman of Xi 'an Thermal Power Research Institute Co., Ltd., Executive Director and Director of Huaneng Group Technology Innovation Center Co., Ltd.. He graduated from a Northeast Electric Power University of power plant engineering major with graduate degree, master of engineering, EMBA of the Cheung Kong Graduate School of Business. He is a researcher-level senior engineer. He is receiving a special government allowance of the State Council.

CHEN Shuping, aged 57, is currently the Vice President and Member of Party committee of the Company. He was the Manager of Engineering Management Department of the Company, Director of Material Department, Director of Purchasing Department and Director of Capital Construction Department of Huaneng Group. He graduated from water conservancy and hydropower engineering construction major of Dalian University of Technology with a college degree, bachelor of engineering. He is a professor-level senior engineer.

FU Qiyang, aged 57, is currently the Chief Economist and Member of Party Committee of the Company. He was the Manager of Marketing Department of the Company, General Manager and Party Secretary of Huaneng Hunan Branch. He graduated from the business and administration Major of University of Science and Technology Beijing, and the University of Texas at Arlington with an EMBA degree. He is a professor-level senior accountant.

B.	Compensation for Directors, Supervisors and Executive Officers

The table below sets forth the compensation on individual basis for the directors, supervisors and other executive officers for the year ended December 31, 2020:

		Pre-tax Remuneration
		Paid by the Company
Name	Position with the Company	in 2020(1)
		(RMB in thousand)
Directors
Zhao Keyu	Director	1,186
Zhao Ping(2)	Director and President	1,124
Huang Jian	Director	—
Wang Kui(3)	Director	—
Lu Fei(4)	Director	—
Teng Yu(5)	Director	—
Mi Dabin	Director	—
Cheng Heng	Director	—
Li Haifeng(6)	Director	—
Lin Chong	Director	—
Xu Mengzhou	Independent Director	300
Liu Jizhen	Independent Director	300
Xu Haifeng	Independent Director	300
Zhang Xianzhi	Independent Director	300
Xia Qing(7)	Independent Director	150
Wang Yongxiang(8)	Former Director	—
Guo Hongbo(9)	Former Director	—
Yue Heng(10)	Former Independent Director	150
Sub-total		3,810
Supervisors
Li Shuqing(11)	Chairman of the Board of Supervisors	—
Mu Xuan	Vice Chairman of the Board of Supervisors	—
Ye Cai(12)	Supervisor	—
Gu Jianguo	Supervisor	—
Zhang Xiaojun	Supervisor	1,033
Xu Jianping(13)	Supervisor	513
Ye Xiangdong(14)	Former Chairman of the Board of Supervisors	—
Zhang Mengjiao(15)	Former Supervisor	—
Zhang Xiancheng(16)	Former Supervisor	538
Sub-total		2,084
Other Executive officers
Duan Rui(17)	Head of Discipline Inspection Group	—
Huang Lixin	Chief Accountant	1,032
Huang Chaoquan	Secretary to the Board of Directors and Vice President	988
Liu Wei(18)	Chief Engineer	544
Chen Shuping(19)	Vice President	558
Fu Qiyang(20)	Chief Economist	368
Wu Senrong(21)	Former Vice President	930
Li Jianmin(22)	Former Vice President	856
Liu Ranxing(23)	Former Vice President	1,030
Sub-total		6,306
Total		12,200
(1)	The remuneration paid by the Company in 2020 includes fees, basic salaries, performance salaries and pension. Please see Note 37 to the Item 18 Financial Statements, “Directors’, supervisors’ and senior management’s emoluments.”

(2)	Mr. Zhao Ping was elected on June 16, 2020.
(3)	Mr. Wang Kui was elected on June 16, 2020.
(4)	Mr. Lu Fei was elected on June 16, 2020.
(5)	Mr. Teng Yu was elected on June 16, 2020.
(6)	Mr. Li Haifeng was elected on December 22, 2020.
(7)	Mr. Xia Qing was elected on June 16, 2020
(8)	Mr. Wang Yongxiang ceased to be a director on June 16, 2020.
(9)	Mr. Guo Hongbo resigned on December 22, 2020.
(10)	Mr. Yue Heng ceased to be a director on June 16, 2020.
(11)	Mr. Li Shuqing was appointed as the chairman of the board of supervisors on June 16, 2020.
(12)	Mr. Ye Cai was appointed as a supervisor on June 16, 2020.
(13)	Mr. Xu Jianping was appointed as a supervisor on June 16, 2020.
(14)	Mr. Ye Xiangdong ceased to be a supervisor on June 16, 2020.
(15)	Ms. Zhang Mengjiao ceased to be a supervisor on June 16, 2020.
(16)	Mr. Zhang Xiancheng ceased to be a supervisor on June 16, 2020.
(17)	Mr. Duan Rui was appointed on February 22, 2021
(18)	Mr. Liu Wei was appointed on May 22, 2020.
(19)	Mr. Chen Shuping was appointed on May 22, 2020.
(20)	Mr. Fu Qiyang was appointed on August 18, 2020.
(21)	Mr. Wu Senrong ceased to hold position on November 17, 2020.
(22)	Mr. Li Jianmin ceased to hold position on October 26, 2020.
(23)	Mr. Liu Ranxing ceased to hold position on February 22, 2021.

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

The members of Audit Committee are Mr. Zhang Xianzhi (Chairman), Mr. Xu Mengzhou, Mr. Liu Jizhen, Mr. Xu Haifeng and Mr. Xia Qing.

The members of Strategy Committee are Mr. Zhao Keyu (Chairman), Mr. Zhao Ping, Mr. Huang Jian, Mr. Wang Kui, Mr. Lu Fei, Mr. Liu Jizhen and Mr. Xu Haifeng.

The members of Nomination Committee are Mr. Liu Jizhen (Chairman), Mr. Zhao Keyu, Mr. Mi Dabin, Mr. Lin Chong, Mr. Xu Mengzhou, Mr. Zhang Xianzhi and Mr. Xia Qing.

The members of Remuneration and Appraisal Committee are Mr. Xu Mengzhou (Chairman), Mr. Zhao Ping, Mr. Cheng Heng, Mr. Guo Hongbo, Mr. Liu Jizhen, Mr. Zhang Xianzhi and Mr. Xu Haifeng.

D.	Employees

As of December 31, 2020, we had 57,874 employees. Of these, 158 were headquarters management staff, 18,674 were management and technical staff of our subsidiaries, and the remainder was workers, ancillary service personnel and others. Approximately 80% of our work force graduated from university or technical college. As of December 31, 2018 and 2019, we had 57,960 and 58,263 employees, respectively.

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

Our outstanding ordinary shares consist of A Shares and H Shares, each with a par value of RMB1.00 per share. The following table sets forth certain information regarding our major shareholders as of December 31, 2020.

		Approximate	Approximate
		percentage	percentage
		in the total	in the total
		issued domestic	issued
Shareholder	Number of shares	share capital %	share capital %
Huaneng International Power Development Corporation	5,066,662,118	46.07%	32.28%
China Huaneng Group Co. Ltd.(1)	2,219,914,748	14.70%	14.14%
(1)	Of the 2,219,914,748 shares, 61,194,199 domestic shares through its controlling subsidiary, Huaneng Finance Corporation Limited, 472,000,000 H shares held through its wholly-owned subsidiary, China Hua Neng Group Hong Kong Limited, and 131,596,000 H shares through its indirect wholly-owned subsidiary, China Huaneng Group Treasury Management (Hong Kong) Limited.

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

On May 12, 2006, HIPDC and other promoters (including the shareholders who assumed the rights and obligations of original promoters as a result of share transfer) entered into an amendment to the Shareholders’ Agreement, pursuant to which each promoter shall be entitled to exercise its own voting rights at the shareholders’ general meeting. Consequently, HIPDC currently holds 32.28% of our total voting rights. Since HIPDC’s parent company, Huaneng Group, currently holds, directly or indirectly, additional 14.14% of our total voting rights, HIPDC is able to exert control over us when acting in concert with Huaneng Group.

Huaneng Group and HIPDC had previously given a non-compete undertaking to us during our initial public offering of A shares in 2001, in order to support our business development, to integrate relevant quality assets and to avoid business competition. In September 2010, we received from Huaneng Group an undertaking on relevant matters for further avoidance of business competition. While Huaneng Group will continue to perform its undertakings previously given, Huaneng Group further undertakes that: (i) it shall treat us as the only platform for ultimate integration of the conventional energy business of Huaneng Group; (ii) with respect to the conventional energy business assets of Huaneng Group located in Shandong Province, Huaneng Group undertakes that it will take approximately 5 years to improve the profitability of such assets and when the terms become appropriate, it will invest those assets into us. We have a right of first refusal to acquire from Huaneng Group the newly developed, acquired or invested projects which are engaged in the conventional energy business of Huaneng Group located in Shandon.

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

Guarantees

The table below sets forth information on guarantees provided by Huaneng Group, and the Company to the related parties in 2020 for the purposes of financing their operation, construction and renovation.

			Largest Amount Outstanding in	Amount Outstanding as of
Guarantor	Guarantee	Interest Rate	2020	December 31,2020
		%	(RMB)	(RMB)
Huaneng Group	Yangliuqing Power Company(1)	2.15	110,001,972.98	80,688,675.02
	Ruyi Pakistan Energy(1)	4.73	1,476,254,285.92	1,326,649,660.40
The Company	Tuas Power Company(1)	SIBOR+1.65%	10,829,556,756.13	6,151,245,397.76
	Tuas Power Company(1)	SIBOR+1.65%	1,588,127,721.22	902,064,928.06
	SinoSing Power(1)	2.25	2,108,864,565.00	1,963,163,813.41
	SinoSing Power(1)	2.63	2,108,864,565.00	1,957,722,358.41
(1)	These entities are subsidiaries of the Company.

Loans

The table below sets forth the loans made by Huaneng Group and subsidiaries of Huaneng Group, and the Company to the related parties in 2020 for the purposes of financing their operation, construction and renovation.

			Largest Amount Outstanding	Outstanding Balance as of
Lender	Borrower	Interest Rate	in 2020	December 31, 2020
		%	(RMB)	(RMB)

Huaneng Finance	Qinbei Power	3.92	200,000,000.00	150,000,000.00
Huaneng Finance	Qinbei Power	3.92	100,000,000.00	100,000,000.00
Huaneng Finance	Qinbei Power	3.67	200,000,000.00	200,000,000.00
Huaneng Finance	Qinbei Power	3.67	100,000,000.00	100,000,000.00
Huaneng Finance	Yushe Power	3.85	160,000,000.00	160,000,000.00
Huaneng Finance	Yushe Power	3.85	170,000,000.00	170,000,000.00
Huaneng Finance	Luohuang Power	3.67	100,000,000.00	100,000,000.00
Huaneng Finance	Luohuang Power	3.67	100,000,000.00	100,000,000.00
Huaneng Finance	Pingliang Power	3.85	200,000,000.00	190,000,000.00
Huaneng Finance	Pingliang Power	4.2	100,000,000.00	100,000,000.00
Huaneng Finance	Pingliang Power	4.2	100,000,000.00	100,000,000.00
Huaneng Finance	Pingliang Power	4.1	50,000,000.00	50,000,000.00
Huaneng Finance	Xiangqi Hydropower	3.92	10,000,000.00	10,000,000.00
Huaneng Finance	Xiangqi Hydropower	3.92	90,000,000.00	75,000,000.00
Huaneng Finance	Tongxiang CCGT	3.85	200,000,000.00	200,000,000.00
Huaneng Finance	Luoyang Co-generation Power	3.85	48,000,000.00	48,000,000.00
Huaneng Finance	Luoyang Co-generation Power	3.85	95,000,000.00	95,000,000.00
Huaneng Finance	Luoyang Co-generation Power	3.85	50,000,000.00	50,000,000.00
Huaneng Finance	Luoyang Co-generation Power	3.85	100,000,000.00	100,000,000.00
Huaneng Finance	Luoyang Co-generation Power	3.85	100,000,000.00	100,000,000.00
Huaneng Finance	Luoyang Co-generation Power	4.1	20,000,000.00	20,000,000.00
Huaneng Finance	Luoyang Co-generation Power	4.1	80,000,000.00	80,000,000.00
Huaneng Finance	Qingdao Port	3.67	10,000,000.00	10,000,000.00
Huaneng Finance	Qingdao Port	3.67	60,000,000.00	60,000,000.00
Huaneng Finance	Qingdao Port	3.67	60,000,000.00	60,000,000.00
Huaneng Finance	Qingdao Port	3.67	30,000,000.00	30,000,000.00
Huaneng Finance	Qingdao Port	3.67	30,000,000.00	30,000,000.00
Huaneng Finance	Qingdao Port	3.67	5,000,000.00	5,000,000.00
Huaneng Finance	Qingdao Co-generation	3.88	63,000,000.00	63,000,000.00
Huaneng Finance	Diandong Yuwang	4.1	50,000,000.00	50,000,000.00
Huaneng Finance	Diandong Yuwang	4.3	50,000,000.00	50,000,000.00
Huaneng Finance	Diandong Yuwang	4.3	80,000,000.00	80,000,000.00
Huaneng Finance	Diandong Yuwang	4.3	70,000,000.00	70,000,000.00
Huaneng Finance	Diandong Yuwang	4.3	120,000,000.00	120,000,000.00
Huaneng Finance	Diandong Energy	4.3	50,000,000.00	50,000,000.00
Huaneng Finance	Diandong Energy	4.1	100,000,000.00	100,000,000.00
Huaneng Finance	Diandong Energy	4.3	150,000,000.00	150,000,000.00
Huaneng Finance	Diandong Energy	4.3	50,000,000.00	50,000,000.00
Huaneng Finance	Diandong Energy	4.1	20,000,000.00	20,000,000.00
Huaneng Finance	Diandong Energy	4.1	50,000,000.00	50,000,000.00
Huaneng Finance	Diandong Energy	4.3	220,000,000.00	220,000,000.00
Huaneng Finance	Mianchi Co-generation	4.1	50,000,000.00	50,000,000.00
Huaneng Finance	Mianchi Co-generation	4.1	100,000,000.00	100,000,000.00
Huaneng Finance	Mianchi Co-generation	4.1	50,000,000.00	50,000,000.00
Huaneng Finance	Mianchi Co-generation	4.1	100,000,000.00	100,000,000.00
Huaneng Finance	Yingkou Xianrendao Co-generation Power	3.85	150,000,000.00	150,000,000.00
Huaneng Finance	Yingkou Xianrendao Co-generation Power	3.85	100,000,000.00	100,000,000.00
Huaneng Finance	Yingkou Xianrendao Co-generation Power	4.1	30,000,000.00	30,000,000.00
Huaneng Finance	Yingkou Xianrendao Co-generation Power	4.1	70,000,000.00	70,000,000.00
Huaneng Finance	Guilin Gas Energy	4.1	14,000,000.00	14,000,000.00
Huaneng Finance	Guilin Gas Energy	4.1	240,000,000.00	240,000,000.00
Huaneng Finance	Guilin Gas Energy	4.1	260,000,000.00	260,000,000.00
Huaneng Finance	Zhumadian Wind Power	4.41	150,000,000.00	150,000,000.00
Huaneng Finance	Lingang Co-generation CCGT	3.92	75,000,000.00	75,000,000.00
Huaneng Finance	Jingmen Thermal Power	3.67	100,000,000.00	100,000,000.00
Huaneng Finance	Jingmen Thermal Power	3.67	100,000,000.00	100,000,000.00
Huaneng Finance	Jingmen Thermal Power	3.67	100,000,000.00	100,000,000.00

			Largest Amount Outstanding	Outstanding Balance as of
Lender	Borrower	Interest Rate	in 2020	December 31, 2020

Huaneng Finance	Yingcheng Thermal Power	3.88	100,000,000.00	100,000,000.00
Huaneng Finance	Yingcheng Thermal Power	3.88	100,000,000.00	100,000,000.00
Huaneng Finance	Chaohu Power	3.67	90,000,000.00	90,000,000.00
Huaneng Finance	Chaohu Power	3.67	50,000,000.00	50,000,000.00
Huaneng Finance	Enshi Qingjiang Dalongtan Hydropwer Development	4.1	10,000,000.00	10,000,000.00
Huaneng Finance	Ruijin Power Generation	4.26	200,000,000.00	200,000,000.00
Huaneng Finance	Mianchi Clean Energy	4.1	170,212,972.22	170,212,972.22
Huaneng Finance	Tongwei Wind Power	4.15	40,000,000.00	40,000,000.00
Huaneng Finance	Tongwei Wind Power	4.15	50,000,000.00	50,000,000.00
Huaneng Finance	Dandong Photovoltaic Power	3.87	10,000,000.00	10,000,000.00
Huaneng Finance	Heilongjiang Power	4.1	300,000,000.00	100,000,000.00
Huaneng Finance	Heilongjiang Power	4.1	100,000,000.00	100,000,000.00
Huaneng Finance	Hegang Power	3.85	70,000,000.00	70,000,000.00
Huaneng Finance	Hegang Power	3.85	169,000,000.00	169,000,000.00
Huaneng Finance	Hegang Power	3.85	100,000,000.00	100,000,000.00
Huaneng Finance	Lvyuan Wind Power	4.75	20,000,000.00	20,000,000.00
Huaneng Finance	Muping Wind Power	3.62	32,000,000.00	17,000,000.00
Huaneng Finance	Bajiao Power Plant	3.88	50,000,000.00	50,000,000.00
Huaneng Finance	Yantai Power Plant	3.87	50,000,000.00	10,000,000.00
Huaneng Finance	Yantai Power Plant	3.67	10,000,000.00	10,000,000.00
Huaneng Finance	Yantai Power Plant	3.67	90,000,000.00	90,000,000.00
Huaneng Finance	Yantai Power Plant	3.67	1,000,000.00	1,000,000.00
Huaneng Finance	Yantai Power Plant	3.67	50,000,000.00	50,000,000.00
Huaneng Finance	Yantai Power Plant	3.67	49,000,000.00	49,000,000.00
Huaneng Finance	Yantai Power Plant	3.67	100,000,000.00	100,000,000.00
Huaneng Finance	Penglai Wind Power	3.62	40,000,000.00	40,000,000.00
Huaneng Finance	Penglai Wind Power	3.62	25,000,000.00	25,000,000.00
Huaneng Finance	Baiyanghe Power Plant	3.67	60,000,000.00	20,000,000.00
Huaneng Finance	Baiyanghe Power Plant	3.67	50,000,000.00	50,000,000.00
Huaneng Finance	Baiyanghe Power Plant	3.67	70,000,000.00	70,000,000.00
Huaneng Finance	Jining New Energy	3.83	20,000,000.00	20,000,000.00
Huaneng Finance	Laiwu New Energy	3.93	7,000,000.00	7,000,000.00
Huaneng Finance	Huaneng Information Company	4.51	10,000,000.00	10,000,000.00
Huaneng Finance	Weihai Port Photovoltaic	3.88	10,000,000.00	10,000,000.00
Huaneng Finance	Dezhou Thermal Power	3.85	14,000,000.00	14,000,000.00
Huaneng Finance	Laiwu Power	3.67	80,000,000.00	80,000,000.00
Huaneng Finance	Jiaxiang Power	4.35	40,000,000.00	20,000,000.00
Huaneng Finance	Jiaxiang Power	4.35	50,000,000.00	50,000,000.00
Huaneng Finance	Jiaxiang Power	4.35	50,000,000.00	50,000,000.00
Huaneng Finance	Jiaxiang Power	4.1	50,000,000.00	50,000,000.00
Huaneng Finance	Jiaxiang Power	4.1	50,000,000.00	50,000,000.00
Huaneng Finance	Jiaxiang Power	4.1	50,000,000.00	50,000,000.00
Huaneng Finance	Jiaxiang Power	4.1	50,000,000.00	50,000,000.00
Huaneng Finance	Jiaxiang Power	4.1	50,000,000.00	50,000,000.00
Huaneng Finance	Jiaxiang Power	4.1	30,000,000.00	30,000,000.00
Huaneng Finance	Jiaxiang Power	4.1	1,000,000.00	1,000,000.00
Huaneng Finance	Qufu Co-generation	3.85	1,000,000.00	1,000,000.00
Huaneng Finance	Qufu Co-generation	4.35	10,000,000.00	10,000,000.00
Huaneng Finance	Qufu Co-generation	3.85	20,000,000.00	20,000,000.00
Huaneng Finance	Qufu Co-generation	3.85	30,000,000.00	30,000,000.00
Huaneng Finance	Qufu Co-generation	3.85	50,000,000.00	50,000,000.00
Huaneng Finance	Qufu Co-generation	3.85	22,000,000.00	22,000,000.00
Huaneng Finance	Qufu Co-generation	3.85	10,000,000.00	10,000,000.00
Huaneng Finance	Qufu Co-generation	3.85	18,000,000.00	18,000,000.00
Huaneng Finance	Qufu Co-generation	3.85	4,000,000.00	4,000,000.00
Huaneng Finance	Qufu Co-generation	3.85	25,000,000.00	25,000,000.00
Huaneng Finance	Jining Co-generation	4.1	20,000,000.00	20,000,000.00
Huaneng Finance	Jining Yunhe Power	3.67	100,000,000.00	80,000,000.00
Huaneng Finance	Linyi Power	3.92	170,000,000.00	20,000,000.00
Huaneng Finance	Linyi Power	3.67	150,000,000.00	150,000,000.00
Huaneng Finance	Liaocheng Changrun	3.85	1,000,000.00	1,000,000.00
Huaneng Finance	Yantai 500	3.85	1,000,000.00	1,000,000.00
Huaneng Finance	Liaocheng Co-generation	3.67	110,000,000.00	110,000,000.00
Huaneng Finance	Liaocheng Co-generation	3.67	100,000,000.00	100,000,000.00
Huaneng Finance	Liaocheng Co-generation	3.67	100,000,000.00	100,000,000.00
Huaneng Finance	Liaocheng Co-generation	3.72	20,000,000.00	1,000,000.00

			Largest Amount Outstanding	Outstanding Balance as of
Lender	Borrower	Interest Rate	in 2020	December 31, 2020
Huaneng Finance	Liaocheng Co-generation	3.72	80,000,000.00	1,000,000.00
Huaneng Finance	Zhongyuan CCGT	3.85	50,000,000.00	35,000,000.00
Huaneng Finance	Zhongyuan CCGT	3.85	50,000,000.00	50,000,000.00
Huaneng Finance	Zhongyuan CCGT	3.85	100,000,000.00	100,000,000.00
Huaneng Finance	Anyang Energy	4.1	180,000,000.00	180,000,000.00
Huaneng Finance	Nengyu Wind Power	4.1	267,166,700.00	267,166,700.00
Huaneng Finance	Nengyu Wind Power	4.1	32,833,300.00	32,833,300.00
Huaneng Finance	Guanling New Energy	4.35	100,000,000.00	100,000,000.00
Huaneng Finance	Guanling New Energy	4.35	100,000,000.00	100,000,000.00
Huaneng Finance	Zhenning New Energy Power	4.3	250,000,000.00	250,000,000.00
Huaneng Finance	Luodian New Energy Power	4.3	150,000,000.00	150,000,000.00
Huaneng Finance	Wangmo New Energy Power	4.3	50,000,000.00	50,000,000.00
Huaneng Finance	Huaiyin II Power	3.88	150,000,000.00	150,000,000.00
Huaneng Finance	Wangmo	3.67	50,000,000.00	50,000,000.00
Huaneng Finance	Qinbei Power	4.42	200,000,000.00	200,000,000.00
Huaneng Finance	Qidong Wind Power	4.28	30,000,000.00	30,000,000.00
Huaneng Finance	Nanchang Tongshang	4.16	50,000,000.00	50,000,000.00
Huaneng Finance	Nanchang Tongshang	4.16	40,000,000.00	40,000,000.00
Huaneng Finance	Qingdao Co-generation	4.66	57,000,000.00	39,000,000.00
Huaneng Finance	Diandong Energy	4.8	210,000,000.00	210,000,000.00
Huaneng Finance	Panzhou Wind Power	4.66	17,000,000.00	17,000,000.00
Huaneng Finance	Panzhou Wind Power	4.66	18,000,000.00	18,000,000.00
Huaneng Finance	Panzhou Wind Power	4.66	3,000,000.00	3,000,000.00
Huaneng Finance	Panzhou Wind Power	4.66	51,000,000.00	51,000,000.00
Huaneng Finance	Panzhou Wind Power	4.66	8,000,000.00	8,000,000.00
Huaneng Finance	Panzhou Wind Power	4.66	4,000,000.00	4,000,000.00
Huaneng Finance	Panzhou Wind Power	4.66	28,000,000.00	28,000,000.00
Huaneng Finance	Panzhou Wind Power	4.66	71,000,000.00	71,000,000.00
Huaneng Finance	Taiyuan Dongshan Combined Cycle	4.3	200,000,000.00	200,000,000.00
Huaneng Finance	Zhongxiang Wind Power	4.66	173,000,000.00	157,000,000.00
Huaneng Finance	Lingang Co-generation CCGT	4.28	80,000,000.00	80,000,000.00
Huaneng Finance	Lingang Co-generation CCGT	4.28	70,000,000.00	70,000,000.00
Huaneng Finance	Lingang Co-generation CCGT	4.02	50,000,000.00	50,000,000.00
Huaneng Finance	Xinhua Power	4.51	50,000,000.00	50,000,000.00
Huaneng Finance	Xinhua Power	4.51	20,000,000.00	20,000,000.00
Huaneng Finance	Xinhua Power	4.51	30,000,000.00	30,000,000.00
Huaneng Finance	Lvyuan Wind Power	4.51	30,000,000.00	30,000,000.00
Huaneng Finance	Lvyuan Wind Power	3.97	50,000,000.00	50,000,000.00
Huaneng Finance	Luobei Wind Power	4.26	5,000,000.00	5,000,000.00
Huaneng Finance	Luobei Wind Power	4.26	5,000,000.00	5,000,000.00
Huaneng Finance	JiLin Power	4.26	200,000,000.00	200,000,000.00
Huaneng Finance	JiLin Power	4.26	200,000,000.00	200,000,000.00
Huaneng Finance	Bajiao Power Plant	4.66	175,000,000.00	150,000,000.00
Huaneng Finance	Yantai Power Plant	3.67	50,000,000.00	50,000,000.00
Huaneng Finance	Penglai Wind Power	4.41	43,000,000.00	43,000,000.00
Huaneng Finance	Penglai Wind Power	4.41	50,000,000.00	50,000,000.00
Huaneng Finance	Penglai Wind Power	4.41	87,000,000.00	63,500,000.00
Huaneng Finance	Zibo Photovoltaic	4.75	10,000,000.00	10,000,000.00
Huaneng Finance	Laiwu New Energy	4.75	1,000,000.00	1,000,000.00
Huaneng Finance	Laiwu New Energy	4.75	5,000,000.00	5,000,000.00
Huaneng Finance	Laiwu New Energy	4.75	6,000,000.00	6,000,000.00
Huaneng Finance	Laiwu New Energy	4.75	8,000,000.00	8,000,000.00
Huaneng Finance	Laiwu New Energy	4.61	10,000,000.00	10,000,000.00
Huaneng Finance	Laiwu New Energy	4.61	10,000,000.00	10,000,000.00
Huaneng Finance	Laiwu New Energy	4.61	3,000,000.00	3,000,000.00
Huaneng Finance	Laiwu New Energy	4.61	3,000,000.00	3,000,000.00
Huaneng Finance	Laiwu New Energy	4.61	4,000,000.00	4,000,000.00
Huaneng Finance	Huaneng Information Company	4.51	6,000,000.00	6,000,000.00
Huaneng Finance	Huaneng Information Company	4.41	14,000,000.00	14,000,000.00
Huaneng Finance	Weishan New Energy	4.26	138,000,000.00	93,000,000.00
Huaneng Finance	Ruyi Helan Rooftop Photovoltaic	4.26	71,300,000.00	71,100,000.00
Huaneng Finance	Liaocheng Co-generation	4.02	100,000,000.00	100,000,000.00
Huaneng Finance	Abagaqi Clean Energy	4.16	147,000,000.00	147,000,000.00
Huaneng Finance	Shanxi Comprehensive Energy	4.02	30,000,000.00	30,000,000.00
Huaneng Finance	Shanxi Comprehensive Energy	4.02	6,000,000.00	6,000,000.00
Huaneng Finance	Shanxi Comprehensive Energy	4.02	30,000,000.00	30,000,000.00
Huaneng Finance	Shanxi Comprehensive Energy	4.02	9,000,000.00	9,000,000.00

			Largest Amount Outstanding	Outstanding Balance as of
Lender	Borrower	Interest Rate	in 2020	December 31, 2020
Huaneng Finance	Dalian Chuanbo	4.16	500,000,000.00	500,000,000.00
Huaneng Finance	Anshun Comprehensive Energy	4.26	10,000,000.00	10,000,000.00
Huaneng Finance	Dalian Chuanbo	4.26	50,000,000.00	50,000,000.00
Huaneng Finance	Qidong Wind Power	4.28	30,000,000.00	30,000,000.00
Huaneng Finance	Nanjing Luhe Wind Power	4.51	30,000,000.00	30,000,000.00
Huaneng Finance	Yizheng Wind Power	4.28	35,000,000.00	35,000,000.00
Huaneng Finance	Yancheng Dafeng New Energy	4.16	50,000,000.00	50,000,000.00
Huaneng Finance	Yancheng Dafeng New Energy	4.16	233,000,000.00	233,000,000.00
Huaneng Finance	Guanyun Clean Energy Power	4.41	369,000,000.00	369,000,000.00
Huaneng Finance	Shengdong Rudong Offshore Wind Power	4.21	12,585,012.16	12,585,012.16
Huaneng Finance	Sheyang New Energy	4.26	400,000,000.00	400,000,000.00
Huaneng Finance	Changxing Photovoltaic	4.51	35,000,000.00	35,000,000.00
Huaneng Group	The Company	4.75	24,530,000.00	24,530,000.00
Huaneng Group	The Company	4.75	640,694,600.00	640,694,600.00
Hong Kong Asset Management	Hong Kong Investment	4.9	110,923,300.00	110,923,300.00
Hong Kong Asset Management	Hong Kong Energy	2.3	1,304,980,000.00	1,043,984,000.00
Tiancheng Financial Leasing	Sipingfeng Power Plant	4.77	77,000,000.00	77,000,000.00
Tiancheng Financial Leasing	Ningsheng New Energy	4.69	94,150,729.65	94,150,729.65
Tiancheng Financial Leasing	Ningsheng New Energy	4.69	34,482,882.74	34,482,882.74
Tiancheng Financial Leasing	Ningsheng New Energy	4.69	15,164,209.03	15,164,209.03
Tiancheng Financial Leasing	Ningsheng New Energy	4.15	50,000,000.00	50,000,000.00
Tiancheng Financial Leasing	Ningsheng New Energy	4.69	22,061,498.76	22,061,498.76
Tiancheng Financial Leasing	Ningsheng New Energy	4.15	35,999,912.75	35,999,912.75
Tiancheng Financial Leasing	Ningsheng New Energy	4.69	15,718,425.66	15,718,425.66
Tiancheng Financial Leasing	Ningsheng New Energy	4.69	540,949.68	540,949.68
Tiancheng Financial Leasing	Pingliang Power	4.42	25,000,000.00	5,000,000.00
Tiancheng Financial Leasing	Pingliang Power	4.42	68,421,052.58	13,684,210.46
Tiancheng Financial Leasing	Zhumadian Wind Power	5.2	100,232,408.39	81,355,848.39
Tiancheng Financial Leasing	Sipingfeng Power Plant	5.1	109,172,173.54	88,514,614.20
Tiancheng Financial Leasing	Yingheng Clean Energy	5.14	527,425,928.15	527,425,928.15

Transactions with Huaneng Group

On November 5, 2020, the Company entered into the Huaneng Group Framework Agreement with Huaneng Group, its ultimate controlling shareholder, for a term commencing on January 1, 2021 and expiring on December 31, 2021. Pursuant to the Huaneng Group Framework Agreement, the Company will conduct (among other things) the following transactions with Huaneng Group and its subsidiaries and associates: (i) purchase of ancillary equipment and parts; (ii) purchase of fuel and transportation services; (iii) leasing of facilities, land and office spaces; (iv) technical services, engineering contracting services and other services; (v) provision of entrusted sale services from Huaneng Group and its subsidiaries and associates; (vi) sale of products; (vii) purchase of electricity; (viii) sale of heat; (ix) trust loans and entrusted loans.

Transactions with Tiancheng Leasing

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

Lease Agreement

On July 1, 2019, we entered into a leasing agreement and a property management agreement with Huaneng Property Co., Ltd., pursuant to which a total area of 19,210.00 square meters in Huaneng Mansion will be leased to us and the annual rent (including the property management fee) is RMB 72.22 million, effective from July 1, 2019 to June 30, 2020. On July 24, 2020, we entered into a leasing agreement and a property management agreement with Huaneng Property Co., Ltd., pursuant to which a total area of 19,210.00 square meters in Huaneng Mansion will be leased to us and the annual rent (including the property management fee) is RMB 72.22 million.

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

Increase in Share Capital in Xiapu Nuclear

On July 29, 2020, the Company entered into the Capital Increase Agreement with the existing shareholders of Xiapu Nuclear, being Huaneng Nuclear, HIPDC, China Nuclear, Fujian Funeng and Ningde Investment. Pursuant to the Capital Increase Agreement, the Company, Huaneng Nuclear, HIPDC, China Nuclear, Fujian Funeng and Ningde Investment shall inject new capital by way of cash in accordance with their existing proportions of shareholding. The Company shall use its own internal fund to pay Xiapu Nuclear RMB63 million as the consideration of the capital increase. Upon the completion of the capital increase, the amount of the registered capital of Xiapu Nuclear shall be increased to RMB890 million and the Company’s shareholding in Xiapu Nuclear shall remain unchanged at 22.50%.

Increase in Share Capital in Shengdong Offshore Wind Power

On November 5, 2020, the Company entered into the Capital Increase Agreement relating to Shengdong Offshore Wind Power with Hua Neng HK, Haizhuang Renewables and Shengdong Offshore Wind Power. Pursuant to the Capital Increase Agreement relating to Shengdong Offshore Wind Power, the Company, Hua Neng HK and Haizhuang Renewables shall inject new capital by way of cash in accordance with their respective shareholding ratios. The Company shall use its own internal fund to pay Shengdong Offshore Wind Power not more than RMB1,077,871,181 as the consideration for the capital increase in Shengdong Offshore Wind Power. Upon completion of the capital increase in Shengdong Offshore Wind Power, Shengdong Offshore Wind Power’s registered capital will be increased to RMB2,364,393,900, and the Company’s shareholding ratio in Shengdong Offshore Wind Power remains unchanged at 79%.

Increase in Share Capital and Share Expansion of Yantai Renewable Energy

On November 5, 2020, Shandong Company, a controlling subsidiary of the Company, entered into the Capital Increase Agreement relating to Yantai Renewable Energy with Pro-Power Investment. Pursuant to the Capital Increase Agreement, Yantai Renewable Energy, a wholly-owned subsidiary of Shandong Company (the Company’s controlling subsidiary), will increase its registered capital, among which, Shandong Company will contribute RMB1,247.7015 million, while Pro-Power Investment will contribute RMB415.9005 million (or its equivalent). Immediately after the capital increase and share expansion of Yantai Renewable Energy, the registered capital of Yantai Renewable Energy will be increased from RMB1,000 million to RMB1,663.602 million, of which Shandong Company will invest RMB1,247.7015 million and hold a 75% of equity interest, and ProPower Investment will invest RMB415.9005 million (or its equivalent) and hold a 25% of equity interest. Yantai Renewable Energy will become a non-wholly owned subsidiary of Shandong Company.

For a detailed discussion of related party transactions, see Note 35 to the Financial Statements.

C.	Interests of experts and counsel

Not applicable.

ITEM 8  FINANCIAL INFORMATION

A.	Consolidated statements and other financial information

See pages F-1 to F-205.

Legal proceedings

As of December 31, 2020, we are not a defendant in any material litigation or arbitration and no litigation or claim of material importance is known to us or any member of the Board of directors of us to be pending or threatened against us.

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

In 2018, in order to allow all shareholders to better benefit from the development results of the Company, after considering the Company’s strategic planning and development targets, industry development trends and other factors, the Company decided to further increase the proportion of cash dividends to shareholders, and accordingly formulated the Shareholders Return Plan for the Next Three Years (2018 to 2020) of Huaneng Power International, Inc. pursuant to relevant regulations. Detailed terms and the proportion of the Company’s cash dividends in the next three years are: when the profit and accumulated undistributed profits in the current year are positive, and on condition that the Company’s cash flow is able to meet the need for its ordinary operation and sustainable development, the Company shall distribute dividends in cash and the annual cash dividend payout shall, in principle, be no less than 70% of the realized distributable profits stated in the consolidated financial statement that year and such dividend shall be no less than RMB0.1 per share.

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

On March 31, 2020, the Board of Directors proposed a cash dividend of RMB0.135 per share, totaling approximately RMB2,119.24 million. The dividend was approved by the shareholders at the annual general meeting and therefore declared on June 24, 2020.

On March 23, 2021, the Board of Directors proposed a cash dividend of RMB0.18 per share, which is to be approved by the shareholders at the annual general meeting of 2020.

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

We do not believe that we were classified as a PFIC for the taxable year ended December 31, 2020, and do not anticipate becoming one in the foreseeable future. The determination of whether we will be or become a PFIC will depend, in part, upon the composition of our income and our assets (which are subject to change from year to year) and the market price of our ADSs (of which we cannot control). Although we do not expect that our business plans will change in a manner that will affect our PFIC status, no assurance can be given in this regard. Because PFIC status is a fact-intensive determination made on an annual basis, no assurance may be given with respect to our PFIC status for any taxable year.

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

A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program or (ii) with respect to any dividend it pays on stock which is readily tradable on an established securities market in the United States. There is currently a tax treaty in effect between the United States and the People’s Republic of China (the “U.S.-PRC Treaty”) which the Secretary of Treasury of the United States determined is satisfactory for these purposes and we believe that we are eligible for the benefits of such treaty. Additionally, our ADSs (but not our H Shares) trade on the New York Stock Exchange, an established securities market in the United States, and the ADSs are expected to be readily tradable for so long as they continue to be listed on the New York Stock Exchange. Thus, while we presently believe that we are a qualified foreign corporation for purposes of the reduced tax rate, there can be no assurance that the dividends we pay on our H Shares or ADSs will meet the conditions required for the reduced tax rate in the current taxable year or future taxable years. Dividends received on H Shares or ADSs will not be eligible for the dividends received deduction allowed to corporations. U.S. Holders are urged to consult their tax advisors regarding the rate of tax that will apply to them with respect to dividends (if any) received from us.

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

The following table provides information, by maturity date, regarding our foreign currency sensitive financial instruments, which consist of bank balances and cash, short-term and long-term debt obligations, capital commitments and forward exchange contracts as of December 31, 2020 and average interest rates for the year ended December 31, 2020.

(RMB expressed in millions, except interest rate and exchange rate)

	As of December 31, 2020
	Expected Maturity Date						Total	Fair Value
	2021	2022	2023	2024	2025	Thereafter
On-balance sheet financial instruments
Bank balances and cash:
In U.S. Dollar	412	—	—	—	—	—	412	412
In Japanese Yen	0.18	—	—	—	—	—	0.18	0.18
In Pakistan Rupee	431	—	—	—	—	—	431	431

Debts
Japanese Yen	7	7	7	7	7	108	143	81
Average interest rate	0.75	0.75	0.75	0.75	0.75	0.75	—	—
Euro	35	34	17	2	—	—	88	84
Average interest rate	2.137	2.135	1.231	2.005	—	—	—	—
U.S. Dollar	1,218	1,143	926	757	795	3,771	8,610	8,610
Average interest rate	4.335	3.824	4.584	4.730	4.730	20.112	—	—
Gas purchase commitments (U.S. Dollar)	3,897	4,024	2,102	683	686	1,898	13,290	—

Forward exchange contracts
(Receive US $ / Pay S$)
Contract amount	2,534	594	141	10	—	—	3,279	(69)
Average Contractual Exchange Rate	1.36	1.36	1.37	1.35	—	—	—	—

	As of December 31, 2019
	Expected Maturity Date						Total	Fair Value
	2020	2021	2022	2023	2024	Thereafter
On-balance sheet financial instruments
Bank balances and cash:
In U.S. Dollar	716	—	—	—	—	—	716	716
In Japanese Yen	0.25	—	—	—	—	—	0.25	0.25
In Pakistan Rupee	697	—	—	—	—	—	697	697

Debts
Japanese Yen	7	7	7	7	7	117	152	83
Average interest rate	0.75	0.75	0.75	0.75	0.75	0.75	—	—
Euro	35	34	33	17	2	—	121	114
Average interest rate	2.121	2.121	2.119	2.079	1.5	—	—	—
U.S. Dollar	2,490	1,127	1,163	979	798	4,812	11,369	11,369
Average interest rate	4.678	6.831	7.102	7.38	7.748	50.08	—	—
Gas purchase commitments (U.S. Dollar)	3,840	3,781	3,900	3,403	778	2,933	18,636	—

Forward exchange contracts
(Receive US $ / Pay S$)
Contract amount	2,650	622	147	11	—	—	3,430	(38)
Average Contractual Exchange Rate	1.36	1.36	1.37	1.35	—	—	—	—

The outstanding balance of the Company’s loans denominated in foreign currencies has changed continually as a result of repayments of the loans by the Company according to agreed-upon repayment schedules. The loans denominated in U.S. dollars decreased from RMB11.369 billion as of December 31, 2019 to RMB9.765 billion as of December 31, 2020. The loans denominated in Euros decreased from RMB121 million as of December 31, 2019 to RMB88 million as of December 31, 2020.

Interest rate risk

We are exposed to interest rate risk primarily resulting from fluctuations in interest rates on our debts. Upward fluctuations in interest rates increase the cost of new variable rate debts and the interest cost of outstanding floating rate borrowings.

In 2009, Tuas Power completed its refinancing, through which all of its outstanding loans denominated in U.S. dollars were refinanced through loans denominated in Singapore dollars, matching the functional currency of its operation. The loans borrowed by Tuas Power were denominated in Singapore dollars, and the majority of them are with floating interest rates, which subjects the finance cost of the Company to the fluctuation of market interest rates. In 2012 and 2013, TPG also entered into a number of floating-to-fixed interest rate swap agreements to hedge against the cash flow interest rate risk of the loan. According to these interest rate swap agreements, TPG agrees with the counterparty to settle the difference between fixed contract rates and floating rate interest amounts calculated by reference to the agreed notional amount semi-annually until 2020. The notional amount of the outstanding interest rate swap at December 31, 2020 was S$142 million.

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

(RMB expressed in millions, except interest rate and exchange rate)

	As of December 31, 2020
	Expected Maturity Date						Total	Fair Value
	2021	2022	2023	2024	2025	Thereafter
Debts
Shareholder’s, bank and other loans	92,444	19,015	22,882	13,733	21,151	75,686	244,911	198,028
Average interest rate	2.59	2.93	2.78	2.76	2.56	35.23	—	—

Short-term bonds	5,006	—	—	—	—	—	5,006	5,006
Average interest rate	1.42	—	—	—	—	—	—	—

Long-term bonds	13,792	7,225	566	2,034	3,614	10,496	37,727	33,122
Average interest rate	3.367	3.547	4.075	3.883	3.773	13.606	—	—

	As of December 31, 2020
	Expected Maturity Date						Total	Fair Value
	2021	2022	2023	2024	2025	Thereafter
Debts
Interest Rate Derivatives (S$)
Variable to Fixed	12	3,941	19	20	21	610	4,623	(181)
Average receive rate	0.08%	0.94%	0.19%	0.58%	0.78%	1.19%	1.35%	—
Average pay rate	1.58%	2.84%	1.58%	3.15%	3.15%	3.15%	2.84%	—

	As of December 31, 2019
	Expected Maturity Date						Total	Fair Value
	2020	2021	2022	2023	2024	Thereafter
Debts
Shareholder’s, bank and other loans	85,777	29,747	19,963	11,532	18,228	35,895	201,142	200,192
Average interest rate	3.12	4.17	4.38	4.71	4.93	24.91	—	—

Short-term bonds	9,026	—	—	—	—	—	9,026	9,026
Average interest rate	2.0	—	—	—	—	—	—	—

Long-term bonds	2,800	11,993	6,501	—	1,493	8,500	31,287	31,637
Average interest rate	4.517	3.484	3.789	4.679	4.413	17.282	—	—

	As of December 31, 2019
	Expected Maturity Date						Total	Fair Value
	2020	2021	2022	2023	2024	Thereafter
Debts
Interest Rate Derivatives (S$)
Variable to Fixed	4,209	12	18	20	21	662	4,942	(163)
Average receive rate	1.52%	1.42%	1.41%	1.44%	1.48%	1.77%	1.61%	—
Average pay rate	2.84%	3.15%	3.15%	3.15%	3.15%	3.15%	2.84%	—

As of December 31, 2020, the Company’s loans denominated in foreign currency amounted to RMB17,647 million, most of which were denominated in U.S. dollars. In addition, SinoSing Power’s loans denominated in Singapore dollars amounted to RMB7,650 million as of December 31, 2020. Given the current market situation, it is less likely that the U.S. and other major economies would further increase interest rates due to expected slowdown of the global economy. As the debts denominated in other currencies represent a small percentage in our total debts, the change of interest rates of foreign currencies is not expected to have material effect on the Company. We will closely watch the changes in domestic and overseas capital markets, and maintain its good reputation on the capital markets, make reasonable financing arrangements, timely adjust our financing strategy, explore new financing methods, manage the exchange rate fluctuation risks, and strive to control financing costs.

Commodity price risk

We are exposed to fuel price risk on fuel purchases. SinoSing Power and its subsidiaries use fuel oil swap to hedge against such risk. The table below provides information about the fuel swap contracts that are sensitive to changes in fuel prices, including contract volumes, the weighted average contract prices, and the total contract amount by expected maturity dates.

(RMB expressed in millions, except interest rates and exchange rates)

	As of December 31, 2020
	Expected Maturity Date						Total	Fair Value
	2021	2022	2023	2024	2025	Thereafter
Fuel Swap contracts
Contract Volumes (MT)	724,715	485,980	3,990	—	—	—	1,214,685	—
Weighted Average Price (US$/MT)	272	261	266	—	—	—	—	—
Contract Amount (RMB million)	1,358	874	7	—	—	—	2,239	131
Contract Volumes (BBL)	41,594	14,930	—	—	—	—	56,524	—
Weighted Average Price (US$/BBL)	252	229	—	—	—	—	—	—
Contract Amount (RMB million))	9,260	—	—	—	—	—	9,260	8

	As of December 31, 2019
	Expected Maturity Date						Total	Fair Value
	2020	2021	2022	2023	2024	Thereafter
Fuel Swap contracts
Contract Volumes (MT)	957,440	330,900	54,480	—	—	—	1,342,820	—
Weighted Average Price (US$/MT)	308	314	319	—	—	—	—	—
Contract Amount (RMB million)	2,057	725	121	—	—	—	2,903	(164)
Contract Volumes (BBL)	134,380	—	—	—	—	—	134,380	—
Weighted Average Price (US$/BBL)	61.77	—	—	—	—	—	—	—
Contract Amount (RMB million))	58	—	—	—	—	—	58	5

For other detailed information of the market risk, please refer to the Note 3(a)(i) to the “Financial Statements.”

ITEM 12  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Depositary Fees and Charges

Under the terms of the Deposit Agreement for Huaneng Power International, Inc.’s American Depositary Shares (ADSs), an ADS holder may have to pay the following services fees to the Depositary:

Services	Fees
Issuance of ADSs	$5.00 (or less) per 100 ADSs (or portion of 100 ADSs) issued
Cancellation of ADSs	$5.00 (or less) per 100 ADSs (or portion of 100 ADSs) canceled
Distribution of cash dividends or other cash distributions	$2.00 (or less) per 100 ADSs (or portion of 100 ADSs) held
Distribution of ADSs pursuant to stock dividends, free stock distributions or exercises	$5.00 (or less) per 100 ADSs (or portion of 100 ADSs) of rights held
Distribution of securities other than ADSs or rights to purchase additional ADSs	$5.00 (or less) per 100 ADSs (or portion of 100 ADSs) held

An ADS holder will also be responsible to pay certain fees and expenses incurred by the Depositary and certain taxes and governmental charges such as:

●	taxes and other governmental charges;
●	such registration fees as may from time to time be in effect for the registration of transfers of H Shares generally on the H Share register of the Company or Foreign Registrar and applicable to transfers of H Shares to the name of the Depositary or its nominee or the Custodian or its nominee on the making of deposits or withdrawals;
●	such cable, telex and facsimile transmission expenses as are expressly provided in the Deposit Agreement;
●	such expenses as are incurred by the Depositary in the conversion of foreign currency; and
●	any other charge payable by the Depositary, any of the Depositary’s agents, including the Custodian, or the agents of the Depositary’s agents in connection with the servicing of H Shares or other Deposited Securities.

Depositary Payments for the Year 2020

In 2020, we received no payment from the Bank of New York Mellon, the Depositary for our ADR program, for the reimbursement of our expenses related to investors’ relation activities and training activities.

PART II

ITEM 13  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15  CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our principal executive officer and principal financial officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of December 31, 2020 (the “Evaluation Date”), the end of the fiscal year covered by this annual report. Based on this evaluation, our principal executive officer and principal financial officer have concluded that, as of the Evaluation Date, our disclosure controls and procedures were effective.

Management’s Report on Internal Control over Financial Reporting

According to Sarbanes-Oxley Act Section 404, our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in the Exchange Act Rules 13a-15(f). The Company conducted an evaluation of the effectiveness of the design and implementation of our internal control over financial reporting based upon the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) as of the end of the period covered by this annual report. The evaluation is conducted under the supervision and with the participation of our management including principal executive officer and principal financial officer of the Company. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2020. The effectiveness of the Company’s internal control over financial reporting as of December 31, 2020 has been audited by Ernst & Young Hua Ming LLP, an independent registered public accounting firm, as stated in their report, which appears on page F-5 of this annual report on Form 20-F.

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

Changes in Internal Control over Financial Reporting

During the year ended December 31, 2020, no changes occurred in our internal controls over financial reporting that materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

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

ITEM 16C  PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young Hua Ming LLP has served as our independent registered public accounting firm for the fiscal year ended December 31, 2019 and 2020, for which audited consolidated financial statements appear in this annual report on Form 20-F.

	For the Year Ended December 31,
(RMB million)	2019	2020
Audit fees	26.78	28.19
Audit-related fees	2.19	1.87
Tax fees	—	0.65
All other fees	0.67	1.02
Total	29.64	31.73

Tax Fees

Services provided primarily consist of permissible tax compliance services.

Audit-related Fees

Audit-related services include those other assurances and related services provided by auditors, but not restricted to those that can only reasonably be provided by the external auditors signing the auditors’ report, that are reasonably related to the performance of the audit or review of the Company’s financial statements. The audit-related fees in 2020 were related to audit service for overseas subsidiaries and special purposes. The audit-related fees in 2019 were related to acquisition audits and audit service for oversea subsidiaries.

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

For 2020, all of the services provided by Ernst & Young Hua Ming LLP were pre-approved by the Audit Committee.

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

No similar requirements
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

NYSE corporate governance rules	Corporate governance rules applicable to the domestically listed companies in China and the Company’s governance practices
Each listed company must have an internal audit department.	China has a similar regulatory provision, and the Company has an internal audit department
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

China does not have such requirement for a code of ethics. But, the directors and officers must perform their legal responsibilities in accordance with the Company Law of PRC, relative requirements of CSRC and Mandatory Provisions to the Charter of Companies Listed Overseas

Each listed company’s CEO must certify to the NYSE each year that he or she is not aware of any violation by the listed company of NYSE corporate governance listing standards and he or she must promptly notify the NYSE in writing of any non-compliance with any applicable provisions of Section 303A.

No similar requirements.

ITEM 16H  MINE SAFETY DISCLOSURE

Not applicable.

ITEM 17  FINANCIAL STATEMENTS

Not applicable.

ITEM 18  FINANCIAL STATEMENTS

See page F-1 through F-205 following Item 19.

ITEM 19  EXHIBITS

1.1	Articles of Association amended and adopted by the Shareholders’ meeting in June 2019, incorporated by reference to Part 2 of current report on Form 6-K furnished to the SEC on June 14, 2019
2.1

Description of rights of each class of securities registered under Section 12 of the Securities Exchange Act of 1934 , incorporated by reference to Exhibit 2.1 of our annual report on Form 20-F for the year ended December 31, 2019, filed with SEC on April 20, 2020.

3.1

Shareholders’ Agreement dated May 31, 1994, incorporated by reference to Exhibit 9.1 of our Registration Statement on Form F-1, filed with the SEC on August 24, 1994. Amendment to Shareholders’ Agreement dated May 12, 2006, incorporated by reference to Exhibit 3.1 of our annual report on Form 20-F for the year ended December 31, 2006, filed with the SEC on April 16, 2007.

8.1*	A list of subsidiaries.
12.1*	Certifications of Principal Executive Officer pursuant to Rule 13a-14(a) promulgated under the U.S. Securities Exchange Act of 1934.
12.2*	Certifications of Principal Financial Officer pursuant to Rule 13a-14(a) promulgated under the U.S. Securities Exchange Act of 1934.
13.1**	Certification pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS*	Inline XBRL Instance Document -this instance document does not appear in the Interactive Data File because its XBRL tags embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document.
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	Inline XBRL Taxonomy Extension Labels Linkbase Document.
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)
*	Filed herewith
**	Furnished herewith

Signature

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 20, 2021	Huaneng Power International, Inc.

	By:	/s/ Huang Chaoquan
Name: Huang Chaoquan
Title: Secretary to the Board

HUANENG POWER INTERNATIONAL, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Huaneng Power International, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Huaneng Power International, Inc. (the "Group") as of December 31, 2020 and 2019, the related consolidated statements of comprehensive income, changes in equity and cash flows for the years then ended, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group at December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Group’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 20, 2021, expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

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

Impairment of property, plant and equipment
Description of the Matter

At 31 December 2020, the Group held property, plant and equipment (“PPE”) with the amount of RMB300,171 million, contributed 78.2% of the Group’s total non-current assets. As described in Notes 2(g), 2(l), 4(e) and 7 to the consolidated financial statements, the Group is required to review PPE for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Management performed an impairment assessment on such PPE by determining the recoverable amounts of the cash generating units (“CGUs”) that the PPE are allocated to. As a result of the impairment assessment, impairment losses of RMB7,847 million were recognized during the year ended 31 December 2020.

Auditing management’s impairment assessment of PPE was complex due to the significant estimates and judgments involved in the projections of future cash flows, including the future sales volumes, fuel prices and discount rates applied to these forecasted future cash flows. These estimates and judgments may be significantly affected by changes in future market or economic conditions.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the PPE impairment assessment process including tests of controls over management’s review of the significant assumptions used in the impairment assessment.

Among other audit procedures performed, we compared the methodology used by the Group to industry practice and tested the completeness and accuracy of the underlying data used in the projections. We also assessed the significant assumptions used in the calculations, which included, amongst others, the future sales volumes, fuel prices, and discount rates, by comparing them to external industry outlook reports and analyzing the historical accuracy of management’s estimates. In addition, we involved our valuation specialists to assist us with assessing the valuation methodologies and the assumptions used, including the discount rates.

We evaluated the sensitivity of the significant assumptions described above by assessing the changes to the recoverable amounts of the CGUs resulting from changes in these assumptions, both individually and in the aggregate.

We also assessed the adequacy of the Group’s disclosures regarding the impairment assessment.

Impairment of goodwill
Description of the Matter

At 31 December 2020, the Group’s goodwill was RMB14,738 million. As described in Notes 2(k), 2(l), 4(a) and 14 to the consolidated financial statements, the Group is required to, at least annually, perform impairment assessments of goodwill. Goodwill was allocated to CGUs. A goodwill impairment loss is recognized if the carrying amount of the CGU exceeds its recoverable amount. As a result of the impairment assessment, impairment losses of RMB685 million were recognized during the year ended 31 December 2020.

Auditing management’s goodwill impairment assessment was complex because the determination of the recoverable amount of the underlying CGUs involved significant estimates and judgments, including the future sales volumes, fuel prices, gross margin and terminal growth rate used to estimate future cash flows and discount rates applied to these forecasted future cash flows of the underlying CGUs. These estimates and judgments may be significantly affected by changes in future market or economic conditions.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the impairment assessment process, including testing controls over management’s review of the key assumptions used in the goodwill impairment assessment.

Among other audit procedures performed, we compared the methodology used by the Group to industry practice, and tested the completeness and accuracy of the underlying data used in the forecast. We evaluated management’s key assumptions used in the calculations, which included, amongst others, the future sales volumes, fuel prices, gross margin, terminal growth rate, and discount rates, by comparing them to external industry outlook reports and analyzing the historical accuracy of management’s estimates. In addition, we involved our valuation specialists to assist us with assessing the valuation methodologies and the assumptions used, including the discount rates.

We evaluated a sensitivity of the key assumptions described above by assessing the changes to the recoverable amounts of the underlying CGUs resulting from changes in these assumptions, both individually and in the aggregate.

We also assessed the adequacy of the Group’s disclosures regarding the impairment assessment.

Recognition of deferred tax assets
Description of the Matter

At 31 December 2020, the Group recognized deferred tax assets before offsetting on deductible temporary differences and tax losses carried forward of RMB3,608 million. At 31 December 2020, the Group did not recognize deferred tax assets related to deductible temporary differences of RMB14,886 million and unused tax losses of RMB10,917 million. As described in Notes 2(w)(iii), 4(g) and 30 to the consolidated financial statements, the Group recognized deferred tax assets to the extent that it is probable that future taxable profits and taxable temporary difference will be available to utilize the deductible temporary differences and tax losses carried forward.

Auditing management's recognition of deferred tax assets is complex because it requires significant estimation and judgment to evaluate management's significant assumptions, including future taxable profits, future tax rates, the reversal of deductible and taxable temporary differences, and the possible utilization of tax losses carried forward that could be significantly affected by changes in tax law framework and future market or economic conditions.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the recognition of deferred tax assets, including testing controls over management’s review of the significant assumptions used in the taxable profit forecast.

Among other audit procedures performed, we compared the future tax rates, the deductible and taxable temporary differences, and the possible utilization of tax losses carried forward, with the tax law framework. We recalculated the Group's utilization of tax losses carried forward and reversal of deductible temporary differences in management's calculation and compared these amounts to the taxable profit and taxable temporary differences for the respective year.

Further, we evaluated management's significant assumptions in determining the future available taxable profits, for example, the future sales volumes, and fuel prices, by comparing them with the market trend forecasted by the external industry analysts and analyzing the historical accuracy of management's estimates. We also tested the completeness and accuracy of the underlying data used in the taxable profit forecast, and compared management's assumptions described above to the assumptions that management used to perform the impairment assessment of property, plant and equipment, and goodwill.

In addition, we involved our tax professionals to assist us in evaluating the technical merits from a tax perspective of management’s analysis.

We also assessed the adequacy of the Group's disclosures regarding the deferred tax assets recognized.

/s/ Ernst & Young Hua Ming LLP

We have served as the Group’s auditor since 2019.

Beijing, the People’s Republic of China

April 20, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Huaneng Power International, Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Huaneng Power International, Inc.'s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Huaneng Power International, Inc. (the "Group") maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Group as of December 31, 2020 and 2019, the related consolidated statements of comprehensive income, changes in equity and cash flows for the years then ended, and the related notes and our report dated April 20, 2021 expressed an unqualified opinion thereon.

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

April 20, 2021

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Huaneng Power International, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of comprehensive income, changes in equity, and cash flows of Huaneng Power International, Inc. and subsidiaries (the Company) for the year ended December 31, 2018, and the related notes (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of operations of the Company and its cash flows for the year ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit provides a reasonable basis for our opinion.

/s/ KPMG Huazhen LLP

We served as the Company’s auditor from 2012 to 2019.

Beijing, China
April 16, 2019

Huaneng Power International, Inc.

Consolidated Statements of Comprehensive Income

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB, except per share data)

		For the year ended 31 December
	Note	2020	2019	2018
		RMB	RMB	RMB
Operating revenue	5	169,446,338	174,009,401	169,550,624
Tax and levies on operations		(1,794,004)	(1,832,975)	(1,788,998)
Operating expenses
Fuel		(88,966,304)	(97,686,799)	(105,736,173)
Maintenance		(5,001,982)	(4,606,171)	(4,393,335)
Depreciation	6	(22,146,316)	(21,864,903)	(20,466,423)
Labor	36	(14,503,290)	(13,514,752)	(11,845,280)
Service fees on transmission and transformer facilities of HIPDC		(95,894)	(95,067)	(96,721)
Purchase of electricity		(4,720,261)	(5,151,578)	(4,678,431)
Others	6	(20,300,072)	(16,879,425)	(10,430,998)
Total operating expenses		(155,734,119)	(159,798,695)	(157,647,361)
Profit from operations		11,918,215	12,377,731	10,114,265
Interest income		292,724	264,554	234,604
Financial expenses, net
Interest expense	6	(9,200,612)	(10,762,718)	(10,486,412)
Exchange gain/(loss) and bank charges, net		100,643	(210,422)	(160,899)
Total financial expenses, net		(9,099,969)	(10,973,140)	(10,647,311)
Share of profits less losses of associates and joint ventures	8	1,774,322	1,185,622	1,823,415
(Loss)/gain on fair value changes of financial assets/liabilities	6	(1,566)	36,667	726,843
Other investment (loss)/income		(109,990)	228,026	(278,669)
Profit before income tax expense	6	4,773,736	3,119,460	1,973,147
Income tax expense	32	(2,163,173)	(2,011,255)	(643,173)
Net profit		2,610,563	1,108,205	1,329,974

The accompanying notes are an integral part of these consolidated financial statements.

Huaneng Power International, Inc.

Consolidated Statements of Comprehensive Income (Continued)

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB, except per share data)

		For the year ended 31 December
	Note	2020	2019	2018
		RMB	RMB	RMB
Other comprehensive (loss)/income, net of tax
Items that will not be reclassified to profit or loss:
Fair value changes of other equity instrument investments		(175,984)	(61,652)	1,381
Share of other comprehensive (loss)/income of joint ventures and associates		(178,501)	367,528	(18,858)
Income tax effect		43,996	15,413	(345)
Items that may be reclassified subsequently to profit or loss
Share of other comprehensive (loss)/income of joint ventures and associates		(4,348)	1,168	(241,587)
Cash flow hedges:
Effective portion of changes in fair value of hedging instruments arising during the year		(166,323)	264,691	(167,647)
Reclassification adjustments for losses/(gains) included in profit or loss		414,821	(119,793)	(436,846)
Exchange differences on translation of foreign operations		(862,454)	128,494	343,702
Income tax effect		(42,245)	(24,962)	101,311
Other comprehensive (loss)/income, net of tax		(971,038)	570,887	(418,889)
Total comprehensive income		1,639,525	1,679,092	911,085
Net profit attributable to:
- Equity holders of the Company		2,377,851	766,345	734,435
- Non-controlling interests		232,712	341,860	595,539
		2,610,563	1,108,205	1,329,974
Total comprehensive income attributable to:
- Equity holders of the Company		1,599,471	1,498,013	340,101
- Non-controlling interests		40,054	181,079	570,984
		1,639,525	1,679,092	911,085
Earnings per share attributable to the shareholders of the Company (expressed in RMB per share)
- Basic and diluted	33	0.04	0.01	0.03

The accompanying notes are an integral part of these consolidated financial statements.

Huaneng Power International, Inc.

Consolidated Statements of Financial Position

As at 31 December 2020 and 2019

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB)

		As at 31 December
	Note	2020	2019
ASSETS
Non-current assets
Property, plant and equipment	7	300,171,142	285,622,907
Right-of-use assets	41	18,292,074	17,168,072
Investments in associates and joint ventures	8	22,375,377	20,783,259
Investment properties		647,471	671,710
Other equity instrument investments	10	664,946	779,218
Power generation licenses	11	3,954,983	4,149,468
Mining rights	12	1,611,486	1,577,505
Deferred income tax assets	30	2,699,395	2,160,187
Derivative financial assets	13	74,554	16,376
Goodwill	14	14,738,016	15,934,955
Other non-current assets	15	18,537,583	18,605,005
Total non-current assets		383,767,027	367,468,662
Current assets
Inventories	16	6,602,459	8,883,183
Other receivables and assets	17	7,308,077	6,217,763
Accounts and notes receivable	18	38,215,715	32,268,939
Contract assets	5(c)	29,678	30,466
Derivative financial assets	13	110,179	74,911
Bank balances and cash	34	13,871,523	13,306,139
Total current assets		66,137,631	60,781,401
Total assets		449,904,658	428,250,063

The accompanying notes are an integral part of these consolidated financial statements.

Huaneng Power International, Inc.

Consolidated Statements of Financial Position (Continued)

As at 31 December 2020 and 2019

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB)

		As at 31 December
	Note	2020	2019
EQUITY AND LIABILITIES
Capital and reserves attributable to equity holders of the Company
Share capital	19	15,698,093	15,698,093
Other equity instruments	20	48,419,779	25,127,821
Capital surplus		26,162,550	26,215,137
Surplus reserves	21	8,140,030	8,140,030
Currency translation differences		(738,927)	(54,812)
Retained earnings		32,164,398	33,677,466
		129,845,923	108,803,735
Non-controlling interests	40	21,770,275	21,575,311
Total equity		151,616,198	130,379,046
Non-current liabilities
Long-term loans	23	112,077,395	115,364,598
Long-term bonds	24	20,382,405	28,487,115
Lease liabilities	41	3,805,635	4,279,925
Deferred income tax liabilities	30	3,002,527	3,137,791
Derivative financial liabilities	13	188,139	200,408
Other non-current liabilities	25	4,784,268	4,780,770
Total non-current liabilities		144,240,369	156,250,607

The accompanying notes are an integral part of these consolidated financial statements.

Huaneng Power International, Inc.

Consolidated Statements of Financial Position (Continued)

As at 31 December 2020 and 2019

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB)

		As at 31 December
	Note	2020	2019
EQUITY AND LIABILITIES (Continued)
Current liabilities
Accounts payable and other liabilities	26	42,755,361	37,270,081
Contract liabilities	5(c)	2,903,296	2,706,529
Taxes payable	27	2,044,869	2,101,617
Dividends payable		694,854	1,191,036
Derivative financial liabilities	13	106,862	250,300
Short-term bonds	28	5,002,877	9,025,535
Short-term loans	29	66,311,160	67,119,368
Current portion of long-term loans	23	19,808,313	18,658,114
Current portion of long-term bonds	24	12,678,511	2,799,808
Current portion of lease liabilities	41	1,676,711	432,745
Current portion of other non-current liabilities	25	65,277	65,277
Total current liabilities		154,048,091	141,620,410
Total liabilities		298,288,460	297,871,017
Total equity and liabilities		449,904,658	428,250,063

These financial statements were approved for issue by the Board of Directors on 23 March 2021 and were signed on its behalf.

Zhao Keyu	Zhao Ping
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

Huaneng Power International, Inc.

Consolidated Statements of Changes in Equity

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB)

	Attributable to equity holders of the Company
			Capital surplus
					Fair value
					reserve
					of financial
					assets at fair	Other
					value through	reserve
		Other			other	in other				Currency			Non-
	Share	equity	Share	Hedging	comprehensive	comprehensive	Other capital		Surplus	translation	Retained		controlling	Total
	capital	instruments	premium	reserve	income	income	reserve	Subtotal	reserves	differences	earnings	Total	interests	equity
Balance as at 31 December 2019	15,698,093	25,127,821	24,770,682	(298,249)	737,585	(101,562)	1,106,681	26,215,137	8,140,030	(54,812)	33,677,466	108,803,735	21,575,311	130,379,046
Profit for the year ended 31 December 2020	—	1,770,469	—	—	—	—	—	—	—	—	607,382	2,377,851	232,712	2,610,563
Other comprehensive income/(loss):
Fair value changes of other equity investment instruments - net of tax	—	—	—	—	(131,958)	—	—	(131,958)	—	—	—	(131,958)	(30)	(131,988)
Shares of other comprehensive loss of investees – accounted for under the equity method, net of tax	—	—	—	—	(178,501)	(4,348)	—	(182,849)	—	—	—	(182,849)	—	(182,849)
Changes in fair value of effective portion and reclassification of cash flow hedges, net of tax	—	—	—	220,542	—	—	—	220,542	—	—	—	220,542	(14,289)	206,253
Currency translation differences	—	—	—	—	—	—	—	—	—	(684,115)	—	(684,115)	(178,339)	(862,454)
Total comprehensive income/(loss) for the year ended 31 December 2020	—	1,770,469	—	220,542	(310,459)	(4,348)	—	(94,265)	—	(684,115)	607,382	1,599,471	40,054	1,639,525
Issue of other equity instruments (Note 20)	—	25,457,450	—	—	—	—	—	—	—	—	—	25,457,450	—	25,457,450
Redemption of other equity instruments (Note 20)	—	(2,499,844)	—	—	—	—	—	—	—	—	(156)	(2,500,000)	—	(2,500,000)
Dividends relating to 2019 (Note 22)	—	—	—	—	—	—	—	—	—	—	(2,119,243)	(2,119,243)	(1,206,329)	(3,325,572)
Cumulative distribution of other equity instruments (Note 20)	—	(1,436,117)	—	—	—	—	—	—	—	—	—	(1,436,117)	—	(1,436,117)
Net capital injection from non-controlling interests of subsidiaries	—	—	—	—	—	—	34,071	34,071	—	—	—	34,071	1,302,085	1,336,156
Business combination (Note 39)	—	—	—	—	—	—	—	—	—	—	—	—	48,103	48,103
Share of other capital reserve of investees accounted for under the equity method	—	—	—	—	—	—	7,607	7,607	—	—	—	7,607	—	7,607
Others	—	—	—	—	—	—	—	—	—	—	(1,051)	(1,051)	11,051	10,000
Balance as at 31 December 2020	15,698,093	48,419,779	24,770,682	(77,707)	427,126	(105,910)	1,148,359	26,162,550	8,140,030	(738,927)	32,164,398	129,845,923	21,770,275	151,616,198

The accompanying notes are an integral part of these consolidated financial statements.

Huaneng Power International, Inc.

Consolidated Statements of Changes in Equity (Continued)

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB)

	Attributable to equity holders of the Company
			Capital surplus
					Fair value
					reserve
					of financial
					assets at fair	Other
					value through	reserve
		Other			other	in other				Currency			Non-
	Share	equity	Share	Hedging	comprehensive	comprehensive	Other capital		Surplus	translation	Retained		controlling	Total
	capital	instruments	premium	reserve	income	income	reserve	Subtotal	reserves	differences	earnings	Total	interests	equity
Balance as at 31 December 2018	15,698,093	10,077,396	24,770,682	(430,896)	926,804	(102,730)	1,031,071	26,194,931	8,140,030	(340,337)	34,665,305	94,435,418	21,686,252	116,121,670
Profit for the year ended 31 December 2019	—	685,922	—	—	—	—	—	—	—	—	80,423	766,345	341,860	1,108,205
Other comprehensive income/(loss):
Fair value changes of other equity investment instruments -net of tax	—	—	—	—	(55,200)	—	—	(55,200)	—	—	—	(55,200)	8,961	(46,239)
Shares of other comprehensive income of investees – accounted for under the equity method, net of tax	—	—	—	—	367,528	1,168	—	368,696	—	—	—	368,696	—	368,696
Changes in fair value of effective portion and reclassification of cash flow hedges, net of tax	—	—	—	132,647	—	—	—	132,647	—	—	—	132,647	(12,711)	119,936
Currency translation differences	—	—	—	—	—	—	—	—	—	285,525	—	285,525	(157,031)	128,494
Total comprehensive income for the year ended 31 December 2019	—	685,922	—	132,647	312,328	1,168	—	446,143	—	285,525	80,423	1,498,013	181,079	1,679,092
Issue of other equity instruments	—	14,982,165	—	—	—	—	—	—	—	—	—	14,982,165	—	14,982,165
Dividends relating to 2018 (Note 22)	—	—	—	—	—	—	—	—	—	—	(1,569,809)	(1,569,809)	(1,359,777)	(2,929,586)
Cumulative distribution of other equity instruments	—	(617,662)	—	—	—	—	—	—	—	—	—	(617,662)	—	(617,662)
Net capital injection from non-controlling interests of subsidiaries	—	—	—	—	—	—	96,036	96,036	—	—	—	96,036	1,018,048	1,114,084
Acquisition of non-controlling interests of subsidiaries	—	—	—	—	—	—	(20,426)	(20,426)	—	—	—	(20,426)	13,624	(6,802)
Disposal of a subsidiary	—	—	—	—	—	—	—	—	—	—	—	—	36,040	36,040
Deregistration of a subsidiary	—	—	—	—	—	—	—	—	—	—	—	—	45	45
Disposal of equity investments at fair value through other comprehensive income	—	—	—	—	(501,547)	—	—	(501,547)	—	—	501,547	—	—	—
Balance as at 31 December 2019	15,698,093	25,127,821	24,770,682	(298,249)	737,585	(101,562)	1,106,681	26,215,137	8,140,030	(54,812)	33,677,466	108,803,735	21,575,311	130,379,046

The accompanying notes are an integral part of these consolidated financial statements.

Huaneng Power International, Inc.

Consolidated Statements of Changes in Equity (Continued)

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB)

	Attributable to equity holders of the Company
			Capital surplus
						Other reserve in
					Fair value	other				Currency			Non-
		Other equity	Share	Hedging	reserve	comprehensive	Other capital		Surplus	Translation	Retained		Controlling	Total
	Share capital	instruments	premium	reserve	(non-recycling)	income	reserve	Subtotal	reserves	differences	earnings	Total	interests	equity
Balance as at 31 December 2017	15,200,383	5,068,550	22,250,503	38,769	—	713,514	1,111,614	24,114,400	8,140,030	(675,054)	35,793,257	87,641,566	19,973,038	107,614,604
Impact on initial application of IFRS 9	—	—	—	—	944,603	(574,657)	—	369,946	—	—	—	369,946	—	369,946
Balance as at 1 January 2018	15,200,383	5,068,550	22,250,503	38,769	944,603	138,857	1,111,614	24,484,346	8,140,030	(675,054)	35,793,257	88,011,512	19,973,038	107,984,550
Profit for the year ended 31 December 2018	—	342,349	—	—	—	—	—	—	—	—	392,086	734,435	595,539	1,329,974
Other comprehensive income/(loss):
Fair value changes of other equity investment instruments, net of tax	—	—	—	—	1,059	—	—	1,059	—	—	—	1,059	(23)	1,036
Shares of other comprehensive income of investees – accounted for under the equity method, net of tax	—	—	—	—	(18,858)	(241,587)	—	(260,445)	—	—	—	(260,445)	—	(260,445)
Changes in fair value of effective portion and reclassification of cash flow hedges, net of tax	—	—	—	(469,665)	—	—	—	(469,665)	—	—	—	(469,665)	(33,517)	(503,182)
Currency translation differences	—	—	—	—	—	—	—	—	—	334,717	—	334,717	8,985	343,702
Total comprehensive income/(loss) for the year ended 31 December 2018	—	342,349	—	(469,665)	(17,799)	(241,587)	—	(729,051)	—	334,717	392,086	340,101	570,984	911,085
Business combination	—	—	—	—	—	—	—	—	—	—	—	—	1,590,753	1,590,753
Issue of new A shares, net of issue expenses	497,710	—	2,747,620	—	—	—	—	2,747,620	—	—	—	3,245,330	—	3,245,330
Issue of other equity instruments	—	5,000,000	—	—	—	—	—	—	—	—	—	5,000,000	—	5,000,000
Dividends relating to 2017	—	—	—	—	—	—	—	—	—	—	(1,520,038)	(1,520,038)	(797,858)	(2,317,896)
Cumulative distribution of other equity instruments	—	(333,503)	—	—	—	—	—	—	—	—	—	(333,503)	—	(333,503)
Net capital injection from non-controlling interests of subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	726,531	726,531
Acquisition of non-controlling interests of subsidiaries	—	—	(227,441)	—	—	—	—	(227,441)	—	—	—	(227,441)	(377,196)	(604,637)
Share of other capital reserve of investees accounted for under the equity method	—	—	—	—	—	—	(80,543)	(80,543)	—	—	—	(80,543)	—	(80,543)
Balance as at 31 December 2018	15,698,093	10,077,396	24,770,682	(430,896)	926,804	(102,730)	1,031,071	26,194,931	8,140,030	(340,337)	34,665,305	94,435,418	21,686,252	116,121,670

The accompanying notes are an integral part of these consolidated financial statements.

Huaneng Power International, Inc.

Consolidated Statements of Cash Flows

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB)

		For the year ended 31 December
	Note	2020	2019	2018
		RMB	RMB	RMB
OPERATING ACTIVITIES
Profit before income tax expense		4,773,736	3,119,460	1,973,147
Adjustments to reconcile profit before income tax expense to net cash provided by operating activities:
Depreciation	6	21,360,798	21,130,076	20,466,423
Depreciation of right-of-use assets	6	785,518	734,827	—
Provision for impairment losses on property, plant and equipment	6	7,847,378	5,719,990	989,778
Provision for impairment on goodwill	6	685,036	—	409,371
Provision for impairment on mining rights	6	—	—	135,085
Provision for impairment on other non-current assets	6	349,559	464,867	8,432
Amortization of land use rights	6	—	—	344,068
Amortization of other non-current assets	6	128,177	101,902	105,623
Recognition of provision for loss allowance of receivables	6	172,711	74,557	40,967
Recognition of provision for inventory obsolescence	6	43,076	22,453	253,816
Loss/(gain) on fair value changes of financial assets/liabilities	6	1,566	(36,667)	(726,843)
Other investment (gain)/loss		(8,585)	59,996	278,669
Net loss/(gain) on disposals of non-current assets	6	626,657	(69,449)	(47,005)
Net gain on disposal of subsidiaries	6	—	(256,009)	—
Unrealized exchange loss, net		—	—	103,888
Share of profits less losses of associates and joint ventures		(1,774,322)	(1,185,622)	(1,823,415)
Interest income		(292,724)	(264,554)	(234,604)
Interest expense	6	9,200,612	10,762,718	10,486,412
Others		(648,651)	(250,183)	(197,393)
Changes in working capital:
Inventories		2,244,127	638,055	(1,996,075)
Other receivables and assets		704,927	82,840	(150,782)
Accounts and notes receivable		(6,885,418)	(3,442,544)	(3,273,058)
Contract assets		(5,521)	(19,408)	(11,058)
Restricted cash		(56,990)	(141,271)	(347,777)
Accounts payable and other liabilities		2,343,598	(520,570)	349,703
Contract liabilities		196,767	730,356	471,721
Taxes payable		3,177,908	1,740,068	2,565,786
Interest received		292,724	264,554	173,986
Income tax expense paid		(3,275,626)	(2,136,249)	(1,620,887)
Net cash provided by operating activities		41,987,038	37,324,193	28,727,978

The accompanying notes are an integral part of these consolidated financial statements.

Huaneng Power International, Inc.

Consolidated Statements of Cash Flows (Continued)

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB)

		For the year ended 31 December
	Note	2020	2019	2018
		RMB	RMB	RMB
INVESTING ACTIVITIES
Payment for the purchase of property, plant and equipment		(42,558,250)	(31,382,657)	(20,613,314)
Proceeds from disposal of property, plant and equipment, land use rights and other non-current assets		454,470	464,542	127,182
Prepayments of land use rights		—	—	(94,684)
Payment for the purchase of other non-current assets		(72,699)	(113,124)	30,107
Cash dividends received		554,614	668,906	618,592
Capital injections for investments in associates and joint ventures		(586,261)	(313,197)	(463,259)
Cash paid for acquiring other equity instrument investments	3(b)	(61,713)	(7,450)	(450)
Cash paid for acquiring subsidiaries, net of cash acquired	39	(206,414)	(71,696)	(674,845)
Cash received from disposal of other equity instrument investments		—	1,250,000	—
Net outflow of cash and cash equivalents in respect of the disposal of subsidiaries		—	(29,350)	—
Others		239,121	500,041	694,789
Net cash used in investing activities		(42,237,132)	(29,033,985)	(20,375,882)

The accompanying notes are an integral part of these consolidated financial statements.

Huaneng Power International, Inc.

Consolidated Statements of Cash Flows (Continued)

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB)

		For the year ended 31 December
	Note	2020	2019	2018
		RMB	RMB	RMB
FINANCING ACTIVITIES
Issuance of short-term bonds		20,000,000	30,000,000	40,000,000
Repayments of short-term bonds		(24,000,000)	(32,500,000)	(39,500,000)
Proceeds from short-term loans		116,458,227	92,890,098	77,005,025
Repayments of short-term loans		(117,354,380)	(87,001,921)	(98,345,708)
Proceeds from long-term loans		52,219,578	27,408,223	48,859,376
Repayments of long-term loans		(54,593,490)	(43,915,444)	(34,269,623)
Issuance of long-term bonds		4,217,730	5,300,000	13,999,807
Repayments of long-term bonds		(2,800,000)	(4,000,000)	(4,000,000)
Interest paid		(11,586,250)	(11,641,439)	(10,987,871)
Net proceeds from the issuance of new shares		—	—	3,245,330
Net proceeds from the issuance of other equity instruments		25,457,450	14,982,165	5,000,000
Redemption of other equity instruments		(2,500,000)	—	—
Net capital injection from non-controlling interests of subsidiaries		1,155,556	1,016,150	725,683
Dividends paid to shareholders of the Company		(2,119,243)	(1,569,809)	(1,520,038)
Dividends paid to non-controlling interests of subsidiaries		(1,702,511)	(1,436,574)	(1,265,451)
Lease payments/finance lease rental payments		(1,297,746)	(488,015)	(637,026)
Cash paid for acquisition of non-controlling interests of a subsidiary		—	(6,802)	—
Others		248,895	(364,815)	(552,574)
Net cash provided by/(used in) financing activities		1,803,816	(11,328,183)	(2,243,070)
Effect of foreign exchange rate changes, net		(739,088)	63,551	26,266
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		814,634	(2,974,424)	6,135,292
Cash and cash equivalents as at beginning of the year		12,443,258	15,417,682	9,282,390
CASH AND CASH EQUIVALENTS AS AT END OF THE YEAR	34	13,257,892	12,443,258	15,417,682

The accompanying notes are an integral part of these consolidated financial statements.

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

1	Company organization and principal activities

Huaneng Power International, Inc. (the “Company”) was incorporated in the People’s Republic of China (the “PRC”) as a Sino-foreign joint stock limited company on 30 June 1994. The registered address of the Company is Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, the PRC. The Company and its subsidiaries (collectively, the “Group”) are principally engaged in the generation and sale of electric power to the respective regional or provincial grid companies in the PRC, Republic of Singapore (“Singapore”) and Islamic Republic of Pakistan ("Pakistan”). The Company conducts its business in Singapore through SinoSing Power Pte Ltd. (“SinoSing Power”) and its subsidiaries and in Pakistan through Huaneng Shandong Ruyi (Hong Kong) Energy Co., Ltd. (“Hong Kong Energy”) and its subsidiaries.

The directors consider Huaneng International Power Development Corporation (“HIPDC”) and China Huaneng Group Co., Ltd. (“Huaneng Group”) as controlling shareholders of the Company, with HIPDC being the parent company and Huaneng Group being the ultimate parent company of the Company, respectively. Both HIPDC and Huaneng Group are incorporated in the PRC. HIPDC does not produce financial statements available for public use.

2	Principal accounting policies

The principal accounting policies adopted in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

(a)	Basis of preparation

These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board (the “IASB”) and the disclosure requirements of the Hong Kong Companies Ordinance. These financial statements have been prepared under the historical cost convention, except for the financial assets at fair value through other comprehensive income, financial assets at fair value through profit or loss and derivative financial assets and liabilities.

The preparation of financial statements in conformity with IFRSs requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 4.

As at 31 December 2020, the Group had net current liabilities of approximately RMB87.91 billion, and a portion of the Group’s funding requirements for capital expenditures were satisfied by short-term financing. Taking into consideration the undrawn available banking facilities of approximately RMB305.1 billion as at 31 December 2020, the Group is expected to refinance certain of its short-term loans and bonds and also to consider alternative sources of financing, where applicable and when needed.

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

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

2         Principal accounting policies (continued)

(b)	Changes in accounting policies

The Group has adopted the Conceptual Framework for Financial Reporting 2018 and the following revised IFRSs for the first time for the current year's consolidated financial statements.

Amendments to IFRS 3	Definition of a Business
Amendments to IFRS 9,
IAS 39 and IFRS 7	Interest Rate Benchmark Reform
Amendment to IFRS 16	Covid-19-Related Rent Concessions (early adopted)
Amendments to IAS 1 and IAS 8	Definition of Material

The nature and the impact of the Conceptual Framework for Financial Reporting 2018 and the revised IFRSs are described below:

(i)	Conceptual Framework for Financial Reporting 2018

Conceptual Framework for Financial Reporting 2018 (the “Conceptual Framework”) sets out a comprehensive set of concepts for financial reporting and standard setting, and provides guidance for preparers of financial statements in developing consistent accounting policies and assistance to all parties to understand and interpret the standards. The Conceptual Framework includes new chapters on measurement and reporting financial performance, new guidance on the derecognition of assets and liabilities, and updated definitions and recognition criteria for assets and liabilities. It also clarifies the roles of stewardship, prudence and measurement uncertainty in financial reporting. The Conceptual Framework is not a standard, and none of the concepts contained therein override the concepts or requirements in any standard. The Conceptual Framework did not have any significant impact on the financial position and performance of the Group.

(ii)	Amendments to IFRS 3 Definition of a Business

Amendments to IFRS 3 clarify and provide additional guidance on the definition of a business.  The amendments clarify that for an integrated set of activities and assets to be considered a business, it must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output. A business can exist without including all of the inputs and processes needed to create outputs.  The amendments remove the assessment of whether market participants are capable of acquiring the business and continue to produce outputs.  Instead, the focus is on whether acquired inputs and acquired substantive processes together significantly contribute to the ability to create outputs.  The amendments have also narrowed the definition of outputs to focus on goods or services provided to customers, investment income or other income from ordinary activities.  Furthermore, the amendments provide guidance to assess whether an acquired process is substantive and introduce an optional fair value concentration test to permit a simplified assessment of whether an acquired set of activities and assets is not a business.  The Group has applied the amendments prospectively to transactions or other events that occurred on or after 1 January 2020.  The amendments did not have any impact on the financial position and performance of the Group.

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

2         Principal accounting policies (continued)

(b)      Changes in accounting policies (continued)

(iii)	Amendments to IFRS 9, IAS 39 and IFRS 7 Interest Rate Benchmark Reform

Amendments to IFRS 9, IAS 39 and IFRS 7 address issues affecting financial reporting in the period before the replacement of an existing interest rate benchmark with an alternative risk-free rate (“RFR”).  The amendments provide temporary reliefs which enable hedge accounting to continue during the period of uncertainty before the introduction of the alternative RFR.  In addition, the amendments require companies to provide additional information to investors about their hedging relationships which are directly affected by these uncertainties. The amendments did not have any significant impact on the financial position and performance of the Group.

(iv)	Amendment to IFRS 16 Covid-19-Related Rent Concessions (early adopted)

Amendment to IFRS 16 provides a practical expedient for lessees to elect not to apply lease modification accounting for rent concessions arising as a direct consequence of the covid-19 pandemic. The practical expedient applies only to rent concessions occurring as a direct consequence of the pandemic and only if (i) the change in lease payments results in revised consideration for the lease that is substantially the same as, or less than, the consideration for the lease immediately preceding the change; (ii) any reduction in lease payments affects only payments originally due on or before 30 June 2021; and (iii) there is no substantive change to other terms and conditions of the lease.  The amendment is effective for annual periods beginning on or after 1 June 2020 with earlier application permitted and shall be applied retrospectively. The amendment did not have any impact on the financial position and performance of the Group as there were no lease payments reduced or waived by the lessors as a result of the covid-19 pandemic during the year.

(v)	Amendments to IAS 1 and IAS 8 Definition of Material

Amendments to IAS 1 and IAS 8 provide a new definition of material.  The new definition states that information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general-purpose financial statements make on the basis of those financial statements.  The amendments clarify that materiality will depend on the nature or magnitude of information, or both.  The amendments did not have any significant impact on the financial position and performance of the Group.

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

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

2         Principal accounting policies (continued)

(c)      Consolidation (continued)

When there is any inconsistency on the accounting policies or financial period adopted between subsidiaries and the Company, the financial statements of subsidiaries are adjusted according to the accounting policies or financial period adopted by the Company.

Subsidiaries are consolidated from the date when control is transferred to the Group. They are de-consolidated from the date when control ceases. Intra-group balances, transactions and cash flows, and any unrealized income and expenses arising from intra-group transactions, are eliminated in full in preparing the consolidated financial statements. Unrealized gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Group’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment. The portion of the shareholders’ equity of the subsidiaries, which is not attributable directly or indirectly to the parent company, is separately presented as non-controlling interests in the shareholders’ equity in the consolidated financial statements.

The Group reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control described above. A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction.

If the Group loses control over a subsidiary, it derecognizes (i) the assets (including goodwill) and liabilities of the subsidiary, (ii) the carrying amount of any non-controlling interest and (iii) the cumulative translation differences recorded in equity; and recognizes (i) the fair value of the consideration received, (ii) the fair value of any investment retained and (iii) any resulting surplus or deficit in profit or loss. The Group’s share of components previously recognized in other comprehensive income is reclassified to profit or loss or retained profits, as appropriate, on the same basis as would be required if the Group had directly disposed of the related assets or liabilities.

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

2         Principal accounting policies (continued)

(c)      Consolidation (continued)

(i)	Business combinations

The acquisition method is used to account for the business combinations of the Group (including business combinations under common controls). The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity interests issued by the Group. Any contingent consideration is measured at fair value at the date of acquisition. If an obligation to pay contingent consideration that meets the definition of a financial instrument is classified as equity, then it is not remeasured and settlement is accounted for within equity. Otherwise, other contingent consideration is remeasured at fair value at each reporting date and subsequent changes in the fair value of the contingent consideration are recognized in profit or loss. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. On an acquisition-by-acquisition basis, the Group recognizes any non-controlling interests in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the recognized amounts of acquiree’s identifiable net assets. The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill (Note 2(k)). If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized in profit or loss. In a business combination achieved in stages, the acquirer shall remeasure its previously held equity interest in the acquiree at its acquisition-date fair value and recognize the resulting gain or loss, if any, in profit or loss or other comprehensive income, as appropriate. In prior reporting periods, the acquirer may have recognized changes in the value of its equity interest in the acquiree in other comprehensive income. If so, the amount that was recognized in other comprehensive income shall be recognized on the same basis as would be required if the acquirer had directly disposed of the previously held equity interest.

The Group determines that it has acquired a business when the acquired set of activities and assets includes an input and a substantive process that together significantly contribute to the ability to create outputs. The Group may elect to apply, or not apply, an optional test (the concentration test) to permit a simplified assessment of whether an acquired set of activities and assets is not a business, and the Group makes such an election separately for each transaction or other event. The concentration test is met if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets. If the concentration test is met, the set of activities and assets is determined not to be a business and no further assessment is needed. If the concentration test is not met, or if the entity elects not to apply the test, the Group then perform further assessment to determine whether an acquisition meet the minimum requirements to be a business.

When an acquisition does not constitute an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing goods or services to customers, generating investment income (such as dividends or interest) or generating other income from ordinary activities, it is not defined as a business and therefore is identified as an asset acquisition.

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

2         Principal accounting policies (continued)

(c)      Consolidation (continued)

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

Investments in associates and joint ventures are initially recognized at cost and are subsequently measured using the equity method of accounting, unless it is classified as held for sale (or included in a disposal group that is classified as held for sale). The excess of the initial investment cost over the proportionate share of the fair value of identifiable net assets of investee acquired is included in the initial investment cost (Note 2(k)). Any shortfall of the initial investment cost to the proportionate share of the fair value of identifiable net assets of investee acquired is recognized in the current period profit or loss and long-term investment cost is adjusted accordingly.

When applying equity method, the Group adjusts net profit or loss of the investees, including the fair value adjustments on the net identifiable assets of the associates and joint ventures and the adjustments to align with the accounting policies of the Company and the Company’s financial reporting periods. The current period investment income is then recognized based on the proportionate share of the Group in the investees’ net profit or loss. Net losses of investees are recognized to the extent of the carrying value of long-term equity investments and any other constituting long-term equity investments in investees that in substance form part of the investments in the investees. The Group continues to recognize investment losses and provision if they bear additional obligations which meet the recognition criteria.

The Group adjusts the carrying amount of the investment and directly recognizes it into related other comprehensive income based on the proportionate share on the movements of the investees’ other comprehensive income.

When the investees appropriate profit or declare dividends, the carrying value of long-term equity investments is reduced correspondingly by the proportionate share of the distribution.

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

2         Principal accounting policies (continued)

(c)      Consolidation (continued)

(iii)Associates and joint ventures (continued)

The Group determines at each reporting date whether there is any objective evidence that the investment in the associate or the joint venture is impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the associate or the joint venture and its carrying value and recognizes the amount in the consolidated statement of comprehensive income.

Profits or losses resulting from transactions between the Group and the associates and joint ventures are recognized in the Group’s financial statements only to the extent of the unrelated third party investor’s interests in the associates and joint ventures. Loss from transactions between the Group and the associates and joint ventures is fully recognized and not eliminated when there is evidence for asset impairment.

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

The Group determines the operating segment based on the internal organization structure, management requirement and internal reporting system for purposes of presenting reportable segment information.

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

2         Principal accounting policies (continued)

(e)	Segment reporting (continued)

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

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

2         Principal accounting policies (continued)

(f)       Foreign currency translation (continued)

In the case of a partial disposal that does not result in the Group losing control over a subsidiary that includes a foreign operation, the proportionate share of accumulated exchange differences is re-attributed to non-controlling interests and are not recognized in profit or loss. For all other partial disposals (that is, reductions in the Group’s ownership interest in associates or joint venture that includes a foreign operation that do not result in the Group losing significant influence or joint control), the proportionate share of the accumulated exchange differences is reclassified to profit or loss.

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

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

2         Principal accounting policies (continued)

(g)      Property, plant and equipment (continued)

Property, plant and equipment is derecognized when it is disposed of, or is not expected to bring economic benefit through use or disposal. The amount of disposal proceeds arising from sale, transfer, disposal or write-off of the property, plant and equipment less book value and related tax expenses is recorded in ‘operating expenses – others’ in the statement of comprehensive income.

The carrying amount of property, plant and equipment is written down immediately to their recoverable amount when their carrying amount is greater than their recoverable amount (Note 2(l)).

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

Investment properties are stated at cost. Rental income from investment properties is accounted for as described in Note 2(z)(v).

(i)	Power generation licenses

The Group acquired the power generation license as part of the business combination with Tuas Power Ltd. (“Tuas Power”). The power generation license is initially recognized at fair value at the acquisition date. The license has an indefinite useful life and is not amortized. The assessment that the license has an indefinite useful life is based on the expected renewal of power generation license without significant restriction and cost, together with the consideration on related future cash flows generated and the expectation of continuous operations. It is tested annually for impairment and carried at cost less accumulated impairment loss. The useful life of the power generation license is reviewed by the Group each financial period to determine whether events and circumstances continue to support the indefinite useful life assessment.

(j)	Mining rights

Mining rights are stated at cost less accumulated amortization  and impairment losses (Note 2(l)) and are amortized based on the units of production method utilizing only recoverable coal reserves as the depletion base, unless the mining rights are classified as held for sale (or included in a disposal group that is classified as held for sale).

(k)	Goodwill

Goodwill is initially measured at cost, being the excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired and liabilities assumed of the acquiree at the date of acquisition. If the sum of this consideration and other items is lower than the fair value of the net assets acquired, the difference is, after reassessment, recognized in profit or loss as a gain on bargain purchase.

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

2         Principal accounting policies (continued)

(k)	Goodwill (continued)

After initial recognition, goodwill is measured at cost less accumulated impairment losses. Goodwill arising on a business combination is allocated to each cash-generating unit, or groups of cash generating units, that is expected to benefit from the synergies of the combination and is tested for impairment annually or more frequent if events or changes in circumstances indicate that the carrying value may be impaired (Note 2(l)).

On disposal of a cash-generating unit during the year, any attributable amount of purchased goodwill is included in the calculation of the profit or loss on disposal.

(l)	Impairment of non-financial assets

The carrying amounts of property, plant and equipment, mining rights, intangible assets with definite useful lives, right-of-use assets and long-term equity investments not accounted for as financial assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill, indefinite life intangible assets and intangible assets not yet available for use are tested for impairment annually regardless of whether there are indications of impairment or more frequently if events or changes in circumstances indicate a potential impairment. An impairment loss is recognized if the carrying amount of an asset or cash-generating unit (“CGU”) exceeds its recoverable amount.

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

An impairment loss in respect of goodwill is not reversed. Except for goodwill, all impaired non-financial assets are subject to review for possible reversal of impairment at each reporting date. A reversal of an impairment loss is limited to the asset’s carrying amount that would have been determined had no impairment loss been recognized in prior years. Reversals of impairment losses are credited to profit or loss in the year in which the reversals are recognized.

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

2         Principal accounting policies (continued)

(m)	Financial instruments
(i)	Recognition and initial measurement

All financial assets and financial liabilities are initially recognized when the Group becomes a party to the contractual provisions of the instrument.

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

On initial recognition, the Group categorizes financial assets into three principal classification categories: measured at amortized cost, at fair value through other comprehensive income (FVOCI) and at fair value through profit or loss (FVTPL) based on the business model under which the financial asset is managed and its contractual cash flow characteristics.

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

On initial recognition of an equity investment that is not held for trading, the Group may make an irrevocable election to designate the investment at FVOCI (non-recycling) such that subsequent changes in fair value are recognized in other comprehensive income. Such elections are made on an instrument-by-instrument basis, but may only be made if the investment meets the definition of equity from the issuer’s perspective.

The Group assesses the contractual cash flow characteristics of an financial asset whether contractual cash flows are solely payments of principal and interest(“SPPI”). Principal is defined as the fair value of the financial asset on initial recognition. Interest is defined as consideration for the time value of money and for the credit risk associated with the principal amount outstanding during a particular period of time and for other basic lending risks and costs, as well as a profit margin. The Group assesses whether the financial assets contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition. Financial assets with cash flows that are SPPI are classified and measured at amortized cost.

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

2         Principal accounting policies (continued)

(m)	Financial instruments (continued)
(ii)	Classification and subsequent measurement of financial assets (continued)
(1)	Classification of financial assets (continued)

All financial assets not classified as measured at amortized cost or FVOCI as described in the above are measured at FVTPL. On initial recognition, the Group may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI or at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

(2)	Subsequent measurement of financial assets
-	Financial assets at FVTPL

These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss, unless the financial assets are part of a hedging relationship.

-	Financial assets at amortized cost

These assets are subsequently measured at amortized cost using the effective interest method. A gain or loss on a financial asset that is measured at amortized cost and is not part of a hedging relationship shall be recognized in profit or loss when the financial asset is derecognized, through the amortization  process or in order to recognize impairment gains or losses.

-	Debt investments at FVOCI

These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, impairment and foreign exchange gains and losses are recognized in profit or loss. Other net gains and losses are recognized in other comprehensive income. On derecognition, gains and losses accumulated in other comprehensive income are reclassified to profit or loss.

-	Equity investments at FVOCI

These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss. Other net gains and losses are recognized in other comprehensive income and are transferred to retained earnings on derecognition.

(iii)	Classification and subsequent measurement of financial liabilities

Financial liabilities are classified as measured at FVTPL or measured at amortized cost.

-	Financial liabilities at FVTPL

A financial liability is classified as at FVTPL if it is classified as held-for-trading (including derivative financial liability) or it is designated as such on initial recognition.

These liabilities are subsequently measured at fair value and net gains and losses, including any interest expense, are recognized in profit or loss, unless the financial liabilities are part of a hedging relationship.

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

2         Principal accounting policies (continued)

(m)	Financial instruments (continued)
(iii)	Classification and subsequent measurement of financial liabilities (continued)
-	Financial liabilities at amortized cost

These liabilities are subsequently measured at amortized cost using the effective interest method.

(iv)	Offsetting

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

The Group derecognizes a financial asset when one of the following conditions is met:

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

On derecognition of a financial asset in its entirety, the difference between the two amounts below is recognized in profit or loss:

-	the carrying amount of the financial asset transferred (measured at the date of derecognition) and
-	the consideration received, along with the cumulative gain or loss previously recognized in other comprehensive income, for the part derecognized.

The Group derecognizes a financial liability (or part of it) when, and only when, its contractual obligation (or part of it) is discharged or cancelled, or expire.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

2         Principal accounting policies (continued)

(m)	Financial instruments (continued)
(vi)	Credit losses

The Group recognizes loss allowance for expected credit losses (“ECLs”) on the following items:

-	financial assets measured at amortized cost;
-	contract assets as defined in IFRS 15;
-	lease receivables; and
-	debt investments measured at FVOCI.

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

Loss allowances for accounts receivable, lease receivables and contract assets are always measured at an amount equal to lifetime ECLs. ECLs on these financial assets are estimated using a provision matrix based on the Group’s historical credit loss experience, adjusted for factors that are specific to the debtors and an assessment of both the current and forecast general economic conditions at the reporting date.

For all other financial instruments, the Group recognizes a loss allowance equal to 12-month ECLs unless there has been a significant increase in credit risk of the financial instrument since initial recognition or the financial instrument is not determined to have low credit risk at the reporting date, in which cases the loss allowance is measured at an amount equal to lifetime ECLs.

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

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

The Group considers a financial asset to be in default when the borrower is unlikely to pay its credit obligations to the Group in full, without recourse by the Group to actions such as realizing security (if any is held).

Credit-impaired financial assets

At each reporting date, the Group assesses whether financial assets carried at amortized cost and debt investments at FVOCI are credit-impaired. A financial asset is credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

2	Principal accounting policies (continued)
(m)	Financial instruments (continued)
(vi)	Credit losses (continued)

Credit-impaired financial assets (continued)

Evidence that a financial asset is credit-impaired includes the following observable events:

-	significant financial difficulties of the debtor;
-	a breach of contract, such as a default or delinquency in interest or principal payments;
-	for economic or contractual reasons relating to the borrower’s financial difficulty, the Group having granted to the borrower a concession that would not otherwise consider;
-	it becoming probable that the borrower will enter into bankruptcy or other financial reorganization;
-	the disappearance of an active market for that financial asset because of financial difficulties of the issuer.

Presentation of allowance for ECLs

ECLs are remeasured at each reporting date to reflect changes in the financial instrument’s credit risk since initial recognition. Any change in the ECL amount is recognized as an impairment gain or loss in profit or loss.

The Group recognizes an impairment gain or loss for all financial instruments with a corresponding adjustment to their carrying amount through a loss allowance account, except for debt investments that are measured at FVOCI (recycling), for which the loss allowance is recognized in other comprehensive income.

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

Subsequent recoveries of an asset that was previously written off are recognized as a reversal of impairment in profit or loss in the period in which the recovery occurs.

(vii)	Cash flow hedge

Cash flow hedge is a hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with all, or a component of, a recognized asset or liability or a highly probable forecast transaction, and could affect profit or loss.

The hedged items of cash flow hedge are the designated items with respect to the risks associated with future cash flow changes, and can be reliably measurable. Hedging instruments are designated financial instruments for cash flow hedge whose cash flows are expected to offset changes in the cash flows of a hedged item.

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

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

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedge reserve. The cash flow hedge reserve is adjusted to the lower of the following:

-	the cumulative gain or loss on the hedging instrument from inception of the hedge; and
-	the present value of the cumulative change in the hedged expected future cash flows from inception of the hedge.

The portion of the gain or loss on the hedging instrument that is determined to be an effective hedge shall be recognized in other comprehensive income. Any remaining gain or loss on the hedging instrument is hedge ineffectiveness that shall be recognized in profit or loss.

On rebalancing, the hedge ineffectiveness of the hedging relationship is determined and recognized immediately before adjusting the hedging relationship. Adjusting the hedge ratio allows an entity to respond to changes in the relationship between the hedging instrument and the hedged item that arise from their underlyings or risk variables. The Group adjusts the hedge ratio by increasing the volume of the hedged items or hedging instruments. Hence, increases in volumes refer to the quantities that are part of the hedging relationship, and decreases in volumes are not part of the hedging relationship.

The amount accumulated in the hedging reserve and the cost of hedging reserve is reclassified to profit or loss in the same period or periods during which the hedged expected future cash flows affect profit or loss.

When the hedged forecast transaction subsequently results in the recognition of a non-financial item, the amount accumulated in the hedging reserve and the cost of hedging reserve is included directly in the initial cost of the non-financial item when it is recognized.

If the amount that has been accumulated in the cash flow hedge reserve is a loss and the Group expects that all or a portion of that loss will not be recovered in one or more future periods, the Group immediately reclassifies the amount that is not expected to be recovered in profit or loss.

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

2Principal accounting policies (continued)

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

Dividend distribution to the shareholders of the Group is recognized as a liability in the period when the dividend is approved in the shareholders’ meeting.

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
(ii)	has significant influence over the Group; or

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

2Principal accounting policies (continued)

(p)	Related parties (continued)
(iii)	is a member of the key management personnel of the Group or of a parent of the Group;

or

(b)	the party is an entity where any of the following conditions applies:
(i)	the entity and the Group are members of the same group;
(ii)	one entity is an associate or joint venture of the other entity (or of a parent, subsidiary or fellow subsidiary of the other entity);
(iii)	the entity and the Group are joint ventures of the same third party;
(iv)	one entity is a joint venture of a third entity and the other entity is an associate of the third entity;
(v)	the entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group;
(vi)	the entity is controlled or jointly controlled by a person identified in (a);
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

(r)	Borrowings

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

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

2Principal accounting policies (continued)

(t)	Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction, net of tax, from the proceeds.

(u)	Other equity instruments

Perpetual corporate bonds and other equity instruments are classified as equity if they are non-redeemable, or redeemable only at the Company’s option, and any interests or dividends are discretionary. Interests or dividends on such instruments classified as equity are recognized as distributions within equity. When these equity instruments are redeemed according to the contractual terms, the redemption price is charged to equity.

(v)	Payables

Payables primarily include accounts payable and other liabilities, and are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

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

The subsidiaries in Pakistan are subject to goods and service tax of the country where they operate. The applicable tax rates in respect of capacity payment, operation and maintenance services and sales of power are 0%, 16% and 17% respectively on the taxable revenue.

(iii)	Current and deferred income tax

The income tax expense for the period comprises current and deferred income tax. Income tax expense is recognized in profit or loss, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

Deferred income tax assets and liabilities are recognized based on the differences between tax bases of assets and liabilities and respective book values (temporary differences). For deductible tax losses or tax credit that can be brought forward in accordance with tax law requirements for deduction of taxable income in subsequent years, it is considered as temporary differences and related deferred income tax assets are recognized. No deferred income tax liability is recognized for temporary differences arising from initial recognition of goodwill. For those temporary differences arising from initial recognition of an asset or liability in a non-business combination transaction that affects neither accounting profit nor taxable profit (or deductible loss) at the time of the transaction, no deferred income tax asset and liability is recognized. For the temporary differences relating to investments in subsidiaries to the extent that, in the case of taxable differences, the Group controls the timing of the reversal and it is probable that the differences will not reverse in the foreseeable future, or in the case of deductible differences, unless it is probable that they will reverse in the future, no deferred income tax asset and liability is recognized.

The Group recognizes deferred income tax assets to the extent that it is probable that taxable profit will be available to offset the deductible temporary difference, deductible tax loss and tax credit.

At the end of the reporting period, deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

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

Deferred income tax assets and deferred income tax liabilities are offset when all the conditions below are met:

(1)	The Group has the legally enforceable right to offset current income tax assets and current income tax liabilities;
(2)	Deferred income tax assets and deferred income tax liabilities are related to the income tax levied by the same tax authority of the Group.
(x)	Employee benefits

Employee benefits include all expenditures relating to the employees for their services. The Group recognizes employee benefits as liabilities during the accounting period when employees render services and allocate to related cost of assets and expenses based on different beneficiaries.

In connection with pension obligations, the Group operates various defined contribution plans in accordance with the local conditions and practices in the countries and provinces in which it operate. A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate publicly administered pension insurance plan on mandatory and voluntary bases. The Group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods. The contributions are recognized as employee benefits when incurred. Prepaid contributions are recognized as assets to the extent that a cash refund or a reduction in the future payment is available.

(y)	Government grants

Government grants are recognized when the Group fulfils the conditions attached to them and they are probable to be received. When government grants are received in the form of monetary assets, they are measured at the amount received or receivable. When the grant is in the form of non-monetary assets, it is measured at fair value. When fair value cannot be measured reliably, a nominal amount is assigned.

Asset-related government grant is recognized as deferred income and is amortized evenly in profit or loss over the useful lives of related assets.

Income-related government grant that is used to compensate subsequent related expenses or losses of the Group is recognized as deferred income and recorded in profit or loss when related expenses or losses are incurred. When the grant is used to compensate expenses or losses that were already incurred, they are directly recognized in the current period profit or loss.

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

2	Principal accounting policies (continued)
(z)	Revenue and other income

Income is increases in economic benefits during the accounting period in the form of inflows or enhancements of assets or decreases of liabilities that result in an increase in equity, other than those relating to contributions from equity participants.

Revenue is recognized when (or as) the Group satisfies a performance obligation in the contract by transferring the control over a promised good or service to a customer.

When two or more performance obligations are identified, the Group allocates the transaction price to each performance obligation identified in the contract on a relative stand-alone selling price basis at contract inception and recognizes as revenue the amount of the transaction price that is allocated to that performance obligation.

Transaction price is the amount of consideration to which the Group expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties. Revenue is only recognized to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur. The Group recognizes a refund liability if the entity receives consideration from a customer and expects to refund some or all of that consideration to the customer. Where the contract contains a significant financing component, the Group recognizes revenue at an amount that reflects the price that a customer would have paid for the promised goods or services if the customer had paid cash for those goods or services when (or as) they transfer to the customer. The difference between the promised amount of consideration and its present value is amortized using the effective interest rate. The Group will not adjust the promised amount of consideration for the effects of a significant financing component if the Group expects, at contract inception, that the period between when the Group transfers a promised good or service to a customer and when the customer pays for that good or service will be one year or less. A performance obligation is satisfied over time if one of the following criteria is met:

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

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

2	Principal accounting policies (continued)
(z)	Revenue and other income (continued)

A contract asset is the Group’s right to consideration in exchange for goods or services that the Group has transferred to a customer when that right is conditional on something other than the passage of time and an impairment of a contract asset is measured using the ECL model (Note 2(m)(vi)). The Group presents any unconditional rights to consideration separately as a receivable. The Group’s obligation to transfer goods or services to a customer for which the Group has received consideration (or the amount is due) from the customer is present as a contract liability.

Further details of revenue and income recognition policies are as follows:

(i)	Sale of power

Revenue is recognized upon transmission of electricity to the power grid when the control of the electricity is transferred at the same time.

(ii)	Sale of heat

Revenue is recognized upon transmission of heat to the customers when the control of the heat is transferred at the same time.

(iii)	Service revenue

Service revenue refers to amounts received from port service, transportation service, maintenance service and heating pipeline service that is recognized over time during the provision of service, using an input method to measure progress towards complete satisfaction of the service, because the customer simultaneously receives and consumes the benefits provided by the Group. Revenue is recognized on a straight-line basis because the entity's inputs are expended evenly throughout the performance period.

(iv)	Coal and raw material sales revenue

Revenue is recognized when the control of the fuel and materials is transferred to the customers.

(v)	Rental income from operating leases

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

Dividend income is recognized when the shareholders' right to receive payment has been established, it is probable that the economic benefits associated with the dividend will flow to the Group and the amount of the dividend can be measured reliably.

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

2	Principal accounting policies (continued)
(z)	Revenue and other income (continued)
(vii)	Interest income

Interest income from deposits is recognized on a time proportion basis using the effective interest method. Interest income from finance leases is recognized on a basis that reflects a constant periodic rate of return on the net investment in the finance lease.

(aa)	Contract cost

Contract costs are either the incremental costs of obtaining a contract with a customer or the costs to fulfil a contract with a customer.

Incremental costs of obtaining a contract are those costs that the Group incurs to obtain a contract with a customer that it would not have incurred if the contract had not been obtained e.g. an incremental sales commission. Incremental costs of obtaining a contract are capitalized when incurred if the costs relate to revenue which will be recognized in a future reporting period and the costs are expected to be recovered. Other costs of obtaining a contract are expensed when incurred.

If the costs incurred in fulfilling a contract with a customer are not within the scope of another Standard such as IAS 2 Inventories, the Group recognizes an asset from the costs incurred to fulfil a contract only if those costs meet all of the following criteria:

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

Amortization of capitalized contract costs is charged to profit or loss when the revenue to which the asset relates is recognized. The accounting policy for revenue recognition is set out in Note 2(z). Contract costs are recognized as an expense when incurred if the amortization period of the asset that the Group otherwise would have recognized is one year or less.

Impairment losses are recognized to the extent that the carrying amount of the contract cost asset exceeds the net of:

(i)	remaining amount of consideration that the Group expects to receive in exchange for the goods or services to which the asset relates, less
(ii)	any costs that relate directly to providing those goods or services that have not yet been recognized as expenses.
(ab)	Leases

The Group assesses at contract inception whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

2	Principal accounting policies (continued)

(ab)    Leases (continued)

Group as a lessee

The Group applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Group recognizes lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

At inception or on reassessment of a contract that contains a lease component and non-lease component(s), the Group adopts the practical expedient not to separate non-lease component(s) and to account for the lease component and the associated non-lease component(s) (e.g., property management services for leases of properties) as a single lease component.

(i)	Right-of-use assets

Right-of-use assets are recognized at the commencement date of the lease (that is the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and any impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease terms and the estimated useful lives of the assets as follows:

Buildings	3 – 10	years
Electric utility plant in service	3 – 12	years
Transportation facilities	30	years
Land use rights	10 – 50	years
Others	5 – 50	years

If ownership of the leased asset transfers to the Group by the end of the lease term or the cost reflects the exercise of a purchase option, depreciation is calculated using the estimated useful life of the asset.

(ii)	Lease liabilities

Lease liabilities are recognized at the commencement date of the lease at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for termination of a lease, if the lease term reflects the Group exercising the option to terminate the lease. The variable lease payments that do not depend on an index or a rate are recognized as an expense in the period in which the event or condition that triggers the payment occurs.

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

2	Principal accounting policies (continued)

(ab)    Leases (continued)

Group as a lessee (continued)

(ii)	Lease liabilities (continued)

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

(iii)	Short-term leases and leases of low-value assets

The Group has elected not to recognize right-of-use assets and lease liabilities for its short-term leases (elected by class of underlying asset) of certain offices and apartments for employees (that is those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the recognition exemption for leases of low-value assets (elected on a lease by lease basis) to leases of office equipment that is considered to be of low value (i.e., below RMB30,000). Instead, the Group recognizes the lease payments associated with those leases as an expense on a straight-line basis over the lease term.

Group as a lessor

When the Group acts as a lessor, it classifies at lease inception (or when there is a lease modification) each of its leases as either an operating lease or a finance lease.

Leases in which the Group does not transfer substantially all the risks and rewards incidental to ownership of an asset are classified as operating leases. When a contract contains lease and non-lease components, the Group allocates the consideration in the contract to each component on a relative stand-alone selling price basis. Rental income is accounted for on a straight-line basis over the lease terms and is included in revenue in the statement of comprehensive income due to its operating nature. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the same basis as rental income. Contingent rents are recognized as revenue in the period in which they are earned.

Leases that transfer substantially all the risks and rewards incidental to ownership of an underlying asset to the lessee are accounted for as finance leases. At the commencement date, the cost of the leased asset is capitalized at the present value of the lease payments and related payments (including the initial direct costs), and presented as a receivable at an amount equal to the net investment in the lease. The finance income of such leases is recognized in the statement of comprehensive income so as to provide a constant periodic rate of charge over the lease terms.

(ac)	Contingencies

Contingent liabilities are not recognized in the financial statements. They are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote. Contingent assets are not recognized in the financial statements but disclosed when an inflow of economic benefit is probable.

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

2         Principal accounting policies (continued)

(ad)	Fair value management

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

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

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

For assets and liabilities that are recognized in the financial statements on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by reassessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

(ae)	Research and development costs

All research costs are charged to the statement of profit or loss as incurred.

Expenditure incurred on projects to develop new products is capitalized and deferred only when the Group can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the project and the ability to measure reliably the expenditure during the development.  Product development expenditure which does not meet these criteria is expensed when incurred.

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

2         Principal accounting policies (continued)

(af)	Issued but not yet effective International Financial Reporting Standards

The new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Group’s financial statements are disclosed below. The Group intends to adopt these new and amended standards and interpretations, if applicable, when they become effective.

Amendments to IAS 1	Classification of Liabilities as Current or Non-current
Amendments to IFRS 3	Reference to the Conceptual Framework
Amendments to IAS 16	Property, Plant and Equipment: Proceeds before Intended Use
Amendments to IAS 37	Onerous Contracts - Cost of Fulfilling a Contract
Amendments to IFRS 10	Sale or Contribution of Assets between an Investor and IAS 28 and its Associate or Joint Venture
Amendments to IFRS 9,
IAS 39, IFRS 7,
IFRS 4 and IFRS 16	Interest Rate Benchmark Reform - Phase 2
Annual Improvements to IFRSs 2018-2020	Amendments to IFRS 9 and Illustrative Examples accompanying IFRS 16

(i)	Amendments to IAS 1 Classification of Liabilities as Current or Non-current

In January 2020, the IASB issued amendments to paragraphs 69 to 76 of IAS 1 to specify the requirements for classifying liabilities as current or non-current. The amendments clarify:

-	What is meant by a right to defer settlement
-	That a right to defer must exist at the end of the reporting period
-	That classification is unaffected by the likelihood that an entity will exercise its deferral right
-	That only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification

The amendments are effective for annual reporting periods beginning on or after 1 January 2023 and must be applied retrospectively. The Group is currently assessing the impact that the amendments will have on current practice and whether existing loan agreements may require renegotiation.

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

2         Principal accounting policies (continued)

(af)	Issued but not yet effective International Financial Reporting Standards (continued)
(ii)	Amendments to IFRS 3 Reference to the Conceptual Framework

Amendments to IFRS 3 are intended to replace a reference to the previous Framework for the Preparation and Presentation of Financial Statements with a reference to the Conceptual Framework for Financial Reporting issued in June 2018 without significantly changing its requirements.  The amendments also add to IFRS 3 an exception to its recognition principle for an entity to refer to the Conceptual Framework to determine what constitutes an asset or a liability. The exception specifies that, for liabilities and contingent liabilities that would be within the scope of IAS 37 or IFRIC-Int 21 if they were incurred separately rather than assumed in a business combination, an entity applying IFRS 3 should refer to IAS 37 or IFRIC-Int 21 respectively instead of the Conceptual Framework. Furthermore, the amendments clarify that contingent assets do not qualify for recognition at the acquisition date. The Group expects to adopt the amendments prospectively from 1 January 2022. Since the amendments apply prospectively to business combinations for which the acquisition date is on or after the date of first application, the Group will not be affected by these amendments on the date of transition.

(iii)	Amendments to IAS 16 Property, Plant and Equipment: Proceeds before Intended Use

In May 2020, the IASB issued Property, Plant and Equipment — Proceeds before Intended Use, which prohibits entities deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognizes the proceeds from selling such items, and the costs of producing those items, in profit or loss.

The amendments are effective for annual reporting periods beginning on or after 1 January 2022 and must be applied retrospectively to items of property, plant and equipment made available for use on or after the beginning of the earliest period presented when the entity first applies the amendments.

The amendments are not expected to have a material impact on the Group.

(iv)	Amendments to IAS 37 Onerous Contracts – Costs of Fulfilling a Contract

In May 2020, the IASB issued amendments to IAS 37 to specify which costs an entity needs to include when assessing whether a contract is onerous or loss-making.

The amendments apply a “directly related cost approach”. The costs that relate directly to a contract to provide goods or services include both incremental costs and an allocation of costs directly related to contract activities. General and administrative costs do not relate directly to a contract and are excluded unless they are explicitly chargeable to the counterparty under the contract.

The amendments are effective for annual reporting periods beginning on or after 1 January 2022. The Group will apply these amendments to contracts for which it has not yet fulfilled all its obligations at the beginning of the annual reporting period in which it first applies the amendments. The amendment is not expected to have a material impact on the Group.

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

2         Principal accounting policies (continued)

(af)	Issued but not yet effective International Financial Reporting Standards (continued)
(v)	Amendments to IFRS 10 and IAS 28 Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

The amendments address an inconsistency between the requirements in IFRS 10 and in IAS 28 in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The amendments require a full recognition of a gain or loss when the sale or contribution of assets between an investor and its associate or joint venture constitutes a business. For a transaction involving assets that do not constitute a business, a gain or loss resulting from the transaction is recognized in the investor’s profit or loss only to the extent of the unrelated investor’s interest in that associate or joint venture. The mandatory effective date for this amendment is not yet determined but early adoption is permitted. The amendments are not expected to have any significant impact on the Group’s financial statements.

(vi)	Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 Interest Rate Benchmark Reform - Phase 2

The amendments address issues not dealt with in the previous amendments which affect financial reporting when an existing interest rate benchmark is replaced with an alternative RFR. The Phase 2 amendments provide a practical expedient to allow the effective interest rate to be updated without adjusting the carrying amount when accounting for changes in the basis for determining the contractual cash flows of financial assets and liabilities, if the change is a direct consequence of the interest rate benchmark reform and the new basis for determining the contractual cash flows is economically equivalent to the previous basis immediately preceding the change.  In addition, the amendments permit changes required by the interest rate benchmark reform to be made to hedge designations and hedge documentation without the hedging relationship being discontinued. Any gains or losses that could arise on transition are dealt with through the normal requirements of IFRS 9 to measure and recognize hedge ineffectiveness. The amendments also provide a temporary relief to entities from having to meet the separately identifiable requirement when an RFR is designated as a risk component. The relief allows an entity, upon designation of the hedge, to assume that the separately identifiable requirement is met, provided the entity reasonably expects the RFR risk component to become separately identifiable within the next 24 months.  Furthermore, the amendments require an entity to disclose additional information to enable users of financial statements to understand the effect of interest rate benchmark reform on an entity’s financial instruments and risk management strategy. The amendments are effective for annual periods beginning on or after 1 January 2021 and shall be applied retrospectively, but entities are not required to restate the comparative information.

The Group had certain interest-bearing bank borrowings denominated in foreign currencies based on the London Interbank Offered Rate (“LIBOR”) as at 31 December 2020. If the interest rates of these borrowings are replaced by RFRs in a future period, the Group will apply this practical expedient upon the modification of these borrowings when the “economically equivalent” criterion is met and expects that no significant modification gain or loss will arise as a result of applying the amendments to these changes.

(vii)	Annual Improvements to IFRSs 2018-2020 Amendments to IFRS 9 and Illustrative Examples accompanying IFRS 16

Annual Improvements to IFRSs 2018-2020 sets out amendments to IFRS 9 and Illustrative Examples accompanying IFRS 16. Details of the amendments that are expected to be applicable to the Group are as follows:

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

2         Principal accounting policies (continued)

(af)	Issued but not yet effective International Financial Reporting Standards (continued)
(vii)	Annual Improvements to IFRSs 2018-2020 Amendments to IFRS 9 and Illustrative Examples accompanying IFRS 16 (continued)

IFRS 9 Financial Instruments: clarifies the fees that an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. These fees include only those paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf. An entity applies the amendment to financial liabilities that are modified or exchanged on or after the beginning of the annual reporting period in which the entity first applies the amendment. The amendment is effective for annual periods beginning on or after 1 January 2022. Earlier application is permitted. The amendment is not expected to have a significant impact on the Group’s financial statements.

IFRS 16 Leases removes the illustration of payments from the lessor relating to leasehold improvements in Illustrative Example 13 accompanying IFRS 16. This removes potential confusion regarding the treatment of lease incentives when applying IFRS 16. It is not expected to have a material impact on the Group.

3	Financial and capital risks management
(a)	Financial risk management

Risk management, including the management on financial risks, is carried out under the instructions of the Strategic Committee of the Board of Directors and the Risk Management Team. The Group works out general principles for overall management as well as management policies covering specific areas. In considering the importance of risks, the Group identifies and evaluates risks at head office and individual power plant level, and requires analysis and proper communication of the information collected periodically.

SinoSing Power and its subsidiaries and Huaneng Shandong Ruyi (Pakistan) Energy (Private) Co., Ltd. (“Ruyi Pakistan Energy”) and Shandong Huatai Electric Power Operation & Maintenance (Private) Co., Ltd., the subsidiaries of Hong Kong Energy, are subject to financial risks that are different from the entities operating within the PRC. They have a series of controls in place to maintain the cost of risks occurring and the cost of managing the risks at an acceptable level. Management continually monitors the risk management process to ensure that an appropriate balance between risk and control is achieved. SinoSing Power and its subsidiaries and Ruyi Pakistan Energy have their written policies and financial authorization limits in place which are reviewed periodically. These financial authorization limits seek to mitigate and eliminate operational risks by setting approval thresholds required for entering into contractual obligations and investments.

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

3         Financial and capital risks management (continued)

(a)	Financial risk management (continued)
(i)	Market risk
(1)	Foreign exchange risk

Foreign exchange risk of the entities operating within the PRC primarily arises from loans denominated in foreign currencies of the Group. SinoSing Power and its subsidiaries are exposed to foreign exchange risk on bank balances, accounts receivable, other receivables and assets, accounts payable, long-term bonds and other liabilities that are denominated primarily in US$, a currency other than Singapore dollar (“S$”), their functional currency. Ruyi Pakistan Energy is exposed to foreign exchange risk on bank balances, financial lease receivables, accounts payable and other liabilities and long-term loans that are denominated primarily in US$, a currency other than Pakistan rupee (“PKR”), their functional currency. The Group manages exchange risk through closely monitoring interest and exchange market.

As at 31 December 2020, if RMB had weakened/strengthened by 5% (2019: 5%) against US$ and 3% (2019: 3%) against EUR (“€”) with all other variables constant, the Group would further recognize an exchange loss/gain amounting RMB51 million (2019: RMB77 million) and RMB3 million (2019: RMB4 million), respectively. The ranges of such sensitivity disclosed above were based on the observation on the historical trend of related exchange rates during the previous year under analysis.

As at 31 December 2020, if S$ had weakened/strengthened by 10% (2019:10%) against US$ with all other variables constant, SinoSing Power and its subsidiaries would further recognize exchange loss/gain amounting RMB418 million (2019:loss/gain RMB39 million). The range of such sensitivity disclosed above was based on the management’s experience and forecast.

SinoSing Power and its subsidiaries also are exposed to foreign exchange risk on fuel purchases that are denominated primarily in US$. They substantially hedge their estimated foreign currency exposure in respect of forecast fuel purchases over the next three months using primarily foreign currency contracts.

As at 31 December 2020, if PKR had weakened/strengthened by 5% (2019: 5%) against US$ with all other variables constant, Ruyi Pakistan Energy would further recognize an exchange gain/loss amounting RMB78 million (2019: RMB3 million). The range of such sensitivity disclosed above was based on the management’s experience and forecast.

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

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

3	Financial and capital risks management (continued)
(a)	Financial risk management (continued)
(i)	Market risk (continued)
(2)	Price risk (continued)

Detailed information relating to the other equity instrument investments is disclosed in Note 10. The Group closely monitors the pricing trends in the open market in determining its long-term strategic stakeholding decisions.

The Group is exposed to fuel price risk on fuel purchases. In particular, SinoSing Power and its subsidiaries use fuel oil swaps to hedge against such a risk and designate them as cash flow hedges. Please refer to Note 13 for details.

(3)	Cash flow interest rate risk

The interest rate risk of the Group primarily arises from loans. Loans borrowed at variable rates expose the Group to cash flow interest rate risk. The exposures of these risks are disclosed in Note 23 and 29 to the financial statements. The Group has entered into interest rate swap agreements with banks to hedge against a portion of cash flow interest rate risk.

As at 31 December 2020, if interest rates on RMB-denominated borrowings had been 50 basis points higher/lower with all other variables held constant, interest expense for the year would have been RMB812 million (2019: RMB746 million) higher/lower. If interest rates on US$-denominated borrowings had been 50 basis points higher/lower with all other variables held constant, interest expense for the year would have been RMB48 million (2019: RMB57 million) higher/lower. If interest rates on S$-denominated borrowings had been 100 basis points higher/lower with all other variables held constant, interest expense for the year would have been RMB70 million (2019: RMB79 million) higher/lower. The ranges of such sensitivity disclosed above were based on the observation on the historical trend of related interest rates during the previous year under analysis.

TP-STM Water Resources Pte. Ltd. (“TPSTMWR”) also entered into a number of floating-to-fixed interest rate swap agreements to hedge against cash flow interest rate risk of loans.

According to the interest rate swap agreements, TPSTMWR agrees with the counterparty to settle the difference between fixed contract rates and floating-rate interest amounts calculated by reference to the agreed notional amount quarterly until 2044. Please refer to Note 13 for details.

(ii)	Credit risk

Credit risk arises from bank deposits, accounts receivable, contract assets, other receivables and assets and other non-current assets. The maximum exposures of contract assets, other non-current assets, other receivables and assets, accounts receivable and bank deposits are disclosed in Note 5(c), 15, 17, 18 and 34 to the financial statements, respectively.

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

3	Financial and capital risks management (continued)
(a)	Financial risk management (continued)
(ii)	Credit risk (continued)

Bank deposits are placed with reputable banks and financial institutions. In addition, a significant portion is deposited with a non-bank financial institution which is a related party of the Group. The Group has a director on the Board of this non-bank financial institution and exercises influence. Corresponding maximum exposures of these bank deposits are disclosed in Note 35 (a)(i) to the financial statements.

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

Pursuant to Cai Jian [2020] No. 4 Opinions on the Promotion of Healthy Development over Non-water Renewable Energy Power Generation jointly issued by the Ministry of Finance, the National Development and Reform Commission and the National Energy Administration in January 2020, the application process of renewable energy tariff premium has been further simplified to file the project tariff supplementary information on the National Renewable Energy Information Management Platform. The tariff premium receivables are settled in accordance with prevailing government policies and prevalent payment trends of the Ministry of Finance. There is no due date for settlement. The directors are of the opinion that the application process will be completed in due course and these trade receivables from tariff premium are fully recoverable considering there were no bad debt experiences with the grid companies in the past and such tariff premium is funded by the PRC government. On 20 January 2020, the Ministry of Finance, the National Development and Reform Commission and the National Energy Administration jointly issued Cai Jian [2020] No. 5 Notice on the Measures for Administration of Funds for Tariff Premium of Renewable Energy and abolished the Notice on the Interim Measures for Administration of Subsidy Funds for Tariff Premium of Renewable Energy issued in 2012. The new measures clarified that the total amount of funds for tariff premium will be determined by the Ministry of Finance in accordance with the principle of determining expenditure by revenue, and the capacity of newly installed renewable energy projects within the premium scope will be determined by the National Development and Reform Commission and the Energy Administration. At the same time, the stock projects included in the annual construction plan could be enrolled in the list of subsidies after approved by the power grid company. As at 31 December 2020, most of the Group’s related projects have been approved for the tariff premium of renewable energy and certain projects are in the process of applying for the approval.

Singapore subsidiaries derive revenue mainly from the sale of electricity to the National Electricity Market of Singapore operated by Energy Market Company Pte. Ltd., which does not have high credit risk. Singapore subsidiaries also derive revenue mainly from retailing electricity to consumers with monthly consumption of more than 2,000kWh. These customers engage in a wide spectrum of manufacturing and commercial activities in a variety of industries. Singapore subsidiaries also entered into a build-operate-transfer agreement with a Singapore government related entity for certain water related projects, the projects were still in construction phase and thus contract assets were recognized accordingly, and the Singapore government related entity does not have high credit risk.

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

3	Financial and capital risks management (continued)
(a)	Financial risk management (continued)
(ii)	Credit risk (continued)

Ruyi Pakistan Energy derives revenue from the sale of electricity to CPPA-G, which is measured on the basis of lifetime ECLs. The loss allowances recognized during the year were RMB68 million.

Finance lease receivables are mainly from a domestic related party, business enterprises in Singapore and CPPA-G in Pakistan. As the related party and Singapore local enterprises have a good track of records and no historical losses have incurred, the Group concluded that these receivables have low credit risk and remote possibility of default. The finance lease receivables from CPPA-G are secured against the sovereign guarantee issued by the Government of Pakistan pursuant to the designated agreement. The ECLs of the finance lease receivables are measured on the basis of lifetime ECLs, and a 0.03% of risk of default against the Government of Pakistan is considered during the assessment. The ECLs relating to the finance lease receivables recognized during the year were RMB0.09 million.

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

	Gross carrying
Accounts receivable and contract assets	amount	Loss allowance

Current (not past due)	35,854,768	—
Within 1 year past due	2,327,113	7,394
1 - 3 years past due	91,370	24,275
More than 3 years past due	128,071	124,260
	38,401,322	155,929

	Gross carrying
Other receivables	amount	Loss allowance

Current (not past due)	2,244,414	150,898
Within 1 year past due	—	—
1 - 3 years past due	—	—
More than 3 years past due	41,274	36,777
	2,285,688	187,675

Expected loss rates are based on actual loss experience over the past 5 years. These rates are adjusted to reflect differences between economic conditions during the period over which the historic data has been collected, the current conditions, and the Group’s view of economic conditions over the expected lives of the receivables.

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

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

Financial liabilities due within 12 months are presented as current liabilities in the statement of financial position. The cash flows of derivative financial liabilities and repayment schedules of the long-term loans, long-term bonds and lease liabilities are disclosed in Notes 13, 23, 24 and 41, respectively.

(b)	Fair value estimation
(i)	Fair value measurements

The following table presents the assets and liabilities that are measured at fair value at 31 December 2020 on a recurring basis.

	Level 1	Level 2	Level 3	Total
Recurring fair value measurements
Assets
Accounts receivable at fair value through other comprehensive income (Note 18)	—	1,255,888	—	1,255,888
Derivatives used for hedging (Note 13)	—	184,733	—	184,733
Other equity instrument investments (Note 10)	6,662	—	658,284	664,946
Total assets	6,662	1,440,621	658,284	2,105,567
Liabilities
Derivatives used for hedging (Note 13)	—	295,001	—	295,001
Total liabilities	—	295,001	—	295,001

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

3	Financial and capital risks management (continued)
(b)	Fair value estimation (continued)
(i)	Fair value measurements (continued)

The following table presents the assets and liabilities that are measured at fair value at 31 December 2019 on a recurring basis.

	Level 1	Level 2	Level 3	Total
Recurring fair value measurements
Assets
Financial assets at fair value through profit or loss
– Trading derivatives (Note 13)	—	4,601	—	4,601
– Contingent consideration (Note i)	—	—	457,727	457,727
Accounts receivable at fair value through other comprehensive income (Note 18)	—	1,364,579	—	1,364,579
Derivatives used for hedging (Note 13)	—	86,686	—	86,686
Other equity instrument investments (Note 10)	8,390	—	770,828	779,218
Total assets	8,390	1,455,866	1,228,555	2,692,811
Liabilities
Financial liabilities at fair value through profit or loss
– Trading derivatives (Note 13)	—	2,987	—	2,987
Derivatives used for hedging (Note 13)	—	447,721	—	447,721
Total liabilities	—	450,708	—	450,708

Note i: The Company acquired several subsidiaries including Huaneng Shandong Power Generation Co., Ltd. (“Shandong Power”) from Huaneng Group. The acquisition was completed on 1 January 2017. According to the profit compensation agreement associated with the acquisition, Huaneng Group should compensate the Company in cash based on the shortfall of accumulated actual net profit compared with the accumulated forecast net profits of certain subsidiaries of Shandong Power during the compensation period from year 2017 to 2019. As at 31 December 2019, the fair value of the above-mentioned contingent consideration from Huaneng Group amounting to RMB458 million was recorded in other receivables and assets. As at 31 December 2020, the Company has recovered all the above compensation.

The fair value of financial instruments traded in active markets is based on quoted market prices at the end of the reporting period. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by the Group is the current bid price. These instruments are included in level 1. As at 31 December 2020, instruments included in level 1 were equity instruments in listed securities designated as financial assets measured at fair value through other comprehensive income.

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

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

3	Financial and capital risks management (continued)
(b)	Fair value estimation (continued)
(i)	Fair value measurements (continued)

Specific valuation techniques used to value financial instruments include:

●	The forward exchange contracts and fuel oil swaps are both valued using quoted market prices or dealer quotes for similar instruments.
●	The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows based on observable yield curves.
●	The fair values of accounts receivable at fair value through other comprehensive income were measured using the discounted cash flows model. The model incorporates various market observable inputs including the annualized yields of similar securitization products and interest rate curves. The carrying amounts of accounts receivable are the same as their fair values.
●	The contingent consideration is valued using discounted cash flows. The valuation model considers the present value of the expected future receivables discounted using a risk-adjusted discounted rate. As at 31 December 2020, there were no contingent considerations of the Group. As at 31 December 2019, the expected contingent considerations were determined based on the audited financial statements of the acquired entities for the year ended 31 December 2019.
●	The material other equity instrument investments in unlisted securities are valued using a market-base valuation technique based on assumptions that are not supported by observable market prices or rates. The Group determines comparable public companies based on industry, size, leverage and strategy and calculates an appropriate price multiple, such as price to book (“P/B”) multiple and price earnings ratio (“P/E”) for each comparable company identified.

Below is a summary of significant unobservable inputs to the valuation of financial instruments together with a quantitative sensitivity analysis as at 31 December 2020:

Significant
	Valuation technique	Unobservable input	Range	Sensitivity of fair value to the input

Unlisted equity investments	Valuation multiples	Average P/B	2020: 1.06 to 1.17	10% increase/decrease in multiple would result in increase/decrease in fair value by RMB57.88 million.
		Average P/E	2020: 12.60 to 13.86	10% increase/decrease in multiple would result in increase/decrease in fair value by RMB2.44 million.
		Discount for lack of marketability	2020: 21.33% to 28.65%	10% increase/decrease in multiple would result in decrease/increase in fair value by RMB20.39 million.

The discount for lack of marketability represents the amounts of premiums and discounts determined by the Group that market participants would take into account when pricing the investments.

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

3	Financial and capital risks management (continued)
(b)	Fair value estimation (continued)
(i)	Fair value measurements (continued)

During the year ended 31 December 2020 and 2019, there were no transfers of financial instruments between level 1 and level 2, or transfers into or out of level 3.

The movements during the year in the balance of the level 3 fair value measurements are as follows:

	As at 31 December
	2020	2019
Contingent consideration
Beginning of the year	457,727	991,383
Movements:
Gains on fair value changes	—	17,175
Profit compensation received from Huaneng Group	(457,727)	(550,831)
End of the year	—	457,727
Total gains for the year included in profit or loss for assets held at the end of the reporting period	—	17,175

	As at 31 December
	2020	2019
Other equity instrument investments
Beginning of the year	770,828	2,074,861
Addition	61,713	7,450
Disposal	—	(1,250,000)
Fair value changes	(174,257)	(61,483)
End of the year	658,284	770,828
Changes in fair value recognized in other comprehensive income for the year	(130,692)	(46,113)

(ii)	Fair value disclosures

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

The estimated fair value of long-term loans and long-term bonds (both including current maturities) was approximately RMB131.72 billion and RMB33.12 billion as at 31 December 2020 (2019: RMB133.79 billion and RMB31.64 billion), respectively. The aggregate book value of these liabilities was approximately RMB131.89 billion and RMB33.06 billion as at 31 December 2020 (2019: RMB134.02 billion and RMB31.29 billion), respectively.

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

3	Financial and capital risks management (continued)
(c)	Capital risk management

The objectives of the Group for managing capital are to safeguard the ability of the Group in continuing as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

The Group monitors capital by using debt ratio analysis. This ratio is calculated as total liabilities (sum of current liabilities and non-current liabilities) divided by total assets as shown in the consolidated statement of financial position. During 2020, the strategy of the Group's capital management remained unchanged from 2019. The debt ratio of the Group as at 31 December 2020 was 66.30% (2019: 69.55%).

4	Critical accounting estimates and judgements

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

(a)	Accounting estimates on impairment of goodwill

In accordance with the accounting policies stated in Note 2(l), the Group performs annual tests on whether goodwill has suffered any impairment or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. The recoverable amounts of CGU or CGUs to which goodwill has been allocated are determined based on value-in-use calculations. The annual goodwill impairment assessment is complex because the determination of the recoverable amount of the underlying CGUs involves significant estimates and judgements, including the future sales volumes, fuel prices, gross margin and terminal growth rate used to estimate future cash flows and discount rates applied to these forecasted future cash flows of the underlying CGUs. These estimates and judgements may be significantly affected by changes in future market or economic conditions.

(b)	Accounting estimates on impairment of a power generation license

In accordance with the accounting policies stated in Note 2(l), the Group performs annual tests on whether its power generation license have suffered any impairment. The recoverable amounts of the power generation license are determined based on value-in-use calculations. The annual impairment assessment of the power generation license is complex because the determination of the recoverable amount involves estimates and judgements, including the future sales volumes, fuel prices, gross margin and terminal growth rate used to estimate future cash flows and discount rates applied to these forecasted future cash flows. These estimates and judgements may be significantly affected by changes in future market or economic conditions.

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

4	Critical accounting estimates and judgments (continued)
(c)	Useful life of a power generation license

As at the year end, management of the Group assesses whether the estimated useful life of its power generation license is indefinite. This assessment is based on the expected renewal of power generation license without significant restriction and cost, together with the consideration on related future cash flows generated and the expectation of continuous operations. Based on existing knowledge, outcomes within the next financial period that are different from assumptions could require a change to the carrying amount of the power generation license.

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

(e)	Accounting estimates on impairment of property, plant and equipment

The impairment assessment of property plant and equipment was complex due to the significant estimates and judgements involved in the projections of future cash flows, including the future sales volumes, fuel prices, and discount rates applied to these forecasted future cash flows. These estimates and judgements may be significantly affected by changes in future market or economic conditions.

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

The Group recognizes the deferred tax assets to the extent that it is probable that future taxable profit and taxable temporary differences will be available against which the deductible temporary differences and tax losses carried forward can be utilized, using tax rates that are expected to be applied in the period when the asset is recovered. Recognition of deferred tax assets was complex because it requires significant estimation and judgement, and it involves significant assumptions, including future taxable profits, future tax rates, the reversal of deductible and taxable temporary differences, and the possible utilization of tax losses carried forward that could be significantly affected by changes in tax law framework and future market or economic conditions.

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

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

	PRC power	Overseas	All other	Inter-segment
For the year ended 31 December 2020	segment	segment	segments	revenue	Total
		Note i
-Sales of power and heat	150,752,779	10,700,000	—	—	161,452,779
-Sales of coal and raw materials	1,857,484	29,780	—	—	1,887,264
-Port service	—	—	510,765	(312,625)	198,140
-Transportation service	—	—	153,679	(102,155)	51,524
-Lease income	86,136	1,544,118	—	—	1,630,254
-Others	1,392,275	2,823,775	26,161	(15,834)	4,226,377
Total	154,088,674	15,097,673	690,605	(430,614)	169,446,338
Revenue:
-From contracts with customers within the scope of IFRS15					167,816,084
-From other sources					1,630,254

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

5	Revenue and segment information (continued)
(a)	Disaggregation of revenue (continued)

	PRC power	Overseas	All other	Inter-segment
For the year ended 31 December 2019	segment	segment	segments	revenue	Total
		Note i
-Sales of power and heat	152,806,163	12,129,652	—	—	164,935,815
-Sales of coal and raw materials	1,353,538	527,798	—	—	1,881,336
-Port service	—	—	505,485	(330,272)	175,213
-Transportation service	—	—	166,816	(118,297)	48,519
-Lease income	161,525	1,689,878	—	—	1,851,403
-Others	1,320,409	3,788,133	28,185	(19,612)	5,117,115
Total	155,641,635	18,135,461	700,486	(468,181)	174,009,401
Revenue:
-From contracts with customers within the scope of IFRS15					172,157,998
-From other sources					1,851,403

	PRC power	Overseas	All other	Inter-segment
For the year ended 31 December 2018	segment	segment	segments	revenue	Total
		Note i
-Sales of power and heat	154,816,070	11,490,601	—	—	166,306,671
-Sales of coal and raw materials	649,374	214,402	—	—	863,776
-Port service	—	—	441,637	(296,639)	144,998
-Transportation service	—	—	206,691	(153,334)	53,357
-Others	1,860,823	297,857	45,071	(21,929)	2,181,822

Total	157,326,267	12,002,860	693,399	(471,902)	169,550,624

Revenue:
-From contracts with
customers within the scope of IFRS15					169,467,647
-From other sources					82,977

Note i: Overseas segment mainly consists of the operations in Singapore and Pakistan.

The revenue from the sale of power and heat and sale of coal and raw materials is recognized at a point in time upon the transfer of products, whereas the revenue from port service, transportation service, maintenance service, and heating pipeline service is recognized over time during the provision of service. Lease income is recognized over the lease term.

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

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

5	Revenue and segment information (continued)
(b)	Segment information (continued)

Senior management assesses the performance of the operating segments based on a measure of profit before income tax expense under China Accounting Standards for Business Enterprises (“PRC GAAP”) excluding dividend income received from other equity instrument investments, share of profits of China Huaneng Finance Co., Ltd. (“Huaneng Finance”) and operating results of the centrally managed and resource allocation functions of headquarters (“segment results”). Other information provided, except as noted below, to the senior management of the Company is measured under PRC GAAP.

Segment assets exclude prepaid income tax, deferred income tax assets, other equity instrument investments, investment in Huaneng Finance and assets related to the centrally managed and resource allocation functions of the headquarters that are not attributable to any operating segment (“corporate assets”). Segment liabilities exclude current income tax liabilities, deferred income tax liabilities and liabilities related to the centrally managed and resource allocation functions of the headquarters that are not attributable to any operating segment (“corporate liabilities”). These are part of the reconciliation to total assets and liabilities of the statement of financial position.

All sales among the operating segments have been eliminated as internal transactions when preparing consolidated financial statements.

				(Under PRC GAAP)
	PRC power	Overseas	All other
	segment	segment	segments	Total
For the year ended 31 December 2020
Total revenue	154,174,151	15,005,045	690,605	169,869,801
Intersegment revenue	—	—	(430,614)	(430,614)
External revenue	154,174,151	15,005,045	259,991	169,439,187
Segment results	7,634,662	896,315	225,969	8,756,946
Interest income	144,124	145,955	2,680	292,759
Interest expense	(8,096,150)	(943,797)	(152,378)	(9,192,325)
Impairment loss	(6,114,200)	536	—	(6,113,664)
Credit loss	(49,116)	(70,900)	—	(120,016)
Depreciation and amortization	(20,237,935)	(809,284)	(218,951)	(21,266,170)
Net (loss)/income on disposal of non-current assets	(612,263)	20	(3)	(612,246)
Share of profits less losses of associates and joint ventures	1,316,377	—	298,815	1,615,192
Income tax expense	(3,087,995)	(6,063)	(16,350)	(3,110,408)

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

5	Revenue and segment information (continued)
(b)	Segment information (continued)

				(Under PRC GAAP)
	PRC power	Overseas	All other
	segment	segment	segments	Total
For the year ended 31 December 2019 (Restated*)
Total revenue	155,739,959	17,610,861	700,486	174,051,306
Intersegment revenue	—	—	(468,181)	(468,181)
External revenue	155,739,959	17,610,861	232,305	173,583,125
Segment results	4,658,738	162,465	(204,137)	4,617,066
Interest income	163,389	100,177	1,404	264,970
Interest expense	(9,295,893)	(1,308,380)	(114,490)	(10,718,763)
Impairment loss	(5,445,635)	(6,119)	(485,325)	(5,937,079)
Credit loss	(6,570)	(67,987)	—	(74,557)
Depreciation and amortization	(20,012,936)	(752,285)	(167,553)	(20,932,774)
Net gain/(loss) on disposal of non-current assets	132,902	4,189	(3)	137,088
Share of profits less losses of associates and joint ventures	745,980	—	240,330	986,310
Income tax expense	(2,501,871)	89,006	(22,140)	(2,435,005)

	PRC power	Overseas	All other
	segment	segment	segments	Total

For the year ended 31 December 2018 ***
Total revenue	157,636,808	12,002,860	693,399	170,333,067
Intersegment revenue	—	—	(471,902)	(471,902)

External revenue	157,636,808	12,002,860	221,497	169,861,165
Segment results	3,596,245	(363,636)	389,876	3,622,485

Interest income	163,699	69,841	2,198	235,738
Interest expense	(9,879,911)	(465,099)	(101,694)	(10,446,704)
Impairment loss	(895,121)	(251,031)	—	(1,146,152)
Credit loss	(38,368)	(4,210)	—	(42,578)
Depreciation and amortization	(18,909,485)	(774,625)	(142,179)	(19,826,289)
Net gain/(loss) on disposal of non-current assets	70,186	(1,052)	(11)	69,123
Share of profits less losses of associates and joint ventures	640,057	737,185	307,417	1,684,659
Income tax expense	(1,146,997)	134,573	(16,523)	(1,028,947)

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

5	Revenue and segment information (continued)
(b)	Segment information (continued)

				(Under PRC GAAP)
	PRC power	Overseas	All other
	segment	segment	segments	Total
31 December 2020
Segment assets	382,917,976	39,922,997	9,883,826	432,724,799
Including:
Additions to non-current assets (excluding financial assets and deferred income tax assets)	38,156,544	432,151	186,313	38,775,008
Investments in associates	14,230,345	—	3,855,842	18,086,187
Investments in joint ventures	1,550,986	—	1,193,536	2,744,522
Segment liabilities	(265,407,038)	(23,933,317)	(4,501,554)	(293,841,909)

	PRC power	Overseas	All other
	segment	segment	segments	Total

31 December 2019 (Restated*)
Segment assets	356,050,595	43,122,947	9,857,566	409,031,108
Including:
Additions to non-current assets (excluding financial assets and deferred income tax assets)	40,556,999	716,642	251,957	41,525,598
Investments in associates	13,187,050	—	3,540,265	16,727,315
Investments in joint ventures	1,239,866	—	1,232,556	2,472,422
Segment liabilities	(263,469,330)	(27,397,122)	(2,552,860)	(293,419,312)

A reconciliation of external revenue to operating revenue is provided as follows:

	For the year ended 31 December
	2020	2019(Restated*)	2018***
External revenue (PRC GAAP)	169,439,187	173,583,125	169,861,165
Reconciling items:
Impact of restatement under PRC GAAP in relation to business combination under common control*(Note 39)	(85,477)	(98,324)	(310,541)
Impact of recognition of build-operate-transfer (BOT) related revenue under IFRSs	92,628	524,600	—
Operating revenue per IFRS consolidated statement of comprehensive income	169,446,338	174,009,401	169,550,624

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

5	Revenue and segment information (continued)
(b)	Segment information (continued)

A reconciliation of segment results to profit before income tax expense is provided as follows:

	For the year ended 31 December
	2020	2019(Restated*)	2018***
Segment results (PRC GAAP)	8,756,946	4,617,066	3,622,485
Reconciling items:
Loss related to the headquarters	(132,234)	(155,395)	(354,162)
Share of profits of Huaneng Finance	188,643	200,810	166,864
Dividend income of other equity instrument investments	775	685	1,168
Impact of restatement under PRC GAAP in relation to business combination under common control* (Note 39)	(13,995)	149,645	7,121
Impact of other IFRS adjustments**	(4,026,399)	(1,693,351)	(1,470,329)
Profit before income tax expense per IFRS consolidated statement of comprehensive income	4,773,736	3,119,460	1,973,147

Reportable segments’ assets are reconciled to total assets as follows:

	As at 31 December
	2020	2019(Restated*)
Total segment assets (PRC GAAP)	432,724,799	409,031,108
Reconciling items:
Investment in Huaneng Finance	1,394,030	1,416,183
Deferred income tax assets	2,996,690	3,271,488
Prepaid income tax	133,090	139,617
Other equity instrument investments	664,946	779,217
Corporate assets	292,197	361,441
Impact of restatement under PRC GAAP in relation to business combination under common control* (Note 39)	—	(1,402,511)
Impact of other IFRS adjustments**	11,698,906	14,653,520
Total assets per IFRS consolidated statement of financial position	449,904,658	428,250,063

Reportable segments’ liabilities are reconciled to total liabilities as follows:

	As at 31 December
	2020	2019(Restated*)
Total segment liabilities (PRC GAAP)	(293,841,909)	(293,419,312)
Reconciling items:
Current income tax liabilities	(288,106)	(748,957)
Deferred income tax liabilities	(977,810)	(996,021)
Corporate liabilities	(1,622,574)	(2,458,677)
Impact of restatement under PRC GAAP in relation to business combination under common control* (Note 39)	—	1,315,267
Impact of other IFRS adjustments**	(1,558,061)	(1,563,317)
Total liabilities per IFRS consolidated statement of financial position	(298,288,460)	(297,871,017)

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

5	Revenue and segment information (continued)
(b)	Segment information (continued)

Other material items:

				Impact of
				restatement under
				PRC GAAP in
				relation to
			Share of	business
			profits of	combination under	Impact of other
	Reportable		Huaneng	common control*	IFRS
	segment total	Headquarters	Finance	(Note 39)	adjustments**	Total
For the year ended 31 December 2020
Total revenue	169,439,187	—	—	(85,477)	92,628	169,446,338
Interest expense	(9,192,325)	(37,293)	—	29,006	—	(9,200,612)
Depreciation and amortization	(21,266,170)	(36,434)	—	26,023	(997,912)	(22,274,493)
Impairment loss	(6,113,664)	—	—	—	(2,811,385)	(8,925,049)
Credit loss	(120,016)	—	—	—	(52,695)	(172,711)
Share of profits less losses of associates and joint ventures	1,615,192	—	188,643	—	(29,513)	1,774,322
Net loss on disposal of non-current assets	(612,246)	—	—	—	(14,411)	(626,657)
Income tax expense	(3,110,408)	—	—	176	947,059	(2,163,173)

For the year ended 31 December 2019 (Restated*)
Total revenue	173,583,125	—	—	(98,324)	524,600	174,009,401
Interest expense	(10,718,763)	(79,554)	—	35,599	—	(10,762,718)
Depreciation and amortization	(20,932,774)	(14,147)	—	59,679	(1,079,563)	(21,966,805)
Impairment loss	(5,937,079)	—	—	125,259	(373,037)	(6,184,857)
Credit loss	(74,557)	—	—	—	—	(74,557)
Share of profits less losses of associates and joint ventures	986,310	—	200,810	—	(1,498)	1,185,622
Net gain/(loss) on disposal of non-current assets	137,088	—	—	—	(67,639)	69,449
Income tax expense	(2,435,005)	—	—	108	423,642	(2,011,255)

For the year ended 31 December 2018 ***
Total revenue	169,861,165	—	—	(310,541)	—	169,550,624
Interest expense	(10,446,704)	(98,398)	—	58,690	—	(10,486,412)
Depreciation and amortization	(19,826,289)	(26,122)	—	167,910	(1,231,613)	(20,916,114)
Impairment loss	(1,146,152)	—	—	(8)	(650,322)	(1,796,482)
Credit loss	(42,578)	—	—	1,611	—	(40,967)
Share of profits less losses of associates and joint ventures	1,684,659	—	166,864	—	(28,108)	1,823,415
Net gain/(loss) on disposal of non-current assets	69,123	(5)	—	—	(26,612)	42,506
Income tax expense	(1,028,947)	—	—	3,936	381,838	(643,173)
*

The Group completed the acquisitions of equity interests of certain companies, see Note 39 for details. As the acquisitions were business combinations under common control, the transactions were accounted for by using the pooling of interests method under the PRC GAAP. The assets and liabilities acquired in business combinations were measured at the carrying amounts of the acquirees in the consolidated financial statements of the ultimate controlling party on the acquisition date. The operating results for all periods presented were retrospectively restated as if the current structure and operations resulting from the acquisitions had been in existence from the date when the acquirees first became under the control of the same ultimate controlling party. Therefore, the relevant comparative figures in the segment information were restated under the PRC GAAP as the acquisitions were accounted for using acquisition method under IFRSs.

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

5	Revenue and segment information (continued)
(b)	Segment information (continued)
**

Other GAAP adjustments above primarily represented the classification adjustments and adjustments related to business combination and borrowing cost. Other than the classification adjustments, the differences will be gradually eliminated following subsequent depreciation and amortization of related assets or the extinguishment of liabilities.

***	Since the business combinations under common control in 2020 had no impact on the operating results for the year ended 31 December 2018, the comparative figures were not restated.

Geographical information (Under IFRSs):

(i)	External revenue generated from the following countries:

	For the year ended 31 December
	2020	2019	2018
PRC	154,348,665	155,873,940	157,547,764
Overseas	15,097,673	18,135,461	12,002,860
Total	169,446,338	174,009,401	169,550,624

The geographical location of customers is based on the location at which the electricity was transferred, goods were delivered, and services were provided.

(ii)	Non-current assets (excluding financial assets and deferred income tax assets) are located in the following countries:

	As at 31 December
	2020	2019
PRC	346,766,179	327,410,156
Overseas	23,275,028	24,830,127
Total	370,041,207	352,240,283

The non-current asset information above is based on the locations of the assets.

The information on sales to major customers of the Group which accounted for 10% or more of external revenue is as follows:

In 2020, the revenue from grid companies under common control of State Grid Corporation of China within the PRC power segment in total accounted for 77% of external revenue (2019: 79%, 2018: 76%). The sales to a subsidiary of State Grid Corporation of China which accounted for 10% or more of external revenue is as follows:

	For the year ended 31 December
	2020		2019		2018
	Amount	Proportion	Amount	Proportion	Amount	Proportion
State Grid Shandong Electric Power Company	27,265,600	16%	29,575,604	17%	31,156,948	18%

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

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

The contract liabilities primarily relate to the advance received from customers for heat sales and heating pipeline upfront fees. The contract liabilities of RMB242 million at the beginning of the year has been recognized as revenue of heating pipeline service in 2020. The contract liabilities of RMB2,055 million at the beginning of the year has been recognized as revenue of heat sales in 2020.

(i)	The transaction prices allocated to remaining performance obligations (unsatisfied or partially unsatisfied) are as follows:

	As at 31 December
	2020	2019
Within 1 year	268,001	220,046
Over 1 year	2,355,763	2,223,208
Total (Note 25)	2,623,764	2,443,254

The transaction prices allocated to the above remaining performance obligations expected to be recognized in more than one year relate to the provision of heating pipeline services, of which the performance obligations are to be satisfied within 17 years. All the other amounts of transaction prices allocated to the remaining performance obligations are expected to be recognized as revenue within one year. The amount disclosed above does not include variable consideration which is constrained.

(ii)	Performance obligations

The Group has elected the practical expedient of not disclosing the remaining obligation excluding heating pipeline upfront fees. As allowed by IFRS 15, no information is provided about the performance obligations at 31 December 2020 that have an original expected duration of one year or less.

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

6	Profit before income tax expense

Profit before income tax expense was determined after charging/(crediting) the following:

	For the year ended 31 December
	2020	2019	2018
Total interest expense on borrowing	10,128,467	11,342,526	10,982,230
Less: amounts capitalized in property, plant and equipment	927,855	579,808	495,818
Interest expenses charged to consolidated statement of comprehensive income	9,200,612	10,762,718	10,486,412
Including: Interest expenses on lease liabilities	202,264	171,573	—
Depreciation of property, plant and equipment	21,360,798	21,130,076	20,466,423
Depreciation of right-of-use assets	785,518	734,827	—
Included in other investment loss/(income)
-Dividends on other equity instrument investments	(775)	(685)	(1,168)
-Gains on disposal of subsidiaries	—	(256,009)	—
-Loss on disposal of a joint venture	—	—	270,741
Included in loss/(gain) on fair value changes of financial assets/liabilities
-Contingent consideration of the business combination	—	(17,175)	(746,850)
-Loss/(gain) on fair value changes of trading derivatives	1,566	(19,492)	20,007

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

6Profit before income tax expense (continued)

	For the year ended 31 December
	2020	2019	2018

Included in other operating expenses:
- Operating expense of Ruyi Pakistan	2,581,665	3,057,427	—
- Service concession construction cost	103,177	518,291	89,022
- Other materials expense	1,626,385	1,748,498	1,640,372
- Electricity charges	973,372	898,719	807,425
- Cost of sales of raw materials	295,330	606,103	1,088,534
- Water charges	549,260	652,077	642,578
- Insurance expense	386,435	362,147	346,348
- Cleaning, greening and fire protection expense	430,476	398,478	384,431
- Purchase of power generation quota	392,902	423,057	431,964
- Transportation allowance	179,955	178,217	186,438
- Pollutant charge	137,579	84,468	72,494
- Water conservancy fund and disabled security fund	471,129	202,479	166,244
- Test and inspection expense	359,997	323,434	267,406
- Service charge	333,916	171,676	105,649
- Heating pipeline related cost	134,915	144,300	168,443
- Auditors’ remuneration audit services	39,117	42,019	68,750
- Other consulting expense	97,559	111,468	42,479
- Office expense	223,913	198,033	187,030
- Minimum lease payments under operating leases, lease payments not included in the measurement of lease liabilities	106,031	234,139	—
- Amortization of other non-current assets	128,177	101,902	105,623
- Property management expense	95,037	76,507	64,076
- Information technology maintenance expense	229,214	122,425	101,449
- Travel expense	99,106	156,683	164,193
- Amortization of land use rights	—	—	344,068
- Business entertainment expense	28,553	32,825	44,973
- Research and development expenditure	667,592	65,022	46,219
- Net loss on disposal of materials and supplies	167,449	6,384	—
- Net loss/(gain) on disposal of non-current assets	626,657	(69,449)	(42,506)
- Recognition of loss allowance for receivables	172,711	74,557	40,967
- Recognition of provision for inventory obsolescence (Note 16)	43,076	22,453	253,816
- Impairment loss of property, plant and equipment (Note 7)	7,847,378	5,719,990	989,778
- Impairment loss of mining rights	—	—	135,085
- Impairment loss of goodwill (Note 14)	685,036	—	409,371
- Impairment loss of other non-current assets	349,559	464,867	8,432
- (Gain)/loss of Three Supplies and Property Management	(126,425)	(200,683)	433,989
- Operating lease charge	—	—	377,162
- Government grants	(739,740)	(818,101)	(521,380)
- Penalties	22,279	23,614	27,409
- Donations	55,663	47,393	19,460
- Land use right expense	—	—	54,487
- Others	525,637	698,006	678,720

Total	20,300,072	16,879,425	10,430,998

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

7	Property, plant and equipment

				Electric utility	Transport-
	Dams	Port facilities	Buildings	plant in service	ation facilities	Others	CIP	Total
As at 1 January 2019
Cost	2,308,072	3,409,830	12,566,461	472,814,967	1,219,218	7,226,391	27,112,542	526,657,481
Accumulated depreciation	(301,125)	(560,284)	(4,147,947)	(221,703,642)	(486,676)	(4,722,608)	—	(231,922,282)
Accumulated impairment losses	(402,223)	—	(120,296)	(11,099,636)	—	(38,205)	(1,013,567)	(12,673,927)
Net book value	1,604,724	2,849,546	8,298,218	240,011,689	732,542	2,465,578	26,098,975	282,061,272
Year ended 31 December 2019
Beginning of the year	1,604,724	2,849,546	8,298,218	240,011,689	732,542	2,465,578	26,098,975	282,061,272
Upon adoption of IFRS 16	—	—	—	(1,387,259)	—	(229,292)	—	(1,616,551)
Beginning of the year (restated)	1,604,724	2,849,546	8,298,218	238,624,430	732,542	2,236,286	26,098,975	280,444,721
Reclassification	—	(1,104,389)	6,313	(183)	—	1,098,259	—	—
Acquisition	—	—	—	—	—	—	2,038,550	2,038,550
Additions	—	—	7,249	187,370	242	164,909	29,978,861	30,338,631
Transfer from CIP	39	1,794,267	771,582	17,261,238	190,777	158,621	(20,176,524)	—
Disposals/write-off	(2,292)	—	(470,877)	(157,316)	(4)	(4,664)	—	(635,153)
Depreciation charge	(42,965)	(88,629)	(430,155)	(20,057,767)	(69,473)	(449,818)	—	(21,138,807)
Impairment charge	—	(439,190)	(116,355)	(3,864,903)	(993)	(43,432)	(1,255,117)	(5,719,990)
Currency translation differences	—	—	—	298,193	—	(3,764)	526	294,955
End of the year	1,559,506	3,011,605	8,065,975	232,291,062	853,091	3,156,397	36,685,271	285,622,907
As at 31 December 2019
Cost	2,305,554	3,975,987	12,916,746	488,256,686	1,410,233	8,429,661	38,949,263	556,244,130
Accumulated depreciation	(343,836)	(525,192)	(4,614,648)	(241,169,240)	(556,149)	(5,191,819)	—	(252,400,884)
Accumulated impairment losses	(402,212)	(439,190)	(236,123)	(14,796,384)	(993)	(81,445)	(2,263,992)	(18,220,339)
Net book value	1,559,506	3,011,605	8,065,975	232,291,062	853,091	3,156,397	36,685,271	285,622,907
Year ended 31 December 2020
Beginning of the year	1,559,506	3,011,605	8,065,975	232,291,062	853,091	3,156,397	36,685,271	285,622,907
Reclassification	(73,290)	—	124,978	38,186	(75,100)	(14,774)	—	—
Acquisition (Note 39)	—	—	11,222	975,303	—	4,081	1,878	992,484
Additions	—	—	12,839	622,380	—	163,389	42,976,346	43,774,954
Transfer from CIP	4,773	24,938	447,047	27,265,667	7,305	259,431	(28,009,161)	—
Other additions	—	—	23,652	189,847	—	9,185	—	222,684
Reclassification to Investment property	—	—	(1,348)	—	—	—	—	(1,348)
Disposals/write-off	—	—	(10,259)	(594,632)	(24)	(9,613)	—	(614,528)
Depreciation charge	(43,218)	(126,252)	(537,815)	(20,139,034)	(59,926)	(468,716)	—	(21,374,961)
Impairment charge	(92,026)	—	(109,205)	(7,552,442)	—	(24,875)	(68,830)	(7,847,378)
Other decrease	—	—	—	(262,788)	—	—	—	(262,788)
Currency translation differences	—	—	—	(332,568)	—	(3,476)	(4,840)	(340,884)
End of the year	1,355,745	2,910,291	8,027,086	232,500,981	725,346	3,071,029	51,580,664	300,171,142
As at 31 December 2020
Cost	2,218,159	4,000,925	13,496,843	511,570,031	1,334,131	8,504,371	53,909,608	595,034,068
Accumulated depreciation	(402,811)	(651,444)	(5,127,671)	(256,998,944)	(608,003)	(5,331,854)	—	(269,120,727)
Accumulated impairment losses	(459,603)	(439,190)	(342,086)	(22,070,106)	(782)	(101,488)	(2,328,944)	(25,742,199)
Net book value	1,355,745	2,910,291	8,027,086	232,500,981	725,346	3,071,029	51,580,664	300,171,142

Interest capitalization

Interest expense of approximately RMB928 million (2019: RMB580 million) arising on borrowings for the construction of property, plant and equipment was capitalized during the year and was included in ‘Additions’ in property, plant and equipment. The weighted average capitalization rate was approximately 4.12% (2019: 4.44%) per annum.

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

7	Property, plant and equipment (continued)

Impairment

Note 1: Impairment of CGUs

For each CGU with indicator of impairment, the Group determines the recoverable amount based on the discounted future cash flow of the CGU. An impairment loss is recognized if the carrying amount of the CGU exceeds its recoverable amount. In 2020, impairment losses of property, plant and equipment amounting to RMB7,779 million were recognized, including RMB7,435 million for CGUs and RMB344 million for individual assets. The details are as follows:

	Net book value of CGUs after impairment			Impairment recognized
	(RMB million)			(RMB million)
	31 December 2020			(For the year ended 31 December)
			Land use
			right and
		Electric	other assets
		utility plant	included in
Company Name	Buildings	in service	CGUs	2020	2019	2018
Huaneng Yichun Thermal Power Limited Company (“Yichun Thermal Power”) (a)	50	1,488	242	721	—	—
Huaneng Guilin Gas Distributed Energy Co., Ltd. ("Guilin Gas Energy”) (b)	20	310	162	492	—	—
Huaneng Shandong Power Generation Co., Ltd. Baiyanghe Power Plant ("Baiyanghe Power Plant ") (c)	47	1,035	90	750	—	—
Huaneng Shandong Power Generation Co., Ltd. Zhongtai Power Plant ("Zhongtai Power Plant ") (c)	4	159	42	457	—	—
Huaneng Jiaxiang Power Generation Limited Company ("Jiaxiang Power") (c)	49	639	125	625	—	—
Huaneng Jining Yunhe Power Generation Co., Ltd. ("Yunhe Power") (c)	11	1,185	227	986	—	—
Huaneng Shandong Power Generation Co., Ltd. Yantai Power Plant ("Yantai Power Plant") (c)	34	331	280	661	—	—
Huaneng Liaocheng Co-generation Limited Company ("Liaocheng Co-generation ") (c)	6	1,388	458	700	—	—
Huaneng Linyi Power Generation Limited Company ("Linyi Power") (c)	8	2,080	226	979	—	—
Huaneng Tongwei Wind Power Generation Limited Liability Company ("Tongwei Wind Power ") (d)	5	586	12	352	—	—
Huaneng Yingkou Xianrendao Co-generation Co., Ltd. ("Xianrendao Co-generation ") (e)	—	886	63	274	—	—
Huaneng Zuoquan Coal-fired Power Generation Limited Liability Company ("Zuoquan Coal-fired Power ") (f)	35	2,660	57	270	—	—
Huaneng Hainan Power Generation Co., Ltd. Gezhen Hydropower Plant ("Gezhen Hydropower ") (g)	3	42	270	168	—	—
Total	272	12,789	2,254	7,435	—	—

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

7	Property, plant and equipment (continued)

Impairment (continued)

Note 1: Impairment of CGUs (continued)

(a)	Yichun Thermal Power

Yichun Thermal Power operates two 350MW combined heat and power coal-fired units. No.1 and No.2 generation units were put into operation in September and December 2015 respectively.

Due to the gradual depletion of resources in the major coal cities in Heilongjiang Province and the effects from the national policy of cutting overcapacity in the coal sector, Yichun Thermal Power’s performance has fallen sharply since 2019, with losses before income tax expense of RMB80 million and RMB160 million in 2019 and 2020 respectively (a profit of RMB37 million in 2018). During the impairment test in 2019, after a comprehensive analysis of both coal supply and demand sides of the province, management expected that the thermal coal price in Heilongjiang Province would gradually fall to a reasonable level in 2020, and therefore no impairment loss was recognized. In 2020, affected by the tighter coal import policies and policy rectification activities of the Inner Mongolia coal industry during the past 20 years, the supply tension of Heilongjiang Province's coal market was intensified, resulting in an increase in the coal price in Heilongjiang province as compared  to the other areas of China. In 2020, the unit price of standard coal consumed by Yichun Thermal Power increased by RMB24.26/ton in comparison with 2019, higher than the FY 2020 forecasted coal price by RMB61.66/ton. In addition, as a result of the continuous growth of new energy power generation in Heilongjiang Province, the market share of thermal power was eroded. Thus, Yichun Thermal Power’s operating performance will not be improved in the short term.

In 2020, Yichun Thermal Power carried out the impairment test of the above-mentioned CGU. The key assumptions used in estimating the recoverable amount include future sales volumes (power generation hours) and fuel prices. Other assumptions applied in the impairment tests include the average tariff. These assumptions are included in the following table:

Sales volume ( Power						Fuel prices (standard coal unit
generation hours)			Tariff (excluding tax)			price excluding tax)
Unit: hours/year			Unit: RMB/MWh			Unit: RMB/ton
	Actual in			Actual in			Actual in
Forecast period	2020	Fluctuation	Forecast period	2020	Fluctuation	Forecast period	2020	Fluctuation
4,140	4,217	77	360.00	341.36	18.64	782.34-738.17	798.21	15.87-60.04

Based on the regional market performance and the relevant power trading policies, Yichun Thermal Power estimates the power generation hours during the forecast period to remain consistent with the actual power generation hours in 2020. The expected fuel prices are estimated based on the coal's source structure, supply and demand, as well as relevant industrial policies. Unlike other regions, the coal market in Heilongjiang constantly reduced excessive capacity in the coal sector until the end of 2020 while other provinces have mostly completed the reduction in 2018. When the reduction of overcapacity and the policy rectification activities of the Inner Mongolia coal industry during the past 20 years come to an end, the high coal price in Heilongjiang Province will gradually decrease, and difference from the national average coal price in the next few years will narrow. During the 2020 impairment test, the unit price of standard coal during the forecast period is expected to slightly decrease and stabilize at RMB738.17/ton. This price is above the forecasted price of RMB720/ton in 2019. The tariff in the forecast period is estimated to be RMB360.00/MWh excluding tax, based on the current tariff structure and the relevant power transaction policies.

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

7	Property, plant and equipment (continued)

Impairment (continued)

Note 1: Impairment of CGUs (continued)

(a)	Yichun Thermal Power (continued)

In 2020, the recoverable amount was determined based on the discounted future cash flow of the CGU using the assumptions above and RMB721 million impairment losses of PPE were recognized. Management with the assistance of an independent appraiser Zhongjing Minxin (Beijing) Assets Appraisal Co., Ltd. determined the CGU’s recoverable amount.

(b)	Guilin Gas Energy

Guilin Gas Energy operates 3 sets of 51 MW gas-steam combined cycle units, 3 sets of waste heat boilers, 2 sets of 25 MW extraction condensing turbines and 1 set of 7 MW back pressure steam turbines, with a total installed capacity of 210 MW. Guilin Gas Energy put into operation in 2017. According to the "Approval of Huaneng Guilin World Tourism Project" (Guifagai Energy [2013] No.1175) in Guangxi Zhuang Autonomous Region, the operation mode of Guilin Gas Energy is based on the "power generation by heat" principle, in which the amount of power generated is determined by the size of the heating load, and the electricity generated is a by-product of heat production.

From 2018 to 2020, as the heating load of Guilin Yangtang Industrial Park where Guilin Gas Energy is located is significantly lower than the designed value and the growth remains slow, and the electricity quantity and tariff premium failed to meet the expectation, Guilin Gas Energy continued to suffer losses, and recognized losses before income tax expense of RMB119 million, RMB113 million and RMB52 million in 2018, 2019 and 2020, respectively. In 2019, Guilin Gas Energy believed that as the unit was recently put into operation, with customers continuously moving into the industrial park, the heating load would increase steadily in the future. In addition, the electricity quantity and tariff premium would also bring incremental benefits. Therefore, management performed impairment test and no impairment loss was recognized in 2019. In 2020, a number of potential major heating customers were affected by the changes in relocation policies, the planning of the industrial park and their own operational decisions and decided not to move to the Guilin Yangtang Industrial Park. Moreover, in December 2020, the company received "Letter on 2021 tariff premium of Huaneng Guilin Gas Distributed Energy Co., Ltd." (Guifagai Price Letter [2020] No.2455) from the Guangxi Zhuang Autonomous Region Development and Reform Commission. The letter clarified that the on-grid tariff premium for natural gas distributed power plants would not be increased, rather, it is expected to be further reduced to reach parity price. Considering the influence of decreased heat sales volumes and tariff premium, Guilin Gas Energy's operating performance will not be improved in the short term.

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

7	Property, plant and equipment (continued)

Impairment (continued)

Note 1: Impairment of CGUs (continued)

(b)	Guilin Gas Energy (continued)

In 2020, Guilin Gas Energy carried out the impairment test of the above-mentioned CGU. The key assumptions used in estimating the recoverable amount include future sales volume (power generation hours and heat sales volumes). Other assumptions applied in the impairment tests include the average tariff. These assumptions are included in the following table:

Sales volume				Sales volume
(Power generation hours)		Tariff		(Heat sales volume)
Unit: hours/year		Unit: RMB/MWh		(10,000 tons/year)
	Actual in		Actual in		Actual in
Forecast period	2020	Forecast period	2020	Forecast period	2020
2021:2,321		From 2021 to 2031:	Subsidized tariff:	2021:34
2022:2,363		the subsidized tariff	620.70	2022:36
2023:2,388	2,110	is 620.70, the tariff	Tariff without	2023:38
2024:2,421		without subsidies is	subsidies	2024:40
After 2025: from 2,455		356.00	:356.00	From 2025 to 2035
hours to 3,738 hours		From 2032 to 2047:		increases by 2 per year	14
		420.70		from 41 to 61;

				From 2036 to 2047
				increases by 1 per year
				from 62 to 73.

Management estimated heat sales volumes in the forecast period based on the current heating structure, the impacting factors on the heating capacity and the future development of the heating market. In 2021, the heat sales volumes are estimated to increase by 200 thousand tons in comparison with 2020, and to be 965,600 GJ (equivalent to 340 thousand tons). The main reason for the increase is that the northern heating pipeline of Guilin Gas Energy was put into operation by the end of January 2021 to supply heat to a beer company, which will increased the heating sales volume of around 200,000 tons, and the corresponding power generated will increase as well. After 2022, 11 newly developed customers in the area will achieve their designed production capacity, and new industrial customers will enter the area. Additionally, Guilin Gas Energy will continue to develop residential customers around the urban areas.  Management expects the heating sales will gradually grow to 730,000 tons in 2047, representing approximately 83% of the designed capacity.

Management estimated the power generation hours based on the scale of heat sales in each year during the forecast period. In 2021, as the northern heating pipeline of Guilin Gas Energy was officially put into operation, under the premise of ensuring the safe and stable operation of the power generating unit, the power generated is expected to be 487 million kWh (equivalent to 2,321 power generation hours). After 2022, with the expansion of Guilin Gas Energy's heat sales, it is reasonably expected that the power generation hours in the future will gradually increase from 2,363 hours in 2022 to 3,738 hours in the terminal period based on the "power generation by heat" principle.

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

7	Property, plant and equipment (continued)

Impairment (continued)

Note 1: Impairment of CGUs (continued)

(b)	Guilin Gas Energy (continued)

Management estimates the average tariff during the forecast period based on the ratified tariff and related price policies. It is forecasted that from 2021 to 2031, the applicable price within the scope of 323 million subsidized electricity will be RMB620.7/MWh, and RMB356/MWh for non-subsidized electricity. The subsidies for internal combustion engines in the Guangxi Zhuang Autonomous Region come from raising the transmission and distribution prices in the autonomous region. In recent years, China has continued to reduce industrial and commercial tariff and transmission and distribution prices. With reference to the changes in wind power, photovoltaic and other renewable energy tariff subsidies, combined with the trend of gradually reducing the on-grid tariffs of natural gas power generation in various places, management expected that the tariff subsidies for gas turbine projects are likely to be cancelled between 2032 and 2034. The on-grid tariff estimated in the forecast period from 2032 to 2047 is RMB420.7/MWh based on the benchmark on-grid tariff of coal-fired units in the autonomous region.

In 2020, the recoverable amount was determined based on the discounted future cash flow of the CGU using the assumptions above and RMB492 million impairment losses of PPE were recognized. Management with the assistance of an independent appraiser Beijing Guorongxinghua Assets Appraisal Co., Ltd. determined the CGU’s recoverable amount.

(c)	Baiyanghe Power Plant, Zhongtai Power Plant, Jiaxiang Power, Yunhe Power, Yantai Power Plant, Liaocheng Co-generation and Linyi Power

The Group operates 19 coal-fired power plants in Shandong province, among which 7 power plants have impairment indicators in 2020, including Baiyanghe Power Plant, Zhongtai Power Plant, Yunhe Power, Yantai Power Plant, Liaocheng Co-generation, Linyi Power and Jiaxiang Power. As a result of the impairment assessment, PPE impairment losses of RMB5,158 million and goodwill impairment losses of RMB661 million were recognized during the year ended 31 December 2020.

The remaining 12 power plants in Shandong province are as follows:

a)	Huaneng Power International, Inc. Jining Power Plant (“Jining Power Plant”) currently operates 2x135MW and 2x350MW coal-fired generating units, all located in Jinning city. All these 4 generation units were shut down for standby since November 2020 as required by Jining Municipal Government. Pursuant to Jining Municipal Government, the Company shall formally shut down the aforementioned 4 generation units, upon the completion of construction and power on-grid of another 2x600MW ultra-supercritical or high-efficiency environmental generation units. In 2020, Jining Municipal Government agreed to bear all the loss arising from the shut down for standby incurred by Jining Power Plant, and thus, management assessed no impairment necessary. In January 2021, Huaneng Shandong Power Generation Co., Ltd. ("Shandong Power") and Jining Municipal Government entered into an agreement stipulating that Shandong Power will obtain compensation for demolition and relocation from Jining Municipal Government and the agreed compensation amount is larger than the carrying amount of the CGU.

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

7	Property, plant and equipment (continued)

Impairment (continued)

Note 1: Impairment of CGUs (continued)

(c)	Baiyanghe Power Plant, Zhongtai Power Plant, Jiaxiang Power, Yunhe Power, Yantai Power Plant, Liaocheng Co-generation and Linyi Power (continued)
b)	Another seven power plants that operate in Shandong province have generated high profits historically and expect to maintain strong performance, including Huaneng Power International, Inc. Dezhou Power Plant (“Dezhou Power Plant”), Huaneng Weihai Power Generation Limited Liability Company (“Weihai Power”), Huaneng Jinan Huangtai Power Limited Company (“Huangtai Power”), Huaneng Laiwu Power Generation Limited Company (“Laiwu Power”), Shandong Rizhao Power Generation Limited Company (“Rizhao Power”), Huaneng Shandong Power Generation Co., Ltd. Yantai Bajiao Power Plant (“Yantai Bajiao Power Plant”) and Huaneng Xindian Power Generation Co., Ltd. (“Xindian Power”), and therefore there was no impairment loss recognized after impairment assessment.
c)	Management performed impairment assessment on three power plants including Huaneng Qufu Co-generation Limited Company (“Qufu Co-generation”), Huaneng Zhanhua Co-generation Limited Company (“Zhanhua Co-generation”) and Huaneng Jining Hi-Tech Zone Co-generation Limited Company (“Jining Co-generation”) in 2019, and the relevant CGUs have already been fully impaired in 2019.
d)	The two 350MW co-generation units of Huaneng Qingdao Co-generation Limited Company (“Qingdao Co-generation”) are still in the construction phase as at 31 December 2020 and therefore there was no impairment loss recognized after impairment assessment.
1)	Background of CGUs that recognized impairment during the year

Baiyanghe Power Plant operates 2x145MW and 2x300MW combined heat and power coal-fired generation units, among which, 2x145MW generation units commenced production in September 2003, 2x300MW generation units commenced production in December 2009, and the total installed capacity is 890MW.

Zhongtai Power Plant operates 2x150MW combined heat and power coal-fired generation units, No.1 and No.2 generation units commenced production in May 2007 and December 2007 respectively, and the total installed capacity is 300MW.

Jiaxiang Power operates 2x330MW subcritical coal-fired power generation units, No.1 and No.2 generation units commenced production in October 2006 and May 2007 respectively, and the total installed capacity is 660MW. In February 2019, the phase I project completed the heating equipment transformation, resulting into 6 million m2 heating supply capacity. In 2020, through the expansion and reconstruction of the first heating station, the heating supply capacity reached to 12 million m2.

Yunhe Power operates 4x145MW and 2x330MW combined heat and power coal-fired generation units, with a total installed capacity of 1,240MW. The generation units commenced production in 2000 (No.1 and No.2), 2003 (No.3), 2004 (No.4) and 2006 (No.5 and No.6), respectively.

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

7	Property, plant and equipment (continued)

Impairment (continued)

Note 1: Impairment of CGUs (continued)

(c)	Baiyanghe Power Plant, Zhongtai Power Plant, Jiaxiang Power, Yunhe Power, Yantai Power Plant, Liaocheng Co-generation and Linyi Power (continued)
1)	Background of CGUs that recognized impairment during the year (continued)

Yantai Power Plant operates 1x110MW and 3x160MW combined heat and power coal-fired generation units, with a total installed capacity of 590MW. Among which, the 110MW generation units commenced production in April 1996, 3x160MW generation units commenced production in October and December 2005 and October 2006, respectively. The four combined heat and power coal-fired generation units of Yantai Power Plant are the only heating sources of the main territory of Yantai city, which are responsible for 75% of the residential heating services in the downtown of Yantai city and the steam services to certain industrial enterprises around.

Liaocheng Co-generation operates 2x140MW and 2x330MW combined heat and power coal-fired generation units, with a total installed capacity of 940MW. The 2x140MW generation units commenced production in May and October 2003 respectively. The 2x330MW generation units commenced production in January and September 2006, respectively.

Linyi Power operates 4x140MW and 2x350MW combined heat and power coal-fired generation units, with a total installed capacity of 1,260MW. The 4x140MW generation units commenced production in December 1997, April 2003, September 2003 and April 2005 respectively. The 2x350MW generation units commenced production in December 2012 and October 2013 respectively.

2)	Reasons for impairment

In July 2018, Shandong Provincial Government issued the "Notice on Alternative Work Plan of Coal Consumption Reduction in Shandong Province from 2018 to 2020" (“the Notice”, Lu Zheng Fa Zi [2018] No. 123), which proposed to vigorously promotes the "transmission of power from outside to Shandong province" initiative to reduce coal consumption within Shandong province, and strengthen the construction of smart grids and elevate the role of 4 UHV transmission channels which transmit power from Ximeng to Jinan, from Yuheng to Weifang, from Shanghaimiao to Linyi, and from Jarud to Qingzhou. Pursuant to the Notice, Shandong province would strive for national support, enhance governmental cooperation with resource-rich provinces/regions such as Shanxi, Shaanxi, Inner Mongolia and Xinjiang, accelerate the development and construction of supporting facilities, explore energy supply channels outside Shandong province, and increase the proportion of renewable energy in the "transmission of power from outside to Shandong province" initiative. Up to 2020, Shandong province is capable of utilizing 35 million kilowatts from outside sources. Meanwhile, through initiatives including strengthening the development and utilisation of clean energy, reducing fossil energy consumption, and adopting measures to develop wind power, solar power, nuclear power and biomass power conducive to local conditions, the total power generation capacity of new energy and renewable energy in Shandong province will reach around 30 million kilowatts by 2020.

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

7	Property, plant and equipment (continued)

Impairment (continued)

Note 1: Impairment of CGUs (continued)

(c)	Baiyanghe Power Plant, Zhongtai Power Plant, Jiaxiang Power, Yunhe Power, Yantai Power Plant, Liaocheng Co-generation and Linyi Power (continued)
2)	Reasons for impairment (continued)

In 2019, management considered the following aspects in the impairment assessment of the respective CGUs of the power plants operates in Shandong province:

a)	The power market structure, estimated impact of electricity generation hours imposed by the "transmission of power from outside to Shandong province" initiative and the increased installation capacity from new energy power plants;
b)	Fuel price estimates based on coal market trends, specifically, downward fluctuations of coal prices in 2019 and the first quarter of 2020, and relevant industrial policies, management expected the supply and demand of coal would be changed from a balanced condition in 2019 to oversupply in the future, and therefore the future fuel prices were expected to slightly decline in comparison with the actual prices in 2019.

Management performed impairment assessment on those CGUs with impairment indicators and calculated the recoverable amounts of the future discounted cash flows by considering the aforementioned key assumptions. As a result, impairment losses of RMB892 million were recognized in 2019 for Qufu Co-generation, Zhanhua Co-generation and Jining Co-generation, while no impairment loss was recognized for other power plants.

In 2020, the construction of new energy generating units in Shandong province and the power generation volume through the implementation of "transmission of power from outside to Shandong province" initiative have exceeded expectations. By the end of September 2020, the generation capacity of new energy and renewable energy reached a year-on-year increase of 19.9% to be 41.06 million kilowatts, which far exceeds the target of 30 million kilowatts set in the Notice, which means the increased scale of the renewable energy is greater than expectation. Besides, the market traded electricity volume under the "transmission of power from outside to Shandong province" initiative increased by 22.997 billion kWh at an increase rate of 24.56%, from 93.603 billion kWh in 2019 to 116.6 billion kWh in 2020, which far exceeds the increase rate of 8.55% of the first quarter of 2020 that was available when the Group’s 2019 consolidated financial statements have been approved for issuance. This shows that the market traded electricity volume under the "transmission of power from outside to Shandong province" initiative is greater than expectation. In summary, the actual coal-fired power generated in Shandong province in 2020 declined more than anticipated. In 2020, Shandong province directly dispatched public coal-fired power generation volume was 236.9 billion kWh, a year-on-year decrease of 9.32%, and the power generation hours were 4,049 hours, a year-on-year decrease of 380 hours. As for Shandong Power, its directly dispatched public coal-fired power generation volume was 81.536 billion kWh, a year-on-year decrease of 9.43%, and its generation hours of directly dispatched public coal-fired power were 4,007 hours, which is 42 hours less than the provincial average.

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

7	Property, plant and equipment (continued)

Impairment (continued)

Note 1: Impairment of CGUs (continued)

(c)	Baiyanghe Power Plant, Zhongtai Power Plant, Jiaxiang Power, Yunhe Power, Yantai Power Plant, Liaocheng Co-generation and Linyi Power (continued)
2)	Reasons for impairment (continued)

The reduction in power generation hours was the main reason why the profit forecasts for the seven power plants of Baiyanghe Power Plant, Zhongtai Power Plant, Yunhe Power, Yantai Power Plant, Liaocheng Co-generation, Linyi Power and Jiaxiang Power, were not met in 2020. Considering the long-term impact of the “transmission of power from outside to Shandong province” initiative and the effects of the increased power generation from new energy power plants and other aspects of market supply and demand, management estimated that the future power generation volume would not recover to the levels of 2019 and before.

Nevertheless, the supply and demand in domestic coal market has gone through changes in 2020. Although the average domestic coal prices of 2020 decreased than that of 2019, affected by the COVID-19 pandemic, the national coal prices went down and then rose up, bottomed out and rebounded in the fourth quarter of 2020. Overall, the fluctuation of coal prices is intricate and has its own periodic regulation, which means that the coal prices may rise on the basis of 2020 in the long run.

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

7	Property, plant and equipment (continued)

Impairment (continued)

Note 1: Impairment of CGUs (continued)

(c)	Baiyanghe Power Plant, Zhongtai Power Plant, Jiaxiang Power, Yunhe Power, Yantai Power Plant, Liaocheng Co-generation and Linyi Power (continued)
3)	Assumptions of impairment assessment

In 2020, the key assumptions used in estimating the recoverable amount of the CGUs include future sales volume (power generation hours) and the fuel prices. Other assumptions applied in the impairment tests include the average tariff. The assumptions were shown in the following table:

Unit Name	Sales volume				Fuel prices
	(Power generation hours)		Tariff (including tax)		(standard coal unit price excluding tax)
	Unit: hours/year		Unit: RMB/MWh		Unit: RMB/ton
	Forecast period	Actual in 2020	Forecast period	Actual in 2020	Forecast period	Actual in 2020
Baiyanghe Power Plant	3,850	3,906	393.88	400.60	664.33	639.09
Zhongtai Power Plant	3,750 (Note 1-1)	5,607	393.86	395.22	624	576.98
			2021: 389.90	397.63	2021: 677.00	624
			2022: 388.40		After 2022: 662.00
Jiaxiang Power	3,900	3,952	After 2023: 386.90
Yunhe Power	3,900 (Note 1-2)	3,828	2021: 396.90	402.71	671.15	642.81
			2022: 395.90
			After 2023: 394.90
Yantai Power Plant	4,250 (Note 1-3)	4,182	410.97	410.82	695 (Note 1-4)	715.63
Liaocheng Co-generation	3,900	4,016	394.90	397.42	628.93	617.47
Linyi Power	3,900	4,126	392.91	408.55	705.66	692.23

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

7	Property, plant and equipment (continued)

Impairment (continued)

Note 1: Impairment of CGUs (continued)

(c)	Baiyanghe Power Plant, Zhongtai Power Plant, Jiaxiang Power, Yunhe Power, Yantai Power Plant, Liaocheng Co-generation and Linyi Power (continued)

Sales volume (Power generation hours):

Management estimated the power generation hours in the forecast period based on the market condition and the relevant power trading policies. Generally speaking, the forecasted power generation hours slightly decreased compared with the actual power generation hours in 2020, mainly due to the following reasons:

a)	The power generation levels of directly dispatched public coal-fired power units in Shandong province in 2021 is estimated to remain consistent with the actual power generation levels in 2020.

According to the “Shandong Power Grid 2020 and Fourth Quarter Electricity Market Trading Information Report” released by Shandong Power Trading Center, the total electricity consumption in Shandong province in 2020 reached to 693.985 billion kWh, representing a year-on-year growth of 1.72%. According to the “2021 Balanced Power Consumption Plan in Shandong Province (Draft)” released by the Energy Administration of Shandong Province on 1 December 2020, after taking the economic and social development as well as the COVID-19 pandemic into account, the power generation levels of directly dispatched public coal-fired power units is estimated to be 224.5 billion kWh in 2021 with a reservation of 130 billion kWh for “transmission of power from outside to Shandong province” initiative and of 72 billion kWh for renewable energy power generation. In mid-January 2021, the Energy Administration of Shandong Province estimated that the total electricity consumption in Shandong province in 2021 would grow at a rate of 4% (higher than the growth rate of 2% forecasted by the end of  2020) with a power increment of 27.759 billion kWh, which will boost  the power generation of directly dispatched public coal-fired power units  accordingly. Therefore, the power generation of directly dispatched public coal-fired power units is expected to reach 252.26 billion kWh, which remains at the same level as that of 256.79 billion kWh in 2020.

b)	The directly dispatched public coal-fired power units in Shandong province would not go through major changes in power generation hours during the 14th Five-Year Plan.

At an average annual growth rate of 4%-5%, the total electricity consumption in Shandong province in 2025 is expected to reach 790-825 billion kWh with an average annual growth of 27-35 billion kWh. Though the transmission capacity of “transmission of power from outside to Shandong province” initiative is as high as 35 million kilowatts, affecting by the construction of supporting facilities and dispatchment, the annual power transmission will only increase by around 20 billion kilowatt hours. The installation capacity of new energy units will increase at an average annual growth of around 7.5 million kilowatts and an annual power generation volume increase at around 10 billion kilowatt-hours. In terms of the coal-fired power within Shandong province, due to environmental protection policies, certain small units with high energy consumption and low capacity are to be shut down, and replaced with new coal-fired power units that have equal capacity, resulting in a general decline of the total capacity of coal-fired power. Overall, the power generation hours of directly dispatched public coal-fired power units in Shandong province will not change significantly during the 14th Five-Year Plan.

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

7	Property, plant and equipment (continued)

Impairment (continued)

Note 1: Impairment of CGUs (continued)

(c)	Baiyanghe Power Plant, Zhongtai Power Plant, Jiaxiang Power, Yunhe Power, Yantai Power Plant, Liaocheng Co-generation and Linyi Power (continued)

Sales volume (Power generation hours): (continued)

c)	Shandong province follows the principle of energy saving and consumption reduction during power unit operation arrangement. The power generation hours of small units with higher energy consumption will be further compressed, and the future power generation is expected to further decline. Thus, the relative impact on power generation hours of small generation units will be more.

Note 1-1: The power generation hours of Zhongtai Power Plant during the forcast period declined significantly compared with the actual power generation hours in 2020 mainly due to that in 2020, Zhongtai Power Plant lost a major customer, causing a reduction of power generation by around 500 million kWh. Although it has strived for other customers to bring back nearly 200 million kWh of market power, it was unlikely to recover the shortfall in the short term. In the meanwhile, the circulating fluidized bed boiler of Zhongtai Power Plant’s generation units can run under low load, contributing to grid trading service and peak time adjustment, entitling it for additional power compensation of 500 million KWH in 2020. However, management does not expect that Zhongtai Power Plant will be entitled to the compensation in 2021. Therefore, the power generation hours in forecast period will fall sharply.

Note 1-2: The power generation hours of Yunhe Power during the forecast period remaines constantly the same compared with the actual power generation hours in 2020 mainly due to that Yunhe Power provides heating service for residents in the west and north of Jining City. Upon the shutdown for standby of Jining Power Plant, the heat supply of Yunhe Power further increased in 2020, and a steady amount of heat supply will secure a stable increase of power generation in the future. As a result of two small generation units’ inclusion to the standby power supply for emergencies (No.3 and No.4 generation units), the number of the small generation units in service decreased accordingly leading to the decrease in power generation hours. In summary, management estimates the power generation hours of Yunhe Power in the forecast period will remain consistent with the actual power generation hours in 2020.

Note 1-3: The forecasted power generation hours of Yantai Power Plant is 4,250 hours in the forecast period, showing an increase compared with the actual power generation hours of 4,182 hours in 2020 was mainly due to the increase in the planned power generation volume during the winter heating period. According to the “Priority Power Generation Plan for Directly Dispatched Public Units Issued by the Energy Administration of Shandong Province in 2020” (Lu Energy Power Zi (2020) No. 39), the priority generation capacity will be allocated to the heating units. As Yantai Power Plant is the only source of heating power in Yantai City, its heating service area will be expanded along with the increase in the density of the urban population. Management expects the heating volume of Yantai Power Plant in 2021 will increase by 180,000 GJ as compared to 2020, and the corresponding contract volume will be increased from 1.522 billion kWh in 2020 to 1.6 billion kWh (equivalent to 2,712 power generation hours) in 2021. In terms of market power, management expects it will remain at the same level as 2020 at 900 million kWh (equivalent to approximately 1,538 power generation hours).

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

7	Property, plant and equipment (continued)

Impairment (continued)

Note 1: Impairment of CGUs (continued)

(c)	Baiyanghe Power Plant, Zhongtai Power Plant, Jiaxiang Power, Yunhe Power, Yantai Power Plant, Liaocheng Co-generation and Linyi Power (continued)

Sales volume (Power generation hours): (continued)

Note 1-4: Management forecasts the average standard coal unit price of Yantai Power Plant is RMB695/ton in 2021, representing a decrease of RMB20.63/ton from that of 2020 (RMB715.63/ton) mainly based on management’s plan of increasing the purchases of imported coal. In 2020, management purchased approximately 79% of the coals from its long-term contracts and the remaining 21% of the coals were purchased from the spot market. Facing the continuous growth of coal prices at the end of 2020, management expects that domestic coal prices will rise and levelled off in the future, while the imported coal prices will be relatively low and competitive. Therefore, management plans to increase the proportion of imported coal purchases from Russia, South Africa and Indonesia, so as to reduce and maintain coal prices at a historical average level.

Tariff:

Management estimates the average tariff in the forecast period based on the current tariff structure and the relevant power trading policies. Generally speaking, the forecasted tariff in the forecast period slightly decreased compared with the actual tariff in 2020, mainly due to the expanding scale of spot trading power and the changing structure of benchmark prices, contract prices, and long-term contract prices. The benchmark prices are usually higher than the long-term contract prices, while the latter are usually higher than the spot prices, so that the average tariff decreases accordingly. Generation units with small capacity are lack of the advantages for competition in the market, in order to achieve the target of power generation volume, the ratio of downward in the spot tariff would be further declined, and finally resulting into a reduction in the overall average tariff.

Fuel prices (unit price of standard coal as fired)

Management estimates the fuel prices in the forecast period based on the coal’s source structure, supply and demand, as well as the relevant industry policies. In 2020, the coal prices in China went down and then rose up, bottomed out and rebounded in the fourth quarter of 2020 to exceed the highest point in 2008. According to the statistics from China Coal Market Network (CCTD), the coal prices remarkably fluctuated in 2020 with notable differences from the trend in 2019.

On the supply side, the coal market supply will be relatively stable in the future. As of now, all the provinces have generally met the target of resolving excess coal capacity during the 13th Five-Year Plan period, and some regions have even exceeded the target. The coal mining technics continues to improve, and the degree of mechanization continues to deepen, the scale of single wells and the proportion of advanced production capacity continue to increase, contributing stable coal production in the future. On the other hand, China has imported 304 million tons of coal in 2020, marking a new peak since 2014, and the increase in imported coal also guarantees the domestic coal market supply.

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

7	Property, plant and equipment (continued)

Impairment (continued)

Note 1: Impairment of CGUs (continued)

(c)	Baiyanghe Power Plant, Zhongtai Power Plant, Jiaxiang Power, Yunhe Power, Yantai Power Plant, Liaocheng Co-generation and Linyi Power (continued)

Fuel prices (unit price of standard coal as fired) (continued)

On the demand side, the demand for coal of coal-fired generation units is expected to remain stable. At present, China’s energy development is in a transition from coal to oil and gas, and from fossil energy to non-fossil energy. New energy and renewable energy play an important role in the substitution for fossil energy, which means, China’s energy consumption structure will be further optimized. However, coal-fired power will still be the foundational source of power generation, and therefore the demand for coal is unlikely to drop significantly in the short term. In summary , in the long term, the domestic coal market can achieve a balanced supply and demand in the future, and the short-term under-supply that occurred at the end of 2020 will soon be levelled. However, due to the enhanced bargaining power of upstream companies on the supply side due to their integration, and the transformation of coal enterprises to coal chemical industry under the policy of achieving carbon emission peak by 2030 and carbon-neutral by 2060, the future supply and demand of coal may fluctuate slightly. As a result, management expects the future coal prices to remain higher than the range defined in the “Notice on Printing and Distributing the Memorandum on Suppressing Abnormal Fluctuation of Coal Market Price” (Fa Gai Yun Xing [2016] No. 2808) co-issued by the National Development and Reform Commission, China National Coal Association, China Electricity Council, and China Iron & Steel Association. In addition, the fluctuation of coal prices is intricate and has its own periodic regulation. Coal prices reached a high point in 2011, so the future average coal prices can be forecasted on the basis of the coal prices in the past 10 years, taking into consideration of each of the power plans’ coal quality requirements, transportation methods, and distance of transportation counted.

In 2020, the recoverable amounts were determined based on the discounted future cash flows of the 7 CGUs using the assumptions above and RMB5,158 million and RMB661 million impairment losses of PPE and goodwill were recognized. Management with the assistance of an independent appraiser Beijing Guorongxinghua Asset Appraisal Co., Ltd. determined the CGUs’ recoverable amount.

(d)	Tongwei Wind Power

Tongwei Wind Power Yigang Wind Farm is located in Tongwei County, Gansu province. The wind farm has a total installed capacity of 192MW, with 96 double-fed wind turbines installed at a single-unit capacity of 2MW, which commenced production in December 2015.

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

7	Property, plant and equipment (continued)

Impairment (continued)

Note 1: Impairment of CGUs (continued)

(d)	Tongwei Wind Power (continued)

Tongwei Wind Power experienced a loss before income tax expense of RMB12 million in 2019 (2018: a profit of RMB5 million) mainly due to that the power generation hours did not meet expectations and the average tariff decreased. The sales volume (power generation hours) and the average tariff from 2017 to 2019 are as follows:

Items	2017	2018	2019
Sales volume
(Power generation hours)
Unit: hours/year	1,324	1,681	1,509
Average tariff
(including tax, RMB/MWh)	511.58	465.86	438.51

Compared with the overall year-on-year decline in wind power generation in Gansu province in 2019, the performance of Tongwei Wind Power was still in a better position than the regional average. As located in the third-class wind resource area, management estimated the operating performance of Tongwei Wind Power Yigang Wind Farm might improve in the coming years, and therefore no impairment loss was recognized for the year ended 31 December 2019.

In 2020, the average tariff further decreased due to the intensified competition in Gansu’s new energy market. In 2019, the inter-provincial transaction price was around RMB200/MWh, while it dropped to about RMB110/MWh in 2020. In addition, the average annual wind speed in 2020 was 4.80m/s, lower than the average of 5.20m/s during 2017-2019 and the average wind speed of 5.85m/s as stipulated in the feasibility study report of Tongwei Wind Power, leading to 1,496 actual power generation hours of Tonwei Wind Power in 2020 and was lower than the average of previous years. Due to the limitation of the power generation increase and the intensified competition in Gansu’s new energy market, management expects that its future power generation volume and tariff will not be recovered to the level as designed in the feasibility study report and before 2019. Therefore, Tongwei Wind Power’s operating performance will not be improved in the short term.

In 2020, the key assumptions used in calculating the recoverable amount of Tongwei Wind Power during the impairment assessment include future sales volume (power generation hours). Other assumptions applied in the impairment tests include the average tariff. These assumptions were shown in the following table:

Sales volume
(Power generation hours)			Tariff
Unit: hours/year			Unit: RMB/MWh
Forecast period	Actual in 2020	Fluctuation	Forecast period	Actual in 2020	Fluctuation
1,620	1,496	124	385.38	336.60	48.78

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

7	Property, plant and equipment (continued)

Impairment (continued)

Note 1: Impairment of CGUs (continued)

(d)	Tongwei Wind Power (continued)

Management forecasts the power generation hours in the forecast period based on the market and the relevant power trading policies. The forecasted power generation hours are 1,620 hours in the forecast period, slightly increase compared with the actual volume of 1,496 hours in 2020. The increase is mainly due to the following reasons:

1)	The average annual wind speed was 4.80m/s in 2020, which was significantly lower than the average of 5.20m/s during 2017-2019;
2)	According to the “14th Five-Year Plan” and the suggestion on the long-term vision of 2035 of Gansu province, the power generation volume may increase through the market measures in resource allocation to solve the problem of new energy’s oversupply;
3)	Management has been in active cooperation with the scientific research and technical teams in universities to develop wind turbine blade anti-ice coating technologies.

Due to the combined effects of the above factors, the power generation hours may slightly increase in the forecast period as compared with 2020 but will be still lower than the annual average power generation hours of 1,951 hours as stipulated in the feasibility study report.

Management estimates the average tariff excluding tax in the forecast period based on the current tariff structure and the relevant tariff policies. The forecasted average tariff excluding tax is RMB385.38 /MWh during the forecast period, slightly higher than the actual average tariff of RMB336.60 /MWh in 2020. The increase is mainly due to the sharp decline of the average tariff in 2020 affected by the negative impact from the assessment of two rules of Gansu Power Grid Corporation, resulting from the misunderstanding of the market traded electricity regime and the assessment policy of two rules of Gansu Power Grid Corporation. If not considering such impact, the estimated average tariff during the forecast period is RMB385.38 /MWh, calculated based on an electricity structure including basic electricity, direct power trading within the province, power dispatched outside the province and monthly supplementary trading power during the forecast period.

In 2020, the recoverable amount was determined based on the discounted future cash flow of the CGU using the assumptions above and RMB352 million impairment losses of PPE were recognized. Management with the assistance of an independent appraiser Zhongjing Minxin (Beijing) Assets Appraisal Co., Ltd. determined the CGU’s recoverable amount.

(e)	Xianrendao Co-generation

Xianrendao Co-generation is located in the Xianrendao Energy and Chemical Park in Yingkou City. Its first phase project includes two 50MW back-pressure heating units, with three 350 -ton high-pressure and ultra-high temperature coal-fired boilers, and the supporting heat network. It commenced production in March 2017 and sells heat and steam to the energy and chemical companies within the industrial park.

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

7	Property, plant and equipment (continued)

Impairment (continued)

Note 1: Impairment of CGUs (continued)

(e)	Xianrendao Co-generation (continued)

Xianrendao Co-generation’s heating units are back-pressure heat supply units, operates based on the “power generation by heat” principle. Due to the slow growth of the winter heating demand in the Xianrendao Energy and Chemical Park, Xianrendao Co-generation was in loss position from 2018 to 2020, amounting to RMB167 million, RMB134 million and RMB123 million respectively. In 2018 and 2019, based on the status of establishment and constructions of the heat and steam customers in the industrial park, management estimated that the slow growth situation of the winter heating demand in the industrial park was a short term phenomenon and the demand would gradually climb up and reach a reasonable level to gain profits, and therefore, no impairment losses were recognized after the impairment assessment for the year ended 31 December 2018 and 2019. In 2020, certain important customers terminated or further postponed their entry into the industrial park due to some policy and operational reasons, imposing adverse impact on the future operation of Xianrendao Co-generation. Management estimates that the operating performance would not be improved in the short term.

In 2020, the key assumptions used in estimating the recoverable amount of Xianrendao Co-generation during the impairment assessment include future sales volume (heat supply and power generation hours) and fuel prices, as follows:

Sales volume (Heat supply)			Sales volume (Power generation hours)			Fuel prices (standard coal price,
(10,000 GJ)			Unit: hours/year			excluding tax) unit: RMB/ton
Forecast period	Actual in 2020	Fluctuation	Forecast period	Actual in 2020	Fluctuation	Forecast period	Actual in 2020	Fluctuation
2021：454.67			2021：2,093
2022：526.06			2022：2,084
2023：632.49	376.28	78-670	2023：2,506	1,705	388-2,442	694.97	633.75	61.22
2024：781.49			2024：3,097
2025：937.93			2025：3,717
After 2026：1,046.40			After 2026：4,147

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

7	Property, plant and equipment (continued)

Impairment (continued)

Note 1: Impairment of CGUs (continued)

(e)	Xianrendao Co-generation (continued)

Sales volume (Heat supply)

Due to some policy and operational reasons, certain important customers were not in place or commenced production as scheduled, therefore the periodic growth of the winter heating demand may remain slow in a long term. A petroleum cracking DCC project with an annual output of 7 million tons was suspended in 2020. Through site visit, management was aware of that the project would not be implemented soon, and therefore the target steam consumption could not be achieved during the forecast period. The first and second phases of a chemical project started construction in 2019 which was assessed to commenced production as scheduled, was finally suspended in 2020. Trough the site visit, management was aware of that the project was delayed because of funding issues and the commencement date of production was expected to be postponed to 2023. Management also understood from site visit that the second phase construction of the expansion and integration project of an automobile company was hardly to be settled down within the area as a result of the limitations to its hydrogen production and logistics costs as well as some more favorable investment policies provided by the local government of its headquarter.

Taking into account of the actual steam supply (551,600 tons) of Xianrendao Co-generation in 2020, the potential customers in the industrial park and the "14th Five-Year Plan" of the industrial park, management estimates the steam supplies to be 706 thousand tons in 2021, 918 thousand tons in 2022, 1,284 thousand tons in 2023, 1,798 thousand tons in 2024, 2,338 thousand tons in 2025, and 2,712 thousand tons in 2026 and thereafter.

In addition, Xianrendao Co-generation is also responsible for the winter heating service for partial residents in south Bayuquan District of Yingkou city. In 2020, the heat supply was 2.21 million GJ. Along with the heating area expansion in the future, management forecasts the heat supply to be 2.5 million GJ in 2021 and 2.6 million GJ in 2022 and thereafter, reaching to its designed heating supply capacity and then staying stable.

Sales volume (Power generation hours)

Xianrendao Co-generation’s heating units are back-pressure heat supply units, operates based on the "power generation by heat" principle, therefore, its power generated is determined based on the heating supplies.

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

7	Property, plant and equipment (continued)

Impairment (continued)

Note 1: Impairment of CGUs (continued)

(e)	Xianrendao Co-generation (continued)

Fuel prices

In 2020, all the coal consumed by Xianrendao Co-generation were imported, at a unit price of RMB633.75/ton. However, due to the design requirements of the power plant unit and the production situation in 2020, the management assesses that the use of imported coal alone at a lower price will affect the operation of the unit and therefore management plans to increase the purchase of domestic coal to reach a ratio at 4:1 between the imported coal and domestic coal in future. By reference to the last ten years’ unit price of coal of Huaneng Power International, Inc. Yingkou Power Plant (“Yingkou Power Plant”) (coal structure: imported coal, domestic coal and small amount of coal from Inner Mongolia) and Huaneng Yingkou Co-generation Limited Liability Company (“Yingkou Co-generation ") (coal structure: coal from Inner Mongolia), both the power plants located in Yingkou city together with Xianrendao Co-generation, as well as taking in to consideration the different transportation distance of the two units, management estimates the average unit coal price during the forecast period to be RMB694.97/ton, an increase of RMB61.22/ton compared with that of 2020.

In 2020, the recoverable amount was determined based on the discounted future cash flow of the CGU using the assumptions above and RMB274 million impairment losses of PPE were recognized. Management with the assistance of an independent appraiser Zhongjing Minxin (Beijing) Assets Appraisal Co., Ltd. determined the CGU’s recoverable amount.

(f)	Zuoquan Coal-fired Power

Zuoquan Coal-fired Power operates two 600,000-kilowatt coal-fired generation units, of which No.1 and No.2 generation units commenced operation in December 2011 and January 2012 respectively. From 2018 and 2020, Zuoquan Coal-fired Power realized (loss)/profit before income tax expense of (RMB50 million), RMB83 million and RMB50 million respectively.

In June 2020, Shanxi province deployed a strategy to transform its advantages in coal and electricity resources to realize the benefits in the form of reduced tariffs. In October 2020, with the official launch of electricity trading for strategic emerging industries in Shanxi province, the tariff reform advanced into comprehensive implementation stage. The total electricity volume of the first transaction was 5.333 billion kWh, and the terminal tariff of the end users was RMB300//MWh (tax included). Moreover, according to the "Notice of Printing and Distributing the 2021 Provincial Electricity Market Trading Organization Plan " (Jin Power Electrical Energy Fa [2020] No.591) issued by the Energy Administration of Shanxi Province in December 2020, the Shanxi province power market temporarily suspended the annual and bilateral trading mechanism, and adopted the unilateral monthly public bidding mechanism, which is highly dependent on spot transaction quotes and time sequence. The competition in Shanxi province's power market has been intensified, so the power generation enterprises are bidding with lower quotations in the market. Management expects that the on-grid tariff will further be decreased, which would be a significant adverse impact on Zuoquan Coal-fired Power's operation in the long term.

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

7	Property, plant and equipment (continued)

Impairment (continued)

Note 1: Impairment of CGUs (continued)

(f)	Zuoquan Coal-fired Power (continued)

In 2020, the key assumptions used in estimating the recoverable amount of Zuoquan Coal-fired Power during the impairment assessment include future sales volume (power generation hours) and fuel prices. Other assumptions applied in the impairment tests include the average tariff. These assumptions were shown as follows:

Sales volume (Power generation hours)			Tariff			Fuel prices (standard coal price,
Unit: hours/year			Unit: RMB/MWh			excluding tax) unit: RMB/ton
	Actual			Actual			Actual
Forecast period	in 2020	Fluctuation	Forecast period	in 2020	Fluctuation	Forecast period	in 2020	Fluctuation
4,664	4,421	243	249.56	278.28	28.72	460	444.90	15.1

Sales volume (Power generation hours)

Management estimates the power generation hours in the forecast period based on the provincial economic development, the change of the installation capacity of generation units, the electricity consumption outside the province and the direct trading of power, etc. The forecasted power generation hours are 4,664 hours during the forecast period, slightly increase than the actual power generation hours of 4,421 hours in 2020. Affected by the COVID-19 pandemic in 2020, the increase rate of electricity consumption in Shanxi province was negative until September 2020. From 2021 and thereafter, along with the control of the COVID-19 pandemic and the revival and growth of economy, the electricity consumption will gradually recover.

Tariff

Management estimates the average tariff would decline in the forecast period, the forecasted average tariff excluding tax is RMB249.56/MWh during the forecast period, decreased by RMB28.72/MWh compared with the actual average unit price excluding tax of RMB278.28/MWh in 2020. The price is estimated by reference to the current medium-long term trading mode and spot prices. In 2020, after launching the electricity trading for strategic emerging industries in Shanxi province, the final tariff was confirmed to be RMB300/MWh. After deduction of the transmission and distribution tariff and governmental funds, the on-grid tariff on the power generation units’ side was only approximately RMB150/MWh. Moreover, according to the “Notice of Printing and Distributing the 2021 Provincial Electricity Market Trading Organization Plan “ (Jin Power Electrical Energy Fa [2020] No.591) issued by the Energy Administration of Shanxi Province in December 2020, after abolishing all coal based power since 2020, only the plans to ensure flexible innovation, steam service, heating service, and summer peaks service are retained in 2021. In addition, the transaction scale of the provincial market in 2021 will be 135 billion kWh, among which 20 billion kWh are reserved for long term contracts, which requires both counterparties in the transaction to mutually hold more than 20% equity interests of each other. As such, Zuoquan Coal-fired Power is not qualified for the long-term contracts power generation volume and since the tariff of long term contract is normally higher than that of spot market, thus imposing a negative impact on the comprehensive tariff during the forecast period. In the later stage, with the integration of coal and electric power enterprises in Shanxi province, the scale of the long-term contracts trading volume will be further expanded, encroaching the power market and intensifying the competition among power generation enterprises.

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

7	Property, plant and equipment (continued)

Impairment (continued)

Note 1: Impairment of CGUs (continued)

(f)	Zuoquan Coal-fired Power (continued)

Fuel prices (unit price of standard coal as fired)

All the coal consumed by Zuoquan Coal-fired Power are purchased from Shanxi province and the purchase price is mainly affected by the supply and demand of the domestic market. Management’s analysis showed that the coal prices in 2021 and in the forecast period may rise and then maintain at a stable level. As previously analysed, although the domestic coal market can achieve a balanced supply and demand in the future and the short-term under-supply that occurred at the end of 2020 will soon be levelled, with the integration of coal and electric power enterprises in Shanxi province and the enhanced bargaining power of upstream companies on the supply side, it is expected that during the “14th Five-Year Plan”, a balanced coal production in Shanxi province would co-exist with the problem of supply intensity in different regions, coal categories and periods. Coal prices would be on the rise and gradually stay at a reasonable level. Management estimates the long-term average unit price of coal to be RMB460/ton during the forecast period, representing an increase of RMB15.1/ton compared with the actual unit price of coal of RMB444.90/ton in 2020.

In 2020, the recoverable amount was determined based on the discounted future cash flow of the CGU using the assumptions above and RMB270 million impairment losses of PPE were recognized. Management with the assistance of an independent appraiser Zhongjing Minxin (Beijing) Assets Appraisal Co., Ltd. determined the CGU’s recoverable amount.

(g)	Gezhen Hydropower

As the water distribution hub of the phase II (irrigation area) project of the Daguangba water conservancy and hydropower project in Hainan, Huaneng Gezhen water conservancy project mainly focuses on irrigation and water supply as well as power generation, and is responsible for the irrigation in the Daguangba irrigation area and water distribution for industrial users. The installed capacity of Gezhen Hydropower is 2 sets of 40MW and 2 sets of 1MW units, with a total installed capacity of 82MW. The project was completed and put into operation by the end of 2009. In 2020, Gezhen Hydropower generated revenue from water supply business for the first time, whereas in the prior years its revenue generation was concentrated on hydropower generation. In 2014, management performed impairment assessment and provided impairment losses of RMB92 million for PPE for the year ended 31 December 2014. From 2015 to 2016, the operating performance of Gezhen Hydropower was still insufficient. Then in 2016, management performed impairment assessment and provided further impairment losses of RMB148 million for PPE and intangible assets for the year ended 31 December 2016. The total amount of impairment losses provided in prior years were RMB240 million in aggregate.

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

7	Property, plant and equipment (continued)

Impairment (continued)

Note 1: Impairment of CGUs (continued)

(g)	Gezhen Hydropower (continued)

In 2020, Hainan Provincial Development and Reform Commission approved the water supply price of Gezhen Hydropower in the “Reply Letter on the Price of Non-agricultural Water Supply for Gezhen Hydraulic Hub Project” (Qiong Fa Gai Bian Letter [2020] No.708), stating that the price of non-agricultural water supply is RMB0.2/m3 and the price of industrial water is RMB0.24/m3. There is a substantial reduction in the price, compared with the price of RMB0.867/m3 agreed between Hainan Provincial Government and Huaneng Group in 2006 through the singed energy cooperation agreement. Since the water supply of Dongfang city is still utilizing the free water intake point of Yuxiong downstream, and thus currently the average daily water supply of Gezhen Hydropower is approximately 11,000 m3/day. Upon the completion of the construction of the water supply pipeline project from Gezhen to Basuo, invested by the Dongfang Municipal Government, management estimates the daily water supply of Gezhen Hydropower will reach to 50,000 m3/day in 2023. However, the shortage in water supply is still enormous, compared with the designed target of 100,000 m3/day as stipulated in the phase I feasibility study report of Gezhen Hydropower.

Management considers the share of power generation in Gezhen Hydropower is far below expectation on the premise of fulfilling social responsibility and ensuring water irrigation. As for the water supply business operation, the water supply volume could not reach the designed targeted volume. Despite of the active communication with the local government, the unit price of water supply has been significantly reduced. Taking into account the reduction in water supply prices and the shortage of water supply demand, management estimates that it is unlikely for Gezhen Hydropower to achieve higher operating profit in future.

In 2020, the key assumptions used in estimating the recoverable amount of Gezhen Hydropower during the impairment assessment include future sales volume (power generation hours and water supply). Other assumption applied in the impairment tests includes the water prices. These assumptions were shown as follows:

Sales volume (Power generation hours) Unit: hours/year			Sales volume (Water supply) Unit:10 thousand m³/day			Water price Unit: RMB/m³
Forecast period	Actual in 2020	Fluctuation	Forecast period	Actual in 2020	Fluctuation	Forecast period	Actual in 2020	Fluctuation
1,765	839	926	2021:1.18				Non-agricultural water supply: 0.2	—
			2022:3.09	1.1	0.08 to 3.9	0.22	Industrial water supply: 0.24
			After 2023:5

Sales volume (Power generation hours)

Management estimates the power generation hours to be 1,764.66 hours during the forecast period, showing an increase compared with the actual power generation hours of 839 hours in 2020. The estimation is based on the actual average power generation hours for the past five years. The increase in the forecasted power generation hours is mainly due to the following reasons: 1) the hydroelectric power generation is mainly affected by the local climate and whether there is sufficient rainfall; 2) due to the partial decline of incoming water in 2020 and the unsatisfactory storage of reservoirs before, the output of hydropower units were insufficient in Hainan province, and therefore the hydropower generating capacity has decreased significantly compared with the same period in overall.

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

7	Property, plant and equipment (continued)

Impairment (continued)

Note 1: Impairment of CGUs (continued)

(g)	Gezhen Hydropower (continued)

Sales volume (water supply) and water prices

In 2020, Gezhen Hydropower realized revenue from water supply business with an average daily water supply of approximately 11,000 m3/day and an annual water supply of 4.33 million m3. Upon the completion of the construction of the water supply pipeline project from Gezhen to Basuo, invested by the Dongfang Municipal Government, management estimates the daily water supply of Gezhen Hydropower will reach to 11,800 m3/day in 2021, 30,900 m3/day in 2022, and 500,000 m3/day in 2023 and afterwards gradually.

In 2020, Hainan Provincial Development and Reform Commission approved the water supply price of Gezhen Hydropower in the "Reply Letter on the Price of Non-agricultural Water Supply for Gezhen Hydraulic Hub Project" (Qiong Fa Gai Bian Letter [2020] No.708), stating that the price of non-agricultural water supply is RMB0.2/m3 and the price of industrial water is RMB0.24/m3. Management estimates the average unit price of water supply during the forecast period to be RMB0.22/m3 (tax included).

In 2020, the recoverable amount was determined based on the discounted future cash flow of the CGU using the assumptions above and RMB168 million impairment losses of PPE were recognized. Management with the assistance of an independent appraiser Beijing Guorongxinghua Assets Appraisal Co., Ltd. determined the CGU’s recoverable amount.

Note 2: Discount rate

The Group determines the after-tax discount rate based on the weighted average cost of capital (WACC). The calculated after-tax discount rate is 7% and the pre-tax discount rate is ranging from 7.21% to 9.41%.

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

7	Property, plant and equipment (continued)

Impairment (continued)

Note 2: Discount rate (continued)

The calculating formula of the WACC is: WACC = Ke × (E/(D+E))+Kd × (1-T) × (D/(D+E)). D is the value of value of debt and E is the value of equity. Among which, cost of equity is calculated by using the capital asset pricing model (CAPM), equals to risk-free return on investment ("risk-free rate") plus the return premium reflecting an entity's risk ("risk premium"), namely: Ke = Rf +β× ERP + ε. The values of each parameter are shown in the table below:

Parameters		Amount	Notes
Rf	Risk-free rate	3.95%

Use WIND to select China treasury bonds with a remaining maturity over 10 years from the base date of assets evaluation. Calculate their yield to maturity and take the average value as the risk-free rate.

beta	Beta Coefficient	0.6903

Calculate the beta coefficient based on the average value of the beta coefficient of comparable companies without financial leverage and the target capital structure; adjust the estimated beta coefficient using historical data by using the Blume Adjustment method.

ERP	Equity Risk Premiums	7.07%

Use CSI 300 index to estimate the rate of return on investment of the Chinese stock market; set 10-year period as the time span for calculating the rate of return on investment; use the geometric average rate of return on investment which can better reflect its growth.

ε	Specific Risk Premium Rate	4.00%

Use the comprehensive analysis method to determine the specific risk return rate ε, which means to consider all these factors of the assessed CGUs such as its asset scale, development stage, market competition status, internal governance structure and capital structure, etc.

Kd	Cost of Debt	3.85%	Take the one-year loan prime rate (LPR) as the cost of debt
T	Enterprise Income Tax Rate	25%/15%, etc.	Determine the applicable income tax rate according to the Corporate Income Tax Law

When the after-tax discount rate is calculated, the pre-tax discount rate is determined through an iterative loop calculation based on the assumption of "present value of cash flow before tax = present value of cash flow after tax". As a result of the calculation, the Group adopts a pre-tax discount rate ranging from 7.21% to 9.41%.

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

7	Property, plant and equipment (continued)

Impairment (continued)

Note 3: Impairment losses for individual asset

Every year, the Group performs assessment of the decommissioned PPE in a timely manner based on the industry policies of shut down of power plants, and technical transformation and equipment dismantling arrangements for the year. The details for impairment losses recognized for such kind of PPE are as follows:

Impairment
recognized in 2020

Huaneng Hainan Power Generation Company Limited Haikou Power Plant (“Haikou Power Plant”) (i)	127,262
Huaneng Power International, Inc. Nantong Power Plant (“Nantong Power Plant”) (ii)	85,938
Huaneng Beijing Co-generation Limited Liability Company (“Beijing Co-generation”) (iii)	84,060
Other 4 items	46,730

Total	343,990

(i)	No. 4 and No. 5 generation units of Haikou Power Plant were officially shut down in October 2020. Based on the impairment assessment carried out by Tianjian Xingye Assets Appraisal Co., Ltd., impairment losses of RMB127 million were recognized for scraped assets after considering their recoverable amount. The above assets were in normal use before the generation units were shut down.
(ii)	No. 1 and No. 2 generation units of Nantong Power Plant started the demolition of its generator rotors and chimneys in July 2020, and those two generation unites were officially shut down in October 2020. Based on the impairment assessment carried out by Beijing Guorongxinghua Asset Appraisal Co. Ltd., impairment losses of RMB86 million were recognized after considering the recoverable amount, including the estimated dismantling costs. The above assets were in normal use before the generation units were shut down.
(iii)	In September 2020, Beijing Water Authority was required by the China’s Central Environmental Protection Inspection Team to revoke the water permit of Xiangyang project of Beijing Co-generation. The relevant project and facilities will be out of use upon the expiry of the existing permit in September 2021. Management expects that the plant-wide water treatment system to be built in the future could not utilize any existing facilities and related assets of Xiangyang project. Based on the impairment assessment carried out by Beijing Guorongxinghua Asset Appraisal Co. Ltd., impairment losses of RMB84 million were recognized. The above assets were in normal use in the past 3 years.

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

7	Property, plant and equipment (continued)

Impairment (continued)

Note 4: Impairment losses of pre-construction costs

In 2020, RMB68 million and RMB350 million of impairment losses of CIPs and other non-current assets for pre-construction cost were recognized respectively. The details are shown in the following table:

		Designed	Amount	Impairment
	Time to cease	investment	invested	recognized in
	construction	(RMB million)	(RMB million)	2020 (RMB million)
Huaneng Huaiyin Power Generation Co., Ltd. (“Huaiyin Power”) Guanyun Large Unit Project (i)	2017	7,900	260	260
Huaneng Chaohu Power Generation Co., Ltd. (“Chaohu Power”) Phase II Expansion Project (ii)	2017	4,128	196	56
Huaneng Luoyuan Power Generation Co., Ltd. (“Luoyuan Power”) Phase II New Project(iii)	2016	5,306	48	48
Other 41 items			54	54

Total			558	418

Pre-construction costs represent necessary costs incurred to bring the newly developed coal-fired and new energy power generation projects to be ready for their intended use, and are capitalized during the progress and then transferred to PPE together with other CIPs when the assets are ready for the intended use. The Group regularly reviews the status, progress, possibility and plans of all suspended or postponed projects. For those projects with developmental value, the Group makes continuous investment in order to make it profitable in the future. For those projects that are less likely to be developed which are usually impossible to generate cash flows and difficult to sell in the market, impairment losses are recognized accordingly.

(i)	Huaiyin Power Guanyun Large Unit Project

On 24 April 2015, “Reply on Approval of Yanwei Coal-fired Project (referred to as “Guanyun Large Unit Project”) (Huaneng Gui Letter [2015] No.182) required to list the Guanyun Large Unit Project in the Group’s 2015 thermal power projects construction plan. In August 2015, management purchased coal capacity and quota capacity in aggregated of RMB235 million due to the need and completed certain research work relating to the access system, water resources report, soil and water conservation, environmental impact assessment, cultural relics assessment, etc. During the period of 13th Five-Year Plan, since Guanyun Large Unit Project ranked high in the selection of thermal power projects organized by the Jiangsu Provincial Energy Administration, management continuously coordinated with other counterparties to promote this project.

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

7	Property, plant and equipment (continued)

Impairment (continued)

Note 4: Impairment losses of pre-construction costs (continued)

(i)	Huaiyin Power Guanyun Large Unit Project (continued)

In April 2020, Huaiyin Power filed an application to Guanyun County Government for inclusion of the Huaneng Yanwei Port 2×1,000MW large-capacity, high-efficiency and ultra-low-emission coal-fired generating unit project (referred to as the "Guanyun Large Unit Project") into its "14th Five-Year Plan". The Group did not receive any response from local government so far. As Jiangsu province belongs to the first-class red line area of thermal power projects, management assessed that Guanyun Large Unit Project would not be included in the "14th Five-Year Plan" of Jiangsu province, and therefore the future of the project is not optimistic. As of the end of 2020, the total amount of the pre-construction costs of Guanyun Large Unit Project was RMB260 million. Taking into account the current states of progress of the project, impairment losses of RMB260 million were recognized for the year ended 31 December 2020.

(ii)	Chaohu Power Phase II Expansion Project ("Chaohu Phase II Project")

The 2x660MW high-efficiency ultra-supercritical plant phase II expansion project of Chaohu Power was approved by National Energy Administration to carry out preliminary work of the project in 2013 and was approved by Anhui Provincial Development and Reform Commission in April 2015 (Wan Fa Gai Energy [2015] No.129). The total investment of this project is RMB3,959 million. From 2014 to 2017, management carried out the feasibility study, bidding for major equipment, preparation for commencement of construction, etc. according to the approved investment plan with an aggregated amount of RMB290 million. In April 2020, the construction capacity quota of Chaohu Phase II Project was officially cancelled by Anhui Provincial Development and Reform Commission. The project was less likely to be carried out in the short term. Management reviewed the expenditures incurred and provided full impairment for the remaining costs of RMB56 million, excluding any recoverable amount.

(iii)	Luoyuan Power Phase II New Project ("Luoyuan Phase II Project")

In December 2015, the preliminary design of the Luoyuan Phase II Project was reviewed and approved by the General Electric Power Planning and Design Institute. The total investment of this project is RMB5,306.17 million. According to the "13th Five-Year" Plan for Energy Development in Fujian Province (2016-2020)” (“Plan”), Fujian province should vigorously develop efficient and clean energy, optimize the energy structure, and increase the proportion of new energy and renewable energy, so that except for the coal power units of Luoyuan Phase I (2x660mw) project that have already been approved, Fujian province shall not approve the construction of any other new coal power projects within the province. Luoyuan Phase II Project has been ceased for construction since 2016. However, since the pre-construction work were initially carried out before the time when the aforementioned Plan was issued in 2016, management has communicated with the Fujian Provincial Development and Reform Commission many times striving for the project approval.

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

7	Property, plant and equipment (continued)

Impairment (continued)

Note 4: Impairment losses of pre-construction costs (continued)

(iii)	Luoyuan Power Phase II New Project ("Luoyuan Phase II Project") (continued)

In 2020, according to the "14th Five-Year" Investment Plan for Coal-fired Units of the Group in Fujian province, the Luoyuan Phase II Project was not included in the former investment plan. In accordance with the requirements stated in "Notice of the People's Government of Fujian Province on Implementing the "Three Lines and One Order" Ecological Environment Zoning Management and Control" (Min Zheng [2020] No.12), except for large-scale coal power plants listed in the national plan, project of equivalent capacity power plant replacement and cogeneration projects that focus on heating services, no new coal-fired power projects would be constructed in Fujian province. Management expected the project would not be proceeded. Considering that the project has been suspended for more than 3 years and the pre-construction costs were unable to be disposed, management provided full impairment for the pre-construction costs.

Impairment in 2019

In 2019, impairment losses for property, plant and equipment of certain power projects in PRC segment amounting to approximately RMB5,720 million have been recognized. The recoverable amount of these aforesaid CGUs in aggregate is RMB8,879 million as at 31 December 2019. Factors leading to the impairment include lower than expected operating results of subsidiaries in 2019 due to oversupply and fierce competition within the electricity market and future decommission plan of thermal power generation units. Value-in-use calculations use pre-tax cash flow projections based on the 2020 financial budgets approved by management and are extrapolated using the same cash flow projections of the remaining years with changes being made to reflect the estimated changes in future market or economic conditions. Other key assumptions applied in the impairment testing include the future sales volumes and fuel prices. Management determined these key assumptions based on past performance and their expectations on market development. Further, the Group adopts a pre-tax and non-inflation rate of ranging from 7.00% to 12.77% that reflects specific risks related to the CGUs as discount rate. The assumptions above are used in analyzing the recoverable amounts of the CGUs within operating segments. These estimates and judgments may be significantly affected by unexpected changes in the future market or economic conditions.

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

7	Property, plant and equipment (continued)

Disposal

Note 1: Disposal of non-current assets

Net losses on
disposal of
non-current assets
in 2020

Beijing Co-generation (i)	106,080
Huaneng Chongqing Luohuang Energy Sales Limited Liability Company (“Luohuang Energy Sales”) (ii)	80,683
Yingkou Power Plant (iii)	74,851
Huaneng Qidong Wind Power Generation Co., Ltd. (“Qidong Wind Power”) (iv)	44,292
Huaneng Qinbei Power Generation Co., Ltd. (“Qinbei Power”) (v)	26,999
Laiwu Power (vi)	24,944
Huaneng (Suzhou Industrial Park) Power Generation Co., Ltd. (“Suzhou Industrial Park Power”) (vii)	24,514
Yunhe Power (viii)	23,978
Huaneng Power International, Inc. Yuhuan Power Plant (“Yuhuan Power Plant”) (ix)	20,378
Other 55 items	199,938

Total	626,657

(i)	In 2020, certain production equipment such as the spray layer of the desulfurization and denitrification absorption tower, the in-situ control cabinet of the burner and the SCR reactor were scrapped according to technician appraisal result of Production technology department, as these equipment with severe wear and tear and corrosion were not able to meet the technical standards or not cost effective due to high repair and maintenance expenditures. The dismantled and scrapped equipment has original cost of RMB525 million and net book value of RMB106 million.
(ii)	In 2020, certain production equipment，tools, and vehicles were scrapped according to technician appraisal result of Production technology department because these items failed to meet the technical standards or lead to high repair and maintenance expenditures. The dismantled and scrapped equipment has original cost of RMB283 million and net book value of RMB81 million.
(iii)	In 2020, a group of customized spare parts for 2*320MW Russian manufactured power generation units of Yingkou Power Plant Phase I with net book value of RMB9 million were scrapped were scrapped according to appraisal result of disposal and appraisal team, as these spare parts failed to meet the technical standards after an technical improvement project on corresponding power plants. Due to a series of upgrade project, such as ultra-low emission transformation, ultra-clean emission transformation and thermal system energy-saving optimization transformation in 2020, 266 equipment parts dismantled and disposed with original cost of RMB270 million and net book value of RMB66 million have lost their use and sale value and scrapped according to the technical appraisal result provided by disposal and appraisal team.

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

7	Property, plant and equipment (continued)

Disposal (continued)

Note 1: Disposal of non-current assets (continued)

(iv)	In 2020, 60 sets of wind turbine blades from Qidong Phase I Wind Power Plant were dismantled and replaced due to severe cracks and wrinkles. According to the technical appraisal result, all these turbine blades with original cost of RMB111 million and the net book value of RMB49 million have lost their use and sale value and scrapped with the formal approval in 2020 , resulting in a net loss of RMB44 million.
(v)	In 2020, certain production equipment, tools, and instruments, sprinklers installed at coal field and other equipment were scrapped according to appraisal result provided by technicians of the Production technology department, as these equipment with severe wear and tear and corrosion were not able to meet the technical standards or not cost effective due to high repair and maintenance expenditures. The dismantled and scrapped equipment has original cost of RMB100 million and net book value of RMB27 million.
(vi)	As the improvement of national environmental protection emission standards, the SNCR denitrification system of 4# and 5# power units retired and became a backup system in May 2014. According to the appraisal result provided by technician of Production technology department, the SNCR denitrification system with severe corrosion due to a long-time operation suspension will cause safety issue, therefore this item with original cost of RMB44 million and net book value of RMB25 million was scrapped.
(vii)	In 2020, two batches of coal storage yard windbreak, dust suppression walls, rotary heat exchangers, and 8 absorption tower circulating pumps was dismantled due to a technical upgrade and improvement project. According to the technical appraisal result provided by technicians of productions technology department, these equipment were scrapped with original cost of RMB67 million and the net book value of RMB25 million.

(viii) In 2020, 2# condenser and other equipment failed to meet technical standards due to a system upgrade and improvement. According to the appraisal result provided by technician of production and technology department, 96 dismantled items with original cost of RMB130 million and the net book value of RMB26 million were scrapped , resulting in a net loss of RMB24 million.

(ix)  In 2020, the DCS equipment of the unit 1#, certain production equipment, tools and instruments failed to meet technical standards due to a system upgrade and improvement. According to the appraisal result provided by technician of the Production technology department, 130 dismantled items with original cost of RMB145 million and the net book value of RMB RMB23 million were scrapped , resulting in a net loss of RMB20 million.

Security

As at 31 December 2020 and 2019, certain property, plant and equipment were pledged to banks as collateral for short-term (Note 29) and long-term loans (Note 23).

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

7	Property, plant and equipment (continued)

Buildings without ownership certificate

At 31 December 2020, the Group was in the process of applying for the ownership certificate for certain buildings (buildings for power generation were included in electric utility plant in service) with an aggregate net book value of RMB6,209 million (2019: RMB7,779 million). Management are of the opinion that the Group is entitled to lawfully and validly occupy and use of the abovementioned buildings. There have been no litigations, claims or assessments against the Group for compensation with respect to the use of these buildings as at the date of approval of these financial statements.

8	Investments in associates and joint ventures

	2020	2019
Beginning of the year	20,783,259	19,553,964
Capital injections in associates and joint ventures	596,877	313,197
Share of net profit less loss	1,774,322	1,185,622
Share of other comprehensive (loss)/income	(182,849)	368,696
Share of other capital reserve of equity-method investees	7,607	—
Dividends	(603,839)	(638,220)

End of the year	22,375,377	20,783,259

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

8	Investments in associates and joint ventures (continued)

As at 31 December 2020, investments in associates and joint ventures of the Group are unlisted except for Shenzhen Energy Corporation Limited (“SECL”), which is listed on the Shenzhen Stock Exchange. The following list contains only the particulars of material associates and joint ventures:

	Country of		Business nature and scope of	Percentage of equity interest held
Name	incorporation	Registered capital	operation	Direct	Indirect[1]
Associates:
Huaneng Sichuan Hydropower Co., Ltd. (“Sichuan Hydropower”)	PRC	RMB1,469,800,000	Development, investment, construction, operation and management of hydropower	49%	—

SECL*	PRC	RMB3,964,491,597	Energy and investment in related industries	25.02%	—

Hebei Hanfeng Power Generation Limited Liability Company (“Hanfeng Power”)	PRC	RMB1,975,000,000	Power generation	40%	—

Huaneng Finance	PRC	RMB5,000,000,000	Provision for financial service including fund deposit and lending services, finance lease arrangements, notes discounting and entrusted loans and investment arrangements within Huaneng Group	20%	—

China Huaneng Group Fuel Co., Ltd. (“Huaneng Group Fuel Company”) **	PRC	RMB3,000,000,000	Wholesale of coal, import and export of coal	50%	—

Hainan Nuclear Power Limited Liability Company (“Hainan Nuclear”)	PRC	RMB5,134,560,000	Construction and operation of nuclear power plants; production and sales of electricity and related products	30%	—

Joint ventures:

Shanghai Time Shipping Co., Ltd. (“Shanghai Time Shipping”)	PRC	RMB1,200,000,000	International and domestic sea transportation	50%	—

Jiangsu Nantong Power Generation Co., Ltd. (“Jiangsu Nantong Power”)	PRC	RMB1,596,000,000	Operation and Management of power generation plants and transportation related projects	—	35%
[1]	The indirect percentage of equity interest held represents the effective ownership interest of the Group.
*	As at 31 December 2020, the fair value of the Group’s shares in SECL was RMB7,248 million (2019: RMB6,159 million).
**

In accordance with the articles of association of the investee, the Group could only exercise significant influence on the investee and therefore has accounted for the investment under the equity method.

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

8	Investments in associates and joint ventures (continued)

All the above associates and joint ventures are accounted for under the equity method in the consolidated financial statements.

Summarized financial information of the material associates, adjusted for any differences in accounting policies and acquisition adjustments, and reconciliation to the carrying amounts in the consolidated financial statements, are disclosed below:

									Huaneng Group
	Sichuan Hydropower		SECL		Huaneng Finance		Hanfeng Power		Fuel Company		Hainan Nuclear
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
Gross amounts of the associates’
Current assets	825,632	873,821	21,111,690	20,887,020	27,426,242	23,099,357	964,515	849,386	5,263,174	6,010,002	1,894,806	3,085,059
Non-current assets	14,836,413	14,305,871	92,332,480	76,623,640	20,003,370	20,746,004	1,279,233	1,661,565	3,641,641	3,781,166	19,826,469	20,749,672
Current liabilities	(3,731,524)	(2,772,221)	(22,565,250)	(25,533,260)	(40,458,908)	(36,733,579)	(328,093)	(442,628)	(3,066,531)	(3,827,415)	(4,025,596)	(3,338,370)
Non-current liabilities	(7,171,879)	(7,788,402)	(48,951,200)	(38,446,550)	(553)	(30,867)	(36,218)	(166,718)	(1,780,436)	(2,121,112)	(13,041,682)	(15,930,100)
Equity	4,758,642	4,619,069	41,927,720	33,530,850	6,970,151	7,080,915	1,879,437	1,901,605	4,057,848	3,842,641	4,653,997	4,566,261
-Equity attributable to shareholders	3,568,982	3,464,302	27,346,169	24,103,107	6,970,151	7,080,915	1,879,437	1,901,605	3,688,698	3,590,096	4,653,997	4,566,261
-Non-controlling interests	1,189,660	1,154,767	14,581,551	9,427,743	—	—	—	—	369,150	252,545	—	—
Revenue	2,396,218	2,252,535	20,597,600	20,851,430	1,600,537	1,574,856	1,873,548	2,081,865	29,928,618	27,832,662	3,367,222	3,453,022
Gross profit/(loss)	701,606	575,401	5,952,100	6,472,550	1,014,653	1,064,181	22,637	(46,899)	284,754	173,371	147,629	142,906
Net profit/(loss)	555,009	509,034	4,248,550	1,749,600	943,215	1,004,048	6,426	(54,444)	222,488	150,460	77,037	307,135
Profit/(loss) from continuing operations attributable to shareholders	348,660	327,042	3,929,390	1,598,540	943,215	1,004,048	6,426	(54,444)	207,297	144,500	77,037	307,135
Other comprehensive (loss)/income attributable to shareholders	—	—	(578,559)	1,589,390	(153,979)	(150,286)	—	—	(8,695)	2,164	—	—
Total comprehensive income/(loss) attributable to shareholders	348,660	327,042	3,350,831	3,187,930	789,236	853,762	6,426	(54,444)	198,602	146,664	77,037	307,135
Dividend received from the associates	98,449	116,505	49,587	49,587	180,000	146,000	—	43,132	50,000	20,000	—	—
Reconciled to the interests in the associates
Gross amounts of net assets attributable to shareholders of the associates	3,568,982	3,464,302	27,346,169	24,103,107	6,970,151	7,080,915	1,879,437	1,901,605	3,688,698	3,590,096	4,653,997	4,566,261
The Group’s effective interest	49%	49%	25.02%	25.02%	20%	20%	40%	40%	50%	50%	30%	30%
The Group’s share of net assets attributable to shareholders of the associates	1,748,801	1,697,508	6,842,011	6,030,597	1,394,030	1,416,183	751,775	760,642	1,844,349	1,795,048	1,396,199	1,369,878
Impact of adjustments	207,586	207,586	1,161,810	1,161,810	—	—	293,082	293,082	16,521	16,521	14,076	14,076
Carrying amount in the consolidated financial statements	1,956,387	1,905,094	8,003,821	7,192,407	1,394,030	1,416,183	1,044,857	1,053,724	1,860,870	1,811,569	1,410,275	1,383,954

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

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

Summarized financial information of material joint ventures adjusted for any differences in accounting policies and acquisition adjustment, and reconciliation to the carrying amount in the consolidated financial statements, are disclosed below:

	Shanghai Time Shipping		Jiangsu Nantong Power
	2020	2019	2020	2019

Gross amounts of joint ventures’
Current assets	318,387	280,687	742,195	396,850
Non-current assets	3,910,739	4,083,160	4,740,502	5,294,584
Current liabilities	(2,375,821)	(2,367,244)	(2,046,053)	(2,660,119)
Non-current liabilities	—	(54,623)	(1,318,905)	(901,583)
Equity	1,853,305	1,941,980	2,117,739	2,129,732

Revenue	1,143,885	1,613,813	3,118,059	2,959,197
Gross profit	169,040	135,846	541,305	490,578
Net profit	11,325	121,284	240,436	211,589
Total comprehensive income	11,325	121,284	240,436	211,589

Dividend received in cash from the joint ventures	50,000	—	126,215	145,143

Reconciled to the interests in the joint ventures:
Gross amounts of net assets	1,853,305	1,941,980	2,117,739	2,129,732
The Group’s effective interest rates	50%	50%	50%	50%
The Group’s share of net assets	926,653	970,990	1,058,870	1,064,866
Impact of adjustments	18,324	18,324	—	—
Carrying amount in the consolidated financial statements	944,977	989,314	1,058,870	1,064,866

Aggregate information of associates and joint ventures that are not individually material:

	2020	2019
Aggregate carrying amount of individually immaterial associates and joint ventures in the consolidated financial statements	4,701,290	3,966,148
Aggregate amounts of the Company and its subsidiaries' share of those associates and joint ventures Profit from continuing operations	190,029	123,869
Total comprehensive income	190,029	123,954

As at 31 December 2020, the Group’s share of losses of associates and a joint venture exceeded its interests in associates and a joint venture and the unrecognized further losses amounted to RMB552 million (2019:RMB538 million).

As at 31 December 2020, there were no proportionate interests in the associates’ and joint ventures’ capital commitments (31 December 2019: Nil). There were no material contingent liabilities relating to the Group’s interests in the associates and joint ventures, and the associates and joint ventures themselves.

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

9	Investments in subsidiaries

As at 31 December 2020, the investments in subsidiaries of the Group, all of which are unlisted, are as follows:

(i)	Subsidiaries acquired through establishment or investment

				Business nature	Percentage of equity
	Country of	Type of	Registered	and scope	interest held
Name of subsidiary	incorporation	interest held	capital	of operations	Interest	Voting

Huaneng International Power Fuel Limited Liability Company	PRC	Held directly	RMB 200,000,000	Wholesale of coal	100%	100%

Huaneng Nantong Power Generation Limited Liability Company	PRC	Held indirectly	RMB 798,000,000	Power generation	70%	70%

Yingkou Co-generation	PRC	Held directly	RMB 875,675,300	Production and sale of electricity and heat sale of coal ash and lime	100%	100%

Huaneng Hunan Xiangqi Hydropower Co., Ltd.	PRC	Held directly	RMB 328,000,000	Construction, operation and management of hydropower plants and related projects	100%	100%

Zuoquan Coal-fired Power	PRC	Held directly	RMB 960,996,200	Construction, operation and management of electricity projects; development and utilisation of clean energy resources	80%	80%

Huaneng Kangbao Wind Power Utilisation Limited Liability Company	PRC	Held directly	RMB 543,200,000	Construction, operation and management of wind power plants and related projects; solar power generation	100%	100%

Huaneng Jiuquan Wind Power Generation Co., Ltd (“Jiuquan Wind Power”)	PRC	Held directly	RMB 2,761,480,000	Construction, operation and management of wind power generation and related projects	100%	100%

Huaneng Rudong Wind Power Generation Co., Ltd.	PRC	Held indirectly	RMB 90,380,000	Operation, management of wind power generation projects	90%	90%

Huaneng Guangdong Haimen Port Limited Liability Company	PRC	Held indirectly	RMB 331,400,000	Loading, warehousing and conveying services, providing facility services and water transportation services	100%	100%

Huaneng Taicang Port Limited Liability Company	PRC	Held indirectly	RMB 600,000,000	Port provision, cargo loading and storage	85%	85%

Huaneng Taicang Power Generation Co., Ltd.	PRC	Held indirectly	RMB 883,899,310	Power generation	75%	75%

Huaneng Huaiyin II Power Generation Limited Company	PRC	Held indirectly	RMB 930,870,000	Power generation	63.64%	63.64%

Xindian Power	PRC	Held directly	RMB 991,915,789	Power generation	95%	95%

Huaneng Shanghai Combined Cycle Power Limited Liability Company	PRC	Held directly	RMB 699,700,000	Power generation	70%	70%

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

9	Investments in subsidiaries (continued)
(i)	Subsidiaries acquired through establishment or investment (continued)

				Business nature	Percentage of equity
	Country of	Type of	Registered	and scope	interest held
Name of subsidiary	incorporation	interest held	capital	of operations	Interest	Voting

Huaneng Yumen Wind Power Generation Co., Ltd	PRC	Held directly	RMB 785,960,000	Construction, operation and management of wind power generation and related projects	100%	100%

Qingdao Co-generation	PRC	Held directly	RMB 498,729,045	Construction, operation and management of co-generation power plants and related projects	100%	100%

Huaneng Tongxiang Combined Cycle Co-generation Co., Ltd.	PRC	Held directly	RMB 300,000,000	Production and sale of electricity and heat; investment in combined cycle co-generation industries	95%	95%

Huaneng Shantou Haimen Power Generation Limited Liability Company	PRC	Held indirectly	RMB 1,508,000,000	Construction, operation and management of power plants and related projects	80%	80%

Huaneng Chongqing Liangjiang Power Generation Limited Liability Company (“Liangjiang Power”)	PRC	Held directly	RMB 726,600,000	Construction, operation and management of natural gas power plants and related projects	90%	90%

Huaneng Yunnan Fuyuan Wind Power Generation Co., Ltd.	PRC	Held directly	RMB 326,290,000	Wind power project investment, management and sales	100%	100%

Huaneng Guizhou Panzhou State City Wind Power Co., Ltd.	PRC	Held directly	RMB 188,180,000	Construction and management of wind power plants and related projects	100%	100%

Huaneng Jiangxi Clean Energy Limited Liability Company	PRC	Held directly	RMB 1,384,502,000	Power generation and supply development, management and construction of clean energy resource	100%	100%

Huaneng Hunan Subaoding Wind Power Generation Co., Ltd.	PRC	Held directly	RMB 266,000,000	Construction, operation and management of wind power plants and related projects	100%	100%

Huaneng Suixian Jieshan Wind Power Generation Co., Ltd.	PRC	Held directly	RMB 183,500,000	Construction, operation and management of wind power plants and related projects	100%	100%

Huaneng Taiyuan Dongshan Combined Cycle Co-generation Co., Ltd.	PRC	Held directly	RMB 731,710,000	Construction and operation of thermal heating networks, development and utilisation of clean energy resources	82%	82%

Huaneng Xuzhou Tongshan Wind Power Generation Co., Ltd. (“Tongshan Wind Power”)	PRC	Held indirectly	RMB 287,951,400	Wind power generation, electricity engineering design services maintenance of power supply and control facilities, solar energy power generation	70%	70%

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

9	Investments in subsidiaries (continued)
(i)	Subsidiaries acquired through establishment or investment (continued)

				Business nature	Percentage of equity
	Country of	Type of	Registered	and scope	interest held
Name of subsidiary	incorporation	interest held	capital	of operations	Interest	Voting

Huaneng Nanjing Co-generation Co., Ltd.	PRC	Held indirectly	RMB 320,400,000	Construction and operation of power plants, and thermal heating services	70%	70%

Huaneng Hunan Guidong Wind Power Generation Co., Ltd.	PRC	Held directly	RMB 140,000,000	Investment, construction, operation and management of electricity projects; development and utilisation of clean energy resources	100%	100%

Huaneng Nanjing Luhe Wind Power Generation Co., Ltd.	PRC	Held indirectly	RMB 84,800,000	Investment, construction, operation, management of electricity projects; development and utilisation of clean energy resources	100%	100%

Luoyuan Power	PRC	Held indirectly	RMB 1,163,100,000	Construction, operation and management of power plants and related projects	100%	100%

Huaneng Lingang (Tianjin) Gas Co-generation Co., Ltd.	PRC	Held directly	RMB 332,000,000	Power generation and supply	100%	100%

Huaneng Lingang (Tianjin) Heat Co-generation Co., Ltd.	PRC	Held indirectly	RMB 5,000,000	Providing thermal energy and cold energy services, supplying steam and hot water (except portable water), plumbing pipe installation and repair, energy engineering construction	66%	66%

Huaneng Anhui Huaining Wind Power Generation Co., Ltd.	PRC	Held directly	RMB 301,500,000	Investment, construction and operation of electricity projects development and utilisation of clean energy resources	100%	100%

Huaneng Mianchi Co-generation Limited Liability Company	PRC	Held directly	RMB 570,000,000	Construction, operation and management of coal-fired plants and related projects	60%	60%

Xianrendao Co-generation	PRC	Held directly	RMB 352,020,000	Power generation and supply development and utilisation of clean energy resources	100%	100%

Huaneng Nanjing Xingang Comprehensive Energy Co., Ltd.	PRC	Held indirectly	RMB 198,664,300	Thermal generation and supply, power distribution and sale	65%	65%

Huaneng Changxing Photovoltaic Power Generation Limited Liability Company (“Changxing Photovoltaic Power”)	PRC	Held indirectly	RMB 26,000,000	Construction and operation of distributed photovoltaic power generation plants and related projects	100%	100%

Huaneng Rudong Baxianjiao Offshore Wind Power Generation Co., Ltd.	PRC	Held indirectly	RMB 1,629,338,700	Infrastructure construction of wind power plants	70%	70%

Guilin Gas Energy	PRC	Held directly	RMB 267,450,000	Construction, operation and management of power plants and thermal energy	80%	80%

Huaneng (Dalian) Co-generation Co., Ltd.	PRC	Held directly	RMB 799,851,769	Construction, operation and management of co-generation power plants and related projects	100%	100%

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

9	Investments in subsidiaries (continued)
(i)	Subsidiaries acquired through establishment or investment (continued)

				Business nature	Percentage of equity
	Country of	Type of	Registered	and scope	interest held
Name of subsidiary	incorporation	interest held	capital	of operations	Interest	Voting

Huaneng Zhongxiang Wind Power Generation Co., Ltd	PRC	Held directly	RMB 240,000,000	Construction, operation and management of wind power plants and related projects	100%	100%

Huaneng Guanyun Co-generation Co., Ltd	PRC	Held indirectly	RMB 224,774,000	Construction, operation and management of co-generation power plants, heating network and expansion engineering	100%	100%

Huaneng International Power Hong Kong Limited Company	Hong Kong	Held directly	100,000 Shares	Development, construction management and operation of power supply, coal projects; related investment and financing businesses	100%	100%

Tuas Power Generation Pte. Ltd. (“TPG”)	Singapore	Held indirectly	S$ 1,183,000,001	Power generation and related by-products, derivatives, developing power supply resources operating electricity and power sales	100%	100%

TP Utilities Pte. Ltd. (“TPU”)	Singapore	Held indirectly	S$ 255,500,001	Provision of energy, power supply, thermal supply, management of industrial water and waste	100%	100%

TP-STM Water Resources Pte. Ltd.	Singapore	Held indirectly	S$ 4,500,000	Providing desalinated water	60%	60%

TP-STM Water Services Pte. Ltd.	Singapore	Held indirectly	S$ 21,000	Providing desalinated water	60%	60%

Huaneng Shanxi Taihang Power Generation Limited Liability Company	PRC	Held directly	RMB 1,086,440,000	Pre-services related to coal-fired generation	60%	60%

Huaneng Mianchi Clean Energy Limited Liability Company	PRC	Held directly	RMB 291,800,000	Wind power generation, new energy development and utilisation	100%	100%

Huaneng Zhuolu Clean Energy Limited Liability Company	PRC	Held directly	RMB 159,178,100	Construction, operation and management of power plants and related projects	100%	100%

Tongwei Wind Power	PRC	Held directly	RMB 264,640,000	Construction, operation and management of wind power plants and related projects	100%	100%

Huaneng Yizheng Wind Power Generation Limited Liability Company	PRC	Held indirectly	RMB 200,000,000	Wind power plants design, construction, management and maintenance	100%	100%

Huaneng Yancheng Dafeng New Energy Power Generation Limited Liability Company	PRC	Held indirectly	RMB 1,721,000,000	Construction, operation and management of wind power photovoltaic power plant	100%	100%

Huaneng Shanyin Power Generation Limited Liability Company	PRC	Held directly	RMB 1,573,000,000	Construction, operation and management of power plants and related projects	51%	51%

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

9	Investments in subsidiaries (continued)
(i)	Subsidiaries acquired through establishment or investment (continued)

				Business nature	Percentage of equity
	Country of	Type of	Registered	and scope	interest held
Name of subsidiary	incorporation	interest held	capital	of operations	Interest	Voting

Huaneng Jiangsu Energy Sales Limited Liability Company	PRC	Held indirectly	RMB 200,000,000	Purchase and sale of electricity and thermal energy water supply services, construction and operation of electricity distribution networks and heating pipe networks	100%	100%

Huaneng Liaoning Energy Sales Limited Liability Company	PRC	Held directly	RMB 200,000,000	Sale of electricity, thermal energy and hot water circulation	100%	100%

Huaneng Guangdong Energy Sales Limited Liability Company	PRC	Held indirectly	RMB 200,000,000	Power and thermal energy supply, energy conservation technology service, transmission and substation projects contracting	100%	100%

Huaneng Suizhou Power Generation Limited Liability Company	PRC	Held directly	RMB 96,020,000	Construction, operation and management of power plants, production and sale of electricity and heat	100%	100%

Huaneng Changle Photovoltaic Power Generation Limited Liability Company	PRC	Held indirectly	RMB 15,570,000	Construction, operation and management of photovoltaic power plants and related projects	100%	100%

Huaneng Longyan Wind Power Generation Limited Liability Company	PRC	Held indirectly	RMB 35,000,000	Construction, operation and management of wind power plants and related projects	100%	100%

Huaneng Dandong Photovoltaic Power Generation Limited Liability Company	PRC	Held directly	RMB 17,720,000	Investment, construction operation and management of electricity projects, development and utilisation of clean energy resources	100%	100%

Huaneng Dongguan Combined Cycle Co-generation Limited Liability Company	PRC	Held indirectly	RMB 658,940,000	Investment of electricity projects, thermal power generation and supply, investment in heating pipe networks, development and utilisation of clean energy resources	80%	80%

Huaneng Chongqing Fengjie Wind Power Generation Limited Liability Company	PRC	Held directly	RMB 183,900,000	Electricity production and supply; development and utilisation of clean energy resources	100%	100%

Huaneng Jingxing Photovoltaic Power Generation Limited Liability Company	PRC	Held directly	RMB 23,500,000	Investment, construction and management of photovoltaic power plants	100%	100%

Huaneng Shanxi Energy Sales Limited Liability Company	PRC	Held directly	RMB 210,000,000	Electricity supply and sales investment, construction, operation and repair of regional transmission and distribution networks	100%	100%

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

9	Investments in subsidiaries (continued)
(i)	Subsidiaries acquired through establishment or investment (continued)

				Business nature	Percentage of equity
	Country of	Type of	Registered	and scope	interest held
Name of subsidiary	incorporation	interest held	capital	of operations	Interest	Voting

Huaneng Chongqing Energy Sales Limited Liability Company	PRC	Held directly	RMB 210,000,000	Operation of natural gas, electric energy and thermal energy product sale	100%	100%

Luohuang Energy Sales	PRC	Held indirectly	RMB 210,000,000	Sale and supply of electricity, sale of thermal products	90%	90%

Huaneng Chongqing Tongliang Energy Sales Limited Liability Company	PRC	Held indirectly	RMB 210,000,000	Operation of natural gas, sale of electricity supply, sale of thermal products	51%	51%

Huaneng Hunan Energy Sales Limited Liability Company	PRC	Held directly	RMB 210,000,000	Electricity and thermal energy product sale	100%	100%

Huaneng Jiangxi Energy Sales Limited Liability Company	PRC	Held directly	RMB 210,000,000	Construction, operation and management of heat and power supply facilities	100%	100%

Huaneng Hebei Energy Sales Limited Liability Company	PRC	Held directly	RMB 210,000,000	Construction, installation, maintenance and repair of heat and power supply facilities	100%	100%

Huaneng Henan Energy Sales Limited Liability Company	PRC	Held directly	RMB 210,000,000	Sale of electricity, heat, gas and other energy products	100%	100%

Huaneng Handan Heating Limited Liability Company	PRC	Held directly	RMB 100,000,000	Construction, operation and maintenance of heating sources and pipe networks	100%	100%

Huaneng (Huzhou Development Zone) Photovoltaic Power Generation Limited Liability Company	PRC	Held indirectly	RMB 10,000,000	Photovoltaic power generation; power supply, purchase and sale	100%	100%

Huaneng Fujian Energy Sales Limited Liability Company	PRC	Held indirectly	RMB 210,000,000	Sale of electricity, heat, gas and other energy products	100%	100%

Huaneng Hubei Energy Sales Limited Liability Company	PRC	Held directly	RMB 210,000,000	Sale of electricity, heat, gas and other energy products	100%	100%

Huaneng (Sanming) Clean Energy Limited Liability Company	PRC	Held indirectly	RMB 500,000	Construction, operation and management of wind power, photovoltaic power station and related projects	100%	100%

Huaneng Yueyang Xingang Photovoltaic Power Generation Limited Liability Company	PRC	Held directly	RMB 16,000,000	Construction, operation and management of electricity projects, development and utilisation of clean energy	60%	60%

Huaneng Shanghai Energy Sales Limited Liability Company	PRC	Held directly	RMB 210,000,000	Power supply (except construction and operation of electricity networks), technology services in energy conservation and environmental protection	100%	100%

Huaneng Anhui Energy Sales Limited Liability Company	PRC	Held directly	RMB 210,000,000	Sale of electricity, heat, gas and other energy products	100%	100%

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

9	Investments in subsidiaries (continued)
(i)	Subsidiaries acquired through establishment or investment (continued)

				Business nature	Percentage of equity
	Country of	Type of	Registered	and scope	interest held
Name of subsidiary	incorporation	interest held	capital	of operations	Interest	Voting

Huaneng (Shanghai) Power Maintenance Limited Liability Company	PRC	Held directly	RMB 200,000,000	Contracting installation and repair of electricity facilities	100%	100%

Huaneng Guanyun Clean Energy Power Limited Liability Company	PRC	Held indirectly	RMB 1,221,246,000	Sale of electricity	100%	100%

Huaneng Jianchang Photovoltaic Power Generation Limited Liability Company	PRC	Held directly	RMB 94,870,000	Production and supply of electricity, and development and utilisation of clean energy resources	100%	100%

Huaneng Chaoyang Photovoltaic Power Generation Limited Liability Company	PRC	Held directly	RMB 30,090,000	Production and supply of electricity, and development and utilisation of clean energy resources	100%	100%

Huaneng (Fujian) Port Limited Company	PRC	Held indirectly	RMB 619,710,000	Port management, investment and development	100%	100%

Huaneng Shijiazhuang Energy Limited Liability Company	PRC	Held directly	RMB 60,000,000	Production and supply of heat, and purchase and sale of electricity	66.60%	66.60%

Huaneng Jiangyin Combined Cycle Co-generation Limited Liability Company	PRC	Held indirectly	RMB 600,000,000	Production and supply of electricity, and production and supply of heat	51%	51%

Huaneng Anyang Energy Limited Liability Company	PRC	Held directly	RMB 619,600,000	Production and supply of electricity, and production and supply of heat	100%	100%

Huaneng Shanxi Comprehensive Energy Limited Liability Company (“Shanxi Comprehensive Energy”)	PRC	Held directly	RMB 2,086,698,606	Production and supply of electricity, and production and supply of heat	100%	100%

Zhaodong Huaneng Dechang Solar Power Generation Limited Company	PRC	Held indirectly	RMB 30,810,000	Solar energy generation and technology promotion, and repair electricity facilities	100%	100%

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

9	Investments in subsidiaries (continued)
(i)	Subsidiaries acquired through establishment or investment (continued)

				Business nature	Percentage of equity
	Country of	Type of	Registered	and scope	interest held
Name of subsidiary	incorporation	interest held	capital	of operations	Interest	Voting

Daqing Huaneng Shuangyu Solar Power Generation Limited Company	PRC	Held indirectly	RMB 80,796,000	Solar energy generation	100%	100%

Huaneng Mingguang Wind Power Generation Limited Liability Company	PRC	Held directly	RMB 13,000,000	Production and supply of electricity; investment, construction, operation and management of electricity projects	100%	100%

Huaneng Guangxi Energy Sales Limited Liability Company	PRC	Held directly	RMB 210,000,000	Power supply, contracting installation and repair of electricity facilities	100%	100%

Huaneng Hunan Lianping Wind Power Generation Limited Liability Company	PRC	Held directly	RMB 173,920,000	Production and supply of electricity	80%	80%

Huaneng Abagaqi Clean Energy Limited Liability Company	PRC	Held directly	RMB 316,180,760	Production, supply and sale of electricity and thermal energy	100%	100%

Huaneng Jiashan Photovoltaic Power Generation Limited Liability Company	PRC	Held indirectly	RMB 10,000,000	Production and supply of electricity	100%	100%

Huaneng Zhejiang Energy Sales Limited Liability Company	PRC	Held indirectly	RMB 210,000,000	New energy technology development and technology consulting	100%	100%

Huaneng Guangdong Shantou Power Generation Limited Liability Company	PRC	Held indirectly	RMB 10,000,000	Production and supply of electricity and thermal energy	100%	100%

Huaneng Shantou Photovoltaic Power Generation Limited Liability Company	PRC	Held indirectly	RMB 100,000	Production and supply of electricity	100%	100%

Huaneng Guigang Clean Energy Limited Liability Company	PRC	Held directly	RMB 173,810,000	Production and supply of electricity, and investment, construction and operation of electricity projects	100%	100%

Huaneng Changxing Jiapu Photovoltaic Power Generation Limited Liability Company	PRC	Held indirectly	RMB 10,000,000	Production and supply of electricity, and investment, construction and operation of electricity projects	100%	100%

Huaneng Hainan Energy Sales Limited Liability Company	PRC	Held indirectly	RMB 210,000,000	Construction and operation of heat and power supply facilities, operation of heat resources, heat networks and power supply facilities	91.80%	91.80%

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

9	Investments in subsidiaries (continued)
(i)	Subsidiaries acquired through establishment or investment (continued)

				Business nature	Percentage of equity
	Country of	Type of	Registered	and scope	interest held
Name of subsidiary	incorporation	interest held	capital	of operations	Interest	Voting

Huaneng Yangpu Co-generation Limited Company	PRC	Held indirectly	RMB 802,222,000	Investment, construction, operation and management of electricity projects and heat pipe networks	82.62%	82.62%

Huaneng Zhejiang Pinghu Offshore Wind Power Generation Co., Ltd.	PRC	Held indirectly	RMB 2,200,000,000	Production and supply of electricity, and investment, construction and operation of electricity projects	100%	100%

Huaneng Liaoning Clean Energy Limited Liability Company (“Liaoning Clean Energy”)	PRC	Held directly	RMB 1,726,573,590	Technology development technical advice services for clean energy	100%	100%

Jiangsu Huaneng Zhongyang New Energy Power Generation Co., Ltd.	PRC	Held indirectly	RMB 28,000,000	Production and supply of electricity, investment, construction and operation of electricity projects	75%	75%

Huaneng Henan Puyang Clean Energy Limited Liability Company	PRC	Held directly	RMB 1,491,567,000	Production and supply of electricity, and investment, construction and operation of electricity projects	100%	100%

Huaneng Guizhou Energy Sales Co., Ltd.	PRC	Held directly	RMB 210,000,000	Sale of electricity, heat and gas	100%	100%

Huaneng Guangdong Shantou Offshore Wind Power Generation Co., Ltd.	PRC	Held indirectly	RMB 62,950,000	Investment and development of wind energy and new energy	100%	100%

Jiyuan Huaneng Energy Sales Co., Ltd.	PRC	Held indirectly	RMB 20,000,000	Sale of electricity, heat and gas	51%	51%

Huaneng Yushe Poverty Relief Energy Co., Ltd.	PRC	Held indirectly	RMB 14,760,000	Construction, operation and management of photovoltaic power generation and new energy projects	90%	90%

Huaneng Anhui Mengcheng Wind Power Co., Ltd.	PRC	Held directly	RMB 409,070,000	Production and supply of electricity, and investment, construction and operation of electricity projects	100%	100%

Huaneng Anshun Comprehensive Energy Co., Ltd.	PRC	Held directly	RMB 10,530,000	Production and supply of electricity, and investment, construction and operation of electricity projects	100%	100%

Huaneng Shengdong Rudong Offshore Wind Power Co., Ltd. (“Huaneng Shengdong Rudong”)	PRC	Held indirectly	RMB 1,575,960,000	Production and sale of electric power; investment in wind power generation	79%	79%

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

9	Investments in subsidiaries (continued)
(i)Subsidiaries acquired through establishment or investment (continued)

				Business nature	Percentage of equity
	Country of	Type of	Registered	and scope	interest held
Name of subsidiary	incorporation	interest held	capital	of operations	Interest	Voting

Huaneng Zhejiang Cangnan Offshore Wind Power Co., Ltd.	PRC	Held directly	RMB 10,000,000	Production and sale of electric power; and investment in wind power generation	100%	100%

Huaneng Zhejiang Ruian Offshore Wind Power Co., Ltd.	PRC	Held indirectly	RMB 10,000,000	Production and sale of electric power, and investment in wind power generation	100%	100%

Huaneng (Shanghai) Photovoltaic Power Co., Ltd. (“Shanghai Photovoltaic Power”)	PRC	Held directly	RMB 50,000,000	Technical service of wind power generation	100%	100%

Sinosing Services PTE.Ltd. (“SSSPL”)	Singapore	Held indirectly	USD 1	Investment service	100%	100%

Huaneng Yangqu Wind Power Co., Ltd. (“Yangqu Wind Power”)	PRC	Held indirectly	RMB 47,000,000	Construction, operation and management of wind power projects	100%	100%

Huaneng Ruicheng Comprehensive Energy Co., Ltd. (“Ruicheng Comprehensive Energy”)	PRC	Held indirectly	RMB 216,300,000	Construction, operation and management of new energy power projects, and power generation	100%	100%

Huaneng Xiayi Wind Power Co., Ltd. (“Xiayi Wind Power”)	PRC	Held directly	RMB 117,720,000	Production and sale of electric power, clean energy development and utilisation and investment in electricity projects	100%	100%

Huaneng (Anhui Shitai) Wind Power Co., Ltd. (“Anhui Shitai Wind Power”)	PRC	Held directly	RMB 63,600,000	Production and sale of electric power, clean energy development and utilisation and investment in electricity projects	100%	100%

Huaneng (Tianjin) Energy Sales Co., Ltd. (“Tianjin Energy Sales”)	PRC	Held directly	RMB 200,000,000	Power and thermal energy supply, energy conservation technology service, transmission and substation projects contracting	100%	100%

Huaneng Qingneng Tongyu Power Co., Ltd. (“Qingneng Tongyu Power”)	PRC	Held indirectly	RMB 180,000,000	Development and operation of new energy power projects	100%	100%

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

9	Investments in subsidiaries (continued)
(i)	Subsidiaries acquired through establishment or investment (continued)
				Business nature	Percentage of equity
	Country of	Type of	Registered	and scope	interest held
Name of subsidiary	incorporation	interest held	capital	of operations	Interest	Voting

Huaneng Guanling New Energy Power Generation Co., Ltd. (“Guanling New Energy”)	PRC	Held directly	RMB 100,000,000	Production and sale of electricity and heat	100%	100%

Huaneng Luobei Wind Power Co., Ltd. (“Luobei Wind Power”)	PRC	Held indirectly	RMB 364,000,000	Development and management of new energy technology, operation and management of wind power, and maintenance of wind power equipment	100%	100%

Huaneng Sihong New Energy Co., Ltd. (“Sihong New Energy”)	PRC	Held indirectly	RMB 150,000,000	Development and management of new energy technology	100%	100%

Huaneng Taiqian Wind Power Co., Ltd. (“Taiqian Wind Power”)	PRC	Held directly	RMB 101,136,800	Production and sale of electricity and heat, development, investment and management of new energy technology, and development and utilisation of clean energy	51%	51%

Huaneng Zhenping Clean Energy Co., Ltd. (“Zhenping Clean Energy”)	PRC	Held directly	RMB 80,000,000	Production and sale of electricity, and development and utilisation of clean energy	100%	100%

Huaneng (Heze Dongming) New Energy Co., Ltd. (“Heze Dongming New Energy”)	PRC	Held directly	RMB 188,980,000	Photovoltaic power generation, wind power generation and biomass power generation	100%	100%

Huaneng Jiangkou Wind Power Co., Ltd. (“Jiangkou Wind Power”)	PRC	Held directly	RMB 20,000,000	Production and sale of wind power, and development and utilisation of clean energy	100%	100%

Chongqing Huaqing Energy Co., Ltd. (“Huaqing Energy”) (i)	PRC	Held indirectly	RMB 44,420,000	Providing thermal energy and cold energy services; supplying electricity	54%	60%

Shengdong Rudong Offshore Wind Power Co., Ltd. (“Shengdong Rudong Offshore Wind Power”)(i)	PRC	Held indirectly	RMB 1,418,409,282	Ancillary projects, construction of wind farm and wind farm maintenance	79%	100%

Huaneng Zhanhua Photovoltaic Power Generation Limited Company (“Zhanhua Photovoltaic Company”) (i)	PRC	Held indirectly	RMB 145,790,000	Photovoltaic power generation	46.40%	58%

Huaneng Dezhou New Energy Limited Company (i)	PRC	Held indirectly	RMB 350,530,000	Photovoltaic power generation wind power generation, and biomass power generation	80%	100%

Huaneng Jiyang Biomass Thermal Power Co., Ltd. (“Jiyang Biomass Thermal Power”)(i)	PRC	Held indirectly	RMB 72,190,000	Production and sale of new energy power	80%	100%

Huaneng (Liaocheng Gaotang) New Energy Co., Ltd.* (“Liaocheng Gaotang”) (i)	PRC	Held indirectly	RMB 261,670,000	Development and operation of new energy power projects	80%	100%

Huaneng Yantai New Energy Co., Ltd.* (“Yantai New Energy”) (i)	PRC	Held indirectly	RMB 1,663,602,000	Biomass power generation, sale of electricity and heat, and energy-saving technology promotion	60%	75%

Huaneng Shanghai Shidongkou Power Generation Limited Liability Company (“Shidongkou Power”) (ii)	PRC	Held directly	RMB 1,179,000,000	Power generation	50%	100%

Huaneng Nanjing Combined Cycle Co-generation Co., Ltd. (“Nanjing Combined Cycle Co-generation”) (iii)	PRC	Held indirectly	RMB 938,350,000	Construction, operation and management of power plants and energy projects	57.39%	93.90%

Huaneng Weishan New Energy Limited Company (“Weishan New Energy”) (iv)	PRC	Held indirectly	RMB 167,000,000	Investment, production and sale of new energy power generation projects	40%	100%

Huaneng Ruyi (Helan) New Energy Limited Company (“Helan New Energy”) (iv)	PRC	Held indirectly	RMB 19,000,000	Photovoltaic power generation	40%	100%

Huaneng Wulian New Energy Limited Company (“Wulian New Energy”)(iv)	PRC	Held indirectly	RMB 300,000,000	Photovoltaic power generation, wind power generation, and investment and development of new energy power projects	88.80%	100%

Huaneng Zhenlai Photovoltaic Power Generation Co., Ltd. (“Zhenlai Photovoltaic Power”) (v)	PRC	Held indirectly	RMB 29,958,660	Investment, construction, production, operation and overhaul of photovoltaic power generation projects	50%	100%

Huaneng Ruzhou Clean Energy Limited Liability Company (“Ruzhou Clean Energy”) (xi)	PRC	Held directly	RMB 217,010,000	Production and supply of electricity projects, investment, construction and operation of electricity projects	95%	100%

Huaneng Sheyang New Energy Power Generation Co., Ltd. (“Sheyang New Energy”) (xii)	PRC	Held indirectly	RMB 1,136,500,000	Production and sale of electricity and heat	34%	70%

Huaneng (Jinxiang) New Energy Co., Ltd.* ("Jinxiang New Energy")	PRC	Held indirectly	RMB 80,000,000	Construction, operation and maintenance of new energy generation projects and distribution network projects; and production and sale of electricity	80%	80%

Huaneng Taigu New Energy Power Co., Ltd.* ("Taigu New Energy")	PRC	Held indirectly	RMB 41,700,000	Production and sale of electricity	100%	100%

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

9	Investments in subsidiaries (continued)

(i)    Subsidiaries acquired through establishment or investment (continued)

					Percentage of equity
	Country of	Type of	Registered	Business nature and	interest held
Name of subsidiary	incorporation	interest held	capital	scope of operations	Interest	Voting
Huaneng Zuoquan Yangjiao Wind Power Co., Ltd.* ("Zuoquan Yangjiao")	PRC	Held indirectly	RMB 500,000	Production and sale of electricity	100%	100%
Huaneng (Zhuanghe) Wind Power Co., Ltd.* ("Zhuanghe Wind Power")	PRC	Held indirectly	RMB 2,700,000,000	Production and sale of electricity and heat	94.07%	94.07%
Huaneng (Zhuanghe) Clean Energy Co., Ltd.* ("Zhuanghe Clean Energy")	PRC	Held indirectly	RMB 1,500,000,000	Investment, construction and management of wind power projects	97.96%	97.96%
Huaneng Zaoyang New Energy Co., Ltd.* ("Zaoyang New Energy")	PRC	Held directly	RMB 232,920,000	Production and sale of electricity, and development and utilisation of clean energy	100%	100%
Huaneng Zhenning New Energy Power Generation Co., Ltd.*	PRC	Held directly	RMB 210,470,000	Technological research and development and management of new energy projects, and sale of electricity	100%	100%
Huaneng Luodian New Energy Power Generation Co., Ltd.*	PRC	Held directly	RMB 155,190,000	Technological research and development and management of new energy projects, and sale of electricity	100%	100%
Huaneng Wangmo New Energy Power Generation Co., Ltd.*	PRC	Held directly	RMB 44,000,000	Technological research and development and management of new energy projects, and sale of electricity	100%	100%
Guizhou Huajin Clean Energy Co., Ltd.*	PRC	Held indirectly	RMB 200,000,000	Production and sale of electricity and heat, construction, operation and management of clean energy projects	51%	51%
Huaneng Daqing Clean Energy Co., Ltd.*	PRC	Held indirectly	RMB 1,000,000,000	Production and sale of electricity, construction, operation and management of clean energy projects	100%	100%
Huaneng Zhaodong Biomass Power Generation Co., Ltd.*	PRC	Held indirectly	RMB 120,000,000	Biomass power generation, sale of electricity and heat, and energy-saving technology promotion	60%	60%

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

9	Investments in subsidiaries (continued)

(i)    Subsidiaries acquired through establishment or investment (continued)

					Percentage of
	Country of	Type of	Registered	Business nature and scope	equity interest held
Name of subsidiary	incorporation	interest held	capital	of operations	Interest	Voting
Huaneng Siping Wind Power Co., Ltd.*	PRC	Held indirectly	RMB 407,810,000	Development and operation of new energy power projects	100%	100%
Huaneng Tongyu Tuanjie Wind Power Co., Ltd.*	PRC	Held indirectly	RMB 212,680,000	Development and operation of new energy power projects	100%	100%
Huaneng Henan Clean Energy Co., Ltd.*	PRC	Held directly	RMB 200,000,000	Production and sale of electricity, and construction, operation and management of clean energy projects	100%	100%
Huaneng Yingcheng New Energy Co., Ltd.*	PRC	Held directly	RMB 95,418,000	Production and sale of electricity, and construction, operation and management of clean energy projects	100%	100%
Huaneng (Fujian) Energy Development Co., Ltd.* ("Fujian Energy Development")	PRC	Held directly	RMB 100,000,000	Production and sale of electricity, and prevention of water pollution	100%	100%
Huaneng Power International Jiangsu Energy Development Co., Ltd.* ("Jiangsu Energy Development")	PRC	Held directly	RMB 100,000,000	Electricity, heat, and new energy development.	100%	100%
Huaneng (Guangdong) Energy Development Co., Ltd.* ("Guangdong Energy Development")	PRC	Held directly	RMB 100,000,000	Production and sale of heat, sewage treatment and recycling, and new energy technology development	100%	100%
Huaneng (Zhejiang) Energy Development Co., Ltd.* ("Zhejiang Energy Development")	PRC	Held directly	RMB 100,000,000	Production and sale of electricity and heat, sale of coal, lime, gypsum and related products, and research and development of energy-efficient technologies	100%	100%
Huaneng Nantong Combined Cycle Power Limited Company*	PRC	Held indirectly	RMB 960,000,000	Production and sale of electricity and heat; and investment in combined cycle co-generation industries	100%	100%

* These companies were newly established in 2020.

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

9	Investments in subsidiaries (continued)

(ii)    Subsidiaries acquired from business combinations under common control

				Business nature	Percentage of equity
	Country of	Type of	Registered	and scope	interest held
Name of subsidiary	incorporation	interest held	capital	of operations	Interest	Voting

Suzhou Industrial Park Power	PRC	Held indirectly	RMB 632,840,000	Power generation	75%	75%

Qinbei Power	PRC	Held directly	RMB 3,139,965,055	Power generation	60%	60%

Huaneng Yushe Power Generation Co., Ltd.	PRC	Held directly	RMB 615,760,000	Power generation, power distribution and sale of power	60%	60%

Huaneng Hunan Yueyang Power Generation Limited Liability Company	PRC	Held directly	RMB 2,025,934,545	Power generation	55%	55%

Huaneng Chongqing Luohuang Power Generation Limited Liability Company (“Luohuang Power”)	PRC	Held directly	RMB 1,748,310,000	Power generation, production and sale of heat	60%	60%

Huaneng Pingliang Power Generation Co., Ltd.	PRC	Held directly	RMB 924,050,000	Power generation	65%	65%

Huaneng Nanjing Jinling Power Generation Co., Ltd.	PRC	Held indirectly	RMB 1,590,220,000	Power generation	60%	60%

Qidong Wind Power	PRC	Held indirectly	RMB 391,738,500	Development of wind power projects, and production and sale of electricity	65%	65%

Tianjin Huaneng Yangliuqing Co-generation Limited Liability Company (“Yangliuqing Co-generation”)	PRC	Held directly	RMB 1,537,130,909	Power generation, heat supply, facilities installation, maintenance and related services	55%	55%

Huaneng Wuhan Power Generation Co., Ltd. (“Wuhan Power”)	PRC	Held directly	RMB 1,478,461,500	Investment, construction, operation and management of electricity projects, and development and utilisation of clean energy resources	75%	75%

Huaneng Anyuan Power Generation Co., Ltd. (“Anyuan Power”)	PRC	Held directly	RMB 1,184,587,300	Construction and operation of power plants and related construction projects, and production of electricity	100%	100%

Huaneng Hualiangting Hydropower Co., Ltd. (“Hualiangting Hydropower”)	PRC	Held directly	RMB 50,000,000	Generation and transfer of power supply, and water supply (irrigation)	100%	100%

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

9	Investments in subsidiaries (continued)

(ii)    Subsidiaries acquired from business combinations under common control (continued)

				Business nature	Percentage of equity
	Country of	Type of	Registered	and scope	interest held
Name of subsidiary	incorporation	interest held	capital	of operations	Interest	Voting

Huaneng Jingmen Thermal Power Co., Ltd. (“Jingmen Thermal Power”)	PRC	Held directly	RMB 780,000,000	Thermal power, power development and other service	100%	100%

Enshi Qingjiang Dalongtan Hydropwer Development Co., Ltd. (“Dalongtan Hydropower”)	PRC	Held directly	RMB 177,080,000	Hydropower development, production and management of electric power, and urban water supply	98.01%	98.01%

Huaneng Hainan Power Generation Limited Company (“Hainan Power”)	PRC	Held directly	RMB 1,326,419,587	Investment, construction, operation of various power plants, and regular energy and new energy development	91.80%	91.80%

Huaneng Yingcheng Thermal Power Co., Ltd. (“Yingcheng Thermal Power”)	PRC	Held directly	RMB 665,982,700	Construction and operation of power plants and production, sale of power and heat	100%	100%

Huaneng Heilongjiang Power Generation Limited Company (“Heilongjiang Power”)	PRC	Held directly	RMB 1,342,550,000	Development, investment construction, production and management of power (thermal) projects	100%	100%

Huaneng Hegang Power Generation Limited Company (“Hegang Power”)	PRC	Held indirectly	RMB 1,092,550,000	Electricity power construction, energy conservation, development projects, and heat production and supply	64%	64%

Huaneng Xinhua Power Generation Limited Liability Company (“Xinhua Power”)	PRC	Held indirectly	RMB 284,880,000	Power generation, power equipment repair, and coal sale	70%	70%

Huaneng Tongjiang Wind Power Generation Limited Company (“Tongjiang Wind Power”)	PRC	Held indirectly	RMB 330,000,000	Wind power generation, wind power plants operation planning and design	82.85%	82.85%

Huaneng Daqing Thermal Power Limited Company (“Daqing Thermal Power”)	PRC	Held indirectly	RMB 630,000,000	Power generation, and thermal production and supply	100%	100%

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

9	Investments in subsidiaries (continued)

(ii)    Subsidiaries acquired from business combinations under common control (continued)

				Business nature	Percentage of equity
	Country of	Type of	Registered	and scope	interest held
Name of subsidiary	incorporation	interest held	capital	of operations	Interest	Voting

Daqing Lvyuan Wind Power Generation Limited Company (“Lvyuan Wind Power”)	PRC	Held indirectly	RMB 497,000,000	Wind power generation	100%	100%

Yichun Thermal Power	PRC	Held indirectly	RMB 581,000,000	Power construction, production and sale, and thermal production and sale	100%	100%

Huaneng Heilongjiang Energy Sales Limited Company (“Heilongjiang Energy Sales”)	PRC	Held indirectly	RMB 210,000,000	Power supply, and the production of heat and hot water	100%	100%

Zhaodong Huaneng Thermal Power Limited Company (“Zhaodong Thermal Power”)	PRC	Held indirectly	RMB 10,000,000	Heat production and supply	100%	100%

Huaneng Jilin Power Generation Limited Company (“Jilin Power”)	PRC	Held directly	RMB 4,719,757,200	Power (thermal) projects, development of new energy projects and investment, construction, production, operation and sale	100%	100%

Huaneng Linjiang Jubao Hydropower Limited Company (“Jubao Hydropower”)	PRC	Held indirectly	RMB 46,820,000	Hydropower development and operation, and construction and operation of photovoltaic power generation	100%	100%

Huaneng Jilin Energy Sales Limited Company (“Jilin Energy Sales”)	PRC	Held indirectly	RMB 210,000,000	Thermal (cold) production and supply, and power supply	100%	100%

Shandong Power	PRC	Held directly	RMB 4,241,460,000	Power (thermal) project development, investment, construction and management	80%	80%

Huaneng Henan Zhongyuan Gas Power Generation Co., Ltd. (“Zhongyuan Gas”)	PRC	Held directly	RMB 400,000,000	Investment, construction, operation and management of power projects, thermal supply, and development and utilisation of clean energy resources	90%	90%

Huaneng Zibo Boshan Photovoltaic Power Limited Company (“Zibo Photovoltaic”) (i)	PRC	Held indirectly	RMB 22,000,000	Solar power generation, and sale	80%	100%

Huaneng Jining New Energy Limited Company (“Jining New Energy”) (i)	PRC	Held indirectly	RMB 38,000,000	Investment, construction and management of photovoltaic and wind power projects	80%	100%

Huaneng Rizhao Thermal Power Limited Company (“Rizhao Thermal Power”) (i)	PRC	Held indirectly	RMB 52,000,000	Urban heat construction, maintenance and operation design and construction of heat engineering	80%	100%

Huaneng Laiwu New Energy Limited Company (“Laiwu New Energy”) (i)	PRC	Held indirectly	RMB 68,000,000	Photovoltaic power and wind power generation	80%	100%

Huaneng Shandong Sishui New Energy Limited Company (“Sishui New Energy”) (i)	PRC	Held indirectly	RMB 143,090,000	Solar energy grid connected generation	80%	100%

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

9	Investments in subsidiaries (continued)

(ii)    Subsidsiaries acquired from business combinations under common control (continued)

				Business nature	Percentage of equity
	Country of	Type of	Registered	and scope	interest held
Name of subsidiary	incorporation	interest held	capital	of operations	Interest	Voting

Huaneng Shandong Electric and Thermal Power Marketing Limited Company (“Shandong Power Marketing”) (i)	PRC	Held indirectly	RMB 200,000,000	Sales and service of power and heating products, investment in power industry	80%	100%

Huaneng Shandong Information Technology Limited Company (“Shandong Power Information Company”) (i)	PRC	Held indirectly	RMB 80,000,000	Information technology and management consulting services	80%	100%

Huaneng Zhanhua New Energy Limited Company (“Zhanhua New Energy”) (i)	PRC	Held indirectly	RMB 235,298,200	Wind power, photovoltaic power generation	80%	100%

Huaneng Weihai Port Photovoltaic Power Generation Limited Company (“Port Photovoltaic”) (i)	PRC	Held indirectly	RMB 32,380,000	Photovoltaic power generation projects development and construction, electricity sales	80%	100%

Huangtai Power (i)	PRC	Held indirectly	RMB 1,391,878,400	Electricity power production, heat management	72%	90%

Huaneng Dezhou Thermal Power Limited Company (“Dezhou Thermal Power”) (i)	PRC	Held indirectly	RMB 40,000,000	Urban heat construction, maintenance and operation, design and construction of heat engineering	68%	85%

Huaneng Dongying New Energy Limited Company (“Dongying New Energy”) (i)	PRC	Held indirectly	RMB 92,601,483	Wind power projects development, wind power generation and sales of electricity	56%	70%

Huaneng Shandong (Hong Kong) Investment Limited Company (“Hong Kong Investment”) (i)	Hong Kong	Held indirectly	10,000 shares	Investment	80%	100%

Shandong Silk Road International Power Limited Company (“Shandong Silk Road”) (i)	PRC	Held indirectly	RMB 35,000,000	Contracting overseas projects and domestic international bidding projects, and construction and operation of power projects	80%	100%

Yunhe Power (i)	PRC	Held indirectly	RMB 696,355,300	Electrical (thermal) production and on-grid sale, technology consulting and services	78.68%	98.35%

Linyi Power (i)	PRC	Held indirectly	RMB 1,093,313,400	Power generation	60%	75%

Liaocheng Changrun National Electric Heating Limited Company (“Liaocheng Changrun”) (i)	PRC	Held indirectly	RMB 130,000,000	Heat supply	60%	75%

Linyi Lantian Thermal Power Limited Company (“Lantian Thermal Power”) (i)	PRC	Held indirectly	RMB 36,000,000	Heat supply, maintenance of thermal power network, power sale, and installation and maintenance of distribution facilities	54.40%	68%

Yantai 500 Heating Limited Company (“Yantai 500”) (i)	PRC	Held indirectly	RMB 20,500,000	Central heat services, plumbing and pipe installation services	64%	80%

Huaneng Shandong Taifeng Renewable Energy Co., Ltd.** ("Taifeng Renewable Energy") (i)	PRC	Held indirectly	RMB 200,000,000	Investment, development, construction and management of photovoltaic power generation projects	65.78%	82.23%

Laiwu Power (iv)	PRC	Held indirectly	RMB 2,340,000,000	Power production	74.32%	100%

Huaneng Shandong Ruyi Coal Power Limited Company (“Ruyi Coal Power”) (iv)	PRC	Held indirectly	RMB 1,294,680,000	Development, investment, construction, operation and management of electricity power and coal	40%	100%

Huaneng Rongcheng New Energy Co., Ltd. (“Rongcheng New Energy”) (iv)	PRC	Held indirectly	RMB 36,540,000	Wind power generation	48%	100%

Liaocheng Co-generation (iv)	PRC	Held indirectly	RMB 1,038,407,950	Power, and heat production and sale	60%	100%

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

9	Investments in subsidiaries (continued)

(ii)    Subsidiaries acquired from business combinations under common control (continued)

				Business nature	Percentage of equity
	Country of	Type of	Registered	and scope	interest held
Name of subsidiary	incorporation	interest held	capital	of operations	Interest	Voting

Jiaxiang Power (iv)	PRC	Held indirectly	RMB 646,680,000	Power generation, electrical equipment maintenance	40%	100%

Qufu Co-generation (iv)	PRC	Held indirectly	RMB 300,932,990	Sale and production of electric power, and thermal power	40%	100%

Jining Co-generation (iv)	PRC	Held indirectly	RMB 118,699,761	Heat supply and power generation	40%	100%

Huaneng Shandong Electric Power Fuel Limited Company (“Shandong Fuel Company”) (iv)	PRC	Held indirectly	RMB 100,000,000	Wholesale operation of coal	76.55%	100%

Huaneng Shandong Power Generation Maintenance Technology Limited Company (“Shandong Maintenance Company”) (iv)	PRC	Held indirectly	RMB 50,000,000	Power engineering design, construction	76.55%	100%

Rizhao Power (iv)	PRC	Held indirectly	RMB 1,245,587,900	Heat; engaged in power business	88.80%	100%

Beijing Co-generation (vi)	PRC	Held directly	RMB 3,702,090,000	Construction and operation of power plants and related construction projects	41%	66%

Chaohu Power (vii)	PRC	Held directly	RMB 840,000,000	Construction, operation, management of electricity projects, and development and utilisation of clean energy resources	60%	70%

Huaneng Suzhou Thermal Power Co., Ltd. (“Suzhou Thermal Power”) (viii)	PRC	Held indirectly	RMB 600,000,000	Construction, operation and management of electricity projects, and development and utilisation of clean energy	53.45%	100%

Huaneng Ruijin Power Generation Co., Ltd. (“Ruijin Power Generation”) (x)	PRC	Held directly	RMB 1,719,846,598	Construction, operation, management of electricity projects, and development and utilisation of clean energy	50%	100%

Tianjin Longye New Energy Co., Ltd.** (“Tianjin Longye”)	PRC	Held directly	RMB 9,300,000	Design, construction and maintenance of solar power projects, and sale of photovoltaic modules	100%	100%

** These companies were newly acquired in 2020.

The subsidiaries above and the Group are all controlled by Huaneng Group before and after the acquisitions.

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

9	Investments in subsidiaries (continued)

(iii)    Subsidiaries acquired from business combinations not under common control

				Business nature	Percentage of equity
	Country of	Type of	Registered	and scope	interest held
Name of subsidiary	incorporation	interest held	capital	of operations	Interest	Voting

Weihai Power	PRC	Held directly	RMB 1,822,176,621	Power generation	60%	60%

Huaiyin Power	PRC	Held indirectly	RMB 305,111,720	Power generation	100%	100%

Huade County Daditaihong Wind Power Utilisation Limited Liability Company	PRC	Held directly	RMB 196,400,000	Wind power development and utilisation	100%	100%

Zhanhua Co-generation	PRC	Held directly	RMB 190,000,000	Production and sale of electricity and thermal energy	100%	100%

Shandong Hualu Sea Transportation Limited Company	PRC	Held directly	RMB 100,000,000	Cargo transportation along domestic coastal areas, and goods storage	53%	53%

Huaneng Qingdao Port Limited Company	PRC	Held directly	RMB 219,845,009	Loading and conveying warehousing, conveying, water carriage materials supply	51%	51%

Huaneng Yunnan Diandong Energy Limited Liability Company (“Diandong Energy”)	PRC	Held directly	RMB 9,648,142,100	Electricity project investment, power generation and sale, and coal exploitation and investment	100%	100%

Yunnan Diandong Yuwang Energy Limited Company (“Diandong Yuwang”)	PRC	Held directly	RMB 6,796,510,000	Electricity project investment, power generation and sale, and coal exploitation and investment	100%	100%

Huaneng Luoyang Co-generation Limited Liability Company	PRC	Held directly	RMB 600,000,000	Production and sale of electricity and heating	80%	80%

Huaneng Zhumadian Wind Power Generation Co., Ltd.	PRC	Held directly	RMB 259,028,000	Wind power generation, and new energy development and utilisation	90%	90%

SinoSing Power	Singapore	Held directly	US$ 1,476,420,585	Investment holding	100%	100%

Tuas Power	Singapore	Held indirectly	S$ 1,433,550,000	Investment holding	100%	100%

Tuas Power Supply Pte. Ltd.	Singapore	Held indirectly	S$ 500,000	Power sale	100%	100%

TP Asset Management Pte. Ltd.	Singapore	Held indirectly	S$2	Rendering of environment engineering services	100%	100%

TPGS Green Energy Pte. Ltd.	Singapore	Held indirectly	S$1,000,000	Provision of utility services	75%	75%

Ruzhou Xuji Wind Power Generation Co., Ltd.(i)	PRC	Held indirectly	RMB 4,000,000	Wind power and photovoltaic power generation	95%	100%

Hong Kong Energy (iv)	Hong Kong	Held indirectly	US$ 360,000,000	Investment	40%	100%

Shandong Huatai Electric Power Operation & Maintenance (Private) Co., Ltd. (“Huatai Power”) (iv)	Pakistan	Held indirectly	PKR 1,000,000	Power generation operation and maintenance	40%	100%

Ruyi Pakistan Energy (iv)	Pakistan	Held indirectly	US$ 360,000,000	Electric power production and sale	40%	100%

Shanxi Xiaoyi Economic Development Zone Huaneng Energy Service Co., Ltd. (“Shanxi Xiaoyi Energy”) (ix)	PRC	Held indirectly	RMB 100,000,000	Electricity sale, and sale of raw coal and processed coal	51%	100%

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

9	Investments in subsidiaries (continued)

(iv)    Subsidiaries acquired from asset acquisitions

					Percentage of equity
	Country of			Business nature	interest held
Name of subsidiary	incorporation	Type of interest held	Registered capital	and scope of operations	Interest	Voting

Shangrao Hongyuan Power Co., Ltd (“Hongyuan Power”)	PRC	Held indirectly	RMB 397,800,000	Construction, operation and management of photovoltaic power projects	100%	100%

Poyang Luohong Power Co., Ltd. (“Luohong Power”)	PRC	Held indirectly	RMB 780,000,000	Investment, construction, operation and management of photovoltaic power projects	51%	51%

Shuozhou Taizhong Wind Power Limited Company (“Shuozhou Wind Power”)	PRC	Held indirectly	RMB 362,703,300	Investment, construction, operation and management of wind power projects	51%	51%

Wuzhai Taizhong New Energy Wind Power Limited Company (“Wuzhai Wind Power”)	PRC	Held indirectly	RMB 518,147,600	Investment, construction, operation and management of wind power projects	51%	51%

Xian Xvheng New Energy Limited Company (“Xvheng New Energy”)	PRC	Held indirectly	RMB 549,530,000	Construction, operation and management of photovoltaic power projects	100%	100%
Licheng Yingheng Clean Energy Limited Company (“Yingheng Clean Energy”)	PRC	Held indirectly	RMB 1,100,000,000	Construction, operation and management of photovoltaic power projects	100%	100%
Ruicheng Yaosheng Power Development Co., Ltd.*** ("Yaosheng Power")	PRC	Held indirectly	RMB 405,880,000	Development, construction, management and operation of solar power projects	51%	51%
Ruicheng Ningsheng New Energy Co., Ltd. ("Ningsheng New Energy") ***	PRC	Held indirectly	RMB 207,699,000	Development, construction, management and operation of solar power projects	51%	51%
Fanshi Nengyu Wind Power Co., Ltd. ("Nengyu Wind Power”)***	PRC	Held indirectly	RMB 512,123,000	Development, construction, management and operation of wind power projects, and wind power generation	51%	51%
Zuoquan Nengyu New Energy Co., Ltd. ("Nengyu New Energy”)***	PRC	Held indirectly	RMB 494,047,000	Wind power generation, new energy technology promotion service	51%	51%
Dalian Chuanbo Haizhuang New Energy Co., Ltd. ("Dalian Chuanbo”)***	PRC	Held indirectly	RMB 957,700,000	Development, construction, management and operation of wind power projects, wind power generation	97.96%	97.96%
Henan Juhe New Energy Technology Co., Ltd. ("Juhe New Energy”)***	PRC	Held directly	RMB 111,900,000	Technology promotion and application service industry	100%	100%
Xincai Juhe Wind Power Co., Ltd. ("Xincai Juhe”)***	PRC	Held indirectly	RMB 111,600,000	Development, construction, management and operation of wind power projects, and wind power generation	100%	100%
Nanchang Tongshang New Energy Co., Ltd.***	PRC	Held indirectly	RMB 110,000,000	New energy and energy-saving technology promotion, construction of solar and wind power projects, electronic product and mechanical equipment installation	100%	100%

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

9	Investments in subsidiaries (continued)

(iv)Subsidiaries acquired from asset acquisitions (continued)

					Percentage of
	Country of	Type of interest	Registered	Business nature and	equity interest held
Name of subsidiary	incorporation	held	capital	scope of operations	Interest	Voting

Dalian Jingangwan Energy Development Co., Ltd. ***	PRC	Held indirectly	RMB 10,000,000	Development, construction, management and operation of wind power projects, and wind power generation and sale	94.07%	94.07%
Dalian Beihuanghai Lingang Energy Development Co., Ltd. ***	PRC	Held indirectly	RMB 10,000,000	Development, construction, management and operation of wind power projects, and wind power generation and sale	94.07%	94.07%
Dalian Rongqiang New Energy Co., Ltd. ***	PRC	Held indirectly	RMB 10,000,000	Development, construction, management and operation of wind power projects, and wind power generation and sale	94.07%	94.07%
Dalian Qianyang New Energy Co., Ltd. ***	PRC	Held indirectly	RMB 10,000,000	Development, construction, management and operation of wind power projects, and wind power generation and sale	94.07%	94.07%
***	These companies were newly acquired in 2020.

Notes:

(i)	These companies are subsidiaries of the non-wholly owned subsidiaries controlled by the Company, so the voting rights percentage are bigger than the interest percentage held by the Group.
(ii)	According to its articles of association, the other shareholder who holds the remaining equity interests of Shidongkou Power entrusts the Group to exercise all its voting rights in relation to the operation and financial policies of Shidongkou Power. Accordingly, the Group has control over Shidongkou Power.
(iii)	According to the voting in concert agreement entered into between the Group and another shareholder with 27.39% equity interests in Nanjing Combined Cycle Co-generation, the shareholder agreed to vote the same in respect of profit distribution decisions made by the Company. According to the voting in concert agreement entered into between the Group and another shareholder with 9.13% equity interests in Nanjing Combined Cycle Co-generation, the shareholder agreed to vote the same in respect of significant financial and operating decisions made by the Group under the circumstances that their legitimate entitlements are guaranteed. As a result, the Group has control over Nanjing Combined Cycle Co-generation.
(iv)	These companies are subsidiaries of Shandong Power. The Company holds 80% interests in Shandong Power. Thus, the Group indirectly holds interests in these companies through their parent company.

According to the voting in concert agreement entered into among Shandong Power and other equity holders of Laiwu Power, Ruyi Coal Power, Rongcheng New Energy, Liaocheng Co-generation, the other equity holders agreed to vote the same in respect of significant financial and operating decisions made by Shandong Power. As a result, the Company has control over these companies.

Jiaxiang Power, Qufu Co-generation, Jining Co-generation, Weishan New Energy and Helan New Energy are wholly-owned subsidiaries of Ruyi Coal Power, a 50% owned subsidiary of Shandong Power. Therefore, the Group indirectly holds 40% interests in the above-mentioned five subsidiaries.

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

9	Investments in subsidiaries (continued)

Notes: (continued)

Shandong Power directly holds 72% interests in Shandong Fuel Company and Shandong Maintenance Company; meanwhile, Shandong Power indirectly holds a total of 23.68% equity interests and 28% voting rights in Shandong Fuel Company and Shandong Maintenance Company respectively through its own subsidiaries. Thus, the Company indirectly holds 76.55% interests and 100% voting rights in Shandong Maintenance Company and Shandong Fuel Company respectively.

The Company directly holds 44% equity interests in Rizhao Power and Shandong Power directly holds 56% interests in Rizhao Power. Thus, the Company holds 88.8% interests in Rizhao Power and its subsidiary Wulian New Energy.

According to the voting in concert agreement entered into between Hong Kong Investment , a 80% owned subsidiary of Shandong Power, and the other shareholder of Hong Kong Energy in December 2018, the other shareholder agreed to vote the same in respect of significant financial and operating decisions made by Hong Kong Investment. As a result, the Group has control over Hong Kong Energy and its subsidiaries including Huatai Power and Ruyi Pakistan Energy.

(v)	According to the investment cooperation agreement and articles of association signed by Jilin Power and another shareholder of Zhenlai Photovoltaic Power, the shareholder enjoys fixed operating income and waives all management rights within a certain operating period. Therefore, the Group has control over Zhenlai Photovoltaic Power.
(vi)	Pursuant to an agreement entered into between the Company and another shareholder, the Company is entrusted to vote the 25% voting rights held by the other shareholder as long as the Group remains as the largest shareholder of Beijing Co-generation. Thus, the Group has majority voting rights required by the articles of association to control the operation and financial policies of Beijing Co-generation. Accordingly, the Group has control over Beijing Co-generation.
(vii)	According to the voting in concert agreement entered into between the Group and one shareholder with 10% equity interests in Chaohu Power, the shareholder agreed to vote the same in respect of significant financial and operating decisions made by the Group. As a result, the Group has control over Chaohu Power.
(viii)	According to the voting in concert agreement entered into between the Group and the other two shareholders of Suzhou Thermal Power, the shareholders agreed to vote the same in respect of significant financial and operating decisions made by the Group. As a result, the Group has control over Suzhou Thermal Power.
(ix)	In 2016, the Group accounted for the investment in Shanxi Xiaoyi Energy as a joint venture. On 15 February 2017, the Group entered into an agreement with other shareholder with 49% equity interests in Shanxi Xiaoyi Energy who agreed to vote the same in respect of significant financial and operating decisions made by the Group. As a result, the Group has had control over Shanxi Xiaoyi Energy since February 2017.
(x)	In 2019, the Company's equity interest in Ruijin Power Generation decreased from 100% to 50% due to capital injection from a third-party shareholder. On 28 December 2019, the Company entered into a voting in concert agreement with the other shareholder, and the other shareholder agreed to vote the same in respect of significant financial and operating decisions. As a result, the Company still has control over Ruijin Power Generation.
(xi)	According to the investment cooperation agreement between the Group and another shareholder, the one and only executive director of Ruzhou Clean Energy was appointed by the Company. Therefore, the Group has control over Ruzhou Clean Energy.

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

9	Investments in subsidiaries (continued)

Notes: (continued)

(xii)	According to the articles of association signed by Jiangsu Enery Development, a wholly owned subsidiary of the Company, and other shareholders of Sheyang New Energy, Jiangsu Energy Development enjoys 70% voting rights. Therefore, the Group has control over Sheyang New Energy.

10	Other equity instrument investments

	31 December 2020	31 December 2019
Equity securities designated at FVOCI (non-recycling)
Listed equity investments at fair value	6,662	8,390
Unlisted equity investments at fair value
7.89% of Ganlong Double-track Railway Co., Ltd.	504,309	678,565
Others	153,975	92,263
Subtotal	658,284	770,828

Total	664,946	779,218

The above equity investments were irrevocably designated at fair value through other comprehensive income as the Group considers these investments to be strategic in nature.

11	Power generation licenses

The movements in the carrying amount of power generation license during the years are as follows:

	2020	2019

Beginning of the year	4,149,468	4,014,972

Movement:
Currency translation differences	(194,485)	134,496

End of the year	3,954,983	4,149,468

The Group acquired the power generation license in connection with the acquisition of Tuas Power. The power generation license was initially recognized at fair value at the acquisition date. Tuas Power operates power plants in Singapore pursuant to the license granted by the Energy Market Authority for a period of 30 years from 2003 until 2032. The license was extended to 2044 during 2011 with minimal costs and is subject to further renewal. The Group expects that the applicable rules and regulations surrounding the renewal can be complied with based on the current market framework. The Group assessed the useful life of the power generation license at 31 December 2020 to be indefinite and therefore the license is not amortized.

Impairment test of a power generation license

Power generation license belongs to and has been assigned to Tuas Power, a CGU. There was no impairment provided for the power generation license for the year ended 31 December 2020 (2019: Nil). For key assumptions used for value-in-use calculations please refer to Note 14 for details.

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

12	Mining rights

The movements in the carrying amount of mining rights during the years are as follows:

	2020	2019

Beginning of the year
Cost	2,472,886	2,406,567
Accumulated impairment losses	(895,381)	(895,381)

Net book value	1,577,505	1,511,186

Movements:
Addition	33,981	66,319
Impairment charge for the year	—	—

End of the year	1,611,486	1,577,505

Cost	2,506,867	2,472,886
Accumulated impairment losses	(895,381)	(895,381)

Net book value	1,611,486	1,577,505

In 2020, no impairment losses for mining rights (2019: Nil) have been recognized.

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

13	Derivative financial instruments

Details of derivative financial instruments are as follows:

	As at 31 December
	2020	2019
Derivative financial assets
－Hedging instruments for cash flow hedge (fuel swap contracts)	184,458	82,367
－Hedging instruments for cash flow hedge (exchange forward contracts)	275	4,319
－Financial instruments at fair value through profit or loss (fuel swap contracts)	—	4,601

Total	184,733	91,287

Less: non-current portion
－Hedging instruments for cash flow hedge (fuel swap contracts)	74,551	15,101
－Hedging instruments for cash flow hedge (exchange forward contracts)	3	1,275

Total non-current portion	74,554	16,376

Current portion	110,179	74,911

Derivative financial liabilities
－Hedging instruments for cash flow hedge (fuel swap contracts)	45,111	243,045
－Hedging instruments for cash flow hedge (exchange forward contracts)	68,853	42,082
－Hedging instruments for cash flow hedge (interest rate swap contracts)	181,037	162,594
－Financial instruments at fair value through profit or loss (fuel swap contracts)	—	2,987

Total	295,001	450,708

Less: non-current portion
－Hedging instruments for cash flow hedge (fuel swap contracts)	10,358	39,684
－Hedging instruments for cash flow hedge (exchange forward contracts)	17,551	13,641
－Hedging instruments for cash flow hedge (interest rate swap contracts)	160,230	145,590
－Financial instruments at fair value through profit or loss (fuel swap contracts)	—	1,493

Total non-current portion	188,139	200,408

Total current portion	106,862	250,300

For the years ended 31 December 2020 and 2019, no material ineffective portion arising from cash flow hedges was recognized in profit or loss.

TPG uses foreign currency forward contracts which are designated as hedging instruments in cash flow hedges of purchase in USD. It also uses fuel oil swap contracts to hedge its fuel price risk arising from highly probable forecast purchases of fuel purchases.

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

13	Derivative financial instruments (continued)

TPG uses various interest rate swap contracts to hedge floating semi-annual interest payments on borrowings with maturity dates up to 2020. TPSTMWR also uses various interest rate swap contracts to hedge floating quarterly interest payments on borrowings with maturity dates up to 2044. The notional principal amount of these outstanding interest rate swap contracts at 31 December 2020 was S$142 million (RMB equivalents of RMB700 million) (2019: S$929 million (RMB equivalents of RMB4,086 million)). Through these arrangements, TPG swapped original floating interest (6-month SOR) to annual fixed interest determined by individual swap contracts. Such swap contracts were settled semi-annually from September 2011 to March 2020. TPSTMWR swapped original floating interest (3-month SOR) to annual fixed interest determined by individual swap contracts. Such swap contracts are settled quarterly from September 2019 to June 2044. As at 31 December 2020, the remaining interest rate swap contracts were carried on the consolidated statement of financial position as financial liabilities of RMB181 million (2019: financial liabilities of RMB163 million).

There is an economic relationship between the hedged items and the hedging instruments as the terms of the exchange forward contracts, fuel swap contracts and interest rate swap contracts match the terms of the expected highly probable forecast transactions and borrowings (i.e., notional amount and expected payment date). The Group has established a hedge ratio of 1:1 for the hedging relationships as the underlying risk of the exchange forward, fuel swaps and interest rate swaps are identical to the hedged risk components. To test the hedge effectiveness, the Group uses the hypothetical derivative method and compares the changes in the fair value of the hedging instruments against the changes in fair value of the hedged items attributable to the hedged risks.

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

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

13	Derivative financial instruments (continued)

The analysis of contractual cash inflows/(outflows) of major derivative financial instruments is as follows:

			Maturity
	Carrying	Contractual		Between 1 and
	amounts	cash flows	Within 1 year	5 years	After 5 years
As at 31 December 2020
Derivative financial assets
Fuel derivatives used for hedging (net settlement)	184,458	184,458	109,907	74,551	—

Forward exchange contracts used for hedging
- inflows		304,090	302,424	1,666	—
- outflows		(303,780)	(302,120)	(1,660)	—

	275	310	304	6	—

Fuel derivatives that do not qualify as hedges (net settlement)	—	—	—	—	—

Derivative financial liabilities
Fuel derivatives used for hedging (net settlement)	45,111	(45,111)	(34,753)	(10,358)	—

Forward exchange contracts used for hedging
- inflows		1,918,752	1,498,700	420,052	—
- outflows		(1,986,755)	(1,549,515)	(437,240)	—
	68,853	(68,003)	(50,815)	(17,188)	—
Net-settled interest rate swaps used for hedging
- net cash inflows/(outflows)	181,037	(230,534)	(37,564)	(69,890)	(123,080)

Fuel derivatives that do not qualify as hedges (net settlement)	—	—	—	—	—

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

13	Derivative financial instruments (continued)

The analysis of contractual cash inflows/(outflows) of major derivative financial instruments are as follows (continued):

			Maturity
	Carrying	Contractual		Between 1 and
	amounts	cash flows	Within 1 year	5 years	After 5 years
As at 31 December 2019
Derivative financial assets
Fuel derivatives used for hedging (net settlement)	82,367	82,367	67,266	15,101	—

Forward exchange contracts used for hedging
- inflows		697,057	585,340	111,717	—
- outflows		(691,081)	(581,248)	(109,833)	—

	4,319	5,976	4,092	1,884	—

Fuel derivatives that do not qualify as hedges (net settlement)	4,601	4,601	4,601	—	—

Derivative financial liabilities
Fuel derivatives used for hedging (net settlement)	243,045	(243,045)	(203,361)	(39,684)	—

Forward exchange contracts used for hedging
- inflows		2,702,992	2,042,062	660,930	—
- outflows		(2,738,635)	(2,067,617)	(671,018)	—
	42,082	(35,643)	(25,555)	(10,088)	—
Net-settled interest rate swaps used for hedging
- net cash inflows/(outflows)	162,594	(188,162)	(33,497)	(48,412)	(106,253)

Fuel derivatives that do not qualify as hedges (net settlement)	2,987	(2,987)	(1,493)	(1,494)	—

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

14	Goodwill

The movements of goodwill during the years are as follows:

	2020	2019

Beginning of the year

Cost	19,292,497	18,941,078
Accumulated impairment losses	(3,357,542)	(3,368,851)

Net book value	15,934,955	15,572,227

Movements:
Business combination (Note 39)	12,615	—
Impairment charge for the year	(685,036)	—
Disposal of a subsidiary - cost	—	(21,723)
Disposal of a subsidiary - impairment	—	21,723
Currency translation differences - cost	(539,577)	373,142
Currency translation differences - impairment	15,059	(10,414)

End of the year	14,738,016	15,934,955

Cost	18,765,535	19,292,497
Accumulated impairment losses	(4,027,519)	(3,357,542)

Net book value	14,738,016	15,934,955

Impairment tests for goodwill

In the impairment assessment of the Group, goodwill is allocated to groups of cash-generating units (CGUs) that are expected to benefit from the synergies of the business combination and is allocated to the relevant CGUs based on operating areas. The CGUs are consistent with those used on the purchase dates and in the impairment tests in previous years. The carrying amounts of major goodwill and goodwill impaired in 2020 allocated to individual CGUs are as follows:

	2020	2019

PRC power segment:
Yunhe Power	295,001	700,346
Linyi Power	382,500	541,307
Wuhan Power	518,484	518,484
Liaocheng Co-generation	429,750	495,448
Yantai Power Plant	31,706	62,837
Yichun Thermal Power	24,397	48,453

Overseas segment:
Tuas Power	10,666,426	11,190,944

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

14	Goodwill (continued)

Impairment tests for goodwill (continued)

The recoverable amount of a CGU is determined based on value-in-use calculations. The cash flow projections of CGUs are based on management’s forecasted cash flows in the next five years.  Based on existing production capacity, the domestic subsidiaries of the Company expect cash flows beyond such periods will be similar to that in the 5th year and thus a zero terminal growth rate is utilized in the forecasts. For Singapore Tuas Power, cash flows beyond the 5th year is extrapolated using a terminal growth rate of 2.0%, which is not greater than the forecasted growth rate as stipulated in the relevant report issued by the Energy Market Authority of Singapore ("EMA").

Pre-tax discount rates used for value-in-use calculations:

	2020	2019
Yunhe Power	8.98%	9.22%
Linyi Power	9.00%	9.23%
Wuhan Power	8.94%	9.21%
Liaocheng Co-generation	8.90%	9.18%
Yantai Power Plant	7.85%	9.19%
Yichun Thermal Power	8.35%	9.30%
Singapore Tuas Power	8.40%	7.33%

Key assumptions used for value-in-use calculations:

For goodwill of domestic CGUs, the key assumptions applied in the impairment tests include the expected future sales volumes (power generation hours), fuel prices and discount rate. Management determined these assumptions based on past performance and its expectations on market development. The discount rates used reflect specific risks relating to individual CGUs. Based on the impairment assessment, Yunhe Power, Linyi Power, Liaocheng Co-generation, Yantai Power Plant and Yichun Thermal Power recognized RMB405 million (2019: Nil), RMB159 million (2019: Nil), RMB66 million (2019: Nil), RMB31 million (2019: Nil) and RMB24 million (2019: Nil), impairment losses of goodwill respectively in 2020. Please refer to Note 7 for details.

For the goodwill allocated to Singapore Tuas Power, the key assumptions applied in the impairment model include the expected future sales volume, gross margin, terminal growth rate and discount rate.

The EMA released its Electricity Market Prospects Report (“EMA 2020 report”) on 30 December 2020, stating that the electricity demand is expected to grow between 2.50% and 3.1% over the next 10 years, taking into account demographic, climate and economic impacts. According to the EMA 2020 report, the compound annual growth rate of the electricity market from 2009 to 2019 was about 2.6%. The market share of Singapore Tuas Power in Singapore has remained stable, with the market share ratios being 21.1%, 20.7% and 19.3% in 2018, 2019 and 2020, respectively. The sales volumes of Singapore Tuas Power from 2021 to 2025 are forecasted based on its past performance, and a terminal growth rate of 2% (2019: 2%) is utilized in the forecast.

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

14	Goodwill (continued)

Key assumptions used for value-in-use calculations (continued):

In June 2020, EMA announced an exposure draft about the forward capacity market (FCM), which is planned to be initially implemented in 2021 to meet Singapore’s forecasted power demand, maintain the power safety requirement and at the same time achieve the goal of attracting power incremental investment. With the implementation of the FCM regime, the future forecasted average gross margin of electricity sales will also improve. Singapore Tuas Power adjusted the average gross margin of electricity sales during the forecast period and the terminal period accordingly.

	Impairment test	Impairment test
Gross margin of electricity sales: S$/MWh	model in 2020	model in 2019
2021	13.5	15.8
2022	15.4	28.5
2023	15.4	33.3
2024	30.1	38.5
2025	54.3	38.5
Terminal period	42.4	38.5

Management used the after-tax discount rate for power generation industry for 2021 and 2022 published by EMA in November 2020 to calculate the pre-tax discount rate used for value-in-use calculations of Tuas Power, which is 8.40% for the year ended 31 December 2020 (2019: 7.33%).

According to the impairment assessment, there was no impairment provided for the goodwill of Tuas Power for the year ended 31 December 2020 (2019: Nil). In 2020 and 2019, the fluctuation of goodwill in respect of Tuas Power was due to currency translation differences.

For the goodwill allocated to the CGU in Singapore, management has assessed that one of the most sensitive key assumptions is the pre-tax discount rate which was arrived at based on weighted average cost of capital. An absolute increase in the pre-tax discount rate of 0.5% (31 December 2019: 0.5%) would result in approximately RMB1,691 million (31 December 2019: RMB1,706 million) decrease in the recoverable amount of the CGU.

For the goodwill allocated to CGUs in the PRC, management has assessed that two of the most sensitive key assumptions are future sales volume and fuel price. If future sales volume had decreased by 1% or 5% from management’s estimates, while other variables stay constant with the expectations, the Group would have to further recognize impairment against goodwill by approximately RMB279 million and RMB1,723 million (31 December 2019: RMB322 million and RMB2,930 million), respectively. If fuel price had increased by 1% or 5% from management’s estimates, while other variables stay constant with the expectations, the Group would have to further recognize impairment against goodwill by approximately RMB488 million and RMB2,588 million (31 December 2019: RMB170 million and RMB1,829 million), respectively.

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

15	Other non-current assets

Details of other non-current assets are as follows:

	As at 31 December
	2020	2019
Finance lease receivables (i)	9,431,733	10,519,845
VAT recoverable	5,526,256	4,172,871
Prepayments for pre-construction cost (ii)	438,167	788,081
Intangible assets (iii)	643,486	784,594
Prepaid connection fees	33,041	37,484
Contract assets	736,568	642,557
Others	1,728,332	1,659,573

Total	18,537,583	18,605,005

Notes:

(i)	Ruyi Pakistan Energy entered into a power purchase agreement with CPPA-G to sell all of the electricity produced with a regulated tariff mechanism approved by the National Electric Power Regulatory Authority. In accordance with the power purchase agreement and tariff mechanism, almost all the risks and rewards in relation to the power assets were in substance transferred to CPPA-G and therefore were accounted for as a finance lease to CPPA-G. Please refer to Note 41 for other details of finance lease receivables.
(ii)	Please refer to Note 7 for details of impairment losses of prepayment for pre-construction cost.
(iii)	The intangible assets primarily consist of software, patented technologies etc. In 2020, there was no impairment provided for the intangible assets (2019: Nil).

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

16	Inventories

Inventories comprised:

	As at 31 December
	2020	2019

Fuel (coal and oil) for power generation	5,327,750	7,304,783
Material and supplies	1,473,355	1,765,827

	6,801,105	9,070,610
Less: provision for inventory obsolescence	198,646	187,427

Total	6,602,459	8,883,183

Movements of provision for inventory obsolescence during the years are analyzed as follows:

	2020	2019

Beginning of the year	(187,427)	(430,707)
Provision	(43,993)	(23,507)
Reversal	917	1,054
Write off	25,378	272,659
Currency translation differences	6,479	(6,926)

End of the year	(198,646)	(187,427)

Note: the amount of losses on scrapped materials and supplies was RMB167,449 thousand (Note 6), with the details as follows:

For the year ended
31 December 2020

Huaneng Power International, Inc. Shang’an Power Plant (“Shang’an Power Plant”) (i)	46,598
Huaneng Power International, Inc. Shanghai Shidongkou II Power Plant (“Shidongkou II”) (ii)	29,494
Other 22 items	91,357

Total	167,449

(i)	In June and July 2020, the Material supply department，Maintenance department, Fuel department, Engineering department, and Finance department of Shang’an Power Plant respectively carried out an assessment and concluded that due to technical improvement, expiration, deformation and deterioration. 4,665 items with book value of RMB40,112 thousand in total deemed loss need to be fully scrapped, which was formally approved in 2020.
(ii)	In 2020, the Production department of Shidongkou II carried out 2 batches of quality inspections on material and spare parts with over ten-year age and concluded that due to safety concerns, 4,685 items with a book value of RMB29,494 thousand in total deemed loss needed to be fully scrapped, which was formally approved in 2020.

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

17	Other receivables and assets

Other receivables and assets comprised the following:

	As at 31 December
	2020	2019

Prepayments for inventories	1,222,785	758,834
Prepaid income tax	133,090	139,617
Others	335,189	266,252

Subtotal of prepayments	1,691,064	1,164,703

Less: Loss allowance	2,638	2,638

Total prepayments, net	1,688,426	1,162,065

Dividends receivable	50,000	—
Receivables from sales of fuel	249,852	99,649
Others (Note i)	2,222,593	2,077,156
Subtotal of other receivables	2,522,445	2,176,805

Less: Loss allowance	187,675	52,531

Total other receivables, net	2,334,770	2,124,274

Profit compensation from Huaneng Group	—	457,727
VAT recoverable	2,428,315	1,773,396
Finance lease receivables (Note 41)	478,666	483,691
Designated loan to joint ventures	304,306	80,000
Others	138,209	136,610

Subtotal other assets	3,349,496	2,931,424

Less: Loss allowance	64,615	—

Total other assets, net	3,284,881	2,931,424

Gross total	7,563,005	6,272,932

Net total	7,308,077	6,217,763

Please refer to Note 35 for details of other receivables and assets due from the related parties. The Group does not hold any collateral or other credit enhancements over its other receivables. The other receivables are non-interest-bearing.

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

17	Other receivables and assets (continued)

The gross amounts of other receivables are denominated in the following currencies:

	As at 31 December
	2020	2019

RMB	1,945,945	1,943,568
S$(RMB equivalent)	102,484	86,422
US$(RMB equivalent)	16,585	11,898
PKR (RMB equivalent)	457,431	134,917

Total	2,522,445	2,176,805

Movements of loss allowance during the years are analyzed as follows:

	2020	2019

Beginning of the year	(55,169)	(43,169)
Provision	(148,976)	(25,578)
Reversal	18	2,300
Write-off	3,559	11,278
Others	(62,772)	—
Currency translation differences	8,412	—

End of the year	(254,928)	(55,169)

Note i:

Included in others, there were advances amounting to RMB222 million as at 31 December 2020 (31 December 2019: RMB232 million) which were due from Huangtai #8 Power Plant with indefinite repayment terms. For the year ended 31 December 2020, Huangtai Power, a subsidiary of the Company, received total repayments amounting to RMB10 million (for the year ended 31 December 2019: RMB41 million).

According to the property right transfer agreement signed in December 2008 between Shandong Power and Shandong Luneng Development Group (“Shandong Luneng”) and the corresponding approval from the State-owned Assets Supervision and Administration Commission of the State Council in February 2009 (“State-owned Assets Right [2009] No.70”), Shandong Power acquired 30% of property right of Huangtai #8 Power Plant from Shandong Luneng at a cash consideration of RMB110 million. Huangtai #8 Power Plant is not a legal entity under PRC Company Law, though it has separate accounting books, and therefore the Group recognized the 30% property right as other non-current assets. Huangtai Power is in charge of daily operations of Huangtai #8 Power Plant on behalf of two property owners.

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

18	Accounts and notes receivable

Accounts and notes receivable comprised the following:

	As at 31 December
	2020	2019

Accounts receivable	30,045,678	26,911,837
Notes receivable	8,325,966	5,552,422

	38,371,644	32,464,259

Less: Loss allowance	155,929	195,320

Total	38,215,715	32,268,939

Analysed into:
Accounts receivable
- At amortized cost	28,789,790	25,547,258
- At fair value through other comprehensive income	1,255,888	1,364,579

Notes receivable
- At amortized cost	8,325,966	5,552,422

In 2020, the Group entered into an accounts receivable factoring arrangement (the “Factoring Arrangement”) and transferred certain accounts receivable, with the carrying amount of RMB200 million, to the banks. Under the Factoring Arrangement, the Group is not exposed to default risks of the accounts receivable after the transfer. Subsequent to the transfer, the Group did not retain any rights on the use of the accounts receivable, including the sale, transfer or pledge of the accounts receivable to any other third parties. The original carrying value in aggregate of the accounts receivable transferred and derecognized under the arrangement that have not been settled as at 31 December 2020 was RMB200 million (2019: RMB150 million).

In December 2019 and November 2020, the Group’s subsidiary, Shandong Power, entered into agreements of a single assets management plans (the “Assets Management Plans”) with Yingda Securities Co., Ltd. Under the Assets Management Plans, the Group is not exposed to default risks of the accounts receivable after the transfer. Subsequent to the transfer, the Group did not retain any rights on the use of the accounts receivable, including the sale, transfer or pledge of the accounts receivable to any other third parties. The original carrying value in aggregate of the accounts receivable transferred and derecognized under the arrangement that have not been settled as at 31 December 2020 was RMB1,220 million (2019: RMB1,000 million). The December 2019 Assets Management Plan expired in December 2020.

During the year ended 31 December 2020, the Group recognized RMB41,482 thousand loss on the date of transfer of the accounts receivable (2019: RMB10,528 thousand).

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

18	Accounts and notes receivable (continued)

The gross amounts of accounts receivable and notes receivable are denominated in the following currencies:

	As at 31 December
	2020	2019

RMB	35,113,954	29,382,384
S$(RMB equivalent)	996,686	1,077,008
US$(RMB equivalent)	21,640	39,146
PKR (RMB equivalent)	2,239,364	1,965,721

Total	38,371,644	32,464,259

The Group usually grants credit periods of about one month to domestic local power grid customers from the end of the month in which the sales are made. SinoSing Power provides credit periods that range from 5 to 60 days from the dates of billings. Certain accounts receivable of Singapore subsidiaries are backed by bankers’ guarantees and/or deposits from customers. It is not practicable to determine the fair value of the collateral that corresponds to these accounts receivable. Ruyi Pakistan Energy entered into an agreement with CPPA-G with a one-month credit period.

As at 31 December 2020, no accounts receivable was pledged to banks as collateral for loans (2019: Nil).

The Group, except for Singapore subsidiaries, does not hold any collateral or other credit enhancements over its accounts receivable. The accounts receivable are non-interest-bearing.

For the collateral of notes receivable, please refer to Note 26 for details.

Movements of loss allowance during the years are analyzed as follows:

	2020	2019
Beginning of the year	(195,320)	(146,913)
Provision	(24,105)	(64,838)
Reversal	441	16,596
Write-off	20	—
Others	62,772	—
Currency translation differences	263	(165)

End of the year	(155,929)	(195,320)

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

18	Accounts and notes receivable (continued)

Ageing analysis of accounts receivable and notes receivable based on the invoice date was as follows:

	As at 31 December
	2020	2019
Within 1 year	37,966,985	31,566,008
Between 1 to 2 years	174,604	696,401
Between 2 to 3 years	86,388	57,667
Over 3 years	143,667	144,183

Total	38,371,644	32,464,259

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

18	Accounts and notes receivable (continued)

As at 31 December 2020, the maturity period of the notes receivable ranged from 1 to 12 months (2019: from 1 to 12 months).

19       Share capital

	2020		2019
	Number of shares	Share capital	Number of shares	Share capital
		RMB ’000		RMB ’000

As at 1 January
A shares	10,997,709,919	10,997,710	10,997,709,919	10,997,710
Overseas listed foreign shares	4,700,383,440	4,700,383	4,700,383,440	4,700,383

Subtotal	15,698,093,359	15,698,093	15,698,093,359	15,698,093

Issuance of new A shares	—	—	—	—

As at 31 December
A shares	10,997,709,919	10,997,710	10,997,709,919	10,997,710
Overseas listed foreign shares	4,700,383,440	4,700,383	4,700,383,440	4,700,383

Total	15,698,093,359	15,698,093	15,698,093,359	15,698,093

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

20	Other equity instruments
(a)	Other equity instruments as at 31 December 2020

			Initial
Type of	Issuance		Distribution					Conversion	Conversion
Instruments	Date	Category	Rate	Issue Price	Number	Par Value	Initial Period	Condition	Result
				RMB ’000		RMB ’000
Bond B	September 2017	Equity Instrument	5.17%	0.1	25,000,000	2,500,000	5 years	None	None
Yingda Insurance Financing Plan (1st)	September 2018	Equity Instrument	5.79%	—	—	3,283,000	8 years	None	None
Yingda Insurance Financing Plan (2nd)	September 2018	Equity Instrument	5.79%	—	—	827,000	8 years	None	None
Yingda Insurance Financing Plan (3rd)	September 2018	Equity Instrument	5.79%	—	—	890,000	8 years	None	None
China Life Financing Plan (1st)	September 2019	Equity Instrument	5.05%	—	—	2,070,000	8 years	None	None
PICC Financing Plan (1st)	September 2019	Equity Instrument	5.10%	—	—	930,000	10 years	None	None
2019 medium-term notes (2nd)	October 2019	Equity Instrument	4.08%	0.1	20,000,000	2,000,000	3 years	None	None
2019 medium-term notes (3rd)	October 2019	Equity Instrument	4.05%	0.1	20,000,000	2,000,000	3 years	None	None
China Life Financing Plan (2nd)	October 2019	Equity Instrument	5.05%	—	—	2,260,000	8 years	None	None
PICC Financing Plan (2nd)	October 2019	Equity Instrument	5.10%	—	—	1,740,000	10 years	None	None
2019 medium-term notes (4th)	November 2019	Equity Instrument	4.15%	0.1	25,000,000	2,500,000	3 years	None	None
2019 medium-term notes (4th)	November 2019	Equity Instrument	4.53%	0.1	15,000,000	1,500,000	5 years	None	None
Bond C	March 2020	Equity Instrument	3.58%	0.1	20,000,000	2,000,000	3 years	None	None
Bond D	March 2020	Equity Instrument	3.85%	0.1	10,000,000	1,000,000	5 years	None	None
2020 medium-term notes (1st)	April 2020	Equity Instrument	3.18%	0.1	30,000,000	3,000,000	3 years	None	None
China Life Financing Plan (3rd)	April 2020	Equity Instrument	4.75%	-	-	3,570,000	8 years	None	None
PICC Financing Plan (3rd)	April 2020	Equity Instrument	4.75%	-	-	930,000	10 years	None	None
Bond E	April 2020	Equity Instrument	3.09%	0.1	25,000,000	2,500,000	3 years	None	None
2020 medium-term notes (2nd)	June 2020	Equity Instrument	3.60%	0.1	35,000,000	3,500,000	3 years	None	None
2020 medium-term notes (3rd)	August 2020	Equity Instrument	3.99%	0.1	20,000,000	2,000,000	3 years	None	None
PICC Financing Plan (4th)	August 2020	Equity Instrument	4.60%	-	-	3,000,000	10 years	None	None
Bond F	September 2020	Equity Instrument	4.38%	0.1	30,000,000	3,000,000	3 years	None	None
2020 medium-term notes (4th)	September 2020	Equity Instrument	4.40%	0.1	10,000,000	1,000,000	3 years	None	None
Total						48,000,000

(b)	Major provisions

In 2017, the Company issued two tranches of perpetual corporate bonds with the net proceeds of approximately RMB2,500 million and RMB2,500 million, respectively. The perpetual corporate bonds are issued at par value with an initial distribution rate of 5.05% and 5.17%. The interests of the perpetual corporate bonds are recorded as distributions, which are paid annually in arrears in September in each year and may be deferred at the discretion of the Company unless compulsory distribution payment events (e.g. distributions to ordinary shareholders of the Company or reduction of the registered capital of the Company) occur. The company has the right to defer current interests and all deferred interests. The perpetual corporate bonds have no fixed maturity date and are callable at the Company’s discretion in whole in August 2020 and 2022 respectively, and the payment of the principal may be deferred for each renewal period to 3 and 5 years respectively. The applicable distribution rate will be reset on the first call date and each renewal period after the first call date, to the sum of the applicable benchmark interest rate, the initial spread and 300 basis points per annum. On the first call date of bond A in September 2020, the Company decided to exercise the callable option. The bond was redeemed in whole on 25 September 2020.

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

20	Other equity instruments
(b)	Major provisions (continued)

In 2018, the Company issued three tranches of Yingda Insurance Financing Plan (the “Yingda plan”) with the aggregate proceeds of RMB5,000 million. The Yingda plan has no fixed period with initial distribution rate of 5.79%. The interests of the financing plan are recorded as distributions, which are paid annually in arrears in June and December in each year and may be deferred at the discretion of the Company unless compulsory payment events (e.g. distributions to ordinary shareholders of the Company or reduction of the registered capital of the Company) occur. The company has the right to defer current interests and all deferred interests. The Yingda plan has no fixed maturity date and are callable at the Company’s discretion in whole at each distribution date after the 8th year of issuance, or the payment of the principal may be deferred at each distribution date aforementioned. The applicable distribution rate will be reset during the period from the 9th to the 11th year after the issuance, the period from the 11th to the 13th year after the issuance and the 13th year onwards after the issuance, to the higher of the initial distribution rate plus 300 basis points and the 10-year treasury bond yield in the 9th year after the issuance plus 600 basis points, the higher of the initial distribution rate plus 600 basis points and the 10-year treasury bond yield in the 11th year after the issuance plus 900 basis points and the higher of the initial distribution rate plus 900 basis points and the 10-year treasury bond yield in the 13th year after the issuance plus 1,200 basis points, respectively.

In 2019, the Company issued two tranches of China Life Financing Plan (the “China Life plan”) with the aggregate proceeds of RMB4,330 million. The China Life plan has no fixed period with an initial distribution rate of 5.05%. The interests of the China Life plan are recorded as distributions, which are paid annually in arrears in March, June, September and December in each year and may be deferred at the discretion of the Company unless compulsory payment events (distributions to ordinary shareholders of the Company or reduction of the registered capital of the Company) occur. The company has the right to defer current interests and all deferred interests. The China Life plan has no fixed maturity date and are callable at the Company’s discretion in whole at each distribution date after the 8th year of issuance, or the payment of the principal may be deferred at each distribution date aforementioned. The applicable distribution rate will be reset during the period from the 9th year after the issuance, to the basis rate plus 300 basis points, and will remain 8.05% afterwards.

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

20	Other equity instruments (continued)
(b)	Major provisions (continued)

In 2019, the Company issued two tranches of PICC Financing Plan (“the PICC plan”) with the aggregate proceeds of RMB2,670 million. The PICC plan has no fixed period with an initial distribution rate of 5.10%. The interests of the PICC plan are recorded as distributions, which are paid annually in arrears in March, June, September and December in each year and may be deferred at the discretion of the Company unless compulsory payment events (distributions to ordinary shareholders of the Company or reduction of the registered capital of the Company) occur. The company has the right to defer current interests and all deferred interests. The PICC plan has no fixed maturity date and are callable at the Company’s discretion in whole at each distribution date after 10th year of issuance, or the payment of the principal may be deferred at each distribution date aforementioned. The applicable distribution rate will be reset during the period from the 11th year after the issuance, to the basis rate plus 300 basis points, and will remain 8.10% afterwards.

In October 2019, the Company issued two tranches of medium-term notes with the net proceeds of approximate RMB2,000 million and RMB2,000 million, respectively. The medium-term notes are issued at par value with initial distribution rate of 4.08% and 4.05%. The interests of the medium-term notes are recorded as distributions, which are paid annually in arrears in October in each year and may be deferred at the discretion of the Company unless compulsory distribution payment events (distributions to ordinary shareholders of the Company or reduction of the registered capital of the Company) occur. The company has the right to defer current interests and all deferred interests. The medium-term notes have no fixed maturity date and are callable at the Company’s discretion at specific time, and the payment of the principal may be deferred for each renewal period to 3 years, respectively. The applicable  distribution rate will be reset on the first call date and for each renewal period after  the first call date, to the sum of the applicable benchmark interest rate, the initial spread and 300 basis points per annum.

In November 2019, the Company issued two tranches of medium-term notes with the net proceeds of approximately RMB2,500 million and RMB1,500 million. The medium-term notes are issued at par value with initial distribution rates of 4.15% and 4.53%, respectively. The interests of the medium-term notes are recorded as distributions, which are paid annually in arrears in November in each year and may be deferred at the discretion of the Company unless compulsory distribution payment events (distributions to ordinary shareholders of the Company or reduction of the registered capital of the Company) occurred. The company has the right to defer current interests and all deferred interests. The medium-term notes have no fixed maturity date and are callable at the Company’s discretion at specific time, and the payment of the principal may be deferred for each renewal period to 3 and 5 years respectively. The applicable distribution rate will be reset on the first call date and for each renewal period after the first call date, to the sum of the applicable benchmark interest rate, the initial spread and 300 basis points per annum.

In March 2020, the Company issued two tranches of perpetual corporate bonds with the net proceeds of approximately RMB2,000 million and RMB1,000 million, respectively. The perpetual corporate bonds are issued at par value with an initial distribution rate of 3.58%and 3.85%. The interests of the perpetual corporate bonds are recorded as distributions, which are paid annually in arrears in March in each year and may be deferred at the discretion of the Company unless compulsory distribution payment events (e.g. distributions to ordinary shareholders of the Company or reduction of the registered capital of the Company) occur. The company has the right to defer current interests and all deferred interests. The perpetual corporate bonds have no fixed maturity date and are callable at the Company’s discretion in whole in February 2023 and 2025 respectively, and the payment of the principal may be deferred for each renewal period to 3 and 5 years respectively. The applicable distribution rate will be reset on the first call date and for each renewal period after the first call date, to the sum of the applicable benchmark interest rate, the initial spread and 300 basis points per annum.

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

20	Other equity instruments (continued)
(b)	Major provisions (continued)

In April 2020, the Company issued medium-term notes with the net proceeds of approximately RMB3,000 million. The medium-term notes are issued at par value with an initial distribution rate of 3.18%. The interests of the medium-term notes are recorded as distributions, which are paid annually in arrears in April in each year and may be deferred at the discretion of the Company unless compulsory distribution payment events (distributions to ordinary shareholders of the Company or reduction of the registered capital of the Company) occur. The company has the right to defer current interests and all deferred interests. The medium-term notes have no fixed maturity date and are callable at the Company’s discretion at specific time, and the payment of the principal may be deferred for each renewal period to 3 years. The applicable distribution rate will be reset on the first call date and for each renewal period after the first call date, to the sum of the applicable benchmark interest rate, the initial spread and 300 basis points per annum.

In April 2020, the Company issued China Life Financing Plan (“the China Life plan”) with the proceeds of RMB3,570 million. The China Life plan has no fixed period with an initial distribution rate of 4.75%. The interests of the China Life plan are recorded as distributions, which are paid annually in arrears in March, June, September and December in each year and may be deferred at the discretion of the Company unless compulsory payment events (distributions to ordinary shareholders of the Company or reduction of the registered capital of the Company) occur. The company has the right to defer current interests and all deferred interests. The China Life plan has no fixed maturity date and are callable at the Company’s discretion in whole at each distribution date after the 8th year of issuance, or the payment of the principal may be deferred at each distribution date aforementioned. The applicable distribution rate will be reset during the period from the 9th year after the issuance, to the basis rate plus 300 basis points, and will remain 7.75% afterwards.

In April 2020, the Company issued the third tranche of the PICC plan with the proceeds of RMB930 million. The PICC plan has no fixed period with an initial distribution rate of 4.75%. The interests of the PICC plan are recorded as distributions, which are paid annually in arrears in March, June, September and December in each year and may be deferred at the discretion of the Company unless compulsory payment events (distributions to ordinary shareholders of the Company or reduction of the registered capital of the Company) occur. The company has the right to defer current interests and all deferred interests. The PICC plan has no fixed maturity date and are callable at the Company’s discretion in whole at each distribution date after the 10th year of issuance, or the payment of the principal may be deferred at each distribution date aforementioned. The applicable distribution rate will be reset during the period from the 11th year after the issuance, to the basis rate plus 300 basis points, and will remain 7.75% afterwards.

In April 2020, the Company issued a perpetual corporate bond with the net proceeds of approximately RMB2,500 million. The perpetual corporate bond is issued at par value with an initial distribution rate of 3.09%. The interests of the perpetual corporate bond are recorded as distributions, which are paid annually in arrears in April in each year and may be deferred at the discretion of the Company unless compulsory distribution payment events (e.g. distributions to ordinary shareholders of the Company or reduction of the registered capital of the Company) occur. The company has the right to defer current interests and all deferred interests. The perpetual corporate bond has no fixed maturity date and is callable at the Company’s discretion in whole in March 2023, or the payment of the principal may be deferred for each renewal period to 3 years. The applicable distribution rate will be reset on the first call date and for each renewal period after the first call date, to the sum of the applicable benchmark interest rate, the initial spread and 300 basis points per annum.

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

20	Other equity instruments (continued)
(b)	Major provisions (continued)

In June 2020, the Company issued medium-term notes with the net proceeds of approximately RMB3,500 million. The medium-term notes are issued at par value with an initial distribution rate of 3.60%. The interests of the medium-term notes are recorded as distributions, which are paid annually in arrears in June in each year and may be deferred at the discretion of the Company unless compulsory distribution payment events (distributions to ordinary shareholders of the Company or reduction of the registered capital of the Company) occur. The company has the right to defer current interests and all deferred interests. The medium-term notes have no fixed maturity date and are callable at the Company’s discretion at specific time, and the payment of the principal may be deferred for each renewal period to 3 years. The applicable distribution rate will be reset on the first call date and for each renewal period after the first call date, to the sum of the applicable benchmark interest rate, the initial spread and 300 basis points per annum.

In August 2020 and September 2020, the Company issued two tranches of medium-term notes with the net proceeds of approximately RMB2,000 million and RMB1,000 million, respectively. The medium-term notes are issued at par value with initial distribution rates of 3.99% and 4.40%. The interests of the medium-term notes are recorded as distributions, which are paid annually in arrears in August and September in each year and may be deferred at the discretion of the Company unless compulsory distribution payment events (distributions to ordinary shareholders of the Company or reduction of the registered capital of the Company) occurred. The company has the right to defer current interests and all deferred interests. The medium-term notes have no fixed maturity date and are callable at the Company’s discretion at specific time, and the payment of the principal may be deferred for each renewal period to 3 years, respectively. The applicable distribution rate will be reset on the first call date and for each renewal period after the first call date, to the sum of the applicable benchmark interest rate, the initial spread and 300 basis points per annum.

In August 2020, the Company issued the fourth tranche of the PICC plan with the proceeds of RMB3,000 million. The PICC plan has no fixed period with an initial distribution rate of 4.60%. The interests of the PICC plan are recorded as distributions, which are paid annually in arrears in March, June, September and December in each year and may be deferred at the discretion of the Company unless compulsory payment events (distributions to ordinary shareholders of the Company or reduction of the registered capital of the Company) occur. The company has the right to defer current interests and all deferred interests. The PICC plan has no fixed maturity date and are callable at the Company’s discretion in whole at each distribution date after the 10th year of issuance, or the payment of the principal may be deferred at each distribution date aforementioned. The applicable distribution rate will be reset during the period from the 11th year after the issuance, to the basis rate plus 300 basis points, and will remain 7.60% afterwards.

In September 2020, the Company issued a perpetual corporate bond with the net proceeds of approximately RMB3,000 million. The perpetual corporate bond is issued at par value with an initial distribution rate of 4.38%. The interests of the perpetual corporate bond are recorded as distributions, which are paid annually in arrears in September in each year and may be deferred at the discretion of the Company unless compulsory distribution payment events (e.g. distributions to ordinary shareholders of the Company or reduction of the registered capital of the Company) occur. The company has the right to defer current interests and all deferred interests. The perpetual corporate bond has no fixed maturity date and is callable at the Company’s discretion in whole in August 2023, and the payment of the principal may be deferred for each renewal period to 3 years. The applicable distribution rate will be reset on the first call date and for each renewal period after the first call date, to the sum of the applicable benchmark interest rate, the initial spread and 300 basis points per annum.

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

20	Other equity instruments (continued)
(b)	Major provisions (continued)

The perpetual corporate bonds, financing plans and medium-term notes were recorded as equity in the consolidated financial statements. During the year ended 31 December 2020, the profit attributable to holders of other equity instruments, based on the applicable distribution rate, was RMB1,770 million (2019: 686 million).

(c)	Changes of other equity instruments during 2020

	As at 1 January 2020		Issuance		Cumulative distributions				As at 31 December 2020
Type of Instruments					Accrued	Distribution	Redemption	Redemption
	Number	Amount	Number	Amount	distribution	payment	value	difference	Number	Amount
		RMB ’000		RMB ’000	RMB ’000	RMB ’000	RMB ’000	RMB ’000		RMB ’000
Bond A	25,000,000	2,533,780	—	(131)	92,445	(126,250)	(2,500,000)	156	—	—
Bond B	25,000,000	2,534,583	—	—	129,345	(129,250)	—	—	25,000,000	2,534,678
Yingda Insurance Financing Plan (1st)	—	3,288,808	—	—	193,254	(193,254)	—	—	—	3,288,808
Yingda Insurance Financing Plan (2nd)	—	828,463	—	—	48,681	(48,681)	—	—	—	828,463
Yingda Insurance Financing Plan (3rd)	—	891,575	—	—	52,390	(52,390)	—	—	—	891,575
China Life Financing Plan (1st)	—	2,073,484	—	—	106,277	(106,277)	—	—	—	2,073,484
PICC Financing Plan (1st)	—	930,922	—	—	48,221	(48,221)	—	—	—	930,922
2019 medium-term notes (2nd)	20,000,000	2,011,533	—	—	81,646	(81,600)	—	—	20,000,000	2,011,579
2019 medium-term notes (3rd)	20,000,000	2,011,271	—	—	81,041	(81,000)	—	—	20,000,000	2,011,312
China Life Financing Plan (2nd)	—	2,263,804	—	—	116,032	(116,032)	—	—	—	2,263,804
PICC Financing Plan (2nd)	—	1,741,726	—	—	90,219	(90,219)	—	—	—	1,741,726
2019 medium-term notes (4th)	25,000,000	2,511,441	—	—	103,794	(103,750)	—	—	25,000,000	2,511,485
2019 medium-term notes (4th)	15,000,000	1,506,431	—	—	67,979	(67,950)	—	—	15,000,000	1,506,460
Bond C	—	—	20,000,000	1,999,980	55,711	—	—	—	20,000,000	2,055,691
Bond D	—	—	10,000,000	999,990	29,956	—	—	—	10,000,000	1,029,946
2020 medium-term notes (1st)	—	—	30,000,000	2,981,135	68,741	—	—	—	30,000,000	3,049,876
China Life Financing Plan (3rd)	—	—	-	3,570,000	120,587	(114,934)	—	—	—	3,575,653
PICC Financing Plan (3rd)	—	—	-	930,000	31,168	(30,309)	—	—	—	930,859
Bond E	—	—	25,000,000	2,499,975	53,546	—	—	—	25,000,000	2,553,521
2020 medium-term notes (2nd)	—	—	35,000,000	3,484,124	67,660	—	—	—	35,000,000	3,551,784
2020 medium-term notes (3rd)	—	—	20,000,000	1,995,313	29,515	—	—	—	20,000,000	2,024,828
PICC Financing Plan (4th)	—	—	-	3,000,000	48,683	(46,000)	—	—	—	3,002,683
Bond F	—	—	30,000,000	2,999,970	40,680	—	—	—	30,000,000	3,040,650
2020 medium-term notes (4th)	—	—	10,000,000	997,094	12,898	—	—	—	10,000,000	1,009,992

Total		25,127,821		25,457,450	1,770,469	(1,436,117)	(2,500,000)	156		48,419,779

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

21Surplus reserves

As at
1 January
2020 and
31 December
2020

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

As the statutory surplus reserve reaches 50% of the registered share capital in 2020, the Company made no provision for the current year.

Appropriation of discretionary surplus reserve is proposed by the Board of Directors, and approved by the general meeting of shareholders. This reserve can be used to make up any losses incurred in prior years or to increase the share capital after obtaining relevant approvals. For the years ended 31 December 2020 and 2019, no provision was made to the discretionary surplus reserve.

According to the articles of association, in distributing the Company’s profits after tax for the relevant accounting year, the lower of amounts determined in accordance with PRC GAAP and IFRSs shall be adopted. As at 31 December 2020, in accordance with PRC GAAP and IFRSs, the balance of retained earnings for the Group amounted to approximately RMB31.248 billion and RMB32.164 billion, respectively; and the balance of retained earnings for the Company amounted RMB35.911 billion and RMB32.089 billion, respectively.

22	Dividends of ordinary shares and cumulative distribution of other equity instruments
(a)	Dividends of ordinary shares

On 16 June 2020, upon the approval from the annual general meeting of the shareholders, the Company declared 2019 final dividend of RMB0.135 (2018: RMB0.1) per ordinary share, totaling approximately RMB2,119 million (2018: RMB1,570 million).

On 23 March 2021, the Board of Directors proposed a cash dividend of RMB0.18 per share, totaling approximately RMB2,826 million. This proposal is subject to the approval of the shareholders at the annual general meeting.

(b)	Cumulative distribution of other equity instruments

The other equity instruments were recorded as equity in the consolidated financial statements. For the year ended 31 December 2020, net profit attributable to holders of other equity instruments, based on the applicable rate, was RMB1,770  million, and the cumulative distribution paid-in 2020 was RMB1,436 million.

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

23	Long-term loans

Long-term loans comprised the following:

	As at 31 December
	2020	2019
Loans from Huaneng Group and its subsidiaries (a)	7,031,664	5,403,574
Bank loans and other loans (b)	124,854,044	128,619,138

	131,885,708	134,022,712

Less: Current portion of long-term loans	19,808,313	18,658,114

Total	112,077,395	115,364,598

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

23	Long-term loans (continued)

(a)	Loans from Huaneng Group and its subsidiaries

Details of loans from Huaneng Group and its subsidiaries are as follows:

	As at 31 December 2020
	Original	RMB	Less: Current	Non-current	Annual
	currency	equivalent	portion	portion	interest rate
	’000

Loans from Huaneng Group
Unsecured
RMB
- Variable rate	666,190	666,190	24,530	641,660	4.75%

Loans from Huaneng Finance
Unsecured
RMB
- Variable rate	4,281,432	4,281,432	468,800	3,812,632	3.67%-4.80%
- Fixed rate	317,515	317,515	26,200	291,315	4.02%-4.75%

Loans from Huaneng Tiancheng Financial Leasing Co., Ltd. (“Tiancheng Financial Leasing”)
Secured
RMB
- Variable rate	633,258	633,258	100,040	533,218	4.42%-5.20%
- Fixed rate	89,060	89,060	—	89,060	5.10%

Loans from Hong Kong Asset Management Co., Ltd. (“Hong Kong Asset Management”)
Unsecured
US$
- Variable rate	160,035	1,044,209	—	1,044,209	2.30%

Total		7,031,664	619,570	6,412,094

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

23	Long-term loans (continued)

(a)	Loans from Huaneng Group and its subsidiaries (continued)

	As at 31 December 2019
	Original	RMB	Less: Current	Non-current	Annual
	currency	equivalent	portion	portion	interest rate
	’000

Loans from Huaneng Group
Unsecured
RMB
- Variable rate	665,225	665,225	—	665,225	4.75%

Loans from Huaneng Finance
Unsecured
RMB
- Variable rate	3,808,800	3,808,800	413,200	3,395,600	4.28%-4.75%
- Fixed rate	28,000	28,000	—	28,000	4.51%-4.61%

Loans from Tiancheng Financial Leasing
Secured
RMB
- Variable rate	580,891	580,891	246,549	334,342	4.42%-5.20%
- Fixed rate	320,658	320,658	150,000	170,658	5.10%-6.60%

Total		5,403,574	809,749	4,593,825

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

23	Long-term loans (continued)

(b)	Bank loans and other loans

Details of bank loans and other loans are as follows:

	As at 31 December 2020
	Original		Less: Current	Non-current	Annual
	currency	RMB equivalent	portion	portion	interest rate
	’000
Secured
RMB
- Fixed rate	302,677	302,677	—	302,677	4.66%
- Variable rate	9,136,041	9,136,041	1,242,992	7,893,049	4.10%-4.98%
S$
- Variable rate	120,999	596,693	14,119	582,574	1.42%
Unsecured
RMB
- Fixed rate	2,805,767	2,805,767	316,715	2,489,052	4.02%-5.39%
- Variable rate	96,118,275	96,118,275	16,355,517	79,762,758	1.80%-6.55%
US$
- Variable rate	1,319,503	8,609,627	1,217,769	7,391,858	1.42%-4.73%
S$
- Variable rate	1,430,286	7,053,310	—	7,053,310	1.85%
€
- Fixed rate	11,004	88,322	34,654	53,668	2.00%-2.15%
JPY
- Fixed rate	2,266,468	143,332	6,977	136,355	0.75%

Total		124,854,044	19,188,743	105,665,301

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

23	Long-term loans (continued)
(b)	Bank loans and other loans (continued)

	As at 31 December 2019
	Original		Less: Current	Non-current	Annual
	currency	RMB equivalent	portion	portion	interest rate
	’000
Secured
RMB
- Fixed rate	5,032,030	5,032,030	1,262,520	3,769,510	4.41%-4.90%
- Variable rate	4,528,406	4,528,406	521,689	4,006,717	4.28%-4.90%
S$
- Variable rate	79,371	410,658	—	410,658	2.93%
Unsecured
RMB
- Fixed rate	7,477,712	7,477,712	1,803,335	5,674,377	2.65%-5.39%
- Variable rate	88,504,897	88,504,897	12,691,426	75,813,471	1.80%-6.55%
US$
- Variable rate	1,430,672	9,974,968	1,095,931	8,879,037	2.90%-6.82%
S$
- Variable rate	2,400,063	12,417,684	431,622	11,986,062	3.33%
€
- Fixed rate	15,451	120,760	34,772	85,988	2.00%-2.15%
JPY
- Fixed rate	2,372,009	152,023	7,070	144,953	0.75%

Total		128,619,138	17,848,365	110,770,773

As at 31 December 2020, long-term loans of approximately RMB7,435 million were secured by future electricity revenue (31 December 2019: RMB7,287 million).

As at 31 December 2020, long-term loans of RMB3,322 million (31 December 2019: RMB3,586 million) were secured by certain property, plant and equipment with a net book value amounting to approximately RMB3,400 million (31 December 2019: RMB4,913 million).

Certain subsidiaries of the Group had sales and leaseback agreements with Tiancheng Financial Leasing and other financial leasing companies. According to the agreements, these subsidiaries have an option to buy back the equipment at a nominal price (RMB1) when the lease term expires. The substance of the transaction was to obtain financing secured by the relevant assets within the leasing period. As at 31 December 2020, the equipment mentioned above had total carrying amounts of RMB1,036 million and RMB2,364 million (31 December 2019: RMB1,955 million and RMB2,958 million) respectively, which were recognized in property, plant and equipment while the long-term borrowings were RMB722 million and RMB2,600 million (31 December 2019: RMB902 million and RMB2,684 million) from Tiancheng Financial Leasing and other financial leasing companies, respectively.

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

23	Long-term loans (continued)
(b)	Bank loans and other loans (continued)

As at 31 December 2019, long-term loans of approximately RMB15 million were guaranteed by HIPDC. As at 31 December 2020, the aforementioned loans were fully repaid.

As at 31 December 2020, long-term loans of approximately RMB81 million (31 December 2019: RMB110 million) were guaranteed by Huaneng Group.

As at 31 December 2020, the Company provided guarantees for long-term loans of approximately RMB7,053 million (31 December 2019: RMB12,418 million) of the Company’s overseas subsidiaries.

As at 31 December 2020, long-term loans of approximately RMB1,731 million (31 December 2019: RMB1,972 million) were guaranteed by other subsidiaries of the Company and Yangguang Jiedi Investment Co., Ltd, of which the loans guaranteed by Yangguang Jiedi Investment Co., Ltd were RMB67 million (31 December 2019: RMB75 million).

As at 31 December 2020, long-term loans of approximately RMB50 million (31 December 2019: RMB100 million) were guaranteed by Shandong Lineng Group Co., Ltd.

As at 31 December 2020, long-term loans of approximately RMB143 million (31 December 2019: RMB152 million) were guaranteed by Enshi Finance Bureau of Hubei Province.

As at 31 December 2020, long-term loans of approximately RMB7,581 million (31 December 2019: RMB8,435 million) were guaranteed by Huaneng Group, China Export & Credit Insurance Corporation and Shandong Ruyi Technology Group at the liability ratios of 17.5%, 65.0% and 17.5% respectively.

As at 31 December 2020, long-term loans of approximately RMB1,044 million (31 December 2019: Nil) were guaranteed by Shandong Power and Shandong Ruyi Technology Group at the liability ratios of 50% and 50% respectively.

The maturity of long-term loans is as follows:

	Loans from
	Huaneng Group		Bank loans
	and its subsidiaries		and other loans
	As at 31 December		As at 31 December
	2020	2019	2020	2019

1 year or less	619,570	809,749	19,188,743	17,848,365
More than 1 year but no more than 2 years	826,059	1,320,611	13,718,115	28,426,578
More than 2 years but no more than 5 years	2,799,377	1,583,453	45,708,377	48,138,639
More than 5 years	2,786,658	1,689,761	46,238,809	34,205,556

	7,031,664	5,403,574	124,854,044	128,619,138
Less: amount due within 1 year included under current liabilities	619,570	809,749	19,188,743	17,848,365

Total	6,412,094	4,593,825	105,665,301	110,770,773

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

24	Long-term bonds

Outstanding corporate bonds, medium-term notes and debt financing instrument of the Group as at 31 December 2020 are summarized as follows:

							Balance as at					Foreign	Foreign		Balance as at
				Initial			31 December	Issued				Exchange	Currency Transition	Interest	31 December
	Face Value	Issuance		Distribution		Issue Price	2019	Amount	Amortization	Interest	Repayment	Gain	Differences	Payable	2020
Type of Instruments	RMB’000	Date	Initial Period	Rate	Effective Rate	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

2016 corporate bonds (5 years)	3,000,000	June 2016	5 years	3.48%	3.48%	3,000,000	3,000,072	—	62	104,400	—	—	—	57,778	3,057,912
2016 corporate bonds (10 years)	1,200,000	June 2016	10 years	3.98%	3.98%	1,200,000	1,199,985	—	12	47,760	—	—	—	26,432	1,226,429
2017 medium-term notes (5 years)	5,000,000	July 2017	5 years	4.69%	4.90%	5,000,000	5,001,878	—	965	234,500	—	—	—	111,146	5,113,989
2017 debt financing instrument (3 years)	500,000	July 2017	3 years	4.75%	4.81%	500,000	499,846	—	154	23,750	(500,000)	—	—	—	—
2017 corporate bonds (3 years)	2,300,000	November 2017	3 years	4.99%	4.99%	2,300,000	2,299,962	—	38	114,770	(2,300,000)	—	—	—	—
2018 corporate bonds (3 years)	1,500,000	April 2018	3 years	4.90%	4.90%	1,500,000	1,500,040	—	30	73,500	—	—	—	54,773	1,554,843
2018 medium-term notes (3 years)	3,000,000	May 2018	3 years	4.80%	4.91%	3,000,000	2,996,069	—	2,953	144,000	—	—	—	96,263	3,095,285
2018 medium-term notes (3 years)	2,000,000	July 2018	3 years	4.41%	4.56%	2,000,000	2,001,342	—	9	88,200	—	—	—	42,046	2,043,397
2018 debt financing instrument (3 years)	2,500,000	July 2018	3 years	4.68%	4.81%	2,500,000	2,495,547	—	2,929	117,000	—	—	—	50,967	2,549,443
2018 corporate bonds (10 years)	5,000,000	September 2018	10 years	5.05%	5.05%	5,000,000	4,999,993	—	30	252,500	—	—	—	78,171	5,078,194
2019 corporate bonds (10 years)	2,300,000	April 2019	10 years	4.70%	4.70%	2,300,000	2,299,990	—	14	108,100	—	—	—	74,930	2,374,934
2019 corporate bonds (3 years)	1,000,000	July 2019	3 years	3.55%	3.55%	1,000,000	1,000,007	—	17	35,500	—	—	—	17,118	1,017,142
2019 medium-term notes (3 years)	500,000	July 2019	3 years	3.55%	3.65%	500,000	498,759	—	488	17,750	—	—	—	8,073	507,320
2019 medium-term notes (5 years)	1,500,000	July 2019	5 years	3.85%	3.96%	1,500,000	1,493,433	—	1,445	57,750	—	—	—	26,264	1,521,142
2020 corporate bonds (5 years)	2,108,865	February 2020	5 years	2.25%	2.32%	2,108,865	—	2,108,865	(9,456)	40,838	—	(23,160)	(129,468)	16,383	1,963,164
2020 corporate bonds (10 years)	2,108,865	February 2020	10 years	2.63%	2.72%	2,108,865	—	2,108,865	(17,629)	47,644	—	(23,160)	(129,468)	19,114	1,957,722

Total						35,517,730	31,286,923	4,217,730	(17,939)	1,507,962	(2,800,000)	(46,320)	(258,936)	679,458	33,060,916

Outstanding corporate bonds, medium-term notes and debt financing instrument of the Group as at 31 December 2019 are summarized as follows:

							Balance as at					Balance as at
				Initial			31 December	Issued				31 December
	Face Value	Issuance		Distribution		Issue Price	2018	Amount	Interest	Amortization	Repayment	2019
Type of Instruments	RMB’000	Date	Initial Period	Rate	Effective Rate	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

2014 medium-term notes (5 years)	4,000,000	July 2014	5 years	5.30%	5.37%	4,000,000	3,993,479	—	112,679	6,521	(4,000,000)	—
2016 corporate bonds (5 years)	3,000,000	June 2016	5 years	3.48%	3.48%	3,000,000	3,000,010	—	104,400	62	—	3,000,072
2016 corporate bonds (10 years)	1,200,000	June 2016	10 years	3.98%	3.98%	1,200,000	1,199,973	—	47,760	12	—	1,199,985
2017 medium-term notes (5 years)	5,000,000	July 2017	5 years	4.69%	4.90%	5,000,000	5,000,939	—	234,500	939	—	5,001,878
2017 debt financing instrument (3 years)	500,000	July 2017	3 years	4.75%	4.81%	500,000	499,563	—	23,750	283	—	499,846
2017 corporate bonds (3 years)	2,300,000	November 2017	3 years	4.99%	4.99%	2,300,000	2,299,916	—	114,770	46	—	2,299,962
2018 corporate bonds (3 years)	1,500,000	April 2018	3 years	4.90%	4.90%	1,500,000	1,500,010	—	73,500	30	—	1,500,040
2018 medium-term notes (3 years)	3,000,000	May 2018	3 years	4.80%	4.91%	3,000,000	2,993,135	—	144,000	2,934	—	2,996,069
2018 medium-term notes (3 years)	2,000,000	July 2018	3 years	4.41%	4.56%	2,000,000	1,998,518	—	88,200	2,824	—	2,001,342
2018 debt financing instrument (3 years)	2,500,000	July 2018	3 years	4.68%	4.81%	2,500,000	2,492,636	—	117,000	2,911	—	2,495,547
2018 corporate bonds (10 years)	5,000,000	September 2018	10 years	5.05%	5.05%	5,000,000	4,999,963	—	252,500	30	—	4,999,993
2019 corporate bonds (10 years)	2,300,000	April 2019	10 years	4.70%	4.70%	2,300,000	—	2,300,000	74,725	(10)	—	2,299,990
2019 corporate bonds (3 years)	1,000,000	July 2019	3 years	3.55%	3.55%	1,000,000	—	1,000,000	17,071	7	—	1,000,007
2019 medium-term notes (3 years)	500,000	July 2019	3 years	3.55%	3.65%	500,000	—	500,000	8,051	(1,241)	—	498,759
2019 medium-term notes (5 years)	1,500,000	July 2019	5 years	3.85%	3.96%	1,500,000	—	1,500,000	26,193	(6,567)	—	1,493,433

Total						35,300,000	29,978,142	5,300,000	1,439,099	8,781	(4,000,000)	31,286,923

As at 31 December 2020, the Company provided guarantees for long-term bonds of approximately RMB3,921million (31 December 2019: nil) of the Company’s overseas subsidiary.

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

25	Other non-current liabilities

	As at 31 December
	2020	2019

Government grants
-Environmental subsidies (a)	1,102,074	1,155,147
-Other government grants	324,325	306,077
Contract liabilities	2,623,764	2,443,254
Other deferred income	41,324	52,760
Others	758,058	888,809

Subtotal	4,849,545	4,846,047

Current portion of other non-current liabilities	(65,277)	(65,277)

Subtotal	(65,277)	(65,277)

Total	4,784,268	4,780,770
(a)	This primarily represented subsidies for the construction of desulphurization equipment and other environmental protection projects.

26	Accounts payable and other liabilities

Accounts payable and other liabilities comprised:

	As at 31 December
	2020	2019

Accounts and notes payable	15,777,784	15,850,958
Payables to contractors for construction	18,734,201	12,695,720
Retention payables to contractors	1,530,764	1,537,024
Consideration payables for business acquisition (Note 39)	22,842	—
Others	6,689,770	7,186,379

Total	42,755,361	37,270,081

Please refer to Note 35(a)(iv) for details of accounts payable and other liabilities due to the related parties.

As at 31 December 2020, there were notes payable amounting to RMB245 million (31 December 2019：RMB89 million) secured by notes receivable.

As at 31 December 2020 and 31 December 2019, the accounts and notes payables and other liabilities are non-interest-bearing.

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

26	Accounts payable and other liabilities (continued)

The carrying amounts of accounts payable and other liabilities are denominated in the following currencies:

	As at 31 December
	2020	2019

RMB	40,610,454	34,996,912
S$ (RMB equivalent)	948,817	1,024,453
US$ (RMB equivalent)	799,989	940,749
JPY (RMB equivalent)	12,293	12,564
EUR (RMB equivalent)	224	1,194
PKR (RMB equivalent)	383,584	294,209

Total	42,755,361	37,270,081

The ageing analysis of accounts and notes payable was as follows:

	As at 31 December
	2020	2019

Within 1 year	15,514,112	15,435,470
Between 1 to 2 years	166,088	311,880
Over 2 years	97,584	103,608

Total	15,777,784	15,850,958

27	Taxes payable

Taxes payable comprise:

	As at 31 December
	2020	2019

VAT payable	1,159,562	908,491
Income tax payable	288,106	748,957
Others	597,201	444,169

Total	2,044,869	2,101,617

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

28	Short-term bonds

Outstanding short-term bonds as at 31 December 2020 are summarised as follows:

	Face Value	Issuance	Maturity	Issue Price	Coupon	Balance as at 31	Issued	Interest			Balance as at 31
		Date			Rate	December 2019	Amount		Amortization	Repayment	December 2020
	RMB’000			RMB’000		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Super short-term bond (2019 9th)	5,000,000	October 2019	180 days	5,000,000	2.09%	5,018,170	—	33,977	(754)	(5,051,393)	—
Super short-term bond (2019 10th)	2,000,000	November 2019	90 days	2,000,000	2.00%	2,006,098	—	3,934	(196)	(2,009,836)	—
Super short-term bond (2019 11th)	2,000,000	December 2019	60 days	2,000,000	1.80%	2,001,267	—	4,722	(87)	(2,005,902)	—
Super short-term bond (2020 1st)	2,000,000	February 2020	90 days	2,000,000	1.70%	—	2,000,000	8,361	—	(2,008,361)	—
Super short-term bond (2020 2nd)	2,000,000	February 2020	60 days	2,000,000	1.50%	—	2,000,000	4,918	—	(2,004,918)	—
Super short-term bond (2020 3rd)	2,000,000	April 2020	60 days	2,000,000	1.20%	—	2,000,000	3,945	—	(2,003,945)	—
Super short-term bond (2020 4th)	2,000,000	May 2020	90 days	2,000,000	1.20%	—	2,000,000	5,918	—	(2,005,918)	—
Super short-term bond (2020 5th)	2,000,000	October 2020	30 days	2,000,000	1.30%	—	2,000,000	2,137	—	(2,002,137)	—
Super short-term bond (2020 6th)	2,000,000	November 2020	30 days	2,000,000	1.30%	—	2,000,000	2,137	—	(2,002,137)	—
Super short-term bond (2020 7th)	3,000,000	November 2020	30 days	3,000,000	1.40%	—	3,000,000	3,452	—	(3,003,452)	—
Super short-term bond (2020 8th)	2,000,000	December 2020	30 days	2,000,000	1.50%	—	2,000,000	1,891	60	—	2,001,951
Super short-term bond (2020 9th)	3,000,000	December 2020	30 days	3,000,000	1.40%	—	3,000,000	1,036	(110)	—	3,000,926

Total				29,000,000		9,025,535	20,000,000	76,428	(1,087)	(24,097,999)	5,002,877

Outstanding short-term bonds as at 31 December 2019 are summarised as follows:

		Issuance			Coupon	Balance as at 31	Issued				Balance as at 31
	Face Value	Date	Maturity	Issue Price	Rate	December 2018	Amount	Interest	Amortization	Repayment	31 December 2019
	RMB’000			RMB’000		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Super short-term bond (2018 11th)	2,500,000	October 2018	180 days	2,500,000	3.20%	2,515,816	—	23,233	403	(2,539,452)	—
Super short-term bond (2018 12th)	2,000,000	November 2018	90 days	2,000,000	2.78%	2,006,575	—	6,703	432	(2,013,710)	—
Super short-term bond (2018 13th)	2,000,000	November 2018	180 days	2,000,000	3.10%	2,006,841	—	23,781	(47)	(2,030,575)	—
Super short-term bond (2018 14th)	2,000,000	November 2018	180 days	2,000,000	3.05%	2,005,323	—	23,564	1,195	(2,030,082)	—
Super short-term bond (2018 15th)	2,000,000	November 2018	90 days	2,000,000	2.78%	2,004,557	—	8,531	622	(2,013,710)	—
Super short-term bond (2018 16th)	1,000,000	December 2018	270 days	1,000,000	3.30%	1,002,342	—	22,060	9	(1,024,411)	—
Super short-term bond (2019 1st)	2,000,000	March 2019	90 days	2,000,000	2.40%	—	2,000,000	11,803	—	(2,011,803)	—
Super short-term bond (2019 2nd)	5,000,000	May 2019	180 days	5,000,000	2.30%	—	5,000,000	56,557	—	(5,056,557)	—
Super short-term bond (2019 3rd)	2,000,000	May 2019	90 days	2,000,000	2.30%	—	2,000,000	11,311	—	(2,011,311)	—
Super short-term bond (2019 4th)	2,000,000	June 2019	90 days	2,000,000	2.40%	—	2,000,000	11,803	—	(2,011,803)	—
Super short-term bond (2019 5th)	2,000,000	June 2019	90 days	2,000,000	2.40%	—	2,000,000	11,803	—	(2,011,803)	—
Super short-term bond (2019 6th)	2,000,000	August 2019	90 days	2,000,000	2.20%	—	2,000,000	10,820	—	(2,010,820)	—
Super short-term bond (2019 7th)	4,000,000	September 2019	60 days	4,000,000	2.20%	—	4,000,000	14,426	—	(4,014,426)	—
Super short-term bond (2019 8th)	2,000,000	September 2019	90 days	2,000,000	2.15%	—	2,000,000	10,574	—	(2,010,574)	—
Super short-term bond (2019 9th)	5,000,000	October 2019	180 days	5,000,000	2.09%	—	5,000,000	17,416	754	—	5,018,170
Super short-term bond (2019 10th)	2,000,000	November 2019	90 days	2,000,000	2.00%	—	2,000,000	5,902	196	—	2,006,098
Super short-term bond (2019 11th)	2,000,000	December 2019	60 days	2,000,000	1.80%	—	2,000,000	1,180	87	—	2,001,267

Total				41,500,000		11,541,454	30,000,000	271,467	3,651	(32,791,037)	9,025,535

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

29	Short-term loans

Short-term loans are as follows:

	As at 31 December 2020			As at 31 December 2019
	Original	RMB	Annual	Original	RMB	Annual
	currency	equivalent	interest rate	currency	equivalent	interest rate
	'000			'000
Secured
RMB
- Fixed rate	1,614,700	1,614,700	2.85%-4.77%	667,979	667,979	0.00%-4.20%
- Variable rate	49,455	49,455	3.15%-3.96%	—	—	—

Unsecured
RMB
- Fixed rate	13,093,783	13,093,783	2.15%-4.75%	13,935,660	13,935,660	3.15%-4.35%
- Variable rate	51,441,800	51,441,800	2.30%-4.37%	50,948,412	50,948,412	3.60%-4.79%
US$
- Fixed rate	17,076	111,422	4.90%	200,000	1,394,304	3.32%
PKR
- Variable rate	—	—	—	3,857,000	173,013	14.58%

Total		66,311,160			67,119,368

As at 31 December 2020, short-term loans of RMB1,317 million (31 December 2019: RMB659 million) represented the notes receivable that were discounted with recourse. As these notes receivable had not yet matured, the proceeds received were recorded as short-term loans.

As at 31 December 2020, short-term loans of RMB347 million were secured by certain equipment with a net book value amounting to approximately RMB347 million.

As at 31 December 2019, short-term loans borrowed from China Minsheng Banking Corp., Ltd. (“China Minsheng Bank”) amounting to RMB9 million were secured by a deposit of RMB1.49 million. As at 31 December 2020, the aforementioned loans were fully repaid.

As at 31 December 2019, short-term loans of RMB1,567 million represented the guaranteed loan borrowed by Ruyi Pakistan Energy, of which US$0.2 billion (equivalent to RMB1,394 million) was guaranteed by Shandong Power and Ruyi Technology Group (the other shareholder of Ruyi Pakistan Energy) on the proportion of the shareholding basis and PKR3.86 billion (equivalent to RMB173 million) was guaranteed by Shandong Luyi Power International Limited Company (“Luyi Power”), a joint venture of Shandong Power. As at 31 December 2020, the aforementioned loans were fully repaid.

As at 31 December 2020, short-term loans borrowed from Huaneng Finance amounted to RMB10,059 million (31 December 2019: RMB8,583 million) with annual interest rates ranging from 3.62% to 4.75% (31 December 2019: from 3.91% to 4.35%). Short-term loans borrowed from Tiancheng Financial Leasing amounted to RMB347 million (31 December 2019: RMB166 million ) with annual interest rates ranging from 4.15% to 4.77% (31 December 2019: 4.35%). Short-term loans borrowed from Hong Kong Asset Management amounted to RMB111 million (31 December 2019: Nil) with an annual interest rate of 4.90%.

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

30	Deferred income tax assets and liabilities

The deferred income tax assets and liabilities are as follows:

	As at 31 December
	2020	2019

Deferred income tax assets before offsetting	3,607,935	3,844,143
Offset amount	(908,540)	(1,683,956)

Deferred income tax assets after offsetting	2,699,395	2,160,187

Deferred income tax liabilities before offsetting	(3,911,067)	(4,821,747)
Offset amount	908,540	1,683,956

Deferred income tax liabilities after offsetting	(3,002,527)	(3,137,791)

	(303,132)	(977,604)

The gross movement on the deferred income tax accounts is as follows:

	2020	2019

Beginning of the year	(977,604)	(1,583,574)
Business combination	(16,000)	—
Disposal of other equity instrument investments	—	167,182
Credited to profit or loss (Note 32)	658,128	470,330
Credited/(charged) to other comprehensive income	1,751	(9,550)
Currency translation differences	30,593	(21,992)

End of the year	(303,132)	(977,604)

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

30	Deferred income tax assets and liabilities (continued)

The movements in deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdictions, are as follows:

Deferred income tax assets:

							VAT refunds
							on purchases of
		Fair	Amortization	Provision for			domestically
	Hedging	value	of land use	impairment		Accrued	manufactured	Unused	Lease
	reserve	losses	rights	loss	Depreciation	expenses	equipment	tax losses	liabilities	Others	Total

As at 1 January 2019	84,114	—	12,929	638,589	926,557	56,017	154,143	774,677	—	1,256,305	3,903,331

(Charged)/credited to profit or loss	—	—	(493)	179,661	(86,022)	19,970	(25,433)	(224,918)	965	18,298	(117,972)
(Charged)/credited to other comprehensive income	(24,966)	80,359	—	—	—	—	—	—	—	—	55,393
Currency translation differences	2,228	—	—	690	—	—	—	—	—	473	3,391

As at 31 December 2019	61,376	80,359	12,436	818,940	840,535	75,987	128,710	549,759	965	1,275,076	3,844,143

(Charged)/credited to profit or loss	—	—	(493)	(84,470)	107,634	(2,439)	(25,424)	(146,025)	1,845	(81,907)	(231,279)
(Charged)/credited to other comprehensive income	(42,245)	43,564	—	—	—	—	—	—	—	—	1,319
Currency translation differences	(2,121)	—	—	(423)	—	—	—	—	—	(3,704)	(6,248)

As at 31 December 2020	17,010	123,923	11,943	734,047	948,169	73,548	103,286	403,734	2,810	1,189,465	3,607,935

Deferred income tax liabilities:

		Amortization		Power		Territorial
	Fair value	of land use		generation	Mining	water	Right-of-
	gains	rights	Depreciation	license	rights	use right	use assets	Others	Total

As at 1 January 2019	(108,970)	(982,445)	(3,407,818)	(682,543)	(129,383)	(2,409)	—	(173,337)	(5,486,905)

Disposal of other equity instrument investments	167,182	—	—	—	—	—	—	—	167,182
Credited/(charged) to profit or loss	—	36,507	412,408	—	—	—	(120)	139,507	588,302
Charged to other comprehensive income	(64,943)	—	—	—	—	—	—	—	(64,943)
Currency translation differences	—	(738)	(1,781)	(22,864)	—	—	—	—	(25,383)

As at 31 December 2019	(6,731)	(946,676)	(2,997,191)	(705,407)	(129,383)	(2,409)	(120)	(33,830)	(4,821,747)

Business combination	—	—	(16,000)	—	—	—	—	—	(16,000)
Credited to profit or loss	—	40,728	833,864	—	—	—	(4,659)	19,474	889,407
Charged to other comprehensive income	432	—	—	—	—	—	—	—	432
Currency translation differences	—	(702)	4,483	33,060	—	—	—	—	36,841

As at 31 December 2020	(6,299)	(906,650)	(2,174,844)	(672,347)	(129,383)	(2,409)	(4,779)	(14,356)	(3,911,067)

As at 31 December 2020 and 2019, taxable temporary differences relating to interest in equity method investees amounted to RMB5.04 billion and RMB4.04 billion, respectively. No deferred tax liabilities were recognized as at 31 December 2020 and 2019 as dividends from investments in associates and joint ventures are exempted from the PRC income tax and the Company has no plan to dispose of any of these investees in the foreseeable future.

As at 31 December 2020 and 2019, taxable temporary differences relating to the interest of foreign subsidiaries amounted to RMB2.12 billion and RMB2.22 billion, respectively. No deferred tax liabilities were recognized in respect of the tax that would be payable on the distribution of these interests as at 31 December 2020 and 2019 as the Company controls the dividend policy of the subsidiaries, and it has been determined that it is probable that the interests will not be distributed in the foreseeable future, and the Company has no plan to dispose of any of these investees in the foreseeable future.

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

30	Deferred income tax assets and liabilities (continued)

In accordance with the accounting policy set out in Note 2(w), the Group did not recognize deferred income tax assets in respect of certain deductible temporary differences and accumulated tax losses that can be carried forward against future taxable income as follows:

	As at 31 December
	2020	2019

Deductible temporary differences	14,885,723	9,832,527
Unused tax losses	10,917,409	10,504,590

Total	25,803,132	20,337,117

The expiry dates of the tax losses of the Group for which no deferred income tax assets were recognized are summarized as follows:

	As at 31 December
	2020	2019

Year of expiry
2020	—	1,452,554
2021	1,400,289	1,420,522
2022	2,124,756	2,208,635
2023	2,421,087	2,472,090
2024	2,966,842	2,950,789
2025	2,004,435	—

Total	10,917,409	10,504,590

31	Additional financial information to the consolidated statement of financial position

As at 31 December 2020, the net current liabilities of the Group amounted to approximately RMB87,910 million (2019: RMB80,839 million). On the same date, total assets less current liabilities were approximately RMB295,857 million (2019: RMB286,630 million).

32	Income tax expense

	For the year ended 31 December
	2020	2019	2018

Current income tax expense	2,821,301	2,481,585	1,418,993
Deferred income tax (Note 30)	(658,128)	(470,330)	(775,820)

Total	2,163,173	2,011,255	643,173

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

32       Income tax expense (continued)

No Hong Kong profits tax has been provided as there were no estimated assessable profits in Hong Kong for the year (2019 and 2018: Nil).

The Company and its PRC branches and subsidiaries are subject to income tax at 25%, except for certain PRC branches and subsidiaries that are tax exempted or taxed at preferential tax rates, as determined in accordance with the relevant PRC income tax rules and regulations for the years ended 31 December 2020, 2019 and 2018.

The income tax rate applicable to Singapore subsidiaries is 17% (2019: 17%; 2018: 17%). The Company’s overseas subsidiary in Pakistan engaged in the power generation business is entitled to an income tax exemption according to Income Tax Ordinance 2001. Another subsidiary located in Pakistan engaged in the provision of maintenance services. Before 1 July 2019, the subsidiary’s tax liability would be calculated at the highest of  (i) normal tax at the rate of 29% of taxable income; (ii) Alternative Corporate Tax (ACT) at the rate of 17% of accounting profit; and (iii) minimum tax deductible at 8% of the revenue. If the income tax calculated is above normal tax at the rate of 29%, it would be carried forward to subsequent years for settlement against the liabilities of following years. The carry forward time period is 5 years in case of minimum tax and 10 years in case of ACT. However, from 1 July 2019, if the minimum tax liability is above the normal tax calculated, it cannot be carried forward to subsequent years.

The reconciliation of the effective income tax rate from the notional income tax rate is as follows:

	For the year ended 31 December
	2020	2019	2018

PRC statutory enterprise income tax rate	25.00%	25.00%	25.00%
Effect of different tax rates of certain subsidiaries	(13.88)%	(7.33)%	(3.56)%
Utilisation of previously unrecognized tax losses and deductible temporary differences	(5.50)%	(6.00)%	(2.66)%
Unrecognized tax losses for the year	12.99%	27.76%	29.49%
Unrecognized deductible temporary differences	26.17%	34.68%	5.92%
Effect of non-taxable income	(9.34)%	(10.44)%	(28.53)%
Effect of non-deductible expenses	8.70%	3.18%	11.22%
Others	1.17%	(2.38)%	(4.27)%

Effective tax rate	45.31%	64.47%	32.61%

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

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

The basic earnings per share is calculated by dividing the consolidated net profit attributable to the equity holders of the Company excluding cumulative distribution of other equity instruments by the weighted average number of the Company’s outstanding ordinary shares during the year:

	For the year ended 31 December
	2020	2019	2018

Consolidated net profit attributable to equity holders of the Company	2,377,851	766,345	734,435
Less: cumulative distribution of other equity instruments	1,770,469	685,922	342,349

Consolidated net profit attributable to ordinary shareholders of the Company	607,382	80,423	392,086

Weighted average number of the Company’s outstanding ordinary shares (’000) *	15,698,093	15,698,093	15,283,335

Basic and diluted earnings per share (RMB)	0.04	0.01	0.03

*Weighted average number of ordinary shares:

	2020	2019	2018
	’000	’000	’000

Issued ordinary shares at 1 January	15,698,093	15,698,093	15,200,383
Effect of share issue	—	—	82,952

Weighted average number of ordinary shares at 31 December	15,698,093	15,698,093	15,283,335

There was no dilutive effect on earnings per share since the Company had no dilutive potential ordinary shares for the years ended 31 December 2020, 2019 and 2018.

34	Notes to the consolidated statement of cash flows

Bank balances and cash comprise the following:

	As at 31 December
	2020	2019	2018

Total bank balances and cash	13,871,523	13,306,139	15,832,788
Add: Cash and cash equivalents transferred to disposal group	—	—	15,104
Less: Restricted cash	613,631	862,881	430,210

Cash and cash equivalents as at year end	13,257,892	12,443,258	15,417,682

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

34	Notes to the consolidated statement of cash flows (continued)

The bank balances and cash of the Group are denominated in the following currencies:

	As at 31 December
	2020	2019	2018

RMB	12,200,948	10,649,660	14,389,435
S$(RMB equivalent)	776,703	1,243,481	927,395
US$(RMB equivalent)	462,560	716,233	482,666
Others	431,312	696,765	33,292

Total	13,871,523	13,306,139	15,832,788

During the year, the Group had non-cash additions to right-of-use assets and lease liabilities of RMB2,053 million and RMB2,053 million, respectively, in respect of lease arrangements (2019: RMB2,234 million and RMB2,234 million; 2018: not applicable).

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

34	Notes to the consolidated statement of cash flows (continued)

The table below details changes in the Group’s liabilities from financing activities, including both cash and non-cash changes. Liabilities arising from financing activities are liabilities for which cash flows were, or future cash flows will be, classified in the Group’s consolidated statement of cash flows as cash flows from financing activities:

				Cumulative
				distribution of
				other equity	Lease
	Loans	Bonds	Accrued	instruments	liabilities	Dividends
Items	(Notes 23,29)	(Notes 24,28)	interests	(Note 20)	(Note 41)	payable

As at 1 January 2020	201,142,080	40,312,458	1,276,703	77,106	4,712,670	1,191,036

(a) Business combination	878,997	—	—	—	91,595	—

(b) Changes from financing cash flows:
Proceeds from loans	168,677,805	—	—	—	—	—
Repayment of loans	(171,947,870)	—	—	—	—	—
Proceeds from new bonds	—	24,217,730	—	—	—	—
Repayment of bonds	—	(26,800,000)	—	—	—	—
Payment of lease liabilities	—	—	—	—	(1,297,746)	—
Interest paid	(7,976,843)	(896,587)	(1,276,703)	(1,436,117)	—	—
Dividends paid to shareholders of the Company	—	—	—	—	—	(2,119,243)
Dividends paid to non-controlling interests of the subsidiaries	—	—	—	—	—	(1,702,511)
Others	—	(35,283)	—	—	—	—

(c) Exchange adjustments	(847,434)	(305,256)	—	—	(66,099)	—

(d) Other changes:
New leases	—	—	—	—	2,201,755	—
Interest expenses	7,415,824	1,582,524	—	—	202,264	—
Accrued cumulative distribution of other equity instrument investments	—	—	—	1,770,469	—	—
Capitalized borrowing costs	854,309	—	—	—	73,546	—
Dividends relating to 2019	—	—	—	—	—	3,325,572
Early termination of lease	—	—	—	—	(348,242)	—
Other	—	(11,793)	—	—	(87,397)	—

As at 31 December 2020	198,196,868	38,063,793	—	411,458	5,482,346	694,854

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

34Notes to the consolidated statement of cash flows (continued)

						Finance lease
		Loans in			Cumulative	payables/
		disposal			distribution of	Lease
	Loans	group held	Bonds	Accrued	other equity	liabilities	Dividends
Items	(Notes 23,29)	for sale	(Notes 24,28)	interests	instruments	(Note 41)	payable

As at 31 December 2018	211,207,782	297,400	41,519,596	1,152,767	8,846	1,442,174	1,267,833
Effect of adoption of IFRS 16	—	—	—	—	—	774,618	—
As at 1 January 2019 (restated)	211,207,782	297,400	41,519,596	1,152,767	8,846	2,216,792	1,267,833

(a) Asset acquisitions	9,418	—	—	—	—	602,257	—

(b) Changes from financing cash flows:
Proceeds from loans	119,800,321	498,000	—	—	—	—	—
Repayment of loans	(130,703,965)	(213,400)	—	—	—	—	—
Proceeds from new bonds	—	—	35,300,000	—	—	—	—
Repayment of bonds	—	—	(36,500,000)	—	—	—	—
Payment of lease liabilities	—	—	—	—	—	(488,015)	—
Interest paid	—	—	(291,040)	(10,732,737)	(617,662)	—	—
Dividends paid to shareholders of the Company	—	—	—	—	—	—	(1,569,809)
Dividends paid to non-controlling interests of the subsidiaries	—	—	—	—	—	—	(1,436,574)
Others	—	—	(29,075)	—	—	—	—

(c) Exchange adjustments	811,524	—	—	—	—	(23,673)	—

(d) Other changes:
New leases	—	—	—	—	—	2,233,736	—
Interest expenses	—	—	314,280	10,276,865	—	171,573	—
Accrued cumulative distribution of other equity instrument investments	—	—	—	—	685,922	—	—
Capitalized borrowing costs	—	—	—	579,808	—	—	—
Dividends relating to 2018	—	—	—	—	—	—	2,929,586
Disposal group held for sale	—	(582,000)	—	—	—	—	—
Others	17,000	—	(1,303)	—	—	—	—

As at 31 December 2019	201,142,080	—	40,312,458	1,276,703	77,106	4,712,670	1,191,036

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

34Notes to the consolidated statement of cash flows (continued)

				Cumulative
				distribution		Interest rate
			Accrued	of other equity	Finance leases	swap contracts
Items	Loans	Bonds	interest	instrument	payables	(liabilities)

As at 1 January 2018	205,380,764	31,059,223	947,302	—	1,600,106	130,643

(a) Business combination	11,983,707	—	16,798	—	249,161	—

(b) Changes from financing cash flows:
Proceeds from new bank loans	126,001,437	—	—	—	—	—
Repayment of bank loans	(132,293,601)	—	—	—	—	—
Proceeds from new bonds	—	54,000,000	—	—	—	—
Repayment of bonds	—	(43,500,000)	—	—	—	—
Capital element of finance lease rentals paid	—	—	—	—	(549,169)	—
Interest element of finance lease rentals paid	—	—	—	—	(87,857)	—
Interest paid	—	(643,356)	(10,011,011)	(333,504)	—	—
Others	(20,466)	(73,562)	—	—	—	—

(c) Exchange adjustments	415,219	—	2,959	—	(242)	—

(d) Changes in fair value	—	—	—	—	—	18,474

(e) Other changes:
New finance leases	—	—	—	—	34,911	—
Interest expenses	—	686,017	9,701,316	—	99,079	—
Accrued cumulative distribution of other equity instrument investments	—	—	—	342,350	—	—
Capitalized borrowing costs	—	—	495,818	—	—	—
Transfer to a disposal group held for sale	(297,400)	—	(415)	—	—	—
Others	38,122	(8,726)	—	—	96,185	—

As at 31 December 2018	211,207,782	41,519,596	1,152,767	8,846	1,442,174	149,117

The total cash outflow for leases included in the consolidated statement of cash flows is as follows:

	For the year ended 31 December
	2020	2019
Within financing activities*	1,297,746	488,015
Total	1,297,746	488,015

* During the year, the principal portion of lease liabilities paid was RMB1,022 million (2019: RMB316 million).

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

35	Related party balances and transactions

The related parties of the Group that had transactions with the Group are as follows:

Names of related parties	Nature of relationship

Huaneng Group	Ultimate parent company
HIPDC	Parent company
Huaneng (Tianjin) Coal Gasification Power Generation Co., Ltd.	An associate of the Company and also a subsidiary of Huaneng Group
Tiancheng Financial Leasing	An associate of the Company and also a subsidiary of Huaneng Group
Huaneng Supply Chain Platform Technology Co., Ltd. and its subsidiaries	Associates of the Company and also subsidiaries of Huaneng Group
Shanghai Leading Energy Shipping Ltd.	An associate of the Company and also a subsidiary of Huaneng Group
Huaneng Shidao Bay Nuclear Power Development Co., Ltd.	An associate of the Company and also a subsidiary of Huaneng Group
Huaneng Xiapu Nuclear Power Co., Ltd.	An associate of the Company and also a subsidiary of Huaneng Group
Huaneng Group Fuel Company and its subsidiaries	Associates of the Company and also subsidiaries of Huaneng Group
Huaneng Finance	An associate of the Company and also a subsidiary of Huaneng Group
Huaneng Changjiang Environmental Protection Technology Co., Ltd.	An associate of the Company and also a subsidiary of Huaneng Group
Yangquan Coal Industry Group Huaneng Coal Power Investment Co., Ltd.	An associate of the Company
Chongqing Huaneng Lime Company Limited	An associate of the Company
Jilin Zhanyu Wind Power Asset Management Co., Ltd.	An associate of the Company
Suzhou Sugao Renewables Service Co. Ltd.	An associate of the Company
Jiangyin Chengdongnan Thermal Power Co., Ltd.	An associate of the Company
Hainan Nuclear	An associate of the Company
Shandong Electric Power Trading Center	An associate of the Company
Shandong Lu Xin Energy Investment Management Co., Ltd.	An associate of the Company
Huaneng Yingkou Port Limited Liability Company	A joint venture of the Company
Huaneng Anyang Thermal Power Co., Ltd.	A joint venture of the Company
Luyi Power	A joint venture of the Company
Shanghai Time Shipping	A joint venture of the Company
Jiangsu Nantong Power	A joint venture of the Company
Jining Huayuan Thermal Power Co., Ltd.	A joint venture of the Company
Huaneng (Zhangzhou, Fujian) Energy Co., Ltd.	A joint venture of the Company
Yantai Gangneng Bulk Cargo Terminal Co., Ltd.	A joint venture of the Company
North United Power Corporation and its subsidiaries	Subsidiaries of Huaneng Group
Beijing Changping Huaneng Training Center	A subsidiary of Huaneng Group
Huaneng Hulunbuir Energy Development Company Ltd. and its subsidiaries	Subsidiaries of Huaneng Group
Huaneng Tendering Co., Ltd.	A subsidiary of Huaneng Group
Huaneng Ningxia Energy Company Ltd.	A subsidiary of Huaneng Group
Huaneng Renewables Corporation Limited and its subsidiaries	Subsidiaries of Huaneng Group
Huaneng Songyuan Power Co., Ltd.	A subsidiary of Huaneng Group
Huaneng Nuclear Power Development Company Ltd.	A subsidiary of Huaneng Group
Huaneng Lancangjiang Hydropower Co., Inc. and its subsidiaries	Subsidiaries of Huaneng Group
Huaneng Coal Business Sector Co., Ltd. and its subsidiaries	Subsidiaries of Huaneng Group
Huaneng Gansu Energy Development Company Ltd. and its subsidiaries	Subsidiaries of Huaneng Group
Huaneng Baishan Coal Gangue Power Generation Co., Ltd.	A subsidiary of Huaneng Group
Huaneng Carbon Assets Management Company Limited	A subsidiary of Huaneng Group
Huaneng Qinghai Power Generation Co., Ltd. and its subsidiaries	Subsidiaries of Huaneng Group
Huaneng Property Co., Ltd. and its subsidiaries	Subsidiaries of Huaneng Group

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

35Related party balances and transactions (continued)

The related parties of the Group that had transactions with the Group are as follows: (continued)

Names of related parties	Nature of relationship

Huaneng Energy & Communications Holdings Co., Ltd. and its subsidiaries	Subsidiaries of Huaneng Group
Huaneng Tibet Yarlung Zangbo River Hydropower Development & Investment Company Ltd.and its subsidiaries	Subsidiaries of Huaneng Group
Huaneng Xinjiang Energy Development Company Ltd. and its subsidiaries	Subsidiaries of Huaneng Group
Huaneng Capital Services and its subsidiaries	Subsidiaries of Huaneng Group
Huaneng Shaanxi Power Generation Limited and its subsidiaries	Subsidiaries of Huaneng Group
Huaneng Group Technology Innovation Center	A subsidiary of Huaneng Group
Alltrust Insurance Co., Ltd.	A subsidiary of Huaneng Group
Xi’an Thermal and its subsidiaries	Subsidiaries of Huaneng Group
Great Wall Securities Co., Ltd. (Great Wall Securities)	A subsidiary of Huaneng Group
Huaneng Group Clean Energy Technology Research Institute Co., Ltd.	A subsidiary of Huaneng Group
China Hua Neng Group Hong Kong Limited	A subsidiary of Huaneng Group
Huaneng Hainan Industry Co., Ltd.	A subsidiary of Huaneng Group
Huaneng Integrated Industries Management Co., Ltd.	A subsidiary of Huaneng Group
Huangtai #8 Power Plant	An investee with significant influence
Other government-related enterprises**	Related parties of the Company
*	Transactions with subsidiaries of Huaneng Group which also are associates of the Group are presented as transactions with subsidiaries of Huaneng Group for Note 35(a) and 35(b).
**

Huaneng Group is a state-owned enterprise. In accordance with the revised IAS 24 Related Party Disclosures, government-related enterprises, other than entities under Huaneng Group, which the PRC government has control, joint control or significant influence over, are also considered as related parties of the Group (“other government-related enterprises”).

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

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

35Related party balances and transactions (continued)

(a)	Related party balances
(i)	Cash deposits in related parties

	As at 31 December
	2020	2019
Deposits in Huaneng Finance - Savings deposits	8,067,854	9,529,586

For the year ended 31 December 2020, the annual interest rates for these savings deposits ranged from 0.35% to 1.49% (2019: from 0.35% to 1.35%).

(ii)	As described in Notes 23 and 29, certain loans of the Group were borrowed from Huaneng Group, Huaneng Finance, Tiancheng Financial Leasing and Hong Kong Asset Management.

(iii)	Except for those disclosed in Notes 23 and 29, the majority of the balances with Huaneng Group, HIPDC, subsidiaries of Huaneng Group, associates, joint ventures and other related parties are unsecured and repayable within one year. As at and for the years ended 31 December 2020 and 2019, no provision was made on receivable balances from these parties.

Accounts receivable, other receivables and assets, property, plant and equipment and other non-current assets comprise the following balances due from related parties:

	As at 31 December
	2020	2019
Due from Huaneng Group	36,683	464,087
Due from joint ventures	390,324	106,251
Due from subsidiaries of
Huaneng Group	156,422	125,288
Due from Huangtai #8
Power Plant	775,109	792,136

Total	1,358,538	1,487,762

(iv)	Accounts payable and other liabilities, lease liabilities and other non-current liabilities comprise the following balances due to related parties:

	As at 31 December
	2020	2019
Due to Huaneng Group	382,571	285,725
Due to HIPDC	13,788	13,430
Due to joint ventures	150,357	120,153
Due to subsidiaries of Huaneng Group	9,730,905	5,762,265

Total	10,277,621	6,181,573

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

35	Related party balances and transactions (continued)
(a)	Related party balances (continued)
(v)	As at 31 December 2020, included in long-term loans (including current portion) and short-term loans are loans payable to other government-related enterprises amounting to RMB196.9billion (2019: RMB186.8 billion).

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

(b)	Related party transactions
(i)	Procurement of goods and receiving services

	For the year ended 31 December
	2020	2019	2018

Huaneng Group
Other purchases	415	570	506

HIPDC
Technical services and engineering contracting services	—	—	7

Subsidiaries of Huaneng Group
Purchase of coal and transportation services	35,412,425	32,623,831	23,873,672
Technical services and engineering contracting services	1,445,088	1,776,442	1,121,516
Purchase of equipment	378,382	52,802	176,506
Purchase of heat	45,520	61,080	69,527
Other purchases	51,240	46,627	260

Joint ventures of the Group
Purchase of coal and transportation services	522,570	835,462	1,798,673
Entrusting other parties for power generation	23,611	—	10,127

Associates of the Group
Technical services and engineering contracting services	—	—	3,812
Purchase of equipment	27,241	38,387	—
Purchase of coal and transportation services	204,419	181,479	—
Other purchases	—	529	36,826

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

35Related party balances and transactions (continued)

(b)	Related party transactions (continued)
(ii)	Sales of goods and providing services

	For the year ended 31 December
	2020	2019	2018

Huaneng Group
Services provided	77,462	31,756	15,472

HIPDC
Services provided	370	124	1,067
Other sales	—	—	2,534

Subsidiaries of Huaneng Group
Sales of power generation quota	—	—	3,065
Sales of goods	—	—	637,059
Service provided	134,111	68,052	45,677
Other sales	48,574	2,922	11,399

Joint ventures of the Group
Service provided	82,229	52,602	392,744
Other sales	8,404	25,102	45,997

Huangtai #8 Power Plant
Service provided	—	—	2,830

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

35Related party balances and transactions (continued)

(b)	Related party transactions (continued)
(iii)	Other related party transactions

	For the year ended 31 December
	2020	2019	2018

(1) Rental charge paid
HIPDC	104,696	104,929	107,712
Subsidiaries of Huaneng Group	218,463	93,203	154,192
A joint venture of the Group	—	—	589
Huaneng Group	57	—	—

(2) Rental income received
A joint venture of the Group	8,659	7,448	7,448
Subsidiaries of Huaneng Group	1,978	2,400	3,609
Huangtai #8 Power Plant	19,689	21,253	22,497

(3) Net loans received from/(repaid to)
Subsidiaries of Huaneng Group	2,789,776	(11,369)	(113,430)
A joint venture of the Group	—	150,000	—

(4) Interest expense on loans
Huaneng Group	30,306	30,224	32,037
A joint venture of the Group	6,591	4,374	—
Subsidiaries of Huaneng Group	552,565	515,532	524,716

(5) Interest income on loans
Joint ventures of the Group	4,339	3,747	3,540
An associate of the Group	—	—	6,639

(6) Provide entrusted loans*
A joint venture of the Group	224,000	—	—

(7) Capital injection from a subsidiary of Huaneng Group
A subsidiary of Huaneng Group	278,073	227,569	379,906

(8) Capital injection to
Subsidiaries of Huaneng Group	94,500	94,770	320,680
Associates of the Group	185,261	43,427	142,579
Joint ventures of the Group	317,116	175,000	—

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

35	Related party balances and transactions (continued)
(b)	Related party transactions (continued)
(iii)	Other related party transactions (continued)

	For the year ended 31 December
	2020	2019	2018

(9) Entrusted management fee
Huaneng Group	14,370	12,340	15,000

(10) Trusteeship management income
Huaneng Group	4,822	4,821	5,110
Huangtai #8 Power Plant	3,240	—	—

(11) Net proceeds received from an investee with significant influence
Huangtai #8 Power Plant	9,822	41,328	60,246

(12) Profit compensation received
Huaneng Group	457,727	550,832	615,013

(13) Acquisition consideration (Note 39)
Subsidiaries of Huaneng Group	237,228	—	1,172,508

(14) Disposal consideration
Subsidiaries of Huaneng Group	—	1,050	—

(15) Pre-construction cost paid by
A subsidiary of Huaneng Group	—	—	90

(16) Finance lease payments received from
A subsidiary of Huaneng Group	—	—	57,676

(17) Collateral received under a loan agreement
An associate of the Group	—	—	96,902

* The entrusted loans were fully repaid in February 2021.

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

35	Related party balances and transactions (continued)
(b)	Related party transactions (continued)
(iii)	Other related party transactions (continued)

Transactions with government-related enterprises

For the years ended 31 December 2020 and 2019, apart from overseas segment, the Group sold substantially all its products to local government-related power grid companies. Please refer to Note 5 for details of sales information to major power grid companies.

For the years ended 31 December 2020 and 2019, other collectively-significant transactions with government-related enterprises also included a large portion of domestic fuel purchases, property, plant and equipment construction and related labour employed.

(c)	Guarantees

	As at 31 December
	2020	2019

(i) Long-term loans guaranteed by
- Huaneng Group	1,407,338	2,335,611
- HIPDC	—	2,014,800
(ii) Short-term loans guaranteed by
- Huaneng Group	—	687,470

(d)	Pre-tax benefits and social insurance of key management personnel

	For the year ended 31 December
	2020	2019	2018

Salaries	9,373	6,881	6,754
Pension	1,329	1,262	1,292

Total	10,702	8,143	8,046

(e)	Related party commitments

Related party commitments which were contracted but not recognized in the consolidated statement of financial position as at the end of the reporting period are as follows:

(i)	Capital commitments

	As at 31 December
	2020	2019
Subsidiaries of Huaneng Group	1,947,988	714,129

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

35	Related party balances and transactions (continued)
(e)	Related party commitments (continued)
(ii)	Investment commitment (Note 38)

	As at 31 December
	2020	2019
A joint venture of the Group	—	31,116

(iii)	Fuel purchase and transportation commitments

	As at 31 December
	2020	2019
Subsidiaries of Huaneng Group	1,519,364	2,174,241
A joint venture of the Group	131,810	143,614

(f)	Applicability of the Listing Rules relating to connected transactions

The related party transactions with HIPDC, Huaneng Group and its subsidiaries in respect of the purchase of coal and transportation services, equipment, technical services and engineering contracting services, leasing rental and interest expenses incurred by the Group as disclosed in Note 35(b) constitute connected transactions or continuing connected transactions as defined in Chapter 14A of the Listing Rules. The disclosures required by Chapter 14A of the Listing Rules are provided in the section “Connected transactions” of the Directors’ Report of the Group for the year ended 31 December 2020.

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

36	Labor cost

Other than the salaries and staff welfare, the labor cost of the Group mainly comprises the following:

All PRC employees of the Group are entitled to a monthly pension upon their retirements. The PRC government is responsible for the pension liability to these employees on retirement. The Group is required to make contributions to the publicly administered retirement plan for its PRC employees at a specified rate, currently set at 14% to 20% (2019: 14% to 22%; 2018: 14% to 22%) of the basic salary of the PRC employees. Affected by the Covid-19 pandemic, the government has temporarily reduced the employee social benefit expenditures of entities in the PRC for a certain period time based on the severity of the pandemic in different regions. The retirement plan contributions paid by the Group for the year ended 31 December 2020 were approximately RMB507 million (2019: RMB1,198 million; 2018: 1,179 million), including approximately RMB481 million (2019: RMB1,155 million; 2018: RMB1,135 million) charged to profit or loss.

In addition, the Group has also implemented a supplementary defined contribution retirement scheme for PRC employees. Under this scheme, the employees are required to make a specified contribution based on the number of years of service with the Group, and the Group is required to make a contribution equal to two to four times the employees’ contributions. The employees will receive the total contributions upon their retirement. For the year ended 31 December 2020, the contributions to the supplementary defined contribution retirement scheme paid by the Group amounted to approximately RMB698 million (2019: RMB601 million; 2018: RMB483 million), including approximately RMB662 million (2019: RMB581 million; 2018: RMB465 million) charged to profit or loss.

SinoSing Power and its subsidiaries in Singapore appropriate what at a specified rate, currently set at 7.5% to 17% (2019: 7.5% to 17%; 2018: 6.5% to 16%) of the basic salary to central provident funds in accordance with the local government regulations. The contributions made by SinoSing Power and its subsidiaries for the year ended 31 December 2020 amounted to approximately RMB23.07 million (2019: RMB20.73 million; 2018: RMB17.53 million), all of which were charged to profit or loss.

The Group has no further obligation for post-retirement benefits beyond the annual contributions made above.

In addition, the Group also makes contributions of housing funds and social insurance to the social security institutions at specified rates of the basic salary and no more than the upper limit. The housing funds and social insurance contributions paid by the Group and its subsidiaries amounted to approximately RMB1,024 million (2019: RMB898 million; 2018: RMB802 million) and RMB1,034 million (2019: RMB1,034 million; 2018: RMB930 million) for the year ended 31 December 2020 including approximately RMB954 million (2019: RMB859 million; 2018: RMB764 million) and RMB976 million (2019: RMB994 million; 2018: RMB886 million) charged to profit or loss, respectively.

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

37	Directors’, supervisors’ and senior management’s emoluments
(a)	Pre-tax benefits and social insurance of directors and supervisors

The remuneration of every director and supervisor of the Company for the year ended 31 December 2020 is set out below:

			Performance
	Fees	Basic salaries	bonuses	Pension	Total
Name of director
Mr. Zhao Keyu[1,8]	—	215	836	135	1,186
Mr. Zhaoping[2,8]	—	212	789	123	1,124
Mr. Huang Jian	—	—	—	—	—
Mr. Wang Kui[2]	—	—	—	—	—
Mr. Lu Fei[2]	—	—	—	—	—
Mr. Teng Yu2	—	—	—	—	—
Mr. Mi Dabin	—	—	—	—	—
Mr. Cheng Heng	—	—	—	—	—
Mr. Li Haifeng[3]	—	—	—	—	—
Mr. Lin Chong	—	—	—	—	—
Mr. Xu Mengzhou	300	—	—	—	300
Mr. Liu Jizhen	300	—	—	—	300
Mr. Xu Haifeng	300	—	—	—	300
Mr. Zhang Xianzhi	300	—	—	—	300
Mr. Xia Qing[2]	150	—	—	—	150
Mr. Shu Yinbiao[4]	—	—	—	—	—
Mr. Wang Yongxiang[5]	—	—	—	—	—
Mr. Guo Hongbo[6]	—	—	—	—	—
Mr. Yue Heng[5]	150	—	—	—	150

Sub-total	1,500	427	1,625	258	3,810

Name of supervisor
Mr. Li Shuqing[2]	—	—	—	—	—
Mr. Mu Xuan	—	—	—	—	—
Mr. Ye Cai[2]	—	—	—	—	—
Mr. Gu Jianguo	—	—	—	—	—
Ms. Zhang Xiaojun	—	150	761	122	1,033
Mr. Xu Jianping[2]	—	79	357	77	513
Mr. Ye Xiangdong[5]	—	—	—	—	—
Ms. Zhang Mengjiao[5]	—	—	—	—	—
Mr. Zhang Xiancheng[5]	—	75	408	55	538

Sub-total	—	304	1,526	254	2,084

Total	1,500	731	3,151	512	5,894

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

37	Directors’, supervisors’ and senior management’s emoluments (continued)
(a)	Pre-tax benefits and social insurance of directors and supervisors (continued)

The remuneration of every director and supervisor of the Company for the year ended 31 December 2019 is set out below:

			Performance
	Fees	Basic salaries	bonuses	Pension	Total
Name of director
Mr. Zhao Keyu[1]	—	—	—	—	—
Mr. Shu Yinbiao[4]	—	—	—	—	—
Mr. Cao Peixi[7]	—	—	—	—	—
Mr. Huang Jian	—	—	—	—	—
Mr. Wang Yongxiang	—	—	—	—	—
Mr. Mi Dabin	—	—	—	—	—
Mr. Guo Hongbo	—	—	—	—	—
Mr. Cheng Heng	—	—	—	—	—
Mr. Lin Chong	—	—	—	—	—
Mr. Yue Heng	300	—	—	—	300
Mr. Xu Mengzhou	300	—	—	—	300
Mr. Liu Jizhen	300	—	—	—	300
Mr. Xu Haifeng	300	—	—	—	300
Mr. Zhang Xianzhi	300	—	—	—	300

Sub-total	1,500	—	—	—	1,500

Name of supervisor
Mr. Ye Xiangdong	—	—	—	—	—
Mr. Mu Xuan	—	—	—	—	—
Ms. Zhang Mengjiao	—	—	—	—	—
Mr. Gu Jianguo	—	—	—	—	—
Ms. Zhang Xiaojun	—	150	529	131	810
Mr. Zhang Xiancheng	—	154	529	131	814

Sub-total	—	304	1,058	262	1,624

Total	1,500	304	1,058	262	3,124

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

37	Directors’, supervisors’ and senior management’s emoluments (continued)
(a)	Pre-tax benefits and social insurance of directors and supervisors (continued)

The remuneration of every director and supervisor of the Company for the year ended 31 December 2018 is set out below:

	Fees	Basic salaries	Performance salaries	Pension	Total

Name of director
Mr. Shu Yinbiao	—	—	—	—	—
Mr. Cao Peixi	—	—	—	—	—
Mr. Liu Guoyue	—	—	—	—	—
Mr. Fan Xiaxia	—	—	—	—	—
Mr. Huang Jian	—	—	—	—	—
Mr. Wang Yongxiang	—	—	—	—	—
Mr. Mi Dabin	—	—	—	—	—
Mr. Guo Hongbo	—	—	—	—	—
Mr. Cheng Heng	—	—	—	—	—
Mr. Lin Chong	—	—	—	—	—
Mr. Yue Heng	74	—	—	—	74
Mr. Xu Mengzhou	74	—	—	—	74
Mr. Liu Jizhen	74	—	—	—	74
Mr. Xu Haifeng	74	—	—	—	74
Mr. Zhang Xianzhi	74	—	—	—	74

Sub-total	370	—			370

Name of supervisor
Mr. Ye Xiangdong	—	—	—	—	—
Mr. Mu Xuan	—	—	—	—	—
Ms. Zhang Mengjiao	—	—	—	—	—
Mr. Gu Jianguo	—	—	—	—	—
Ms. Zhang Xiaojun	—	154	476	130	760
Mr. Zhu Daqing	—	66	250	63	379
Mr. Zhang Xiancheng	—	36	87	22	145

Sub-total	—	256	813	215	1,284

Total	370	256	813	215	1,654

1	Appointed on 5 March 2020
2	Appointed on 16 June 2020
3	Appointed on 22 December 2020
4	Appointed on 30 January 2019 and resigned on 5 March 2020
5	Resigned on 16 June 2020
6	Resigned on 22 December 2020
7	Resigned on 30 January 2019
8	Remuneration for the whole year ended 31 December 2020

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

37	Directors’, supervisors’ and senior management’s emoluments (continued)
(a)	Pre-tax benefits and social insurance of directors and supervisors (continued)

During the year, no option was granted to the directors or the supervisors (2019 and 2018: nil).

During the year, no emolument was paid to the directors or the supervisors (including the five highest paid employees) as an inducement to join or upon joining the Company or as compensation for loss of office (2019 and 2018: nil).

No director or supervisor had waived or agreed to waive any emoluments during the years 2020, 2019 and 2018.

(b)	Five highest paid individuals

The five individuals whose emoluments were the highest in the Group for the year included two directors (2019 and 2018: no director). Directors emoluments are reflected in the analysis presented above. The emoluments payable to all the three (2019: five; 2018: five) individuals during the year (within the range of nil to RMB1.033 million) are as follows:

	For the year ended 31 December
	2020	2019	2018

Basic salaries	552	1,578	1,500
Performance bonuses	2,167	2,329	2,100
Pension	376	695	679

Total	3,095	4,602	4,279

38	Commitments
(a)	Capital commitments

Capital commitments mainly relate to the construction of new power projects, certain ancillary facilities and renovation projects for existing power plants. Details of such commitments are as follows:

	As at 31 December
	2020	2019
Contracted, but not provided	35,652,079	42,634,992

As at 31 December 2020, the commitments to make capital contributions to a Group’s joint venture are as follows:

	As at 31 December
	2020	2019
A joint venture of the Group	—	31,116

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

38	Commitments (continued)
(b)	Fuel purchase commitments

The Group has entered into various long-term fuel supply agreements with various suppliers in securing fuel supply for various periods. All the agreements require minimum, maximum or forecasted volume purchases and subject to certain termination provisions. Related purchase commitments are as follows:

As at 31 December 2020
	Periods	Purchase quantities	Estimated unit costs (RMB)

A government-related enterprise	2021-2039	2.8 million m3/day*	2.37/m3

A government-related enterprise	2021-2023	991 million m3/year*	2.18/m3
	2021-2023	541 million m3/year*	2.52/m3
	2021-2023	450 million m3/year*	2.11/m3

A government-related enterprise	2021-2026	222 million m3/year*	2.22/m3
	2021	40 million m3/year*	1.86/m3

Other suppliers	2021	201.5-251.5 BBtu**/day	approximately48,000/BBtu
	2022	205.5-255.5 BBtu**/day	approximately47,000/BBtu
	2023	81.5-247.5 BBtu**/day	approximately42,000/BBtu
	2024-2028	42.4-81.5 BBtu**/day	approximately38,000/BBtu
	2029	42.4 BBtu**/day	approximately28,000/BBtu

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

38	Commitments (continued)
(b)	Fuel purchase commitments (continued)

As at 31 December 2019
	Periods	Purchase quantities	Estimated unit costs (RMB)

A government-related enterprise	2020-2039	2.8 million m3/day*	2.88 / m3

A government-related enterprise	2020-2023	991 million m3/year*	2.31 / m3
	2020-2023	541 million m3/year*	2.19 / m3
	2020-2023	450 million m3/year*	2.25 / m3

A government-related enterprise	2020-2026	200 million m3/year*	2.60 / m3

Other suppliers	2020-2021	201.5-251.5BBtu**/day	approximately 47,000/BBtu
	2022	205.5-255.5BBtu**/day	approximately 45,000/BBtu
	2023	81.5-247.5 BBtu**/day	approximately 41,000/BBtu
	2024-2028	42.4-81.5 BBtu**/day	approximately 37,000/BBtu
	2029	42.4 BBtu**/day	approximately 31,000/BBtu

*   The quantities represent the maximum volume, while others represent the minimum or forecasted volume if not specified.

** BBtu: Billion British Thermal Unit

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

39	Business combination

Business combination in 2020

(a)	Acquisition of Taifeng Renewable Energy

On 30 June 2020, the Group's subsidiary, Shandong Power, acquired an 82.23% interest in Taifeng Renewable Energy from Huaneng Taishan Power Co., Ltd. ("Taishan Power"), a subsidiary of the Huaneng Group. Taifeng Renewable Energy is mainly engaged in power generation and sales business. The acquisition was made as part of the Group's strategy to increase the Group's generation capacity in renewable energy. The total cash consideration for the acquisition was RMB228 million, with RMB205 million paid at the acquisition date and the remaining RMB23 million unpaid as at 31 December 2020.

The fair values of the identifiable assets and liabilities of Taifeng Renewable Energy as at the date of acquisition were as follows:

		Fair value recognized
	Notes	on acquisition

Assets
Property, plant and equipment		722,076
Right-of-use assets		91,229
Other non-current assets		1,401
Other receivables and assets		60,038
Accounts receivable		153,644
Bank balances and cash		6,315
		1,034,703

Liabilities
Long-term loans		(589,000)
Lease liabilities		(90,370)
Deferred income tax liabilities	30	(9,213)
Accounts payable and other liabilities		(42,980)
Taxes payable		(20)
Current portion of long-term loans		(31,200)
Current portion of lease liabilities		(1,225)
		(764,008)

Total identifiable net assets at fair value		270,695
Non-controlling interests		(48,103)

Goodwill on acquisition	14	5,828

Satisfied by cash		228,420

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

39	Business combination (continued)

Business combination in 2020 (continued)

(a)Acquisition of Taifeng Renewable Energy (continued)

Goodwill arising from the acquisition is attributable to the synergies expected to arise after the acquisition of the equity interests in the subsidiary stated above. None of the goodwill recognized is expected to be deductible for income tax purposes.

The Group measured the acquired lease liabilities using the present value of the remaining lease payments at the date of acquisition. The right-of-use assets were measured at an amount equal to the lease liabilities and adjusted to reflect the favorable terms of the leases relative to market terms.

An analysis of the cash flows in respect of the acquisition of a subsidiary is as follows:

Acquisition date

Cash consideration	(228,420)
Consideration to be paid (Note 26)	22,842
Cash and bank balances acquired	6,315

Net outflow of cash and cash equivalents included in cash flows from investing activities	(199,263)

Transaction costs of the acquisition included in cash flows from operating activities	—

(199,263)

Since the acquisition, Taifeng Renewable Energy contributed RMB42,509 thousand to the Group’s revenue and RMB1,244 thousand to the consolidated profit for the year ended 31 December 2020.

Had the combination taken place at the beginning of the year, the revenue from continuing operations of the Group and the profit of the Group for the year would have been RMB169,494 million and RMB2,618 million, respectively.

(b)	Acquisition of Tianjin Longye

On 8 April 2020, the Company entered into an equity transfer agreement with Tianjin Yuan Rong Investment Management Co., Ltd., a subsidiary of the Huaneng Group, to acquire a 100% interest in Tianjin Longye. Tianjin Longye is mainly engaged in power generation and sales business. The acquisition was made as part of the Group's strategy to increase the Group's generation capacity in renewable energy. The acquisition was completed on 31 August 2020 (the acquisition date), when the Company obtained the control over Tianjin Longye. The total cash consideration for the acquisition was RMB8.55 million and was fully paid at the acquisition date.

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

39Business combination (continued)

Business combination in 2020 (continued)

(b)Acquisition of Tianjin Longye (continued)

The fair values of the identifiable assets and liabilities of Tianjin Longye as at the date of acquisition were as follows:

Fair value recognized
on acquisition

Assets
Property, plant and equipment	39,130
Other receivables and assets	3,403
Accounts receivable	1,494
Bank balances and cash	1,657
45,684

Liabilities
Accounts payable and other liabilities	(36,390)
(36,390)

Total identifiable net assets at fair value	9,294

Gain on bargain purchase recognized in others in the consolidated statement of comprehensive income	(741)

Satisfied by cash	8,553

An analysis of the cash flows in respect of the acquisition of a subsidiary is as follows:

Acquisition date

Cash consideration	(8,553)
Cash and bank balances acquired	1,657

Net outflow of cash and cash equivalents included in cash flows from investing activities	(6,896)

Transaction costs of the acquisition included in cash flows from operating activities	—

(6,896)

Since the acquisition, Tianjin Longye contributed RMB1,652 thousand to the Group’s revenue and RMB173 thousand to the consolidated profit for the year ended 31 December 2020.

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

39Business combination (continued)

Business combination in 2020 (continued)

(b)Acquisition of Tianjin Longye (continued)

Had the combination taken place at the beginning of the year, the revenue from continuing operations of the Group and the profit of the Group for the year would have been RMB169,450 million and RMB2,611 million, respectively.

(c)	Acquisition of a set of activities and assets of Huaneng Laizhou Wind Power Co., Ltd. (Laizhou Wind Power)

On 19 November 2020, Shandong Power entered into an acquisition agreement with Laizhou Wind Power to acquire a set of its activities and assets. Laizhou Wind Power is mainly engaged in power generation and sales business. The acquisition was made as part of the Group’s strategy to increase the Group's generation capacity in renewable energy. The acquisition was completed on 30 November 2020 (the acquisition date), when Shandong Power obtained the control over the assets and personnel. The total cash consideration for the acquisition was RMB255 thousand and was fully paid at the acquisition date.

The fair values of the identifiable assets and liabilities of the business as at the date of acquisition were as follows:

		Fair value recognized
	Note	on acquisition

Assets
Property, plant and equipment		231,278
Right-of-use assets		31,643
Other non-current assets		241
Other receivables and assets		205
Accounts receivable		44,812
		308,179

Liabilities
Long-term loans		(258,000)
Deferred income tax liabilities		(6,787)
Accounts payable and other liabilities		(49,924)
		(314,711)

Total identifiable net assets at fair value		(6,532)

Goodwill on acquisition	14	6,787

Satisfied by cash		255

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

39Business combination (continued)

Business combination in 2020 (continued)

(c)Acquisition of a set of activities and assets of Huaneng Laizhou Wind Power Co., Ltd. (Laizhou Wind Power) (continued)

Goodwill arising from the acquisition is attributable to the synergies expected to arise after the acquisition of the business stated above. None of the goodwill recognized is expected to be deductible for income tax purposes.

An analysis of the cash flows in respect of the acquisition of the business is as follows:

Acquisition date

Cash consideration	(255)
Cash and bank balances acquired	—

Net outflow of cash and cash equivalents included in cash flows from investing activities	(255)

Transaction costs of the acquisition included in cash flows from operating activities	—

(255)

Since the acquisition, the acquired business contributed RMB9,325 thousand to the Group’s revenue and RMB3,547 thousand to the consolidated profit for the year ended 31 December 2020.

Had the combination taken place at the beginning of the year, the revenue from continuing operations of the Group and the profit of the Group for the year would have been RMB169,480 million and RMB2,617 million, respectively.

Business combination in 2019

There was no business combination in 2019.

Business combination in 2018

(a)	Acquisition from Taishan Power

On 31 July 2018, Shandong Power entered into an equity transfer agreement with Taishan Power to acquire:

●	80% equity interests of Laizhou Wind Power
●	80% equity interests of Shandong Laiwu Thermal Power
●	75% equity interests of Shandong Liaocheng Thermal Power

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

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

39Business combination (continued)

Business combination in 2018 (continued)

(a)Acquisition from Taishan Power (continued)

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

Goodwill arising from the acquisitions is attributable to the synergies expected to arise after the acquisitions of the equity interests in the subsidiaries stated above. None of the goodwill recognized is expected to be deductible for tax purposes.

The Company incurred acquisition related cost amounted RMB0.96 million for financial advisory, legal and audit fees.

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

39Business combination (continued)

Business combination in 2018 (continued)

(a)Acquisition from Taishan Power (continued)

The assets and liabilities arising from the acquisitions of above entities are as follows:

		Shandong	Shandong
		Laiwu	Liaocheng
	Laizhou Wind	Thermal	Thermal
	Power	Power	Power
	Fair value	Fair value	Fair value
Assets
Property, plant and equipment	568,177	1,888,021	736,577
Land use rights	30,232	67,245	301,114
Other non-current assets	2,007	5,124	836
Inventories	131	2,354	22,225
Other receivables and assets	4,461	12,277	8,622
Accounts receivable	47,274	137,573	55,246
Bank balances and cash	10,486	57,558	54,655
	662,768	2,170,152	1,179,275

Liabilities
Long-term loans	(115,800)	(379,254)	(200,000)
Deferred income tax liabilities	—	(31,588)	(39,414)
Other non-current liabilities	—	(26,235)	(118,628)
Accounts payable and other liabilities	(62,059)	(162,237)	(122,774)
Taxes payables	(905)	(1,686)	(2,215)
Short-term loans	(150,000)	(550,000)	(34,000)
Current portion of long-term loans	(334,791)	(462,606)	—
	(663,555)	(1,613,606)	(517,031)

Total identifiable net assets at fair value	(787)	556,546	662,244

The fair value of the identifiable assets and liabilities acquired in the acquisition were assessed based on independent valuation prepared by external valuers.

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

39Business combination (continued)

Business combination in 2018 (continued)

(b)	A subsidiary transferred from a joint venture

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

Acquisition date

Non-controlling interests	1,314,040
Fair value of pre-existing interest in Hong Kong Energy	1,314,040
Less: Fair value of total identifiable net assets	2,628,080

Goodwill	—

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

39Business combination (continued)

Business combination in 2018 (continued)

(b)	A subsidiary transferred from a joint venture (continued)

The identifiable assets and liabilities of Hong Kong Energy as at the acquisition date are as follows:

Fair value recognized
on acquisition

Assets
Property, plant and equipment	275,889
Deferred income tax assets	2,919
Other non-current assets	10,205,870
Inventories	372,248
Other receivables and assets	1,030,858
Accounts receivable	1,523,409
Bank balances and cash	374,964
13,786,157

Liabilities
Long-term loans	(8,200,739)
Other non-current liabilities	(210,142)
Accounts payable and other liabilities	(675,009)
Taxes payable	(1,330)
Short-term loans	(1,560,108)
Current portion of long-term loans	(510,749)
(11,158,077)

Total identifiable net assets at fair value	2,628,080

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

40	Non-controlling interests

The following table summarises the information relating to each subsidiary of the Group that has material non-controlling interests (“NCI”):

										Other
										individually
	Qinbei	Beijing	Luohuang	Weihai	Jinling	Yueyang	Shidongkou	Yangliuqing	Shandong	immaterial
	Power	Co-generation	Power	Power	Power	Power	Power	Co-generation	Power	subsidiaries	Total

NCI percentage	40%	59%	40%	40%	40%	45%	50%	45%	20%
31 December 2020
Non-current assets	8,218,373	5,849,233	3,316,087	3,709,929	4,088,251	4,074,135	2,978,015	2,449,103	52,936,475
Current assets	1,334,506	1,125,151	1,241,707	637,757	576,992	1,264,211	418,832	610,494	11,381,268
Non-current liabilities	(1,355,645)	(68,685)	(189,516)	(119,088)	(694,913)	(659,387)	(529,136)	(197,615)	(25,501,838)
Current liabilities	(5,026,519)	(1,232,536)	(1,872,962)	(1,463,315)	(1,627,035)	(2,112,026)	(1,069,893)	(842,820)	(26,380,853)
Net assets	3,170,715	5,673,163	2,495,316	2,765,283	2,343,295	2,566,933	1,797,818	2,019,162	12,435,052
Carrying amount of NCI	1,282,201	3,347,198	977,108	1,106,113	937,340	1,171,281	898,909	907,727	4,596,984	6,545,414	21,770,275

Revenue	4,472,279	5,607,020	2,703,231	2,775,206	3,168,617	3,591,193	2,178,367	1,846,175	26,904,777
Net (loss)/profit	(78,226)	505,190	77,521	83,607	315,837	294,258	355,890	32,950	(4,014,417)
Total comprehensive (loss)/ income	(78,226)	505,190	77,521	83,607	315,837	294,258	355,890	32,950	(4,313,258)
(Loss)/profit allocated to NCI	(31,290)	298,062	31,008	33,443	126,335	132,416	177,945	14,828	(802,883)	252,848	232,712
Other comprehensive loss allocated to NCI	-	—	—	—	—	—	—	—	(59,769)	(132,889)	(192,658)

Cash flows from operating activities	1,302,559	1,037,909	575,857	608,917	706,320	1,151,257	736,958	329,025	7,836,378
Cash flows from investment activities	(234,425)	(421,456)	(137,178)	(61,691)	(100,610)	13,049	(38,695)	(80,191)	(4,652,029)
Cash flows from financing activities	(1,029,306)	(704,705)	(403,026)	(519,433)	(645,027)	(714,838)	(719,372)	(256,335)	(3,179,760)
Net increase/(decrease) in cash and cash equivalents	38,828	(88,252)	35,653	27,793	(39,317)	449,468	(21,109)	(7,501)	4,589
Dividends paid to NCI	—	376,787	40,000	—	95,666	185,661	113,705	—	101,296

										Other
										individually
	Qinbei	Beijing	Luohuang	Weihai	Jinling	Yueyang	Shidongkou	Yangliuqing	Shandong	immaterial
	Power	Co-generation	Power	Power	Power	Power	Power	Co-generation	Power	subsidiaries	Total

NCI percentage	40%	59%	40%	40%	40%	45%	50%	45%	20%
31 December 2019
Non-current assets	9,086,939	6,264,852	3,649,432	3,981,753	4,432,195	4,320,232	3,255,810	2,421,307	57,881,917
Current assets	1,317,076	852,059	1,134,889	629,370	459,849	1,426,960	465,772	721,617	11,225,955
Non-current liabilities	(2,249,675)	(53,494)	(205,085)	(34,495)	(1,136,398)	(701,135)	(488,350)	(378,478)	(29,027,404)
Current liabilities	(4,905,399)	(1,257,150)	(2,061,440)	(1,894,952)	(1,489,022)	(2,368,204)	(1,563,894)	(778,235)	(23,441,038)
Net assets	3,248,941	5,806,267	2,517,796	2,681,676	2,266,624	2,677,853	1,669,338	1,986,211	16,639,430
Carrying amount of NCI	1,313,492	3,425,774	986,100	1,072,670	906,671	1,220,746	834,669	892,899	5,591,178	5,331,112	21,575,311

Revenue	4,787,221	5,579,382	2,833,807	3,045,352	3,099,014	4,005,328	2,055,168	1,945,841	28,274,364
Net profit/(loss)	30,270	705,311	64,093	193,754	265,457	453,869	216,595	59,733	(430,222)
Total comprehensive income/(loss)	30,270	705,311	64,093	193,754	265,457	453,869	216,595	59,733	(675,666)
Profit/(loss) allocated to NCI	12,108	416,133	25,637	77,502	106,183	204,241	108,298	26,880	(86,044)	(549,078)	341,860
Other comprehensive loss allocated to NCI	—	—	—	—	—	—	—	—	(49,089)	(111,692)	(160,781)

Cash flows from operating activities	667,432	1,623,975	360,226	273,607	821,975	689,723	655,910	171,531	7,066,137
Cash flows from investment activities	(205,703)	(273,374)	(101,279)	(95,699)	(128,541)	(163,584)	(86,427)	(16,465)	(2,787,419)
Cash flows from financing activities	(613,468)	(1,329,614)	(247,546)	(260,953)	(792,266)	(503,852)	(582,452)	(167,846)	(2,673,351)
Net (decrease)/increase in cash and cash equivalents	(166,994)	20,987	11,401	(94,821)	(98,832)	22,287	(12,969)	(12,780)	(414,221)
Dividends paid to NCI	—	625,886	—	124,000	130,566	45,000	65,000	48,585	84,156

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

40	Non-controlling interests (continued)

										Other
										individually
		Beijing Co-	Luohuang			Yueyang	Shidongkou	Yangliuqing	Shandong	immaterial
	Qinbei Power	generation	Power	Weihai Power	Jinling Power	Power	Power	Co-generation	Power	subsidiaries	Total

NCI percentage	40%	59%	40%	40%	40%	45%	50%	45%	20%
31 December 2018
Revenue	5,293,403	5,704,966	2,819,106	3,587,416	3,346,779	4,003,821	2,109,785	2,077,570	24,202,739
Net (loss)/profit	(198,026)	757,268	18,811	253,552	200,269	118,342	131,129	69,477	282,198
Total comprehensive (loss)/ income	(198,026)	757,268	18,811	253,552	200,269	118,342	131,129	69,477	327,958
(Loss)/ Profit allocated to NCI	(79,210)	446,788	7,524	101,421	80,108	53,254	65,564	31,265	(10,780)	(100,395)	595,539
Other comprehensive income/ (loss) allocated to NCI	—	—	—	—	—	—	—	—	9,152	(33,707)	(24,555)

Cash flow from operating activities	954,820	1,321,867	192,608	473,349	711,800	412,413	527,783	210,558	4,469,849
Cash flow from investment activities	(503)	(316,754)	(201,012)	(98,420)	(52,701)	(106,596)	(45,045)	(258,605)	(3,628,406)
Cash flow from financing activities	(843,094)	(904,822)	(5,288)	(306,054)	(570,838)	(305,872)	(472,543)	63,762	(162,007)
Net increase/(decrease) in cash and cash equivalents	111,223	101,482	(13,692)	68,875	88,261	(55)	10,195	15,719	679,471
Dividends paid to NCI	165,965	460,262	—	140,000	95,979	46,790	51,870	—	42,506

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

41	Leases

The Group as a lessee

(a)	Right-of-use assets

The carrying amounts of the Group’s right-of-use assets and the movements during the year are as follows:

	Right-of-use assets
		Electric	Trans-
		utility plant	portation	Land use
	Buildings	in service	facilities	rights*	Others	Total

As at 1 January 2020	143,314	3,800,493	206,421	12,553,477	464,367	17,168,072
Additions	255,030	1,453,919	—	621,787	69,903	2,400,639
Business Combination (Note 39)	—	—	—	122,872	—	122,872
Depreciation charge	(97,483)	(228,539)	(7,021)	(431,476)	(48,705)	(813,224)
Disposals/write-off	—	(7,589)	—	(4,241)	—	(11,830)
Early termination	(8,570)	(497,815)	—	—	(216)	(506,601)
Reclassification	—	(26,698)	—	28,606	(1,908)	—
Currency translation differences	(1,396)	(3,302)	(18,683)	(44,473)	—	(67,854)

As at 31 December 2020	290,895	4,490,469	180,717	12,846,552	483,441	18,292,074

	Right-of-use assets
		Electric utility	Trans-
		plant in	portation	Land use
	Buildings	service	facilities	rights*	Others	Total

As at 1 January 2019	320,591	1,387,258	826	11,810,054	339,501	13,858,230
Additions	109,321	2,643,363	—	1,270,033	477,353	4,500,070
Depreciation charge	(21,983)	(233,218)	(16,967)	(496,464)	(12,986)	(781,618)
Disposals/write-off	—	—	—	(431,813)	—	(431,813)
Reclassification	(265,167)	—	229,292	375,376	(339,501)	—
Currency translation differences	552	3,090	(6,730)	26,291	—	23,203
As at 31 December 2019	143,314	3,800,493	206,421	12,553,477	464,367	17,168,072

* Land use rights without ownership certificates

As at 31 December 2020, the Group were in the process of applying for the ownership certificates for certain land use rights with an aggregate net book value of RMB161 million (2019: RMB350 million). Management is of the opinion that the Group is entitled to the lawful and valid occupation and use of the abovementioned land. There have been no litigations, claims or assessments against the Group for compensation with respect to the use of these land use rights as at the date of approval of these financial statements.

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

41Leases (continued)

The Group as a lessee (continued)

(b)	Lease liabilities

The carrying amount of lease liabilities and the movements during the year are as follows:

	As at 31
	December
	2020	2019

Carrying amount at 1 January	4,712,670	2,216,792
New leases	2,201,755	2,835,993
Business Combination (Note 39)	91,595	—
Accretion of interest recognized during the year	275,810	171,573
Currency translation differences	(66,099)	(23,673)
Payments	(1,385,143)	(488,015)
Early termination	(348,242)	—

Carrying amount at 31 December	5,482,346	4,712,670
Analyzed into:
Current portion	1,676,711	432,745
Non-current portion	3,805,635	4,279,925

The maturity analysis of lease liabilities is as follows:

	As at 31 December
	2020	2019

Within 1 year	1,676,711	432,745
After 1 year but within 2 years	464,403	1,323,826
After 2 years but within 3 years	269,060	332,986
After 3 years	3,072,172	2,623,113

Total	5,482,346	4,712,670

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

41Leases (continued)

The Group as a lessee (continued)

(c)	The amounts recognized in profit or loss in relation to leases are as follows:

	As at 31
	December
	2020	2019

Interest on lease liabilities	202,264	171,573
Depreciation charge of right-of-use assets	785,518	734,827
Expense relating to short-term leases	103,817	231,651
Expense relating to leases of low-value assets	2,214	2,488

Total amount recognized in profit	1,093,813	1,140,539

(d)	Extension and termination options

The Group has several lease contracts that include extension and termination options. These options are negotiated by management to provide flexibility in managing the leased-asset portfolio and they are aligned with the Group’s business needs. As of 31 December 2020, there were neither any extension options that the Group does not expect to exercise nor any significant termination options that the Group expects to exercise.

(e)	Variable lease payments

The Group does not have variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees.

(f)	The total cash outflow for leases is disclosed in note 34 to these financial statements.

The Group as a lessor

(a)	Finance lease

The Group’s finance lease is mainly relating to Ruyi Pakistan Energy, SinoSing Power and Shandong Maintenance Company.

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

SinoSing Power’s subsidiary Tuas Group entered into two build-to-suit agreements with third parties which involve sale and leaseback arrangements and the provision of operation maintenance services.

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

41	Leases (continued)

The Group as a lessor (continued)

(a)	Finance lease (continued)

Shandong Maintenance Company entered into the Energy Management Contract with Huangtai #8 Power Plant to provide energy saving equipment construction service. Pursuant to the agreement, all the risk and rewards in relation to the energy saving equipment were in substance transferred to Huangtai#8 Power Plant as the benefit could be reliably estimated during the contract period.

Total finance lease income recognized by the Group for the year ended 31 December 2020 was RMB1,544 million (2019: RMB1,711 million).

As at 31 December 2020, the maturity analysis of the Group’s finance lease receivables is as follows:

	As at 31 December
	2020	2019

Within 1 year	1,924,763	2,172,707
After 1 year but within 2 years	1,925,641	2,156,047
After 2 years but within 3 years	1,928,125	2,146,481
After 3 years but within 4 years	1,939,174	2,132,394
After 4 years but within 5 years	1,969,470	2,163,914
After 5 years	17,921,037	21,184,829

Total undiscounted finance lease payments	27,608,210	31,956,372
Unearned finance income	(17,694,886)	(20,949,750)
Allowance for ECL	(2,925)	(3,086)

Total finance lease receivables as at 31 December	9,910,399	11,003,536

(b)	Operating lease

The Group leases certain property, plant and equipment under operating lease arrangements. Rental income recognized by the Group for the year ended 31 December 2020 was RMB86 million (2019: RMB140 million).

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

41	Leases (continued)

The Group as a lessor (continued)

(b)	Operating lease (continued)

As at 31 December 2019 and 2020, the undiscounted lease payments receivable by the Group in future periods under non-cancellable operating leases with its tenants are as follows:

	As at 31 December
	2020	2019

Within 1 year	11,652	28,143
After 1 year but within 2 years	3,701	27,867
After 2 years but within 3 years	2,161	27,695
After 3 years but within 4 years	1,021	27,617
After 4 years but within 5 years	525	27,645
After 5 years	3,020	16,974

Total	22,080	155,941

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2020, 2019 and 2018

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

42	Subsequent events

Issuance of green medium-term notes

In February 2021, the Company completed an issuance of the first tranche of the green medium-term notes (carbon neutral bonds) with a par value of RMB100 and a total face value of RMB1 billion bearing an annual interest rate of 3.45% which will mature in 2024.

Major Event

On 12 March 2021, No.2 generation unit of Nanjing Power Plant, a branch of the Company, broke down and caught fire, igniting flammable materials. After clean-up work and due enquiries with personnel at the scene on that day, it was confirmed that there were no casualties. The Group are organizing rescue, clean-up work and dealing with the aftermath.

These financial statements were approved for issue by the Board of Directors on 23 March 2021 and were signed on its behalf.