Form 20-F
period 2021-12-31
HUANENG POWER INTERNATIONAL INC
filed 2022-04-21
CIK 929058

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the eﬀectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.☒

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

Yes ☐ No ☐

i

INTRODUCTION

We maintain our accounts in Renminbi Yuan (“Renminbi” or “RMB”), the lawful currency of the People’s Republic of China (the “PRC” or “China”). References herein to “US$” or “U.S. dollars” are to United States Dollars, references to “HK$” are to Hong Kong Dollars, and references to “S$” are to Singapore Dollars. References to ADRs and ADSs are to American Depositary Receipts and American Depositary Shares, respectively. Translations of amounts from Renminbi to U.S. Dollars are solely for the convenience of the reader. Unless otherwise indicated, any translations from Renminbi to U.S. Dollars or from U.S. Dollars to Renminbi were translated at the middle exchange rate announced by the People’s Bank of China (the “PBOC Rate”) on December 31, 2021 of US$1.00 to RMB 6.3757. No representation is made that the Renminbi or U.S. Dollar amounts referred to herein could have been or could be converted into U.S. Dollars or Renminbi, as the case may be, at the PBOC Rate or at all.

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

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.  KEY INFORMATION

A.	[Reserved]
B.	Capitalization and indebtedness

Not applicable.

C.	Reasons for the offer and use of proceeds

Not applicable.

D.	Risk factors

Risks relating to our business and the PRC’s power industry

Government regulation of power tariffs and other aspects of the power industry may adversely affect our business

Similar to electric power companies in other countries, we are subject to governmental and electric grid regulations in virtually all aspects of our operations, including the amount and timing of electricity generations, the setting of tariffs, the performance of scheduled maintenance, and the compliance with power grid control and dispatch directives as well as environment protection regulations. There can be no assurance that these regulations will not change in the future in a manner which could adversely affect our business.

The tariffs for our planned output are subject to a review and approval process involving the National Development and Reform Commission (“NDRC”) and the relevant provincial government. Since April 2001, the PRC Government has been implementing a tariff-setting mechanism based on the operating terms of power plants as well as the average costs of comparable power plants. Pursuant to the NDRC circular issued in June 2004, the tariffs for our newly built power generating units commencing operation from June 2004 have been set on the basis of the average cost of comparable units adding tax and reasonable return in the regional grid. Any future reductions in our tariffs, or our inability to raise tariffs (for example, to cover any increased costs we may have to incur) as a result of the new tariff-setting mechanism, may adversely affect our revenue and profits.

In addition, the PRC Government started a program in 1999 to effect power sales through competitive bidding in some of the provinces where we operate our power plants. The tariffs for power sold through competitive bidding are generally lower than the pre-approved tariffs for planned output. In the more recent few years, power sales through competitive bidding only accounted for a portion of our overall power sales.

Nevertheless, the PRC Government is seeking to expand the program. Any increased power sales through competitive bidding may reduce our tariffs and may adversely affect our revenue and profits.

Furthermore, the PRC Government started in 2009 to promote the practice of direct power purchase by large power end-users. Pursuant to the circular jointly issued by NDRC, the State Electricity Regulatory Commission (“SERC”) and China National Energy Administration in June 2009, the direct transaction price shall include the direct transaction price, the grid transmitting price and the governmental fund and additional charges, of which the direct transaction price shall be freely determined through negotiation between the power generation company and the large power end-user. The price of direct power purchase shall be subject to the demand in the power market. Furthermore, the scale and mode of the transaction are also subject to the structure and level of development of local economy. In terms of power generation companies engaged in direct power purchase, direct power sales constitute a portion of the total power sales, thus affecting the power sales of the Company. For the past few years, the PRC Government continued the reform in the area of direct power purchase by large power end-users. In 2013, China National Energy Administration officially launched the direct power purchase program in seven provinces where we have power plants and the program has been steadily rolled out in other provinces.

The tariff-setting mechanism is evolving with the reforming of the PRC electric power industry. The PRC government announced a number of development and reform plans for the power market in 2016, covering areas including laws and regulations, comprehensive pilot plans, power transmission and distribution prices and supply side dynamics, the establishment of the power exchanges, rules and market administration committees, and opening up incremental distribution business. In 2017, the development and reform plans have been further expanded to the nationwide scale, with multiple issuances made by the PRC government governing power development plan, electricity transmission and distribution price, opening up of the electricity generation and consumption plans, supply side dynamics, electricity power spot and ancillary market development, electricity exchange rules, market supervision and clean energy consumption, etc. In 2018, the development and reform entered into an implementation stage, reflected in the areas of distribution price reform, establishment of the power exchanges and ancillary market and the incremental distribution network reform, etc. In 2019, the development and reform entered into a “deep-water zone” with long- and mid-term power exchange markets, power commodity exchange markets and ancillary service exchange markets established and relevant rules and policies adopted. In 2020, MOF, NDRC and China National Energy Administration (“NEA”) issued Several Opinions on Promoting the Healthy Development of Non-Hydro Renewable Energy Power Generation to clarify the responsibilities of consuming renewable energy power for each provisional administrative region. In 2021, NDRC and NEA issued Notice on Further Deepening the Market-Based Reform of the Electricity Tariff for Coal-fired Power and Notice on Further Developing Time-of-Use Pricing Regime to provide further guidance on tariff pricing. Currently, the percentage of the direct power purchase accounts for more than 80% of our total power sales, which may have an adverse effect over our operating results basing on the relatively lower tariffs generally for this portion.

There is no assurance that government regulations on the industry will not change in a manner which could adversely affect our business and impact our results of operations, that we will be afforded sufficient time to adjust the operation of our business in answering to the promulgation of such changes and amendments before they come into effect and apply to our business operations, or that such adjustment measures we take can effectively help us to navigate the new regulatory environment and ease the negative impacts brought by such new changes and amendments on our business operation. See “Item 4 Information of the Company – B. Business Overview – Pricing Policy” for example. As a result, any such regulations and the adjustments we make in answering thereto may lead to changes to the way we operate our business, including without limitation how we formulate our production plan under a new industry regime with respect to dispatch and pricing, and how we manage our operating costs in relation thereto, which may in return have a negative impact on our business and cause the price of our ADSs to incline.

We may not be able to sell all electricity generated by us as expected

Our profitability depends, in part, upon each of our power plants generating electricity to meet our electricity generation plan established based on electricity purchase agreements we enter with our customers. We compete with other power generation companies for opportunities to enter into such electricity purchase agreements and manage our generation plan accordingly. No assurance can be given that we will be able to enter into electricity purchase agreements that will utilize full or most of our generation capacilities, or if we can enter into such agreements, such agreements can be carried out by our customers pursuant to the terms thereto. A reduction in the amount of electric power sold relative to a power plant’s expected generation could have an adverse effect on the profitability of our operations.

PRC government authorities have been adopting regulations and rules promoting a market-based dispatch regime with priority of new energy power generation consumption. In August 2007, the General Office of the State Council issued a notice, promoting the energy saving electricity dispatch policy, which provides dispatching priority to electricity generated from renewable resources over electricity generated from unrenewable resources. In 2013, the government made continuous effort to encourage energy-saving power distribution. In 2014, the NDRC issued Guidance on Strengthening and Improving the Operation of Power Management Regulation. In 2015, the NDRC and NEA jointly issued Guidelines on Improving Electric Power Operations and Deepening Clean Energy Generation confirming a system ensuring the full-priced purchasing of renewable energy, and requests furthering the electric power differentiation system on coal-fired units. In 2016, the NDRC and China National Energy Administration issued Notice on Issuing the Measures for the Administration of the Guaranteed Buyout of Electricity Generated by Renewable Energy Resources, Directive on the Measures for the Administration of the Guaranteed Buyout of Electricity Generated by Solar, Wind Energy Resources and Provisionary, Measures for Priority Dispatch of Renewable Peaking Power Generation Units and Notice on Power Supply and Notice on the Measures on the Consumption of Renewable Energy in Tri-North Area. In 2017, NDRC and NEA issued Circular on Orderly Opening Up the Electricity Generation and Consumption Plans, Interim Measures for Guaranteeing the Safe Consumption of Nuclear Power, Pilot Rules on Inter-regional Spare Renewable Energy Electricity Power Stock Trading, Circular on the Establishment of Pilot Electricity Power Stock Exchange, Circular on Promoting Hydropower Consumption in Southwest China, and Solutions to Abandoning Hydro, Wind and Solar Energy, to promote the development of the power stock exchange and renewable power consumption. In 2018, NDRC and NEA issued the Circular on Promoting the Capability to Adjust the Power System and Plan for Consumption of Clean Energy (2018-2020) to further direct the development of the clean energy and push for the reform of the power market. The NEA also solicited for public opinions on the Circular on the Renewable Power Quota System, proposing a coordination between the power suppliers and users to take responsibilities under quota system. In 2019, NDRC and NEA issued the Notice on Regulating the Management of Priority Generation and Priority Purchase Plan to prioritize the purchase of the renewable energy power, the Notice on Establishing and Perfecting Renewable Energy Power Consumption Guarantee Mechanism to promote the consumption of the renewable energy power. NDRC also issued the Notice on Full Release of Power Generation and Utilization Plan for Operating Power Users to further open up the utilization plan of operating power users to promote the renewable energy power consumption. In 2020, NDRC and NEA issued Notice on the Responsibility of Renewable Energy Power Consumption in Each Provincial Administrative Region in 2020, requesting provincial governmental authorities to prepare implementation plans for consumption of renewable power. In 2021, NDRC and NEA issued Measures for the Management and Supervision of Power Suppliers, Notice on Further Implementing the Work of the Establishment of the Electricity Spot Market and Notices on the Weight of Responsibilities and Related Matters on Renewable Energy Power Consumption in 2021 on power market and dispatch plans.

We cannot assure you that the implementation of such regulations or administrative measures will not result in any decrease in the amount of the power sold and dispatched by any of our power plants, or that we will have sufficient time to effectively adjust and optimize our power generation and production plan under any dispatch regime established by new regulations and adiministrative measures or amendments thereto to ease any negative impacts brought thereby on our operations. If our power sold and dispatch amount stays at a level lower than what we desire, our profitability may be adversely and materially impacted, and the price of our ADSs may decline.

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

In 2019, NDRC and NEA, jointly and individually, issued multiple circulars, measures and notices to further facilitate the development and reform of the power market, including, among others, Notice on Establishing and Perfecting Renewable Energy Power Consumption Guarantee Mechanism and Guiding Opinions on Deepening the Reform of the On-grid Tariff Formation Mechanism for Coal-fired Power. Such circulars, measures and notices provide that (i) a renewable energy power consumption guarantee mechanism shall be established in 2020, (ii) the operating power users shall be given more discretion in pricing when negotiating with power generation entities, (iii) multiple measure on tariff formation mechanism shall be adopted, and (iv) the establishment power commodity exchange markets shall be sped up.

In 2020, NDRC, MOF and NEA, jointly and individually, issued multiple circulars, measures and notices to further facilitate the development and reform of the power market, including, among others, Notice on the Responsibility of Renewable Energy Power Consumption in Each Provincial Administrative Region in 2020 and Several Opinions on Promoting the Healthy Development of Non-Hydro Renewable Energy Power Generation to (i) request provincial governmental authorities to prepare implementation plans for consumption of renewable power, (ii) fully open up power consumption plan for commercial power users, (iii) promote consumption of renewable energy and (iv) deepen reform of incremental power distribution business.

In 2021, NDRC and NEA have successively issued multiple guidances, notices and rules to further facilitate the development and reform of the power market, including, among others, Notice on Further Deepening the Market-Based Reform of the Electricity Tariff for Coal-fired Power, Notice on Further Developing Time-of-Use Pricing Regime, Measures for the Management and Supervision of Power Suppliers, Notice on Further Implementing the Work of the Establishment of the Electricity Spot Market, Notices on the Weight of Responsibilities and Related Matters on Renewable Energy Power Consumption in 2021, Guiding Opinions on Accelerating the Development of New Energy Storage, and Measures for Pricing of Electricity Transmission for Inter-provincial and Inter-regional Special Projects to accelerate the process of deepening the reform of the power markets regulatory regime, further develop the power market system, effectively improve the consumption capacity of renewable energy, accelerate the development in a green and low-carbon approach, and ensure that the carbon peak and carbon neutrality goals be achieved as scheduled.

These reform actions will have a profound impact on the operations of power generation companies by intensifying competition, promoting renewable energy power generation and establishing a market-based tariff pricing regime, which may cause us to incur more operating costs and expenses, focus more on renewable energy power generation and sell electricity at a price less favourable to us, and in turn may negatively impact our results of operations and profitablity.

We are effectively controlled by Huaneng Group and HIPDC, whose interests may differ from those of our other shareholders

Huaneng Group, directly or indirectly holds 46.23% of our total outstanding shares, and HIPDC directly holds 32.28% of our total outstanding shares. As Huaneng Group is HIPDC’s parent company, they may exert effective control over us acting in concert. Their interests may sometimes conflict with those of our other minority shareholders. There is no assurance that Huaneng Group and HIPDC will always vote their shares, or direct the directors nominated by them to act in a way that will benefit our other minority shareholders.

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

In addition, our results of operations are sensitive to the fluctuation of coal price. During the few years before 2016, the Chinese coal market was showing a surplus in production, resulting in a significantly decreased coal price. However, the policies of reducing overcapacity of the Chinese coal producers implemented in early 2016 led to a rebalancing of coal supply and demand which to some extent increased possibilites of coal price upward trend in the Chinese coal market. Therefore, the coal prices may fluctuate upon demand and supply of coal. We have witnessed a sharp increase in fuel cost in 2021. Also, there is no assurance that we will be able to adjust our power tariff to pass on the increase in the coal price in time.

Operation of certain of our power plants may be influenced by weather conditions

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

Substantial capital is required for investing in or acquiring new power plants and failure to obtain capital on reasonable commercial terms will increase our finance cost and cause delay in our expansion plans

An important component of our growth strategy is to develop new power plants and acquire operating power plants and related development rights from HIPDC, Huaneng Group or other companies on commercially reasonable terms. Our ability to arrange financing and the cost of such financing depend on numerous factors, including general economic and capital market conditions, credit availability from banks or other lenders, investor confidence in us and the continued success of our power plants. Although we have not been materially affected by inflation in the past, there is no assurance that we would not be affected in the future. The Chinese government is expected to implement active fiscal policies and sound monetary policies. The fiscal policies would be focused on reducing taxes and other fiscal levies with the view to addressing, in collaboration with the implementation of monetary polies, funding difficulties and prohibitive funding prices encountered by business enterprises. The sound monetary policies would be implemented to underscore overall economic stability, strengthen counter-cyclical monetary administration, optimize credit structure, and maintain reasonably adequate liquidity. The interest bearing debts of the Company are mostly denominated in Renminbi, changes in benchmark lending interest rate published by the PBOC will have a direct impact on the Company’s cost of debt. As the debts denominated in other currencies represent a small percentage in our total debts, the change of interest rates of foreign currencies are not expected to have material effect on the Company. Though the finance costs are expected to be consistent, we may not be able to carry out our expansion plans due to the failure to obtain financing or increased financing costs. Furthermore, although we have historically been able to obtain financing on terms acceptable to us, there can be no assurance that financing for future power plant developments and acquisitions will be available on terms acceptable to us or, in the event of an equity offering, that such offering will not result in substantial dilution to existing shareholders.

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

We attach great importance to the environmental related matters of our existing power plants and our power plants under construction. We have implemented a system that is designed to control pollution caused by our power plants, including the establishment of an environmental protection administration system at each power plant, adoption of relevant control and evaluation procedures and the installation and maintenance of certain pollution control equipment. We also upgraded the ultra-low emission facilities on our coal-fired units. Currently, we have completed the ultra-low emission upgrade on more than 99% of our coal-fired units in PRC and stabilized the emission of main smoke and dust pollutants to an ultra-low level. We have also initiated the environment protection upgrade projects, covering wastewater emission and ash field management, for our plants in key regions. We believe our environmental protection systems and facilities for the power plants are adequate for us to comply with applicable central government and local government environmental protection laws and regulations. However, the PRC Government may impose new, stricter laws and regulations on environmental protection, which may establish higher environment protection standards for us to follow, the compliance with which may lead to higher costs, interruption of our operations for the installation or upgrading of environment protection facilities or even shutdown of certain power plants which fail to meet the standards, and in turn adversely affect our operations.

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

In addition, China is taking multiple measures to address the climate change challenges, including adjusting industrial structure, improving energy efficiency, optimizing energy structure, strengthening ecosystem adaptability, and promoting carbon trading markets, and the new initiatives of China’s carbon peak in 2030 and carbon neutral in 2060. The adoption of such measures, especially the establishment of the carbon trading markets, may increase the operating costs and expenses of our power plants, and therefore have negative impact on our operations and financial results.

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

The coronavirus outbreak could materially and adversely affect our business

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

Even though China has made significant achievements in control and prevention of COVID-19 (including its variants) pandemic, continuous pandemic control efforts have been made in multiple cities due to regional spread of COVID-19 variant(s) in early 2022, and we cannot assure you that there will not be an outbreak in China again. There is significant uncertainty relating to the severity of the near-term or long-term impact of the global COVID-19 pandemic on Chinese economics, and the continuous negative impact on our business operation. The outbreak of the coronavirus and other adverse public health developments have had and may continue to have certain adverse impacts for a period of time on our normal operating activities, including disruptions from the temporary closure of offices, suspension of business travel or other disruptions on our normal working schedules, which, in aggregate, may have significant impacts on our business, financial condition and results of operations. We have taken measures in response to the outbreak, including the adoption of more stringent workplace sanitation measures, which may have negative impact on our results of operations and financial status. While such measures are expected to be temporary, the duration of the business disruption and related financial impact cannot be reasonably estimated at this time. The extent to which this outbreak impacts our results will depend on future developments of many highly uncertain and unpredictable factors and events, including new information which may emerge concerning the severity of this outbreak and the actions to contain this outbreak or treat its impact, among others.

Risks relating to doing business in the PRC

China’s economic, political and social conditions as well as government policies could significantly affect our business

As of the end of the reporting period, the majority of our business, assets and operations are located in China. The economy of China differs from the economies of most developed countries in many respects, including government involvement, control of foreign exchange, and allocation of resources.

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

In addition, the economy of China may be impacted by other factors beyond control of PRC Government. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects, and negative changes to the international economic and socio-political environments in general, including without limitation the monetary policies adopted and carried out by major economies, wars, regional conflicts and other economic and socio-political instabilities. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

Changes in government regulations and legislation may limit our activities and affect our business operations and the price of our ADSs, and result in risks that affect our future financing plans and securities offerings, the liquidity of our investors, and the enforcement of court judgment and shareholders’ rights.

As a company established and operating in China, we are required to comply with PRC laws and regulations. The PRC legal system is based on written statutes and their interpretation by the Supreme People’s Court. Prior court decisions may be cited for reference but are not considered as binding precedents. In addition, in light of the dynamic nature of the Chinese economy and the continuing evolvement of the PRC legal system, the PRC authorities may promulgate new laws and regulations regulating the power industry, or overall investment and market activities in general, and may influence the implementation of our established business plans and operation strategies. While certain legislative changes are required by law to go through review and comment procedures open to certain market participants or the general public, and to the extent that such changes are made to regulate our business operation, we may have the opportunity to participate in such review and comment procedures during the policy and rule-making process, we cannot assure you that the rules or policies finally adopted will be in our favor. The new regulations and policies or the amendment to the current ones may subject us to enhanced compliance scrutiny, result in more compliance costs and expenses, or otherwise adversely affect our business by requiring adjustments to our business plans and operations. For example, there may be more stringent environmental protection laws and regulations, the compliance with which may require us to shift the operation focus of our business to renewable energy power generation, incur more costs and expenses to upgrade our facilities and to implement more sophisticated pre-emission treatment procedures, and trim down our plan of business expansion. As a result of those new or amended rules and policies, we may not have control over the timing or outcome of approvals of certain of our planned projects, and may encounter significant constraints on our ability to implement our business strategies, to develop or expand our business operations or to maximize our profitability, which could in turn adversely affect our operations by raising our operating costs and lowering our profits or otherwise impeding our efforts to improve our operation efficiency and profitability, and further adversely affect the market expectations of our business operations. Depending on the extent to which our operations are so affected, the value of our ADSs may significantly decline.

In addition, as a PRC company with equity securities listed in PRC, Hong Kong and U.S., we are required to obtain the approval of the China Securities Regulatory Commission (the “CSRC”) for any public offering of equity securities. We have received from the CSRC the approval for our public offerings of ADSs in U.S. in the past, however, we cannot assure you that we will timely receive such approval if we wish to make any new equity offerings in the future. If we fail to obtain the requisite approvals with respect to future offerings of our equity securities to foreign investors, or if we inadvertently conclude that such approvals are not required any more, our ability to execute our financing and equity offering plans may be significantly limited or completely hindered. In the absence of alternative sources of financing, this could impede our efforts to improve our liquidity or expand our business operation, and we cannot assure you there will not be material negative impacts on our financial conditions and result of operations, or a significant decline in the value of our ADSs.

Furthermore, foreign exchange transactions under the capital account, including principal payments in respect of foreign currency-denominated obligations, continue to be subject to significant foreign exchange controls and require the approval of the State Administration of Foreign Exchange. While we have not been denied of our applications for foreign exchange for the payment of our dividends, we cannot rule out the possibility that such control and limitation could affect our ability to obtain foreign exchange to pay cash dividends declared on our H shares (including ADSs representing our H shares). Consequently, we cannot assure you that your investment will not be subject to foreign exchange payment risks as a result of these foreign exchange control measures.

In addition to PRC Companies Laws, we are subject to certain PRC regulations governing PRC companies that are listed overseas. These regulations contain certain provisions that are required to be included in the articles of association of these PRC companies and are intended to regulate the internal affairs of these companies. As the PRC regulations are constantly evolving with the goal of better protecting shareholder’s interests, we may face greater uncertainties in the interpretation of PRC laws and regulations. Furthermore, the PRC regulations for protection of shareholder’s rights are different from those applicable in the United States and/or exchanges where we are listed. Therefore we made it our policy to adopt the strictest standards of any listing rules potentially applicable to us. Some of these standards are incorporated in our articles of association and bylaws with the view to providing most protection for the interests of our shareholders. As a result, the primary sources of our shareholder rights are our articles of association, the PRC Companies Law, the Listing Rules of the New York Stock Exchange and the Listing Rules of the Hong Kong Stock Exchange, which, among other things, impose certain standards of conduct, fairness and disclosure on us, our directors and our controlling shareholder. In general, the protection of our shareholder’s rights and access to information adopted pursuant to such provisions are not all the same as those applicable to companies incorporated in the United States and other Western countries, and are constantly evolving. Furthermore, while China has become a signatory to various treaties providing for the recognition and enforcement of certain foreign judgments in general, whether a specific judgment issued by a foreign court is capable of being recognized or enforced in China is still subject to uncertainties. Therefore, our investors may be faced with risks associated with the enforcement of court judgements and shareholders rights.

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

Our operations in Singapore depend on market demand and are subject to competition. Overall power system demand increased 5.07% in 2021 over 2020 due to the recovery from COVID-19 pandemic. The future growth is highly dependent on a sustained recovery in the Singapore and global economies. The liberalization of Singapore’s power market and the further deregulation of its power industry have resulted in more intense competition among the power generation companies in Singapore. Tuas Power Group, or Tuas Power, one of our wholly owned business units, is one of the three largest power generation companies in Singapore. If Tuas Power is unable to compete successfully against other power generation companies in Singapore, its business, prospects, financial condition and results of operations may be adversely affected.

An electricity futures market was established in 2015 through an incentive scheme by the authority to market makers (MM) in the futures market. This has attracted independent retailers which are expected to exert some price competition in the retail market. A Demand Response (DR) scheme has been established which could potentially introduce further price competition in the wholesale generation market in Singapore. Furthermore, the Singapore government has announced plans to frontload the deployment of solar and target to achieve 1.5 GWp of solar by 2025 and at least 2GWp by 2030 as well as importation of up to 100 megawatts of electricity imports through the Lao PDR, Thailand, Malaysia, Singapore – Power Integration Project (LTMS-PIP) targeting commencement in 2022 with import until 2023, and another 100 megawatts from electricity imports trial with Malaysia over a period of two years which was awarded to YTL PowerSeraya Pte Ltd and targeted to commence early 2022. EMA is also embarking on a pilot with a consortium led by power generation company PacificLight Power Pte Ltd (PLP) to import 100 MW equivalent of non-intermittent electricity from a solar farm in Pulau Bulan, Indonesia. Electricity will be supplied via a new interconnector that directly connects a solar farm in Pulau Bulan to PLP’s power station in Singapore. The pilot is expected to be commissioned by around 2024-2025. The Energy Market Authority (EMA) has stated its intention to issue two Requests for Proposal (RFP) for up to a total of 4 gigawatts (GW) of low-carbon electricity imports into Singapore by 2035, as part of Singapore’s efforts to decarbonize its power sector and enhance energy security by diversifying energy supply sources. This is expected to make up around 30% of Singapore’s electricity supply in 2035. The remaining supply will continue to come from various sources, ranging from the current natural gas-fired power plants to solar and waste-to-energy sources. The first RFP for up to 1.2GW by 2027 was launched on November 12, 2021, while the second RFP is expected to be issued in the second quarter of 2022.

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

In June 2019, EMA embarked on an industry consultation process on the implementation of a Forward Capacity Market (“FCM”). EMA indicated that it planned to develop and implement a FCM, which would function together with the current real-time wholesale spot energy market with ancillary services, to meet the objectives of (i) maintaining resource adequacy by providing adequate incentives to the existing and new generation capacity and ensuring that the power sector is sustainable and (ii) maximizing economic efficiency to minimise long-run costs to consumers. EMA announced on November 2,2021 that “will therefore defer the implementation of the FCM. EMA will continue to monitor market conditions and technological developments, and review the introduction of the FCM in the future.”

The fuel cost of Tuas Power is exposed to volatility of international fuel price and foreign currency risk

The fuel for Tuas Power consists of natural gas, coal, biomass, fuel oil and diesel oil. Since the procurement price of natural gas is closely linked to oil price and the procurement price of coal and biomass is linked to a coal index, the fuel cost of Tuas Power is exposed to the volatility of international oil and coal prices. The prices of oil continued to be volatile on an upward trend in year 2021 and Tuas Power’s natural gas fuel cost increased. The price of coal was also moving upward trend gradually over the first half in year 2021 and sharp increased in Q4 2021 due to a surge demand for coal fired plants arising from global energy crisis. Despite high coal fuel cost, TMUC’s profitability was not affected as the increment of coal indices was passed through to the utilities sales to customers. The purchase of fuel is denominated in U.S. dollars, which exposes Tuas Power to foreign currency risk. Any increase in fuel price and/or appreciation of the U.S. dollar against the Singapore dollar will translate into an increase in fuel cost for Tuas Power. Part of this increase can be passed through electricity sale contracts and utilities sale contracts, while fuel and foreign exchange hedging strategies done appropriately will mitigate the impact of such increase. Tuas Power is highly dependent upon the import of gas via pipelines from Indonesia. Despite a major supply disruption from Indonesia upstream in Q4 2021, this risk was mitigated through Tuas Power’s LNG contract to cover its incremental needs. In the absence of insufficient LNG coverage, diesel oil was supplemented to sustain Tuas Power’s reliable operations.

Tuas Power is facing the potential risk from Singapore’s carbon tax rate increase

Singapore’s Carbon Pricing Act (CPA) and its accompanying regulations came into operation in January 1, 2019. Under the CPA, both Tuas Power Generation Pte Ltd (TPG) and TP Utilities Pte Ltd (TPU) are registered as taxable facilities as the annual direct greenhouse gas (GHG) emissions exceed the threshold of 25,000 ton of carbon dioxide equivalent. The annual direct GHG emission is taxable in the form of Carbon Tax by the Singapore Government. These taxable emissions are a result of fuel input to the plant to provide process steam to surrounding industrial customers and electricity to the grid. Carbon tax are included in the electricity and steam prices. Carbon tax rate is fixed at S$5/tCO2e from 2019 to 2023 and will be raised to S$25/tCO2e in 2024 and 2025, and S$45/tCO2e in 2026 and 2027, with a view to reaching S$50-80/tCO2e by 2030.

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

Any change to, or breach of, the current agreement with the NEPRA may have adverse impact on Sahiwal Power Plant’s business and result of operations

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

However, we cannot assure you that the NEPRA or the CPPA will not change such agreement in the future, or that the terms and conditions of such agreement will be duly followed or enforced. If current agreement with the NEPRA is changed or breached, the operation, financial status and financial and operating results of Sahiwal Power Plant may be materially and adversely impacted.

Any change to the current governmental policy on tariff pricing and power dispatching may have adverse impact on Sahiwal Power Plant’s business and results of operations

By a Decision of the Authority released in January 2019, the NEPRA provided to Sahiwal Power Plant with the approved tariff structure and the pricing details as well as dispatch criteria, which were based on the current upfront tariff structure, pricing methods and power purchase regime as provided by the relevant governmental rules and policies. If any of such rules and policies is changed, the NEPRA or the CPPA may be forced to change, or even terminate, the current tariff pricing and dispatching regime applicable to our Sahiwal Power Plant, which may have material and adverse impact on its operation and financial performance.

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

The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB. As a result, we and investors in our ADSs are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or as early as 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

The Holding Foreign Companies Accountable Act, or the HFCAA, was signed into law on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. The PCAOB identified our auditor as one of the registered public accounting firms that the PCAOB is unable to inspect or investigate completely.

Whether the PCAOB will be able to conduct inspections of our auditor before the issuance of our financial statements on Form 20-F for the year ending December 31, 2023, which is due by April 30, 2024, or at all, is subject to substantial uncertainty and depends on a number of factors out of our, and our auditor’s, control. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

On June 22, 2021, the U.S. Senate passed a bill which would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two. On February 4, 2022, the U.S. House of Representatives passed a bill which contained, among other things, an identical provision. If this provision is enacted into law and the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA is reduced from three years to two, then our shares and ADSs could be prohibited from trading in the United States as early as 2023.

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

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

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

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States investors in the ADSs or our H Shares to significant adverse United States income tax consequences

We will be a “passive foreign investment company,” or “PFIC,” if, in the case of any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income (the “asset test”). For United States federal income tax purposes, and based upon our income and assets, we do not believe that we were classified as a PFIC for the taxable year ended December 31, 2021, and do not anticipate becoming one in the foreseeable future.

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

If we are a PFIC in any taxable year, a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—United States federal income tax considerations”) may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the ADSs or H Shares and on the receipt of distributions on the ADSs or H Shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules and such holders may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. Holder holds the ADSs or our H Shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds the ADSs or our H Shares. For more information see “Item 10. Additional Information—E. Taxation—United States federal income tax considerations—Passive Foreign Investment Company Rules.”

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

The core business of the Company is, by making use of modern technology and equipment and also financial resources available domestically and internationally, to develop, construct and operate large scale power plants. As a power generation enterprise, the Company has been insisting on innovations in technologies, structure, and management since its incorporation. On aspects regarding the advancement in power technologies and construction and management of power plants, the Company has been the pioneer and has created various milestones within the PRC domestic power industry, which facilitated the great leap development of the power business and technological advancement of the power station equipment manufacturing industry in China, and also significantly contributed to the improvement of technical and management standards of the PRC domestic power generation enterprises. The Company was the first to introduce a 600 MW supercritical generating unit into China and we also started operating the first domestically built single 1,000 MW ultra-supercritical coal-fired generating unit, and the first digitalized 1,000 MW ultra-supercritical coal-fired generating unit in China. The Company completed the construction of the first 1,000 MW generating unit in the world using sea water desulphurization facilities and the construction of the first double reheat ultra-supercritical coal-fired generating unit, and developed the technology for synergistic treatment of fuel gas of coal-fired power plants, which was widely applied in environmental protection renovation and newly-constructed projects. The Company’s self-developed safe and intelligent DCS/DEH integrated distributed control system, the first set of major technical equipment completely produced in China, was put into operation in a 1,000 MW ultra-supercritical high-efficiency double reheat generating unit, and widely applied in coal-fired generating units and gas turbine. The Company was the first to realize mass production of wind turbine of 5 MW in China, and invested and operated the most advanced gas turbine with the largest generation capacity and heat supplying capacity in China. The Company also completed the first major energy project in the China-Pakistan Economic Corridor, creating China’s best overseas power construction project in terms of safety, quality and speed. The technical and economic indicators as well as the overall manpower efficiency of the Company have been remaining at the forefront in China’s power industry. The Company constantly optimizes the power structure and regional distribution, and accelerates development of new energy while consolidating its leading position in conventional energy, aiming to enhance industrial synergy effect. Furthermore, it has expanded the service range for power distribution and sales to achieve an overall improvement in operation, quality and corporate vigour.

As of December 31, 2021, we had controlling generating capacity of 118,695 MW, and total generating capacity of 103,875 MW on equity-ownership basis.

Operations in China

We are engaged in developing, constructing, operating and managing large scale coal-fired and gas turbine power plants, new energy power projects and related facilities, including ports, marine transportation and power distribution. Our domestic power plants are located in 26 provinces, autonomous regions and provincial-level municipalities. We wholly own a power company in Singapore and invests in a power company in Pakistan.

In 2021, new generating units with a total installed capacity of 5,232.45 MW were put into operation. In 2021, our total domestic power generation from all operating power plants on a consolidated basis amounted to 457.336 billion kWh, representing an increase of 13.20% from 2020. The annual average utilization hours of our domestic generating units reached 4,058 hours. Our fuel cost per unit of power sold by domestic power plants increased by 51.32% from the previous year to RMB316.36 per MWh.

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

Operations in Singapore

Tuas Power, one of our wholly owned business units, operates in Singapore and is engaged in the business of generation, wholesale and retail of power and other relating utilities. Tuas Power is comprised of Tuas Power Ltd (“TPL”), the investment holding company, and seven subsidiaries. Among these subsidiaries, Tuas Power Generation Pte. Ltd. (“TPG”) is the electricity generation company that owns 100% of Tuas Power Supply Pte Ltd (“TPS”), which is the retail arm of TPG. Separately, TP Utilities (“TPU”), a wholly owned subsidiary of TPL is engaged in the business of production and supply of utilities to industrial customers at Tembusu, Jurong Island in Singapore, as well as the generation of electricity dispatched to the electricity wholesale market. TPL, through a joint venture company, is currently building Singapore’s fifth desalination plant under a Develop-Build-Own-Operate (DBOO) scheme and is target for completion in 2022.

We have consolidated Tuas Power’s results of operations since March 2008. The total assets and revenue of Singapore operations represented approximately 5.41% and 7.98%, respectively, of our consolidated total assets and revenue as of and for the year ended December 31, 2021. In 2021, the power generated by Tuas Power in Singapore accounted for 19.2% of the total power generated in Singapore, lower than 2020.

Operations in Pakistan

We engaged in the business of generation, wholesale and retail of power and other relating utilities through our subsidiaries, Huaneng Shandong Ruyi (Pakistan) Energy (Private) Co., Ltd. (“Ruyi Pakistan Energy”) and Shandong Huatai Electric Power Operation & Maintenance (Private) Co., Ltd. (“Huatai Power”) and their subsidiaries. We have consolidated results of operations of Ruyi Pakistan Energy and Huatai Power since December 31, 2018. The total assets and revenue of Pakistan operations represented approximately 2.68% and 2.56%, respectively, of our consolidated total assets and revenue as of and for the year ended December 31, 2021.

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

To ensure adequate electricity supply in Singapore, the EMA targets a minimum reserve margin (the excess of generating capacity over peak electricity demand) of 27% based on a loss of load hours (which represents the expected number of hours per year when available generating capacity is insufficient to serve the hourly demand across all hours of the year) of three hours per year. The 27% required reserve margin is to cater for scheduled maintenance as well as forced outages of generating units in the system. If the reserve margin falls below the required 27% due to demand growth and/or plant retirements, it would be an indication that new generation investments in generation units are needed to maintain system security.

The EMA intends to keep the increase and decrease in generating capacity commercially driven as far as practicable. As a precaution against the risk of insufficient generating capacity in the system, the EMA has planned to implement a competitive auction-based mechanism, i.e. Forward Capacity Market (FCM), to maintain the reserve margin at no less than 27% by providing adequate incentives to existing generation capacity and new investment. FCM also aims to facilitate orderly entry and exit of the generation capacity by taking into account of the FCM auction outcomes, up to 4 years in advance. The EMA announced on November 2, 2021 that “will therefore defer the implementation of the FCM. EMA will continue to monitor market conditions and technological developments, and review the introduction of the FCM in the future.”

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

The EMA has issued a Singapore Electricity Market Outlook (“SEMO”) 2021, which provides a long-term outlook of the energy market, such as the projected supply and demand conditions to facilitate power generation investment decisions. Based on the data provided by EMA, annual system demand and system peak demand are projected to grow at a CAGR of 2.8 – 3.2% over the next 10 years (2022 to 2032) due to growing demand from new high-growth sectors such as data centres and transport (through electrification of vehicles). A net increase of about 400MW of generation capacity, through solar and electricity imports, is projected in 2022.

We have developed the Tembusu Multi-Utilities Complex (the “TMUC”) in Singapore. The TMUC was developed in two phases. Phase 1 consists of 1 x 450 t/h coal-biomass co-fired circulated fluidized bed boiler, 2 x 200 t/h diesel/natural gas-fired boilers and 1 x 101MW steam turbine-generator, and other components of the plant. Phase 2 consists of 1 x 450 t/h coal-biomass co-fired circulated fluidized bed boiler, 1 x 200 t/h diesel/natural gas-fired boiler and 1 x 32.5MW steam turbine-generator, and other components of the plant. Phase 1 and Phase 2 commenced commercial operations in March 2013 and June 2014 respectively. The first train of 62.5 m3/h wastewater treatment facility commenced commercial operation in September 2015. TPL owns 100% equity interest in this project.

TPL collaborated with ST Engineering Marine Ltd. (ST Marine), an affiliate of Singapore Temasek Holdings, to participate in the tender for Singapore’s Public Utilities Board (PUB)’s fifth desalination plant project under a Develop-Build-Own-Operate (DBOO) scheme on July 6, 2017. The capacity of the desalination plant is 30 MIGD (137,000 cubic meter per day). The desalination plant is located at Tembusu Jurong Island, adjacent to TMUC in order to achieve synergy. TPL and ST Marine incorporated a concession company, TP-STM Water Resources Pte. Ltd. (TP-STM Water Resources), on November 1, 2017 and executed the Water Purchase Agreement (WPA) with PUB on November 6, 2017. TPL owns 60% equity interests in TP-STM Water Resources. The construction of the desalination plant commenced in August 2018. The project commercial operation date (PCOD) was originally scheduled for June 2020 but has been delayed due to the impact of the COVID-19 pandemic. The term of concession is 25 years from the PCOD.

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

In 2019, NDRC and NEA successively issued, among others, Notice on Regulating the Management of Priority Generation and Priority Purchase Plan, Notice on Establishing and Perfecting Renewable Energy Power Consumption Guarantee Mechanism, Notice on Full Release of Power Generation and Utilization Plan for Operating Power Users, and Guidance on Deepening the Reform of the On-grid Tariff Formation Mechanism for Coal-fired Power to guarantee the purchase of clean energy such as wind power and solar power, increase the utilization rate of renewable energy, and reduce the amount of abandoned wind and solar power. In principle, the power generation and utilization plans for operating power users are all opened up with scope of power transactions further expanded. The tariff benchmark mechanism had been changed to the market pricing mechanism of “floating around base price,” and the previous coal-power price linkage mechanism has been cancelled.

In 2021, NDRC and NEA have successively issued, among others, Notice on Further Deepening the Market-Based Reform of the Electricity Tariff for Coal-fired Power, Notice on Further Developing Time-of-Use Pricing Regime, Measures for the Management and Supervision of Power Suppliers, and Measures for Pricing of Electricity Transmission for Inter-provincial and Inter-regional Special Projects to accelerate the process of deepening the reform of the power markets regulatory regime and further develop the power market system, effectively improve the consumption capacity of renewable energy, accelerate the development in a green and low-carbon approach, and ensure that the carbon peak and carbon neutrality goals be achieved as scheduled.

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

Pricing Policy of Desalinated Water in Singapore

The supply of desalinated water to PUB, target to commence in 2022, is based on long-term WPA with PUB. The pricing of desalinated water has both fixed and variable components.

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

In 2021, China’s power market reform further continued to strengthen the establishment of the power markets with the goals of carbon peaking and carbon neutrality and to vigorously and synchronously promote the establishment of medium- and long-term electricity trading markets, electricity spot markets, and auxiliary service markets. In 2021, China (i) further improved the time-of-use tariff pricing regime to better guide users to consume electricity power in an optimized approach, improve the balance of electricity supply and demand, and promote the consumption of new energy power; (ii) further deepened the market-oriented reform of tariff pricing system for coal-fired power by, in principle, having all electricity generatated by coal-firing power plants priced within a 20% floating range around the base price (with high-energy-consuming enterprises not subject to the 20% limitations); and (iii) with the purpose to establish an unified power market system, actively and steadily promoted the interprovincial electricity spot trade, continuously expanded the scope of transactions conducted in the power markets, gradually guided major electricity users and electricity suppliers to make direct power market transactions, and promoted with priority direct transactions between renewable energy power plants and electricity users having demands on green electricity. Governmental authorities in China also issued multiple guidance and notices and take certain measures on the consumption of renewable energy generated electricity.

In general, establishing liberalized power markets represents the general trend in China’s power market reform, which is conducive to creating a competitive environment that is fair, transparent and equitable. Currently, all electricity generated by coal-firing power plants shall in principle be traded in the power markets, where the market participants shall determine the trading price and volume through bilateral negotiations and platform bidding process, while electricity generated by renewable energy power plants shall be purchased through both guaranteed procurement regime and power market transactions, with the volume to be purchased under guaranteed procurement regime to be determined by the governmental authorities.

Power sales in Singapore

According to EMC, the total registered capacity in commercial operation for 2021 in Singapore was 12,149 MW, of which 10,512 MW belonged to CCGT/Cogen/Trigen facilities. In 2021, the peak demand for electricity was 7,315 MW against 2020’s 7,034 MW. The power market in Singapore is competitive, and power generation companies compete to sell their power output into NEMS through a bidding process with hedging via vesting contracts and retail sales. The Vesting Contract Scheme has dropped to LNG vesting level in second half of 2019. The decrease in allocated vesting contract volumes will have to be made up through increased retail sales or increased exposure to pool prices which are volatile in nature.

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

Utility sales in Singapore

In 2021, TMUC sold 2,126,111MT of steam to customers, a decrease of 9% as compared to 2,336,645MT in 2020 amid COVID-19 pandemic.

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

Coal

Our coal supply for our coal-fired power plants is mainly obtained from numerous coal producers in Shanxi Province, Inner Mongolia Autonomous Region and Shaanxi Province. We also obtain coal from overseas suppliers.

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

In 2021, we purchased 202.84 million tons of coal and consumed 197.9 million tons of coal. Of our total coal purchases, 55.15% was purchased under annual contracting arrangements and the remainder was purchased on the open market. The coal purchase price for our Company, including transportation costs and miscellaneous expenses, averaged approximately RMB770.67 per ton in 2021, representing an increase of 60.9% compared to 2020. Our unit fuel cost of our domestic power plants in 2021 increased by 51.32% from that in 2020.

Singapore’s Tuas Power used coal as primary fuel for its TMUC’s cogeneration plants. Coal is procured from coal producers in Indonesia via two long-term coal supply contracts with 10-year and 15-year terms respectively, and short-term contracts. The prices are indexed to the Global Coal Newcastle Index and HBA (Coal Reference Price which is regulated by Indonesia Government) Index. In 2021, Tuas Power purchased partial volume from the open market to lower the increased long term coal prices, and achieved some cost savings in this spot purchase.

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

We are 32.28% owned by HIPDC, which in turn is a subsidiary of Huaneng Group. Huaneng Group was established in 1988 with the approval of the State Council. Huaneng Group also holds a 13.94% equity interest in us in addition to HIPDC’s ownership. In 2002, Huaneng Group was restructured as one of the five independent power generation group companies to take over the power generation assets originally belonging to the State Power Corporation of China. Huaneng Group has a registered capital of RMB34.9 billion and is controlled and managed by the central government. Huaneng Group is principally engaged in the development, investment, construction, operation and management of power plants; organizing the generation and sale of power (and heat); and the development, investment, construction, production and sale of products in relation to energy, transportation, new energy and environmental protection industries.

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

The following organizational chart sets forth the organizational structure of HIPDC and us as of March 31, 2022:

Notes:

*

Huaneng Group indirectly holds 100% equity interests in Pro-Power Investment Limited through its wholly owned subsidiary, China Hua Neng Hong Kong Company Limited, and Pro-Power Investment Limited in turn holds 25% equity interests in HIPDC. As a result, Huaneng Group beneficially holds 100% of equity interests in HIPDC.

**

3.01% was held by Huaneng Group through its wholly owned subsidiary, China Hua Neng Hong Kong Company Limited, 0.84% was held by China Huaneng Group Treasury Management (Hong Kong) Limited and the remaining approximately 0.19% was held by Huaneng Group through its subsidiary, China Huaneng Finance Corporation Limited.

For a detailed discussion of the Company’s subsidiaries, see Note 9 to the Financial Statements.

D.	Property, plants and equipment

The following table presents certain summary information on our power plants as of December 31, 2021.

		Current
	Actual In-service	Installed		Attributable	Type
Plant or Expansion	Date	Capacity	Ownership	Capacity	of Fuel
(Names as defined below)		(MW)%		MW

Heilongjiang Province
Xinhua Power Plant	Unit I: Sep. 1979	1 x 200	70%	140	Coal
	Unit II: Sep. 2005	1 x 330	70%	231
Hegang Power Plant	Unit I: Nov. 1998	1x 300	64%	192	Coal
	Unit II: Nov. 1999	1x 300	64%	192
	Unit III: Apr. 2007	1 x 600	64%	384
Daqing Co-generation	Unit I: Jun. 2013	1 x 350	100%	350	Coal
	Unit II: Aug. 2013	1 x 350	100%	350
Yichun Co-generation	Unit I: Sep. 2015	1 x 350	100%	350	Coal
	Unit II: Dec. 2015	1 x 350	100%	350
Sanjiangkou Wind Power	66 turbines: Feb. 2010	99	82.85%	82.02	Wind
Linjiang Jiangsheng Wind Power	66 turbines: Oct. 2015	99	82.85%	82.02	Wind
Daqing Heping Aobao Wind Power	32 turbines: Dec. 2011	96	100%	96	Wind
	32 turbines: May 2012	96	100%	96
	32 turbines: Dec. 2013	96	100%	96
Zhaodong Dechang Photovoltaic	Dec. 2017	20	100%	20	Solar
Shuangyu Photovoltaic
Shuangyu Photovoltaic	Jul. 2018	20	100%	20	Solar
Xinhua Photovoltaic	Jun. 2018	20	100%	20	Solar
Donghai Photovoltaic	Jul. 2018	20	100%	20	Solar

Xinken (Luobei) Wind Power	64 turbines: Q3 2021	60 x 3.2 4 x 2	100%	200	Wind

Jilin Province
Jiutai Power Plant	Unit I: Oct. 2009	1 x 670	100%	670	Coal
	Unit II: Dec. 2009	1 x 670	100%	670
Changchun Co-generation	Unit I: Dec. 2009	1 x 350	100%	350	Coal
	Unit II: Apr. 2010	1 x 350	100%	350
Nongan Biomass
Phase I	Dec. 2011	1 x 25	100%	25	Biomass
Phase II	Dec. 2020	1 x 35	100%	35	Biomass
Linjiang Jubao Hydropower	Sep. 2004	2 x 10	100%	20	Solar
Zhenlai Wind Power	33 turbines: Jun. 2009	49.5	100%	49.5	Wind
	33 turbines: Dec. 2011	49.5	100%	49.5
Siping Wind Power	50 turbines: Oct. 2010	75	100%	75	Wind
	25 turbines: Nov. 2010	50	100%	50
	50 turbines: Dec. 2010	75	100%	75
	2 turbines: 2019	6	100%	6
	64 turbines: Q3 2021	13 x 3 1 x 2.5	100%	41.5	Wind
Tongyu Tuanjie Wind Power	74 turbines: Dec. 2015	148	100%	148	Wind
Linjiang Jubao Photovoltaic	Jun. 2017	15	100%	15	Solar
Zhenlai Photovoltaic	Jun. 2018	20	50%	10	Solar
Shuilongshan Photovoltaic	Q3 2020	100	100%	100	Solar
Liangjingzi Wind Power	108 turbines: Q4 2021	68 x 4 40 x 3.2	100%	400	Wind

Liaoning Province
Dalian Power Plan
Phase I	Unit I: Sep. 1988	2 x 350	100%	700	Coal
	Unit II: Dec. 1988
Phase II	Unit III: Jan. 1999	2 x 350	100%	700	Coal
	Unit IV: Jan. 1999
Dandong Power Plant	Unit I: Jan. 1999	2 x 350	100%	700	Coal
	Unit II: Jan. 1999
Yingkou Power Plant

Phase I	Unit I: Jan. 1996	2 x 320	100%	640	Coal
	Unit II: Dec. 1996
Phase II	Unit III: Aug. 2007	2 x 600	100%	1,200	Coal
	Unit IV: Oct. 2007
Yingkou Co-generation	Unit I: Dec. 2009	2 x 330	100%	660	Coal
	Unit II: Dec. 2009
Wafangdian Wind Power	24 turbines: Jun. 2011	48	100%	48	Wind
Changtu Wind Power	33 turbines: Nov. 2012	97.5	100%	97.5	Wind
	24 turbines: Oct. 2014
Suzihe Hydropower	2012	3 x 12.5	100%	37.5	Hydro
Dandong Photovoltaic	May. 2016	9.864	100%	9.864	Solar
Yingkou Co-generation Photovoltaic	Jun. 2016 and Q4 2021	15.7	100%	15.7	Solar
Yingkou Co-generation Wind Power	May 2019	12.5	100%	12.5	Wind
Yingkou Xianrendao Co-generation Power	Mar. 2017	2*50	100%	100	Coal
Jianchang Bashihan Photovoltaic
Phase I	Aug. 2017	22.03	100%	22.03	Solar
Phase II	Aug. 2017	22.03	100%	22.03	Solar
Xiao Deyingzi Photovoltaic	Aug. 2017	15.56	100%	15.56	Solar
Chaoyang Heiniuyingzi Photovoltaic	Aug. 2017	18.79	100%	18.79	Solar
Dalian Co-generation	Unit I: Jun. 2020	2 x 50	100%	100	Coal
	Unit II: June. 2020
Dandong Distributed Wind Power	4 turbines: Q4 2020	4 x 3	100%	12	Wind
Dalian Distributed Wind Power	5 turbines: Q4 2021	5 x 3	100%	15	Wind
Yingkou Photovoltaic	Q4 2021	5.7	100%	5.7	Solar
Xianrendao Co-generation Photovoltaic	Q4 2021	5.99	100%	5.99	Solar

Inner Mongolia Autonomous Region
Huade Wind Power
Phase I	33 turbines: Dec. 2009	49.5	100%	49.5	Wind
Phase II	33 turbines: Jun. 2011	49.5	100%	49.5	Wind
Naren Wind Power	58 turbines: Q4 2020	58 x 3	100%	174	Wind

Hebei Province
Shang’ an Power Plant	Unit I: Aug. 1990	2 x 350	100%	700	Coal
Phase I	Unit II: Dec. 1990
Phase II	Unit III: Oct. 1997	2 x 330	100%	660	Coal
	Unit IV: Oct. 1997
Phase III	Unit V: Jul. 2008	2 x 600	100%	1,200	Coal
	Unit VI: Aug. 2008
Kangbao Wind Power
Phase I	33 turbines: Jan. 2011	49.5	100%	49.5	Wind
Phase II	44 turbines	40 x 2.2 4 x 2	100%	96	Wind
Kangbao Xitan Photovoltaic	Jun. 2016	20	100%	20	Solar
Zhuolu Dabao Wind Power	24 turbines: Mar. 2017	48	100%	48	Wind
Phase II	15 turbines: Q2 2021	15 x 32	100%	48	Wind
Shang’an Dianchanghuichang Photovoltaic	Dec. 2017	17	100%	17	Solar
Shangyi Guolang Photovoltaic	Q3 2021	100	100%	100	Solar
Weixian Zeen Photovoltaic	Q3 2021	88	100%	88	Solar
Luquan Distributed Photovoltaic	Q4 2021	0.8	100%	0.8	Solar

Gansu Province
Pingliang Power Plant
Phase I	Unit I: Sep. 2000	3 x 325	65%	633.75	Coal
	Unit II: Jun. 2001
	Unit III: Jun. 2003
	Unit IV: Nov. 2003	1 x 330	65%	214.5	Coal
	Unit V: Feb. 2010	2 x 600	65%	780	Coal
	Unit VI: March 2010
Ganhekoubei II Wind Power	156 turbines	111 x 15	100%	249.5	Wind
		20 x 2.2
		3 x 2
Qiaowan III Wind Power	91 turbines	67 x 1.5	100%	148.5	Wind
		24 x 2
Qiaowan IV Wind Power	136 turbines	101 x 1.5	100%	5.7	Wind
Anbei III Wind Power	259 turbines	200 x 2	100%	60	Wind
		56 x 3.4

		3 x 3.2
Yigang Wind Power	96 turbines: Dec. 2015	192	100%	192	Wind

Ningxia Autonomous Region
Ruyi Helan Rooftop Photovoltaic	Jun. 2017	19.8	40%	7.92	Solar

Beijing Municipality
Beijing Co-generation
Phase I	Unit I: Jan. 1998	2 x 165	41%	135.3	Coal
	Unit II: Jan. 1998
	Unit III: Dec. 1998	2 x 220	41%	180.4	Coal
	Unit IV: Jun. 1999
	Unit V: Apr. 2004	1 x 75	41%	30.75	Coal
Beijing Co-generation CCGT
Phase II	Unit VI: Dec. 2011	2 x 306.9	41%	251.66	Gas
	Unit VII: Dec. 2011
	Unit VIII: Dec. 2011	1 x 309.6	41%	126.936	Gas
Beijing Co-generation CCGT
Phase III	Unit IX: Nov. 2017	2 x 343	41%	281.26	Gas
	Unit X: Nov. 2017
	Unit XI: Nov. 2017	1 x 312	41%	127.92	Gas

Tianjin Municipality
Yangliuqing Co-generation	Unit I: Dec. 1998	4 x 300	55%	660	Coal
	Unit II: Sep. 1999
	Unit III: Dec. 2006
	Unit IV: May 2007
Lingang Co-generation CCGT	Unit I: Dec. 2014	1 x 313	100%	463	Gas
		1 x 150
Chenxi Photovoltaic	Jun. 2017	2.2	55%	1.21	Solar
Longye Photovoltaic		9.74	100%	9.74	Solar

Shanxi Province
Yushe Power Plant	Unit III: Oct. 2004	2 x 300	100%	600	Coal
	Unit IV: Nov. 2004
Zuoquan Power Plant	Unit I: Dec. 2011	2 x 673	80%	1,076.8	Coal
	Unit II: Jan. 2012
Dongshan CCGT	Unit I: Oct. 2015	2 x297.7	82%	488.23	Gas
	Unit II: Oct. 2015
	Unit III: Oct. 2015	263.6	82%	216.25	Gas
Yushe Photovoltaic	Jun. 2017	50	100%	50	Solar
Yushe Fupin Photovoltaic	Aug. 2018	10.5	90%	9.45	Solar
Ruicheng Monan Photovoltaic	2019	150	100%	150	Solar
Pinglu Zhangguiyao Wind Power	35 turbines: Q4 2020	35 x 2	51%	35.7	Wind
Wuzhai Lufeng Wind Power	28 turbines: 2021	17 x 3.6 10 x 3.2 1 x 2.5	51%	48.81	Wind
Fanchi Pangu Wind Power	50 turbines: 2021	50 x 2	51%	51	Wind
Changzhi Photovoltaic	2019	250	49%	122.5	Solar
Ruicheng Ximo Photovoltaic	2020	150	51%	76.5	Solar
Yangjiao Wind Power	21 turbines	16 x 2.5	100%	51	Wind
		5 x 2.2

Shandong Province
Dezhou Power Plant
Phase I	Unit I: 1992	1 x 330	100%	330	Coal
	Unit II: 1992	1 x 320	100%	320	Coal
Phase II	Unit III: Jun. 1994	1 x 330	100%	330	Coal
	Unit IV: May 1995	1 x 320	100%	320	Coal
Phase III	Unit V: Jun. 2002	2 x 700	100%	1,400	Coal
	Unit VI: Oct. 2002
Jining Power Plant
Circulating fluidized bed boiler	Unit V: Jul. 2003	2 x 135	100%	270	Coal
	Unit VI: Aug. 2003
Co-generation	Unit I: Nov. 2009	2 x 350	100%	700	Coal
	Unit II: Dec. 2009

Xindian Power Plant
Phase III	Unit V: Sep 2006	2 x 300	95%	570	Coal
	Unit VI: Nov. 2006
Weihai Power Plant
Phase II	Unit III: Mar. 1998	2 x 320	60%	384	Coal
	Unit IV: Nov. 1998
Phase III	Unit V: Dec. 2012	2 x 680	60%	816	Coal
	Unit VI: Dec. 2012
Rizhao Power Plant
Phase I	Unit I: Sep. 1999	1 x 350	88.8%	311	Coal
	Unit II: Jan. 2003	1 x 350	88.8%	311
Phase II	Dec. 2008	2 x 680	100%	1,360	Coal
Zhanhua Co-generation	Jul. 2005	2 x 165	100%	330	Coal
Baiyanghe Power Plant	Unit I: Oct. 2003	1 x 145	80%	116	Coal
	Unit II: Oct. 2003	1 x 145	80%	116
	Unit III: Dec. 2009	1 x 300	80%	240
	Unit IV: Dec. 2009	1 x 300	80%	240
Jiaxiang Power Plant	Unit I: Oct. 2006	1 x 330	40%	132	Coal
	Unit II: May. 2007	1 x 330	40%	132
Jining Co-generation	Unit I: Apr. 2004	1 x 30	40%	12	Coal
	Unit II: Jul. 2004	1 x 30	40%	12
Qufu Co-generation	Unit I: Feb. 2009	1 x 225	40%	90	Coal
	Unit II: Sep. 2009	1 x 225	40%	90
Huangtai Power Plant	Unit I: Nov. 1987	1 x 330	72%	237.6	Coal
	Unit II: Jan. 2011	1 x 350	72%	252
	Unit III: Jan. 2011	1 x 350	72%	252

Yantai Power Plant	Unit I: Apr. 1996	1 x 110	80%	88	Coal
	Unit II: Oct. 2005	1 x 160	80%	128
	Unit III: Dec. 2005	1 x 160	80%	128
	Unit IV: Oct. 2006	1 x 160	80%	128
Linyi Power Plant	Unit I: Dec. 2012	1 x 350	60%	210	Coal
	Unit II: Oct. 2013	1 x 350	60%	210
	Unit III: Dec. 1997	1 x 140	60%	84
	Unit IV: Apr. 2003	1 x 140	60%	84
	Unit V: Sep. 2003	1 x 140	60%	84
	Unit VI: Apr. 2005	1 x 140	60%	84
Jining Yunhe Power Plant	Unit I: Jul. 2000	1 x 145	78.68%	114.09	Coal
	Unit II: Nov. 2000	1 x 145	78.68%	114.09
	Unit III: Sep. 2003	1 x 145	78.68%	114.09
	Unit IV: Feb. 2004	1 x 145	78.68%	114.09
	Unit V: Sep. 2006	1 x 330	78.68%	259.64
	Unit VI: Mar. 2006	1 x 330	78.68%	259.64
Liaocheng Co-generation	Unit I: Jan. 2006	1 x 330	60%	198	Coal
	Unit II: Sep. 2006	1 x 330	60%	198
		2 x 140	60%	168
Zhongtai Power Plant	Unit I: May. 2007	1 x 150	80%	120	Coal
	Unit II: Dec. 2007	1 x 150	80%	120
Laiwu Power Plant	Unit I: Dec. 2015	1 x 1000	74.32%	743.2	Coal
	Unit II: Nov. 2016	1 x 1000	74.32%	743.2
Muping Wind Power	28 turbines: Dec. 2010	42	80%	33.6	Wind
Penglai Wind Power	24 turbines: Sep. 2014	48	80%	38.4	Wind
	1 turbine: Sep. 2014	1.8	80%	1.44
	24 turbines: Oct. 2016	48	80%	38.4
	1 turbine: Oct. 2016	1.8	80%	1.44
Rushan Wind Power	8 turbines: Sep. 2014	12	80%	9.6	Wind
	11 turbines: Sep. 2014	16.5	80%	13.2
	2 turbines: Oct. 2016	3	80%	2.4
	7 turbines: Oct. 2016	10.5	80%	8.4
Rongcheng Wind Power	1 turbine: Jan. 2006	1.5	48%	0.72	Wind
	1 turbine: Jan. 2006	1.5	48%	0.72
	1 turbine: Jan. 2006	1.5	48%	0.72
	2 turbines: Feb. 2006	3	48%	1.44
	2 turbines: Feb. 2006	3	48%	1.44
	3 turbines: Mar. 2006	4.5	48%	2.16
Dongying Wind Power	32 turbines: Dec. 2009	48	56%	26.88	Wind
Boshan Photovoltaic	May. 2016	12	80%	9.6	Solar
Sishui Photovoltaic	Jun. 2015	20	80%	16	Solar

Gaozhuang Photovoltaic	May. 2016	20	80%	16	Solar
Jining Co-generation Photovoltaic	Feb. 2017	20	80%	16	Solar
Zhanhua Qingfenghu Wind Power	50 turbines: Dec. 2017	100	80%	80	Wind
Jining Photovoltaic	Feb. 2017	20	80%	16	Solar
Laiwu Niuquan Photovoltaic	Apr. 2017	20	80%	16	Solar
Furuite Rooftop Photovoltaic	Jun. 2017	6.3	95%	5.99	Solar
Zhanhua Hufenghu Photovoltaic	Jun. 2017	100	46%	46	Solar
Weihai Haibu Photovoltaic	Jun. 2017	19.75	80%	15.8	Solar
Jining Weishan Zhaozhuang Photovoltaic	Dec. 2017	80	40%	32	Solar
Jiyang Biomass	Dec. 2020	30	80%	24	Biomass
Haiyang Offshore Wind Power	58 turbines: Q4 2021	58 x 5.2	60%	180.96	Wind
Dezhou Dingzhuang Photovoltaic	Q4 2021	200	80%	160	Solar
Yantai Bajiao Power	2019	2 x 670	80%	1,072	Coal
Laiwu Co-generation		2 x 330	74.32%	490.51	Coal
Sishui Biomass		30	80%	24	Biomass
Dezhou Dingzhuang Wind Power	25 turbines	25 x 4	80%	80	Wind
Laizhou Wind Power	37 turbines	28 x 1.5	80%	42.6	Wind
		9 x 1.25
Heze Dongming Wind Power	26 turbines	10 x 3.2	100%	80	Wind
		16 x 3
Qixia Wind Power	20 turbines	20 x 2.5	80%	40	Wind
Xintai Photovoltaic		100	65.78%	65.78	Solar

Henan Province
Qinbei Power Plant
Phase I	Unit I: Nov. 2004	2 x 600	60%	720	Coal
	Unit II: Dec. 2004
Phase II	Unit III: Nov. 2007	2 x 600	60%	720	Coal
	Unit IV: Nov. 2007
Phase III	Unit V: Mar. 2012	2 x 1000	60%	1,200	Coal
	Unit VI: Feb. 2013
Zhongyuan CCGT	Unit I: Aug. 2007	2 x 390	90%	702	Coal
	Unit II: Jan. 2008
Luoyang Co-generation Power Plant	Unit I: May. 2015	2 x 350	80%	560	Coal
	Unit II: Jun. 2015
Mianchi Co-generation	Unit I: Dec. 2016	2 x 350	60%	420	Coal
	Unit II: Dec. 2016
Zhumadian Wind Power	16 turbines: Dec. 2016	32	90%	28.8	Wind
Qinbei Dianchanghuichang
Photovoltaic	Jun. 2017	20	60%	12	Solar
Tangyin Wind Power	69 turbines: Dec. 2018	151.8	100%	151.8	Wind
	40 turbines	40 x 2.5	100%	100
Zhenyao Wind Power	24 turbines: 2019	84	95.00%	79.8	Wind
Mianchi Wind Power	27 turbines: 2019	27 x 2	80%	122	Wind
	3 turbines: 2019	6 x 3
	20 turbines	20 x 2.5
Puyang Wind Power	200 turbines	200 x 2.5	100%	650	Wind
	60 turbines	60 x 2.5
Xiayi Wind Power	20 turbines	20 x 2.5	100%	50	Wind
Taiqian Wind Power	16 turbines: 2020	16 x 2.6	51%	20.4	Wind
Koumen Jianshan Wind Power	32 turbines	15 x 3	90%	85.5	Wind
		16 x 3
		1 x 2
Tangyin Distributed Wind Power	16 turbines	16 x 2.5	100%	40	Wind
Puyang Distributed Wind Power	6 turbines	6 x 2.5	100%	15	Wind
Taiqian Distributed Wind Power	4 turbines	4 x 2.5	51%	5.1	Wind
Zhenping Wind Power	16 turbines	16 x 2.5	100%	40	Wind
Xincai Chendian Wind Power	19 turbines	19 x 2.65	100%	50.35	Wind

Jiangsu Province
Nanjing Power Plant	Unit I: Mar. 1994	2 x 320	100%	640	Coal
	Unit II: Oct. 1994
Taicang Power Plant
Phase I	Unit I: Dec. 1999	2 x 320	75%	480	Coal
	Unit II: Apr. 2000
Phase II	Unit III: Jan. 2006	2 x 630	75%	945	Coal
	Unit IV: Feb. 2006
Taicang Dianchanghuichang Photovoltaic	Jun. 2018	50	75%	37.5	Solar

Huaiyin Power Plant
Phase II	Unit III: Jan. 2005	2 x 330	63.64%	420	Coal
	Unit IV: Mar. 2005
Phase III	Unit V: May 2006	2 x 330	63.64%	420	Coal
	Unit VI: Sep. 2006
Huaiyin Dianchang Photovoltaic	Jun. 2018	30	100%	30	Solar
Jinling Power Plant
CCGT	Unit I: Dec. 2006	2 x 390	60%	468	Gas
	Unit II: Mar. 2007
CCGT-Cogeneration	Unit I: April 2013	191.3	57.4%	109.8	Gas
	Unit II: May 2013	191.3	57.4%	109.8
Jinling Coal-Fired	Unit III: Dec. 2009	2 x 1,030	60%	1,236	Coal
	Unit IV: Aug. 2012
Suzhou Co-generation	Unit I: Aug. 2006	2 x 60	53.45%	64.14	Coal
	Unit II: Oct. 2006

Nanjing Chemical Industry Park Co-generation	Unit I: Apr. 2016	50	70%	35	Coal
	Unit II: Dec. 2016	50	70%	35
Qidong Wind Power
Phase I	61 turbines: Mar. 2009	91.5	65%	59.475	Wind
Phase II	25 turbines: Jan. 2011	50	65%	32.5	Wind
	22 turbines: Jun. 2012	44	65%	28.6	Wind
Rudong Wind Power	24 turbines: Nov. 2013	48	90%	43.2	Wind
Tongshan Wind Power
Phase I	25 turbines: Mar. 2016	50	70%	35	Wind
Phase II	24 turbines: Dec. 2017	48	70%	33.6	Wind
Luhe Wind Power	25 turbines: Dec. 2016	50	100%	50	Wind
Rudong Offshore Wind Power	26 turbines: Mar, 2017	106.4	70%	211.68	Wind
	44 turbines: Sep. 2017	196
Guanyun Power	Unit I: Dec. 2017	2 x 25	100%	50	Coal
	Unit II: Dec. 2017
Suzhou CCGT	Unit I: Jul. 2017	178	53.45%	241.59	Gas
	Unit II: Jul. 2017	48
	Unit III: Sep. 2017	178
	Unit IV: Sep. 2017	48
Yizheng Wind Power
Phase I	21 turbines: Dec. 2017	46.2	100%	46.2	Wind
Phase II	6 turbines: Jul. 2018	13.8	100%	13.8	Wind
Guanyun Photovoltaic	Jun. 2017	14.1	100%	14.1	Solar
Dafeng Offshore Wind Power	48 turbines: 2019	405.1	100%	405.1	Wind
	20 turbines: 2019
Jiangyin CCGT	Unit I: Nov. 2020	878.6	51%	878.6	Gas
	Unit II: Dec. 2020
Taicang Changle Distributed Photovoltaic	Q4 2021	5.1	75%	3.83	Solar
Nanyang Chuanbo Distributed Photovoltaic	Q4 2021	1.97	70%	1.38	Solar
Taicang Gonganju Distributed Photovoltaic	Q4 2021	0.4	53.5%	0.21	Solar
Jinlin Co-Generation Photovoltaic	Q4 2021	2.6	57.4%	1.49	Solar
Nanjing Co-generation		2 x 390	57.39%	447.64	Coal
Shengdong Rudong Offshore Wind Power	80 turbines	34 x 5	79%	316	Wind
		46 x 5
Guanyun Offshore Wind Power	48 turbines	2 x 3	100%	302.7	Wind
		46 x 6.45
Huaiyin Sihong Photovoltaic		109.4	100%	109.4	Solar

Shanghai Municipality
Shidongkou I	Unit I: Feb. 1988	4 x 325	100%	1,300	Coal
	Unit II: Dec. 1988
	Unit III: Sep. 1989
	Unit IV: May 1990
Shidongkou II	Unit I: Jun. 1992	2 x 600	100%	1,200	Coal
	Unit II: Dec. 1992
Shidongkou Power	Unit I: Oct. 2011	2 x 660	50%	660	Coal
	Unit II: Oct. 2011
Shanghai CCGT	Unit I: May 2006	3 x 390	70%	819	Gas
	Unit II: Jun. 2006
	Unit III: Jul. 2006
Luojing Photovoltaic		22.16	100%	22.16	Solar

Chongqing Municipality
Luohuang Power Plant
Phase I	Unit I: Sep. 1991	2 x 360	60%	432	Coal
	Unit II: Feb. 1992
Phase II	Unit III: Dec. 1998	2 x 360	60%	432	Coal
	Unit IV: Dec. 1998
Phase III	Unit V: Dec. 2006	2 x 600	60%	720	Coal
	Unit VI: Jan. 2007
Liangjiang CCGT	Unit I: Oct. 2014	2 x 467	75%	701.1	Gas
	Unit II: Dec. 2014
Fengjie Jinfengshan Wind Power	55 turbines: Dec. 2018	110	100%	110	Wind
Wushan Wind Power	17 turbines: Q4 2021	15 x 3 2 x 2.5	75%	37.5	Wind

Zhejiang Province
Changxing Power Plant	Unit I: Dec. 2014	2 x 660	100%	1320	Coal
	Unit II: Dec. 2014

Yuhuan Power Plant
Phase I	Unit I: Nov. 2006	1,055	100%	2,055	Coal
	Unit II: Dec. 2006	1,000
Phase II	Unit III: Nov. 2007	1,055	100%	2,055	Coal
	Unit IV: Nov. 2007	1,000
Tongxiang CCGT		2 x 178.1	95%	435.48	Gas
		1 x 80.3
		1 x 21.9
Changxing Photovoltaic	Dec. 2014	5	100%	5	Solar
	Mar. 2015	5	100%	5	Solar
Changxing Hongqiao Photovoltaic	Sep. 2016	30	100%	30	Solar
Huzhou Distributed Photovoltaic	Jun. 2017	16.13	100%	20	Solar
	Dec. 2017	3.87
Jiapu Photovoltaic	2019	1.03	100%	1.03	Solar
Xitang Photovoltaic	2019	1.77	100%	1.77	Solar
Pinghu Offshore Wind Power	50 turbines: Q4 2021	50 x 6	100%	300	Wind
Sian Photovoltaic		10	100%	10	Solar

Hunan Province
Yueyang Power Plant
Phase I	Unit I: Sep. 1991	2 x 362.5	55%	398.75	Coal
	Unit II: Dec. 1991
Phase II	Unit III: Mar. 2006	2 x 300	55%	330	Coal
	Unit IV: May 2006
Phase III	Unit V: Jan. 2011	2 x 600	55%	660	Coal
	Unit VI: Aug. 2012
Xiangqi Hydropower	Unit I: Dec. 2011	4 x 20	100%	80	Hydro
	Unit II: May 2012
	Unit III: Jul. 2012
	Unit IV: Aug. 2012
Subaoding Wind Power	40 turbines: Dec. 2014	80	100%	80	Wind
	35 turbines: May. 2015	70	100%	70	Wind
Guidong Wind Power	42 turbines: Aug. 2015	84	100%	84	Wind
	18 turbines: Sep. 2015	36	100%	36	Wind
Yueyang Xingang Photovoltaic	May. 2017	10	55%	5.5	Solar
Yueyang Leigutai Photovoltaic	Jun. 2017	20	55%	11	Solar
Lianping Wind Power	1 turbine: 2019	3.6	80%	2.88	Wind
	13 turbines: 2019	44.2	80%	35.36
	1 turbine: 2019	3.2	80%	2.56
	7 turbines: 2019	14	80%	11.2
Yueyang Sanhui Photovltaic	2019	20	55%	11	Solar

Hubei Province
Enshi Maweigou Hydropower	Dec. 2011	3 x 5	98.01%	15	Hydro
	Dec. 2015	2 x 20	98.01%	40	Hydro
Dalongtan Hydropower	Unit I: May 2006	12	98.01	11.76	Hydro
	Unit II: Aug. 2005	12	98.01	11.76	Hydro
	Unit III: Mar. 2006	12	98.01	11.76

	Unit IV: Oct. 2008	1 x 1.6	98.01	1.57	Hydro
Yangluo Power Plant
Phase I	Unit I: Jun. 1993	600	75%	450	Coal
	Unit II: Jan. 1994
Phase II	Unit III: May 1997	660	75%	495	Coal
	Unite IV: Dec. 1997
Phase III	Unit V: Oct. 2006	1,200	75%	900	Coal
	Unit VI: Dec. 2006
Jingmen Co-generation	Unit I: Nov. 2014	2 x 350	100%	700	Coal
	Unit II: Oct. 2014
Yingcheng Co-generation	Unit II: Jan. 2015	1 x 350	100%	350	Coal
	Unit I: Jun. 2016	1 x 50	100%	50	Coal
Jieshan Wind Power
Phase I	24 turbines: Jun. 2015	48	100%	48	Wind
Phase II	36 turbines: Aug. 2016	72	100%	72	Wind
Zhongxiang Hujiawan Wind Power	12 turbines: Dec. 2017	24	100%	24	Wind
	63 turbines: Aug. 2018	126	100%	126	Wind
Suizhou Zengdufuhe Photovoltaic	Sep. 2017	16.7	100%	20	Solar
	Oct. 2017	3.3

Jiangxi Province
Jinggangshan Power Plant
Phase I	Unit I: Dec. 2000	2 x 300	100%	600	Coal
	Unit II: Aug. 2001
Phase II	Unit III: Nov. 2009	2 x 660	100%	1,320	Coal
	Unit IV: Dec. 2009
Jianggongling Wind Power	24 turbines: Dec. 2014	48	100%	48	Wind
	13 turbines: Dec. 2016	26	100%	26	Wind
Ruijin Power Plant	Unit I: May 2008	2 x 350	50%	350	Coal
	Unit II: Aug. 2008	2 x 1,000	50%	1,000	Coal
Anyuan Power Plant	Unit I: Jun. 2015	2 x 660	100%	1,320	Coal
	Unit II: Aug. 2015
Hushazui Wind Power	13 turbines: Dec. 2016	26	100%	26	Wind
Linghuashan Wind Power	26 turbines: Jun. 2017	52	100%	100	Wind
	24 Turbines: Sep. 2017	48
Gaolongshan Wind Power	36 turbines: Nov. 2018	100	100%	100	Wind
Daguzhai Wind Power	28 turbines: 2019	84	100%	84	Wind
	4 turbines: 2019	10	100%	10
Shangrao Poyang Photovoltaic	2019	264	51%	134.64	Solar
Baijiashe Wind Power	22 turbines	20 x 3.2	100%	70	Wind
		2 x 3
Sandonghu Photovoltaic		75	100%	75	Solar
Litian Xicun Photovoltaic		31.03	100%	31.03	Solar

Anhui Province
Chaohu Power Plant	Unit I: May 2008	2 x 600	60%	720	Coal
	Unit II: Aug. 2008
Hualiangting Hydropower Phase I	Unit I: Oct. 1981	2 x 10	100%	20	Hydro
	Unit II: Nov. 1981
Phase II	Unit III: Nov. 1987	2 x 10	100%	20	Hydro
	Unit IV: Nov. 1987
Huaining Wind Power	25 turbines: Jun. 2016	50	100%	50	Wind
	45 turbines: Dec. 2017	99	100%	99	Wind
Mengcheng Xiaojian Wind Power	47 turbines	2 x 3.6	100%	150	Wind
		39 x 3.2
		6 x 3
Mengcheng Xutong Wind Power	16 turbines	10 x 3.2	100%	50	Wind
		6 x 3
Shitai Xiaohe Wind Power	9 turbines	4 x 3.2	100%	25	Wind
		4 x 2.5
		1 x 2.2

Fujian Province
Fuzhou Power Plant
Phase I	Unit I: Sep. 1988	2 x 350	100%	700	Coal
	Unit II: Dec. 1988
Phase II	Unit III: Oct. 1999	2 x 350	100%	700	Coal

	Unit IV: Oct. 1999
Phase III	Unit V: Jul. 2010	2 x 660	100%	1,320	Coal
	Unit VI: Oct. 2011
Luoyuan Power		2 x 660	100%	1,320	Coal
Changle Photovoltaic	Jun. 2017	10	100%	10	Solar
Gantang Photovoltaic	Q4 2021	2.69	100%	2.69	Solar

Guangdong Province
Shantou Power Plant
Phase I	Unit VI: Oct. 2011	2 x 300	100%	600	Coal
	Unit I: Jan. 1997
	Unit II: Jan. 1997
Phase II	Unit III: Oct. 2005	1 x 600	100%	600	Coal
Haimen Power	Unit I: Jul. 2009	2 x 1,036	100%	2,072	Coal
	Unit II: Oct. 2009
	Unit III: Mar. 2013	2 x 1,036	80%	1,657.6	Coal
	Unit IV: Mar. 2013
Shantou Photovoltaic	Sep. 2016	17	100%	17	Solar
Dongguan CCGT	Unit I: Jun. 2020	945.04	80%	756.03	Gas
	Unit II: Aug. 2020

Yunnan Province
Diandong Energy
Phase I	Unit I: Feb. 2006	2 x 600	100%	1,200	Coal
	Unit II: Jul. 2006
Phase II	Unit III: Nov. 2006	2 x 600	100%	1,200	Coal
	Unit IV: May 2007
Yuwang Energy
Phase I	Unit I: Jul. 2009	2 x 600	100%	1,200	Coal
	Unit II: Feb. 2010
Fuyuan Wind Power
Wenbishan Wind Power	20 turbines: Oct. 2014	88	100%	88	Wind
Yibasan Wind Power	24 turbines: Dec. 2015	48	100%	48	Wind
Shengjing Wind Power	24 turbines: Dec. 2016	48	100%	48	Wind
Guangliangzi Wind Power	24 turbines: Oct. 2017	48	100%	48	Wind
Yuwang Changdi Hydropower	2019	4 x 4	100%	16	Hydro

Hainan Province
Haikou Power Plant	Unit
	VIII: Apr. 2006	2 x 330	91.8%	605.88	Coal
	Unit IX: May 2007
Dongfang Power Plant
Phase I	Unit I: Jun. 2009	2 x 350	91.8%	642.6	Coal
	Unit II: Dec. 2009
Phase II	Unit III: May 2012	2 x 350	91.8%	642.6	Coal
	Unit IV: Dec. 2012
Nanshan Co-generation	Unit I: Apr. 1995	2 x 50	91.8%	91.8	Gas
	Unit II: Apr. 1995
	Unit III: Oct. 2003	2 x 16	91.8%	29.376	Gas
	Unit IV: Oct. 2003
Gezhen Hydropower	Unit I: Nov. 2009	2 x 40	91.8%	73.44	Hydro
	Unit II: Nov. 2009
	Unit III: Dec. 2009	2 x 1	91.8%	1.836	Hydro
	Unit IV: Dec. 2009
Wenchang Wind Power	34 turbines: Jan. 2009	51.5	91.8%	47.277	Wind
Dongfang Photovoltaic	Jul. 2016	12	91.8%	11.016	Solar
Chengmai Photovoltaic	Jun. 2017	12.5	91.8%	11.475	Solar
	Sep. 2017	12.5	91.8%	11.475
	Sep. 2018	40	91.8%	36.72	Solar

Guizhou Province
Panzhou Wind Power Dapashan Wind Power	12 turbines: Dec. 2015	24	100%	48	Wind
	9 turbines: Nov. 2017	18	100%		Wind
	3 turbines: Dec. 2017	6
Jiaoziding Wind Power	16 turbines: Nov. 2017	32	100%	48	Wind
	8 turbines: Dec. 2017	16
Dapashan Booster Station Photovoltaic	2019	0.52	100%	0.52	Solar
Jiaoziding Booster Station Photovoltaic	2019	0.4	100%	0.4	Solar

Guanlinggang Wulonggu Photovoltaic	2019	80	100%	80	Solar
Xixiu Distributed Photovoltaic	2019	8.2	100%	8.2	Solar
Luodian Photovoltaic	2021	150	100%	150	Solar
Zhenning Photovoltaic	2021	200	100%	200	Solar
Wangmo Yangshi Photovoltaic	2021	30	100%	30	Solar
Dewohaizhuang Photovoltaic		60	51%	30.6	Solar
Xindianhuayue Photovoltaic		120	51%	61.2	Solar

Guangxi Autonomous Region
Guilin Distributed Energy	Unit I: Dec. 2017	3 x 70	80%	168	Gas
	Unit II: Dec. 2017
	Unit III: Dec. 2017
Guigang Qixingling Wind Power	6 turbines : 2019	13.8	100%	60	Wind
	21 turbines : 2019	46.2
Guigang Zhenlongshan Wind Power	17 turbines	17 x 3	100%	51	Wind

Singapore
Tuas Power	Unit III: Nov. 2001	4 x 367.5	100%	1,470	Gas
	Unit IV: Jan. 2002
	Unit V: Feb. 2005
	Unit VI: Sep. 2005
	Unit VII: Dec. 2013	405.9	100%	405.9	Gas
TMUC
Phase I	Feb. 2013	1 x 101	100%	101	Coal
Phase IIA	Jun. 2014	1 x 32.5	100%	32.5	Coal

Pakistan
Sahiwal	2017	1320	40%	528	Coal

The following table presents the availability factors and the capacity factors of our coal-fired operating power plants in China for the years ended December 31, 2019, 2020 and 2021.

Coal-fired Power Plant	Availability Factor (%)			Capacity Factor (%)
	2019	2020	2021	2019	2020	2021
Heilongjiang Province
Xinhua Power Plant	87.13	90.90	88.14	46.99	48.56	42.71
Hegang Power Plant	93.77	96.05	90.85	41.43	43.03	41.25
Daqing Co-generation	93.27	96.05	91.67	50.85	50.52	50.81
Yichun Co-generation	91.85	93.33	92.46	48.93	48.01	45.46
Jilin Province
Jiutai Power Plant	95.32	95.90	92.92	49.04	51.24	37.20
Changchun Co-generation	90.57	93.31	91.43	53.39	57.62	52.10
Liaoning Province
Dalian	91.55	95.90	93.14	45.21	45.54	45.48
Dandong	93.97	97.00	94.63	45.15	45.14	48.65
Yingkou	97.10	98.04	94.04	46.67	43.62	45.67
Yingkou Co-generation	98.01	89.24	93.25	45.17	43.94	49.44
Hebei Province
Shang’an	89.97	92.78	95.20	56.36	51.86	47.71
Gansu Province
Pingliang	91.95	96.40	98.86	42.80	49.05	57.47
Beijing Municipality
Beijing Cogeneration	90.37	91.62	96.19	35.43	35.30	36.72
Tianjin Municipality
Yangliuqing	93.93	90.09	92.99	51.38	48.39	50.92
Shanxi Province
Yushe	95.94	97.85	100.00	52.32	53.76	41.96
Zuoquan	95.97	91.03	96.23	53.81	44.87	39.72
Shandong Province
Dezhou	93.16	96.76	94.56	50.76	46.13	55.34
Jining	98.16	92.18	100.00	46.35	30.33	18.89
Weihai	94.26	95.86	94.26	52.18	47.82	56.26
Xindian	90.55	91.53	91.76	53.79	49.58	63.27
Rizhao Power	94.20	93.89	87.03	56.62	45.20	50.81
Rizhao II	94.20	96.18	87.03	56.62	54.28	53.39
Zhanhua Co-generation	97.78	100.00	100.00	39.10	28.47	20.28

Laiwu Power Plant	90.29	93.41	95.76	54.05	50.38	49.20
Baiyanghe Power Plant	90.29	97.02	92.31	46.78	38.70	43.41
Huangtai Power Plant	91.42	89.71	94.12	58.83	54.30	55.28
Yantai Power Plant	97.97	97.67	89.69	53.45	47.54	50.08
Liaocheng Co-generation	88.53	91.30	88.94	48.28	45.72	44.52
Linyi Power Plant	96.29	94.33	93.43	52.2	46.97	46.85
Jining Yunhe Power Plant	95.95	94.72	88.20	43.04	33.61	41.24
Qufu Co-generation	97.08	97.83	83.73	54.67	46.80	59.71
Jiaxiang Power Plant	95.32	94.63	91.42	52.69	46.75	53.99
Jining Co-generation	95.33	97.22	100.00	71.26	66.14	32.00
Zhongtai Power Plant	83.12	82.62	91.11	39.80	31.84	36.24
Henan Province
Qinbei	91.22	92.79	89.94	40.89	37.55	38.09
Luoyang Cogeneration Power Plant	85.95	94.40	94.56	43.08	41.55	47.11
Mianchi Co-generation	100.00	96.58	97.00	41.65	39.31	45.62
Jiangsu Province
Nantong	95.95	96.13	94.59	42.16	29.51	25.64
Nanjing	93.99	93.44	75.67	51.42	49.55	46.14
Taicang	95.09	94.90	98.40	58.89	55.76	69.79
Huaiyin	97.29	97.40	99.18	39.33	35.67	47.38
Jinling Coal-fired	83.66	95.25	98.23	53.7	55.34	60.06
Suzhou Co-generation	94.68	97.38	97.34	72.94	74.73	63.22
Shanghai Municipality
Shidongkou I	97.14	100.00	98.51	38.04	38.76	50.54
Shidongkou II	92.23	94.09	93.40	50.97	52.18	64.73
Zhejiang Province
Changxing	94.1	94.25	93.56	52.24	52.23	65.98
Yuhuan	96.19	95.79	95.92	54.33	52.86	60.05
Chongqing Municipality
Luohuang	94.24	96.30	93.78	35.86	33.32	47.62
Hunan Province
Yueyang	92.97	97.01	94.00	47.32	42.06	52.40
Hubei Province
Yangluo Power	92.04	95.41	97.74	58.92	43.30	52.90
Jingmen Thermal Power	96.07	95.57	92.54	60.03	45.36	50.78
Yingcheng Thermal Power	93.75	95.12	85.86	65.84	54.63	57.87
Jiangxi Province
Jinggangshan	89.55	96.65	90.97	56.58	58.78	59.55
Ruijin Power	89.61	92.07	98.68	58.24	55.99	62.35
Anyuan Power Plant	91.92	90.74	89.85	61.26	61.37	59.33
Anhui Province
Chaohu Power	94.33	95.28	95.84	52.67	47.76	52.05
Fujian Province
Fuzhou	93.03	96.48	92.54	46.32	51.05	54.53
Guangdong Province
Shantou	93.89	93.45	93.37	48.9	47.69	60.98
Haimen	97.36	93.83	92.29	47.43	48.79	62.26
Yunnan Province
Diandong	96.92	85.85	68.75	15.6	23.86	26.31
Yuwang	99.89	94.63	100.00	4.06	21.06	31.82
Hainan Province
Haikou	96.05	98.62	92.31	60.85	56.78	44.19
Dongfang	94.39	94.94	93.96	61.06	56.72	62.96

The details of our operating power plants, construction projects and related projects as of December 31, 2021 are described below.

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

In 2021, Xinhua Power Plant obtained 97.48% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Xinhua Power Plant in 2021 was RMB392.15 (2020: RMB375.17) per ton.

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

In 2021, Hegang Power Plant obtained 58.99% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Hegang Power Plant in 2021 was RMB516.75 (2020: RMB438.59) per ton.

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

In 2021, Daqing Co-generation obtained 99.23% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Daqing Co-generation in 2021 was RMB384.09 (2020: RMB366.19) per ton.

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

In 2021, Yichun Co-generation obtained 54.38% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Yichun Co-generation in 2021 was RMB529.77 (2020: RMB438.69) per ton.

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

Xinken (Luobei) Wind Power

Huaneng Xinken (Luobei) Wind Power Plant (“Xinken (Luobei) Wind Power”) is located in the county of Luobei in Heilongjiang Province. Xinken (Luobei) Wind Power commenced operation in Q3 2021, with an installed capacity of 200 MW, consisting of 60 wind power turbines of 3.2 MW each and 4 wind power turbines of 2 MW each. We hold 100% of the equity interest in Xinken (Luobei) Wind Power.

Power Plants in Jilin Province

Jiutai Power Plant

Huaneng Jiutai Power Plant (“Jiutai Power Plant”) is located in the city of Changchun in Jilin Province. Jiutai Power Plant, including Phase I and Phase II, has an installed capacity of 1,340 MW and consists of two 670 MW coal-fired generating units which commenced operations in 2009. We hold 100% equity interest in Jiutai Power Plant.

In 2021, Jiutai Power Plant obtained 36.58% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Jiutai Power Plant in 2021 was RMB490.68 (2020: RMB426.34) per ton.

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

In 2021, Changchun Co-generation obtained 52.77% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Changchun Co-generation in 2021 was RMB429.19 (2020: RMB402.21) per ton.

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

Zhenlai Wind Power sells its electricity to Jilin Electric Power Company.

Siping Wind Power

Huaneng Siping Wind Power Plant (“Siping Wind Power”) is located in the city of Siping in Jilin Province. Phase I of the Siping Wind Power commenced operation in October 2010, with an installed capacity of 75 MW, consisting of 50 wind power turbines of 1.5 MW each. Phase II of the Siping Wind Power commenced operation in November 2010, with an installed capacity of 50 MW, consisting of 25 wind power turbines of 2 MW each. Phase III of the Siping Wind Power commenced operation in December 2010, with an installed capacity of 75 MW, consisting of 50 wind power turbines of 1.5 MW each. In 2019, two wind power turbines of 3MW each commenced operation. In 2020, 13 wind turbines of 3MW each and one wind turbine of 0.5MW commenced operation. We hold 100% of the equity interest in Siping Wind Power.

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

Shuilongshan Photovoltaic

Shuilongshan Photovoltaic Power Plant (“Shuilongshan Photovoltaic”) is located in the city of Baicheng in Jilin Province. Shuilongshan Photovoltaic commenced operation in Q3 2020, with an installed capacity of 100 MW. We hold 100% of the equity interest in Shuilongshan Photovoltaic.

Liangjingzi Wind Power

Huaneng Liangjingzi Wind Power Plant (“Liangjingzi Wind Power”) is located in the city of Baicheng in Jilin Province. Liangjingzi Wind Power commenced operation in Q4 2021, with an installed capacity of 400 MW, consisting of 68 wind power turbines of 4 MW each and 40 wind power turbines of 3.2 MW each. We hold 100% of the equity interest in Liangjingzi Wind Power.

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

In 2021, Dalian Power Plant obtained 48.16% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Dalian Power Plant in 2021 was RMB792.96 (2020: RMB490.42) per ton.

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

In 2021, Dandong Power Plant obtained 38.39% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Dandong Power Plant in 2021 was RMB790.88 (2020: RMB434.98) per ton.

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

In 2021, Yingkou Power Plant obtained 33.44% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Yingkou Power Plant in 2021 was RMB748.36 (2020: RMB461.37) per ton.

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

In 2021, Yingkou Co-generation obtained 88.96% of its total consumption of coal from annual contracts. The average coal purchase price for Yingkou Co-generation in 2021 was RMB487.45 (2020: RMB419.62) per ton.

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

Dandong Photovoltaic

Dandong 10 MW Photovoltaic Power Plant (“Dandong Photovoltaic”) is located in Liaoning Province. Dandong Photovoltaic commenced operation in May 2016, with an installed capacity of 9.864 MW. We hold 100% of the equity interest in Dandong Photovoltaic.

Dandong Photovoltaic sells its electricity to Liaoning Electric Power Company.

Yingkou Co-generation Photovoltaic

Yingkou Co-generation 10 MW Photovoltaic Power Plant (“Yingkou Co-generation Photovoltaic”) is located in Liaoning Province. Yingkou Co-generation Photovoltaic commenced operation in June 2016, with an installed capacity of 15.7 MW. We hold 100% of the equity interest in Yingkou Co-generation Photovoltaic.

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

In 2021, Yingkou Xianrendao Co-generation Power obtained none of its total consumption of coal from annual contracts. The average coal purchase price for Yingkou Xianrendao Co-generation Power in 2021 was RMB656.75 (2020: RMB363.09) per ton.

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

In 2021, Dalian Co-generation obtained 44.81% of its total consumption of coal from annual contracts. The average coal purchase price for Dalian Co-generation in 2021 was RMB832.29 per ton.

Dalian Co-generation sells its electricity to Liaoning Electric Power Company.

Dandong Distributed Wind Power

Huaneng Dandong Distributed Wind Power Plant (“Dandong Distributed Wind Power”) is located in the city of Dandong in Liaoning Province. Dandong Distributed Wind Power commenced operation in Q4 2020, with an installed capacity of 12 MW, consisting of 4 wind power turbines of 3MW each. We hold 100% of the equity interest in Dandong Distributed Wind Power.

Dalian Distributed Wind Power

Huaneng Dalian Distributed Wind Power Plant (“Dalian Distributed Wind Power”) is located in the city of Dalian in Liaoning Province. Dalian Distributed Wind Power commenced operation in Q4 2021, with an installed capacity of 15 MW, consisting of 5 wind power turbines of 3MW each. We hold 100% of the equity interest in Dalian Distributed Wind Power.

Yingkou Photovoltaic

Yingkou Photovoltaic Power Plant (“Yingkou Photovoltaic”) is located in the city of Yingkou in Liaoning Province. Yingkou Photovoltaic commenced operation in Q4 2021, with an installed capacity of 5.7 MW. We hold 100% of the equity interest in Yingkou Photovoltaic.

Xianrendao Co-generation Photovoltaic

Xianrendao Co-generation Photovoltaic Power Plant (“Xianrendao Co-generation Photovoltaic”) is located in the city of Xianrendao in Liaoning Province. Yingkou Photovoltaic commenced operation in Q4 2021, with an installed capacity of 5.99 MW. We hold 100% of the equity interest in Xianrendao Co-generation Photovoltaic.

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

Huade Wind Power sells its electricity to Inner Mongolia Power (Group) Co., Ltd.

Naren Wind Power

Huaneng Naren Distributed Wind Power Plant (“Naren Wind Power”) is located in Xilinguole in Inner Mongolia Autonomous Region. Naren Wind Power commenced operation in Q4 2020, with an installed capacity of 174 MW, consisting of 58 wind power turbines of 3MW each. We hold 100% of the equity interest in Naren Wind Power.

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

In 2021, Shang’an Power Plant obtained 92.42% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Shang’an Power Plant in 2021 was RMB681.37 (2020: RMB413.52) per ton.

Shang’an Power Plant sells its electricity to Hebei Electric Power Company.

Kangbao Wind Power

Huaneng Kangbao Wind Power Plant (“Kangbao Wind Power”) consists of 77 wind power turbines with a total installed capacity of 145 MW. We hold 100% equity interest in Kangbao Wind Power.

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

Kangbao Xitan Photovoltaic sells its electricity to Hebei Electric Power Company.

Zhuolu Dabao Wind Power

Zhuolu Dabao Wind Power Plant (“Zhuolu Dabao Wind Power”) consists of 39 wind power turbines with a total installed capacity of 96 MW, consisting of 24 wind power turbines of 2MW each and 15 wind power turbines of 3.2MW each. Zhuolu Dabao Wind Power commenced operation in March 2017. We hold 100% equity interest in Zhuolu Dabao Wind Power.

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

Shang’an Dianchanghuichang Photovoltaic sells its electricity to Hebei Electric Power Company.

Shangyi Guolang Photovoltaic

Shangyi Guolang Photovoltaic Power Plant (“Shangyi Guolang Photovoltaic”) is located in the city of Zhangjiakou in Hebei Province. Shangyi Guolang Photovoltaic commenced operation in Q3 2021, with an installed capacity of 100 MW. We hold 100% of the equity interest in Shangyi Guolang Photovoltaic.

Weixian Zeen Photovoltaic

Weixian Zeen Photovoltaic Power Plant (“Weixian Zeen Photovoltaic”) is located in the county of Wei in Hebei Province. Weixian Zeen Photovoltaic commenced operation in Q3 2021, with an installed capacity of 88 MW. We hold 100% of the equity interest in Weixian Zeen Photovoltaic.

Luquan Distributed Photovoltaic

Luquan Distributed Photovoltaic Power Plant (“Luquan Distributed Photovoltaic”) is located in the city of Shijiazhuang in Hebei Province. Luquan Distributed Photovoltaic commenced operation in Q4 2021, with an installed capacity of 0.8 MW. We hold 100% of the equity interest in Luquan Distributed Photovoltaic.

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

In 2021, Pingliang Power Plant obtained 85.06% of its coal supplies from annual contracts and the remainder from the open market. The average coal purchase price for Pingliang Power Plant in 2021 was RMB445.54 (2020: RMB347.63) per ton.

Pingliang Power Plant sells its electricity to Gansu Electric Power Company.

Ganhekoubei II Wind Power

Huaneng Ganhekoubei II Wind Power Plant (“Ganhekoubei II Wind Power”) is located in the city of Jiuquan in Gansu Province. Ganhekoubei II Wind Power has an installed capacity of 249.5 MW, consisting of 156 wind power turbines. We hold 100% of the equity interest in Ganhekoubei II Wind Power.

Qiaowan III Wind Power

Huaneng Qiaowan III Wind Power Plant (“Qiaowan III Wind Power”) is located in the city of Yumen in Gansu Province. Qiaowan III Wind Power has an installed capacity of 148.5 MW, consisting of 91 wind power turbines. We hold 100% of the equity interest in Qiaowan III Wind Power.

Qiaowan IV Wind Power

Huaneng Qiaowan IV Wind Power Plant (“Qiaowan III Wind Power”) is located in the city of Yumen in Gansu Province. Qiaowan IV Wind Power has an installed capacity of 5.7 MW, consisting of 136 wind power turbines. We hold 100% of the equity interest in Qiaowan IV Wind Power.

Anbei III Wind Power

Huaneng Anbei III Wind Power Plant (“Anbei III Wind Power”) is located in the city of Jiuquan in Gansu Province. Anbei III Wind Power has an installed capacity of 60 MW, consisting of 259 wind power turbines. We hold 100% of the equity interest in Anbei III Wind Power.

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

In 2021, Beijing Co-generation obtained 77.22% of its total consumption of coal from annual contracts. The average coal purchase price for Beijing Co-generation in 2021 was RMB931.77 (2020: RMB594.85) per ton.

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

In 2021, Yangliuqing Co-generation obtained 77.00% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Yangliuqing Co-generation in 2021 was RMB782.83 (2020: RMB497.76) per ton.

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

Chenxi Photovoltaic sells its electricity to Tianjin Electric Power Company.

Power Plant in Shanxi Province

Yushe Power Plant

Huaneng Yushe Power Plant (“Yushe Power Plant”) is located in Yushe County of Shanxi Province. Yushe Power Plant Phase I has an installed capacity of 200 MW and consists of two 100 MW coal-fired generating units which commenced operations in August and December 1994, respectively. Two 300 MW coal-fired generating units of Yushe Power Plant Phase II commenced operations in October and November 2004, respectively. Yushe Power Plant Phase I was shut down in 2011. We hold 100% equity interest in Yushe Power Plant.

In 2021, Yushe Power Plant obtained approximately 77.25% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Yushe Power Plant in 2021 was RMB499.90 (2020: RMB256.67) per ton.

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

In 2021, Zuoquan Power Plant obtained approximately 55.20% of its total consumption of coal from annual contracts and the remainders from the open market. The average coal purchase price for Zuoquan Power Plant in 2021 was RMB648.08 (2020: RMB277.53) per ton.

Zuoquan Power Plant sells its electricity to Shanxi Electric Power Company.

Dongshan Combined Cycle Gas Turbine Power Plant

Dongshan Combined Cycle Gas Turbine Power Project (“Dongshan CCGT”) is located at Taiyuan City of Shanxi Province. Dongshan CCGT commenced operation in October 2015 with an installed capacity of 859 KW, consisting of one 2×F Class gas-steam combined cycle co-generating unit. We hold 82% equity interest in the plant.

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

Pinglu Zhangguiyao Wind Power

Huaneng Pinglu Zhanghuiyao Wind Power Plant (“Pinglu Zhangguiyao Wind Power”) is located in the city of Shuozhou in Shanxi Province. Pinglu Zhangguiyao Wind Power commenced operation in Q4 2020, with an installed capacity of 70 MW, consisting of 35 wind power turbines of 2MW each. We hold 51% of the equity interest in Pinglu Zhangguiyao Wind Power.

Wuzhai Lufeng Wind Power

Huaneng Wuzhai Lufeng Wind Power Plant (“Wuzhai Lufeng Wind Power”) is located in the county of Wuzhai in Shanxi Province. Wuzhai Lufeng Wind Power commenced operation in 2021, with an installed capacity of 95.7 MW. We hold 51% of the equity interest in Dalian Wuzhai Wind Power.

Changzhi Photovoltaic

Changzhi Photovoltaic Power Plant (“Changzhi Photovoltaic”) is located in the city of Changzhi in Shanxi Province. Changzhi Photovoltaic commenced operation in 2019, with an installed capacity of 250 MW. We hold 49% of the equity interest in Changzhi Photovoltaic.

Ruicheng Ximo Photovoltaic

Ruicheng Ximo Photovoltaic Power Plant (“Ruicheng Ximo Photovoltaic”) is located in the city of Ruicheng in Shanxi Province. Ruicheng Ximo commenced operation in 2020, with an installed capacity of 150 MW. We hold 51% of the equity interest in Ruicheng Ximo Photovoltaic.

Yangjiao Wind Power

Huaneng Yangjiao Wind Power Plant (“Yangjiao Wind Power”) is located in the city of Zuoquan in Shanxi Province. Yangjiao Wind Power has an installed capacity of 51 MW, consisting of 21 wind power turbines. We hold 100% of the equity interest in Yangjiao Wind Power.

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

In 2021, Dezhou Power Plant obtained approximately 67.22% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Dezhou Power Plant in 2021 was RMB797.55 (2020: RMB465.12) per ton. The plant is connected to the main trunk rail line at Dezhou by a dedicated 3.5 km spur line owned by us.

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

In 2021, Jining Power Plant obtained approximately 0.78% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Jining Power Plant in 2021 was RMB 1,168.71 (2020: RMB468.64) per ton.

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

In 2021, Xindian Power Plant obtained 36.41% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Xindian Power Plant in 2021 was RMB869.73 (2020: RMB519.38) per ton.Xindian Power Plant sells its electricity to State Grid Shandong Electric Power Company.

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

In 2021, Weihai Power Plant obtained approximately 57.60% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Weihai Power Plant in 2021 was RMB969.98 (2020: RMB527.19) per ton.

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

In 2021, Phase II of Rizhao Power Plant obtained 21.09% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Phase II of Rizhao Power Plant in 2021 was RMB1,006.86 (2020: RMB528.58) per ton.

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

In 2021, Zhanhua Co-generation obtained none of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Zhanhua Co-generation in 2021 was RMB987.82 (2020: RMB510.47) per ton.

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

In 2021, Baiyanghe Power Plant obtained 27.21% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Baiyanghe Power Plant in 2021 was RMB866.01 (2020: RMB495.04) per ton.

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

In 2021, Jiaxiang Power Plant obtained 73.76% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Jiaxiang Power Plant in 2021 was RMB648.49 (2020: RMB431.95) per ton.

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

In 2021, Jining Co-generation obtained 91.08% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Jining Co-generation in 2021 was RMB495.02 (2020: RMB425.68) per ton.

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

In 2021, Qufu Co-generation obtained 88.33% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Qufu Co-generation in 2021 was RMB595.00 (2020: RMB438.34) per ton.

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

In 2021, Huangtai Power Plant obtained 43.29% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Huangtai Power Plant in 2021 was RMB892.54 (2020: RMB512.74) per ton.

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

In 2021, Yantai Power Plant obtained 61.64% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Yantai Power Plant in 2021 was RMB815.33 (2020: RMB561.22) per ton.

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

In 2021, Linyi Power Plant obtained 18.51% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Linyi Power Plant in 2021 was RMB1,013.32 (2020: RMB538.42) per ton.

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

In 2021, Jining Yunhe Power Plant obtained 82.37% of its total consumption of coal from annual contracts and the remainder from the open market from the open market. The average coal purchase price for Jining Yunhe Power Plant in 2021 was RMB619.56 (2020: RMB463.66) per ton.

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

In 2021, Liaogcheng Co-generation obtained 50.17% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Liaogcheng Co-generation in 2021 was RMB876.94 (2020: RMB488.61) per ton.

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

In 2021, Zhongtai Power Plant obtained 64.00% of its total consumption of coal from annual contracts and the remainder from the open market from the open market. The average coal purchase price for Zhongtai Power Plant in 2021 was RMB636.13 (2020: RMB367.32) per ton.

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

In 2021, Laiwu Power Plant obtained 15.07% of its total consumption of coal from annual contracts and the remainder from the open market from the open market. The average coal purchase price for Laiwu Power Plant in 2021 was RMB934.28 (2020: RMB565.43) per ton.

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

Jining Weishan Zhaozhuang Photovoltaic sells its electricity to State Grid Shandong Electric Power Company.

Jiyang Biomass

Huaneng Jiyang Biomass Power Plant (“Jiyang Biomass”) is located in the Jiyang District of Jinan City of Shandong Province. Jiyang Biomass commenced its operation in December 2020 and has an installed capacity of 30MW. We hold 80% equity interest in Jiyang biomass.

Haiyang Offshore Wind Power

Haiyang Offshore Wind Power Plant (“Haiyang Offshore Wind Power”) is located in the offshore region near Haiyang in Shandong Province. Haiyang Offshore Wind Power commenced operation in Q4 2021, with an installed capacity of 301.6 MW. We hold 60% of the equity interest in Haiyang Offshore Wind Power.

Dezhou Dingzhuang Photovoltaic

Dezhou Dingzhuang Photovoltaic Power Plant (“Dezhou Dingzhuang Photovoltaic”) is located in the city of Dezhou in Shandong Province. Dezhou Dingzhuang Photovoltaic commenced operation in 2021, with an installed capacity of 200 MW. We hold 80% of the equity interest in Dezhou Dingzhuang Photovoltaic.

Yantai Bajiao Power Plant

Huaneng Yantai Bajiao Power Plant (“Yantai Bajiao Power Plant”) is located in the city of Yantai in Shandong Province. Yantai Bajiao Plant currently has an aggregate installed capacity of 1,340 MW which consists of two 670 MW coal-fired generating units. We hold 80% equity interest in Yantai Bajiao Power Plant.

In 2021, Yantai Bajiao Power Plant obtained 41.44% of its total consumption of coal from annual contracts and the remainder from the open market from the open market. The average coal purchase price for Yantai Bajiao Power Plant in 2021 was RMB921.68 (2020: 558.49) per ton.

Laiwu Co-generation

Huaneng Laiwu Co-generation (“Laiwu Co-generation”) is located in the city of Laiwu in Shandong Province. Laiwu Co-generation currently has an aggregate installed capacity of 660 MW which consists of two 330 MW coal-fired generating units. We hold 74.32% equity interest in Laiwu Co-generation.

Sishui Biomass

Huaneng Sishui Biomass Power Plant (“Sishui Biomass”) is located in the city of Sishui in Shandong Province. Sishui Biomass currently has an aggregate installed capacity of 30 MW. We hold 80% equity interest in Sishui Biomass.

Laizhou Wind Power

Huaneng Laizhou Wind Power Plant (“Laizhou Wind Power”) is located in the city of Laizhou in Shandong Province. Laizhou Wind Power has an installed capacity of 53.25 MW, consisting of 37 wind power turbines. We hold 80% of the equity interest in Laizhou Wind Power.

Heze Dongming Wind Power

Huaneng Heze Dongming Power Plant (“Heze Dongming Wind Power”) is located in the city of Heze in Shandong Province. Heze Dongming Wind Power has an installed capacity of 80 MW, consisting of 26 wind power turbines. We hold 100% of the equity interest in Heze Dongming Wind Power.

Qixia Wind Power

Huaneng Qixia Power Plant (“Qixia Wind Power”) is located in the city of Qixia in Shandong Province. Qixia Wind Power has an installed capacity of 50 MW, consisting of 20 wind power turbines. We hold 80% of the equity interest in Qixia Wind Power.

Xintai Photovoltaic

Huaneng Xintai Photovoltaic Power Plant (“Xintai Photovoltaic”) is located in the city of Xintai of Shandong Province. Xintai Photovoltaic has an installed capacity of 100 MW. We hold 65.78% equity interest in Xintai Photovoltaic.

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

In 2021, Qinbei Power Plant obtained 56.17% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Qinbei Power Plant in 2021 was RMB716.68 (2020: RMB436.56) per ton.

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

In 2021, Luoyang Co-generation obtained 63.23% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Luoyang Co-generation in 2021 was RMB628.26 (2020: RMB425.50) per ton.

Luoyang Co-generation sells its electricity to Henan Electric Power Company.

Mianchi Wind Power

Mianchi Wind Power Plant (“Mianchi Wind Power”) is located in Mianchi City of Henan Province. The project has an installed capacity of 122 MW, consisting of 27 wind turbines of 2MW each and 6 wind turbines of 3MW each, and 20 wind turbines of 2.5MW each. We hold 100% equity interest in this plant.

Zhenyao Wind Power

Zhenyao Wind Power Plant (“Zhenyao Wind Power”) is located in Pingdingshan City of Henan Province. The project has an installed capacity of 84 MW, consisting of 24 wind turbines of 2MW each and 12 wind turbines of 3MW each. We hold 95.00% equity interest in this plant.

Xiayi Wind Power

Xiayi Wind Power Plant (“Xiayi Wind Power”) is located in Shangqiu City of Henan Province. The project has an installed capacity of 50 MW, consisting of 20 wind turbines of 2.5MW each. We hold 100% equity interest in this plant.

Puyang Wind Power

Puyang Wind Power Plant (“Puyang Wind Power”) is located in Puyang City of Henan Province. The project has an installed capacity of 650 MW, consisting of 260 wind turbines of 2.5MW each. We hold 100% equity interest in this plant.

Mianchi Co-generation

Mianchi Co-generation Power Plant (“Mianchi Co-generation”) is located in Mianchi City of Henan Province. The project has an installed capacity of 700 MW, consisting of two sets of 350MW coal-fired generation units, which commenced operation in December 2016. We hold 60% equity interest in this plant.

In 2021, Mianchi Co-generation obtained 47.03% of its total consumption of coal from annual contracts. The average coal purchase price for Luoyang Co-generation Power Plant in 2021 was RMB521.68 (2020: RMB346.20) per ton.

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

Qinbei Dianchanghuichang Photovoltaic sells its electricity to Henan Electric Power Company.

Tangyin Wind Power

Tangyin Wind Power is located in Anyang City of Henan Province. The project has an installed capacity of 251.8 MW, consisting of 69 2MW wind turbines and 40 2.5MW wind turbines. We hold 100% equity interest in this plant.

Taiqian Wind Power

Huaneng Taiqian Wind Power Plant (“Taiqian Wind Power”) is located in the county of Taiqian in Henan Province. Taiqian Wind Power has an installed capacity of 40 MW, consisting of 16 wind power turbines. We hold 51% of the equity interest in Taiqian Wind Power.

Koumen Jianshan Wind Power

Huaneng Koumen Jianshan Wind Power Plant (“Koumen Jianshan Wind Power”) is located in the city of Zhumadian in Henan Province. Koumen Jianshan Wind Power has an installed capacity of 95 MW, consisting of 32 wind power turbines. We hold 90% of the equity interest in Koumen Jianshan Wind Power.

Puyang Distributed Wind Power

Huaneng Puyang Distributed Wind Power Plant (“Puyang Distributed Wind Power”) is located in the city of Puyang in Henan Province. Puyang Distributed Wind Power has an installed capacity of 15 MW, consisting of 6 wind power turbines. We hold 100% of the equity interest in Puyang Distributed Wind Power.

Taiqian Distributed Wind Power

Huaneng Taiqian Distributed Power Plant (“Taiqian Distributed Wind Power”) is located in the county of Taiqian in Henan Province. Taiqian Distributed Wind Power has an installed capacity of 5.1 MW, consisting of 4 wind power turbines. We hold 51% of the equity interest in Taiqian Distributed Wind Power.

Zhenping Wind Power

Huaneng Zhenping Power Plant (“Zhenping Wind Power”) is located in the county of Zhenping in Henan Province. Zhenping Wind Power has an installed capacity of 40 MW, consisting of 16 wind power turbines. We hold 100% of the equity interest in Zhenping Wind Power.

Xincai Chendian Wind Power

Huaneng Xincai Chendian Power Plant (“Xincai Chendian Wind Power”) is located in the county of Xincai in Henan Province. Xincai Chendian Wind Power has an installed capacity of 50.35 MW, consisting of 19 wind power turbines. We hold 100% of the equity interest in Xincai Chendian Wind Power.

Power Plants and Projects in Jiangsu Province

Nanjing Power Plant

Huaneng Nanjing Power Plant (“Nanjing Power Plant”) has an installed capacity of 640 MW consisting of two 320 MW coal-fired generating units which commenced operations in March and October 1994, respectively. We hold 100% equity interest in Nanjing Power Plant.

In 2021, Nanjing Power Plant obtained approximately 77.20% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Nanjing Power Plant in 2021 was RMB1,017.55 (2020: RMB542.73) per ton.

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

In 2021, Taicang Power Plant obtained approximately 51.32% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Taicang Power Plant in 2021 was RMB846.67 (2020: RMB438.62) per ton.

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

In 2021 Huaiyin Power Plant obtained approximately 16.09% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Huaiyin Power Plant in 2021 was RMB1,011.93 (2020: RMB543.07) per ton.

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

In 2021, Jinling Power Plant (Coal-fired) obtained approximately 42.11% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Jinling Power Plant (Coal-fired) in 2021 was RMB778.89 (2020: RMB488.69) per ton.

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

In 2021, Suzhou Co-generation obtained 31.77% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Suzhou Co-generation in 2021 was RMB596.00 (2020: RMB447.07) per ton.

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

In 2021, Nanjing Co-generation obtained 92.97% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Nanjing Chemical Industry Park Co-generation in 2021 was RMB844.83 (2020: RMB549.62) per ton.

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

In 2021, Guanyun Co-generation obtained none of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Guanyun Co-generation in 2021 was RMB928.47 per ton.

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

Taicang Changle Distributed Photovoltaic

Taicang Changle Distributed Photovoltaic Power Plant (“Taicang Changle Photovoltaic”) is located in the city of Taichang in Jiangsu Province. Taicang Changle Photovoltaic commenced operation in Q4 2021, with an installed capacity of 5.1 MW. We hold 75% of the equity interest in Taicang Changle Photovoltaic.

Nanyang Chuanbo Distributed Photovoltaic

Nanyang Chuanbo Distributed Photovoltaic Power Plant (“Nanyang Chuanbo Photovoltaic”) is located in the city of Jingjiang in Jiangsu Province. Nanyang Chuanbo Photovoltaic commenced operation in Q4 2021, with an installed capacity of 1.97 MW. We hold 70% of the equity interest in Nanyang Chuanbo Photovoltaic.

Taicang Gonganju Distributed Photovoltaic

Taicang Gonganju Distributed Photovoltaic Power Plant (“Taicang Gonganju Photovoltaic”) is located in the city of Taichang in Jiangsu Province. Taicang Gonganju Photovoltaic commenced operation in Q4 2021, with an installed capacity of 0.4 MW. We hold 53.5% of the equity interest in Taicang Gonganju Photovoltaic.

Jinling Co-Generation Photovoltaic

Jinling Co-Generation Photovoltaic Power Plant (“Jinling Co-Generation Photovoltaic”) is located in the city of Jinling in Jiangsu Province. Jinling Co-Generation Photovoltaic commenced operation in Q4 2021, with an installed capacity of 2.6 MW. We hold 57.4% of the equity interest in Jinling Co-Generation Photovoltaic.

Nanjing Co-generation

Huaneng Nanjing Co-generation (“Nanjing Co-generation”) is located in the city of Nanjing in Jiangsu Province. Nanjing Co-generation currently has an aggregate installed capacity of 780 MW which consists of two 390 MW coal-fired generating units. We hold 57.39% equity interest in Nanjing Co-generation.

Shengdong Rudong Offshore Wind Power

Huaneng Shengdong Rudong Offshore Power Plant (“Shengdong Rudong Offshore”) is located in the offshore region near Shengdong in Jiangsu Province. Shengdong Rudong Offshore currently has an aggregate installed capacity of 40 MW. We hold 79% equity interest in Shengdong Rudong Offshore Wind Power.

Guanyun Offshore Wind Power

Huaneng Guanyun Offshore Wind Power Plant (“Guanyun Offshore Wind Power”) is located in the city of Guanyun in Jiangsu Province. Guanyun Wind Power has an installed capacity of 302.7 MW, consisting of 48 wind power turbines. We hold 100% of the equity interest in Guanyun Offshore Wind Power.

Huaiyin Sihong Photovoltaic

Huaneng Huaiyin Sihong Photovoltaic Power Plant (“Huaiyin Sihong Photovoltaic”) is located in the city of Huaiyin in Jiangsu Province. Huaiyin Sihong Photovoltaic has an installed capacity of 109.4 MW. We hold 100% of the equity interest in Huaiyin Sihong Photovoltaic.

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

In 2021, Shidongkou I obtained 37.18% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Shidongkou I in 2021 was RMB736.45 (2020: RMB363.10) per ton.

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

In 2021, Shidongkou II obtained 43.28% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Shidongkou II in 2021 was RMB682.41 (2020: RMB377.83) per ton.

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

Luojing Photovoltaic

Huaneng Luojing Photovoltaic Power Plant (“Luojing Photovoltaic”) is located in Shanghai Municipalitiy. Luojing Photovoltaic has an installed capacity of 22.16 MW. We hold 100% of the equity interest in Luojing Photovoltaic.

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

In 2021, Luohuang Power Plant obtained 87.36% of its coal supplies from annual contracts and the remainder from the open market. The average coal purchase price for Luohuang Power Plant in 2021 was RMB798.36 (2020: RMB532.66) per ton.

Luohuang Power Plant sells its electricity to Chongqing Municipal Electric Power Company

Liangjiang CCGT

Liangjiang CCGT is located in Chongqing Municipality. Two generating units of this plant commenced operation in October and December 2014, respectively, with an installed capacity of 934 MW. We hold 75% equity interest in Liangjiang CCGT. The gas supply for Liangjiang CCGT is transported through pipeline of “West-East Gas Transport Project.”

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

Wushan Wind Power

Huaneng Wushan Wind Power Plant (“Wushan Wind Power”) is located in the city of Wushan in Chongqing Municipality. Wushan Wind Power commenced operation in Q4 2021, with an installed capacity of 50 MW. We hold 75% of the equity interest in Wushan Offshore Wind Power.

Power Plants in Zhejiang Province

Yuhuan Power Plant

Huaneng Yuhuan Power Plant (“Yuhuan Power Plant”) is located in Taizhou of Zhejiang Province. Yuhuan Power Plant Phase I consists of two 1,000 MW ultra-supercritical coal-fired generating units with a total installed capacity of 2,000 MW. Unit I and Unit II were put into operation in November 2006 and December 2006, respectively. Yuhuan Power Plant Phase II consists of two 1,000 MW ultra-supercritical coal-fired generating units with a total installed capacity of 2,000 MW, which commenced operations in November 2007. We hold 100% equity interest in Yuhuan Power Plant. We have received approval from the government authorities to increase the rating of Unit I (Phase I) and Unit III (Phase II) to 1,055MW.

In 2021, Yuhuan Power Plant obtained 98.76% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Yuhuan Power Plant in 2021 was RMB798.02 (2020: RMB527.38) per ton.

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

In 2021, Changxing Power Plant obtained 55.46% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Changxing Power Plant in 2021 was RMB895.21 (2020: RMB548.00) per ton.

Tongxiang CCGT

Tongxiang CCGT is located in Tongxiang City of Zhejiang Province. The plant commenced operation in September 2014 with an installed capacity of 458.4 MW. We hold 5% equity interest in the Tongxiang CCGT. The gas supply for Tongxiang CCGT is transported through pipeline of “West-East Gas Transport Project.”

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

Sian Photovoltaic

Huaneng Sian Photovoltaic Power Plant (“Sian Photovoltaic”) is located in the county of Changxing in Zhejiang Province. Sian Photovoltaic has an installed capacity of 10MW. We hold 100% of the equity interest in Sian Photovoltaic.

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

In 2021, Yueyang Power Plant obtained 64.29% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Yueyang Power Plant in 2021 was RMB1,004.59 (2020: RMB580.06) per ton.

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

Power Plant in Hubei Province

Enshi Maweigou Hydropower

Hubei Enshi Maweigou Hydropower Station (“Enshi Maweigou Hydropower”) is located in Enshi City of Hubei Province. We entered into an equity transfer agreement to acquire Enshi Maweigou Hydropower on September 30, 2011. Enshi Maweigou Hydropower consists of three 5 MW hydraulic generating units and two 20 MW hydraulic generating units with a total installed capacity of 55 MW. We hold 98.01% equity interest in Enshi Maweigou Hydropower.

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

In 2021, Yangluo Power Plant obtained 49.06% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Yangluo Power Plant in 2021 was RMB926.95 (2020: RMB575.09) per ton.

Yangluo Power Plant sells its electricity to Hubei Electric Power Company.

Dalongtan Hydropower

Huaneng Dalongtan Hydropower Station (“Dalongtan Hydropower”) is located in Enshi City of Hubei Province. Dalongtan Hydropower has an installed capacity of 37.6 MW. We hold 98.01% equity interest in Dalongtan Hydropower. We acquired the power plant in January, 2015 from Huaneng Group.

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

In 2021 Jingmen Co-generation obtained 56.96% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Jingmen Co-generation in 2021 was RMB933.79 (2020: RMB541.37) per ton.

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

In 2021, Yingcheng Co-generation obtained 72.66% of its total consumption of coal from the open market. The average coal purchase price for Yingcheng Co-generation in 2021 was RMB915.47 (2020: RMB587.16) per ton.

Yingcheng Co-generation sells its electricity to Hubei Electric Power Company.

Jieshan Wind Power

Jieshan Wind Power Plant (“Jieshan Wind Power”) is located at Suixian County of Hubei Province. The Phase I of Jieshan Wind Power commenced operation in June 2015, with an installed capacity of 48 MW, consisting of 24 wind power turbines of 2 MW. Phase II of Jieshan Wind Power commenced operation in August 2016, with an installed capacity of 72 MW, consisting of 36 wind power turbines of 2 MW. We hold 100 equity interest in the Jieshan Wind Power.

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

In 2021, Jinggangshan Power Plant obtained 42.44% of its total coal consumption from annual contracts and the remainder from the open market. The average coal purchase price for Jinggangshan Power Plant in 2021 was RMB994.52 (2020: RMB687.50) per ton.

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

In 2021, Ruijin Power Plant obtained 24.99% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Ruijin Power Plant in 2021 was RMB1,190.84 (2020: RMB646.49) per ton.

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

In 2021, Anyuan Power Plant obtained 40.60% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Ruijin Power Plant in 2021 was RMB1,011.80 (2020: RMB674.41) per ton.

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

Shangrao Poyang Photovoltaic

Shangrao Poyang Photovoltaic Power Project (“Shangrao Poyang Photovoltaic”) is located in the city of Shangrao of Jiangxi Province. Shangrao Poyang Photovoltaic commenced operation in 2019, with an installed capacity of 264 MW. We hold 51% equity interest in Shangrao Poyang Photovoltaic.

Baijiashe Wind Power

Huaneng Baijiashe Wind Power Plant (“Baijiashe Wind Power”) is located in the county of Baijiashe in Jiangxi Province. Baijiashe Wind Power has an installed capacity of 70 MW, consisting of 22 wind power turbines. We hold 100% of the equity interest in Baijiashe Wind Power.

Sandonghu Photovoltaic

Huaneng Sandonghu Photovoltaic Power Plant (“Sandonghu Photovoltaic”) is located in the county of Nanchang in Jiangxi Province. Sandonghu Photovoltaic has an installed capacity of 75 MW. We hold 100% of the equity interest in Sandonghu Photovoltaic.

Litian Yangxi Photovoltaic

Huaneng Litian Yangxi Photovoltaic Power Plant (“Litian Yangxi Photovoltaic”) is located in the county of Litian in Jiangxi Province. Litian Yangxi Photovoltaic has an installed capacity of 31.03 MW. We hold 100% of the equity interest in Litian Yangxi Photovoltaic.

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

In 2021, Chaohu Power Plant obtained 48.36% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Chaohu Power Plant in 2021 was RMB958.54 (2020: RMB587.40) per ton.

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

Huaining Longchi Wind Power sells its electricity to Anhui Electric Power Company.

Mengcheng Xiaojian Wind Power

Huaneng Mengcheng Xiaojian Wind Power Plant (“Mengcheng Xiaojian Wind Power”) is located in the county of Mengcheng in Anhui Province. Mengcheng Xiaojian Wind Power has an installed capacity of 150 MW, consisting of 47 wind power turbines. We hold 100% of the equity interest in Mengcheng Xiaojian Wind Power.

Mengcheng Xutong Wind Power

Huaneng Mengcheng Xutong Wind Power Plant (“Mengcheng Xutong Wind Power”) is located in the county of Mengcheng in Anhui Province. Mengcheng Xutong Wind Power has an installed capacity of 50 MW. We hold 100% of the equity interest in Mengcheng Xutong Wind Power.

Shitai Xiaohe Wind Power

Huaneng Shitai Xiaohe Wind Power Plant (“Shitai Xiaohe Wind Power”) is located in the county of Litian in Jiangxi Province. Shitai Xiaohe Wind Power has an installed capacity of 25 MW. We hold 100% of the equity interest in Shitai Xiaohe Wind Power.

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

In 2021, the Fuzhou Power Plant obtained 44.32% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Fuzhou Power Plant in 2021 was RMB794.20 (2020: RMB513.93) per ton.

Fuzhou Power Plant sells its electricity to Fujian Electricity Power Company.

Luoyuan Power Plant

Huaneng Luoyuan Power Plant (“Luoyuan Power Plant”) is located in the county in Luoyuan in Fujian Province. Luoyuan Power Plant currently has an aggregate installed capacity of 1,320 MW which consists of two 660 MW coal-fired generating units. We hold 100% equity interest in Luoyuan Power Plant.

In 2021, Luoyuan Power Plant obtained 51.28% of its total consumption of coal from annual contracts and the remainder from the open market from the open market. The average coal purchase price for Luoyuan Power Plant in 2021 was RMB710.93 (2020: 504.24) per ton.

Changle Photovoltaic

Changle 10 MW Photovoltaic Power Plant (“Changle Photovoltaic”) is located in the city of Fuzhou of Fujian Province. It has an installed capacity of 10 MW, which commenced operation in June 2017. We hold 100% equity interest in Changle Photovoltaic.

Changle Photovoltaic sells its electricity to Fujian Electric Power Company.

Gantang Photovoltaic

Gantang Photovoltaic Power Plant (“Gantang Photovoltaic”) is located in the city of Ningde in Fujian Province. Gantang Photovoltaic commenced operation in Q4 2021, with an installed capacity of 2.69 MW. We hold 100% of the equity interest in Gantang Photovoltaic.

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

In 2021, the Shantou Power Plant obtained 29.16% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Shantou Power Plant in 2021 was RMB930.44 (2020: RMB500.55) per ton.

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

In 2021, Haimen Power Plant obtained 91.58% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Haimen Power Plant in 2021 was RMB719.3 (2020: RMB522.25) per ton.

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

Shantou Photovoltaic sells its electricity to Guangdong Electric Power Company.

Dongguan CCGT

Huaneng Dongguan CCGT (“Dongguan CCGT”) is located in the Dongguan City of Guangdong Province, which consists of two sets of F-grade gas and steam combined cycle generating units with a power generation capacity of 472.5 MW each. Dongguan CCGT commenced operation in June and August 2020, respectively for each unit. We hold 80% equity interest in Jiangyin CCGT.

Power Plants in Yunnan Province

Diandong Energy

Yunnan Diandong Energy Limited Company (“Diandong Energy”) is located in Qujing City, Yunnan Province. Diandong Energy has an installed capacity of 2,400 MW and consists of four 600 MW generating units which commenced operation in February 2006, July 2006, November 2006 and May 2007, respectively. We hold 100% equity interest in Diandong Energy.

In 2021, Diandong Energy obtained none of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price for Diandong Energy in 2021 was RMB404.25 (2020: RMB441.07) per ton.

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

In 2021, Yuwang Energy obtained none of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price of coal for Yuwang Energy in 2021 was RMB404.20 (2020: RMB450.65) per ton.

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

In 2021, Haikou Power Plant obtained 26.38% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price of coal for Haikou Power Plant in 2021 was RMB610.87 (2020: RMB408.16) per ton.

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

In 2021, Dongfang Power Plant obtained 26.25% of its total consumption of coal from annual contracts and the remainder from the open market. The average coal purchase price of coal for Dongfang Power Plant in 2021 was RMB655.54 (2020: RMB415.30) per ton.

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

Guigang Zhenlongshan Wind Power

Guigang Zhenlongshan Wind Power Plant (“Guigang Zhenlongshan Wind Power”) is located at the city of Guigang of Guangxi Autonomous Region. It has an installed capacity of 41 MW, consisting of 17 wind power turbine. We hold 100 % equity interest in Guigang Zhenlongshan Wind Power.

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

Luodian Photovoltaic

Luodian Agricultural Photovoltaic Power Plant (“Luodian Photovoltaic”) is located in the county of Luodian in Guizhou Province. Luodian Photovoltaic commenced operation in 2021, with an installed capacity of 150 MW. We hold 100% of the equity interest in Luodian Photovoltaic.

Zhenning Photovoltaic

Zhenning Agricultural Photovoltaic Power Plant (“Zhenning Photovoltaic”) is located in the county of Zhenning in Guizhou Province. Zhenning Photovoltaic commenced operation in 2021, with an installed capacity of 200MW. We hold 100% of the equity interest in Zhenning Photovoltaic.

Wangmo Yangshi Photovoltaic

Wangmo Yangshi Agricultural Photovoltaic Power Plant (“Wangmo Yangshi Photovoltaic”) is located in the county of Wangmo in Guizhou Province. Wangmo Yangshi Photovoltaic commenced operation in 2021, with an installed capacity of 30MW. We hold 100% of the equity interest in Wangmo Yangshi Photovoltaic.

Dewohaizhuang Photovoltaic

Huaneng Dewohaizhuang Agricultrual Photovoltaic Power Plant (“Dewohaizhuang Photovoltaic”) is located in the county of Dewo in Guizhou Province. Dewohaizhuang Photovoltaic has an installed capacity of 60 MW. We hold 51% of the equity interest in Dewohaizhuang Photovoltaic.

Xindianhuayue Photovoltaic

Huaneng Xingianhuayue Agricultural Photovoltaic Power Plant (“Xindianhuayue Photovoltaic”) is located in the county of Puan in Guizhou Province. Xindianhuayue Photovoltaic has an installed capacity of 120 MW. We hold 51% of the equity interest in Xindianhuayue Photovoltaic.

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

In 2020, NDRC issued Implementation Opinions on Promoting the Independent and Standardized Operation of Electricity Trading Institutions, which provides that dispatch institutions shall actively take responsibilities on organizing transactions on power markets and improving information sharing and power supply safeguard regimes.

In 2021, the dispatch regime further developed into a full market-competition-based dispatch model, and all electricity generation companies need to compete for opportunities to enter into electricity purchase agreements with customers.

Competition and Dispatch in Singapore

Following the introduction of LNG into Singapore, new players as well as incumbents have invested in new gas-fired generating capacities to compete in the Singapore electricity market. Tuas Power competes in the NEMS using its portfolio of gas-fired and coal-biomass fired generating units. It was able to maintain a market share of approximately 19.2% in the NEMS for 2021. Its major competitors include Senoko Energy (formerly Senoko Power) which is owned by a Japanese/French consortium led by Marubeni Group, YTL PowerSeraya that is owned by YTL Group of Malaysia, SembCorp Cogen and Keppel Merlimau Cogen and PacificLight Power Pte Ltd. Tuaspring, which entered the market in 2015, has sold its only CCP to YTL PowerSeraya in 2020. Tuas Power’s portfolio of generating units allows it to maintain its leadership position in Singapore’s power industry.

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

Effective July 1, 2003, all power plants in China became subject to the pollutant discharge levy system, pursuant to which discharge fees are levied based on the actual amount of pollutants discharged. In 2018, the Environmental Protection Tax Law of People’s Republic of China came into effect, and all of our plants have been paying the environmental protection tax since. Under the Environmental Protection Tax Law, the unit tax(fee) rates rise significantly in various regions. We took the low emission modification and other measures and actively sought tax deduction treatments, which helped us to cut our environmental protection tax liabilities in the amount of RMB50 million. In 2021, we paid environmental protection tax and fees in the amount of RMB 250 million.

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

In order to meet the requirements of the New Emission Standards, we have installed flue gas desulphurization (“FGD”) facilities and denitrification facilities with all of our newly constructed generating units. We have also carried out sulfur disposal reform on the existing generating units. As of the end of 2012, we have installed and operated desulphurization facilities on all our existing coal-fired generating units. By the end of 2014, all coal-fired generating units of the Company have been renovated to include denitrification facilities. By the end of 2021, we have completed the ultra-low emission modification for 99% of our generating units. In 2021, we also completed water saving and wastewater treatment projects for six power plants, and launched water saving and wastewater treatment projects for our power plants in other regions.

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

Tuas Power Station

To address the environmental concerns and regulatory requirements, Tuas Power Station has put in place an environmental management system, which is certified to ISO14001 standard. All generating units are equipped with pollution control facilities. The combined-cycle plants burn natural gas and are fitted with low-nitrogen oxides (NOx) burners to control nitrogen oxides (NOx) emissions. Source emission tests are conducted annually by National Environment Agency (NEA) accredited contractors and the results are submitted to NEA Pollution Control Department.

Tuas Power Station has a dedicated oily wastewater treatment plant and chemical wastewater treatment plant to respectively treat its oily wastewater and process wastewater prior to discharge into the sea. Critical parameters are being monitored during the treatments to prevent accidental adverse discharge. Trade effluent testing is performed annually and the results are shared with the Pollution Control Department.

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

TMUC

TMUC utilizes an efficient cogeneration process where up to 80% of the useful energy from the plant is used to produce steam for industrial customers and the remaining energy is converted to electricity for internal use and transmission to the national grid. In 2021, the energy split between heat and power is 46.9% and 53.1% respectively, and the overall plant efficiency averaged at 58.6%.

The TMUC plant is designed to comply with stringent environmental standards set by the local authority. TMUC has put in place a robust environmental management system and it is certified to ISO14001 standard. TMUC had also achieved ISO50001 certification and is committed to promote resource conservation, sustainability and create awareness in environmental protection and energy conservation. TMUC adopts the circulating fluidized bed boiler technology that enables use of high percentage of carbon neutral biomass (palm kernel shell and woodchips) co-fired with clean coal (low sulphur and low ash) to reduce carbon footprint significantly to the same level as oil-fired plant and with lower sulphur and nitrogen oxides emission. High efficiency bag filters are installed to ensure low particulates emission.

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

Insurance

We currently maintain property all-risks insurance and machinery-breakdown insurance for all of our power plants, and construction all-risks insurance or erection all-risks insurance for all of our newly built and expansion projects as well as large-scaled upgrading projects. In 2021 we renewed the liabilities insurance for our directors and officers with coverage of US$10 million.

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

Tuas Power purchases key insurance policies, such as industrial all-risks insurance (including business interruption insurance coverage), public and products liability insurance, directors’ and officers’ liability insurance, pollution legal liability insurance and marine cargo insurance. Total insured value under the industrial all-risks insurance is approximately US$2.3 billion for 2022.

ITEM 4A  UNRESOLVED STAFF COMMENTS

None.

ITEM 5.  OPERATING AND FINANCIAL REVIEWS AND PROSPECTS

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

Since its incorporation, the Company has continued to expand its operational scale. The Company has been a leader in its industry in terms of competitiveness, resource utilization efficiency and environmental protection. The Company is one of the Asia’s largest listed power producer and China’s most dynamic power generator. Its power generation operations are widely located with coverage in the Northeast China Grid, the Northern China Grid, the Northwest China Grid, the Eastern China Grid, the Central China Grid, the Southern China Grid, and the overseas market in Singapore.

In 2021, facing up to the impacts and test of epidemic and the market environment of significant price increase in the coal market, the Company made all-out efforts to coordinate the work of epidemic prevention and control, production and operation, and transformation and development, thus the safety production and supply of electric power and thermal power maintained stable, the pace of transformation and upgrading accelerated, and innovation made a new progress. We completed the major objectives of the year and continued to fulfill the responsibility of providing sufficient, reliable and eco-friendly energy to the community.

Critical accounting estimates

The Company’s consolidated financial statements are prepared in accordance with IFRS as issued by the IASB. The preparation of our consolidated financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our financial statements, and the reported amount of revenue and expenses during the reported periods. There can be no assurance that actual results will not differ from those estimates. The Company and its subsidiaries have identified certain estimates as critical to our business operations and the understanding of our results of operations. For a detailed discussion on these estimates and our selection of critical accounting policies, see Note 4 and Note 2 to the Financial Statements in Item 18 of this annual report on Form 20-F.

New accounting pronouncements

For a detailed discussion of new accounting pronouncements, see Note 2(af) to the Financial Statements.

B.	Operating results

Our financial statements are prepared under IFRS as issued by IASB. The following management’s discussion and analysis is based on the financial information prepared under IFRS.

Year ended December 31, 2021 compared with year ended December 31, 2020

	For the Year Ended December 31,
			Increased/
	2021	2020	(Decreased)
	RMB’000	RMB’000%
Operating revenue	204,605,083	169,446,338	20.75
Tax and levies on operations	(1,686,341)	(1,794,004)	(6.00)
Operating expenses
Fuel	(146,539,362)	(88,966,304)	64.71
Maintenance	(4,503,584)	(5,001,982)	(9.96)
Depreciation	(22,270,421)	(22,146,316)	0.56
Labor	(16,107,285)	(14,503,290)	11.06
Service fees on transmission and transformer facilities of HIPDC	(47,947)	(95,894)	(50.00)
Purchase of electricity	(9,114,851)	(4,720,261)	93.10
Others	(11,702,778)	(20,300,072)	(42.35)
Total operating expenses	(210,286,228)	(155,734,119)	35.03
(Loss)/profit from operations	(7,367,486)	11,918,215	(161.82)
Interest income	288,291	292,724	(1.51)
Financial expenses, net
Interest expense	(8,798,200)	(9,200,612)	(4.37)
Exchange (loss)/gain and bank charges , net	(40,290)	100,643	(140.03)
Total financial expenses, net	(8,838,490)	(9,099,969)	(2.87)
Share of profits less losses of associates and joint ventures	804,386	1,774,322	(54.67)
Loss on fair value changes of financial assets / liabilities	—	(1,566)	(100.00)
Other investment loss	(7,345)	(109,990)	(93.32)
(Loss)/profit before income tax expense	(15,120,644)	4,773,736	(416.75)
Income tax expense	1,929,755	(2,163,173)	(189.21)
Net (loss)/profit	(13,190,889)	2,610,563	(605.29)
Attributable to:
-Equity holders of the Company	(10,636,194)	2,377,851	(547.30)
-Non-controlling interests	(2,554,695)	232,712	(1,197.79)

Total power generated by the Company’s domestic operating power plants for the year on consolidated basis amounted to 457.336 billion kWh, representing an increase of 13.20% year-on-year. The electricity sold amounted to 430.165 billion kWh, representing an increase of 13.23% year-on-year. The increase in the Company’s electricity sold was mainly attributable to the following factors: (1) the electricity consumption of the whole society in the year 2021 stayed at a high level, which led to a sharp increase in the power generation on the supply side, among which the power generation by our plants in Chongqing, Guangdong, Zhejiang, Shanghai, Fujian, Hunan, Jiangsu, Gansu and Hubei experienced a significant increase, (2) given the hydro-power generation was lower than expected, coal-fired power generation, which accounted for a substantial portion of the Company’s power generation capacity, maintained a high rate increase; meanwhile, the Company’s coal-fired power plants operated at high load during the winter peak hours, which further led to the increase of our power generation, and (3) the Company has been making further efforts on promoting green and low carbon operation, and the Company’s new energy power generation increased significantly.

The annual average utilization hours of the Company’s domestic power plants reached 4,058 hours. In most of the areas where the Company’s coal-fired power plants are located, the utilization hours of the Company were in a leading position within those areas.

The power generation of the Company’s domestic power plants for the year ended December 31, 2021 is listed below (in billion kWh):

	Power Generation		Electricity Sold
Region	2021	Change	2021	Change

Heilongjiang Province	13.741	(2.73)%	12.846	(2.96)%
Coal-fired	12.224	(4.89)%	11.389	(5.00)%
Wind-power	1.386	21.79%	1.327	18.83%

PV	0.131	(2.96)%	0.130	(2.15)%
Jilin Province	9.485	(14.56)%	8.805	(15.21)%
Coal-fired	7.563	(20.50)%	7.013	(21.03)%
Wind-power	1.213	6.31%	1.145	5.66%
Hydro-power	0.070	(7.89)%	0.070	(6.60)%
PV	0.266	83.45%	0.246	72.08%
Biomass power	0.373	63.60%	0.331	63.89%
Liaoning Province	19.743	5.18%	18.370	5.24%
Coal-fired	19.140	5.22%	17.777	5.30%
Wind-power	0.421	11.97%	0.415	11.38%
Hydro-power	0.030	(28.57)%	0.029	(28.41)%
PV	0.151	(7.36)%	0.148	(6.80)%
Inner Mongolia	0.669	215.57%	0.553	165.66%
Wind-power	0.669	215.57%	0.553	165.66%
Hebei Province	11.403	(6.34)%	10.608	(6.64)%
Coal-fired	10.739	(7.91)%	9.976	(8.16)%
Wind-power	0.534	16.85%	0.511	14.58%
PV	0.129	130.36%	0.122	120.78%
Gansu Province	15.209	15.65%	14.382	15.09%
Coal-fired	12.611	16.84%	11.912	16.79%
Wind-power	2.598	10.18%	2.470	7.53%
Ningxia	0.022	(4.35)%	0.022	(4.02)%
PV	0.022	(4.35)%	0.022	(4.02)%
Beijing	8.900	3.74%	8.484	3.25%
Coal-fired	1.458	47.72%	1.294	48.71%
Combined Cycle	7.442	(1.96)%	7.190	(2.14)%
Tianjin	6.959	3.20%	6.509	2.70%
Coal-fired	5.348	4.84%	4.941	4.23%
Combined Cycle	1.597	(1.90)%	1.554	(1.78)%
PV	0.014	(6.67)%	0.013	(8.14)%
Shanxi Province	10.186	(6.64)%	9.491	(6.33)%
Coal-fired	6.892	(15.32)%	6.319	(15.31)%
Combined Cycle	2.055	(5.56)%	1.997	(5.70)%
Wind-power	0.395	1,096.97%	0.340	5,630.21%
PV	0.845	50.09%	0.836	52.53%
Shandong Province	87.939	7.45%	81.879	7.41%
Coal-fired	85.737	6.51%	79.687	6.30%
Wind-power	1.452	75.15%	1.393	83.29%
PV	0.567	10.74%	0.520	3.29%
Biomass power	0.183	4,475.00%	0.278	——
Henan Province	23.022	8.37%	21.704	8.79%
Coal-fired	19.291	(1.01)%	18.039	(1.36)%
Combined Cycle	0.225	(63.11)%	0.218	(63.30)%
Wind-power	3.481	209.70%	3.423	227.37%
PV	0.025	8.70%	0.024	5.78%
Jiangsu Province	45.022	19.29%	42.717	19.96%
Coal-fired	34.297	11.46%	32.335	11.33%
Combined Cycle	6.238	48.98%	6.109	55.94%
Wind-power	4.217	61.94%	4.010	61.84%
PV	0.270	50.84%	0.264	56.05%
Shanghai	21.406	22.54%	20.190	22.45%
Coal-fired	20.056	25.54%	18.874	25.53%
Combined Cycle	1.319	(10.70)%	1.286	(10.71)%
PV	0.031	106.67%	0.030	142.29%
Chongqing	13.974	49.37%	13.064	49.96%
Coal-fired	11.116	43.86%	10.274	44.20%
Combined Cycle	2.587	86.79%	2.525	86.96%
Wind-power	0.271	11.52%	0.264	11.94%
Zhejiang Province	32.976	31.02%	31.649	31.21%
Coal-fired	31.718	30.07%	30.526	30.72%
Combined Cycle	1.063	45.42%	1.039	45.34%
Wind-power	0.137	—	0.028	—
PV	0.058	9.43%	0.055	4.20%
Hubei Province	17.645	14.73%	16.574	14.73%
Coal-fired	16.682	15.18%	15.632	15.19%
Wind-power	0.668	21.01%	0.656	20.99%
Hydro-power	0.273	(15.22)%	0.264	(15.17)%

PV	0.022	—%	0.022	1.81%
Hunan Province	12.561	22.19%	11.717	22.14%
Coal-fired	11.607	24.43%	10.775	24.36%
Wind-power	0.626	5.21%	0.620	7.07%
Hydro-power	0.280	(10.54)%	0.275	(10.51)%
PV	0.048	9.09%	0.047	9.50%
Jiangxi Province	23.857	10.53%	22.313	7.97%
Coal-fired	22.544	9.77%	21.025	7.01%
Wind-power	0.876	6.70%	0.857	6.38%
PV	0.437	91.67%	0.430	102.29%
Anhui Province	6.419	12.77%	6.135	13.14%
Coal-fired	5.470	6.63%	5.196	6.34%
Wind-power	0.817	81.15%	0.807	90.08%
Hydro-power	0.132	17.86%	0.132	18.05%
Fujian Province	21.118	22.45%	20.116	22.79%
Coal-fired	21.106	22.46%	20.104	22.81%
PV	0.012	—%	0.012	3.51%
Guangdong Province	32.472	32.88%	31.197	34.84%
Coal-fired	28.322	25.18%	27.128	25.35%
Combined Cycle	4.125	130.45%	4.044	174.92%
PV	0.025	8.70%	0.025	6.26%
Guangxi Province	0.774	8.25%	0.747	9.82%
Combined Cycle	0.453	2.26%	0.435	2.06%
Wind-power	0.321	18.01%	0.313	22.82%
Yunnan Province	8.955	14.03%	8.239	13.60%
Coal-fired	8.436	16.34%	7.756	16.32%
Wind-power	0.469	(17.14)%	0.455	(17.19)%
Hydro-power	0.051	41.67%	0.028	(20.01)%
Guizhou Province	0.610	102.66%	0.541	86.74%
Wind-power	0.188	(14.93)%	0.185	(15.18)%
PV	0.421	426.25%	0.355	399.97%
Hainan Province	12.136	1.85%	11.312	2.26%
Coal-fired	11.361	0.51%	10.554	0.87%
Combined Cycle	0.483	46.81%	0.470	47.11%
Wind-power	0.096	39.13%	0.094	(14.89)%
Hydro-power	0.089	(21.24)%	0.088	29.71%
PV	0.107	5.94%	0.106	5.28%
Total	457.336	13.20%	430.165	13.23%

For the year ended December 31, 2021, the accumulated power generation of Tuas Power Ltd., the Company’s wholly owned subsidiary in Singapore, accounted for a market share of 19.2% in Singapore, representing an decrease of 2.2% compared to the same period last year of 21.4%.

In respect of tariff, the Company’s domestic average tariff (inclusive of taxes) for the year ended December 31, 2021 was RMB431.88 per MWh, increase by 4.41% from last year (while average tariff (exclusive of taxes) for the same period increase by 4.41% to RMB382.19 per MWh). SinoSing Power’s average tariff for 2021 was RMB594.46 per MWh, representing an increase by 12.03% from last year.

In respect of fuel costs, due to the sharp increase in thermal coal prices, the Company’s fuel cost per unit of power sold by domestic power plants increase by 51.32% to RMB316.36 per MWh from last year.

Influenced by the forgoing factors, for the year ended December 31, 2021, the Company recorded an operating revenue of RMB204,605 million, representing an increase of 20.75% from RMB169,446 million of last year. The operating expenses of the Company amounted to RMB210,286 million, representing an increase of 35.03% from RMB155,734 million of last year, and the pre-tax loss of the Company amounted to RMB15,121 million, representing a decreased of 416.74% from RMB4,774 million of last year.

For the year ended December 31, 2021, the profit attributable to equity holders of the Company from domestic operations decreased by RMB13,016 million, mainly due to the sharp increase in the thermal coal purchase price. The net profit attributable to equity holders of the Company from its operations in Singapore was RMB123 million, representing a decrease of profit of RMB15 million from RMB138 million for the same period last year. The operations in Pakistan was included in the consolidated statement of the Company as of December 31, 2018, and the net profit attributable to equity holders of the Company from its operations in Pakistan in 2021 was RMB305 million.

Operating revenue and tax and levies on operations

Operating revenue mainly consists of revenue from electricity sold. For the year ended December 31, 2021, the consolidated operating revenue of the Company and its subsidiaries amounted to RMB204.605 billion, representing an increase of 20.75% from RMB169.446 billion for the year ended December 31, 2020. The operating revenue from domestic operations of the Company increased by RMB28.679 billion over the same period of last year, while the operating revenue generated from newly acquired entities and newly operated generating units was RMB7.7 billion. The increase of operating revenue from the domestic operations of our existing generating units of RMB20.979 billion was mainly due to the simultaneous increase of our electricity sold within China and domestic average tariff.

The operating revenue from the operations of the Company in Singapore increased by RMB5.368 billion over the same period of last year, representing a 48.94% increase, which was mainly attributed to to the increase in the tariff.

The operating revenue from the operations of the Company in Pakistan increased by RMB1.112 billion, representing an increase of 26.93% compared to the same period last year, mainly due to the increase in the power generation by 24.92% led by the increase in the domestic electricity demand in Pakistan.

The following table sets forth the average tariff rate of the Company, as well as percentage changes from 2020 to 2021.

	Average tariff rate (VAT inclusive) (RMB/MWh)
Region/type of power generation	2021	2020	Change
Heilongjiang Province
Coal-fired	381.50	379.26	0.59%
Wind-power	453.07	526.17	(13.89)%
PV	693.91	710.02	(2.27)%
Jilin Province
Coal-fired	383.48	371.86	3.12%
Wind-power	484.74	490.3	(1.13)%
Hydro-power	413.29	412.18	0.27%
PV	446.55	587.14	(23.95)%
Biomass power	746.82	749.99	(0.42)%
Liaoning Province
Coal-fired	404.26	391.23	3.33%
Wind-power	549.54	539.05	1.95%
Hydro-power	362.04	362.04	—%
PV	841.78	874.25	(3.71)%
Inner Mongolia
Wind-power	465.05	454.91	2.23%
Hebei Province
Coal-fired	366.77	361.80	1.37%
Wind-power	495.71	495.03	0.14%
PV	488.52	723.65	(32.49)%
Gansu Province
Coal-fired	318.85	312.40	2.06%
Wind-power	362.06	343.69	5.35%
Ningxia
PV	800.00	800.00	—%
Beijing
Coal-fired	550.97	478.58	15.13%
Combined Cycle	624.87	620.27	0.74%
Tianjin
Coal-fired	370.40	365.79	1.26%
Combined Cycle	604.19	597.85	1.06%
PV	645.51	634.61	1.72%
Shanxi Province
Coal-fired	344.43	314.39	9.56%
Combined Cycle	558.72	612.51	(8.78)%
Wind-power	521.25	600.00	(13.12)%
PV	538.39	628.78	(14.38)%
Shandong Province
Coal-fired	414.22	408.18	1.48%
Wind-power	599.15	598.67	0.08%
PV	827.67	850.98	(2.74)%
Biomass power	700.14	—	—

Henan Province
Coal-fired	389.03	360.81	7.82%
Combined Cycle	1,909.57	960.30	98.85%
Wind-power	578.98	585.94	(1.19)%
PV	357.90	361.70	(1.05)%
Jiangsu Province
Coal-fired	423.84	395.57	7.15%
Combined Cycle	636.93	632.45	0.71%
Wind-power	792.78	757.19	4.70%
PV	620.08	734.74	(15.61)%
Shanghai
Coal-fired	425.80	406.49	4.75%
Combined Cycle	897.46	871.34	3.00%
PV	819.95	521.50	57.23%
Chongqing
Coal-fired	417.92	406.68	2.76%
Combined Cycle	587.99	724.30	(18.82)%
Wind-power	607.68	607.05	0.10%
Zhejiang Province
Coal-fired	420.71	406.53	3.49%
Combined Cycle	679.45	828.89	(18.03)%
Wind-power	850.00	—	—
PV	1,061.46	1,121.06	(5.32)%
Hubei Province
Coal-fired	420.49	408.17	3.02%
Wind-power	605.75	610.02	(0.70)%
Hydro-power	378.66	375.18	0.93%
PV	880.18	880.00	0.02%
Hunan Province
Coal-fired	463.82	447.29	3.70%
Wind-power	561.27	558.50	0.50%
Hydro-power	327.67	332.02	(1.31)%
PV	800.46	837.84	(4.46)%
Jiangxi Province
Coal-fired	429.88	410.66	4.68%
Wind-power	597.15	604.41	(1.20)%
PV	667.39	736.44	(9.38)%
Anhui Province
Coal-fired	384.63	361.38	6.43%
Wind-power	590.88	602.33	(1.90)%
Hydro-power	421.59	421.63	(0.01)%
Fujian Province
Coal-fired	401.48	395.20	1.59%
PV	978.64	980.00	(0.14)%
Guangdong Province
Coal-fired	426.68	408.00	4.58%
Conbined Cycle	600.62	568.04	5.74%
PV	980.00	980.00	—%
Guangxi Province
Combined Cycle	721.49	718.25	0.45%
Wind-power	562.11	591.98	(5.05)%
Yunnan Province
Coal-fired	364.97	350.97	3.99%
Wind-power	481.82	472.26	2.02%
Hydro-power	246.00	246.00	—%
Guizhou Province
Wind-power	598.33	586.98	1.93%
PV	454.26	512.54	(11.37)%
Hainan Province
Coal-fired	445.89	441.75	0.94%
Combined Cycle	523.57	580.13	(9.75)%
Wind-power	603.00	604.58	(0.26)%
Hydro-power	387.86	382.76	1.33%
PV	897.93	908.98	(1.22)%
Domestic total	431.88	413.63	4.41%
SinoSing Power	594.46	530.61	12.03%

Tax and levies on operations mainly consist of surcharges of value-added tax. According to relevant administrative regulations, these surcharges include City Construction Tax and Education Surcharges calculated at prescribed percentages on the amounts of the value-added tax paid. For the year ended December 31, 2021, the tax and levies on operations of the Company and its subsidiaries were RMB1.686 billion, representing a decrease of RMB108 million from RMB1.794 billion for the same period of last year, of which the tax and levies on operations attributable to newly acquired entities and new generating units accounted for RMB18 million.

Operating expenses

For the year ended December 31, 2021, the total operating expenses of the Company and its subsidiaries was RMB210.286 billion, representing an increase of 35.03% from the same period last year. The operating expenses in domestic operations of the Company increased by RMB47.988 billion, or 33.72%, from the same period last year, of which the newly acquired entities and the new generating units accounted for RMB4.407 billion; the costs attributable to the existing entities increased by RMB43.581 billion, which was primarily attributable to the increase in the fuel cost led by the sharp increase in thermal coal purchase price.

The operating expenses from the operations in Singapore increased by RMB5.215 billion, or 48.66%, from the same period last year, which was mainly due to the increase in the tariff in Singapore, which in turn increase the operating cost of purchasing electricity. The operating expenses from the operations in Pakistan increased by RMB1.349 billion, which was mainly due to increase in fuel costs led by the increase in coal purchase price.

Fuel costs

Fuel costs account for the majority of the operating expenses for the Company and its subsidiaries. For the year ended December 31, 2021, fuel costs of the Company and its subsidiaries increased by 64.71% to RMB146.539 billion from RMB88.966 billion for the year ended December 31, 2020. The fuel costs from domestic operations of the Company and its subsidiaries increased by RMB57.197 billion, which was primarily attributable to the sharp increase in thermal coal purchase price. The fuel costs of the newly acquired entities and new generating units were RMB2.740 billion and the fuel costs of the existing generating units increased by RMB54.457 billion from same period last year. Fuel costs in Singapore increased by RMB0.376 billion from the same period last year, mainly due to increased fuel costs as a result of increased natural gas price. The fuel cost per unit of power sold by the Company’s domestic power plants increased by 51.32% to RMB316.36/MWh from RMB209.07/MWh in 2020.

Maintenance

For the year ended December 31, 2021, the maintenance expenses of the Company and its subsidiaries amounted to RMB4.504 billion, representing a decrease of RMB498 million from RMB5.002 billion for the year ended December 31, 2020. The maintenance expenses of the Company’s domestic operations decreased by RMB481 million compared to the same period last year. The maintenance expenses of operations in Singapore decreased by RMB17 million compared to the same period last year.

Depreciation

For the year ended December 31, 2021, depreciation expenses of the Company and its subsidiaries stayed stably at RMB22.270 billion, compared to RMB22.146 billion in the year ended December 31, 2020. The depreciation expenses of domestic operations increased by RMB283 million compared to the same period last year, of which the depreciation costs incurred by the newly acquired entities and new generating units was RMB1.326 billion. The depreciation expenses of the operations in Singapore decreased by RMB159 million compared to the same time last year, mainly due to the maturity of certain assets in the year of 2021.

Labor

Labor costs consist of salaries to employees and contributions payable for employees’ housing funds, medical insurance, pension and unemployment insurance, as well as training costs. For the year ended December 31, 2021, the labor costs of the Company and its subsidiaries amounted to RMB16.107 billion, representing an increase of RMB1.604 billion from RMB14.503 billion for the year ended December 31, 2020. This is mainly attributable to implementation of social security fee reduction in various regions in 2020 due to the COVID-19, and the increase of average social wage and social security contribution base in 2021, which resulted in a year-on-year increase in social security related expenses in 2021. Labor costs for Singapore operations increased by RMB14 million compared to the same time last year.

Other operating expenses (including electricity power purchase costs and service fees paid to HIPDC)

Other operating expenses include environmental protection expenses, insurance premiums, office expenses, amortization, Tuas Power’s electricity power purchase costs, impairment losses, government subsidies and net losses on disposal of properties, plant and equipment. For the year ended December 31, 2021, other operating expenses of the Company and its subsidiaries was RMB20.866 billion, representing a decrease of RMB4.251 billion from RMB25.117 billion for the year ended December 31, 2020. The other operating expenses from the Company’s domestic operations decreased by RMB10.601 billion due to the the decreased impairment recorded for the period, detailed information for which can be found in Note 6, 7 and 14 to the financial statements prepared in accordance with IFRS of this annual report.

Other operating expenses of the operations in Singapore increased by RMB5.001 billion compared to the same period last year. Other operating expenses of the operations in Pakistan increased by RMB1.349 billion compared to the same period last year, mainly due to the increased fuel costs led by the increase in coal price.

Financial expenses, net

Net financial expenses consist of interest expense, bank charges and net exchange differences.

Interest expenses

For the year ended December 31, 2021, the interest expenses of the Company and its subsidiaries were RMB8.798 billion, representing a decrease of 4.37% from RMB9.201 billion for the year ended December 31, 2020. The interest expenses from the Company’s domestic operations decreased by RMB186 million. The interest expenses from the newly acquired entities and new generating units were RMB836 million and those incurred by the existing entities in China decreased by RMB1,022 million, which is largely attributable to lower funding costs and decrease in debts.

The interest expenses of Singapore operations decreased by RMB88 million compared to the same period last year.

Net exchange differences and bank charges

For the year ended December 31, 2021, the Company and its subsidiaries recorded a net loss of RMB40 million from net exchange difference and bank charges, representing an increase of RMB141 million in loss compared with the net gain of RMB101 million for the year ended December 31, 2020.

The operations in Singapore recorded net loss of RMB88 million in exchange changes and bank charges, representing an increase of RMB227 million in loss form the net gain of RMB189 million for the year ended December 31, 2020, mainly due to increase in US dollar-to-Singapore dollar exchange rates. The operations in Pakistan recorded recorded net gain of RMB51 million in exchange losses and bank charges in 2021, representing an increase in net gain of RMB140 million as compared to a net loss of RMB89 million in 2020.

Share of profits less losses of associates and joint ventures

For the year ended December 31, 2021, the share of profits less losses of associates and joint ventures was RMB0.804 billion, representing a decrease of RMB970 million from RMB1.774 billion of last year, mainly due to the decreased profits of one of our associates, Shenzhen Energy Group Co., Ltd.

Income tax expenses

For the year ended December 31, 2021, the Company and its subsidiaries recognized income tax expenses of minus RMB1.930 billion, representing a decrease of RMB4,093 million from RMB2.163 billion for the year ended December 31, 2020. The income tax expenses for the domestic operations decreased by RMB4.133 billion due to the loss incurred for our domestic operations.

The income tax expenses of the operations in Singapore increased by RMB43 million.

Net loss, net loss attributable to the equity holders of the Company and non-controlling interests

For the year ended December 31, 2021, the Company and its subsidiaries achieved a net loss of RMB13.191 billion, representing a decrease of RMB15.802 billion, or 605.2%, from RMB2.611 billion for the year ended December 31, 2020; the net loss attributable to equity holders of the Company was RMB10.636 billion, representing a decrease of RMB13.014 billion from RMB2.378 billion for the year ended December 31, 2020.

The profit attributable to equity holders of the Company from its domestic operations increased by RMB13,016 million, mainly due to the sharp increase in the thermal coal purchase price. The net profit attributable to equity holders of the Company from its operations in Singapore was RMB123 million, representing a decrease of RMB15 million from same period last year. The profit attributable to equity holders of the Company from its operation in Pakistan in 2021 was RMB305 million, representing an increase of RMB17 million.

The Company’s recorded profit from its non-controlling interests decreased to a loss of RMB2,555 million for the year ended December 31, 2021 as compared to the profit of RMB233 million for the year ended 31 December 2020, mainly attributable to the decline in net profit and increase in net loss of the Company’s non-wholly owned subsidiaries.

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

The power generation of the Company’s domestic power plants for the year ended December 31, 2020 is listed below (in billion kWh):

	Power Generation		Electricity Sold
Region	2020	Change	2020	Change
Heilongjiang Province	14.126	1.10%	13.238	1.19%
Coal-fired	12.853	1.57%	11.988	1.70%
Wind-power	1.138	(4.09)%	1.117	(4.07)%
PV	0.135	2.95%	0.133	2.53%
Jilin Province	11.102	6.85%	10.385	6.04%
Coal-fired	9.513	5.24%	8.881	4.55%
Wind-power	1.141	11.93%	1.084	9.50%
Hydro-power	0.076	80.49%	0.075	82.22%
PV	0.145	137.25%	0.143	137.18%
Biomass power	0.228	(0.45)%	0.202	(2.28)%
Liaoning Province	18.771	(2.05)%	17.455	(2.17)%
Coal-fired	18.191	(2.19)%	16.882	(2.33)%
Wind-power	0.376	(0.12)%	0.373	(0.22)%
Hydro-power	0.042	44.53%	0.041	46.96%
PV	0.163	1.63%	0.159	1.90%
Inner Mongolia	0.212	(3.74)%	0.208	(4.39)%
Wind-power	0.212	(3.74)%	0.208	(4.39)%
Hebei Province	12.175	(5.70)%	11.363	(5.79)%
Coal-fired	11.661	(7.73)%	10.862	(8.05)%
Wind-power	0.457	107.90%	0.446	127.39%
PV	0.056	4.16%	0.055	5.22%
Gansu Province	13.151	15.04%	12.496	15.27%
Coal-fired	10.793	14.93%	10.199	15.13%
Wind-power	2.358	15.54%	2.297	15.92%
Ningxia	0.023	1.63%	0.023	1.20%
PV	0.023	1.63%	0.023	1.20%
Beijing	8.579	1.36%	8.218	2.20%
Coal-fired	0.987	(32.19)%	0.870	(32.57)%
Combined Cycle	7.591	8.33%	7.347	8.85%
Tianjin	6.743	(2.85)%	6.338	(2.84)%
Coal-fired	5.101	(5.56)%	4.741	(5.71)%
Combined Cycle	1.628	5.91%	1.583	6.03%
PV	0.015	390.71%	0.015	365.47%
Shanxi Province	10.911	(3.99)%	10.133	(4.36)%
Coal-fired	8.139	(10.51)%	7.461	(11.04)%
Combined Cycle	2.176	2.74%	2.118	2.72%
Wind-power	0.033	—	0.006	—
PV	0.563	270.47%	0.548	275.47%
Shandong Province	81.839	(4.77)%	76.227	(8.45)%
Coal-fired	80.494	(5.02)%	74.963	(8.70)%
Wind-power	0.829	6.34%	0.760	1.60%
PV	0.512	24.25%	0.504	23.48%
Biomass power	0.004	—	—	—
Henan Province	21.244	(3.48)%	19.951	(3.78)%
Coal-fired	19.487	(7.64)%	18.287	(7.95)%
Combined Cycle	0.610	43.85%	0.595	44.10%
Wind-power	1.124	142.78%	1.046	142.33%
PV	0.023	(7.04)%	0.023	(5.63)%
Jiangsu Province	37.742	(4.41)%	35.609	(4.76)%
Coal-fired	30.772	(7.28)%	29.045	(7.08)%
Combined Cycle	4.187	(7.25)%	3.917	(11.49)%
Wind-power	2.604	56.49%	2.478	55.87%
PV	0.179	53.03%	0.169	47.24%
Shanghai	17.468	(0.78)%	16.488	(0.89)%
Coal-fired	15.976	2.52%	15.036	2.53%
Combined Cycle	1.477	(26.95)%	1.440	(26.99)%
PV	0.015	—	0.012	—
Chongqing	9.355	(5.53)%	8.712	(5.60)%

	Power Generation		Electricity Sold
Region	2020	Change	2020	Change
Coal-fired	7.727	(6.82)%	7.125	(6.97)%
Combined Cycle	1.385	0.61%	1.351	0.63%
Wind-power	0.243	4.15%	0.236	3.85%
Zhejiang Province	25.169	(2.24)%	24.121	(2.37)%
Coal-fired	24.385	(2.76)%	23.353	(2.91)%
Combined Cycle	0.731	20.02%	0.715	19.91%
PV	0.053	(10.90)%	0.053	(10.77)%
Hubei Province	15.380	(23.22)%	14.446	(23.32)%
Coal-fired	14.484	(24.77)%	13.571	(24.93)%
Wind-power	0.552	(4.40)%	0.542	(4.33)%
Hydro-power	0.322	79.07%	0.312	78.92%
PV	0.022	(1.74)%	0.021	(2.00)%
Hunan Province	10.280	(9.47)%	9.593	(9.81)%
Coal-fired	9.328	(10.87)%	8.664	(11.22)%
Wind-power	0.595	12.65%	0.579	10.92%
Hydro-power	0.313	(6.61)%	0.307	(6.68)%
PV	0.044	63.27%	0.043	66.17%
Jiangxi Province	21.585	4.00%	20.666	4.08%
Coal-fired	20.537	1.81%	19.648	1.88%
Wind-power	0.821	40.38%	0.806	41.17%
PV	0.228	—	0.213	—
Anhui Province	5.692	(3.88)%	5.423	(3.86)%
Coal-fired	5.130	(7.34)%	4.886	(7.05)%
Wind-power	0.451	49.67%	0.425	42.32%
Hydro-power	0.112	31.23%	0.111	31.71%
Fujian Province	17.246	56.10%	16.382	15.26%
Coal-fired	17.235	56.17%	16.371	15.28%
PV	0.012	(3.20)%	0.012	(1.12)%
Guangdong Province	24.438	9.20%	23.136	8.13%
Coal-fired	22.625	1.19%	21.642	1.25%
Combined Cycle	1.790	—	1.471	—
PV	0.023	5.68%	0.023	5.33%
Guangxi Province	0.715	84.36%	0.680	84.96%
Combined Cycle	0.443	62.34%	0.426	63.46%
Wind-power	0.272	136.64%	0.255	137.14%
Yunnan Province	7.853	80.19%	7.253	81.07%
Coal-fired	7.251	95.60%	6.668	97.69%
Wind-power	0.566	(5.89)%	0.550	(5.84)%
Hydro-power	0.036	(27.62)%	0.035	(28.40)%
Guizhou Province	0.301	38.72%	0.290	36.50%
Wind-power	0.221	2.46%	0.219	2.99%
PV	0.080	—	0.071	—
Hainan Province	11.915	(8.23)%	11.062	(8.10)%
Coal-fired	11.303	(9.55)%	10.464	(9.48)%
Combined Cycle	0.329	89.12%	0.320	89.07%
Wind-power	0.113	15.03%	0.110	15.12%
Hydro-power	0.069	(37.43)%	0.068	(37.48)%
PV	0.101	(3.47)%	0.100	(3.53)%
Total	404.016	(0.24)%	379.894	(2.14)%

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

For the year ended December 31, 2020, the net profit attributable to equity holders of the Company from domestic operations was RMB1.952 billion, representing an increase of RMB1.003 billion from RMB0.949 billion for the same period last year. The increase was primarily attributable to the significant increase in the Company’s profits as a result of the significant year-on-year decrease of domestic coal purchase price and financial expenses, which was partially offset by the decrease in power sales and average tariff as well as impairments of certain units caused by estimated increase of fuel price, insufficient demands and lack of competitive strength. The net profit attributable to equity holders of the Company from its operations in Singapore was RMB138 million, representing an increase of profit of RMB615 million from loss of RMB477 million for the same period last year, which is largely due to the year-on-year decrease of financial expenses, the increased profit from electricity sold and the increased government subsidies received. The operations in Pakistan was included in the consolidated statement of the Company as of December 31, 2018, and its equity profit in 2020 was RMB288 million, substantially remaining the same compared to the same period last year.

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

Fuel costs

Fuel costs account for the majority of the operating expenses for the Company and its subsidiaries. For the year ended December 31, 2020, fuel costs of the Company and its subsidiaries decreased by 8.93% to RMB88.966 billion from RMB97.687 billion for the year ended December 31, 2019. The fuel costs from domestic operations of the Company and its subsidiaries decreased by RMB7.217 billion, which was primarily attributable to the decline of fuel price. The fuel costs of the newly acquired entities and new generating units were RMB0.795 billion and the fuel costs of the existing generating units decreased by RMB8.012 billion from same period last year. Fuel costs in Singapore decreased by RMB1.503 billion from the same period last year, mainly due to decreased natural gas costs. For the year ended December 31, 2020, the average price (inclusive of taxes) of natural fuel coal consumed of the Company and its domestic subsidiaries was RMB479.11 per ton, representing a 5.15% decrease from the RMB505.12 per ton for the year ended 31 December 2019. The fuel cost per unit of power sold by the Company’s domestic power plants decreased by 6.34% to RMB209.07/MWh from RMB223.22/MWh in 2019.

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

The Company’s recorded profit from its non-controlling interests decreased to RMB233 million for the year ended December 31, 2020 from RMB342 million for the year ended December 31, 2019, mainly attributable to the decline in net profit of the Company’s non-wholly owned subsidiaries.

C.	Financial Position

Comparison of asset items

As of December 31, 2021, consolidated total assets of the Company and its subsidiaries was RMB500.771 billion, increased by 11.31% from RMB449.905 billion as of December 31, 2020; total assets of the domestic operations increased by RMB50.498 billion to RMB460.280 billion, including a net increase of RMB20.952 billion in non-current assets, which is mainly attributable to new construction outweighing the depreciation and leading to an increase in assets, a net increase in inventory of RMB9.993 billion, which is mainly attributable to the increased coal price and the increased replenished coal inventory of some power plants controlled by the Company, aiming to guarantee coal supply during seasons and to meet the demand of stable energy supply as instructed by NDRC policy, and a net increase in account receivables of RMB4.721 billion, which was mainly attributable to increases in revenues and receivables of renewable energy subsidies.

As of December 31, 2021, total assets of the operations in Singapore were RMB27.088 billion, representing an increase of RMB222 million from the same period last year. Non-current assets decreased by RMB1.239 billion to RMB22.567 billion.

As of December 31, 2021, total assets of the operations in Pakistan were RMB13.403 billion, representing an increase of RMB146 million from the same period last year. Non-current assets decreased by RMB755 million from last year to RMB8.298 billion.

Comparison of liability items

As of December 31, 2021, consolidated total liabilities of the Company and its subsidiaries were RMB367.213 billion, representing an increase of 23.11% from RMB298.288 billion as of December 31, 2020.

As of December 31, 2021, interest-bearing debts of the Company and its subsidiaries totaled RMB297.703 billion. The interest-bearing debts consist of long-term loans (including those maturing within a year), bonds payable (including those maturing within a year), short-term borrowings, short-term bonds payable and lease liabilities (including those maturing within a year).

As of December 31, 2021, the total liabilities of the operations in Singapore were RMB15.200 billion, representing an increase of 0.72% from RMB15.092 billion as of December 31, 2020. As of December 31, 2021, the total liabilities of the operations in Pakistan were RMB9.596 billion, representing a decrease of 1.40% from RMB9.732 billion as of December 31, 2020.

Comparison of equity items

Total equity attributable to the equity holders of the Company decreased by RMB16.798 billion as of December 31, 2021, resulting from a decrease of RMB10.934 billion arising from comprehensive net loss, a decrease of RMB2.826 billion arising from dividends, a decrease of RMB2.139 billion arising from the payments of interests for other equity instruments and a decrease of RMB899 million due to other reasons. Non-controlling interests decreased by RMB1,260 million in 2021.

Major financial position ratios

	2021	2020
Current ratio	0.50	0.43
Quick ratio	0.41	0.39
Ratio of liability to equity holders’ equity	3.25	2.30
Multiples of interest earned	(0.63)	1.38

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

The current ratio and quick ratio as of December 31, 2021 increased due to the increase of current assets as of the year end outweighing the increase of current liabilities, and the increase of current assets resulted from the increase in the operating revenue and accounts receivable led by the increase in the receivables of new energy subsidies, as well as the increased coal price and the increased replenished coal inventory of some power plants controlled by the Company, aiming to guarantee coal supply during seasons and to meet the demand of stable energy supply as instructed by NDRC policy. The ratio of liabilities to shareholder’s equity as of December 31, 2021 increased due to the substantial decrease of net cashflow provided by operating activities and increase in debts for the purpose of our operation and construction activities in the ordinary course of our business. The multiples of interest earned was negative mainly attributable to the increased coal price, thus leading to the operating loss of domestic market.

D.	Liquidity and capital resources

The primary sources of funding for the Company and its subsidiaries have been cash provided by internal funds from operating activities, short-term and long-term loans and proceeds from issuances of bonds, and the primary use of funds have been for working capital, capital expenditure and repayments of short-term and long-term borrowings.

Cash flows from operating activities

	For the Year Ended December 31,
	2021	2020	2019
	RMB’000	RMB’000	RMB’000
Cash flows from operating activities
Profit before income tax expense	(15,120,644)	4,773,736	3,119,460
Non-cash items adjustments	28,933,717	38,476,806	37,008,902
Changes in working capital	(6,406,311)	1,719,398	(932,474)
Interest received	288,291	292,724	264,554
Income tax expense paid	(1,662,212)	(3,275,626)	(2,136,249)
Net cash provided by operating activities	6,032,841	41,987,038	37,324,193

For the year ended December 31, 2021, net cash provided by operating activities of the Company and its subsidiaries was RMB6.033 billion, representing a decrease of 85.63% from last year, mainly attributable to the increased coal price, thus leading to the operating loss of domestic market, which in turn led to a substantial decrease in cash inflow provided by operation activities. The net cash provided by operating activities in Singapore was RMB1,751 million. The net cash provided by operating activities in Pakistan was RMB605 million.

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

Cash flows used in investing activities

	For the Year Ended December 31,
	2021	2020	2019
	RMB’000	RMB’000	RMB’000
Cash flows used in investing activities
Payment for the purchase of property, plant and equipment	(43,055,805)	(42,558,250)	(31,382,657)
Proceeds from disposal of property, plant and equipment, land use rights and other non-current assets	514,525	454,470	464,542
Payment for the purchase of other non-current assets	(47,087)	(72,699)	(113,124)
Cash dividend received	796,168	554,614	668,906
Capital injections for investments in associates and joint ventures	(643,428)	(586,261)	(313,197)
Cash paid for acquiring other equity instrument investments	(111,313)	(61,713)	(7,450)
Cash paid for acquiring subsidiaries, net of cash acquired	—	(206,414)	(71,696)
Cash received from disposal of other equity instrument investments	—	—	1,250,000
Cash received from recovery of entrusted loans	302,640	—	—
Net outflow of cash and cash equivalents in respect of the disposal of subsidiaries	—	—	(29,350)
Others	(31,659)	239,121	500,041
Net cash used in investing activities	(42,275,959)	(42,237,132)	(29,033,985)

The net cash used in investing activities was RMB42.276 billion for the year ended 31 December 2021, representing an increase of 0.09% from last year, mainly due to the increase in the construction investments, including purchase of non-current assets, construction expenditure and construction material procurement.

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

Cash flows from financing activities

	For the Year Ended December 31,
	2021	2020	2019
	RMB’000	RMB’000	RMB’000
Cash flows from financing activities
Issuance of short-term bonds	43,200,000	20,000,000	30,000,000
Repayments of short-term bonds	(40,000,000)	(24,000,000)	(32,500,000)
Proceeds from short-term loans	139,416,406	116,458,227	92,890,098
Repayments of short-term loans	(113,866,543)	(117,354,380)	(87,001,921)
Proceeds from long-term loans	62,464,866	52,219,578	27,408,223
Repayments of long-term loans	(39,279,532)	(54,593,490)	(43,915,444)
Issuance of long-term bonds	15,680,393	4,217,730	5,300,000
Repayment of long-term bonds	(12,000,000)	(2,800,000)	(4,000,000)
Interest paid	(12,274,217)	(11,586,250)	(11,641,439)
Net proceeds from the issuance of other equity instruments	—	25,457,450	14,982,165
Redemption of other equity instruments	—	(2,500,000)	—
Net capital injection from non-controlling interests of the subsidiaries	1,876,784	1,155,556	1,016,150
Dividends paid to shareholders of the Company	(2,825,657)	(2,119,243)	(1,569,809)
Dividends paid to non-controlling interests of the subsidiaries	(673,859)	(1,702,511)	(1,436,574)
Lease payments/finance lease rental payments	(1,860,532)	(1,297,746)	(488,015)
Cash paid for acquisition of non-controlling interests of a subsidiary	(186,189)	—	(6,802)
Others	(285,954)	248,895	(364,815)
Net cash provided by / (used in) financing activities	39,385,966	1,803,816	(11,328,183)

The net cash provided by financing activities was RMB39.386 billion for the year ended December 31, 2021, representing an increase of 2,083.26% from the last year, which was mainly due to the increase of net financing amounts of the Company for the year.

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

Cash and cash equivalents

	For the Year Ended December 31,
	2021	2020	2019
	RMB’000	RMB’000	RMB’000
Effect of foreign exchange rate changes, net	(845,915)	(739,088)	63,551
Net increase/(decrease) in cash and cash equivalents	2,296,933	814,634	(2,974,424)
Cash and cash equivalents as at beginning of the year	13,257,892	12,443,258	15,417,682
Cash and cash equivalents as at end of the year	15,554,825	13,257,892	12,443,258

As of December 31, 2021, the cash and cash equivalents of the Company and its subsidiaries denominated in RMB, Singapore dollar, U.S. dollar and other currencies were RMB13.879 billion, RMB699 million, RMB822 million, and RMB155 million, respectively.

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

Material cash requirement

Capital expenditures for infrastructure construction and renovation projects

The actual capital expenditure of the Company in 2021 was RMB43.874 billion, which was mainly used for capital construction and renovation expenditures, including RMB3.788 billion for Zhuanghe Wind-power, RMB3.363 billion for Yantai New Energy, RMB3.288 for Clean Energy Tongyu, RMB2.018 billion for Pinghu Offshore, RMB1.651 billion for Ruijin Power, RMB1.402 billion for Jiutai Power, RMB1.284 billion for Shidongkou I, RMB1.233 billion for Qingdao Co-generation, RMB1.165 billion for Daqing Ranghulu, RMB1.078 for Dalian Cogeneration, RMB1.070 billion for Da’an Clean Energy, RMB921 million for Zhejiang Cangnan Offshore, RMB851 million for Yangpu Co-generation, RMB821 million for Jiuquan Wind-power, RMB791 million for Poyang Luohong, RMB761 million for Shengdong Rudong Offshore, RMB644 million for Dalian Chuanbo, RMB572 million for Anhui Mengcheng Wind-power, RMB569 million for Yuhuan Power, RMB498 million for Fengcheng New Energy, RMB467 million for Diandong Kuangye, RMB462 million for Dezhou New Energy, RMB451 million for Diandong Energy, RMB446 million for Luobei Wind-power, and RMB435 million for Jiangxi Clean Energy. Capital construction and renovation expenditures for other projects were RMB13.845 billion.

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

The cash requirements, usage plans and cash resources of the Company for the next year are as following:

	Capital
	expenditure Plan
	for 2022 (RMB100
Capital Expenditure Project	million)	Cash resources arrangements	Financing costs and note on use
Thermal power projects	60.46	Including internal cash resources and bank loans	Within the floating range of benchmark lending interest rates of PBOC
Hydropower projects	—	Including internal cash resources and bank loans	Within the floating range of benchmark lending interest rates of PBOC
Wind power projects	126.49	Including internal cash resources and bank loans	Within the floating range of benchmark lending interest rates of PBOC
Coal mining projects	10.62	Including internal cash resources and bank loans	Within the floating range of benchmark lending interest rates of PBOC
Photovoltaic power projects	186.09	Including internal cash resources and bank loans	Within the floating range of benchmark lending interest rates of PBOC
Ports	0.2	Including internal cash resources and bank loans	Within the floating range of benchmark lending interest rates of PBOC
Technology renovation etc.	74.39	Including internal cash resources and bank loans	Within the floating range of benchmark lending interest rates of PBOC

Cash resources and anticipated financing costs

The Company expects to finance its capital expenditure and acquisition costs primarily with internal capital, cash flow provided by operating activities, and debt and equity financing.

Good operating results and sound credit status provide the Company with strong financing capabilities. As of December 31, 2021, the undrawn banking facilities available to the Company and its subsidiaries amount more than RMB300.0 billion, which are granted by Bank of China, China Construction Bank and Industrial and Commercial Bank of China.

The Company completed issuances of unsecured super short-term bonds in 18 installments on January 20, January 25, February 25, April 26, April 29, July 9, July 16, July 22, August 6, August 30, September 3, September 10, October 15, October 22, October 27, November 4, December 13, and December 29, at principal amount of RMB2 billion, 3 billion, 3 billion, 2 billion, 3 billion, 2 billion, 3 billion, 2.5 billion, 1.5 billion, 2 billion, 3 billion, 1.5 billion, 1.5 billion, 3 billion, 2 billion, 5 billion, 3 billion and 200 million, with nominal annual interest rates of 2.2%, 2.3%, 2.4%, 2.1%, 2.1%, 2.1%, 2.1%, 2.0%, 2.0%, 2.1%, 2.1%, 2.0%, 2.1%, 2.2%, 2.1%, 2.4%, 2.2% and 2.6%, respectively. Each installment of the notes was denominated in RMB, issued at par value, and would successively mature in 37 days, 30 days, 41 days, 37 days, 36 days, 29 days, 29 days, 36 days, 54 days, 54 days, 54 days, 54 days, 29 days, 29 days, 36 days, 98 days, 29 days and 270 days from the value date.

As of December 31, 2021, short-term loans of the Company and its subsidiaries were RMB91.897 billion (2020: RMB66.311 billion). Loans from banks were charged at interest rates ranging from 2.00% to 11.35% per annum (2020: 2.15% to 4.90%).

As of December 31, 2021, short-term bonds payable by the Company and its subsidiaries were RMB8.223 billion (2020: RMB5.003 billion).

As of December 31, 2021, the Company and its subsidiaries’ long-term loans (including long-term loans due within one year) totaled RMB154.072 billion (2020: RMB131.886 billion), including RMB loans of RMB138.436 billion (2020: 114.350 billion), USD loans of USD1.376 billion (2020: USD1.480 billion), EUR loans of EUR7 million (2020: EUR11 million), SGD loans of SGD1.456 billion (2020: SGD1.551 billion), JPY loans of 2.151 billion yen (2020: 2.266 billion yen). Among them, US dollar loans and Singapore dollar loans are floating rate loans, and other foreign currency loans are fixed rate loans. For the fiscal year ended December 31, 2021, the annual interest rate of long-term bank borrowings is 0.75% to 4.98% (2020: 0.75% to 6.55%). The Company and its subsidiaries will closely monitor any change in the exchange rate and interest rate markets and cautiously assess the currency rate and interest rate risks.

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

Other financing requirements

Pursuant to the memorandum and articles of the Company, given the negative realized net profit attributable to the equity holders of the Company and considering the need for future investments in accordance with the Company’s transformational development plans and the increased debt-asset ratio of the Company’s in year 2021, the board of directors proposed that the Company pay no dividends in year 2021. The proposal has been reviewed and approved by the board of directors and the board of supervisors of the Company, subject to the approval at annual general meeting for year 2021.

Loans, Bonds and Other Material Contracutal Obligations

The following table sets forth the maturity profile of the Company’s borrowings as of December 31, 2021.

Maturity Profile
(RMB 100 million)	2022	2023	2024	2025	2026
Principal amount planned for repayment	1,234.45	256.49	446.69	153.28	139.90
Interest amount planned for repayment	76.77	62.17	50.28	38.83	32.88
Total	1,311.22	318.66	496.97	192.11	172.78

Note: The amount of principle to be paid in 2022 is relatively large because this includes expected repayment of short-term loans and short-term bonds.

A summary of payments due by period of our contractual obligations and commercial commitments as of December 31, 2021 is shown in the tables below. A more complete description of these obligations and commitments is included in the Notes to Financial Statements as referenced below.

Contractual Cash Obligations (RMB in millions)	2022	2023-2024	2025-2026	Thereafter	Total
Long-term loans from Huaneng Group and its subsidiaries(1)	1,203	4,946	1,448	1,887	9,484
Long-term bank loans and other loans(1)	16,011	54,775	24,722	49,080	144,588
Long-term bonds(2)	6,506	10,597	3,147	16,322	36,572
Interest payments	7,555	11,245	7,172	16,813	42,785

Other commercial commitments (RMB in millions)	2022	2023-2024	2025-2026	Thereafter	Total
Long – term gas purchase contract(3)	5,538	10,977	10,937	9,069	36,521
Lease liabilities(4)	785	1,635	1,194	3,325	6,939

Capital commitments (RMB in millions)	Total
Contracted, but not provided(5)	25,771
(1)	See Note 23 to the Financial Statements, “Long-term Loans.”
(2)	See Note 24 to the Financial Statements, “Long-term Bonds.”
(3)	The numbers shown in the table above were calculated based on the minimum purchases stipulated in the long-term gas contracts disclosed in Note 38 to the Financial Statements.
(4)	See Note 40 to the Financial Statements, “Lease liabilities.”
(5)	See Note 38 (a) to the Financial Statements, “Capital commitments.”

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

Disclosures of the pension plans, including the contribution amounts, are included in Note 36 to the Financial Statements.

E.	Trend information

General economy

Focusing on the general trend of national economic development and based on the principle of “priority on stabilization, and advancement from stabilization,” the Central Economic Work Conference proposed several key goals as the fundamental principles and action guidance to follow for the national economy development in year 2022 and longer terms thereafter, such as to implement stable and effective macroeconomic policies, continue to stimulate the vitality of market entities, smoothen the national economic cycle, solidly implement science and technology policies, and stimulate developments by implementing reform and opening-up policies, and enhance the balance and coordination of the regional developments and securing the basic goals for residents’ livelihood. The Conference also proposed that correct understanding of the essence of the carbon peak and carbon neutralization should be established, and the gradual withdrawal of traditional energy should be based on the safe and reliable substitution of new energy. Based on the basic national conditions of coal, we should pay attention to the clean and efficient utilization of coal, increase the consumption capacity of new energy, and promote the optimal combination of coal and new energy. At the same time, the Conference proposed that renewable energy and raw material energy consumption should not be calculated into the total energy consumption control.

The major trend of the electricity power market

In terms of the electricity supply and demand, according to the analysis and forecast of the China Electricity Council, with the considerations such as the domestic and international economic situation, the steady increasement of electrification driven by electric power replacement, statistic comparison base of last year, as well as the uncertainty resulting from the epidemic and other the external events, it is estimated that the electricity consumption of the whole society will have a year-on-year increase of 5%-6% in year 2022, a growth rate that is four percentage points lower as compared to that in year 2021. It is estimated that in year 2022, the newly installed power generation capacity nationwide will be about 230 million kilowatts, a record high over the years, while the utilization hours for thermal units will decrease slightly on a year-onyear basis.

In terms of electricity market, on January 18, 2022, the NDRC and the National Energy Administration jointly issued Guidance on accelerating the construction of a national unified power market system, aiming to realize the sharing, mutual assistance and optimal allocation of power resources across the country, and accelerate the formation of a unified, open, orderly, safe and efficient power market system with efficient governance. As all coal-fired electricity shall totally enter into trade within the electricity grid market as stipulated by principle, the transaction ratio of the total amount of electricity generated demonstrate an upward growth. And considering the combined effects of the fluctuations of coal market prices, the inter-provincial negotiation over electrovalence for outbound transactions, the spot electrovalence fluctuating with coal prices, and the electrovalence of pumped-hydroelectricity being set by the government, the rising range of the price of coal-fired electricity is expected to be less than 20%. Affected by the increase in the number of new energy parity projects putting into operation, the prices of wind and photovoltaics have decreased compared with year 2021, while the price of hydropower electricity remains the same as that of year 2021. In respect of carbon market, China Carbon Emission Trade Exchange (CCETE) was officially launched in year 2021, with the first fulfilment cycle during year 2019 to year 2020 closed smoothly. Carbon emission quota is expected to be tightened under the background of relevant national policy switching from “dual energy consumption control” to” dual control of carbon emission amount and emission intensity.”

The trend of the fuel supply

In terms of the coal market, the CPC Central Committee currently attaches great importance to the safe supply of coal production, and the relevant governmental authorities issued multiple industry policies to stabilize the supply and demand of coal market. On February 24, 2022, the NDRC issued the Notice on Further Improving the Coal Market Price Formation Mechanism, specifying that midand long-term coal supply contracts should adopt the reasonable price range between RMB570 to RMB770 per ton (tax inclusive) and making it clear that pricing adjustment measures regarding coal price will be made pursuant to the Pricing Law. Such measures are expected to facilitate the normalization of thermal coal price. On the coal consumption side, given the establishment of the policy on controlling the increase of coal consumption during the “Fourteenth Five-Year” period and the scale development of the renewable energy section, it is expected that the increase of the coal demand shall slowdown in year 2022. While on the supply side, the advanced production capability has been gradually released domestically, which, together with the fact that coal exportation by Indonesia restored at a normal level, shall improve the supply situation of the thermal coal market. With the supply-demand situation significantly improved as compared to 2021, it is expected that the coal price will fall into a more reasonable range.

The trend of capital market

In terms of the capital market, the monetary policy in 2022 is expected to be prudent with proper flexibilities, which will increase the intensity of crosscycle adjustment, give full play to the dual functions of the total amount and structure of monetary policy tools, and focus on sufficient effectuation, precise effectuation, and forward effectuation, aiming to meet the reasonable and effective financing needs of the real economy without having “flooding irrigation” effects, and focus on increasing financial support for key areas and weak links of the economy, so as to achieve a better goal combining the stabilized total volume with an optimized structure and maintain a reasonably abundant liquidity.

F.	Employee benefits

As of December 31, 2021, the Company and its subsidiaries had 57,513 employees within and outside the PRC. The Company and its subsidiaries provide employees with competitive remuneration and link such remuneration to operating results to provide incentives for the employees. Currently, the Company and its subsidiaries do not have any stock or option based incentive plan.

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

G.	Guarantees for loans and restricted assets

As of December 31, 2021, the Company provides guarantee to long-term bank loans of Tuas Power Ltd of RMB6.257 billion (2020: RMB7.053 billion).

As of December 31, 2021, pledge and mortgage loans of the Company were RMB12.333 billion (2020: RMB11.105 billion).

As of December 31, 2021, short-term loans of RMB829 million (2020: RMB1,317 million) represented the notes receivable that were discounted with recourse. As these notes receivable had not yet matured, the proceeds received were recorded as short-term loans.

As of December 31, 2021, long-term loans of RMB4.595 billion (2020: RMB3.322 billion) of the Company and its subsidiaries were secured by certain property, plant and equipment with net book value of approximately RMB5.025 billion (2020: RMB3.400 billion).

As of December 31, 2021, long-term loans of approximately RMB4.516 billion (2020: RMB7.435 billion) were secured by future electricity revenue of the Company and its subsidiaries. Long-term loans of approximately RMB2.814 billion (December 31, 2020: nil) were secured by equity interests of a subsidiary of the Company. Long-term loans of approximately RMB20 million were secured by carbon emission trading rights (December 31, 2020: nil).

As at December 31, 2021, certain land use right with net book value of RMB17 million (December 31, 2020: nil) was in a state of seizure due to pre-litigation preservation.

As of December 31, 2021, the restricted bank deposits of the Company and its subsidiaries were RMB796 million (2020: RMB614 million).

H.	Off-balance sheet arrangements

As of December 31, 2021, there were no off-balance sheet arrangements which have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, cash requirements or capital resources.

I.	Performance of significant investments and their prospects

The Company acquired 25% equity interest in Shenzhen Energy Group for RMB2.39 billion on April 22, 2003. In 2011, Shenzhen Energy Group divided into a remainder company of the same name and a new company Shenzhen Energy Management Company (“SE Management”), and the Company holds 25% equity interests in each of the two successors. The Company acquired 200 million shares from Shenzhen Energy Corporation (“Shenzhen Energy”), a subsidiary of Shenzhen Energy Group in December 2007. Shenzhen Energy allotted shares with its capital surplus in 2011. In February 2013, Shenzhen Energy merged SE Management through the combination of directional seasoned offering and cash payment to shareholders of SE management, Shenzhen State-owned Assets Administration Commission and the Company. After the merger, the Company held 661 million shares of Shenzhen Energy, representing 25.02% of its equity interests. In 2021, Shenzhen Energy distributed RMB0.50 of cash dividend and a two-share share dividend out of every 10 shares to its shareholders, and the Company held 1,190 million shares of Shenzhen Energy by December 31, 2021. These investments brought a net profit attributable to the equity and perpetual corporate bonds holders of the Company of RMB331 million for the year ended December 31, 2021 under IFRS. This investment is expected to provide steady returns to the Company.

The Company held 60% direct equity interest in Huaneng Sichuan Energy Development Co., Ltd.(“Sichuan Energy Development”) as of December 31, 2006. In January 2007, Huaneng Group increased its capital investment in Sichuan Energy Development by RMB615 million, thus reducing the Company’s equity interest in Sichuan Energy Development to 49% and making Huaneng Group the controlling shareholder of Sichuan Energy Development. This investment brought a net profit attributable to the equity and perpetual corporate bonds holders of the Company of RMB201 million for the year ended December 31, 2021 under IFRS.

This investment is expected to provide steady returns to the Company.

J.	Impairment sensitivity analysis

Goodwill impairment

The Company and its subsidiaries conduct impairment test on each individually recognized goodwill every year. There were no impairment losses provided for the goodwill for the year ended December 31, 2021. Details please refer to Note 14 to the Financial Statements.

Impairment of other non-current assets

The Company and its subsidiaries will test its property, plant and equipment, land use rights and mining rights suffered any impairment whenever an impairment indication exists.

In 2021, impairment losses for certain property, plant and equipment of approximately RMB28.9 million have been recognized. Details please refer to Note 7 to the Financial Statements.

K.	Prospects for 2022

In 2022, the Company will continue to promote the implementation of the development strategy, actively respond to changes in the electricity, coal and capital markets, and strive to complete the annual production and operation tasks.

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

In terms of electric power generation, the Company earnestly implements the regulations and policies in the field of safety production, and constantly optimizes management to prevent safety accidents. The Company conducts appraisal for the generator sets to comprehensively improve the lean level of facility management. While operating and maintaining the clean energy power generation system, the Company attaches importance to the basic and adjusting roles of existing thermal power generating unit in the energy safety system of the society, actively conducts life extension appraisal and transformation, and maintains the health level of standby set for emergency. The Company always focuses on the economy and flexibility of the power generation assembly and meet the new market demands through technical transformation; actively develops the heat supply industry to upgrade integrated energy services; deeply studies the application prospect of biomass coupled power generation and grasps the market opportunities; and earnestly governs the environment protection well as demanded by the ecological civilization construction of various regions.

In terms of electric power marketing, the Company will take the principle of maximizing the overall benefit, strengthen market analysis, insist on quantity and price coordination, make every effort to conduct market transactions, and strive to generate more and more efficient power. The Company will actively respond to the market reform of electricity, promote the construction of institutional mechanism and strengthen the training of market trading talents. The Company will fully develop the electricity sales market, improve the operation level of the energy sales company, and further promote the optimization of carbon market transactions, striving to achieve an annual domestic power generation of 465 billion kWh approximately.

In terms of fuel, the Company will closely track the changes in policies and domestic and international coal markets, and strive to promote the signing of medium and long-term coal contracts to ensure strict compliance. The Company will continue to optimize the supply structure and achieve the best procurement cost by taking into account factors such as resource origin, transportation mode and coal type matching. The Company will strengthen inventory management, play the role of light storage and high consumption, buy low and use high, and strive to reduce procurement costs.

In terms of capital, the Company will keep an eye on changes in the international and domestic capital markets and give full play to its credit and management advantages, seize opportunities brought by the green finance policy, ensure the smooth main credit financing channel, increase the issuance in the interbank market, actively explore innovative financing tools in the capital market, broaden financing channels, and strive to reduce capital costs while ensuring capital security.

The Company will further enhance the awareness of opportunities and risks, seize the development opportunities, effectively deal with challenges, maintain strategic determination, make concerted efforts to overcome difficulties, coordinate safety and security, quality and efficiency improvement, transformation and upgrading, reform and innovation, and accelerate the pace of creating an international first-class listed power generation company.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors, members of the supervisory committee and senior management

Directors

The table below sets forth certain information concerning our directors as of March 31, 2022. The current term for all of our directors is three years commencing from the signing of the director service contracts.

Name	Age	Position with us
Zhao Keyu	55	Chairman of the Board of Directors
Zhao Ping	59	Director and President
Huang Jian	59	Director
Wang Kui	54	Director
Lu Fei	57	Director
Teng Yu	58	Director
Mi Dabin	53	Director
Cheng Heng	58	Director
Li Haifeng	42	Director
Lin Chong	58	Director
Xu Mengzhou	71	Independent Director
Liu Jizhen	70	Independent Director
Xu Haifeng	66	Independent Director
Zhang Xianzhi	64	Independent Director
Xia Qing	64	Independent Director

ZHAO Keyu, aged 55, is the Chairman and Party Secretary of the Company. He was the Chief of the Planning and Development Department, Chief of Office, Director and Secretary of the Party Office of Huaneng Group, the President and Deputy Party Secretary of the Company. He graduated from Wuhan University, majoring in software engineering, and is postgraduate with a master’s degree in engineering. He is a senior economist.

ZHAO Ping, aged 59, is the Director, the President and the Deputy Party Secretary of the Company. He was the Vice President and the Deputy Party Secretary of the Company. He graduated from Tsinghua University, majoring in thermal engineering, is a postgraduate with a master’s degree in science. He is a professor-level senior engineer. He is receiving special government allowance of the State Council.

HUANG Jian, aged 59, is a Director of the Company, a dedicated Director and Supervisor of Huaneng Group, a dedicated director of HIPDC, a dedicated director of Shandong Power Generation Co., Ltd. He was an assistant to the President of Huaneng Group and Chairman of Huaneng Capital Services Co., Ltd. Mr. Huang graduated from the Department of Accounting of Institute of Fiscal Science of the Ministry of Finance with a postgraduate degree of master in economics. He is a professor-level senior accountant.

WANG Kui, aged 54, is the Director of the Company, the Deputy Chief Economist and the Chief of the Planning and Development Department of Huaneng Group and the Director of North United Power Co., Ltd. He previously served as the Chief of the Planning and Development Department of Huaneng Group. He graduated from Beijing University of Economics with a major in quantitative economics. He holds an EMBA degree from Guanghua School of Management of Peking University. He is a professor-level senior engineer.

LU Fei, aged 57, is the Director of the Company, the Deputy Chief Economist of Huaneng Group and Chairman of the Supervisory Board of Huaneng Renewables Corporation Limited. He previously served as the Director of Operation Coordination Department, the Director of Sales and Marketing Department and the Director of Budget and Comprehensive Planning Department of Huaneng Group. He graduated from Zhejiang University with a major in thermal power engineering, and holds an EMBA degree from School of Economics and Management of Tsinghua University. He is a professor-level senior engineer.

TENG Yu, aged 58, is the Director of the Company, the Deputy Chief Accountant of Huaneng Group, the Director of China Huaneng Finance Corporation Limited, the Director of Huaneng Capital Services Co., Ltd. and the Director of North United Power Co., Ltd. He also served as the Director of Finance Department of Huaneng Group. He graduated from the Party School of the Central Committee of Communist Party with a degree majoring in economic management. He is a professor-level senior accountant.

MI Dabin, aged 53, is the Director of the Company, Vice Chairman, the President, Deputy Party Secretary of Hebei Construction & Investment Group Co., Ltd., and the Chairman of Huihai Financing and Leasing Co., Ltd. He was the President and Chairman of Hebei Construction& Energy Investment Co., Ltd., the Chief Engineer, Vice President and President of Qinhuangdao Power Generation Co., Ltd., the President of Qinhuangdao Thermal Power Generation Co., Ltd., the Chairman of Hebei Xingtai Power Generation Limited, an assistant to the President and the Head of Production and Operation Department of Hebei Construction & Investment Group Co., Ltd., the President of Qinhuangdao Power Generation Co., Ltd. and the President of Qinhuangdao Thermal Power Generation Co., Ltd. He graduated from North China Electric Power University, majoring in power engineering, and holds a master’s degree. He is a senior engineer.

CHENG Heng, aged 58, is a Director of the Company, the Vice President (group department president level) of the Energy Department of Jiangsu Guoxin Investment Group Limited, the Vice Chairman of Jiangsu Changshu Electric Power Generating Company Limited, the Vice Chairman of Jiangsu Ligang Electric Power Co., Ltd., and the Vice Chairman of Yangcheng International Electric Power Co., Ltd. He previously served as the deputy manager of the Planning Department of Jiangsu International Trust and Investment Corporation, Vice President of Changshu Power Generation Co., Ltd., President of Energy Investment Division 2 of Jiangsu Provincial Investment Management Co., Ltd., and the Vice President of Jiangsu Provincial Investment Management Co., Ltd. He is a university graduate with College education and an economist.

LI Haifeng, aged 42, is a Director of the Company, the secretary of the party committee and chairman of Liaoning Energy Investment (Group) Co., Ltd. He previously served as the deputy secretary of the party committee, deputy chairman and president of Liaoning Energy Investment (Group) Co., Ltd. He graduated from Tsinghua University, majoring in materials science and engineering, postgraduate qualification, and a doctorate degree in engineering. He is a professorlevel senior engineer.

LIN Chong, aged 58, is a Director of the Company, a Member of Party Committee and the Vice President of Fujian Investment & Development Group Co., Ltd., the Vice Chairman of Fujian Sanming Nuclear Power Co., Ltd., the Vice Chairman of Chinalco Southeast Copper Co., Ltd., the director of Fujian Motor Industry Group Co., Ltd. and the director of Fujian Fuqing Nuclear Power Co., Ltd. He also served as the Chairman of Fujian Zhongmin Energy Investment Co., Ltd., the Vice Chairman of CNOOC Fujian Natural Gas Co. Ltd., the Vice Chairman of Zhonghai Mintou (Fujian) Natural Gas Pipeline Co., Ltd., the Vice Chairman of CNOOC Fujian Zhangzhou Natural Gas Company Limited and the director of King Long Motor Group. He graduated from Chongqing University where he majored in electric power system and its automation and holds a master’s degree of science in engineering (postgraduate diploma). Mr. Lin is a senior engineer.

XU Mengzhou, aged 71, is an Independent Director of the Company, an Independent Director of Shandong Hualu-Hengsheng Chemical Co., Ltd., an Independent Director of iHandy Group (non-listed company), and vice chairman of the Banking Law Research Institute of China Law Society. He served as a professor of Law School of Renmin University of China (RUC). He graduated from the RUC, with a doctor’s degree in Economic Laws.

LIU Jizhen, aged 70, is an Independent Director of the Company, an academician of the Chinese Academy of Engineering, a Director of the National Key Laboratory of New Energy Power System of North China Electric Power University, a chief scientist of the 973 Program, the Vice President of the China Electricity Council, a fellow of the Institution of Engineering and Technology (FIET) and an independent director of Datang International Power Generation Co., Ltd. Mr. Liu was formerly the President of Wuhan University of Hydraulic and Electrical Engineering, the President of North China Electric Power University, the Vice President of the Chinese Society for Electrical Engineering and the Vice President of the Chinese Society of Power Engineering. He is a professor and a doctoral supervisor.

XU Haifeng, aged 66, is an Independent Director of the Company. He successively served as the Chairman and President of China Railway Express Co., Ltd., the director and Vice President of Beijing-Shanghai High Speed Railway Co., Ltd., the Managing Commander-in-Chief of the General Headquarters for the Construction of Beijing-Shanghai High Speed Railway of the Ministry of Railways, and the Vice Chairman and President of Beijing-Shanghai High Speed Railway Co., Ltd. He graduated from Beijing Jiaotong University where he majored in transportation organization and automation. He has an EMBA degree from the Guanghua School of Management of Peking University and holds a master’s degree.

ZHANG Xianzhi, aged 64, is an Independent Director of the Company, a professor and a doctoral supervisor of Dongbei University of Finance and Economics and a national level outstanding teacher. He is serving concurrently as a managerial accounting consultant to the Ministry of Finance, independent director at Yingkou Port Liability Co., Ltd. and Lingyuan Iron & Steel Co., Ltd. Mr. Zhang was formerly an accountant of Dalian City Transportation Bureau, a researcher of Dalian Economic Commission, vice dean of the accounting school of Dongbei University of Finance and Economics, and director of Sino- German Management and Control Research Centre, etc. He graduated from Dongbei University of Finance and Economics and holds a bachelor’s degree and master’s degree in accounting and holds a doctorate degree in industrial economics.

XIA Qing, aged 64, is currently an Independent Director of the Company, a professor in Tsinghua University, Member of the China Energy Research Council, the Expert of the National Electricity Exchange Agency Alliance, the Expert of China Southern Power Grid Corporation, the Expert of China Datang Power Generation Group, the Expert of State Grid NARI Group, the Deputy Director of the Power Market Special Committee of China Electrical Engineering Society, the Deputy Chairman of China Power Reform Forum, the Deputy Chairman of the Energy Storage Committee of the China Energy Research Association, the Independent Director of Tellhow Sci-tech Co., Ltd., the Independent Director of State Grid Yingda Co., Ltd. and the Independent Director of Beijing E-techstar Co.,Ltd. He previously served as the Independent Director of the Eighth Session of Board of Directors of the Company. He graduated from Tsinghua University with a doctoral degree in power system and automation.

Supervisors

The table below sets forth certain information concerning our supervisors as of March 31, 2022. The current term for all of our supervisors is three years, commencing from the appointments.

Name	Age	Position with us
Li Shuqing	58	Chairman of the Board of Supervisors
Mu Xuan	46	Vice Chairman of the Board of Supervisors
Gu Jianguo	55	Supervisor
Xia Aidong	53	Supervisor
Xu Jianping	53	Supervisor
Zhu Tong	50	Supervisor

LI Shuqing, aged 58, is currently the Chairman of the Supervisory Committee of the Company, the Deputy Chief Engineer of Huaneng Group, the Chairman and the Secretary of Communist Party Committee of HIPDC. He previously served as the Vice President of the Company, the Executive Director and the President of Huaneng Hulunbuir Energy Development Co., Ltd., the Chairman and the Secretary of Communist Party Committee of Huaneng Shandong Power Generation Co., Ltd. He holds an EMBA degree from Guanghua School of Management of Peking University. He is a professor-level senior engineer.

MU Xuan, aged 46, is the Vice Chairman of the Supervisory Committee of the Company, the Vice President and a Member of Party Committee of Dalian City Investment Holding Group Co., Ltd., the Chairman and President of Dalian LNG Pipeline Co., Ltd. He was the assistant to the President of Dalian Construction Investment Co., Ltd. and the assistant to the President of Dalian Construction Investment Group Co., Ltd. He graduated from Dongbei University of finance and Economics, majoring in technical economy and management. He is a master degree postgraduate and a registered accountant.

GU Jianguo, aged 55, is a Supervisor of the Company, the Chairman of Nantong Investment & Management Limited Company, and Vice Chairman and the President of Nantong Industries Holdings Group Limited. He was the Chief of Nantong Investment Management Centre, Director and President of Nantong Investment & Management Liited Company. He graduated from Nanjing University of Aeronautics and Astronautics with a bachelor’s degree. He is an economist. He holds a Master of Business Administration from Antai College of Economics and Management (ACEM) at Shanghai Jiao Tong University.

XIA Aidong, aged 53, is a Supervisor of the Company, the Director of the Audit Department and the Audit Center of Huaneng Group, the Chairman of the Supervisory Committee of Huaneng Capital Services Co., Ltd., a director of China Huaneng Finance Corporation Limited, a supervisor of North United Power Co., Ltd., the Chairman of the Supervisory Committee of Huaneng Lancang River Hydroppwer Inc. and a supervisor of Guangdong Energy Group Co., Ltd. He previously served as the manager of the Budget Department of the Company and the Deputy Chief of the Budget and Comprehensive Planning Department of Huaneng Group. He graduated from Beijing Business School, majoring in accounting and obtained a bachelor’s degree in Economics. He is a professorlevel senior accountant.

XU Jianping, aged 53, is a Supervisor and an assistant to the President of the Company. He previously served as deputy manager, manager and director of the Human Resources Department and a director of the Party Work Department (Human Resources Department) of the Company. He graduated from Huazhong University of Science and Technology, majoring in thermal power engineering, and obtained a Master’s degree in Economics in Finance from Zhongnan University of Economics and Law. He is a senior engineer.

ZHU Tong, aged 50, is currently a Supervisor, the Director of the Party Work Department (Human Resources Department) of the Company. He served as Chief of the Personnel Division of the Human Resources Department of the Company, and Deputy Director of the Party Work Department (Human Resources Department). He graduated from North China Electric Power University with a master degree in industrial engineering. He is a senior engineer.

Other Executive Officers

HUANG Lixin, aged 55, is currently the Chief accountant and a Member of Party Committee of the Company. He was the deputy manager and manager of the Finance Department of the Company and the director of Finance Department of Huaneng Group. He graduated from the Economic Management School of Tsinghua University with an EMBA degree. He is a professor-level senior accountant.

DUAN Rui, aged 54, is the secretary of the Discipline & Inspection Commission and the member of the Party Committee of the Company. He was leader of the Inspection Team of Huaneng Group and deputy director of the Department of Supervision, a member of the Discipline Inspection Group of Party Group, deputy secretary of directly affiliated party committee, the secretary of the Discipline Inspection Commission, a member of the party committee of HIPDC and secretary of the Discipline Inspection Commission. He majored in the economic management and graduated from the Party School of the Inner Mongolia Autonomous Region with a master degree. He is a senior political engineer.

HUANG Chaoquan, aged 56, is currently the Vice President, a Member of Party Committee, the Secretary to the Board of the Company. He was the Manager of the Corporate Management Department and director of the Administration Department of the Company. He graduated from Harbin University of Science and Technology with a postgraduate degree in Management Engineering. He is a professor-level senior economist.

LIU Wei, aged 58, is currently the chief engineer and a member of the Party Committee of the Company. He was the Party Secretary, Chairman of Xi’ an Thermal Power Research Institute Co., Ltd., Executive Director and Director of Huaneng Group Technology Innovation Center Co., Ltd. He graduated from a Northeast Electric Power University of power plant engineering major with post-graduate degree, master of engineering, EMBA of the Cheung Kong Graduate School of Business. He is a researcher-level senior engineer. He is receiving a special government allowance of the State Council.

CHEN Shuping, aged 58, is currently the Vice President and a Member of Party committee of the Company. He was the Director of Material Department, Director of Purchasing Department and Director of Construction Department of Huaneng Group. He graduated from water conservancy and hydropower engineering construction major of Dalian University of Technology with a college degree, bachelor of engineering. He is a professor-level senior engineer.

FU Qiyang, aged 58, is currently the Chief Economist and Member of Party Committee of the Company. He was the Manager of Marketing Department of the Company, President and Party Secretary of Huaneng Hunan Branch. He graduated from the business and administration Major of University of Science and Technology Beijing, and the University of Texas at Arlington with an EMBA degree. He is a professor-level senior accountant.

B.	Compensation for Directors, Supervisors and Executive Officers

The table below sets forth the compensation on individual basis for the directors, supervisors and other executive officers for the year ended December 31, 2021:

		Pre-tax Remuneration
		Paid by the Company
Name	Position with the Company	in 2021(1)
		(RMB in thousand)
Directors
Zhao Keyu	Chairman of the Board Director	1,279.7
Zhao Ping	Director and President	1,270.6
Huang Jian	Director	—
Wang Kui	Director	—
Lu Fei	Director	—
Teng Yu	Director	—
Mi Dabin	Director	—
Cheng Heng	Director	—
Li Haifeng	Director	—
Lin Chong	Director	—
Xu Mengzhou	Independent Director	300.0
Liu Jizhen	Independent Director	300.0
Xu Haifeng	Independent Director	300.0
Zhang Xianzhi	Independent Director	300.0
Xia Qing	Independent Director	300.0
Sub-total		4,050.3
Supervisors
Li Shuqing	Chairman of the Board of Supervisors	—
Mu Xuan	Vice Chairman of the Board of Supervisors	—
Xia Aidong(2)	Supervisor	—
Gu Jianguo	Supervisor	—
Xu Jianping	Supervisor	1,129.9
Zhu Tong(3)	Supervisor	485.8
Zhang Xiaojun(4)	Former Supervisor	451.6
Ye Cai(5)	Former Supervisor	—
Sub-total		2,067.3
Other Executive officers
Huang Lixin	Chief Accountant	1,119.1
Duan Rui	Secretary of the Discipline & Inspection Commission	648.4
Huang Chaoquan	Vice President and Secretary to the Board of Directors	1,107.2
Liu Wei	Chief Engineer	1,003.8
Chen Shuping	Vice President	1,072.3
Fu Qiyang	Chief Economist	895.9
Sub-total		5,846.7
Total		11,964.3
(1)	The remuneration paid by the Company in 2021 includes fees, basic salaries, performance salaries and pension. Please see Note 37 to the Item 18 Financial Statements, “Directors’, supervisors’ and senior management’s emoluments.”
(2)	Mr. Xia Aidong was elected on June 22, 2021
(3)	Mr. Zhu Tong was elected on June 9, 2021.
(4)	Ms. Zhang Xiaojun ceased to be a supervisor on June 9, 2021.
(5)	Mr. Ye Cai ceased to be a supervisor on June 22, 2021.

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

The members of Remuneration and Appraisal Committee are Mr. Xu Mengzhou (Chairman), Mr. Zhao Ping, Mr. Cheng Heng, Mr. Li Haifeng, Mr. Liu Jizhen, Mr. Zhang Xianzhi and Mr. Xu Haifeng.

D.	Employees

As of December 31, 2021, we had 57,513 employees. Of these, 171 were headquarters management staff, 18,986 were management and technical staff of our subsidiaries, and the remainder was workers, ancillary service personnel and others. Approximately 81% of our work force graduated from university or technical college. As of December 31, 2019 and 2020, we had 58,263 and 57,874 employees, respectively.

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

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major shareholders

Our outstanding ordinary shares consist of A Shares and H Shares, each with a par value of RMB1.00 per share. The following table sets forth certain information regarding our major shareholders as of December 31, 2021.

		Approximate	Approximate
		percentage	percentage
		in the total	in the total
		issued domestic	issued
Shareholder	Number of shares	share capital %	share capital %
Huaneng International Power Development Corporation	5,066,662,118	46.07%	32.28%
China Huaneng Group Co. Ltd.(1)	2,188,714,748	14.41%	13.94%
(1)	Of the 2,188,714,748 shares, 29,994,199 domestic shares through its controlling subsidiary, Huaneng Finance Corporation Limited, 472,000,000 H shares held through its wholly-owned subsidiary, China Hua Neng Group Hong Kong Limited, and 131,596,000 H shares through its indirect wholly-owned subsidiary, China Huaneng Group Treasury Management (Hong Kong) Limited.

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

Guarantees

The table below sets forth information on guarantees provided by Huaneng Group, and the Company to the related parties in 2021 for the purposes of financing their operation, construction and renovation.

			Largest Amount Outstanding in	Amount Outstanding as of
Guarantor	Guarantee	Interest Rate	2021	December 31,2021
		%	(RMB)	(RMB)
Huaneng Group	Yangliuqing Power Company(1)	2.15	80,688,675.02	43,554,992.75
The Company	Tuas Power Company(1)	SIBOR+1.65%	6,151,245,397.76	5,457,083,392.80
	Tuas Power Company(1)	SIBOR+1.65%	902,064,928.06	800,267,786.42
	SinoSing Power(1)	2.25	1,963,163,813.41	1,920,795,306.45
	SinoSing Power(1)	2.63	1,957,722,358.41	1,915,196,965.16
(1)	These entities are subsidiaries of the Company.

Loans

The table below sets forth the loans made by Huaneng Group and subsidiaries of Huaneng Group, and the Company to the related parties in 2021 for the purposes of financing their operation, construction and renovation.

			Largest Amount Outstanding	Outstanding Balance as of
Lender	Borrower	Interest Rate	in 2021	December 31, 2021
		%	(RMB)	(RMB)
Huaneng Finance	Qinbei Power	3.60	200,000,000.00	200,000,000.00
Huaneng Finance	Qinbei Power	3.60	100,000,000.00	100,000,000.00
Huaneng Finance	Qinbei Power	3.60	100,000,000.00	100,000,000.00
Huaneng Finance	Luoyang Co-generation	3.94	200,000,000.00	200,000,000.00
Huaneng Finance	Jiangxi Clean Energy	3.71	40,000,000.00	40,000,000.00
Huaneng Finance	Jiangxi Clean Energy	3.71	20,000,000.00	20,000,000.00
Huaneng Finance	Jiangxi Clean Energy	3.71	35,000,000.00	35,000,000.00
Huaneng Finance	Nanchang Tongshang	3.71	50,000,000.00	50,000,000.00
Huaneng Finance	Nanchang Tongshang	3.71	40,000,000.00	40,000,000.00
Huaneng Finance	Diandong Energy	4.40	210,000,000.00	210,000,000.00
Huaneng Finance	Panzhou Wind Power	3.71	17,000,000.00	17,000,000.00
Huaneng Finance	Panzhou Wind Power	3.71	18,000,000.00	18,000,000.00
Huaneng Finance	Panzhou Wind Power	3.71	3,000,000.00	3,000,000.00
Huaneng Finance	Panzhou Wind Power	3.71	51,000,000.00	51,000,000.00
Huaneng Finance	Panzhou Wind Power	3.71	8,000,000.00	8,000,000.00
Huaneng Finance	Panzhou Wind Power	3.71	4,000,000.00	4,000,000.00
Huaneng Finance	Panzhou Wind Power	3.71	28,000,000.00	24,000,000.00
Huaneng Finance	Panzhou Wind Power	3.71	71,000,000.00	67,000,000.00
Huaneng Finance	Taiyuan Dongshan Combined Cycle	3.60	200,000,000.00	200,000,000.00
Huaneng Finance	Taiyuan Dongshan Combined Cycle	3.60	95,000,000.00	95,000,000.00
Huaneng Finance	Zhongxiang Wind Power	3.71	157,000,000.00	143,000,000.00
Huaneng Finance	Lingang Co-generation CCGT	3.60	80,000,000.00	58,000,000.00
Huaneng Finance	Lingang Co-generation CCGT	3.60	70,000,000.00	70,000,000.00
Huaneng Finance	Lingang Co-generation CCGT	3.60	50,000,000.00	50,000,000.00
Huaneng Finance	Mianchi Clean Energy	3.71	270,000,000.00	270,000,000.00
Huaneng Finance	Jianchang Photovoltaic Power Generation	3.87	25,000,000.00	25,000,000.00
Huaneng Finance	Chaoyang Photovoltaic Power Generation	3.87	10,000,000.00	10,000,000.00
Huaneng Finance	Xinhua Power	3.94	50,000,000.00	50,000,000.00
Huaneng Finance	Xinhua Power	3.94	50,000,000.00	50,000,000.00
Huaneng Finance	Lvyuan Wind Power Generation	3.97	50,000,000.00	50,000,000.00
Huaneng Finance	Luobei Wind Power	3.71	5,000,000.00	5,000,000.00
Huaneng Finance	Luobei Wind Power	3.71	5,000,000.00	5,000,000.00
Huaneng Finance	JiLin Power	3.94	200,000,000.00	200,000,000.00
Huaneng Finance	Shandong Power	3.00	300,000,000.00	300,000,000.00

Huaneng Finance	Penglai Wind Power	4.41	43,000,000.00	43,000,000.00
Huaneng Finance	Penglai Wind Power	4.41	50,000,000.00	50,000,000.00
Huaneng Finance	Penglai Wind Power	4.41	63,500,000.00	63,500,000.00
Huaneng Finance	Weishan New Energy	4.26	93,000,000.00	91,000,000.00
Huaneng Finance	Helan New Energy	3.71	71,100,000.00	69,900,000.00
Huaneng Finance	Liaocheng Co-generation	3.60	100,000,000.00	100,000,000.00
Huaneng Finance	Zhongyuan CCGT	3.94	150,000,000.00	150,000,000.00
Huaneng Finance	Abagaqi Clean Energy	3.71	162,000,000.00	162,000,000.00
Huaneng Finance	Shanxi Comprehensive Energy	3.60	151,650,000.00	151,650,000.00
Huaneng Finance	Yingheng Clean Energy	3.71	300,000,000.00	300,000,000.00
Huaneng Finance	Anshun Comprehensive Energy	4.26	10,000,000.00	9,200,000.00
Huaneng Finance	(Heze Dongming) New Energy	3.71	50,000,000.00	50,000,000.00
Huaneng Finance	Jiangkou Wind Power	3.71	127,000,000.00	127,000,000.00
Huaneng Finance	Henan Clean Energy	4.17	50,000,000.00	50,000,000.00
Huaneng Finance	Qidong Wind Power	4.28	30,000,000.00	30,000,000.00
Huaneng Finance	Luhe Wind Power	4.51	50,000,000.00	20,000,000.00
Huaneng Finance	Yizheng Wind Power	4.28	35,000,000.00	35,000,000.00
Huaneng Finance	Yancheng Dafeng New Energy	4.16	50,000,000.00	50,000,000.00
Huaneng Finance	Yancheng Dafeng New Energy	4.16	233,000,000.00	233,000,000.00
Huaneng Finance	Sheyang New Energy	4.16	470,000,000.00	470,000,000.00
Huaneng Finance	Guanyun Clean Energy	3.71	369,000,000.00	369,000,000.00
Huaneng Finance	(Zhejiang) Energy Development	3.60	200,000,000.00	200,000,000.00
Huaneng Finance	Changxing Photovoltaic	3.52	35,000,000.00	35,000,000.00
Huaneng Finance	Weihai Power	3.25	50,000,000.00	50,000,000.00
Huaneng Finance	Qinbei Power	3.25	300,000,000.00	300,000,000.00
Huaneng Finance	Qinbei Power	3.25	200,000,000.00	200,000,000.00
Huaneng Finance	Yushe Power	3.53	160,000,000.00	160,000,000.00
Huaneng Finance	Yueyang Power	3.25	150,000,000.00	150,000,000.00
Huaneng Finance	Pingliang Power	3.53	100,000,000.00	100,000,000.00
Huaneng Finance	Pingliang Power	3.53	100,000,000.00	100,000,000.00
Huaneng Finance	Pingliang Power	3.53	50,000,000.00	50,000,000.00
Huaneng Finance	Pingliang Power	3.53	150,000,000.00	150,000,000.00
Huaneng Finance	Yangliuqing Co-generation	3.25	200,000,000.00	200,000,000.00
Huaneng Finance	Zuoquan Coal-fired	3.46	200,000,000.00	200,000,000.00
Huaneng Finance	Tongxiang CCGT	3.53	200,000,000.00	200,000,000.00
Huaneng Finance	Luoyang Co-generation	3.85	48,000,000.00	48,000,000.00
Huaneng Finance	Luoyang Co-generation	3.85	95,000,000.00	95,000,000.00
Huaneng Finance	Luoyang Co-generation	3.85	150,000,000.00	150,000,000.00
Huaneng Finance	Qingdao Port	3.25	200,000,000.00	200,000,000.00
Huaneng Finance	Qingdao Co-generation	3.46	50,000,000.00	50,000,000.00
Huaneng Finance	Qingdao Co-generation	3.46	50,000,000.00	50,000,000.00
Huaneng Finance	Qingdao Co-generation	3.46	13,928,817.00	13,928,817.00
Huaneng Finance	Diandong Energy	3.00	90,000,000.00	90,000,000.00
Huaneng Finance	Taiyuan Dongshan Combined Cycle	3.00	30,000,000.00	30,000,000.00
Huaneng Finance	Mianchi Co-generation	3.85	200,000,000.00	200,000,000.00
Huaneng Finance	Mianchi Co-generation	3.85	100,000,000.00	100,000,000.00
Huaneng Finance	Mianchi Co-generation	3.85	50,000,000.00	50,000,000.00
Huaneng Finance	Guilin Gas Energy	3.53	240,000,000.00	240,000,000.00
Huaneng Finance	Lingang Co-generation CCGT	3.00	20,000,000.00	20,000,000.00
Huaneng Finance	Lingang Co-generation CCGT	3.25	130,000,000.00	130,000,000.00
Huaneng Finance	Jingmen Thermal Power	3.25	100,000,000.00	100,000,000.00
Huaneng Finance	Jingmen Thermal Power	3.25	100,000,000.00	100,000,000.00
Huaneng Finance	Jingmen Thermal Power	3.25	100,000,000.00	100,000,000.00
Huaneng Finance	Jingmen Thermal Power	3.25	95,000,000.00	95,000,000.00
Huaneng Finance	Yingcheng Thermal Power	3.46	50,000,000.00	50,000,000.00
Huaneng Finance	Yingcheng Thermal Power	3.46	100,000,000.00	100,000,000.00
Huaneng Finance	Chaohu Power	3.25	100,000,000.00	100,000,000.00
Huaneng Finance	Chaohu Power	3.25	50,000,000.00	50,000,000.00
Huaneng Finance	Wuhan Power	3.25	50,000,000.00	50,000,000.00
Huaneng Finance	Enshi Qingjiang Dalongtan Hydropwer Development	4.10	28,000,000.00	28,000,000.00
Huaneng Finance	Enshi Qingjiang Dalongtan Hydropwer Development	4.10	20,000,000.00	20,000,000.00
Huaneng Finance	Anyuan Power	3.46	100,000,000.00	100,000,000.00
Huaneng Finance	Ruijin Power Generation	3.46	100,000,000.00	100,000,000.00
Huaneng Finance	Ruijin Power Generation	3.46	100,000,000.00	100,000,000.00
Huaneng Finance	Tongwei Wind Power	3.53	60,000,000.00	60,000,000.00
Huaneng Finance	Hegang Power	3.53	70,000,000.00	70,000,000.00

Huaneng Finance	Hegang Power	3.53	100,000,000.00	100,000,000.00
Huaneng Finance	Hegang Power	3.53	47,527,266.39	47,527,266.39
Huaneng Finance	Hegang Power	3.53	100,000,000.00	100,000,000.00
Huaneng Finance	Xinhua Power	3.53	16,570,000.00	16,570,000.00
Huaneng Finance	Xinhua Power	3.53	33,430,000.00	33,430,000.00
Huaneng Finance	Shandong Power	3.25	400,000,000.00	400,000,000.00
Huaneng Finance	Muping Wind Power	3.52	20,000,000.00	20,000,000.00
Huaneng Finance	Yantai Power Plant	3.25	50,000,000.00	50,000,000.00
Huaneng Finance	Yantai Power Plant	3.25	100,000,000.00	100,000,000.00
Huaneng Finance	Yantai Power Plant	3.25	140,000,000.00	140,000,000.00
Huaneng Finance	Yantai Power Plant	3.25	100,000,000.00	100,000,000.00
Huaneng Finance	Yantai Power Plant	3.25	50,000,000.00	50,000,000.00
Huaneng Finance	Yantai Power Plant	3.25	22,000,000.00	22,000,000.00
Huaneng Finance	Penglai Wind Power	3.73	65,000,000.00	65,000,000.00
Huaneng Finance	Baiyanghe Power Plant	3.25	70,000,000.00	70,000,000.00
Huaneng Finance	Baiyanghe Power Plant	3.25	70,000,000.00	70,000,000.00
Huaneng Finance	Boshan Photovoltaic	3.73	25,000,000.00	25,000,000.00
Huaneng Finance	Weihai Port Photovoltaic	3.38	20,000,000.00	20,000,000.00
Huaneng Finance	Laiwu Power	3.25	50,000,000.00	50,000,000.00
Huaneng Finance	Jiaxiang Power	4.00	50,000,000.00	50,000,000.00
Huaneng Finance	Jiaxiang Power	4.00	50,000,000.00	50,000,000.00
Huaneng Finance	Jiaxiang Power	4.00	50,000,000.00	50,000,000.00
Huaneng Finance	Jiaxiang Power	4.00	50,000,000.00	50,000,000.00
Huaneng Finance	Jiaxiang Power	3.68	50,000,000.00	50,000,000.00
Huaneng Finance	Jiaxiang Power	3.68	100,000,000.00	100,000,000.00
Huaneng Finance	Jiaxiang Power	3.68	91,640,192.62	91,640,192.62
Huaneng Finance	Jiaxiang Power	3.68	28,359,807.38	28,359,807.38
Huaneng Finance	Qufu Co-generation	3.53	50,000,000.00	50,000,000.00
Huaneng Finance	Qufu Co-generation	3.85	22,000,000.00	22,000,000.00
Huaneng Finance	Qufu Co-generation	3.53	20,000,000.00	20,000,000.00
Huaneng Finance	Qufu Co-generation	3.53	8,000,000.00	8,000,000.00
Huaneng Finance	Qufu Co-generation	3.53	40,000,000.00	40,000,000.00
Huaneng Finance	Qufu Co-generation	3.53	50,000,000.00	50,000,000.00
Huaneng Finance	Qufu Co-generation	3.53	25,000,000.00	25,000,000.00
Huaneng Finance	Jining Yunhe	3.67	40,000,000.00	40,000,000.00
Huaneng Finance	Linyi Power	3.25	100,000,000.00	100,000,000.00
Huaneng Finance	Linyi Power	3.25	90,000,000.00	90,000,000.00
Huaneng Finance	Linyi Power	3.25	100,000,000.00	100,000,000.00
Huaneng Finance	Linyi Power	3.25	100,000,000.00	100,000,000.00
Huaneng Finance	Liaocheng Changrun	3.53	100,000,000.00	100,000,000.00
Huaneng Finance	Yantai 500 Heating	3.53	10,000,000.00	10,000,000.00
Huaneng Finance	Liaocheng Co-generation	3.25	100,000,000.00	100,000,000.00
Huaneng Finance	Liaocheng Co-generation	3.25	70,000,000.00	70,000,000.00
Huaneng Finance	Liaocheng Co-generation	3.25	30,000,000.00	30,000,000.00
Huaneng Finance	Zhanhua Photovoltaic	3.17	50,000,000.00	50,000,000.00
Huaneng Finance	Rizhao Power	3.00	150,000,000.00	150,000,000.00
Huaneng Finance	Zhongyuan CCGT	3.53	50,000,000.00	50,000,000.00
Huaneng Finance	Luodian New Energy Power	2.90	8,000,000.00	8,000,000.00
Huaneng Finance	Jiangsu Energy Development	3.00	100,000,000.00	100,000,000.00
Huaneng Finance	Huaiyin II Power	3.25	100,000,000.00	100,000,000.00
Huaneng Finance	Huaiyin II Power	3.25	50,000,000.00	50,000,000.00
Huaneng Finance	Suzhou Industrial Park	3.25	50,000,000.00	50,000,000.00
Huaneng Finance	Taicang Power	3.25	100,000,000.00	100,000,000.00
Huaneng Finance	Taicang Power	3.25	185,000,000.00	185,000,000.00
Huaneng Finance	Taicang Port	3.25	25,000,000.00	25,000,000.00
Huaneng Finance	Suzhou Thermal Power	3.25	50,000,000.00	50,000,000.00
Huaneng Finance	(Zhejiang) Energy Development	3.25	300,000,000.00	300,000,000.00
Huaneng Finance	Luohuang Power	3.57	100,000,000.00	100,000,000.00
Huaneng Finance	Luohuang Power	3.25	100,000,000.00	100,000,000.00
Huaneng Finance	Luohuang Power	3.25	200,000,000.00	200,000,000.00
Huaneng Finance	Yingkou Xianrendao Co-generation	3.85	100,000,000.00	100,000,000.00
Huaneng Finance	Yingkou Xianrendao Co-generation	3.85	50,000,000.00	50,000,000.00
Huaneng Finance	Yingkou Xianrendao Co-generation	3.85	100,000,000.00	100,000,000.00
Huaneng Finance	Yingkou Xianrendao Co-generation	3.53	100,000,000.00	100,000,000.00
Huaneng Group	The Company	4.75	24,530,000.00	24,530,000.00
Huaneng Group	The Company	4.75	640,694,600.00	640,694,600.00
Huaneng Group	The Company	4.65	100,000,000.00	100,000,000.00
Huaneng Group	Subaoding Wind Power	3.86	60,000,000.00	60,000,000.00

Huaneng Group	Guidong Wind Power	3.86	70,000,000.00	70,000,000.00
Huaneng Group	Huaining Wind Power	3.86	31,000,000.00	31,000,000.00
Huaneng Group	Jingxing Photovoltaic	3.86	40,000,000.00	40,000,000.00
Huaneng Group	Chongqing Fengjie Wind Power	3.86	42,000,000.00	42,000,000.00
Huaneng Group	Handan Heating	3.86	80,000,000.00	80,000,000.00
Huaneng Group	JiLin Power	3.85	465,000,000.00	465,000,000.00
Huaneng Group	Guigang Clean Energy	3.86	100,000,000.00	100,000,000.00
Huaneng Group	Shanxi Comprehensive Energy	3.86	67,000,000.00	67,000,000.00
Huaneng Group	Anhui Mengcheng Wind Power	3.86	63,000,000.00	63,000,000.00
Huaneng Group	(Fujian) Port	3.86	40,000,000.00	40,000,000.00
Huaneng Group	Yingkou Xianrendao Co-generation	3.86	217,000,000.00	217,000,000.00
Huaneng Group	Xiangqi Hydropower	3.58	53,000,000.00	53,000,000.00
Huaneng Group	Kangbao Wind Power	3.58	80,000,000.00	80,000,000.00
Huaneng Group	Qingdao Co-generation	3.58	60,000,000.00	60,000,000.00
Huaneng Group	Diandong Yuwang	3.58	340,000,000.00	340,000,000.00
Huaneng Group	Diandong Energy	3.58	660,000,000.00	660,000,000.00
Huaneng Group	Tongwei Wind Power	4.02	90,000,000.00	90,000,000.00
Huaneng Group	Heilongjiang Power	4.16	200,000,000.00	200,000,000.00
Huaneng Group	Heilongjiang Power	4.02	100,000,000.00	100,000,000.00
Huaneng Group	Muping Wind Power	4.02	200,000,000.00	200,000,000.00
Huaneng Group	Shanxi Comprehensive Energy	4.02	96,000,000.00	96,000,000.00
Huaneng Group	Ruicheng Comprehensive Energy	4.02	11,000,000.00	11,000,000.00
Huaneng Group	Dalian Chuanbo	4.16	180,000,000.00	180,000,000.00
Huaneng Group	Anshun Comprehensive Energy	4.26	18,000,000.00	18,000,000.00
Huaneng Group	Luhe Wind Power	4.26	203,000,000.00	203,000,000.00
Hong Kong Asset Management	Muping Wind Power	4.28	175,882,606.07	175,882,606.07
Hong Kong Asset Management	Muping Wind Power	4.51	1,043,984,000.00	1,020,112,000.00
Tiancheng Financial Leasing	Diandong Energy	4.28	40,000,000.00	40,000,000.00
Tiancheng Financial Leasing	Diandong Energy	4.16	150,000,000.00	150,000,000.00
Tiancheng Financial Leasing	Zhumadian Wind Power	4.16	81,355,848.39	81,355,848.39
Tiancheng Financial Leasing	Hengtai Power	4.41	71,732,410.21	71,732,410.21
Tiancheng Financial Leasing	Hengtai Power	4.21	218,267,589.79	218,267,589.79
Tiancheng Financial Leasing	Younaite Guangmei New Energy	4.26	31,831,160.00	31,831,160.00
Tiancheng Financial Leasing	Xingtai Comprehensive Energy	4.51	10,350,000.00	10,350,000.00
Tiancheng Financial Leasing	Shunyi New Energy	4.75	2,008,750.00	2,008,750.00
Tiancheng Financial Leasing	Hanhao New Energy	4.75	5,000,000.00	5,000,000.00
Tiancheng Financial Leasing	Ruicheng Comprehensive Energy	4.90	813,123.00	813,123.00
Tiancheng Financial Leasing	Ruicheng Comprehensive Energy	2.30	16,654,456.53	16,654,456.53
Tiancheng Financial Leasing	Ruicheng Comprehensive Energy	4.77	11,586,548.67	11,586,548.67
Tiancheng Financial Leasing	Ruicheng Comprehensive Energy	4.69	5,454,747.48	5,454,747.48
Tiancheng Financial Leasing	Ruicheng Comprehensive Energy	4.69	54,057.88	54,057.88
Tiancheng Financial Leasing	Ruicheng Comprehensive Energy	4.69	432,463.01	432,463.01
Tiancheng Financial Leasing	Ruicheng Comprehensive Energy	4.15	489,083.76	489,083.76
Tiancheng Financial Leasing	Ruicheng Comprehensive Energy	4.69	2,306,657.55	2,306,657.55
Tiancheng Financial Leasing	Ruicheng Comprehensive Energy	4.15	643,628.32	643,628.32
Tiancheng Financial Leasing	Ruicheng Comprehensive Energy	4.69	1,614,660.27	1,614,660.27
Tiancheng Financial Leasing	Ruicheng Comprehensive Energy	4.69	497,012.38	497,012.38
Tiancheng Financial Leasing	Guanling New Energy	4.42	75,000,000.00	75,000,000.00
Tiancheng Financial Leasing	Weixian Zeen Vegetable Planting	4.42	270,000,000.00	270,000,000.00

Below set forth certain related party transactions entered into or carried out by the Company for the year ended December 31, 2021. Terms not defined in this annual report shall have meanings ascribed to it in the current reports on Form 6-Ks furnished by the Company with respect to such transactions.

Transactions with Huaneng Group

On November 5, 2020, the Company entered into the Huaneng Group Framework Agreement with Huaneng Group, its ultimate controlling shareholder, for a term commencing on January 1, 2021 and expiring on December 31, 2021. Pursuant to the Huaneng Group Framework Agreement, the Company will conduct (among other things) the following transactions with Huaneng Group and its subsidiaries and associates: (i) purchase of ancillary equipment and parts; (ii) purchase of fuel and transportation services; (iii) leasing of facilities, land and office spaces; (iv) purchase and provision of technical services, engineering contracting services and other services; (v) provision of entrusted sale services; (vi) sales of products; (vii) purchase of electricity; and (viii) sales of heat. On September 28, 2021, the Company entered into the Supplemental Agreement to Huaneng Group Framework Agreement with Huaneng Group, pursuant to which the transaction amount for the purchase of fuel and transporation services by the Company and its subsidiaries from Huaneng Group and its Subsidiaries and associates for the period from January 1, 2021 to December 31, 2021 was increased from RMB50 billion to RMB85 billion.

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

Transactions with Huaneng Finance

On November 1, 2019, the Company and Huaneng Finance entered into the Huaneng Finance Framework Agreement, with a term commencing on January 1, 2020 and ending on December 31, 2022. The Huaneng Finance Framework Agreement will constitute the entire framework agreement between the Company and Huaneng Finance with respect to deposit, note discounting and loan. On October 26, 2021, the Company and Huaneng Finance entered into the Huaneng Finance Framework Agreement to adjust and continue to carry out the deposits, note discounting and loans matters between the Company the Huaneng Finance from January 1, 2022 to December 31, 2024, which constitutes the entire framework agreement between the parties with respect to the above mentioned matters.

Formation of Wushan Company

On April 27, 2021, the Company entered into the Investment Agreement with Pro-Power Investment, a subsidiary of Hua Neng HK, pursuant to which the parties shall jointly establish Wuhan Company. The Company shall contribute no more than RMB81 million. After the completion of the transaction, the Company will hold 75% in Wushan Company and consolidate the financial statements of Wushan Company.

Capital Increase in Clean Energy Institute

On June 22, 2021, the Company entered into the Capital Increase Agreement with Huaneng Group, Xi’an Institue, New Energy Co., Northern Co., Mongolia Eastern Co. and Clean Energy Institute, pursuant to which the Company shall subscribe part of the new registered capital of Clean Energy Institute in an amount of RMB389.6 million, after the completion of which the Company shall hold 30% in Clean Energy Institue.

Amendment to the Joint Venture Agreement for Hanfeng Power Plant

On June 22, 2021, the Company entered into the Amendment to Joint Venture Contract with Jiantou Energy and Widewin Investment, pursuant to which the parties proposed to change the term of operation of Hanfeng Power Plant into perpetual operation, and the Company and Jiantou Energy would make RMB65.3 million and RMB32.7 million, respectively, to Widewin Investment for the difference in its investment.

Formation of Fengcheng Company

On July 27, 2021, Huaneng Clean Energy, a subsidiary of the Company, entered into the Joint Venture Agreement with Pro-Power Investment, pursuant to which both parties will joinly establish Fencheng Company. Huaneng Clean Energy will subscribe for the registered capital of no more than RMB924 million. Upon completion of the transaction, Huaneng Clean Energy will hold 70% in Fengcheng Company and consolidate the financial statements of Fengcheng Company.

Formation of Daishan Wind Power

On August 31, 2021, Zhejiang Company, a subsidiary of the Company, Huaneng Treasury, Daishan Communications Investment, CC Third Harbour and Shanghai Electric Wind entered into a Cooperation Agreement, pursuant to which the parties will jointly establish Daishan Wind Power. Zhejiang Company will contribute RMB600 million to Daishan Wind Power, and upon the completion the transaction, Zhejiang Company will hold 40% in Daishan Wind Power and consolidate the financial statements of Daishan Wind Power.

Formation of Project Companies

On November 3, 2021, Shandong Company, a controlling subsidiary of the Company, and Huaneng Shandong (HK) Investment Limited, a subsidiary of Shandong Company, entered into the Joint Venture Agreement of Guan County New Energy Project and the Joint Venture Agreement of Weifang Binhai District New Energy Project with Huaneng Treasury. On the same day, Shandong Company and Huaneng Treasury Entered into the Joint Venture Agreement of Fushan Photovoltaic Power Generation Project, the Joint Venture Agreement of Haiyang New Energy Project and the Joint Venture Agreement of Dongming County Matou Town MW Agricultural Photovoltaic Power Generation Project. The total investment in the formation of relevant project companies is RMB2,587.6 million. Following the completion of the transactions, Shandong Company will hold 29% in Guan County New Energy Project, 20% in Weifang Binhai District New Energy Project, 65% in Fushan Photovoltaic Power Generation Project, 65% in Haiyang New Energy Project and 65% in Dongming County Matou Town 100 MW Agricultural Photovoltaic Power Generation Project, and Huaneng Shandong (HK) Investment Limited will hold 36% in Guan County New Energy Project and 45% in Weifang Binhai District New Energy Project, and the financial statements of those project companies will be consoliated by Shandong Company.

Formation of Caofeidian Clean Energy

On December 29, 2021, Huaneng Hebei Clean Energy Co., Ltd., or Hebei Company, a subsidiary of the Company, entered into a Joint Venture Agreement with Huaneng Treasury, pursuant to which both parties shall joinly establish Huaneng Tangshan Caofeidian Clean Energy Co., Ltd. (tentative named subject to the final approval of the registration authorities), or Caofeidian Clean Energy. Hebei Company will contribute RMB119.616 million and Huaneng Treasury will contribute in US dollars equivalent of RMB51.264 million. After the completion of the transaction, Hebei Company will hold 70% of Caofeidian Clean Energy, and consolidate the financial statements of Caofeidian Clean Energy.

Increase in Share Capital in Zhanyi Company

On December 29, 2021, Yuwang Energy, a subsidiary of the Company, entered into the Capital Increase Agreement with Huaneng Treasuary, the existing shareholder of Huaneng Clean Energy (Qujing Zhanyi) Co., Ltd., or Zhanyi Company, pursuant to which both parties shall inject new capital by way of cash in accordance with their respective shareholding ratios. Yuwang Energy shall use its own internal fund to pay Zhanyi Company not more than RMB117 million as the consideration for the capital increase, upon the completion of which Yuwang Energy’s shareholding ratio in Zhanyi Company will remain unchaged at 75%.

For a detailed discussion of related party transactions, see Note 35 to the Financial Statements.

C.	Interests of experts and counsel

Not applicable.

ITEM 8.  FINANCIAL INFORMATION

A.	Consolidated statements and other financial information

See pages F-1 to F-169.

Legal proceedings

As of December 31, 2021, we are not a defendant in any material litigation or arbitration and no litigation or claim of material importance is known to us or any member of the Board of directors of us to be pending or threatened against us.

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

On March 23, 2021, the Board of Directors proposed a cash dividend of RMB0.18 per share, which was approved by the shareholders at the annual general meeting of 2020 on June 22, 2021, and declared on the following day.

B.Significant changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9 . THE OFFER AND LISTING

A.	Offer and listing details and markets

The Company’s ADSs have been listed on the New York Stock Exchange since October 6, 1994. Each ADS represents 40 H Shares. As of March 31, 2022, there were 91registered holders of American Depositary Receipts evidencing ADS.

On January 21, 1998, we listed our H Shares on the Hong Kong Stock Exchange. On February 26, 1998, we placed 250 million H Shares at the price of HK$4.40 per H Share or US$22.73 per ADS. In May 2004, we effected a two-for-one stock split by way of a stock dividend for all our outstanding shares including H Shares. As of March 31, 2022, there were 397 registered holders of H Shares.

ITEM 10 . ADDITIONAL INFORMATION

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

For purposes of this summary, a U.S. Holder is a beneficial owner of H Shares or ADSs that is, for United States federal income tax purposes:

●	an individual who is a citizen or resident of the United States;
●	a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in or organized under the laws of the United States or any State thereof or the District of Columbia;
●	an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source; or
●	a trust (a) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (b) that has otherwise elected to be treated as a United States person under the Code.

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

We do not believe that we were classified as a PFIC for the taxable year ended December 31, 2021, and do not anticipate becoming one in the foreseeable future. The determination of whether we will be or become a PFIC will depend, in part, upon the composition of our income and our assets (which are subject to change from year to year) and the market price of our ADSs (of which we cannot control). Although we do not expect that our business plans will change in a manner that will affect our PFIC status, no assurance can be given in this regard. Because PFIC status is a fact-intensive determination made on an annual basis, no assurance may be given with respect to our PFIC status for any taxable year.

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

A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program or (ii) with respect to any dividend it pays on stock which is readily tradable on an established securities market in the United States. There is currently a tax treaty in effect between the United States and the People’s Republic of China (the “Tax Treaty”) which the Secretary of Treasury of the United States determined is satisfactory for these purposes and we believe that we are eligible for the benefits of such treaty. Additionally, our ADSs (but not our H Shares) trade on the New York Stock Exchange, an established securities market in the United States, and the ADSs are expected to be readily tradable for so long as they continue to be listed on the New York Stock Exchange. Thus, while we presently believe that we are a qualified foreign corporation for purposes of the reduced tax rate, there can be no assurance that the dividends we pay on our H Shares or ADSs will meet the conditions required for the reduced tax rate in the current taxable year or future taxable years. Dividends received on H Shares or ADSs will not be eligible for the dividends received deduction allowed to corporations. U.S. Holders are urged to consult their tax advisors regarding the rate of tax that will apply to them with respect to dividends (if any) received from us.

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

Sale or Other Disposition of H Shares or ADSs

A U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of H Shares or ADSs in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such H Shares or ADSs. The deductibility of a capital loss may be subject to limitations. Any capital gain or loss will be long-term if the H Shares or ADSs have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes, which may limit the ability to receive a foreign tax credit. If any PRC tax were to be imposed on any gain from the disposition of H Shares or ADSs, however, a U.S. Holder that is eligible for the benefits of the Tax Treaty may elect to treat the gain as non-United States source gain or loss. Pursuant to recently issued Treasure Regulations, however, if a U.S. Holder is not eligible for the benefits of the Tax Treaty or does not elect to apply the Tax Treaty, then such holder may not be able to claim a foreign tax credit rising from any PRC tax imposed on the disposition of H Shares or ADSs. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders should consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances, including their eligibility for benefits under the Tax Treaty and the potential impact of the recently issued Treasury Regulations.

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

Not applicable.

ITEM 11 . QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

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

The following table provides information, by maturity date, regarding our foreign currency sensitive financial instruments, which consist of bank balances and cash, short-term and long-term debt obligations, capital commitments and forward exchange contracts as of December 31, 2021 and average interest rates for the year ended December 31, 2021.

(RMB expressed in millions, except interest rate and exchange rate)

	As of December 31, 2021
	Expected Maturity Date						Total	Fair Value
	2022	2023	2024	2025	2026	Thereafter
On-balance sheet financial instruments
Bank balances and cash:
In U.S. Dollar	1,339	—	—	—	—	—	1,339	1,339
In Japanese Yen	0.15	—	—	—	—	—	0.15	0.15
In Pakistan Rupee	155	—	—	—	—	—	155	155

Debts
Japanese Yen	6	6	6	6	6	89	119	69
Average interest rate	0.75	0.75	0.75	0.75	0.75	0.75	—	—
Euro	31	16	1	—	—	—	48	47
Average interest rate	2.171	1.235	2.005	—	—	—	—	—
U.S. Dollar	1,157	1,964	941	803	843	2,886	8,594	8,594
Average interest rate	3.877	3.877	3.877	3.877	3.877	4.630	—	—
Gas purchase commitments (U.S. Dollar)	5,538	5,472	5,505	5,520	5,417	9,069	36,521	—

Forward exchange contracts
(Receive US $ / Pay S$)
Contract amount	1,831	345	141	1,990	50	1,913	6,270	8
Average Contractual Exchange Rate	1.36	1.36	1.35	1.34	1.35	1.32	—	—

	As of December 31, 2020
	Expected Maturity Date						Total	Fair Value
	2021	2022	2023	2024	2025	Thereafter
On-balance sheet financial instruments
Bank balances and cash:
In U.S. Dollar	412	—	—	—	—	—	412	412
In Japanese Yen	0.18	—	—	—	—	—	0.18	0.18
In Pakistan Rupee	431	—	—	—	—	—	431	431

Debts
Japanese Yen	7	7	7	7	7	108	143	81
Average interest rate	0.75	0.75	0.75	0.75	0.75	0.75	—	—
Euro	35	34	17	2	—	—	88	84
Average interest rate	2.137	2.135	1.231	2.005	—	—	—	—
U.S. Dollar	1,218	1,143	926	757	795	3,771	8,610	8,610
Average interest rate	4.335	3.824	4.584	4.730	4.730	20.112	—	—
Gas purchase commitments (U.S. Dollar)	3,897	4,024	2,102	683	686	1,898	13,290	—

Forward exchange contracts
(Receive US $ / Pay S$)
Contract amount	2,534	594	141	10	—	—	3,279	(69)
Average Contractual Exchange Rate	1.36	1.36	1.37	1.35	—	—	—	—

The outstanding balance of the Company’s loans denominated in foreign currencies has changed continually as a result of repayments of the loans by the Company according to agreed-upon repayment schedules. The loans denominated in U.S. dollars decreased from RMB9.765 billion as of December 31, 2020 to RMB8.594 billion as of December 31, 2021. The loans denominated in Euros decreased from RMB88 million as of December 31, 2020 to RMB48 million as of December 31, 2021.

Interest rate risk

We are exposed to interest rate risk primarily resulting from fluctuations in interest rates on our debts. Upward fluctuations in interest rates increase the cost of new variable rate debts and the interest cost of outstanding floating rate borrowings.

In 2009, Tuas Power completed its refinancing, through which all of its outstanding loans denominated in U.S. dollars were refinanced through loans denominated in Singapore dollars, matching the functional currency of its operation. The loans borrowed by Tuas Power were denominated in Singapore dollars, and the majority of them are with floating interest rates, which subjects the finance cost of the Company to the fluctuation of market interest rates. In 2012 and 2013, TPG also entered into a number of floating-to-fixed interest rate swap agreements to hedge against the cash flow interest rate risk of the loan. According to these interest rate swap agreements, TPG agrees with the counterparty to settle the difference between fixed contract rates and floating rate interest amounts calculated by reference to the agreed notional amount semi-annually until 2020. The notional amount of the outstanding interest rate swap at December 31, 2021 was S$139 million.

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

(RMB expressed in millions, except interest rate and exchange rate)

	As of December 31, 2021
	Expected Maturity Date						Total	Fair Value
	2022	2023	2024	2025	2026	Thereafter
Debts
Shareholder’s, bank and other loans	114,478	30,589	38,266	16,539	15,333	65,696	280,901	245,716
Average interest rate	2.04	3.05	2.99	3.21	3.17	21.60	—	—

Short-term bonds	8,433	—	—	—	—	—	8,433	8,223
Average interest rate	2.56	—	—	—	—	—	—	—

Long-term bonds	8,458	1,277	11,431	2,672	1,945	18,405	44,188	36,789
Average interest rate	5.336	3.794	3.242	3.861	4.095	12.764	—	—

	As of December 31, 2021
	Expected Maturity Date						Total	Fair Value
	2022	2023	2024	2025	2026	Thereafter
Debts
Interest Rate Derivatives (S$)
Variable to Fixed	17	11	15	10	10	109	172	161
Average receive rate	0.58%	1.37%	1.38%	1.92%	1.92%	1.72%	1.48%	—
Average pay rate	3.15%	3.15%	3.15%	3.15%	3.15%	3.15%	3.15%	—

	As of December 31, 2020
	Expected Maturity Date						Total	Fair Value
	2021	2022	2023	2024	2025	Thereafter
Debts
Shareholder’s, bank and other loans	92,444	19,015	22,882	13,733	21,151	75,686	244,911	198,028
Average interest rate	2.59	2.93	2.78	2.76	2.56	35.23	—	—

Short-term bonds	5,006	—	—	—	—	—	5,006	5,006
Average interest rate	1.42	—	—	—	—	—	—	—

Long-term bonds	13,792	7,225	566	2,034	3,614	10,496	37,727	33,122
Average interest rate	3.367	3.547	4.075	3.883	3.773	13.606	—	—

	As of December 31, 2020
	Expected Maturity Date						Total	Fair Value
	2021	2022	2023	2024	2025	Thereafter
Debts
Interest Rate Derivatives (S$)
Variable to Fixed	12	3,941	19	20	21	610	4,623	(181)
Average receive rate	0.08%	0.94%	0.19%	0.58%	0.78%	1.19%	1.35%	—
Average pay rate	1.58%	2.84%	1.58%	3.15%	3.15%	3.15%	2.84%	—

As of December 31, 2021, the Company’s loans denominated in foreign currency amounted to RMB15,784 million, most of which were denominated in U.S. dollars. In addition, SinoSing Power’s loans denominated in Singapore dollars amounted to RMB6,874 million as of December 31, 2021.

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

(RMB expressed in millions)

	As of December 31, 2021
	Expected Maturity Date						Total	Fair Value
	2022	2023	2024	2025	2026	Thereafter
Fuel Swap contracts
Contract Volumes (MT)	979,945	82,030	10,170	—	—	—	1,072,145	—
Weighted Average Price (US$/MT)	344	388	436	—	—	—	—	—
Contract Amount (RMB million)	2,149	203	28	—	—	—	2,380	633
Contract Volumes (BBL)	43,590	—	—	—	—	—	43,590	—
Weighted Average Price (US$/BBL)	344	—	—	—	—	—	—	—
Contract Amount (RMB million))	95	—	—	—	—	—	95	20

	As of December 31, 2020
	Expected Maturity Date						Total	Fair Value
	2021	2022	2023	2024	2025	Thereafter
Fuel Swap contracts
Contract Volumes (MT)	724,715	485,980	3,990	—	—	—	1,214,685	—
Weighted Average Price (US$/MT)	272	261	266	—	—	—	—	—
Contract Amount (RMB million)	1,358	874	7	—	—	—	2,239	131
Contract Volumes (BBL)	41,594	14,930	—	—	—	—	56,524	—
Weighted Average Price (US$/BBL)	252	229	—	—	—	—	—	—
Contract Amount (RMB million))	9,260	—	—	—	—	—	9,260	8

For other detailed information of the market risk, please refer to the Note 3(a)(i) to the “Financial Statements.”

ITEM 12 . DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Depositary Fees and Charges

Under the terms of the Amended and Restated Deposit Agreement dated Auguest 19, 2003, among Huaneng Power International, Inc.(the “Company”), The Bank of New York Mellon (the “Depositary”) and Owners and Beneficial Owners of American Depositary Receipts (ADRs) (evidenced by the Company’s American Depositary Shares (ADSs) issued thereunder), an ADS holder may have to pay the following services fees to the Depositary:

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

Depositary Payments for the Year 2021

In 2021, the Bank of New York Mellon, the Depositary for our ADR program, agreed to the reimbursement of our expenses related to investors’ relation activities and listing of our securities in the amount of US$92,762.93, and made relevant payments to certain other services providers engaged by us directly.

PART II

ITEM 13 . DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14 . MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15 . CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our principal executive officer and principal financial officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of December 31, 2021 (the “Evaluation Date”), the end of the fiscal year covered by this annual report. Based on this evaluation, our principal executive officer and principal financial officer have concluded that, as of the Evaluation Date, our disclosure controls and procedures were effective.

Management’s Report on Internal Control over Financial Reporting

According to Sarbanes-Oxley Act Section 404, our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in the Exchange Act Rules 13a-15(f). The Company conducted an evaluation of the effectiveness of the design and implementation of our internal control over financial reporting based upon the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) as of the end of the period covered by this annual report. The evaluation is conducted under the supervision and with the participation of our management including principal executive officer and principal financial officer of the Company. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2021. The effectiveness of the Company’s internal control over financial reporting as of December 31, 2021 has been audited by Ernst & Young Hua Ming LLP, an independent registered public accounting firm, as stated in their report, which appears on page F-5 of this annual report on Form 20-F.

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

Changes in Internal Control over Financial Reporting

During the year ended December 31, 2021, no changes occurred in our internal controls over financial reporting that materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16. RESERVED

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

ITEM 16C  PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young Hua Ming LLP has served as our independent registered public accounting firm for the fiscal year ended December 31, 2020 and 2021, for which audited consolidated financial statements appear in this annual report on Form 20-F.

	For the Year Ended December 31,
(RMB million)	2020	2021
Audit fees	28.19	28.73
Audit-related fees	1.87	1.77
Tax fees	0.65	0.51
All other fees	1.02	0.50
Total	31.73	31.51

Tax Fees

Services provided primarily consist of permissible tax compliance services.

Audit-related Fees

Audit-related services include those other assurances and related services provided by auditors, but not restricted to those that can only reasonably be provided by the external auditors signing the auditors’ report, that are reasonably related to the performance of the audit or review of the Company’s financial statements. The audit-related fees in 2021 were related to audit service for overseas subsidiaries and special purposes. The audit-related fees in 2020 were related to audit service for overseas subsidiaries and special purposes.

All Other Fees

Other fees include services provided for other permissible services including bond offering services and agreed-upon procedures services.

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

For 2021, all of the services provided by Ernst & Young Hua Ming LLP were pre-approved by the Audit Committee.

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

No similar requirements.

ITEM 16H  MINE SAFETY DISCLOSURE

Not applicable.

ITEM 17 . FINANCIAL STATEMENTS

Not applicable.

ITEM 18 . FINANCIAL STATEMENTS

See page F-1 through F-169 following Item 19.

ITEM 19 . EXHIBITS

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

Date: April 21, 2022	Huaneng Power International, Inc.

	By:	/s/ Huang Chaoquan
Name: Huang Chaoquan
Title: Secretary to the Board

HUANENG POWER INTERNATIONAL, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Huaneng Power International, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Huaneng Power International, Inc. (the “Group”) as of 31 December 2021 and 2020, the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended 31 December 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group at 31 December 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Group’s internal control over financial reporting as of 31 December 2021, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated 21 April 2022, expressed an unqualified opinion thereon.

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

Impairment of property, plant and equipment

Description of the Matter

At 31 December 2021, the Group held property, plant and equipment (“PPE”) with the amount of RMB320,590 million, contributed 78.5% of the Group’s total non-current assets. As described in Notes 2(g), 2(l), 4(b) and 7 to the consolidated financial statements, the Group is required to review PPE for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Management performed an impairment assessment on such PPE by determining the recoverable amounts of the cash-generating units (“CGUs”) that the PPE are allocated to. As a result of the impairment assessment, impairment losses of RMB29 million were recognized for the year ended 31 December 2021.

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

Among other audit procedures performed, we evaluated management’s assessment of impairment indicators, compared the methodology used by the Group to industry practice and tested the completeness and accuracy of the underlying data used in the projections. We also assessed the significant assumptions used in the calculations, which included, amongst others, the future sales volumes, fuel prices, and discount rates. We compared fuel prices to external industry outlook reports and analyzed the history of management’s estimates. In addition, we involved our valuation specialists to assist us with assessing the valuation methodologies and the assumptions used, including the discount rates.

We evaluated the sensitivity of the significant assumptions described above by assessing the changes to the recoverable amounts of the CGUs resulting from changes in these assumptions.

We also assessed the adequacy of the Group’s disclosures regarding the impairment assessment.

Impairment of goodwill

Description of the Matter

At 31 December 2021, the Group’s goodwill was RMB14,276 million. As described in Notes 2(k), 2(l), 4(a) and 14 to the consolidated financial statements, the Group is required to, at least annually, perform impairment assessments of goodwill. Goodwill was allocated to each CGU or groups of CGUs. A goodwill impairment loss is recognized if the carrying amount of the CGU exceeds its recoverable amount. As a result of the impairment assessment, no impairment losses were recognized for the year ended 31 December 2021.

Auditing management’s goodwill impairment assessment was complex because the determination of the recoverable amount of the underlying CGUs involves significant estimates and judgments, including the future sales volumes, fuel prices, gross margin and terminal growth rate used to estimate future cash flows and discount rates applied to these forecasted future cash flows of the underlying CGUs. These estimates and judgments may be significantly affected by changes in future market or economic conditions.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the impairment assessment process, including testing controls over management’s review of the key assumptions used in the goodwill impairment assessment.

Among other audit procedures performed, we compared the methodology used by the Group to industry practice, and tested the completeness and accuracy of the underlying data used in the forecast. We evaluated management’s key assumptions used in the calculations, which included, amongst others, the future sales volumes, fuel prices, gross margin, terminal growth rate, and discount rates. We compared fuel prices to external industry outlook reports and analyzed the history of management’s estimates. In addition, we involved our valuation specialists to assist us with assessing the valuation methodologies and the assumptions used, including the discount rates.

We evaluated the sensitivity of the key assumptions described above by assessing the changes to the recoverable amounts of the underlying CGUs resulting from changes in these assumptions.

We also assessed the adequacy of the Group’s disclosures regarding the impairment assessment.

Recognition of deferred tax assets

Description of the Matter

At 31 December 2021, the Group had deferred tax assets of RMB6,302 million from deductible temporary differences and tax losses carried forward before offsetting. At 31 December 2021, the Group did not recognize deferred tax assets related to deductible temporary differences of RMB16,076 million and unused tax losses of RMB19,919 million. As described in Notes 2(w)(iii), 4(c) and 30 to the consolidated financial statements, the Group recognized deferred tax assets to the extent that it is probable that future taxable profits and taxable temporary difference will be available to utilize the deductible temporary differences and tax losses carried forward.

Auditing management’s recognition of deferred tax assets is complex because it requires significant estimation and judgment to evaluate management’s significant assumptions, including future taxable profits, future tax rates, the reversal of deductible and taxable temporary differences, and the possible utilization of tax losses carried forward that could be significantly affected by changes in tax law framework and future market or economic conditions.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the recognition of deferred tax assets, including testing controls over management’s review of the significant assumptions used in the taxable profit forecast.

Among other audit procedures performed, we compared the future tax rates, the deductible and taxable temporary differences, and the possible utilization of tax losses carried forward, with the tax law framework. We recalculated the Group’s utilization of tax losses carried forward and reversal of deductible temporary differences in management’s calculation and compared these amounts to the taxable profit and taxable temporary differences for the respective year.

Further, we evaluated management’s significant assumptions in determining the future available taxable profits, for example, the future sales volumes, and fuel prices. We compared fuel prices to external industry outlook reports and analyzed the history of management’s estimates. We also tested the completeness and accuracy of the underlying data used in the taxable profit forecast, and compared management’s assumptions described above to the assumptions that management used to perform the impairment assessment of PPE and goodwill.

In addition, we involved our tax professionals to assist us in evaluating the technical merits from a tax perspective of management’s analysis.

We also assessed the adequacy of the Group’s disclosures regarding the deferred tax assets.

/s/ Ernst & Young Hua Ming LLP

We have served as the Group’s auditor since 2019.

Beijing, the People’s Republic of China

21 April 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Huaneng Power International, Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Huaneng Power International, Inc.’s internal control over financial reporting as of 31 December 2021, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Huaneng Power International, Inc. (the “Group”) maintained, in all material respects, effective internal control over financial reporting as of 31 December 2021, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Group as of 31 December 2021 and 2020, the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended 31 December 2021, and the related notes and our report dated 21 April 2022 expressed an unqualified opinion thereon.

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

21 April 2022

Huaneng Power International, Inc.

Consolidated Statements of Comprehensive Income

For the years ended 31 December 2021, 2020 and 2019

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB, except per share data)

		For the year ended 31 December
	Note	2021	2020	2019
		RMB	RMB	RMB
Operating revenue	5	204,605,083	169,446,338	174,009,401
Tax and levies on operations		(1,686,341)	(1,794,004)	(1,832,975)
Operating expenses, net
Fuel		(146,539,362)	(88,966,304)	(97,686,799)
Maintenance		(4,503,584)	(5,001,982)	(4,606,171)
Depreciation	6	(22,270,421)	(22,146,316)	(21,864,903)
Labor	36	(16,107,285)	(14,503,290)	(13,514,752)
Service fees on transmission and transformer facilities of HIPDC		(47,947)	(95,894)	(95,067)
Purchase of electricity		(9,114,851)	(4,720,261)	(5,151,578)
Others, net	6	(11,702,778)	(20,300,072)	(16,879,425)
Total operating expenses		(210,286,228)	(155,734,119)	(159,798,695)
(Loss)/profit from operations		(7,367,486)	11,918,215	12,377,731
Interest income		288,291	292,724	264,554
Financial expenses, net
Interest expense	6	(8,798,200)	(9,200,612)	(10,762,718)
Exchange (loss)/gain and bank charges, net		(40,290)	100,643	(210,422)
Total financial expenses, net		(8,838,490)	(9,099,969)	(10,973,140)
Share of profits less losses of associates and joint ventures	8	804,386	1,774,322	1,185,622
(Loss)/gain on fair value changes of financial assets/liabilities	6	—	(1,566)	36,667
Other investment (loss)/income		(7,345)	(109,990)	228,026
(Loss)/profit before income tax expense	6	(15,120,644)	4,773,736	3,119,460
Income tax expense	32	1,929,755	(2,163,173)	(2,011,255)
Net (loss)/profit		(13,190,889)	2,610,563	1,108,205

The accompanying notes are an integral part of these consolidated financial statements.

Huaneng Power International, Inc.

Consolidated Statements of Comprehensive Income (Continued)

For the years ended 31 December 2021, 2020 and 2019

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB, except per share data)

		For the year ended 31 December
	Note	2021	2020	2019
		RMB	RMB	RMB
Other comprehensive (loss)/income, net of tax
Items that will not be reclassified to profit or loss:
Fair value changes of other equity instrument investments		(46,808)	(175,984)	(61,652)
Share of other comprehensive (loss)/income of joint ventures and associates		(42,863)	(178,501)	367,528
Income tax effect		12,231	43,996	15,413
Items that may be reclassified subsequently to profit or loss
Share of other comprehensive (loss)/income of joint ventures and associates		(1,441)	(4,348)	1,168
Cash flow hedges:
Effective portion of changes in fair value of hedging instruments arising during the year		1,235,874	(166,323)	264,691
Reclassification adjustments for (losses)/gains included in profit or loss		(624,876)	414,821	(119,793)
Exchange differences on translation of foreign operations		(989,932)	(862,454)	128,494
Income tax effect		(103,870)	(42,245)	(24,962)
Other comprehensive (loss)/income, net of tax		(561,685)	(971,038)	570,887
Total comprehensive (loss)/income		(13,752,574)	1,639,525	1,679,092
Net (loss)/profit attributable to:
- Equity holders of the Company		(10,636,194)	2,377,851	766,345
- Non-controlling interests		(2,554,695)	232,712	341,860
		(13,190,889)	2,610,563	1,108,205
Total comprehensive (loss)/income attributable to:
- Equity holders of the Company		(10,933,871)	1,599,471	1,498,013
- Non-controlling interests		(2,818,703)	40,054	181,079
		(13,752,574)	1,639,525	1,679,092
(Losses)/earnings per share attributable to the shareholders of the Company (expressed in RMB per share)
- Basic and diluted	33	(0.81)	0.04	0.01

The accompanying notes are an integral part of these consolidated financial statements.

Huaneng Power International, Inc.

Consolidated Statements of Financial Position

As at 31 December 2021 and 2020

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB)

		As at 31 December
	Note	2021	2020
ASSETS
Non-current assets
Property, plant and equipment	7	320,589,625	300,171,142
Right-of-use assets	40	19,603,927	18,292,074
Investments in associates and joint ventures	8	23,037,904	22,375,377
Investment properties		635,268	647,471
Other equity instrument investments	10	729,070	664,946
Power generation licenses	11	3,783,756	3,954,983
Mining rights	12	1,611,486	1,611,486
Deferred income tax assets	30	4,907,081	2,699,395
Derivative financial assets	13	69,753	74,554
Goodwill	14	14,276,224	14,738,016
Other non-current assets	15	19,056,005	18,537,583
Total non-current assets		408,300,099	383,767,027
Current assets
Inventories	16	16,824,431	6,602,459
Other receivables and assets	17	14,698,932	7,308,077
Accounts and notes receivable	18	43,877,997	38,215,715
Contract assets	5(c)	66,974	29,678
Derivative financial assets	13	652,458	110,179
Bank balances and cash	34	16,350,332	13,871,523
Total current assets		92,471,124	66,137,631
Total assets		500,771,223	449,904,658

The accompanying notes are an integral part of these consolidated financial statements.

Huaneng Power International, Inc.

Consolidated Statements of Financial Position (Continued)

As at 31 December 2021 and 2020

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB)

		As at 31 December
	Note	2021	2020
EQUITY AND LIABILITIES
Capital and reserves attributable to equity holders of the Company
Share capital	19	15,698,093	15,698,093
Other equity instruments	20	48,417,977	48,419,779
Capital surplus		25,667,502	26,162,550
Surplus reserves	21	8,140,030	8,140,030
Currency translation differences		(1,443,398)	(738,927)
Retained earnings		16,567,610	32,164,398
		113,047,814	129,845,923
Non-controlling interests	39	20,510,199	21,770,275
Total equity		133,558,013	151,616,198
Non-current liabilities
Long-term loans	23	136,857,716	112,077,395
Long-term bonds	24	29,396,919	20,382,405
Lease liabilities	40	6,138,846	3,805,635
Deferred income tax liabilities	30	2,300,088	3,002,527
Derivative financial liabilities	13	99,323	188,139
Other non-current liabilities	25	6,022,017	4,784,268
Total non-current liabilities		180,814,909	144,240,369

The accompanying notes are an integral part of these consolidated financial statements.

Huaneng Power International, Inc.

Consolidated Statements of Financial Position (Continued)

As at 31 December 2021 and 2020

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB)

		As at 31 December
	Note	2021	2020
EQUITY AND LIABILITIES (Continued)
Current liabilities
Accounts payable and other liabilities	26	54,609,553	42,755,361
Contract liabilities	5(c)	3,274,770	2,903,296
Taxes payable	27	2,053,418	2,044,869
Dividends payable		1,041,452	694,854
Derivative financial liabilities	13	41,034	106,862
Short-term bonds	28	8,222,517	5,002,877
Short-term loans	29	91,896,725	66,311,160
Current portion of long-term loans	23	17,213,799	19,808,313
Current portion of long-term bonds	24	7,175,540	12,678,511
Current portion of lease liabilities	40	800,521	1,676,711
Current portion of other non-current liabilities	25	68,972	65,277
Total current liabilities		186,398,301	154,048,091
Total liabilities		367,213,210	298,288,460
Total equity and liabilities		500,771,223	449,904,658

These financial statements were approved for issue by the Board of Directors on 21 April 2022 and were signed on its behalf.

Zhao Keyu	Zhao Ping
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

Huaneng Power International, Inc.

Consolidated Statements of Changes in Equity

For the years ended 31 December 2021, 2020 and 2019

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB)

	Attributable to equity holders of the Company
			Capital surplus
					Fair value
					reserve
					of financial assets
					at fair value	Other reserve
					through other	in other	Other			Currency			Non-
	Share	Other equity	Share	Hedging	comprehensive	comprehensive	capital		Surplus	translation	Retained		controlling
	capital	instruments	premium	reserve	loss	loss	reserve	Subtotal	reserves	differences	earnings	Total	interests	Total equity
Balance as at 31 December 2020	15,698,093	48,419,779	24,770,682	(77,707)	427,126	(105,910)	1,148,359	26,162,550	8,140,030	(738,927)	32,164,398	129,845,923	21,770,275	151,616,198
Profit/(loss) for the year ended 31 December 2021	—	2,137,420	—	—	—	—	—	—	—	—	(12,773,614)	(10,636,194)	(2,554,695)	(13,190,889)
Other comprehensive income/(loss):
Fair value changes of other equity investment instruments, net of tax	—	—	—	—	(34,583)	—	—	(34,583)	—	—	—	(34,583)	6	(34,577)
Share of other comprehensive loss of investees – accounted for under the equity method, net of tax	—	—	—	—	(42,863)	(1,441)	—	(44,304)	—	—	—	(44,304)	—	(44,304)
Changes in fair value of effective portion and reclassification of cash flow hedges, net of tax	—	—	—	485,681	—	—	—	485,681	—	—	—	485,681	21,447	507,128
Currency translation differences	—	—	—	—	—	—	—	—	—	(704,471)	—	(704,471)	(285,461)	(989,932)
Total comprehensive income/(loss) for the year ended 31 December 2021	—	2,137,420	—	485,681	(77,446)	(1,441)	—	406,794	—	(704,471)	(12,773,614)	(10,933,871)	(2,818,703)	(13,752,574)
2020 dividends (Note 22)	—	—	—	—	—	—	—	—	—	—	(2,825,657)	(2,825,657)	(1,020,457)	(3,846,114)
Cumulative distribution of other equity instruments (Note 20)	—	(2,139,222)	—	—	—	—	—	—	—	—	—	(2,139,222)	—	(2,139,222)
Net capital injection from non-controlling interests of subsidiaries	—	—	—	—	—	—	12,358	12,358	—	—	—	12,358	1,864,426	1,876,784
Share of other capital reserve of investees accounted for under the equity method	—	—	—	—	—	—	1,086	1,086	—	—	—	1,086	—	1,086
Acquisition of non-controlling interests of subsidiaries	—	—	—	—	—	—	(915,286)	(915,286)	—	—	—	(915,286)	729,097	(186,189)
Deregistration of a subsidiary	—	—	—	—	—	—	—	—	—	—	—	—	(13,388)	(13,388)
Others	—	—	—	—	—	—	—	—	—	—	2,483	2,483	(1,051)	1,432
Balance as at 31 December 2021	15,698,093	48,417,977	24,770,682	407,974	349,680	(107,351)	246,517	25,667,502	8,140,030	(1,443,398)	16,567,610	113,047,814	20,510,199	133,558,013

The notes are an integral part of these consolidated financial statements.

Huaneng Power International, Inc.

Consolidated Statements of Changes in Equity (Continued)

For the years ended 31 December 2021, 2020 and 2019

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB)

	Attributable to equity holders of the Company
			Capital surplus
					Fair value
					reserve
					of financial
					assets at fair
					value through	Other reserve
					other	in other	Other			Currency			Non-
	Share	Other equity	Share	Hedging	comprehensive	comprehensive	capital		Surplus	translation	Retained		controlling
	capital	instruments	premium	reserve	income	income	reserve	Subtotal	reserves	differences	earnings	Total	interests	Total equity
Balance as at 31 December 2019	15,698,093	25,127,821	24,770,682	(298,249)	737,585	(101,562)	1,106,681	26,215,137	8,140,030	(54,812)	33,677,466	108,803,735	21,575,311	130,379,046
Profit for the year ended 31 December 2020	—	1,770,469	—	—	—	—	—	—	—	—	607,382	2,377,851	232,712	2,610,563
Other comprehensive income/(loss):
Fair value changes of other equity investment instruments, net of tax	—	—	—	—	(131,958)	—	—	(131,958)	—	—	—	(131,958)	(30)	(131,988)
Shares of other comprehensive loss of investees – accounted for under the equity method, net of tax	—	—	—	—	(178,501)	(4,348)	—	(182,849)	—	—	—	(182,849)	—	(182,849)
Changes in fair value of effective portion and reclassification of cash flow hedges, net of tax	—	—	—	220,542	—	—	—	220,542	—	—	—	220,542	(14,289)	206,253
Currency translation differences	—	—	—	—	—	—	—	—	—	(684,115)	—	(684,115)	(178,339)	(862,454)
Total comprehensive income/(loss) for the year ended 31 December 2020	—	1,770,469	—	220,542	(310,459)	(4,348)	—	(94,265)	—	(684,115)	607,382	1,599,471	40,054	1,639,525
Issue of other equity instruments	—	25,457,450	—	—	—	—	—	—	—	—	—	25,457,450	—	25,457,450
Redemption of other equity instruments	—	(2,499,844)	—	—	—	—	—	—	—	—	(156)	(2,500,000)	—	(2,500,000)
2019 dividends	—	—	—	—	—	—	—	—	—	—	(2,119,243)	(2,119,243)	(1,206,329)	(3,325,572)
Cumulative distribution of other equity instruments	—	(1,436,117)	—	—	—	—	—	—	—	—	—	(1,436,117)	—	(1,436,117)
Net capital injection from non-controlling interests of subsidiaries	—	—	—	—	—	—	34,071	34,071	—	—	—	34,071	1,302,085	1,336,156
Business combination	—	—	—	—	—	—	—	—	—	—	—	—	48,103	48,103
Share of other capital reserve of investees accounted for under the equity method	—	—	—	—	—	—	7,607	7,607	—	—	—	7,607	—	7,607
Others	—	—	—	—	—	—	—	—	—	—	(1,051)	(1,051)	11,051	10,000
Balance as at 31 December 2020	15,698,093	48,419,779	24,770,682	(77,707)	427,126	(105,910)	1,148,359	26,162,550	8,140,030	(738,927)	32,164,398	129,845,923	21,770,275	151,616,198

The notes are an integral part of these consolidated financial statements.

Huaneng Power International, Inc.

Consolidated Statements of Changes in Equity (Continued)

For the years ended 31 December 2021, 2020 and 2019

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB)

	Attributable to equity holders of the Company
			Capital surplus
					Fair value
					reserve
					of financial
					assets at fair
					value through	Other reserve
					other	in other	Other			Currency			Non-
	Share	Other equity	Share	Hedging	comprehensive	comprehensive	capital		Surplus	translation	Retained		controlling
	capital	instruments	premium	reserve	income	income	reserve	Subtotal	reserves	differences	earnings	Total	interests	Total equity
Balance as at 31 December 2018	15,698,093	10,077,396	24,770,682	(430,896)	926,804	(102,730)	1,031,071	26,194,931	8,140,030	(340,337)	34,665,305	94,435,418	21,686,252	116,121,670
Profit for the year ended 31 December 2019	—	685,922	—	—	—	—	—	—	—	—	80,423	766,345	341,860	1,108,205
Other comprehensive income/(loss):
Fair value changes of other equity investment instruments -net of tax	—	—	—	—	(55,200)	—	—	(55,200)	—	—	—	(55,200)	8,961	(46,239)
Shares of other comprehensive income of investees – accounted for under the equity method, net of tax	—	—	—	—	367,528	1,168	—	368,696	—	—	—	368,696	—	368,696
Changes in fair value of effective portion and reclassification of cash flow hedges, net of tax	—	—	—	132,647	—	—	—	132,647	—	—	—	132,647	(12,711)	119,936
Currency translation differences	—	—	—	—	—	—	—	—	—	285,525	—	285,525	(157,031)	128,494
Total comprehensive income for the year ended 31 December 2019	—	685,922	—	132,647	312,328	1,168	—	446,143	—	285,525	80,423	1,498,013	181,079	1,679,092
Issue of other equity instruments	—	14,982,165	—	—	—	—	—	—	—	—	—	14,982,165	—	14,982,165
2018 dividends	—	—	—	—	—	—	—	—	—	—	(1,569,809)	(1,569,809)	(1,359,777)	(2,929,586)
Cumulative distribution of other equity instruments	—	(617,662)	—	—	—	—	—	—	—	—	—	(617,662)	—	(617,662)
Net capital injection from non-controlling interests of subsidiaries	—	—	—	—	—	—	96,036	96,036	—	—	—	96,036	1,018,048	1,114,084
Acquisition of non-controlling interests of subsidiaries	—	—	—	—	—	—	(20,426)	(20,426)	—	—	—	(20,426)	13,624	(6,802)
Disposal of a subsidiary	—	—	—	—	—	—	—	—	—	—	—	—	36,040	36,040
Deregistration of a subsidiary	—	—	—	—	—	—	—	—	—	—	—	—	45	45
Disposal of equity investments at fair value through other comprehensive income	—	—	—	—	(501,547)	—	—	(501,547)	—	—	501,547	—	—	—
Balance as at 31 December 2019	15,698,093	25,127,821	24,770,682	(298,249)	737,585	(101,562)	1,106,681	26,215,137	8,140,030	(54,812)	33,677,466	108,803,735	21,575,311	130,379,046

The accompanying notes are an integral part of these consolidated financial statements.

Huaneng Power International, Inc.

Consolidated Statements of Cash Flows

For the years ended 31 December 2021, 2020 and 2019

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB)

		For the Year ended 31 December
	Note	2021	2020	2019
		RMB	RMB	RMB
OPERATING ACTIVITIES
(Loss)/profit before income tax expense		(15,120,644)	4,773,736	3,119,460
Adjustments to reconcile (loss)/profit before income tax expense to net cash provided by operating activities:
Depreciation of property, plant and equipment	6	21,490,876	21,337,932	21,122,065
Depreciation of investment properties	6	30,162	22,866	8,011
Depreciation of right-of-use assets	6	749,383	785,518	734,827
Provision for impairment losses on property, plant and equipment	6	28,879	7,847,378	5,719,990
Provision for impairment on goodwill	6	—	685,036	—
Provision for impairment on other non-current assets	6	63,000	349,559	464,867
Amortization of other non-current assets	6	69,717	128,177	101,902
Recognition of provision for loss allowance of receivables	6	103,625	172,711	74,557
(Reversal)/recognition of provision for inventory obsolescence	6	(242)	43,076	22,453
Loss/(gain) on fair value changes of financial assets/liabilities	6	—	1,566	(36,667)
Other investment (gain)/loss		(7,515)	(8,585)	59,996
Net (gain)/loss on disposals of non-current assets	6	(520,878)	626,657	(69,449)
Net gain on disposal of subsidiaries	6	—	—	(256,009)
Share of profits less losses of associates and joint ventures	8	(804,386)	(1,774,322)	(1,185,622)
Interest income		(288,291)	(292,724)	(264,554)
Interest expense	6	8,798,200	9,200,612	10,762,718
Others		(778,813)	(648,651)	(250,183)
Changes in working capital:
Inventories		(10,216,073)	2,244,127	638,055
Other receivables and assets		(2,809,293)	704,927	82,840
Accounts and notes receivable		(6,734,986)	(6,885,418)	(3,442,544)
Contract assets		(139,990)	(5,521)	(19,408)
Restricted cash		45,043	(56,990)	(141,271)
Accounts payable and other liabilities		11,978,403	2,343,598	(520,570)
Contract liabilities		371,474	196,767	730,356
Taxes payable		1,099,111	3,177,908	1,740,068
Interest received		288,291	292,724	264,554
Income tax expense paid		(1,662,212)	(3,275,626)	(2,136,249)
Net cash provided by operating activities		6,032,841	41,987,038	37,324,193

The accompanying notes are an integral part of these consolidated financial statements.

Huaneng Power International, Inc.

Consolidated Statements of Cash Flows (Continued)

For the years ended 31 December 2021, 2020 and 2019

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB)

		For the Year ended 31 December
	Note	2021	2020	2019
		RMB	RMB	RMB
INVESTING ACTIVITIES
Payment for the purchase of property, plant and equipment		(43,055,805)	(42,558,250)	(31,382,657)
Proceeds from disposal of property, plant and equipment, land use rights and other non-current assets		514,525	454,470	464,542
Payment for the purchase of other non-current assets		(47,087)	(72,699)	(113,124)
Cash dividends received		796,168	554,614	668,906
Capital injections for investments in associates and joint ventures		(643,428)	(586,261)	(313,197)
Cash paid for acquiring other equity instrument investments	3(b)	(111,313)	(61,713)	(7,450)
Cash paid for acquiring subsidiaries, net of cash acquired		—	(206,414)	(71,696)
Cash received from disposal of other equity instrument investments		—	—	1,250,000
Cash received from recovery of entrusted loans		302,640	—	—
Net outflow of cash and cash equivalents in respect of the disposal of subsidiaries		—	—	(29,350)
Others		(31,659)	239,121	500,041
Net cash used in investing activities		(42,275,959)	(42,237,132)	(29,033,985)

The accompanying notes are an integral part of these consolidated financial statements.

Huaneng Power International, Inc.

Consolidated Statements of Cash Flows (Continued)

For the years ended 31 December 2021, 2020 and 2019

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB)

		For the year ended 31 December
	Note	2021	2020	2019
		RMB	RMB	RMB
FINANCING ACTIVITIES
Issuance of short-term bonds		43,200,000	20,000,000	30,000,000
Repayments of short-term bonds		(40,000,000)	(24,000,000)	(32,500,000)
Proceeds from short-term loans		139,416,406	116,458,227	92,890,098
Repayments of short-term loans		(113,866,543)	(117,354,380)	(87,001,921)
Proceeds from long-term loans		62,464,866	52,219,578	27,408,223
Repayments of long-term loans		(39,279,532)	(54,593,490)	(43,915,444)
Issuance of long-term bonds		15,680,393	4,217,730	5,300,000
Repayments of long-term bonds		(12,000,000)	(2,800,000)	(4,000,000)
Interest paid		(12,274,217)	(11,586,250)	(11,641,439)
Net proceeds from the issuance of other equity instruments		—	25,457,450	14,982,165
Redemption of other equity instruments		—	(2,500,000)	—
Net capital injection from non-controlling interests of subsidiaries		1,876,784	1,155,556	1,016,150
Dividends paid to shareholders of the Company		(2,825,657)	(2,119,243)	(1,569,809)
Dividends paid to non-controlling interests of subsidiaries		(673,859)	(1,702,511)	(1,436,574)
Lease payments		(1,860,532)	(1,297,746)	(488,015)
Cash paid for acquisition of non-controlling interests of a subsidiary		(186,189)	—	(6,802)
Others		(285,954)	248,895	(364,815)
Net cash provided by/(used in) financing activities		39,385,966	1,803,816	(11,328,183)
Effect of foreign exchange rate changes, net		(845,915)	(739,088)	63,551
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		2,296,933	814,634	(2,974,424)
Cash and cash equivalents as at beginning of the year		13,257,892	12,443,258	15,417,682
CASH AND CASH EQUIVALENTS AS AT END OF THE YEAR	34	15,554,825	13,257,892	12,443,258

The accompanying notes are an integral part of these consolidated financial statements.

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2021, 2020 and 2019

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

1	Company organization and principal activities

Huaneng Power International, Inc. (the “Company”) was incorporated in the People’s Republic of China (the “PRC”) as a Sino-foreign joint stock limited company on 30 June 1994. The registered address of the Company is Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, the PRC. The Company and its subsidiaries (collectively, the “Group”) are principally engaged in the generation and sale of electric power to the respective regional or provincial grid companies in the PRC, the Republic of Singapore (“Singapore”) and the Islamic Republic of Pakistan (“Pakistan”). The Company conducts its business in Singapore through SinoSing Power Pte Ltd. (“SinoSing Power”) and its subsidiaries and in Pakistan through Huaneng Shandong Ruyi (Hong Kong) Energy Co., Ltd. (“Hong Kong Energy”) and its subsidiaries.

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

As at 31 December 2021, the Group had net current liabilities of approximately RMB93.93 billion, and a portion of the Group’s funding requirements for capital expenditures were satisfied by short-term financing. Taking into consideration the undrawn available banking facilities exceeded RMB300.0 billion as at 31 December 2021, the Group is expected to refinance certain of its short-term loans and bonds and also to consider alternative sources of financing, where applicable and when needed.

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

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2021, 2020 and 2019

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

2         Principal accounting policies (continued)

(b)	Changes in accounting policies

The Group has adopted the following revised IFRSs for the first time for the current year’s consolidated financial statements.

Amendments to IFRS 9,
IAS 39, IFRS 7,
IFRS 4 and IFRS 16	Interest Rate Benchmark Reform - Phase 2
Amendment to IFRS 16	Covid-19-Related Rent Concessions beyond 30 June 2021 (early adopted)

The nature and the impact of the revised IFRSs are described below:

(i)	Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 Interest Rate Benchmark Reform - Phase 2

Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 address issues not dealt with in the previous amendments which affect financial reporting when an existing interest rate benchmark is replaced with an alternative risk-free rate (“RFR”). The amendments provide a practical expedient to allow the effective interest rate to be updated without adjusting the carrying amount of financial assets and liabilities when accounting for changes in the basis for determining the contractual cash flows of financial assets and liabilities, if the change is a direct consequence of the interest rate benchmark reform and the new basis for determining the contractual cash flows is economically equivalent to the previous basis immediately preceding the change. In addition, the amendments permit changes required by the interest rate benchmark reform to be made to hedge designations and hedge documentation without the hedging relationship being discontinued. Any gains or losses that could arise on transition are dealt with through the normal requirements of IFRS 9 to measure and recognize hedge ineffectiveness. The amendments also provide a temporary relief to entities from having to meet the separately identifiable requirement when an RFR is designated as a risk component. The relief allows an entity, upon designation of the hedge, to assume that the separately identifiable requirement is met, provided the entity reasonably expects the RFR risk component to become separately identifiable within the next 24 months. Furthermore, the amendments require an entity to disclose additional information to enable users of financial statements to understand the effect of interest rate benchmark reform on an entity’s financial instruments and risk management strategy. These amendments had no material impact on the consolidated financial statements of the Group.

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2021, 2020 and 2019

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

2         Principal accounting policies (continued)

(b)	Changes in accounting policies (continued)
(ii)	Amendment to IFRS 16 Covid-19-Related Rent Concessions beyond 30 June 2021 (early adopted)

Amendment to IFRS 16 issued in April 2021 extends the availability of the practical expedient for lessees to elect not to apply lease modification accounting for rent concessions arising as a direct consequence of the covid-19 pandemic by 12 months. Accordingly, the practical expedient applies to rent concessions for which any reduction in lease payments affects only payments originally due on or before 30 June 2022, provided the other conditions for applying the practical expedient are met. The amendment is effective retrospectively for annual periods beginning on or after 1 April 2021 with any cumulative effect of initially applying the amendment recognized as an adjustment to the opening balance of retained profits at the beginning of the current accounting period. Earlier application is permitted. The amendment did not have any impact on the financial position and performance of the Group as there were no lease payments reduced or waived by the lessors as a result of the covid-19 pandemic during the year.

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

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2021, 2020 and 2019

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

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2021, 2020 and 2019

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

When applying the equity method, the Group adjusts net profit or loss of the investees, including the fair value adjustments on the net identifiable assets of the associates and joint ventures and the adjustments to align with the accounting policies of the Company and the Company’s financial reporting periods. The current period investment income is then recognized based on the proportionate share of the Group in the investees’ net profit or loss. Net losses of investees are recognized to the extent of the carrying value of long-term equity investments and any other constituting long-term equity investments in investees that in substance form part of the investments in the investees. The Group continues to recognize investment losses and provision if they bear additional obligations which meet the recognition criteria.

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

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2021, 2020 and 2019

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

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2021, 2020 and 2019

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

Foreign currency transactions are translated into the functional currency using the spot exchange rate on the transaction dates. As at the end of reporting period, foreign currency monetary items are translated into functional currency at the spot exchange rate as at the end of reporting period. Exchange differences are directly expensed in current period profit or loss unless they arise from foreign currency loans borrowed for purchasing or construction of qualifying assets which is eligible for capitalization or they arise from monetary items that qualify as hedging instruments in cash flow hedges which are recorded in other comprehensive income to the extent that the hedge is effective.

(iii)	Foreign subsidiaries

The operating results and financial position of the foreign subsidiaries are translated into presentation currency as follows:

Asset and liability items in each statement of financial position of foreign operations are translated at the closing rates at the end of reporting period; equity items excluding retained earnings are translated at the spot exchange rates at the date of the transactions. Income and expense items in the statement of comprehensive income of the foreign operations are translated at exchange rates that approximate to those prevailing at the dates of the transactions. All resulting translation differences are recognized in other comprehensive income.

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

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2021, 2020 and 2019

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

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2021, 2020 and 2019

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

Investment properties are land and/or buildings which are owned or held under a leasehold interest (Note 2(ab)), including the leasehold property held as a right-of-use asset to earn rental income and/or for capital appreciation. These include land held for a currently undetermined future use and property that is being constructed or developed for future use as investment property.

Investment properties are stated at cost. Rental income from investment properties is accounted for as described in Note 2(z).

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

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2021, 2020 and 2019

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

The carrying amounts of property, plant and equipment, mining rights, intangible assets, right-of-use assets with definite useful lives and long-term equity investments not accounted for as financial assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill, indefinite life intangible assets and intangible assets not yet available for use are tested for impairment annually regardless of whether there are indications of impairment or more frequently if events or changes in circumstances indicate a potential impairment. An impairment loss is recognized if the carrying amount of an asset or cash-generating unit (“CGU”) exceeds its recoverable amount.

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less cost to sell. For impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs. In testing a CGU for impairment, a portion of the carrying amount of a corporate asset (e.g., a headquarters building) is allocated to an individual CGU if it can be allocated on a reasonable and consistent basis or, otherwise, to the smallest group of CGUs.

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

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2021, 2020 and 2019

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

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2021, 2020 and 2019

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

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2021, 2020 and 2019

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

Financial assets and financial liabilities are separately presented in the statement of financial position without offsetting. However, financial assets and financial liabilities are offset when, and only when the Group:

-	currently has a legally enforceable right to set off the amounts;

-	intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.
(v)	Derecognition

The Group derecognizes a financial asset when one of the following conditions is met:

-	the contractual rights to the cash flows from the financial asset expire;
-	the Group transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred; and
-

the Group transfers the rights to receive the contractual cash flows in a transaction in which the Group neither transfers nor retains substantially all of the risks and rewards of ownership and does not retain control of the financial asset.

On derecognition of a financial asset in its entirety, the difference between the two amounts below is recognized in profit or loss:

-	the carrying amount of the financial asset transferred (measured at the date of derecognition); and
-	the consideration received, along with the cumulative gain or loss previously recognized in other comprehensive income, for the part derecognized.

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

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2021, 2020 and 2019

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

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2021, 2020 and 2019

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

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2021, 2020 and 2019

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

2	Principal accounting policies (continued)
(m)	Financial instruments (continued)
(vi)	Credit losses (continued)

Credit-impaired financial assets (continued)

Evidence that a financial asset is credit-impaired includes the following observable events:

-	significant financial difficulties of the debtor;
-	a breach of contract, such as a default or delinquency in interest or principal payments;
-	for economic or contractual reasons relating to the borrower’s financial difficulty, the Group having granted to the borrower a concession that would not otherwise consider;
-	it becoming probable that the borrower will enter into bankruptcy or other financial reorganization; and
-	the disappearance of an active market for that financial asset because of financial difficulties of the issuer.

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

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2021, 2020 and 2019

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

2	Principal accounting policies (continued)
(m)	Financial instruments (continued)
(vii)	Cash flow hedge (continued)

When designating a hedging relationship and on an ongoing basis, the Group shall analyze the sources of hedge ineffectiveness that are expected to affect the hedging relationship during its term. If a hedging relationship ceases to meet the hedging effectiveness requirement relating to the hedge ratio, but the risk management objective for that designated hedging relationship remains the same, the Group shall adjust the hedge ratio of the hedging relationship, so that it meets the qualifying criteria again, which is referred to as rebalancing.

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

On rebalancing, the hedge ineffectiveness of the hedging relationship is determined and recognized immediately before adjusting the hedging relationship. Adjusting the hedge ratio allows an entity to respond to changes in the relationship between the hedging instrument and the hedged item that arise from their underlying or risk variables. The Group adjusts the hedge ratio by increasing the volume of the hedged items or hedging instruments. Hence, increases in volumes refer to the quantities that are part of the hedging relationship, and decreases in volumes are not part of the hedging relationship.

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

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2021, 2020 and 2019

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
(ii)	has significant influence over the Group; or

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2021, 2020 and 2019

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

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2021, 2020 and 2019

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

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2021, 2020 and 2019

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

2	Principal accounting policies (continued)
(w)	Taxation
(i)	Value-added tax (“VAT”)

The domestic sales of power, heat and goods of the Group are subject to VAT. VAT payable is determined by applying 13%, 9% and 6% on the taxable revenue after offsetting deductible input VAT of the period.

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

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2021, 2020 and 2019

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

(x)Employee benefits

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

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2021, 2020 and 2019

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

For performance obligations satisfied at a point in time, revenue is recognized when the customer obtains control of the promised good or service in the contract. The Group considers indicators of the transfer of control, which include, but are not limited to, the following:

-	The Group has a present right to payment for the asset;
-	The Group has transferred physical possession of the asset;
-	The customer has legal title to the asset or the significant risks and rewards of ownership of the asset; or
-	The customer has accepted the asset.

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2021, 2020 and 2019

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

Service revenue refers to amounts received from port service, transportation service, maintenance service and heating pipeline service that is recognized over time during the provision of service, using an input method to measure progress towards complete satisfaction of the service, because the customer simultaneously receives and consumes the benefits provided by the Group. Revenue is recognized on a straight-line basis because the entity’s inputs are expended evenly throughout the performance period.

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

Dividend income is recognized when the shareholders’ right to receive payment has been established, it is probable that the economic benefits associated with the dividend will flow to the Group and the amount of the dividend can be measured reliably.

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2021, 2020 and 2019

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

-	the costs generate or enhance resources that will be used to provide goods or services in the future; and
-	the costs are expected to be recovered.

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

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2021, 2020 and 2019

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

Buildings	2.5 – 10	years
Electric utility plant in service	8 – 25	years
Transportation facilities	30	years
Land use rights	10 – 50	years
Others	5 – 50	years

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

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2021, 2020 and 2019

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

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2021, 2020 and 2019

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

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2021, 2020 and 2019

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

Amendments to IAS 1	Classification of Liabilities as Current or Non-current
Amendments to IFRS 3	Reference to the Conceptual Framework
Amendments to IAS 16	Property, Plant and Equipment: Proceeds before Intended Use
Amendments to IAS 37	Onerous Contracts - Cost of Fulfilling a Contract
Amendments to IFRS 10	Sale or Contribution of Assets between an Investor and IAS 28 and its Associate or Joint Venture
Amendments to IAS 8	Definition of Accounting Estimates
Amendments to IAS 1 and IFRS Practice
Statement 2	Disclosure of Accounting Policies
Amendments to IAS 12	Deferred Tax related to Assets and Liabilities arising from a Single Transaction
Annual Improvements to IFRSs 2018-2020	Amendments to IFRS 1, IFRS 9, Illustrative Examples accompanying IFRS 16, and IAS 41

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

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2021, 2020 and 2019

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

2         Principal accounting policies (continued)

(af)	Issued but not yet effective International Financial Reporting Standards (continued)
(ii)	Amendments to IFRS 3 Reference to the Conceptual Framework

Amendments to IFRS 3 are intended to replace a reference to the previous Framework for the Preparation and Presentation of Financial Statements with a reference to the Conceptual Framework for Financial Reporting issued in March 2018 without significantly changing its requirements. The amendments also add to IFRS 3 an exception to its recognition principle for an entity to refer to the Conceptual Framework to determine what constitutes an asset or a liability. The exception specifies that, for liabilities and contingent liabilities that would be within the scope of IAS 37 or IFRIC 21 if they were incurred separately rather than assumed in a business combination, an entity applying IFRS 3 should refer to IAS 37 or IFRIC 21 respectively instead of the Conceptual Framework. Furthermore, the amendments clarify that contingent assets do not qualify for recognition at the acquisition date. The amendments are effective for annual reporting periods beginning on or after 1 January 2022 and apply prospectively. The Group expects to adopt the amendments prospectively from 1 January 2022. Since the amendments apply prospectively to business combinations for which the acquisition date is on or after the date of first application, the Group will not be affected by these amendments on the date of transition.

(iii)	Amendments to IAS 16 Property, Plant and Equipment: Proceeds before Intended Use

In May 2020, the IASB issued Property, Plant and Equipment: Proceeds before Intended Use, which prohibit entities deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognizes the proceeds from selling such items, and the costs of producing those items, in profit or loss.

The amendments are effective for annual reporting periods beginning on or after 1 January 2022 and must be applied retrospectively to items of property, plant and equipment made available for use on or after the beginning of the earliest period presented when the entity first applies the amendments. The Group is currently assessing the impact that the amendments will have on current practice.

(iv)	Amendments to IAS 37 Onerous Contracts – Cost of Fulfilling a Contract

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

The amendments are effective for annual reporting periods beginning on or after 1 January 2022. The Group will apply these amendments to contracts for which it has not yet fulfilled all its obligations at the beginning of the annual reporting period in which it first applies the amendments. The Group is currently assessing the impact that the amendments will have on current practice.

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2021, 2020 and 2019

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
(v)	Amendments to IFRS 10 and IAS 28 Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

The amendments address an inconsistency between the requirements in IFRS 10 and in IAS 28 in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The amendments require a full recognition of a gain or loss resulting from a downstream transaction when the sale or contribution of assets between an investor and its associate or joint venture constitutes a business. For a transaction involving assets that do not constitute a business, a gain or loss resulting from the transaction is recognized in the investor’s profit or loss only to the extent of the unrelated investor’s interest in that associate or joint venture. The mandatory effective date for these amendments is not yet determined but early adoption is permitted. The Group is currently assessing the impact that the amendments will have on current practice.

(vi)	Amendments to IAS 8 Definition of Accounting Estimates

In February 2021, the IASB issued amendments to IAS 8, in which it introduces a definition of ‘accounting estimates’. The amendments clarify the distinction between changes in accounting estimates and changes in accounting policies and the correction of errors. Also, they clarify how entities use measurement techniques and inputs to develop accounting estimates.

The amendments are effective for annual reporting periods beginning on or after 1 January 2023 and apply to changes in accounting policies and changes in accounting estimates that occur on or after the start of that period. Earlier application is permitted as long as this fact is disclosed.

The Group is currently assessing the impact that the amendments will have on current practice.

(vii)	Amendments to IAS 1 and IFRS Practice Statement 2 Disclosure of Accounting Policies

In February 2021, the IASB issued amendments to IAS 1 and IFRS Practice Statement 2 Making Materiality Judgements, in which it provides guidance and examples to help entities apply materiality judgements to accounting policy disclosures. The amendments aim to help entities provide accounting policy disclosures that are more useful by replacing the requirement for entities to disclose their ‘significant’ accounting policies with a requirement to disclose their ‘material’ accounting policies and adding guidance on how entities apply the concept of materiality in making decisions about accounting policy disclosures.

The amendments to IAS 1 are applicable for annual periods beginning on or after 1 January 2023 with earlier application permitted. Since the amendments to the Practice Statement 2 provide non-mandatory guidance on the application of the definition of material to accounting policy information, an effective date for these amendments is not necessary.

The Group is currently assessing the impact that the amendments will have on current practice.

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2021, 2020 and 2019

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

2         Principal accounting policies (continued)

(af)	Issued but not yet effective International Financial Reporting Standards (continued)
(viii)	Amendments to IAS 12 Deferred Tax related to Assets and Liabilities arising from a Single Transaction

Amendments to IAS 12 narrow the scope of the initial recognition exception so that it no longer applies to transactions that give rise to equal taxable and deductible temporary differences, such as leases and decommissioning obligations. Therefore, entities are required to recognize a deferred tax asset and a deferred tax liability for temporary differences arising from these transactions. The amendments are effective for annual reporting periods beginning on or after 1 January 2023 and shall be applied to transactions related to leases and decommissioning obligations at the beginning of the earliest comparative period presented, with any cumulative effect recognized as an adjustment to the opening balance of retained profits or other component of equity as appropriate at that date. In addition, the amendments shall be applied prospectively to transactions other than leases and decommissioning obligations. Earlier application is permitted. The Group is currently assessing the impact that the amendments will have on current practice.

(ix)	Annual Improvements to IFRSs 2018-2020 Amendments to IFRS 1, IFRS 9 and Illustrative Examples accompanying IFRS 16, and IAS 41

Annual Improvements to IFRSs 2018-2020 sets out amendments to IFRS 1, IFRS 9, Illustrative Examples accompanying IFRS 16, and IAS 41. Details of the amendments that are expected to be applicable to the Group are as follows:

IFRS 9 Financial Instruments: clarifies the fees that an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. These fees include only those paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf. An entity applies the amendment to financial liabilities that are modified or exchanged on or after the beginning of the annual reporting period in which the entity first applies the amendment. The amendment is effective for annual periods beginning on or after 1 January 2022. Earlier application is permitted. The Group is currently assessing the impact that the amendments will have on current practice.

IFRS 16 Leases removes the illustration of payments from the lessor relating to leasehold improvements in Illustrative Example 13 accompanying IFRS 16. This removes potential confusion regarding the treatment of lease incentives when applying IFRS 16. The Group is currently assessing the impact that the amendments will have on current practice.

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2021, 2020 and 2019

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

3	Financial and capital risks management
(a)	Financial risk management

Risk management, including the management of financial risks, is carried out under the instructions of the Strategic Committee of the Board of Directors and the Risk Management Team. The Group works out general principles for overall management as well as management policies covering specific areas. In considering the importance of risks, the Group identifies and evaluates risks at head office and individual power plant level, and requires analysis and proper communication of the information collected periodically.

SinoSing Power and its subsidiaries and Huaneng Shandong Ruyi (Pakistan) Energy (Private) Co., Ltd. (“Ruyi Pakistan Energy”) and Shandong Huatai Electric Power Operation & Maintenance (Private) Co., Ltd. (“Huatai Power”), the subsidiaries of Hong Kong Energy, are subject to financial risks that are different from the entities operating within the PRC. They have a series of controls in place to maintain the cost of risks occurring and the cost of managing the risks at an acceptable level. Management continually monitors the risk management process to ensure that an appropriate balance between risk and control is achieved. SinoSing Power and its subsidiaries, Ruyi Pakistan Energy and Huatai Power have their written policies and financial authorization limits in place which are reviewed periodically. These financial authorization limits seek to mitigate and eliminate operational risks by setting approval thresholds required for entering into contractual obligations and investments.

(i)	Market risk
(1)	Foreign exchange risk

Foreign exchange risk of the entities operating within the PRC primarily arises from loans denominated in foreign currencies of the Group. SinoSing Power and its subsidiaries are exposed to foreign exchange risk on bank balances, accounts receivable, other receivables and assets, accounts payable, long-term bonds and other liabilities that are denominated primarily in US$, a currency other than the Singapore dollar (“S$”), their functional currency. Ruyi Pakistan Energy is exposed to foreign exchange risk on bank balances, financial lease receivables, accounts payable and other liabilities and long-term loans that are denominated primarily in US$, a currency other than Pakistan rupee (“PKR”), their functional currency. The Group manages exchange risk through closely monitoring the interest and exchange market.

As at 31 December 2021, if RMB had weakened/strengthened by 5% (2020: 5%) against US$ and 3% (2020: 3%) against EUR (“€”) with all other variables constant, the Group would further recognize an exchange loss/gain amounting to RMB21 million (2020: RMB51 million) and RMB1 million (2020: RMB3 million), respectively. The ranges of such sensitivity disclosed above were based on the observation on the historical trend of related exchange rates during the previous year under analysis.

As at 31 December 2021, if S$ had weakened/strengthened by 10% (2020:10%) against US$ with all other variables constant, SinoSing Power and its subsidiaries would further recognize exchange loss/gain amounting to RMB364 million (2020: RMB418 million). The range of such sensitivity disclosed above was based on the management’s experience and forecast.

SinoSing Power and its subsidiaries also are exposed to foreign exchange risk on fuel purchases that are denominated primarily in US$. They substantially hedge their estimated foreign currency exposure in respect of forecast fuel purchases over the next three months using primarily foreign currency contracts.

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2021, 2020 and 2019

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

3         Financial and capital risks management (continued)

(a)	Financial risk management (continued)
(i)	Market risk (continued)
(1)	Foreign exchange risk (continued)

As at 31 December 2021, if PKR had weakened/strengthened by 5% (2020: 5%) against US$ with all other variables constant, Ruyi Pakistan Energy would further recognize an exchange gain/loss amounting to RMB55 million (2020: RMB78 million). The range of such sensitivity disclosed above was based on the management’s experience and forecast.

Ruyi Pakistan Energy is exposed to foreign exchange risk on payments of long-term loans that are denominated primarily in US$. Ruyi Pakistan Energy entered into an agreement on a tariff adjustment mechanism with Central Power Purchasing Agency (Guarantee) Limited (“CPPA-G”) and the tariff adjustment mechanism was approved by the National Electric Power Regulatory Authority. The mechanism mitigates foreign exchange risk by decreasing or increasing electricity tariff when PKR strengthens or weakens against US$.

(2)	Price risk

The other equity instrument investments of the Group designated as at FVTOCI are exposed to equity security price risk.

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

The interest rate risk of the Group primarily arises from loans. Loans borrowed at variable rates expose the Group to cash flow interest rate risk. The exposures of these risks are disclosed in Notes 23 and 29 to the financial statements. The Group has entered into interest rate swap agreements with banks to hedge against a portion of cash flow interest rate risk.

As at 31 December 2021, if interest rates on RMB-denominated borrowings had been 50 basis points higher/lower with all other variables held constant, interest expense for the year would have been RMB1,002 million (2020: RMB812 million) higher/lower. If interest rates on US$-denominated borrowings had been 50 basis points higher/lower with all other variables held constant, interest expense for the year would have been RMB43 million (2020: RMB48 million) higher/lower. If interest rates on S$-denominated borrowings had been 100 basis points higher/lower with all other variables held constant, interest expense for the year would have been RMB62 million (2020: RMB70 million) higher/lower. The ranges of such sensitivity disclosed above were based on the observation on the historical trend of related interest rates during the previous year under analysis.

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2021, 2020 and 2019

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

Credit risk arises from bank deposits, accounts receivable, contract assets, other receivables and assets and other non-current assets. The maximum exposures of contract assets, other non-current assets, other receivables and assets, accounts receivable and bank deposits are disclosed in Notes 5(c), 15, 17, 18 and 34 to the financial statements, respectively.

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

The majority of the power plants of the Group operating within the PRC sell electricity generated to their sole customers, the power grid companies of their respective provinces or regions where the power plants operate. These power plants communicate with their individual grid companies periodically and believe that adequate provision for loss allowance on accounts receivable has been made in the financial statements.

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

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2021, 2020 and 2019

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

Ruyi Pakistan Energy derives revenue from the sale of electricity to CPPA-G, which is measured on the basis of lifetime ECLs. The loss allowances recognized during the year were RMB0.33 million.

Finance lease receivables are mainly from a domestic related party, business enterprises in Singapore and CPPA-G in Pakistan. As the related party and Singapore local enterprises have a good track of records and no historical losses have been incurred, the Group concluded that these receivables have low credit risk and remote possibility of default. The finance lease receivables from CPPA-G are secured against the sovereign guarantee issued by the Government of Pakistan pursuant to the designated agreement. The ECLs of the finance lease receivables are measured on the basis of lifetime ECLs, and a 0.03% of risk of default against the Government of Pakistan is considered during the assessment. The ECLs relating to the finance lease receivables recognized during the year were RMB0.15 million.

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2021, 2020 and 2019

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

3	Financial and capital risks management (continued)
(a)	Financial risk management (continued)
(ii)	Credit risk (continued)

The Group measures loss allowances for accounts receivable and contract assets at an amount equal to lifetime ECLs, which is calculated using a provision matrix. As at 31 December 2021, for accounts receivable amounting to RMB3,088 million with specific credit risk, the Group measures their credit risk individually and recognized loss allowances amounting to RMB133 million. For other accounts receivable and notes receivable, the Group measures loss allowances based on the past due status and further distinguish them by the Group’s different customer bases and business types into five categories. The Group’s historical credit loss experience does not indicate significantly different loss patterns for these five categories.

	Gross carrying
As at 31 December 2021	amount	ECL	Loss allowance

Receivables from domestic sales of power	37,859,874	0.00%	—
Receivables from domestic sales of heat	1,617,222	0.00%	—
Receivables from overseas sales of power	1,263,094	0.58%	7,334
Receivables from domestic sales of others	189,162	0.00%	—
Receivables from overseas sales of others	361	0.00%	—

	40,929,713		7,334

The Group measures loss allowances for other receivables at an amount equal to 12-month ECLs unless there has been a significant increase in credit risk.

	Gross carrying
Other receivables	amount	Loss allowance

Current (not past due)	3,707,047	179,954
Within 1 year past due	—	—
1 - 3 years past due	—	—
More than 3 years past due	41,274	40,872
	3,748,321	220,826

Expected loss rates are based on actual loss experience over the past 5 years. These rates are adjusted to reflect differences between economic conditions during the period over which the historic data has been collected, the current conditions, and the Group’s view of economic conditions over the expected lives of the receivables.

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2021, 2020 and 2019

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

3	Financial and capital risks management (continued)
(a)	Financial risk management (continued)
(iii)	Liquidity risk

Liquidity risk management is to primarily ensure the ability of the Group to meet its liabilities as and when they are fall due. The liquidity reserve comprises the undrawn borrowing facility and cash and cash equivalents available as at each month end in meeting the Group’s liabilities.

The Group maintains flexibility in funding by cash generated by their operating activities and availability of committed credit facilities.

Financial liabilities due within 12 months are presented as current liabilities in the statement of financial position. The cash flows of derivative financial liabilities and repayment schedules of the long-term loans, long-term bonds, other non-current liabilities and lease liabilities are disclosed in Notes 13, 23, 24, 25 and 40, respectively.

(b)	Fair value estimation
(i)	Fair value measurements

The following table presents the assets and liabilities that are measured at fair value at 31 December 2021 on a recurring basis.

	Level 1	Level 2	Level 3	Total
Recurring fair value measurements
Assets
Accounts receivable at fair value through other comprehensive income (Note 18)	—	277,781	—	277,781
Derivatives used for hedging (Note 13)	—	722,211	—	722,211
Other equity instrument investments (Note 10)	6,865	—	722,205	729,070
Total assets	6,865	999,992	722,205	1,729,062
Liabilities
Derivatives used for hedging (Note 13)	—	140,357	—	140,357
Total liabilities	—	140,357	—	140,357

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2021, 2020 and 2019

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

The fair value of financial instruments traded in active markets is based on quoted market prices at the end of the reporting period. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by the Group is the current bid price. These instruments are included in level 1. As at 31 December 2021, instruments included in level 1 were equity instruments in listed securities designated as financial assets measured at fair value through other comprehensive income.

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. These valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

Specific valuation techniques used to value financial instruments include:

●	The forward exchange contracts and fuel oil swaps are both valued using quoted market prices or dealer quotes for similar instruments.
●	The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows based on observable yield curves.
●	The fair values of accounts receivable at fair value through other comprehensive income were measured using the discounted cash flow model. The model incorporates various market observable inputs including the annualized yields of similar securitization products and interest rate curves. The carrying amounts of accounts receivable are the same as their fair values.

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2021, 2020 and 2019

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

3	Financial and capital risks management (continued)
(b)	Fair value estimation (continued)
(i)	Fair value measurements (continued)
●	The material other equity instrument investments in unlisted securities are valued using a market-base valuation technique based on assumptions that are not supported by observable market prices or rates. The Group determines comparable public companies based on industry, size, leverage and strategy and calculates an appropriate price multiple, such as price to book (“P/B”) multiple for each comparable company identified.

Below is a summary of significant unobservable inputs to the valuation of financial instruments together with a quantitative sensitivity analysis as at 31 December 2021:

Significant
	Valuation technique	Unobservable input	Range	Sensitivity of fair value to the input

Unlisted equity investments	Valuation multiples	Average P/B	2021: 1.05 to 1.15	10% increase/decrease in multiple would result in increase/decrease in fair value by RMB52.68 million.
		Discount for lack of marketability	2021: 22.17% to 24.39%	10% increase/decrease in multiple would result in decrease/increase in fair value by RMB15.01 million.

The discount for lack of marketability represents the amounts of premiums and discounts determined by the Group that market participants would take into account when pricing the investments.

During the years ended 31 December 2021 and 2020, there were no transfers of financial instruments between level 1 and level 2, or transfers into or out of level 3.

The movements during the year in the balance of the level 3 fair value measurements are as follows:

	As at 31 December
	2021	2020
Contingent consideration
Beginning of the year	—	457,727
Movements:
Profit compensation received from Huaneng Group	—	(457,727)
End of the year	—	—
Total gains for the year included in profit or loss for assets held at the end of the reporting period	—	—

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2021, 2020 and 2019

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

3	Financial and capital risks management (continued)
(b)	Fair value estimation (continued)
(i)	Fair value measurements (continued)

	As at 31 December
	2021	2020
Other equity instrument investments
Beginning of the year	658,284	770,828
Addition	111,313	61,713
Disposal	(382)	—
Fair value changes	(47,010)	(174,257)
End of the year	722,205	658,284
Changes in fair value recognized in other comprehensive income for the year	(35,258)	(130,692)

(ii)	Fair value disclosures

The carrying value less provision for loss allowances on accounts receivable, other receivables and assets, accounts payable and other liabilities, short-term bonds and short-term loans approximated to their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

The estimated fair values of long-term loans and long-term bonds (both including current maturities) were approximately RMB153.82 billion and RMB36.79 billion as at 31 December 2021 (2020: RMB131.72 billion and RMB33.12 billion), respectively. The aggregate book values of these liabilities were approximately RMB154.07 billion and RMB36.57 billion as at 31 December 2021 (2020: RMB131.89 billion and RMB33.06 billion), respectively.

(c)	Capital risk management

The objectives of the Group for managing capital are to safeguard the ability of the Group in continuing as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

The Group monitors capital by using debt ratio analysis. This ratio is calculated as total liabilities (sum of current liabilities and non-current liabilities) divided by total assets as shown in the consolidated statement of financial position. During 2021, the strategy of the Group’s capital management remained unchanged from 2020. The debt ratio of the Group as at 31 December 2021 was 73.33% (2020: 66.30%).

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2021, 2020 and 2019

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

4	Critical accounting estimates and judgements

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including xpectations of future events that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerninjg the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

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

(b)	Accounting estimates on impairment of property, plant and equipment

In accordance with the accounting policies stated in Note 2(l), the Group reviews at each reporting date to determine whether there is any indication of impairment on property, plant and equipment. If any such indication exists, then the recoverable amount of property, plant and equipment is estimated. The impairment assessment is by determining the recoverable amounts of the CGUs that the PPE are allocated to. The impairment assessment of property, plant and equipment was complex due to the significant estimates and judgements involved in the projections of future cash flows, including the future sales volumes, fuel prices, and discount rates applied to these forecasted future cash flows. These estimates and judgements may be significantly affected by changes in future market or economic conditions.

(c)	Deferred tax assets

The Group recognizes the deferred tax assets to the extent that it is probable that future taxable profit and taxable temporary differences will be available against which the deductible temporary differences and tax losses carried forward can be utilized, using tax rates that are expected to be applied in the period when the asset is recovered. Recognition of deferred tax assets was complex because it requires significant estimation and judgement, and it involves significant assumptions, including future taxable profits, future tax rates, the reversal of deductible and taxable temporary differences, and the possible utilization of tax losses carried forward that could be significantly affected by changes in the tax law framework and future market or economic conditions.

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2021, 2020 and 2019

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

	PRC power	Overseas	All other	Inter-segment
For the year ended 31 December 2021	segment	segment	segments	revenue	Total
		Note i
-Sales of power and heat	178,213,816	15,437,421	—	—	193,651,237
-Sales of coal and raw materials	2,286,929	657,654	543,648	(446,930)	3,041,301
-Port service	—	—	615,183	(373,198)	241,985
-Transportation service	—	—	232,442	(172,791)	59,651
-Lease income	148,023	1,325,376	—	—	1,473,399
-Others	1,969,036	4,157,381	35,281	(24,188)	6,137,510

Total	182,617,804	21,577,832	1,426,554	(1,017,107)	204,605,083
Revenue:
-From contracts with customers within the scope of IFRS 15					203,131,684
-From other sources					1,473,399

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2021, 2020 and 2019

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

5	Revenue and segment information (continued)
(a)	Disaggregation of revenue (continued)

	PRC power	Overseas	All other	Inter-segment
For the year ended 31 December 2020	segment	segment	segments	revenue	Total
		Note i
-Sales of power and heat	150,752,779	10,700,000	—	—	161,452,779
-Sales of coal and raw materials	1,857,484	29,780	—	—	1,887,264
-Port service	—	—	510,765	(312,625)	198,140
-Transportation service	—	—	153,679	(102,155)	51,524
-Lease income	86,136	1,544,118	—	—	1,630,254
-Others	1,392,275	2,823,775	26,161	(15,834)	4,226,377

Total	154,088,674	15,097,673	690,605	(430,614)	169,446,338
Revenue:
-From contracts with customers within the scope of IFRS 15					167,816,084
-From other sources					1,630,254

	PRC power	Overseas	All other	Inter-segment
For the year ended 31 December 2019	segment	segment	segments	revenue	Total
		Note i
-Sales of power and heat	152,806,163	12,129,652	—	—	164,935,815
-Sales of coal and raw materials	1,353,538	527,798	—	—	1,881,336
-Port service	—	—	505,485	(330,272)	175,213
-Transportation service	—	—	166,816	(118,297)	48,519
-Lease income	161,525	1,689,878	—	—	1,851,403
-Others	1,320,409	3,788,133	28,185	(19,612)	5,117,115

Total	155,641,635	18,135,461	700,486	(468,181)	174,009,401

Revenue:
-From contracts with
customers within the scope of IFRS 15					172,157,998
-From other sources					1,851,403

Note i: The overseas segment mainly consists of the operations in Singapore and Pakistan.

The revenue from the sale of power and heat and the sale of coal and raw materials is recognized at the point in time upon the transfer of products, whereas the revenue from port service, transportation service, maintenance service, and heating pipeline service is recognized over time during the provision of such services. Lease income is recognized over the lease term.

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2021, 2020 and 2019

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

Segment assets exclude prepaid income tax, deferred income tax assets, other equity instrument investments, investment in Huaneng Finance and assets related to the centrally managed and resource allocation functions of the headquarters that are not attributable to any operating segment (“corporate assets”). Segment liabilities exclude current income tax liabilities, deferred income tax liabilities and liabilities related to the centrally managed and resource allocation functions of the headquarters that are not attributable to any operating segment (“corporate liabilities”). These are part of the reconciliation to total assets and liabilities of the consolidated statement of financial position.

All sales among the operating segments have been eliminated as internal transactions when preparing the consolidated financial statements.

(Under PRC GAAP)

	PRC power	Overseas	All other
	segment	segment	segments	Total
For the year ended 31 December 2021
Total revenue	182,617,804	21,577,832	1,426,554	205,622,190
Intersegment revenue	—	—	(1,017,107)	(1,017,107)
External revenue	182,617,804	21,577,832	409,447	204,605,083
Segment results	(15,703,242)	954,815	590,003	(14,158,424)
Interest income	171,655	114,637	1,999	288,291
Interest expense	(7,941,183)	(707,069)	(137,743)	(8,785,995)
Impairment loss	(90,805)	1,711	—	(89,094)
Credit loss	(50,161)	(53,464)	—	(103,625)
Depreciation and amortization	(20,806,815)	(600,029)	(224,634)	(21,631,478)
Net gain on disposal of non-current assets	528,842	231	11,601	540,674
Share of profits less losses of associates and joint ventures	156,892	—	483,532	640,424
Income tax expense	1,667,483	(42,726)	(21,043)	1,603,714

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2021, 2020 and 2019

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

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2021, 2020 and 2019

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

5	Revenue and segment information (continued)
(b)	Segment information (continued)

(Under PRC GAAP)

	PRC power	Overseas	All other
	segment	segment	segments	Total
31 December2021
Segment assets	430,142,720	40,378,092	10,938,171	481,458,983
Including:
Additions to non-current assets (excluding financial assets and deferred income tax assets)	48,632,163	485,642	674,173	49,791,978
Investments in associates	13,962,007	—	4,995,904	18,957,911
Investments in joint ventures	1,367,492	—	1,151,581	2,519,073
Segment liabilities	(337,445,709)	(23,857,688)	(2,655,232)	(363,958,629)

	PRC power	Overseas	All other
	segment	segment	segments	Total

31 December 2020
Segment assets	382,917,976	39,922,997	9,883,826	432,724,799
Including:
Additions to non-current assets (excluding financial assets and deferred income tax assets)	38,156,544	432,151	186,313	38,775,008
Investments in associates	14,230,345	—	3,855,842	18,086,187
Investments in joint ventures	1,550,986	—	1,193,536	2,744,522
Segment liabilities	(265,407,038)	(23,933,317)	(4,501,554)	(293,841,909)

A reconciliation of external revenue to operating revenue is provided as follows:

	For the year ended 31 December
	2021	2020	2019(Restated*)
External revenue (PRC GAAP)	204,605,083	169,439,187	173,583,125
Reconciling items:
Impact of restatement under PRC GAAP in relation to business combination under common control*	—	(85,477)	(98,324)
Impact of recognition of build-operate-transfer (BOT) related revenue under IFRSs	—	92,628	524,600
Operating revenue per IFRS consolidated statement of comprehensive income	204,605,083	169,446,338	174,009,401

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2021, 2020 and 2019

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

5	Revenue and segment information (continued)
(b)	Segment information (continued)

(Under PRC GAAP)

A reconciliation of segment results to profit before income tax expense is provided as follows:

	For the year ended 31 December
	2021	2020	2019 (Restated*)
Segment results (PRC GAAP)	(14,158,424)	8,756,946	4,617,066
Reconciling items:
Loss related to the headquarters	(309,414)	(132,234)	(155,395)
Share of profits of Huaneng Finance	188,956	188,643	200,810
Dividend income of other equity instrument investments	1,743	775	685
Impact of restatement under PRC GAAP in relation to business combination under common control*	—	(13,995)	149,645
Impact of IFRS adjustments**	(843,505)	(4,026,399)	(1,693,351)
(Loss)/profit before income tax expense per IFRS consolidated statement of comprehensive income	(15,120,644)	4,773,736	3,119,460

Reportable segments’ assets are reconciled to total assets as follows:

	As at 31 December
	2021	2020
Total segment assets (PRC GAAP)	481,458,983	432,724,799
Reconciling items:
Investment in Huaneng Finance	1,426,986	1,394,030
Deferred income tax assets	5,503,847	2,996,690
Prepaid income tax	695,156	133,090
Other equity instrument investments	729,070	664,946
Corporate assets	254,442	292,197
Impact of IFRS adjustments**	10,702,739	11,698,906
Total assets per IFRS consolidated statement of financial position	500,771,223	449,904,658

Reportable segments’ liabilities are reconciled to total liabilities as follows:

	As at 31 December
	2021	2020
Total segment liabilities (PRC GAAP)	(363,958,629)	(293,841,909)
Reconciling items:
Current income tax liabilities	(227,880)	(288,106)
Deferred income tax liabilities	(900,885)	(977,810)
Corporate liabilities	(1,089,086)	(1,622,574)
Impact of IFRS adjustments**	(1,036,730)	(1,558,061)
Total liabilities per IFRS consolidated statement of financial position	(367,213,210)	(298,288,460)

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2021, 2020 and 2019

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

5	Revenue and segment information (continued)
(b)	Segment information (continued)

Other material items:

				Impact of
				restatement under
				PRC GAAP in
				relation to
			Share of	business
			profits of	combination under	Impact of
	Reportable		Huaneng	common	IFRS
	segment total	Headquarters	Finance	control*	adjustments**	Total
For the year ended 31 December 2021
Total revenue	204,605,083	—	—	—	—	204,605,083
Interest expense	(8,785,995)	(12,205)	—	—	—	(8,798,200)
Depreciation and amortization	(21,631,478)	(50,986)	—	—	(657,674)	(22,340,138)
Impairment loss	(89,094)	—	—	—	(2,543)	(91,637)
Credit loss	(103,625)	—	—	—	—	(103,625)
Share of profits less losses of associates and joint ventures	640,424	—	188,956	—	(24,994)	804,386
Net gain on disposal of non-current assets	540,674	—	—	—	(19,796)	520,878
Income tax expense	1,603,714	—	—	—	326,041	1,929,755

For the year ended 31 December 2020
Total revenue	169,439,187	—	—	(85,477)	92,628	169,446,338
Interest expense	(9,192,325)	(37,293)	—	29,006	—	(9,200,612)
Depreciation and amortization	(21,266,170)	(36,434)	—	26,023	(997,912)	(22,274,493)
Impairment loss	(6,113,664)	—	—	—	(2,811,385)	(8,925,049)
Credit loss	(120,016)	—	—	—	(52,695)	(172,711)
Share of profits less losses of associates and joint ventures	1,615,192	—	188,643	—	(29,513)	1,774,322
Net loss on disposal of non-current assets	(612,246)	—	—	—	(14,411)	(626,657)
Income tax expense	(3,110,408)	—	—	176	947,059	(2,163,173)

For the year ended 31 December 2019(Restated*)
Total revenue	173,583,125	—	—	(98,324)	524,600	174,009,401
Interest expense	(10,718,763)	(79,554)	—	35,599	—	(10,762,718)
Depreciation and amortization	(20,932,774)	(14,147)	—	59,679	(1,079,563)	(21,966,805)
Impairment loss	(5,937,079)	—	—	125,259	(373,037)	(6,184,857)
Credit loss	(74,557)	—	—	—	—	(74,557)
Share of profits less losses of associates and joint ventures	986,310	—	200,810	—	(1,498)	1,185,622
Net gain/(loss) on disposal of non-current assets	137,088	—	—	—	(67,639)	69,449
Income tax expense	(2,435,005)	—	—	108	423,642	(2,011,255)
*

The Group completed the acquisitions of equity interests of certain companies in 2020. As the acquisitions were business combinations under common control, the transactions were accounted for using the pooling of interests method under PRC GAAP. The assets and liabilities acquired in business combinations were measured at the carrying amounts of the acquirees in the consolidated financial statements of the ultimate controlling party on the acquisition date. The operating results for all periods presented were retrospectively restated as if the current structure and operations resulting from the acquisitions had been in existence from the date when the acquirees first became under the control of the same ultimate controlling party. Therefore, the relevant comparative figures in the segment information were restated under PRC GAAP as the acquisitions were accounted for using the acquisition method under IFRSs.

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2021, 2020 and 2019

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

5	Revenue and segment information (continued)
(b)	Segment information (continued)
**

IFRS adjustments above primarily represented the reclassification adjustments and adjustments related to business combination and borrowing cost. Other than the reclassification adjustments, the differences will be gradually eliminated following subsequent depreciation and amortization of related assets or the extinguishment of liabilities.

Geographical information (Under IFRSs):

(i)	External revenue generated from the following countries:

	For the year ended 31 December
	2021	2020	2019
PRC	183,027,251	154,348,665	155,873,940
Overseas	21,577,832	15,097,673	18,135,461
Total	204,605,083	169,446,338	174,009,401

The geographical location of customers is based on the location at which the electricity was transferred, goods were delivered, and services were provided.

(ii)	Non-current assets (excluding financial assets and deferred income tax assets) are located in the following countries:

	As at 31 December
	2021	2020
PRC	371,244,403	346,766,179
Overseas	22,087,875	23,275,028
Total	393,332,278	370,041,207

The non-current asset information above is based on the locations of the assets.

The information on sales to major customers of the Group which accounted for 10% or more of external revenue is as follows:

In 2021, the revenue from grid companies under common control of State Grid Corporation of China within the PRC power segment in total accounted for 70% of external revenue (2020: 77%, 2019: 79%). The sales to a subsidiary of State Grid Corporation of China which accounted for 10% or more of external revenue are as follows:

	For the year ended 31 December
	2021		2020		2019
	Amount	Proportion	Amount	Proportion	Amount	Proportion
State Grid Shandong Electric Power Company	30,346,435	15%	27,265,600	16%	29,575,604	17%

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2021, 2020 and 2019

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

The contract liabilities primarily relate to the advance received from customers for heat sales and heating pipeline upfront fees. The contract liabilities of RMB324 million (2020: RMB242 million) at the beginning of the year has been recognized as revenue of heating pipeline service in 2021 (2020). The contract liabilities of RMB2,199 million (2020: RMB2,055 million) at the beginning of the year has been recognized as revenue of heat sales in 2021 (2020).

(i)	The transaction prices allocated to remaining performance obligations (unsatisfied or partially unsatisfied) are as follows:

	As at 31 December
	2021	2020
Within 1 year	208,668	268,001
Over 1 year	2,685,875	2,355,763
Total (Note 25)	2,894,543	2,623,764

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

The Group has elected the practical expedient of not disclosing the remaining obligation excluding heating pipeline upfront fees. As allowed by IFRS 15, no information is provided about the performance obligations at 31 December 2021 that have an original expected duration of one year or less.

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2021, 2020 and 2019

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

6	(Loss)/profit before income tax expense

(Loss)/profit before income tax expense was determined after charging/(crediting) the following:

	For the year ended 31 December
	2021	2020	2019
Total interest expense on borrowing	10,096,884	10,128,467	11,342,526
Less: amounts capitalized in property, plant and equipment	1,298,684	927,855	579,808
Interest expenses charged to consolidated statement of comprehensive income	8,798,200	9,200,612	10,762,718
Including: Interest expenses on lease liabilities	169,696	202,264	171,573
Depreciation of property, plant and equipment	21,490,876	21,337,932	21,122,065
Depreciation of investment properties	30,162	22,866	8,011
Depreciation of right-of-use assets	749,383	785,518	734,827
Included in other investment (income)/loss
-Dividends on other equity instrument investments	(1,743)	(775)	(685)
-Gains on disposal of subsidiaries	—	—	(256,009)
-Investment loss/(income) of derivative financial instruments	—	74,870	(28,684)
-Other	(5,772)	(5,588)	48,798
Included in loss/(gain) on fair value changes of financial assets/liabilities
-Contingent consideration of the business combination	—	—	(17,175)
-Loss/(gain) on fair value changes of trading derivatives	—	1,566	(19,492)

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2021, 2020 and 2019

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

6(Loss)/profit before income tax expense (continued)

	For the year ended 31 December
	2021	2020	2019

Included in other operating expenses:
- Operating expense of Ruyi Pakistan Energy	3,943,171	2,581,665	3,057,427
- Service concession construction cost	148,578	103,177	518,291
- Other materials expense	1,611,493	1,626,385	1,748,498
- Electricity charges	1,109,709	973,372	898,719
- Cost of sales of raw materials	1,125,710	295,330	606,103
- Water charges	617,595	549,260	652,077
- Insurance expense	413,985	386,435	362,147
- Cleaning, greening and fire protection expense	440,704	430,476	398,478
- Purchase of power generation quota	231,233	392,902	423,057
- Transportation allowance	190,532	179,955	178,217
- Pollutant charge	98,037	137,579	84,468
- Water conservancy fund and disabled security fund	92,199	471,129	202,479
- Test and inspection expense	341,511	359,997	323,434
- Service charge	335,874	333,916	171,676
- Heating pipeline related cost	159,990	134,915	144,300
- Auditors’ remuneration audit services	32,996	39,117	42,019
- Other consulting expense	114,361	97,559	111,468
- Office expense	276,561	223,913	198,033
- Minimum lease payments under operating leases, lease payments not included in the measurement of lease liabilities	114,909	106,031	234,139
- Amortization of other non-current assets	69,717	128,177	101,902
- Property management expense	99,561	95,037	76,507
- Information technology maintenance expense	245,027	229,214	122,425
- Travel expense	128,458	99,106	156,683
- Business entertainment expense	39,678	28,553	32,825
- Research and development expenditure	1,324,735	667,592	65,022
- Net loss on disposal of materials and supplies	13,575	167,449	6,384
- Net (gain)/loss on disposal of non-current assets	(520,878)	626,657	(69,449)
- Recognition of loss allowance for receivables*	103,625	172,711	74,557
- (Reversal)/recognition of provision for inventory obsolescence (Note 16)	(242)	43,076	22,453
- Impairment loss of property, plant and equipment (Note 7)	28,879	7,847,378	5,719,990
- Impairment loss of goodwill (Note 14)	—	685,036	—
- Impairment loss on other non-current assets*	63,000	349,559	464,867
- Gain of Three Supplies and Property Management	(36,835)	(126,425)	(200,683)
- Government grants**	(2,013,149)	(739,740)	(818,101)
- Penalties	45,349	22,279	23,614
- Donations	37,707	55,663	47,393
- Others	675,423	525,637	698,006

Total	11,702,778	20,300,072	16,879,425
*	The loss allowance for receivables included in other non-current assets was recorded in the item of “Recognition of loss allowance for receivables”.
**

For the year ended 31 December 2021, among the government grants, there were standby compensation of Huaneng Power International, Inc. Jining Power Plant, heating subsidies, VAT refund and coal guarantee fund amounting to RMB707 million, RMB208 million, RMB212 million and RMB197 million, respectively. There are no unfulfilled conditions or contingencies relating to these grants.

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2021, 2020 and 2019

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

7	Property, plant and equipment

				Electric utility	Transport-
	Dams	Port facilities	Buildings	plant in service	ation facilities	Others	CIP	Total
As at 1 January 2020
Cost	2,305,554	3,975,987	12,916,746	488,256,686	1,410,233	8,429,661	38,949,263	556,244,130
Accumulated depreciation	(343,836)	(525,192)	(4,614,648)	(241,169,240)	(556,149)	(5,191,819)	—	(252,400,884)
Accumulated impairment losses	(402,212)	(439,190)	(236,123)	(14,796,384)	(993)	(81,445)	(2,263,992)	(18,220,339)
Net book value	1,559,506	3,011,605	8,065,975	232,291,062	853,091	3,156,397	36,685,271	285,622,907
Year ended 31 December 2020
Beginning of the year	1,559,506	3,011,605	8,065,975	232,291,062	853,091	3,156,397	36,685,271	285,622,907
Acquisition	—	—	11,222	975,303	—	4,081	1,878	992,484
Additions	—	—	12,839	622,380	—	163,389	42,976,346	43,774,954
Transfer from CIP	4,773	24,938	447,047	27,265,667	7,305	259,431	(28,009,161)	—
Other additions	—	—	23,652	189,847	—	9,185	—	222,684
Reclassification to investment property	—	—	(1,348)	—	—	—	—	(1,348)
Disposals/write-off	—	—	(10,259)	(594,632)	(24)	(9,613)	—	(614,528)
Depreciation charge	(43,218)	(126,252)	(537,815)	(20,139,034)	(59,926)	(468,716)	—	(21,374,961)
Impairment charge	(92,026)	—	(109,205)	(7,552,442)	—	(24,875)	(68,830)	(7,847,378)
Reclassification	(73,290)	—	124,978	38,186	(75,100)	(14,774)	—	—
Other decrease	—	—	—	(262,788)	—	—	—	(262,788)
Currency translation differences	—	—	—	(332,568)	—	(3,476)	(4,840)	(340,884)
End of the year	1,355,745	2,910,291	8,027,086	232,500,981	725,346	3,071,029	51,580,664	300,171,142
As at 1 January 2021
Cost	2,218,159	4,000,925	13,496,843	511,570,031	1,334,131	8,504,371	53,909,608	595,034,068
Accumulated depreciation	(402,811)	(651,444)	(5,127,671)	(256,998,944)	(608,003)	(5,331,854)	—	(269,120,727)
Accumulated impairment losses	(459,603)	(439,190)	(342,086)	(22,070,106)	(782)	(101,488)	(2,328,944)	(25,742,199)
Net book value	1,355,745	2,910,291	8,027,086	232,500,981	725,346	3,071,029	51,580,664	300,171,142
Year ended 31 December 2021
Beginning of the year	1,355,745	2,910,291	8,027,086	232,500,981	725,346	3,071,029	51,580,664	300,171,142
Acquisition	—	—	14,518	328,410	—	20,590	—	363,518
Additions	—	—	40,337	813,507	100	111,166	41,441,055	42,406,165
Transfer from CIP	4,390	3,567	635,095	41,837,300	645	427,103	(42,908,100)	—
Other additions	—	—	21,305	69,074	4,079	4,890	—	99,348
Reclassification to investment property	—	—	(45,026)	—	—	—	—	(45,026)
Disposals/write-off	—	(29,505)	(4,619)	(101,843)	—	(3,888)	—	(139,855)
Depreciation charge	(37,251)	(127,260)	(581,157)	(20,225,793)	(67,660)	(481,280)	—	(21,520,401)
Impairment charge	—	—	—	(27,949)	—	(930)	—	(28,879)
Reclassification	1	—	1,392,362	(1,622,016)	8,250	221,403	—	—
Other decrease	—	—	(229)	(432,323)	—	(1,037)	—	(433,589)
Currency translation differences	—	—	—	(266,085)	—	(8,843)	(7,870)	(282,798)
End of the year	1,322,885	2,757,093	9,499,672	252,873,263	670,760	3,360,203	50,105,749	320,589,625
As at 31 December 2021
Cost	2,222,549	3,973,839	15,716,208	549,459,275	1,352,671	9,152,056	50,105,749	631,982,347
Accumulated depreciation	(440,062)	(777,556)	(5,884,746)	(274,980,787)	(681,129)	(5,688,837)	—	(288,453,117)
Accumulated impairment losses	(459,602)	(439,190)	(331,790)	(21,605,225)	(782)	(103,016)	—	(22,939,605)
Net book value	1,322,885	2,757,093	9,499,672	252,873,263	670,760	3,360,203	50,105,749	320,589,625

Interest capitalization

Interest expense of approximately RMB1,299 million (2020: RMB928 million) arising on borrowings for the construction of property, plant and equipment was capitalized during the year and was included in ‘Additions’ in property, plant and equipment. The weighted average capitalization rate was approximately 3.85% (2020: 4.12%) per annum.

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2021, 2020 and 2019

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

7	Property, plant and equipment (continued)

Security

As at 31 December 2021 and 2020, certain property, plant and equipment were pledged to banks as collateral for short-term (Note 29) and long-term loans (Note 23).

Buildings without ownership certificates

At 31 December 2021, the Group was in the process of applying for the ownership certificates for certain buildings (buildings for power generation were included in electric utility plant in service) with an aggregate net book value of RMB5,145 million (2020: RMB6,209 million). Management is of the opinion that the Group is entitled to lawfully and validly occupy and use of the abovementioned buildings. There have been no litigations, claims or assessments against the Group for compensation with respect to the use of these buildings as at the date of approval of these financial statements.

Impairment

For the year ended 31 December 2021, the Group recognized impairment loss on property, plant and equipment amounting to RMB29 million (for the year ended 31 December 2020: RMB7,847 million).

8	Investments in associates and joint ventures

	2021	2020
Beginning of the year	22,375,377	20,783,259
Capital injections in associates and joint ventures	852,323	596,877
Share of net profit less loss	804,386	1,774,322
Share of other comprehensive loss	(44,304)	(182,849)
Share of other capital reserve of equity-method investees	1,086	7,607
Dividends	(950,964)	(603,839)

End of the year	23,037,904	22,375,377

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2021, 2020 and 2019

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

8	Investments in associates and joint ventures (continued)

As at 31 December 2021, investments in associates and joint ventures of the Group are unlisted except for Shenzhen Energy Corporation Limited (“SECL”), which is listed on the Shenzhen Stock Exchange. The following list contains only the particulars of material associates and joint ventures:

	Country of		Business nature and scope of	Percentage of equity interest held
Name	incorporation	Registered capital	operation	Direct	Indirect[1]
Associates:
Huaneng Sichuan Energy Development Co., Ltd.(“Sichuan Energy Development”)	PRC	RMB1,469,800,000	Development, investment, construction, operation and management of hydropower	49%	—

SECL*	PRC	RMB4,757,389,916	Energy and investment in related industries	25.02%	—

Hebei Hanfeng Power Generation Limited Liability Company (“Hanfeng Power”)	PRC	RMB1,975,000,000	Power generation	40%	—

Huaneng Finance	PRC	RMB5,000,000,000	Provision of financial service, including fund deposit and lending services, finance lease arrangements, notes discounting and entrusted loans and investment arrangements within Huaneng Group	20%	—

China Huaneng Group Fuel Co., Ltd. (“Huaneng Group Fuel Company”) **	PRC	RMB3,000,000,000	Wholesale of coal, import and export of coal	50%	—

Hainan Nuclear Power Limited Liability Company (“Hainan Nuclear”)	PRC	RMB5,141,810,000	Construction and operation of nuclear power plants; production and sales of electricity and related products	30%	—

Joint ventures:

Shanghai Time Shipping Co., Ltd. (“Shanghai Time Shipping”)	PRC	RMB1,200,000,000	International and domestic sea transportation	50%	—

Jiangsu Nantong Power Generation Co., Ltd. (“Jiangsu Nantong Power”)[1]	PRC	RMB1,596,000,000	Operation and management of power generation plants and transportation related projects	—	35%
[1]	The indirect percentage of equity interest held represents the effective ownership interest of the Group.
*	As at 31 December 2021, the fair value of the Group’s shares in SECL was RMB9,640 million (2020: RMB7,248 million).
**	In accordance with the articles of association of the investee, the Group could only exercise significant influence on the investee and therefore accounted for the investment under the equity method.

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2021, 2020 and 2019

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

Summarized financial information of the material associates, adjusted for any differences in accounting policies and acquisition adjustments, and reconciliation to the carrying amounts in the consolidated financial statements, are disclosed below:

									Huaneng Group
	Sichuan Energy Development		SECL		Huaneng Finance		Hanfeng Power		Fuel Company		Hainan Nuclear
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
Gross amounts of the associates’
Current assets	1,011,553	825,632	27,003,410	21,111,690	33,699,466	27,426,242	946,505	964,515	17,257,003	5,263,174	1,895,782	1,894,806
Non-current assets	15,969,523	14,836,413	104,596,390	92,332,480	18,287,225	20,003,370	1,169,435	1,279,233	3,502,773	3,641,641	18,912,695	19,826,469
Current liabilities	(4,346,583)	(3,731,524)	(27,078,010)	(22,565,250)	(44,746,000)	(40,458,908)	(520,045)	(328,093)	(13,851,633)	(3,066,531)	(4,183,200)	(4,025,596)
Non-current liabilities	(7,720,769)	(7,171,879)	(54,855,980)	(48,951,200)	(105,762)	(553)	(15,718)	(36,218)	(2,934,343)	(1,780,436)	(11,948,437)	(13,041,682)
Equity	4,913,724	4,758,642	49,665,810	41,927,720	7,134,929	6,970,151	1,580,177	1,879,437	3,973,800	4,057,848	4,676,840	4,653,997
-Equity attributable to shareholders	3,685,293	3,568,982	27,264,740	27,346,169	7,134,929	6,970,151	1,580,177	1,879,437	3,582,981	3,688,698	4,676,840	4,653,997
-Non-controlling interests	1,228,431	1,189,660	22,401,070	14,581,551	—	—	—	—	390,819	369,150	—	—
Revenue	2,489,554	2,396,218	29,975,740	20,597,600	1,606,826	1,600,537	1,779,286	1,873,548	68,257,609	29,928,618	3,442,936	3,367,222
Gross profit/(loss)	1,246,712	701,606	6,091,800	5,952,100	955,394	1,014,653	(236,323)	22,637	496,741	284,754	789,660	1,131,729
Net profit/(loss)	662,406	555,009	2,367,920	4,248,550	944,778	943,215	(276,684)	6,426	28,167	222,488	8,634	77,037
Profit/(loss) from continuing operations attributable to shareholders	410,948	348,660	2,281,820	3,929,390	944,778	943,215	(276,684)	6,426	(2,836)	207,297	8,634	77,037
Other comprehensive loss attributable to shareholders	—	—	(150,771)	(578,559)	—	(153,979)	—	—	(2,881)	(8,695)	—	—
Total comprehensive income/(loss) attributable to shareholders	410,948	348,660	2,131,049	3,350,831	944,778	789,236	(276,684)	6,426	(5,717)	198,602	8,634	77,037
Dividend received from the associates	144,520	98,449	309,423	49,587	156,000	180,000	—	—	50,000	50,000	—	—
Reconciled to the interests in the associates
Gross amounts of net assets attributable to shareholders of the associates	3,685,293	3,568,982	27,264,740	27,346,169	7,134,929	6,970,151	1,580,177	1,879,437	3,582,981	3,688,698	4,676,840	4,653,997
The Group’s effective interest	49%	49%	25.02%	25.02%	20%	20%	40%	40%	50%	50%	30%	30%
The Group’s share of net assets attributable to shareholders of the associates	1,805,794	1,748,801	6,821,638	6,842,011	1,426,986	1,394,030	632,071	751,775	1,791,491	1,844,349	1,403,052	1,396,199
Impact of adjustments	207,586	207,586	1,161,810	1,161,810	—	—	293,082	293,082	16,521	16,521	14,076	14,076
Carrying amount in the consolidated financial statements	2,013,380	1,956,387	7,983,448	8,003,821	1,426,986	1,394,030	925,153	1,044,857	1,808,012	1,860,870	1,417,128	1,410,275

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2021, 2020 and 2019

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

Summarized financial information of material joint ventures adjusted for any differences in accounting policies and acquisition adjustment, and reconciliation to the carrying amount in the consolidated financial statements, are disclosed below:

	Shanghai Time Shipping		Jiangsu Nantong Power
	2021	2020	2021	2020

Gross amounts of joint ventures’
Current assets	482,732	318,387	1,296,242	742,195
Non-current assets	3,666,424	3,910,739	4,585,414	4,740,502
Current liabilities	(2,204,087)	(2,375,821)	(2,746,397)	(2,046,053)
Non-current liabilities	(197,496)	—	(1,396,877)	(1,318,905)
Equity	1,747,573	1,853,305	1,738,382	2,117,739

Revenue	2,028,494	1,143,885	3,996,964	3,118,059
Gross profit/(loss)	567,470	169,040	(368,485)	541,305
Net profit/(loss)	300,268	11,325	(357,719)	240,436
Total comprehensive income/(loss)	300,268	11,325	(357,719)	240,436

Dividend received in cash from the joint ventures	50,000	—	10,820	126,215

Reconciled to the interests in the joint ventures:
Gross amounts of net assets	1,747,573	1,853,305	1,738,382	2,117,739
The Group’s effective interest rates	50%	50%	50%	50%
The Group’s share of net assets	873,787	926,653	869,191	1,058,870
Impact of adjustments	18,324	18,324	—	—
Carrying amount in the consolidated financial statements	892,111	944,977	869,191	1,058,870

Aggregate information of associates and joint ventures that are not individually material:

	2021	2020
Aggregate carrying amount of individually immaterial associates and joint ventures in the consolidated financial statements	5,702,495	4,701,290
Aggregate amounts of the Company and its subsidiaries’ share of those associates and joint ventures
Profit from continuing operations	236,306	190,029
Total comprehensive income	235,475	190,029

As at 31 December 2021, the Group’s share of losses of associates exceeded its interests in the associates and the unrecognized further losses amounted to RMB563 million (2020: RMB552 million).

As at 31 December 2021, there were no proportionate interests in the associates’ and joint ventures’ capital commitments (31 December 2020: Nil). There were no material contingent liabilities relating to the Group’s interests in the associates and joint ventures, and the associates and joint ventures themselves.

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2021, 2020 and 2019

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

9	Investments in subsidiaries

As at 31 December 2021, the investments in subsidiaries of the Group, all of which are unlisted, are as follows:

(i)	Subsidiaries acquired through establishment or investment

				Business nature	Percentage of equity
	Country of	Type of	Registered	and scope	interest held
Name of subsidiary	incorporation	interest held	capital	of operations	Interest	Voting

Huaneng International Power Fuel Limited Liability Company	PRC	Held directly	RMB 200,000,000	Wholesale of coal	100%	100%

Huaneng Nantong Power Generation Limited Liability Company	PRC	Held indirectly	RMB 798,000,000	Power generation	70%	70%

Huaneng Yingkou Co-generation Limited Liability Company	PRC	Held directly	RMB 875,675,300	Production and sale of electricity and heat, and sale of coal ash and lime	100%	100%

Huaneng Hunan Xiangqi Hydropower Co., Ltd.	PRC	Held directly	RMB 328,000,000	Construction, operation and management of hydropower plants and related projects	100%	100%

Huaneng Zuoquan Coal-fired Power Generation Limited Liability Company	PRC	Held directly	RMB 960,996,200	Construction, operation and management of electricity projects; development and utilization of clean energy resources	80%	80%

Huaneng Kangbao Wind Power Utilization Limited Liability Company	PRC	Held directly	RMB 543,200,000	Construction, operation and management of wind power plants and related projects; solar power generation	100%	100%

Huaneng Jiuquan Wind Power Generation Co., Ltd.	PRC	Held directly	RMB 2,761,480,000	Construction, operation and management of wind power generation and related projects	100%	100%

Huaneng Rudong Wind Power Generation Co., Ltd.	PRC	Held indirectly	RMB 90,380,000	Operation and management of wind power generation projects	90%	90%

Huaneng Guangdong Haimen Port Limited Liability Company	PRC	Held indirectly	RMB 331,400,000	Loading, warehousing and conveying services, providing facility services and water transportation services	100%	100%

Huaneng Taicang Port Limited Liability Company	PRC	Held indirectly	RMB 600,000,000	Port provision, cargo loading and storage	85%	85%

Huaneng Taicang Power Generation Co., Ltd.	PRC	Held indirectly	RMB 883,899,310	Power generation	75%	75%

Huaneng Huaiyin II Power Generation Limited Company	PRC	Held indirectly	RMB 930,870,000	Power generation	63.64%	63.64%

Huaneng Xindian Power Generation Co., Ltd.	PRC	Held directly	RMB 991,915,789	Power generation	95%	95%

Huaneng Shanghai Combined Cycle Power Limited Liability Company	PRC	Held directly	RMB 699,700,000	Power generation	70%	70%

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2021, 2020 and 2019

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

9	Investments in subsidiaries (continued)
(i)	Subsidiaries acquired through establishment or investment (continued)

				Business nature	Percentage of equity
	Country of	Type of	Registered	and scope	interest held
Name of subsidiary	incorporation	interest held	capital	of operations	Interest	Voting

Huaneng Yumen Wind Power Generation Co., Ltd.	PRC	Held directly	RMB 785,960,000	Construction, operation and management of wind power generation and related projects	100%	100%

Huaneng Qingdao Co-generation Limited Company	PRC	Held directly	RMB 498,729,045	Construction, operation and management of co-generation power plants and related projects	100%	100%

Huaneng Tongxiang Combined Cycle Co-generation Co., Ltd.	PRC	Held directly	RMB 300,000,000	Production and sale of electricity and heat; investment in combined cycle co-generation industries	95%	95%

Huaneng Shantou Haimen Power Generation Limited Liability Company	PRC	Held indirectly	RMB 1,508,000,000	Construction, operation and management of power plants and related projects	80%	80%

Huaneng Chongqing Liangjiang Power Generation Limited Liability Company	PRC	Held directly	RMB 871,920,000	Construction, operation and management of natural gas power plants and related projects	75%	75%

Huaneng Yunnan Fuyuan Wind Power Generation Co., Ltd.	PRC	Held indirectly	RMB 326,290,000	Wind power project investment, management and sales	100%	100%

Huaneng Guizhou Panzhou State City Wind Power Co., Ltd.	PRC	Held directly	RMB 188,180,000	Construction and management of wind power plants and related projects	100%	100%

Huaneng Jiangxi Clean Energy Limited Liability Company	PRC	Held directly	RMB 1,384,502,000	Power generation and supply development, management and construction of clean energy resource	100%	100%

Huaneng Hunan Subaoding Wind Power Generation Co., Ltd.	PRC	Held directly	RMB 266,000,000	Construction, operation and management of wind power plants and related projects	100%	100%

Huaneng Suixian Jieshan Wind Power Generation Co., Ltd.	PRC	Held directly	RMB 183,500,000	Construction, operation and management of wind power plants and related projects	100%	100%

Huaneng Taiyuan Dongshan Combined Cycle Co-generation Co., Ltd.	PRC	Held directly	RMB 731,710,000	Construction and operation of thermal heating networks, development and utilization of clean energy resources	82%	82%

Huaneng Xuzhou Tongshan Wind Power Generation Co., Ltd.	PRC	Held indirectly	RMB 287,951,400	Wind power generation, electricity engineering design services, maintenance of power supply and control facilities, solar energy power generation	70%	70%

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2021, 2020 and 2019

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

9	Investments in subsidiaries (continued)
(i)	Subsidiaries acquired through establishment or investment (continued)

				Business nature	Percentage of equity
	Country of	Type of	Registered	and scope	interest held
Name of subsidiary	incorporation	interest held	capital	of operations	Interest	Voting

Huaneng Nanjing Co-generation Co., Ltd.	PRC	Held indirectly	RMB 320,400,000	Construction and operation of power plants, and thermal heating services	70%	70%

Huaneng Hunan Guidong Wind Power Generation Co., Ltd.	PRC	Held directly	RMB 140,000,000	Investment, construction, operation and management of electricity projects; development and utilization of clean energy resources	100%	100%

Huaneng Nanjing Luhe Wind Power Generation Co., Ltd.	PRC	Held indirectly	RMB 84,800,000	Investment, construction, operation, management of electricity projects; development and utilization of clean energy resources	100%	100%

Huaneng Luoyuan Power Generation Co., Ltd.	PRC	Held indirectly	RMB 1,163,100,000	Construction, operation and management of power plants and related projects	100%	100%

Huaneng Lingang (Tianjin) Gas Co-generation Co., Ltd.	PRC	Held directly	RMB 332,000,000	Power generation and supply	100%	100%

Huaneng Lingang (Tianjin) Heat Co-generation Co., Ltd.	PRC	Held indirectly	RMB 5,000,000	Providing thermal energy and cold energy services, supplying steam and hot water (except portable water), plumbing pipe installation and repair, energy engineering construction	66%	66%

Huaneng Anhui Huaining Wind Power Generation Co., Ltd.	PRC	Held directly	RMB 301,500,000	Investment, construction and operation of electricity projects development and utilization of clean energy resources	100%	100%

Huaneng Mianchi Co-generation Limited Liability Company	PRC	Held directly	RMB 570,000,000	Construction, operation and management of coal-fired plants and related projects	60%	60%

Huaneng Yingkou Xianrendao Co-generation Co., Ltd.	PRC	Held directly	RMB 352,020,000	Power generation and supply development and utilization of clean energy resources	100%	100%

Huaneng Nanjing Xingang Comprehensive Energy Co., Ltd.	PRC	Held indirectly	RMB 198,664,300	Thermal generation and supply, power distribution and sale	65%	65%

Huaneng Changxing Photovoltaic Power Generation Limited Liability Company	PRC	Held indirectly	RMB 26,000,000	Construction and operation of distributed photovoltaic power generation plants and related projects	100%	100%

Huaneng Rudong Baxianjiao Offshore Wind Power Generation Co., Ltd.	PRC	Held indirectly	RMB 1,629,338,700	Infrastructure construction of wind power plants	70%	70%

Huaneng Guilin Gas Distributed Energy Co., Ltd.	PRC	Held directly	RMB 267,450,000	Construction, operation and management of power plants and thermal energy	80%	80%

Huaneng (Dalian) Co-generation Co., Ltd.	PRC	Held directly	RMB 1,015,851,769	Construction, operation and management of co-generation power plants and related projects	100%	100%

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2021, 2020 and 2019

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

9	Investments in subsidiaries (continued)
(i)	Subsidiaries acquired through establishment or investment (continued)

				Business nature	Percentage of equity
	Country of	Type of	Registered	and scope	interest held
Name of subsidiary	incorporation	interest held	capital	of operations	Interest	Voting

Huaneng Zhongxiang Wind Power Generation Co., Ltd.	PRC	Held directly	RMB 240,000,000	Construction, operation and management of wind power plants and related projects	100%	100%

Huaneng International Power Hong Kong Limited Company	Hong Kong	Held directly	100,000 Shares	Development, construction management and operation of power supply, coal projects; related investment and financing businesses	100%	100%

Tuas Power Generation Pte. Ltd. (“TPG”)	Singapore	Held indirectly	S$ 1,183,000,001	Power generation and related by-products, derivatives, developing power supply resources operating electricity and power sales	100%	100%

TP Utilities Pte. Ltd.	Singapore	Held indirectly	S$ 255,500,001	Provision of energy, power supply, thermal supply, management of industrial water and waste	100%	100%

TPSTMWR	Singapore	Held indirectly	S$ 4,500,000	Providing desalinated water	60%	60%

TP-STM Water Services Pte. Ltd.	Singapore	Held indirectly	S$ 21,000	Providing desalinated water	60%	60%

Huaneng Mianchi Clean Energy Limited Liability Company	PRC	Held directly	RMB 291,800,000	Wind power generation, new energy development and utilization	100%	100%

Huaneng Zhuolu Clean Energy Limited Liability Company	PRC	Held directly	RMB 159,178,100	Construction, operation and management of power plants and related projects	100%	100%

Huaneng Tongwei Wind Power Generation Limited Liability Company	PRC	Held directly	RMB 264,640,000	Construction, operation and management of wind power plants and related projects	100%	100%

Huaneng Yizheng Wind Power Generation Limited Liability Company	PRC	Held indirectly	RMB 200,000,000	Wind power plants design, construction, management and maintenance	100%	100%

Huaneng Yancheng Dafeng New Energy Power Generation Limited Liability Company	PRC	Held indirectly	RMB 1,000,000,000	Construction, operation and management of wind power photovoltaic power plant	100%	100%

Huaneng Shanyin Power Generation Limited Liability Company	PRC	Held directly	RMB 1,573,000,000	Construction, operation and management of power plants and related projects	51%	51%

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2021, 2020 and 2019

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

9	Investments in subsidiaries (continued)
(i)	Subsidiaries acquired through establishment or investment (continued)

				Business nature	Percentage of equity
	Country of	Type of	Registered	and scope	interest held
Name of subsidiary	incorporation	interest held	capital	of operations	Interest	Voting

Huaneng Jiangsu Comprehensive Energy Service Co., Ltd.	PRC	Held indirectly	RMB 201,000,000	Purchase and sale of electricity and thermal energy, water supply services, construction and operation of electricity distribution networks and heating pipe networks	100%	100%

Huaneng Liaoning Energy Sales Limited Liability Company	PRC	Held directly	RMB 200,000,000	Sale of electricity, thermal energy and hot water circulation	100%	100%

Huaneng Guangdong Energy Sales Limited Liability Company	PRC	Held indirectly	RMB 200,000,000	Power and thermal energy supply, energy conservation technology service, transmission and substation projects contracting	100%	100%

Huaneng Suizhou Power Generation Limited Liability Company	PRC	Held directly	RMB 96,020,000	Construction, operation and management of power plants, production and sale of electricity and heat	100%	100%

Huaneng Fuzhou Changle Photovoltaic Power Generation Limited Liability Company	PRC	Held indirectly	RMB 15,570,000	Construction, operation and management of photovoltaic power plants and related projects	100%	100%

Huaneng Longyan Wind Power Generation Limited Liability Company	PRC	Held indirectly	RMB 35,000,000	Construction, operation and management of wind power plants and related projects	100%	100%

Huaneng Dandong Comprehensive Energy Service Co., Ltd.	PRC	Held directly	RMB 17,720,000	Investment, construction operation and management of electricity projects, development and utilization of clean energy resources	100%	100%

Huaneng Dongguan Combined Cycle Co-generation Limited Liability Company	PRC	Held indirectly	RMB 704,490,000	Investment of electricity projects, thermal power generation and supply, investment in heating pipe networks, development and utilization of clean energy resources	80%	80%

Huaneng Chongqing Fengjie Wind Power Generation Limited Liability Company	PRC	Held directly	RMB 183,900,000	Electricity production and supply; development and utilization of clean energy resources	100%	100%

Huaneng Jingxing Photovoltaic Power Generation Limited Liability Company	PRC	Held directly	RMB 23,500,000	Investment, construction and management of photovoltaic power plants	100%	100%

Huaneng Shanxi Energy Sales Limited Liability Company	PRC	Held directly	RMB 210,000,000	Electricity supply and sales investment, construction, operation and repair of regional transmission and distribution networks	100%	100%

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2021, 2020 and 2019

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

9	Investments in subsidiaries (continued)
(i)	Subsidiaries acquired through establishment or investment (continued)

				Business nature	Percentage of equity
	Country of	Type of	Registered	and scope	interest held
Name of subsidiary	incorporation	interest held	capital	of operations	Interest	Voting

Huaneng Chongqing Energy Sales Limited Liability Company	PRC	Held directly	RMB 210,000,000	Operation of natural gas, electric energy and thermal energy product sale	100%	100%

Huaneng Chongqing Luohuang Energy Sales Limited Liability Company	PRC	Held indirectly	RMB 210,000,000	Sale and supply of electricity, sale of thermal products	90%	90%

Huaneng Chongqing Tongliang Energy Sales Limited Liability Company	PRC	Held indirectly	RMB 210,000,000	Operation of natural gas, sale of electricity supply, sale of thermal products	51%	51%

Huaneng Hunan Energy Sales Limited Liability Company	PRC	Held directly	RMB 210,000,000	Electricity and thermal energy product sale	100%	100%

Huaneng Jiangxi Energy Sales Limited Liability Company	PRC	Held directly	RMB 210,000,000	Construction, operation and management of heat and power supply facilities	100%	100%

Huaneng Hebei Energy Sales Limited Liability Company	PRC	Held directly	RMB 210,000,000	Construction, installation, maintenance and repair of heat and power supply facilities	100%	100%

Huaneng Henan Energy Sales Limited Liability Company	PRC	Held directly	RMB 210,000,000	Sale of electricity, heat, gas and other energy products	100%	100%

Huaneng Handan Heating Limited Liability Company	PRC	Held directly	RMB 100,000,000	Construction, operation and maintenance of heating sources and pipe networks	100%	100%

Huaneng (Huzhou Development Zone) Photovoltaic Power Generation Limited Liability Company	PRC	Held indirectly	RMB 10,000,000	Photovoltaic power generation; power supply, purchase and sale	100%	100%

Huaneng Fujian Energy Sales Limited Liability Company	PRC	Held indirectly	RMB 210,000,000	Sale of electricity, heat, gas and other energy products	100%	100%

Huaneng Hubei Energy Sales Limited Liability Company	PRC	Held directly	RMB 210,000,000	Sale of electricity, heat, gas and other energy products	100%	100%

Huaneng (Sanming) Clean Energy Limited Liability Company	PRC	Held indirectly	RMB 500,000	Construction, operation and management of wind power, photovoltaic power station and related projects	100%	100%

Huaneng Yueyang Xingang Photovoltaic Power Generation Limited Liability Company	PRC	Held directly	RMB 16,000,000	Construction, operation and management of electricity projects, development and utilization of clean energy	60%	60%

Huaneng Shanghai Energy Sales Limited Liability Company	PRC	Held directly	RMB 210,000,000	Power supply (except construction and operation of electricity networks), technology services in energy conservation and environmental protection	100%	100%

Huaneng Anhui Energy Sales Limited Liability Company	PRC	Held directly	RMB 210,000,000	Sale of electricity, heat, gas and other energy products	100%	100%

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2021, 2020 and 2019

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

9	Investments in subsidiaries (continued)
(i)	Subsidiaries acquired through establishment or investment (continued)

				Business nature	Percentage of equity
	Country of	Type of	Registered	and scope	interest held
Name of subsidiary	incorporation	interest held	capital	of operations	Interest	Voting

Huaneng (Shanghai) Power Maintenance Limited Liability Company	PRC	Held directly	RMB 200,000,000	Contracting installation and repair of electricity facilities	100%	100%

Huaneng Guanyun Clean Energy Power Limited Liability Company	PRC	Held indirectly	RMB 1,446,020,000	Sale of electricity, construction, operation and management of co-generation power plants, heating network and expansion engineering	100%	100%

Huaneng Jianchang Photovoltaic Power Generation Limited Liability Company	PRC	Held directly	RMB 10,000,000	Production and supply of electricity, and development and utilization of clean energy resources	100%	100%

Huaneng Chaoyang Photovoltaic Power Generation Limited Liability Company	PRC	Held directly	RMB 10,000,000	Production and supply of electricity, and development and utilization of clean energy resources	100%	100%

Huaneng (Fujian) Port Limited Company	PRC	Held indirectly	RMB 619,710,000	Port management, investment and development	100%	100%

Huaneng Shijiazhuang Energy Limited Liability Company	PRC	Held directly	RMB 60,000,000	Production and supply of heat and purchase and sale of electricity	100%	100%

Huaneng Jiangyin Combined Cycle Co-generation Limited Liability Company	PRC	Held indirectly	RMB 600,000,000	Production and supply of electricity, and production and supply of heat	51%	51%

Huaneng Anyang Energy Limited Liability Company	PRC	Held directly	RMB 619,600,000	Production and supply of electricity, and production and supply of heat	100%	100%

Huaneng Shanxi Comprehensive Energy Limited Liability Company	PRC	Held directly	RMB 2,086,698,606	Production and supply of electricity, and production and supply of heat	100%	100%

Zhaodong Huaneng Dechang Solar Power Generation Limited Company	PRC	Held indirectly	RMB 30,810,000	Solar energy generation and technology promotion, and repair electricity facilities	100%	100%

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2021, 2020 and 2019

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

9	Investments in subsidiaries (continued)
(i)	Subsidiaries acquired through establishment or investment (continued)

				Business nature	Percentage of equity
	Country of	Type of	Registered	and scope	interest held
Name of subsidiary	incorporation	interest held	capital	of operations	Interest	Voting

Huaneng Mingguang Wind Power Generation Limited Liability Company	PRC	Held directly	RMB 13,000,000	Production and supply of electricity; investment, construction, operation and management of electricity projects	100%	100%

Huaneng Guangxi Energy Sales Limited Liability Company	PRC	Held directly	RMB 210,000,000	Power supply, contracting installation and repair of electricity facilities	100%	100%

Huaneng Hunan Lianping Wind Power Generation Limited Liability Company	PRC	Held directly	RMB 173,920,000	Production and supply of electricity	80%	80%

Huaneng Abagaqi Clean Energy Limited Liability Company	PRC	Held directly	RMB 316,180,760	Production, supply and sale of electricity and thermal energy	100%	100%

Huaneng Jiashan Photovoltaic Power Generation Limited Liability Company	PRC	Held indirectly	RMB 10,000,000	Production and supply of electricity	100%	100%

Huaneng Zhejiang Energy Sales Limited Liability Company	PRC	Held indirectly	RMB 210,000,000	New energy technology development and technology consulting	100%	100%

Huaneng Guangdong Shantou Power Generation Limited Liability Company	PRC	Held indirectly	RMB 10,000,000	Production and supply of electricity and thermal energy	100%	100%

Huaneng Shantou Photovoltaic Power Generation Limited Liability Company	PRC	Held indirectly	RMB 100,000	Production and supply of electricity	100%	100%

Huaneng Guigang Clean Energy Limited Liability Company	PRC	Held directly	RMB 173,810,000	Production and supply of electricity, and investment, construction and operation of electricity projects	100%	100%

Huaneng Changxing Jiapu Photovoltaic Power Generation Limited Liability Company	PRC	Held indirectly	RMB 10,000,000	Production and supply of electricity, and investment, construction and operation of electricity projects	100%	100%

Huaneng Hainan Energy Sales Limited Liability Company (i)	PRC	Held indirectly	RMB 210,000,000	Construction and operation of heat and power supply facilities, operation of heat resources, heat networks and power supply facilities	91.80%	100%

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2021, 2020 and 2019

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

9	Investments in subsidiaries (continued)
(i)	Subsidiaries acquired through establishment or investment (continued)

				Business nature	Percentage of equity
	Country of	Type of	Registered	and scope	interest held
Name of subsidiary	incorporation	interest held	capital	of operations	Interest	Voting

Huaneng Yangpu Co-generation Limited Company (i)	PRC	Held indirectly	RMB 802,222,000	Investment, construction, operation and management of electricity projects and heat pipe networks	82.62%	90.00%

Huaneng Zhejiang Pinghu Offshore Wind Power Generation Co., Ltd.	PRC	Held indirectly	RMB 2,200,000,000	Production and supply of electricity, and investment, construction and operation of electricity projects	100%	100%

Huaneng Liaoning Clean Energy Limited Liability Company	PRC	Held directly	RMB 170,000,000	Technology development technical advice services for clean energy	100%	100%

Jiangsu Huaneng Zhongyang New Energy Power Generation Co., Ltd.	PRC	Held indirectly	RMB 28,000,000	Production and supply of electricity, investment, construction and operation of electricity projects	75%	75%

Huaneng Henan Puyang Clean Energy Limited Liability Company	PRC	Held directly	RMB 1,491,567,000	Production and supply of electricity, and investment, construction and operation of electricity projects	100%	100%

Huaneng Guizhou Energy Sales Co., Ltd.	PRC	Held directly	RMB 210,000,000	Sale of electricity, heat and gas	100%	100%

Huaneng Guangdong Shantou Offshore Wind Power Generation Co., Ltd.	PRC	Held indirectly	RMB 62,950,000	Investment and development of wind energy and new energy	100%	100%

Jiyuan Huaneng Energy Sales Co., Ltd. (“Jiyuan Energy Sales”)(xi)	PRC	Held indirectly	RMB 20,000,000	Sale of electricity, heat and gas	51%	100%

Huaneng Yushe Poverty Relief Energy Co., Ltd.	PRC	Held indirectly	RMB 14,760,000	Construction, operation and management of photovoltaic power generation and new energy projects	90%	90%

Huaneng Anhui Mengcheng Wind Power Co., Ltd.	PRC	Held directly	RMB 409,070,000	Production and supply of electricity, and investment, construction and operation of electricity projects	100%	100%

Huaneng Anshun Comprehensive Energy Co., Ltd.	PRC	Held directly	RMB 10,530,000	Production and supply of electricity, and investment, construction and operation of electricity projects	100%	100%

Huaneng Shengdong Rudong Offshore Wind Power Co., Ltd.	PRC	Held indirectly	RMB 2,000,000,000	Production and sale of electric power; investment in wind power generation	79%	79%

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2021, 2020 and 2019

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

9	Investments in subsidiaries (continued)
(i)Subsidiaries acquired through establishment or investment (continued)

				Business nature	Percentage of equity
	Country of	Type of	Registered	and scope	interest held
Name of subsidiary	incorporation	interest held	capital	of operations	Interest	Voting

Huaneng Zhejiang Cangnan Offshore Wind Power Co., Ltd.	PRC	Held directly	RMB 10,000,000	Production and sale of electric power; and investment in wind power generation	100%	100%

Huaneng Zhejiang Ruian Offshore Wind Power Co., Ltd.	PRC	Held indirectly	RMB 10,000,000	Production and sale of electric power, and investment in wind power generation	100%	100%

Huaneng (Shanghai) Photovoltaic Power Co., Ltd.	PRC	Held directly	RMB 35,496,600	Technical service of wind power generation	100%	100%

Sinosing Services PTE.Ltd.	Singapore	Held indirectly	USD 1	Bond issuance service	100%	100%

Huaneng Yangqu Wind Power Co., Ltd.	PRC	Held indirectly	RMB 47,000,000	Construction, operation and management of wind power projects	100%	100%

Huaneng Ruicheng Comprehensive Energy Co., Ltd.	PRC	Held indirectly	RMB 216,300,000	Construction, operation and management of new energy power projects, and power generation	100%	100%

Huaneng Xiayi Wind Power Co., Ltd.	PRC	Held directly	RMB 117,720,000	Production and sale of electric power, clean energy development and utilization and investment in electricity projects	100%	100%

Huaneng (Anhui Shitai) Wind Power Co., Ltd.	PRC	Held directly	RMB 63,600,000	Production and sale of electric power, clean energy development and utilization and investment in electricity projects	100%	100%

Huaneng (Tianjin) Energy Sales Co., Ltd.	PRC	Held directly	RMB 200,000,000	Power and thermal energy supply, energy conservation technology service, transmission and substation projects contracting	100%	100%

Huaneng Qingneng Tongyu Power Co., Ltd.	PRC	Held indirectly	RMB 180,000,000	Development and operation of new energy power projects	100%	100%

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2021, 2020 and 2019

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

9	Investments in subsidiaries (continued)
(i)	Subsidiaries acquired through establishment or investment (continued)

				Business nature	Percentage of equity
	Country of	Type of	Registered	and scope	interest held
Name of subsidiary	incorporation	interest held	capital	of operations	Interest	Voting

Huaneng Guanling New Energy Power Generation Co., Ltd.	PRC	Held directly	RMB 100,000,000	Production and sale of electricity and heat	100%	100%

Huaneng Luobei Wind Power Co., Ltd.	PRC	Held indirectly	RMB 467,148,000	Development and management of new energy technology, operation and management of wind power, and maintenance of wind power equipment	100%	100%

Huaneng Sihong New Energy Co., Ltd.	PRC	Held indirectly	RMB 150,000,000	Development and management of new energy technology	100%	100%

Huaneng Taiqian Wind Power Co., Ltd.	PRC	Held directly	RMB 101,136,800	Production and sale of electricity and heat, development, investment and management of new energy technology, and development and utilization of clean energy	51%	51%

Huaneng Zhenping Clean Energy Co., Ltd.	PRC	Held directly	RMB 80,000,000	Production and sale of electricity, and development and utilization of clean energy	100%	100%

Huaneng (Heze Dongming) New Energy Co., Ltd.	PRC	Held directly	RMB 208,726,700	Photovoltaic power generation, wind power generation and biomass power generation	100%	100%

Huaneng Jiangkou Wind Power Co., Ltd.	PRC	Held directly	RMB 20,000,000	Production and sale of wind power, and development and utilization of clean energy	100%	100%

Chongqing Huaqing Energy Co., Ltd. (i)	PRC	Held indirectly	RMB 44,420,000	Providing thermal energy and cold energy services; supplying electricity	45%	60%

Shengdong Rudong Offshore Wind Power Co., Ltd. (i)	PRC	Held indirectly	RMB 2,000,000,000	Ancillary projects, construction of wind farm and wind farm maintenance	79%	100%

Huaneng Zhanhua Photovoltaic Power Generation Limited Company (i)	PRC	Held indirectly	RMB 145,790,000	Photovoltaic power generation	46.40%	58%

Huaneng Dezhou New Energy Limited Company (i)	PRC	Held indirectly	RMB 609,864,000	Photovoltaic power generation, wind power generation, and biomass power generation	80%	100%

Huaneng Jiyang Biomass Thermal Power Co., Ltd. (i)	PRC	Held indirectly	RMB 72,190,000	Production and sale of new energy power	80%	100%

Huaneng (Liaocheng Gaotang) New Energy Co., Ltd. (i)	PRC	Held indirectly	RMB 261,670,000	Development and operation of new energy power projects	80%	100%

Huaneng Yantai New Energy Co., Ltd. (i)	PRC	Held indirectly	RMB 1,663,602,000	Biomass power generation, sale of electricity and heat, and energy-saving technology promotion	58.18%	72.73%

Huaneng Shanghai Shidongkou Power Generation Limited Liability Company (“Shidongkou Power”) (ii)	PRC	Held directly	RMB 1,179,000,000	Power generation	50%	100%

Huaneng Nanjing Combined Cycle Co-generation Co., Ltd. (“Nanjing Combined Cycle Co-generation”) (iii)	PRC	Held indirectly	RMB 938,350,000	Construction, operation and management of power plants and energy projects	57.39%	84.78%

Huaneng Weishan New Energy Limited Company (“Weishan New Energy”) (iv)	PRC	Held indirectly	RMB 167,000,000	Investment, production and sale of new energy power generation projects	40%	100%

Huaneng Ruyi (Helan) New Energy Limited Company (“Helan New Energy”) (iv)	PRC	Held indirectly	RMB 19,000,000	Photovoltaic power generation	40%	100%

Huaneng Wulian New Energy Limited Company (“Wulian New Energy”)(iv)	PRC	Held indirectly	RMB 300,000,000	Photovoltaic power generation, wind power generation, and investment and development of new energy power projects	88.80%	100%

Huaneng Zhenlai Photovoltaic Power Generation Co., Ltd. (“Zhenlai Photovoltaic Power”) (v)	PRC	Held indirectly	RMB 29,958,660	Investment, construction, production, operation and overhaul of photovoltaic power generation projects	50%	100%

Huaneng Ruzhou Clean Energy Limited Liability Company	PRC	Held directly	RMB 217,010,000	Production and supply of electricity projects, investment, construction and operation of electricity projects	100%	100%

Huaneng Sheyang New Energy Power Generation Co., Ltd. (“Sheyang New Energy”) (xii)	PRC	Held indirectly	RMB 1,136,500,000	Production and sale of electricity and heat	34%	70%

Huaneng (Jinxiang) New Energy Co., Ltd. (i)	PRC	Held indirectly	RMB 80,000,000	Construction, operation and maintenance of new energy generation projects and distribution network projects; and production and sale of electricity	80%	100%

Huaneng Zuoquan Yangjiao Wind Power Co., Ltd.	PRC	Held indirectly	RMB 500,000	Production and sale of electricity	100%	100%

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2021, 2020 and 2019

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

9	Investments in subsidiaries (continued)

(i)    Subsidiaries acquired through establishment or investment (continued)

					Percentage of equity
	Country of	Type of	Registered	Business nature and	interest held
Name of subsidiary	incorporation	interest held	capital	scope of operations	Interest	Voting
Huaneng (Zhuanghe) Wind Power Co., Ltd.	PRC	Held indirectly	RMB 2,700,000,000	Production and sale of electricity and heat	86.21%	86.21%
Huaneng (Zhuanghe) Clean Energy Co., Ltd.	PRC	Held indirectly	RMB 1,500,000,000	Investment, construction and management of wind power projects	86.01%	86.01%
Huaneng Zaoyang New Energy Co., Ltd.	PRC	Held directly	RMB 232,920,000	Production and sale of electricity, and development and utilization of clean energy	100%	100%
Huaneng Zhenning New Energy Power Generation Co., Ltd.	PRC	Held directly	RMB 222,470,000	Technological research and development and management of new energy projects, and sale of electricity	100%	100%
Huaneng Luodian New Energy Power Generation Co., Ltd.	PRC	Held directly	RMB 155,190,000	Technological research and development and management of new energy projects, and sale of electricity	100%	100%
Huaneng Wangmo New Energy Power Generation Co., Ltd.	PRC	Held directly	RMB 44,000,000	Technological research and development and management of new energy projects, and sale of electricity	100%	100%
Guizhou Huajin Clean Energy Co., Ltd.	PRC	Held indirectly	RMB 200,000,000	Production and sale of electricity and heat, construction, operation and management of clean energy projects	51%	51%
Huaneng Daqing Clean Energy Co., Ltd.	PRC	Held indirectly	RMB 1,000,000,000	Production and sale of electricity, construction, operation and management of clean energy projects	100%	100%
Huaneng Zhaodong Biomass Power Generation Co., Ltd.	PRC	Held indirectly	RMB 120,000,000	Biomass power generation, sale of electricity and heat, and energy-saving technology promotion	60%	60%

Huaneng Siping Wind Power Co., Ltd.	PRC	Held indirectly	RMB 407,810,000	Development and operation of new energy power projects	100%	100%
Huaneng Tongyu Tuanjie Wind Power Co., Ltd.	PRC	Held indirectly	RMB 212,680,000	Development and operation of new energy power projects	100%	100%
Huaneng Henan Clean Energy Co., Ltd.	PRC	Held directly	RMB 200,000,000	Production and sale of electricity, and construction, operation and management of clean energy projects	100%	100%
Huaneng Yingcheng New Energy Co., Ltd.	PRC	Held directly	RMB 95,418,000	Production and sale of electricity, and construction, operation and management of clean energy projects	100%	100%
Huaneng (Fujian) Energy Development Co., Ltd.	PRC	Held directly	RMB 4,214,710,512	Production and sale of electricity, and prevention of water pollution	100%	100%
Huaneng Power International Jiangsu Energy Development Co., Ltd. ("Jiangsu Energy Development")	PRC	Held directly	RMB 15,089,400,000	Electricity, heat, and new energy development	100%	100%
Huaneng (Guangdong) Energy Development Co., Ltd.	PRC	Held directly	RMB 6,536,297,868	Production and sale of heat, sewage treatment and recycling, and new energy technology development	100%	100%
Huaneng (Zhejiang) Energy Development Co., Ltd.	PRC	Held directly	RMB 100,000,000	Production and sale of electricity and heat, sale of coal, lime, gypsum and related products, and research and development of energy-efficient technologies	100%	100%
Huaneng Nantong Combined Cycle Power Limited Company	PRC	Held indirectly	RMB 960,000,000	Production and sale of electricity and heat; and investment in combined cycle co-generation industries	100%	100%

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2021, 2020 and 2019

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

9	Investments in subsidiaries (continued)

(i)    Subsidiaries acquired through establishment or investment (continued)

				Business nature
	Country of	Type of	Registered	and scope	Percentage of equity
Name of subsidiary	incorporation	interest held	capital	of operations	interest held
					Interest	Voting

Huaneng Smart Energy (Jiaxiang) Co., Ltd. (i)	PRC	Held indirectly	RMB 180,000,000	Production and sale of electricity and heat; and investment in combined cycle co-generation industries	80%	100%

Huaneng Yantai Bajiao Thermal Power Co., Ltd.* (i)	PRC	Held indirectly	RMB 1,291,720,000	Production and sale of electricity and heat; and investment in combined cycle co-generation industries	80%	100%

Huaneng (Dashiqiao) Power New Energy Co., Ltd.*	PRC	Held indirectly	RMB 500,000	Development and operation of new energy power projects	100%	100%

Huaneng (Haiyang) Guangfu New Energy Co., Ltd.* (i)	PRC	Held indirectly	RMB 744,466,900	Production and sale of electricity, and development and utilization of clean energy	64%	80%

Huaneng (Laizhou) New Energy Technology Co., Ltd.* (i)	PRC	Held indirectly	RMB 210,000,000	Production and sale of electricity, and development and utilization of clean energy	65.14%	81.43%

Huaneng (Liaocheng Guanxian) New Energy Development Limited Company* (i)	PRC	Held indirectly	RMB 1,493,950,000	Production and sale of electricity, and development and utilization of clean energy	52%	65%

Huaneng (Shantou Jinping) New Energy Co., Ltd.*	PRC	Held indirectly	RMB 500,000	Production and sale of electricity, and development and utilization of clean energy	100%	100%

Huaneng (Weifang Binhai District) New Energy Limited Company* (i)	PRC	Held indirectly	RMB 404,650,000	Production and sale of electricity, and development and utilization of clean energy	52%	65%

Huaneng (Yingkou) Electric Power New Energy Development Co., Ltd.*	PRC	Held indirectly	RMB 500,000	Production and sale of new energy power	100%	100%

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2021, 2020 and 2019

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

9	Investments in subsidiaries (continued)

(i)    Subsidiaries acquired through establishment or investment (continued)

				Business nature
	Country of	Type of	Registered	and scope	Percentage of equity
Name of subsidiary	incorporation	interest held	capital	of operations	interest held
					Interest	Voting

Huaneng (Zhejiang Daishan) Offshore Wind Power Co., Ltd.* (“Daishan Wind Power”) (xiii)	PRC	Held indirectly	RMB 1,500,000,000	Production and sale of wind power, and development and utilization of clean energy	40%	75%

Huaneng Beibu Gulf (Guangxi) New Energy Development Co., Ltd.*	PRC	Held directly	RMB 100,000,000	Production and sale of new energy power	100%	100%

Huaneng Cixian Comprehensive Energy Co., Ltd.*	PRC	Held indirectly	RMB 158,776,300	Production and sale of new energy power	100%	100%

Huaneng Daan Clean Energy Power Co., Ltd.* (i)	PRC	Held indirectly	RMB 670,670,000	Production and sale of new energy power	80%	100%

Huaneng Daqing Ranghulu District Clean Energy Co., Ltd.*	PRC	Held indirectly	RMB 300,000,000	Production and sale of electricity, construction, operation and management of clean energy projects	100%	100%

Huaneng Guangxi Clean Energy Co., Ltd.*	PRC	Held directly	RMB 30,000,000	Production and sale of electricity	100%	100%

Huaneng Hebei Clean Energy Co., Ltd.*	PRC	Held directly	RMB 3,000,000	Production and sale of electricity, construction, operation and management of clean energy projects	100%	100%

Huaneng Hubei New Energy Co., Ltd.*	PRC	Held directly	RMB 164,920,000	Development and operation of new energy power projects	100%	100%

Huaneng Hualiangting (Tongling) Clean Energy Co., Ltd.*	PRC	Held indirectly	RMB 72,000,000	Production and sale of electricity, construction, operation and management of clean energy projects	100%	100%

Huaneng Lindian Clean Energy Co., Ltd.*	PRC	Held indirectly	RMB 100,000,000	Production and sale of electricity, construction, operation and management of clean energy projects	100%	100%

Huaneng Linxiang New Energy Co., Ltd.*	PRC	Held directly	RMB 100,000	Development and operation of new energy power projects	100%	100%

Huaneng Pingshan Clean Energy Co., Ltd.*	PRC	Held indirectly	RMB 500,000	Production and sale of electricity, construction, operation and management of clean energy projects	100%	100%

Huaneng Puyang Longyuan Clean Energy Co., Ltd.*	PRC	Held indirectly	RMB 59,715,000	Development and operation of new energy power projects	51%	51%

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2021, 2020 and 2019

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

9	Investments in subsidiaries (continued)

(i)    Subsidiaries acquired through establishment or investment (continued)

				Business nature
	Country of	Type of	Registered	and scope	Percentage of equity
Name of subsidiary	incorporation	interest held	capital	of operations	interest held
					Interest	Voting

Huaneng Clean Energy (Qujing Fuyuan) Co., Ltd.*	PRC	Held indirectly	RMB 240,000,000	Production and sale of electricity, construction, operation and management of clean energy projects	75%	75%

Huaneng Clean Energy (Qujing Zhanyi) Co., Ltd.*	PRC	Held indirectly	RMB 156,000,000	Production and sale of electricity, construction, operation and management of clean energy projects	75%	75%

Huaneng Tangshan Caofeidian District Clean Energy Co., Ltd.*	PRC	Held indirectly	RMB 141,210,000	Production and sale of electricity, construction, operation and management of clean energy projects	70%	70%

Huaneng Xingtai Comprehensive Energy Co., Ltd.*	PRC	Held indirectly	RMB 12,177,000	Development and operation of new energy power projects	100%	100%

Huaneng Chongqing Wushan Wind Power Co., Ltd.*	PRC	Held directly	RMB 108,000,000	Production and sale of wind power, and development and utilization of clean energy	75%	75%

Shangyi Guolang New Energy Co., Ltd.*	PRC	Held indirectly	RMB 10,000,000	Production and sale of new energy power	100%	100%

Zhangjiakou Guolang New Energy Co., Ltd.*	PRC	Held directly	RMB 141,000,000	Production and sale of new energy power	100%	100%

Shijiazhuang Yujun New Energy Technology Co., Ltd.* (“Yujun New Energy”) (xv)	PRC	Held indirectly	RMB 500,000	Development and operation of new energy power projects	40%	95%

Xinhe Hanhao New Energy Technology Co., Ltd.* (“Hanhao New Energy”) (xv)	PRC	Held indirectly	RMB 100,000	Development and operation of new energy power projects	40%	100%

				Business nature
	Country of	Type of	Registered	and scope	Percentage of equity
Name of subsidiary	incorporation	interest held	capital	of operations	interest held
					Interest	Voting

Huaneng (Chaozhou Chaoan) New Energy Co., Ltd.*	PRC	Held indirectly	RMB 500,000	Development and operation of new energy power projects	100%	100%

Huaneng (Pucheng) Clean Energy Co., Ltd.*	PRC	Held indirectly	RMB 5,000,000	Production and sale of wind power, and development and utilization of clean energy	100%	100%

Huaneng Shanxi Energy Service Co., Ltd.*	PRC	Held directly	RMB 230,742,300	Production and sale of electricity	100%	100%

Hengshui Huaqing New Energy Technology Co., Ltd.* (“Huaqing New Energy”) (xvi)	PRC	Held indirectly	RMB 700,000	Development and operation of new energy power projects	40%	95%

Shenzhen Shunyi New Energy Technology Co., Ltd.* (“Shunyi New Energy”) (xvi)	PRC	Held indirectly	RMB 500,000	Development and operation of new energy power projects	40%	100%

*    These companies were newly established in 2021.

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2021, 2020 and 2019

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

9	Investments in subsidiaries (continued)

(ii)    Subsidiaries acquired from business combinations under common control

				Business nature	Percentage of equity
	Country of	Type of	Registered	and scope	interest held
Name of subsidiary	incorporation	interest held	capital	of operations	Interest	Voting

Huaneng (Suzhou Industrial Park) Power Generation Co., Ltd.	PRC	Held indirectly	RMB 632,840,000	Power generation	75%	75%

Huaneng Qinbei Power Generation Co., Ltd. (“Qinbei Power”)	PRC	Held directly	RMB 3,139,965,055	Power generation	60%	60%

Huaneng Yushe Power Generation Co., Ltd.	PRC	Held directly	RMB 615,760,000	Power generation, power distribution and sale of power	100%	100%

Huaneng Hunan Yueyang Power Generation Limited Liability Company	PRC	Held directly	RMB 2,025,934,545	Power generation	55%	55%

Huaneng Chongqing Luohuang Power Generation Limited Liability Company (“Luohuang Power”)	PRC	Held directly	RMB 1,748,310,000	Power generation, production and sale of heat	60%	60%

Huaneng Pingliang Power Generation Co., Ltd.	PRC	Held directly	RMB 924,050,000	Power generation	65%	65%

Huaneng Nanjing Jinling Power Generation Co., Ltd.	PRC	Held indirectly	RMB 1,590,220,000	Power generation	60%	60%

Huaneng Qidong Wind Power Generation Co., Ltd.	PRC	Held indirectly	RMB 391,738,500	Development of wind power projects, and production and sale of electricity	65%	65%

Tianjin Huaneng Yangliuqing Co-generation Limited Liability Company (“Yangliuqing Co-generation”)	PRC	Held directly	RMB 1,537,130,909	Power generation, heat supply, facilities installation, maintenance and related services	55%	55%

Huaneng Wuhan Power Generation Co., Ltd. (“Wuhan Power”)	PRC	Held directly	RMB 1,478,461,500	Investment, construction, operation and management of electricity projects, and development and utilization of clean energy resources	75%	75%

Huaneng Anyuan Power Generation Co., Ltd.	PRC	Held directly	RMB 1,184,587,300	Construction and operation of power plants and related construction projects, and production of electricity	100%	100%

Huaneng Hualiangting Hydropower Co., Ltd.	PRC	Held directly	RMB 50,000,000	Generation and transfer of power supply, and water supply (irrigation)	100%	100%

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2021, 2020 and 2019

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

9	Investments in subsidiaries (continued)

(ii)    Subsidiaries acquired from business combinations under common control (continued)

				Business nature	Percentage of equity
	Country of	Type of	Registered	and scope	interest held
Name of subsidiary	incorporation	interest held	capital	of operations	Interest	Voting

Huaneng Jingmen Thermal Power Co., Ltd.	PRC	Held directly	RMB 780,000,000	Thermal power, power development and other service	100%	100%

Enshi Qingjiang Dalongtan Hydropwer Development Co., Ltd.	PRC	Held directly	RMB 177,080,000	Hydropower development, production and management of electric power, and urban water supply	98.01%	98.01%

Huaneng Hainan Power Generation Limited Company	PRC	Held directly	RMB 2,652,839,174	Investment, construction, operation of various power plants, and regular energy and new energy development	91.80%	91.80%

Huaneng Yingcheng Thermal Power Co., Ltd.	PRC	Held directly	RMB 759,776,000	Construction and operation of power plants and production, sale of power and heat	100%	100%

Huaneng Heilongjiang Power Generation Limited Company	PRC	Held directly	RMB 2,008,512,900	Development, investment construction, production and management of power (thermal) projects	100%	100%

Huaneng Hegang Power Generation Limited Company	PRC	Held indirectly	RMB 1,092,550,000	Electricity power construction, energy conservation, development projects, and heat production and supply	64%	64%

Huaneng Xinhua Power Generation Limited Liability Company	PRC	Held indirectly	RMB 284,880,000	Power generation, power equipment repair, and coal sale	70%	70%

Huaneng Tongjiang Wind Power Generation Limited Company	PRC	Held indirectly	RMB 330,000,000	Wind power generation, wind power plants operation planning and design	82.85%	82.85%

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2021, 2020 and 2019

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

9	Investments in subsidiaries (continued)

(ii)    Subsidiaries acquired from business combinations under common control (continued)

				Business nature	Percentage of equity
	Country of	Type of	Registered	and scope	interest held
Name of subsidiary	incorporation	interest held	capital	of operations	Interest	Voting

Huaneng Daqing Thermal Power Limited Company	PRC	Held indirectly	RMB 630,000,000	Power generation, and thermal production and supply	100%	100%

Daqing Lvyuan Wind Power Generation Limited Company	PRC	Held indirectly	RMB 577,796,000	Wind power generation	100%	100%

Huaneng Yichun Thermal Power Limited Company (“Yichun Thermal Power”)	PRC	Held indirectly	RMB 581,000,000	Power construction, production and sale, and thermal production and sale	100%	100%

Huaneng Heilongjiang Energy Sales Limited Company	PRC	Held indirectly	RMB 210,000,000	Power supply, and the production of heat and hot water	100%	100%

Zhaodong Huaneng Thermal Power Limited Company	PRC	Held indirectly	RMB 10,000,000	Heat production and supply	100%	100%

Huaneng Jilin Power Generation Limited Company (“Jilin Power”)	PRC	Held directly	RMB 4,719,757,200	Power (thermal) projects, development of new energy projects and investment, construction, production, operation and sale	100%	100%

Huaneng Linjiang Jubao Hydropower Limited Company	PRC	Held indirectly	RMB 46,820,000	Hydropower development and operation, and construction and operation of photovoltaic power generation	100%	100%

Huaneng Jilin Energy Sales Limited Company	PRC	Held indirectly	RMB 210,000,000	Thermal (cold) production and supply, and power supply	100%	100%

Huaneng Shandong Power Generation Co., Ltd. (“Shandong Power”)	PRC	Held directly	RMB 4,241,460,000	Power (thermal) project development, investment, construction and management	80%	80%

Huaneng Henan Zhongyuan Gas Power Generation Co., Ltd.	PRC	Held directly	RMB 400,000,000	Investment, construction, operation and management of power projects, thermal supply, and development and utilization of clean energy resources	90%	90%

Huaneng Zibo Boshan Photovoltaic Power Limited Company (i)	PRC	Held indirectly	RMB 22,000,000	Solar power generation, and sale	80%	100%

Huaneng Jining New Energy Limited Company (i)	PRC	Held indirectly	RMB 38,000,000	Investment, construction and management of photovoltaic and wind power projects	80%	100%

Huaneng Rizhao Thermal Power Limited Company (i)	PRC	Held indirectly	RMB 52,000,000	Urban heat construction, maintenance and operation, design and construction of heat engineering	80%	100%

Huaneng Laiwu New Energy Limited Company (i)	PRC	Held indirectly	RMB 68,000,000	Photovoltaic power and wind power generation	80%	100%

Huaneng Shandong Sishui New Energy Limited Company (i)	PRC	Held indirectly	RMB 143,090,000	Solar energy grid connected generation	80%	100%

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2021, 2020 and 2019

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

9	Investments in subsidiaries (continued)

(ii)    Subsidsiaries acquired from business combinations under common control (continued)

				Business nature	Percentage of equity
	Country of	Type of	Registered	and scope	interest held
Name of subsidiary	incorporation	interest held	capital	of operations	Interest	Voting

Huaneng Shandong Electric and Thermal Power Marketing Limited Company (i)	PRC	Held indirectly	RMB 200,000,000	Sales and service of power and heating products, investment in power industry	80%	100%

Huaneng Shandong Information Technology Limited Company (i)	PRC	Held indirectly	RMB 80,000,000	Information technology and management consulting services	80%	100%

Huaneng Zhanhua New Energy Limited Company (i)	PRC	Held indirectly	RMB 235,298,200	Wind power, photovoltaic power generation	80%	100%

Huaneng Weihai Port Photovoltaic Power Generation Limited Company (i)	PRC	Held indirectly	RMB 32,380,000	Photovoltaic power generation projects development and construction, electricity sales	80%	100%

Huaneng Jinan Huangtai Power Limited Company (“Huangtai Power”) (i)	PRC	Held indirectly	RMB 1,391,878,400	Electricity power production, heat management	72%	90%

Huaneng Dezhou Thermal Power Limited Company (i)	PRC	Held indirectly	RMB 40,000,000	Urban heat construction, maintenance and operation, design and construction of heat engineering	68%	85%

Huaneng Dongying New Energy Limited Company (i)	PRC	Held indirectly	RMB 92,601,483	Wind power projects development, wind power generation and sales of electricity	56%	70%

Huaneng Shandong (Hong Kong) Investment Limited Company (“Hong Kong Investment”) (i)	Hong Kong	Held indirectly	10,000 shares	Investment	80%	100%

Shandong Silk Road International Power Limited Company (i)	PRC	Held indirectly	RMB 35,000,000	Contracting overseas projects and domestic international bidding projects, and construction and operation of power projects	80%	100%

Huaneng Jining Yunhe Power Generation Co., Ltd. (“Yunhe Power”) (i)	PRC	Held indirectly	RMB 696,355,300	Electrical (thermal) production and on-grid sale, technology consulting and services	78.68%	98.35%

Huaneng Linyi Power Generation Limited Company (“Linyi Power”) (i)	PRC	Held indirectly	RMB 1,093,313,400	Power generation	60%	75%

Liaocheng Changrun National Electric Heating Limited Company (i)	PRC	Held indirectly	RMB 130,000,000	Heat supply	60%	75%

Linyi Lantian Thermal Power Limited Company (i)	PRC	Held indirectly	RMB 36,000,000	Heat supply, maintenance of thermal power network, power sale, and installation and maintenance of distribution facilities	54.40%	68%

Yantai 500 Heating Limited Company (i)	PRC	Held indirectly	RMB 20,500,000	Central heat services, plumbing and pipe installation services	64%	80%

Huaneng Shandong Taifeng Renewable Energy Co., Ltd. (i)	PRC	Held indirectly	RMB 200,000,000	Investment, development, construction and management of photovoltaic power generation projects	65.78%	82.23%

Huaneng Laiwu Power Generation Limited Company (i)	PRC	Held indirectly	RMB 2,340,000,000	Power production	74.32%	92.90%

Huaneng Shandong Ruyi Coal Power Limited Company (“Ruyi Coal Power”) (iv)	PRC	Held indirectly	RMB 1,294,680,000	Development, investment, construction, operation and management of electricity power and coal	40%	100%

Huaneng Rongcheng New Energy Co., Ltd. (i)3	PRC	Held indirectly	RMB 36,540,000	Wind power generation	48%	60%

Huaneng Liaocheng Co-generation Limited Company (“Liaocheng Co-generation”) (i)	PRC	Held indirectly	RMB 1,038,407,950	Power and heat production and sale	60%	75%
Huaneng Jiaxiang Power Generation Limited Company (“Jiaxiang Power”) (iv)	PRC	Held indirectly	RMB 646,680,000	Power generation, electrical equipment maintenance	40%	100%

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2021, 2020 and 2019

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

9	Investments in subsidiaries (continued)

(ii)    Subsidiaries acquired from business combinations under common control (continued)

				Business nature	Percentage of equity
	Country of	Type of	Registered	and scope	interest held
Name of subsidiary	incorporation	interest held	capital	of operations	Interest	Voting

Huaneng Qufu Co-generation Limited Company (“Qufu Co-generation”) (iv)	PRC	Held indirectly	RMB 300,932,990	Sale and production of electric power, and thermal power	40%	100%

Huaneng Jining Hi-Tech Zone Co-generation Limited Company (“Jining Co-generation”) (iv)	PRC	Held indirectly	RMB 118,699,761	Heat supply and power generation	40%	100%

Huaneng Shandong Electric Power Fuel Limited Company (“Shandong Fuel Company”) (iv)	PRC	Held indirectly	RMB 100,000,000	Wholesale operation of coal	76.55%	100%

Huaneng Shandong Power Generation Maintenance Technology Limited Company (“Shandong Maintenance Company”) (iv)	PRC	Held indirectly	RMB 50,000,000	Power engineering design and construction	76.55%	100%

Shandong Rizhao Power Generation Limited Company (“Rizhao Power”) (iv)	PRC	Held indirectly	RMB 1,245,587,900	Heat and power business	88.80%	100%

Huaneng Beijing Co-generation Limited Liability Company (“Beijing Co-generation”) (vi)	PRC	Held directly	RMB 3,702,090,000	Construction and operation of power plants and related construction projects	41%	66%

Huaneng Chaohu Power Generation Co., Ltd. (“Chaohu Power”) (vii)	PRC	Held directly	RMB 840,000,000	Construction, operation, management of electricity projects, and development and utilization of clean energy resources	60%	70%

Huaneng Suzhou Thermal Power Co., Ltd. (“Suzhou Thermal Power”) (viii)	PRC	Held indirectly	RMB 600,000,000	Construction, operation and management of electricity projects, and development and utilization of clean energy	53.45%	100%

Huaneng Qinmei Ruijin Power Generation Co., Ltd. (“Qinmei Ruijin Power Generation”) (x)	PRC	Held directly	RMB 1,819,846,598	Construction, operation, management of electricity projects, and development and utilization of clean energy	50%	100%

Tianjin Longye New Energy Co., Ltd.	PRC	Held directly	RMB 9,300,000	Design, construction and maintenance of solar power projects, and sale of photovoltaic modules	100%	100%

The subsidiaries above and the Group are all controlled by Huaneng Group before and after the acquisitions.

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2021, 2020 and 2019

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

9	Investments in subsidiaries (continued)

(iii)    Subsidiaries acquired from business combinations not under common control

				Business nature	Percentage of equity
	Country of	Type of	Registered	and scope	interest held
Name of subsidiary	incorporation	interest held	capital	of operations	Interest	Voting

Huaneng Weihai Power Generation Limited Liability Company (“Weihai Power”)	PRC	Held directly	RMB 1,822,176,621	Power generation	60%	60%

Huaneng Huaiyin Power Generation Co., Ltd.	PRC	Held indirectly	RMB 305,111,720	Power generation	100%	100%

Huade County Daditaihong Wind Power Utilization Limited Liability Company	PRC	Held directly	RMB 196,400,000	Wind power development and utilization	100%	100%

Huaneng Zhanhua Co-generation Limited Company	PRC	Held directly	RMB 190,000,000	Production and sale of electricity and thermal energy	100%	100%

Shandong Hualu Sea Transportation Limited Company	PRC	Held directly	RMB 100,000,000	Cargo transportation along domestic coastal areas, and goods storage	74%	74%

Huaneng Qingdao Port Limited Company	PRC	Held directly	RMB 219,845,009	Loading and conveying warehousing, conveying, water carriage materials supply	51%	51%

Huaneng Yunnan Diandong Energy Limited Liability Company	PRC	Held directly	RMB 9,654,092,100	Electricity project investment, power generation and sale, and coal exploitation and investment	100%	100%

Yunnan Diandong Yuwang Energy Limited Company	PRC	Held directly	RMB 6,796,510,000	Electricity project investment, power generation and sale, and coal exploitation and investment	100%	100%

Huaneng Luoyang Co-generation Limited Liability Company	PRC	Held directly	RMB 600,000,000	Production and sale of electricity and heating	80%	80%

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2021, 2020 and 2019

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

9Investments in subsidiaries (continued)

(iii) Subsidiaries acquired from business combinations not under common control (continued)

				Business nature	Percentage of equity
	Country of	Type of	Registered	and scope	interest held
Name of subsidiary	incorporation	interest held	capital	of operations	Interest	Voting
Huaneng Zhumadian Wind Power Generation Co., Ltd.	PRC	Held directly	RMB 259,028,000	Wind power generation, and new energy development and utilization	90%	90%

SinoSing Power	Singapore	Held directly	US$ 1,476,420,585	Investment holding	100%	100%

Tuas Power	Singapore	Held indirectly	S$ 1,433,550,000	Investment holding	100%	100%

Tuas Power Supply Pte. Ltd.	Singapore	Held indirectly	S$ 500,000	Power sale	100%	100%

TP Asset Management Pte. Ltd.	Singapore	Held indirectly	S$2	Rendering of environment engineering services	100%	100%

TPGS Green Energy Pte. Ltd.	Singapore	Held indirectly	S$1,000,000	Provision of utility services	75%	75%

Ruzhou Wind Power Generation Co., Ltd.	PRC	Held indirectly	RMB 133,800,000	Wind power and photovoltaic power generation	100%	100%

Hong Kong Energy (iv)	Hong Kong	Held indirectly	US$ 360,000,000	Investment	40%	100%

Huatai Power (iv)	Pakistan	Held indirectly	PKR 1,000,000	Power generation operation and maintenance	40%	100%

Ruyi Pakistan Energy (iv)	Pakistan	Held indirectly	US$ 360,000,000	Electric power production and sale	40%	100%

Shanxi Xiaoyi Economic Development Zone Huaneng Energy Service Co., Ltd. (“Shanxi Xiaoyi Energy”) (ix)	PRC	Held indirectly	RMB 100,000,000	Electricity sale, and sale of raw coal and processed coal	51%	100%

Huaneng Shandong Power Design Co., Ltd.** (“Shandong Power Design”) (iv)	PRC	Held indirectly	RMB 3,000,000	Power engineering design, technology consulting and detection test	76.55%	100%

Chongqing Tuobo Water Affairs Co., Ltd.** (i)	PRC	Held indirectly	RMB 10,000,000	Port management, port cargo handling and transportation	60%	100%

** These companies were newly acquired in 2021. The consideration of acquisition of these companies was zero, these business combinations were immaterial, both individually and in the aggregate, therefore, no further information was disclosed.

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2021, 2020 and 2019

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

9	Investments in subsidiaries (continued)

(iv)    Subsidiaries acquired from asset acquisitions

					Percentage of equity
	Country of			Business nature	interest held
Name of subsidiary	incorporation	Type of interest held	Registered capital	and scope of operations	Interest	Voting

Shangrao Hongyuan Power Co., Ltd	PRC	Held indirectly	RMB 397,800,000	Construction, operation and management of photovoltaic power projects	100%	100%

Poyang Luohong Power Co., Ltd.	PRC	Held indirectly	RMB 780,000,000	Investment, construction, operation and management of photovoltaic power projects	100%	100%

Shuozhou Taizhong Wind Power Limited Company	PRC	Held indirectly	RMB 362,703,300	Investment, construction, operation and management of wind power projects	99.46%	99.46%

Wuzhai Taizhong New Energy Wind Power Limited Company	PRC	Held indirectly	RMB 518,147,600	Investment, construction, operation and management of wind power projects	99.62%	99.62%

Xian Xvheng New Energy Limited Company	PRC	Held indirectly	RMB 549,530,000	Construction, operation and management of photovoltaic power projects	100%	100%
Licheng Yingheng Clean Energy Limited Company	PRC	Held indirectly	RMB 1,100,000,000	Construction, operation and management of photovoltaic power projects	100%	100%
Ruicheng Yaosheng Power Development Co., Ltd.	PRC	Held indirectly	RMB 405,880,000	Development, construction, management and operation of solar power projects	100%	100%
Ruicheng Ningsheng New Energy Co., Ltd.	PRC	Held indirectly	RMB 207,699,000	Development, construction, management and operation of solar power projects	100%	100%
Fanshi Nengyu Wind Power Co., Ltd.	PRC	Held indirectly	RMB 512,123,000	Development, construction, management and operation of wind power projects, and wind power generation	100%	100%
Dalian Chuanbo Haizhuang New Energy Co., Ltd. (i)	PRC	Held indirectly	RMB 10,000,000	Development, construction, management and operation of wind power projects, wind power generation	86.01%	100%
Henan Juhe New Energy Technology Co., Ltd.	PRC	Held directly	RMB 111,900,000	Technology promotion and application service industry	100%	100%
Xincai Juhe Wind Power Co., Ltd.	PRC	Held indirectly	RMB 111,600,000	Development, construction, management and operation of wind power projects, and wind power generation	100%	100%
Nanchang Tongshang New Energy Co., Ltd.	PRC	Held indirectly	RMB 110,000,000	New energy and energy-saving technology promotion, construction of solar and wind power projects, electronic product and mechanical equipment installation	100%	100%

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2021, 2020 and 2019

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

9	Investments in subsidiaries (continued)

(iv)Subsidiaries acquired from asset acquisitions (continued)

					Percentage of
	Country of	Type of interest	Registered	Business nature and	equity interest held
Name of subsidiary	incorporation	held	capital	scope of operations	Interest	Voting

Dashiqiao Baoneng Wind Power Generation Co., Ltd. ***	PRC	Held indirectly	RMB 1,000,000	Development, construction, management and operation of wind power projects, and wind power generation and sale	100%	100%

Dashiqiao Hongjing Wind Power Generation Co., Ltd. ***	PRC	Held directly	RMB 100,000	Development, construction, management and operation of wind power projects, and wind power generation and sale	100%	100%

Dashiqiao Guancheng New Energy Co., Ltd. ***	PRC	Held indirectly	RMB 1,000,000	Development and operation of new energy power projects	80%	80%

Dashiqiao Xintai New Energy Co., Ltd. ***	PRC	Held indirectly	RMB 10,000,000	Wind power generation, new energy technology promotion service	80%	80%

Dandong Kangyi Power Co., Ltd. ***	PRC	Held indirectly	RMB 1,000,000	Development and operation of new energy power projects	80%	80%

Hengfeng Jingluo Power Co., Ltd. ***	PRC	Held indirectly	RMB 98,000,000	Development, construction, management and operation of solar power projects	100%	100%

Huaneng (Loudi) New Energy Co., Ltd. ***	PRC	Held directly	RMB 1,000,000	Wind power generation, new energy technology promotion service	100%	100%

Huaneng Fengcheng New Energy Co., Ltd. ***	PRC	Held indirectly	RMB 1,320,000,000	Wind power generation, new energy technology promotion service	70%	70%

Huanggang Huangmei Xiaochi Jingsheng Power Generation Co., Ltd. ***	PRC	Held indirectly	RMB 164,920,000	Development and operation of new energy power projects	100%	100%

Huanggang Huangmei Xiaochi Yuyang New Energy Development Co., Ltd. ***	PRC	Held indirectly	RMB 164,920,000	Development and operation of new energy power projects	100%	100%

Huanghua Yongyao New Energy Co., Ltd. ***	PRC	Held indirectly	RMB 20,000,000	Development and operation of new energy power projects	100%	100%

Huanghua Younaite Guangmei New Energy Co., Ltd. ***	PRC	Held indirectly	RMB 20,000,000	Development and operation of new energy power projects	100%	100%

Weixian Zeen Vegetable Planting Co., Ltd. ***	PRC	Held indirectly	RMB 6,000,000	Vegetable planting and sale, agricultural marketing sales and development, construction, management and operation of solar power projects	100%	100%

Yingkou Changhao New Energy Co., Ltd. ***	PRC	Held indirectly	RMB 1,000,000	New energy and energy-saving technology promotion, construction of solar and wind power projects, electronic product and mechanical equipment installation	80%	80%

Yingkou Shangdian New Energy Co., Ltd. ***	PRC	Held indirectly	RMB 1,000,000	Electric power production and sale	100%	100%

Hangzhou Hengyang Power Co., Ltd. *** (“Hangzhou Hengyang”) (xiv)	PRC	Held indirectly	RMB 461,800,000	Development, construction, management and operation of solar power projects	49%	100%

Xishui Hengtai Power Co., Ltd. *** (“Hengtai Power”) (xiv)	PRC	Held indirectly	RMB 226,282,000	Development, construction, management and operation of solar power projects	49%	100%

*** These companies were newly acquired in 2021.

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2021, 2020 and 2019

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

9	Investments in subsidiaries (continued)

Notes:

(i)	These companies are subsidiaries of the non-wholly owned subsidiaries controlled by the Company, so the voting right percentage of these companies are bigger than the interest percentage held by the Group.
(ii)	According to its articles of association, the other shareholder who holds the remaining equity interests of Shidongkou Power entrusts the Group to exercise all its voting rights in relation to the operation and financial policies of Shidongkou Power. Accordingly, the Group has control over Shidongkou Power.
(iii)	According to the voting in concert agreement entered into between the Group and another shareholder with 27.39% equity interests in Nanjing Combined Cycle Co-generation, the shareholder agreed to vote the same in respect of profit distribution decisions made by the Company. As a result, the Group has control over Nanjing Combined Cycle Co-generation.
(iv)	These companies are subsidiaries of Shandong Power. The Company holds 80% interests in Shandong Power. Thus, the Group indirectly holds interests in these companies through their parent company.

According to the voting in concert agreement entered into among Shandong Power and another equity holder of Ruyi Coal Power, the other equity holder agreed to vote the same in respect of significant financial and operating decisions made by Shandong Power. As a result, the Company has control over Ruyi Coal Power.

Jiaxiang Power, Qufu Co-generation, Jining Co-generation, Weishan New Energy and Helan New Energy are wholly-owned subsidiaries of Ruyi Coal Power, a 50% owned subsidiary of Shandong Power. Therefore, the Group indirectly holds 40% interests in the above-mentioned five subsidiaries.

Shandong Power directly holds 72% interests in Shandong Fuel Company and Shandong Maintenance Company; meanwhile, Shandong Power indirectly holds a total of 23.68% equity interests and 28% voting rights in Shandong Fuel Company and Shandong Maintenance Company respectively through its own subsidiaries. Thus, the Company indirectly holds 76.55% interests and 100% voting rights in Shandong Maintenance Company, Shandong Fuel Company. Shandong Power Design is a wholly-owned subsidiary of Shandong Maintenance Company, so the Company indirectly holds 76.55% interests of Shandong Power Design.

The Company directly holds 44% equity interests in Rizhao Power and Shandong Power directly holds 56% interests in Rizhao Power. Thus, the Company holds 88.8% interests in Rizhao Power and its subsidiary, Wulian New Energy.

According to the voting in concert agreement entered into between Hong Kong Investment, who holds 50% equity interests of Hong Kong Energy, and the other shareholder of Hong Kong Energy, the other shareholder agreed to vote the same in respect of significant financial and operating decisions made by Hong Kong Investment. As a result, the Group has control over Hong Kong Energy and its subsidiaries including Huatai Power and Ruyi Pakistan Energy.

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2021, 2020 and 2019

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

9	Investments in subsidiaries (continued)

Notes: (continued)

(v)	According to the investment cooperation agreement and articles of association signed by Jilin Power and another shareholder of Zhenlai Photovoltaic Power, the shareholder enjoys fixed operating income and waives all management rights within a certain operating period. Therefore, the Group has control over Zhenlai Photovoltaic Power.
(vi)	Pursuant to an agreement entered into between the Company and another shareholder of Beijing Co-generation, the Company is entrusted to vote the 25% voting rights held by the other shareholder as long as the Group remains as the largest shareholder of Beijing Co-generation. Thus, the Group has majority voting rights required by the articles of association to control the operation and financial policies of Beijing Co-generation. Accordingly, the Group has control over Beijing Co-generation.
(vii)	According to the voting in concert agreement entered into between the Group and one shareholder with 10% equity interests in Chaohu Power, the shareholder agreed to vote the same in respect of significant financial and operating decisions made by the Group. As a result, the Group has control over Chaohu Power.
(viii)	According to the voting in concert agreement entered into between the Group and the other two shareholders of Suzhou Thermal Power, the shareholders agreed to vote the same in respect of significant financial and operating decisions made by the Group. As a result, the Group has control over Suzhou Thermal Power.
(ix)	In 2016, the Group accounted for the investment in Shanxi Xiaoyi Energy as a joint venture. On 15 February 2017, the Group entered into an agreement with the other shareholder with 49% equity interests in Shanxi Xiaoyi Energy who agreed to vote the same in respect of significant financial and operating decisions made by the Group. As a result, the Group has had control over Shanxi Xiaoyi Energy since February 2017.
(x)	In 2019, the Company’s equity interest in Qinmei Ruijin Power Generation decreased from 100% to 50% due to capital injection from a third-party shareholder. On 28 December 2019, the Company entered into a voting in concert agreement with the other shareholder, and the other shareholder agreed to vote the same in respect of significant financial and operating decisions. As a result, the Company still has control over Qinmei Ruijin Power Generation.
(xi)	According to the voting in concert agreement entered into between the Group and another shareholder with 49% equity interests in Jiyuan Energy Sales, the shareholder agreed to vote the same in respect of significant financial and operating decisions made by the Group. As a result, the Group has control over Jiyuan Energy Sales.

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2021, 2020 and 2019

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

9	Investments in subsidiaries (continued)

Notes: (continued)

(xii)	According to the articles of association signed by Jiangsu Energy Development, a wholly owned subsidiary of the Company, and other shareholders of Sheyang New Energy, Jiangsu Energy Development enjoys 70% voting rights. Therefore, the Group has control over Sheyang New Energy.
(xiii)	According to the voting in concert agreement entered into between the Group and one shareholder with 35% equity interests in Daishan Wind Power, the shareholder agreed to vote the same in respect of significant financial and operating decisions made by the Group. As a result, the Group has control over Daishan Wind Power.
(xiv)	According to the voting in concert agreement entered into between the Group and another shareholder with 51% equity interests in Hangzhou Hengyang, the shareholder agreed to vote the same in respect of significant financial and operating decisions made by the Group. As a result, the Group has control over Hangzhou Hengyang and its wholly-owned subsidiary Hengtai Power.
(xv)	The investment purpose of the other shareholder of Yujun New Energy with 55% equity is strategic investment, not for the purpose of leading the daily business activities of Yujun New Energy. Accordingly, the Group controls business activities of Yujun New Energy through the voting rights of the shareholders’ meeting and the board of directors regarding the relevant resolutions. As a result, the Group has control over Yujun New Energy and its wholly-owned subsidiary Hanhao New Energy.
(xvi)	The investment purpose of the other shareholder of Huaqing New Energy with 55% equity strategic investment, not for the purpose of leading the daily business activities of Huaqing New Energy. Accordingly, the Group controls business activities of and Huaqing New Energy through the voting rights of the shareholders’ meeting and the board of directors regarding the relevant resolutions. As a result, the Group has control over Huaqing New Energy and its wholly-owned subsidiary Shunyi New Energy.

10	Other equity instrument investments

	31 December 2021	31 December 2020
Equity securities designated at FVOCI (non-recycling)
Listed equity investments at fair value	6,865	6,662
Unlisted equity investments at fair value
7.89% of Ganlong Double-track Railway Co., Ltd.	457,292	504,309
Others	264,913	153,975
Subtotal	722,205	658,284

Total	729,070	664,946

The above equity investments were irrevocably designated as at fair value through other comprehensive income as the Group considers these investments to be strategic in nature.

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2021, 2020 and 2019

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

11	Power generation licenses

The movements in the carrying amount of power generation license during the years are as follows:

	2021	2020

Beginning of the year	3,954,983	4,149,468

Movement:
Currency translation differences	(171,227)	(194,485)

End of the year	3,783,756	3,954,983

The Group acquired the power generation license in connection with the acquisition of Tuas Power. The power generation license was initially recognized at fair value at the acquisition date. Tuas Power operates power plants in Singapore pursuant to the license granted by the Energy Market Authority for a period of 30 years from 2003 until 2032. The license was extended to 2044 during 2011 with minimal costs and is subject to further renewal. The Group expects that the applicable rules and regulations surrounding the renewal can be complied with based on the current market framework. The Group assessed the useful life of the power generation license at 31 December 2021 to be indefinite and therefore the license is not amortized.

Impairment test of a power generation license

The power generation license belongs to and has been assigned to Tuas Power, a CGU. There was no impairment provided for the power generation license for the year ended 31 December 2021 (2020: Nil). For key assumptions used for value-in-use calculations, please refer to Note 14 for details.

12	Mining rights

The movements in the carrying amount of mining rights during the years are as follows:

	2021	2020

Beginning of the year
Cost	2,506,867	2,472,886
Accumulated impairment losses	(895,381)	(895,381)

Net book value	1,611,486	1,577,505

Movements:
Addition	—	33,981

End of the year	1,611,486	1,611,486

Cost	2,506,867	2,506,867
Accumulated impairment losses	(895,381)	(895,381)

Net book value	1,611,486	1,611,486

In 2021, no impairment losses for mining rights (2020: Nil) have been recognized.

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2021, 2020 and 2019

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

13	Derivative financial instruments

Details of derivative financial instruments are as follows:

	As at 31 December
	2021	2020
Derivative financial assets
- Hedging instruments for cash flow hedge (fuel swap contracts)	669,959	184,458
- Hedging instruments for cash flow hedge (exchange forward contracts)	52,252	275

Total	722,211	184,733

Less: non-current portion
- Hedging instruments for cash flow hedge (fuel swap contracts)	20,516	74,551
- Hedging instruments for cash flow hedge (exchange forward contracts)	49,237	3

Total non-current portion	69,753	74,554

Current portion	652,458	110,179

Derivative financial liabilities
- Hedging instruments for cash flow hedge (fuel swap contracts)	16,328	45,111
- Hedging instruments for cash flow hedge (exchange forward contracts)	14,201	68,853
- Hedging instruments for cash flow hedge (interest rate swap contracts)	109,828	181,037

Total	140,357	295,001

Less: non-current portion
- Hedging instruments for cash flow hedge (fuel swap contracts)	4,383	10,358
- Hedging instruments for cash flow hedge (exchange forward contracts)	1,777	17,551
- Hedging instruments for cash flow hedge (interest rate swap contracts)	93,163	160,230

Total non-current portion	99,323	188,139

Total current portion	41,034	106,862

For the years ended 31 December 2021 and 2020, no material ineffective portion arising from cash flow hedges was recognized in profit or loss.

TPG uses foreign currency forward contracts which are designated as hedging instruments in cash flow hedges of purchase in USD. It also uses fuel oil swap contracts to hedge its fuel price risk arising from highly probable forecast purchases of fuel purchases.

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2021, 2020 and 2019

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

13	Derivative financial instruments (continued)

TPG uses various interest rate swap contracts to hedge floating semi-annual interest payments on borrowings with maturity dates up to 2021. TPSTMWR also uses various interest rate swap contracts to hedge floating quarterly interest payments on borrowings with maturity dates up to 2044. The notional principal amount of these outstanding interest rate swap contracts at 31 December 2021 was S$139 million (RMB equivalent of RMB658 million) (2020: S$142 million (RMB equivalent of RMB700 million)). Through these arrangements, TPG and TPSTMER swapped original floating interest (6-month SOR and 3-month SOR) to annual fixed interest determined by individual swap contracts. These interest rate swap contracts are settled quarterly from September 2018 to June 2044. As at 31 December 2021, the remaining interest rate swap contracts were carried on the consolidated statement of financial position as financial liabilities of RMB110 million (2020: financial liabilities of RMB181 million).

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

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2021, 2020 and 2019

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

13	Derivative financial instruments (continued)

The analysis of contractual cash inflows/(outflows) of major derivative financial instruments is as follows:

			Maturity
	Carrying	Contractual		Between 1 and
	amounts	cash flows	Within 1 year	5 years	After 5 years
As at 31 December 2021
Derivative financial assets
Fuel derivatives used for hedging (net settlement)	669,959	669,959	649,443	20,516	—

Forward exchange contracts used for hedging
- inflows		4,747,875	634,806	4,113,069	—
- outflows		(4,665,114)	(632,358)	(4,032,756)	—

	52,252	82,761	2,448	80,313	—

Derivative financial liabilities
Fuel derivatives used for hedging (net settlement)	(16,328)	(16,328)	(11,945)	(4,383)	—

Forward exchange contracts used for hedging
- inflows		1,521,083	1,198,204	322,879	—
- outflows		(1,536,817)	(1,212,445)	(324,372)	—

	(14,201)	(15,734)	(14,241)	(1,493)	—

Net-settled interest rate swaps used for hedging
- net cash outflows	(109,828)	(150,323)	(32,683)	(36,821)	(80,819)

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2021, 2020 and 2019

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

13	Derivative financial instruments (continued)

The analysis of contractual cash inflows/(outflows) of major derivative financial instruments are as follows (continued):

			Maturity
	Carrying	Contractual		Between 1 and
	amounts	cash flows	Within 1 year	5 years	After 5 years
As at 31 December 2020
Derivative financial assets
Fuel derivatives used for hedging (net settlement)	184,458	184,458	109,907	74,551	—

Forward exchange contracts used for hedging
- inflows		304,090	302,424	1,666	—
- outflows		(303,780)	(302,120)	(1,660)	—

	275	310	304	6	—

Derivative financial liabilities
Fuel derivatives used for hedging (net settlement)	(45,111)	(45,111)	(34,753)	(10,358)	—

Forward exchange contracts used for hedging
- inflows		1,918,752	1,498,700	420,052	—
- outflows		(1,986,755)	(1,549,515)	(437,240)	—

	(68,853)	(68,003)	(50,815)	(17,188)	—

Net-settled interest rate swaps used for hedging
- net cash outflows	(181,037)	(230,534)	(37,564)	(69,890)	(123,080)

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2021, 2020 and 2019

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

14	Goodwill

The movements of goodwill during the years are as follows:

	2021	2020

Beginning of the year

Cost	18,765,535	19,292,497
Accumulated impairment losses	(4,027,519)	(3,357,542)

Net book value	14,738,016	15,934,955

Movements:
Business combination	—	12,615
Impairment charge for the year	—	(685,036)
Currency translation differences - cost	(475,051)	(539,577)
Currency translation differences - impairment	13,259	15,059

End of the year	14,276,224	14,738,016

Cost	18,290,484	18,765,535
Accumulated impairment losses	(4,014,260)	(4,027,519)

Net book value	14,276,224	14,738,016

Impairment tests for goodwill

In the impairment assessment of the Group, goodwill is allocated to a CGU or CGUs that are expected to benefit from the synergies of the business combination and is allocated to the relevant CGUs based on operating areas. The CGUs are consistent with those used on the purchase dates and in the impairment tests in previous years. The carrying amounts of the major goodwill allocated to individual CGUs are as follows:

	2021	2020

PRC power segment:
Yunhe Power	295,001	295,001
Linyi Power	382,500	382,500
Wuhan Power	518,484	518,484
Liaocheng Co-generation	429,750	429,750

Overseas segment:
Tuas Power	10,204,634	10,666,426

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2021, 2020 and 2019

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

14	Goodwill (continued)

Impairment tests for goodwill (continued)

The recoverable amount of a CGU is determined based on value-in-use calculations. The cash flow projections of CGUs are based on management’s forecasted cash flows in the next five years. Based on existing production capacity, the domestic subsidiaries of the Company expect cash flows beyond such periods will be similar to that in the 5th year and thus a zero terminal growth rate is utilized in the forecasts. For Tuas Power, cash flows beyond the 5th year are extrapolated using a terminal growth rate of 2.0%, which is not greater than the forecasted growth rate as stipulated in the relevant report issued by the Energy Market Authority of Singapore (“EMA”).

Pre-tax discount rates used for value-in-use calculations:

	2021	2020
Yunhe Power	7.78%	8.98%
Linyi Power	7.89%	9.00%
Wuhan Power	8.95%	8.94%
Liaocheng Co-generation	7.90%	8.90%
Tuas Power	8.55%	8.40%

Key assumptions used for value-in-use calculations:

For goodwill of domestic CGUs, the key assumptions applied in the impairment tests include the expected future sales volumes (power generation hours), fuel prices and discount rate. Management determined these assumptions based on past performance and its expectations on market development. The discount rates used reflect specific risks relating to individual CGUs. Based on the impairment assessment, no impairment was recognized in 2021 (2020: Yuhe Power, Linyi Power, Liaocheng Co-generation, Huaneng Shandong Power Generation Co., Ltd.Yantai Power Plant (“Yantai Power Plant”) and Yichun Thermal Power recognized RMB405 million, RMB159 million, RMB66 million, RMB31 million and RMB24 million, of impairment losses of goodwill respectively).

For the goodwill allocated to Tuas Power, the key assumptions applied in the impairment model include the expected future sales volume, gross margin, terminal growth rate and discount rate. Management determined these key assumptions based on past performance and its expectations on market development.

The EMA released its Singapore Electricity Market Outlook (“SEMO 2021”) on 10 November 2021, stating that the annual system demand and system peak demand are projected to grow at a CAGR of between 2.80% and 3.2% over the next 10 years, from 2022 to 2032, taking into account various factors including demographic, climate and economic impacts as well as projected demand from new high-growth sectors such as data centres. According to SEMO 2021 report, the compound annual growth rate of the electricity market from 2009 to 2020 was about 2.2%. The market share of Singapore Tuas Power in Singapore has remained stable, with the market share ratios being 20.7%, 21.4% and 19.2% in 2019, 2020 and 2021, respectively. The sales volumes of Singapore Tuas Power from 2021 to 2025 are forecasted based on its past performance, and a terminal growth rate of 2% (2020: 2%) is utilized in the forecast.

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2021, 2020 and 2019

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

14	Goodwill (continued)

Key assumptions used for value-in-use calculations (continued):

Management used the after-tax discount rate for the power generation industry for 2021 and 2022 published by the EMA in November 2020 to calculate the pre-tax discount rate used for value-in-use calculations of Tuas Power, which is 8.55% for the year ended 31 December 2021 (2020: 8.40%).

According to the impairment assessment, there was no impairment provided for the goodwill of Tuas Power for the year ended 31 December 2021 (2020: Nil). In 2021 and 2020, the fluctuation of goodwill in respect of Tuas Power was due to currency translation differences.

For the goodwill allocated to the CGU in Singapore, management has assessed that one of the most sensitive key assumptions is the pre-tax discount rate which was arrived at based on weighted average cost of capital. An absolute increase in the pre-tax discount rate of 0.5% (31 December 2020: 0.5%) would result in a decrease of approximately RMB1,857 million (31 December 2020: RMB1,691 million) in the recoverable amount of the CGU.

For the goodwill allocated to CGUs in the PRC, management has assessed that two of the most sensitive key assumptions are future sales volume and fuel price. If future sales volume had decreased by 1% or 5% from management’s estimates, while other variables stay constant with the expectations, the Group would have to recognize impairment against goodwill by approximately RMB103 million and RMB1,231 million (31 December 2020: RMB279 million and RMB1,723 million), respectively. If fuel price had increased by 1% or 5% from management’s estimates, while other variables stay constant with the expectations, the Group would have to recognize impairment against goodwill by approximately RMB264 million and RMB2,075 million (31 December 2020: RMB488 million and RMB2,588 million), respectively.

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2021, 2020 and 2019

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

15	Other non-current assets

Details of other non-current assets are as follows:

	As at 31 December
	2021	2020
Finance lease receivables (i) (note 40)	8,664,550	9,431,733
VAT recoverable	6,213,495	5,526,256
Prepayments for pre-construction cost	479,138	438,167
Intangible assets (ii)	632,639	643,486
Prepaid connection fees	28,598	33,041
Contract assets	837,559	736,568
Others(iii)	2,200,026	1,728,332

Total	19,056,005	18,537,583

Notes:

(i)	Ruyi Pakistan Energy entered into a power purchase agreement with CPPA-G to sell all of the electricity produced with a regulated tariff mechanism approved by the National Electric Power Regulatory Authority. In accordance with the power purchase agreement and tariff mechanism, almost all the risks and rewards in relation to the power assets were in substance transferred to CPPA-G and therefore were accounted for as a finance lease to CPPA-G. Please refer to Note 40 for other details of finance lease receivables.
(ii)	The intangible assets primarily consist of software, patented technologies, etc. In 2021, there was no impairment provided for the intangible assets (2020: Nil).
(iii)	Included in others, there was an asset amounting to RMB110 million as at 31 December 2021 (31 December 2020: RMB110 million) which related to the acquisition of Huangtai #8 Power Plant. As at 31 December 2021, the Group recognized the impairment on afore-mentioned asset amounting to RMB110 million (31 December 2020: RMB55 million).

Included in others, there was an asset amounting to RMB485 million as at 31 December 2021 (31 December 2020: RMB485 million) which related to the funding receivables to Huangtai #8 Power Plant. As at 31 December 2021, the Group recognized the impairment on afore-mentioned asset amounting to RMB110 million (31 December 2020: nil).

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

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2021, 2020 and 2019

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

16	Inventories

Inventories comprised:

	As at 31 December
	2021	2020

Fuel for power generation	15,598,354	5,327,750
Material and supplies	1,395,459	1,473,355

	16,993,813	6,801,105
Less: provision for inventory obsolescence	169,382	198,646

Total	16,824,431	6,602,459

Movements of provision for inventory obsolescence during the years are analyzed as follows:

	2021	2020

Beginning of the year	(198,646)	(187,427)
Provision	(1,583)	(43,993)
Reversal	1,825	917
Write off*	23,365	25,378
Currency translation differences	5,657	6,479

End of the year	(169,382)	(198,646)

* In 2021, approximately RMB23 million provision was written-off for the material and supplies which was provided for inventory provision in former years

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2021, 2020 and 2019

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

17	Other receivables and assets

Other receivables and assets comprised the following:

	As at 31 December
	2021	2020

Prepayments for inventories	4,002,491	1,222,785
Prepaid income tax	695,156	133,090
Others	436,411	335,189

Subtotal of prepayments	5,134,058	1,691,064

Less: Loss allowance	2,638	2,638

Total prepayments, net	5,131,420	1,688,426

Dividends receivable	206,539	50,000
Receivables from sales of fuel	179,712	249,852
Others (Note i)	3,362,070	2,222,593

Subtotal of other receivables	3,748,321	2,522,445

Less: Loss allowance	220,826	187,675

Total other receivables, net	3,527,495	2,334,770

VAT recoverable	5,109,848	2,428,315
Finance lease receivables (Note 40)	550,594	478,666
Designated loan to joint ventures	75,100	304,306
Others	369,090	138,209

Subtotal other assets	6,104,632	3,349,496

Less: Loss allowance	64,615	64,615

Total other assets, net	6,040,017	3,284,881

Gross total	14,987,011	7,563,005

Net total	14,698,932	7,308,077

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2021, 2020 and 2019

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

17	Other receivables and assets (continued)

Note i: Included in others, there were advances amounting to RMB462 million as at 31 December 2021 (31 December 2020: RMB222 million) which were due from Huangtai #8 Power Plant with indefinite repayment terms. For the year ended 31 December 2021, Huangtai Power, a subsidiary of the Company, paid total advances amounting to RMB240 million on behalf of Huangtai #8 Power Plant (for the year ended 31 December 2020: received total repayments amounting to RMB10 million).

Please refer to Note 35 for details of other receivables and assets due from the related parties. The Group does not hold any collateral or other credit enhancements over its other receivables. The other receivables are non-interest-bearing.

The gross amounts of other receivables are denominated in the following currencies:

	As at 31 December
	2021	2020

RMB	2,832,004	1,945,945
S$(RMB equivalent)	352,138	102,484
US$(RMB equivalent)	39,495	16,585
PKR (RMB equivalent)	524,684	457,431

Total	3,748,321	2,522,445

Movements of provision for loss allowance during the years are analyzed as follows:

	2021	2020

Beginning of the year	(254,928)	(55,169)
Provision	(55,217)	(148,976)
Reversal	189	18
Write-off	3,101	3,559
Others	—	(62,772)
Currency translation differences	18,776	8,412

End of the year	(288,079)	(254,928)

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2021, 2020 and 2019

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

18	Accounts and notes receivable

Accounts and notes receivable comprised the following:

	As at 31 December
	2021	2020

Accounts receivable	40,274,603	30,045,678
Notes receivable	3,743,482	8,325,966

	44,018,085	38,371,644

Less: Loss allowance	140,088	155,929

Total	43,877,997	38,215,715

Analyzed into:
Accounts receivable
- At amortized cost	39,996,822	28,789,790
- At fair value through other comprehensive income
	277,781	1,255,888
Notes receivable
- At amortized cost	3,743,482	8,325,966

In November 2020, the Group’s subsidiary, Shandong Power, entered into two agreements of single assets management plans (the “Assets Management Plans”) with Yingda Securities Co., Ltd. Under the Assets Management Plans, the Group is not exposed to default risks of the accounts receivable after the transfer. Subsequent to the transfer, the Group did not retain any rights on the use of the accounts receivable, including the sale, transfer or pledge of the accounts receivable to any other third parties.As at 31 December 2021, one of the Assets Management Plans expired. The original carrying value in aggregate of the accounts receivable transferred and derecognized under the arrangement that have not been settled as at 31 December 2021 was RMB220 million (2020: RMB1,220 million).

During the year ended 31 December 2021, the Group recognized RMB14.86 million loss on the date of transfer of the accounts receivable (2020: RMB41.48 million).

The gross amounts of accounts receivable and notes receivable are denominated in the following currencies:

	As at 31 December
	2021	2020

RMB	39,818,368	35,113,954
S$(RMB equivalent)	1,177,499	996,686
US$(RMB equivalent)	85,595	21,640
PKR (RMB equivalent)	2,936,623	2,239,364

Total	44,018,085	38,371,644

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2021, 2020 and 2019

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

18	Accounts and notes receivable (continued)

The Group usually grants credit periods of about one month to domestic local power grid customers from the end of the month in which the sales are made. SinoSing Power provides credit periods that range from 5 to 60 days from the dates of billing. Certain accounts receivable of Singapore subsidiaries are backed by bankers’ guarantees and/or deposits from customers. It is not practicable to determine the fair value of the collateral that corresponds to these accounts receivable. Due to the cash flow difficulties caused by COVID-19, the credit period of accounts receivable from CPPA-G by Ruyi Pakistan Energy increased from one month to five months.

As at 31 December 2021, no accounts receivable were pledged to banks as collateral for loans (2020: Nil).

The Group, except for Singapore subsidiaries, does not hold any collateral or other credit enhancements over its accounts receivable. The accounts receivable are non-interest-bearing.

For the collateral of notes receivable, please refer to Note 26 for details.

Movements of loss allowance during the years are analyzed as follows:

	2021	2020
Beginning of the year	(155,929)	(195,320)
Provision	(22,096)	(24,105)
Reversal	36,586	441
Write-off	925	20
Others	—	62,772
Currency translation differences	426	263

End of the year	(140,088)	(155,929)

An ageing analysis of accounts and notes receivable based on the invoice date was as follows:

	As at 31 December
	2021	2020
Within 1 year	43,683,311	37,966,985
Between 1 to 2 years	114,471	174,604
Between 2 to 3 years	59,241	86,388
Over 3 years	161,062	143,667

Total	44,018,085	38,371,644

As at 31 December 2021, the maturity period of the notes receivable ranged from 1 to 12 months (2020: from 1 to 12 months).

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2021, 2020 and 2019

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

19       Share capital

	2021		2020
	Number of shares	Share capital	Number of shares	Share capital
		RMB ’000		RMB ’000

As at 1 January
A shares	10,997,709,919	10,997,710	10,997,709,919	10,997,710
Overseas listed foreign shares	4,700,383,440	4,700,383	4,700,383,440	4,700,383

Subtotal	15,698,093,359	15,698,093	15,698,093,359	15,698,093

Issuance of new shares	—	—	—	—

As at 31 December
A shares	10,997,709,919	10,997,710	10,997,709,919	10,997,710
Overseas listed foreign shares	4,700,383,440	4,700,383	4,700,383,440	4,700,383

Total	15,698,093,359	15,698,093	15,698,093,359	15,698,093

20	Other equity instruments
(a)	Other equity instruments as at 31 December 2021

			Initial
Type of	Issuance		Distribution					Conversion	Conversion
Instruments	Date	Category	Rate	Issue Price	Number	Par Value	Initial Period	Condition	Result
				RMB ’000		RMB ’000
Bond B	September 2017	Equity Instrument	5.17%	0.1	25,000,000	2,500,000	5 years	None	None
Yingda Insurance Financing Plan (1st)	September 2018	Equity Instrument	5.79%	—	—	3,283,000	8 years	None	None
Yingda Insurance Financing Plan (2nd)	September 2018	Equity Instrument	5.79%	—	—	827,000	8 years	None	None
Yingda Insurance Financing Plan (3rd)	September 2018	Equity Instrument	5.79%	—	—	890,000	8 years	None	None
China Life Financing Plan (1st)	September 2019	Equity Instrument	5.05%	—	—	2,070,000	8 years	None	None
PICC Financing Plan (1st)	September 2019	Equity Instrument	5.10%	—	—	930,000	10 years	None	None
2019 medium-term notes (2nd)	October 2019	Equity Instrument	4.08%	0.1	20,000,000	2,000,000	3 years	None	None
2019 medium-term notes (3rd)	October 2019	Equity Instrument	4.05%	0.1	20,000,000	2,000,000	3 years	None	None
China Life Financing Plan (2nd)	October 2019	Equity Instrument	5.05%	—	—	2,260,000	8 years	None	None
PICC Financing Plan (2nd)	October 2019	Equity Instrument	5.10%	—	—	1,740,000	10 years	None	None
2019 medium-term notes (4th)	November 2019	Equity Instrument	4.15%	0.1	25,000,000	2,500,000	3 years	None	None
2019 medium-term notes (4th)	November 2019	Equity Instrument	4.53%	0.1	15,000,000	1,500,000	5 years	None	None
Bond C	March 2020	Equity Instrument	3.58%	0.1	20,000,000	2,000,000	3 years	None	None
Bond D	March 2020	Equity Instrument	3.85%	0.1	10,000,000	1,000,000	5 years	None	None
2020 medium-term notes (1st)	April 2020	Equity Instrument	3.18%	0.1	30,000,000	3,000,000	3 years	None	None
China Life Financing Plan (3rd)	April 2020	Equity Instrument	4.75%	—	—	3,570,000	8 years	None	None
PICC Financing Plan (3rd)	April 2020	Equity Instrument	4.75%	—	—	930,000	10 years	None	None
Bond E	April 2020	Equity Instrument	3.09%	0.1	25,000,000	2,500,000	3 years	None	None
2020 medium-term notes (2nd)	June 2020	Equity Instrument	3.60%	0.1	35,000,000	3,500,000	3 years	None	None
2020 medium-term notes (3rd)	August 2020	Equity Instrument	3.99%	0.1	20,000,000	2,000,000	3 years	None	None
PICC Financing Plan (4th)	August 2020	Equity Instrument	4.60%	—	—	3,000,000	10 years	None	None
Bond F	September 2020	Equity Instrument	4.38%	0.1	30,000,000	3,000,000	3 years	None	None
2020 medium-term notes (4th)	September 2020	Equity Instrument	4.40%	0.1	10,000,000	1,000,000	3 years	None	None
Total						48,000,000

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2021, 2020 and 2019

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

20Other equity instruments (continued)

(b)	Major provisions

In 2017, the Company issued two tranches of perpetual corporate bonds with net proceeds of approximately RMB2,500 million and RMB2,500 million, respectively. The perpetual corporate bonds are issued at par value with initial distribution rates of 5.05% and 5.17%. The interest of the perpetual corporate bonds is recorded as distributions, which are paid annually in arrears in September in each year and may be deferred at the discretion of the Company unless compulsory distribution payment events (e.g. distributions to ordinary shareholders of the Company or reduction of the registered capital of the Company) occur. The Company has the right to defer current interest and all deferred interest. The perpetual corporate bonds have no fixed maturity date and are callable at the Company’s discretion in whole in August 2020 and 2022 respectively, and the payment of the principal may be deferred for each renewal period to 3 and 5 years respectively. The applicable distribution rate will be reset on the first call date and in each renewal period after the first call date, to the sum of the applicable benchmark interest rate, the initial spread and 300 basis points per annum. On the first call date of bond A in September 2020, the Company decided to exercise the callable option. The bond was redeemed in whole on 25 September 2020.

In 2018, the Company issued three tranches of Yingda Insurance Financing Plan (the “Yingda plan”) with aggregate proceeds of RMB5,000 million. The Yingda plan has no fixed period with an initial distribution rate of 5.79%. The interest of the financing plan is recorded as distributions, which are paid annually in arrears in June and December in each year and may be deferred at the discretion of the Company unless compulsory payment events (e.g. distributions to ordinary shareholders of the Company or reduction of the registered capital of the Company) occur. The Company has the right to defer current interest and all deferred interest. The Yingda plan has no fixed maturity date and is callable at the Company’s discretion in whole at each distribution date after the 8th year of issuance, or the payment of the principal may be deferred at each distribution date mentioned above. The applicable distribution rate will be reset during the period from the 9th to the 11th years after the issuance, the period from the 11th to the 13th years after the issuance and the 13th year onwards after the issuance, to the higher of the initial distribution rate plus 300 basis points and the 10-year treasury bond yield in the 9th year after the issuance plus 600 basis points, the higher of the initial distribution rate plus 600 basis points and the 10-year treasury bond yield in the 11th year after the issuance plus 900 basis points and the higher of the initial distribution rate plus 900 basis points and the 10-year treasury bond yield in the 13th year after the issuance plus 1,200 basis points, respectively. As at 24 November 2021, the Company signed a supplement agreement with regard to amending the clause of the applicable distribution rate. The applicable distribution rate will be reset during the period from the 9th year after the issuance, to the basis rate plus 300 basis points, and will remain 8.79% afterwards.

In 2019, the Company issued two tranches of China Life Financing Plan (the “China Life plan”) with aggregate proceeds of RMB4,330 million. The China Life plan has no fixed period with an initial distribution rate of 5.05%. The interest of the China Life plan are recorded as distributions, which are paid annually in arrears in March, June, September and December in each year and may be deferred at the discretion of the Company unless compulsory payment events (distributions to ordinary shareholders of the Company or reduction of the registered capital of the Company) occur. The Company has the right to defer current interest and all deferred interest. The China Life plan has no fixed maturity date and is callable at the Company’s discretion in whole at each distribution date after the 8th year of issuance, or the payment of the principal may be deferred at each distribution date mentioned above. The applicable distribution rate will be reset during the period from the 9th year after the issuance, to the basis rate plus 300 basis points, and will remain 8.05% afterwards.

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2021, 2020 and 2019

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

20	Other equity instruments (continued)
(b)	Major provisions (continued)

In 2019, the Company issued two tranches of PICC Financing Plan (“the PICC plan”) with aggregate proceeds of RMB2,670 million. The PICC plan has no fixed period with an initial distribution rate of 5.10%. The interest of the PICC plan is recorded as distributions, which are paid annually in arrears in March, June, September and December in each year and may be deferred at the discretion of the Company unless compulsory payment events (distributions to ordinary shareholders of the Company or reduction of the registered capital of the Company) occur. The Company has the right to defer current interest and all deferred interest. The PICC plan has no fixed maturity date and IS callable at the Company’s discretion in whole at each distribution date after the 10th year of issuance, or the payment of the principal may be deferred at each distribution date mentioned above. The applicable distribution rate will be reset during the period from the 11th year after the issuance, to the basis rate plus 300 basis points, and will remain 8.10% afterwards.

In October 2019, the Company issued two tranches of medium-term notes with net proceeds of approximately RMB2,000 million and RMB2,000 million, respectively. The medium-term notes are issued at par value with initial distribution rates of 4.08% and 4.05%. The interest of the medium-term notes is recorded as distributions, which are paid annually in arrears in October in each year and may be deferred at the discretion of the Company unless compulsory distribution payment events (distributions to ordinary shareholders of the Company or reduction of the registered capital of the Company) occur. The Company has the right to defer current interest and all deferred interest. The medium-term notes have no fixed maturity date and are callable at the Company’s discretion at specific time, and the payment of the principal may be deferred for each renewal period to 3 years, respectively. The applicable distribution rate will be reset on the first call date and for each renewal period after the first call date, to the sum of the applicable benchmark interest rate, the initial spread and 300 basis points per annum.

In November 2019, the Company issued two tranches of medium-term notes with net proceeds of approximately RMB2,500 million and RMB1,500 million. The medium-term notes are issued at par value with initial distribution rates of 4.15% and 4.53%, respectively. The interest of the medium-term notes IS recorded as distributions, which are paid annually in arrears in November in each year and may be deferred at the discretion of the Company unless compulsory distribution payment events (distributions to ordinary shareholders of the Company or reduction of the registered capital of the Company) occur. The Company has the right to defer current interests and all deferred interest. The medium-term notes have no fixed maturity date and are callable at the Company’s discretion at specific time, and the payment of the principal may be deferred for each renewal period to 3 and 5 years respectively. The applicable distribution rate will be reset on the first call date and for each renewal period after the first call date, to the sum of the applicable benchmark interest rate, the initial spread and 300 basis points per annum.

In March 2020, the Company issued two tranches of perpetual corporate bonds with net proceeds of approximately RMB2,000 million and RMB1,000 million, respectively. The perpetual corporate bonds are issued at par value with initial distribution rates of 3.58%and 3.85%. The interest of the perpetual corporate bonds is recorded as distributions, which are paid annually in arrears in March in each year and may be deferred at the discretion of the Company unless compulsory distribution payment events (e.g. distributions to ordinary shareholders of the Company or reduction of the registered capital of the Company) occur. The Company has the right to defer current interest and all deferred interest. The perpetual corporate bonds have no fixed maturity date and are callable at the Company’s discretion in whole in February 2023 and 2025 respectively, and the payment of the principal may be deferred for each renewal period to 3 and 5 years respectively. The applicable distribution rate will be reset on the first call date and for each renewal period after the first call date, to the sum of the applicable benchmark interest rate, the initial spread and 300 basis points per annum.

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2021, 2020 and 2019

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

20	Other equity instruments (continued)
(b)	Major provisions (continued)

In April 2020, the Company issued medium-term notes with net proceeds of approximately RMB3,000 million. The medium-term notes are issued at par value with an initial distribution rate of 3.18%. The interest of the medium-term notes is recorded as distributions, which are paid annually in arrears in April in each year and may be deferred at the discretion of the Company unless compulsory distribution payment events (distributions to ordinary shareholders of the Company or reduction of the registered capital of the Company) occur. The Company has the right to defer current interest and all deferred interest. The medium-term notes have no fixed maturity date and are callable at the Company’s discretion at specific time, and the payment of the principal may be deferred for each renewal period to 3 years. The applicable distribution rate will be reset on the first call date and for each renewal period after the first call date, to the sum of the applicable benchmark interest rate, the initial spread and 300 basis points per annum.

In April 2020, the Company issued China Life Financing Plan (“the China Life plan”) with proceeds of RMB3,570 million. The China Life plan has no fixed period with an initial distribution rate of 4.75%. The interest of the China Life plan is recorded as distributions, which are paid annually in arrears in March, June, September and December in each year and may be deferred at the discretion of the Company unless compulsory payment events (distributions to ordinary shareholders of the Company or reduction of the registered capital of the Company) occur. The Company has the right to defer current interest and all deferred interest. The China Life plan has no fixed maturity date and is callable at the Company’s discretion in whole at each distribution date after the 8th year of issuance, or the payment of the principal may be deferred at each distribution date mentioned above. The applicable distribution rate will be reset during the period from the 9th year after the issuance, to the basis rate plus 300 basis points, and will remain 7.75% afterwards.

In April 2020, the Company issued the third tranche of the PICC plan with proceeds of RMB930 million. The PICC plan has no fixed period with an initial distribution rate of 4.75%. The interest of the PICC plan is recorded as distributions, which are paid annually in arrears in March, June, September and December in each year and may be deferred at the discretion of the Company unless compulsory payment events (distributions to ordinary shareholders of the Company or reduction of the registered capital of the Company) occur. The Company has the right to defer current interest and all deferred interest. The PICC plan has no fixed maturity date and is callable at the Company’s discretion in whole at each distribution date after the 10th year of issuance, or the payment of the principal may be deferred at each distribution date mentioned above. The applicable distribution rate will be reset during the period from the 11th year after the issuance, to the basis rate plus 300 basis points, and will remain 7.75% afterwards.

In April 2020, the Company issued a perpetual corporate bond with net proceeds of approximately RMB2,500 million. The perpetual corporate bond is issued at par value with an initial distribution rate of 3.09%. The interest of the perpetual corporate bond is recorded as distributions, which are paid annually in arrears in April in each year and may be deferred at the discretion of the Company unless compulsory distribution payment events (e.g. distributions to ordinary shareholders of the Company or reduction of the registered capital of the Company) occur. The Company has the right to defer current interest and all deferred interest. The perpetual corporate bond has no fixed maturity date and is callable at the Company’s discretion in whole in March 2023, or the payment of the principal may be deferred for each renewal period to 3 years. The applicable distribution rate will be reset on the first call date and for each renewal period after the first call date, to the sum of the applicable benchmark interest rate, the initial spread and 300 basis points per annum.

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2021, 2020 and 2019

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

20	Other equity instruments (continued)
(b)	Major provisions (continued)

In June 2020, the Company issued medium-term notes with net proceeds of approximately RMB3,500 million. The medium-term notes are issued at par value with an initial distribution rate of 3.60%. The interest of the medium-term notes is recorded as distributions, which are paid annually in arrears in June in each year and may be deferred at the discretion of the Company unless compulsory distribution payment events (distributions to ordinary shareholders of the Company or reduction of the registered capital of the Company) occur. The Company has the right to defer current interest and all deferred interest. The medium-term notes have no fixed maturity date and are callable at the Company’s discretion at specific time, and the payment of the principal may be deferred for each renewal period to 3 years. The applicable distribution rate will be reset on the first call date and for each renewal period after the first call date, to the sum of the applicable benchmark interest rate, the initial spread and 300 basis points per annum.

In August 2020 and September 2020, the Company issued two tranches of medium-term notes with net proceeds of approximately RMB2,000 million and RMB1,000 million, respectively. The medium-term notes are issued at par value with initial distribution rates of 3.99% and 4.40%. The interest of the medium-term notes is recorded as distributions, which are paid annually in arrears in August and September in each year and may be deferred at the discretion of the Company unless compulsory distribution payment events (distributions to ordinary shareholders of the Company or reduction of the registered capital of the Company) occur. The Company has the right to defer current interest and all deferred interest. The medium-term notes have no fixed maturity date and are callable at the Company’s discretion at specific time, and the payment of the principal may be deferred for each renewal period to 3 years, respectively. The applicable distribution rate will be reset on the first call date and for each renewal period after the first call date, to the sum of the applicable benchmark interest rate, the initial spread and 300 basis points per annum.

In August 2020, the Company issued the fourth tranche of the PICC plan with proceeds of RMB3,000 million. The PICC plan has no fixed period with an initial distribution rate of 4.60%. The interest of the PICC plan is recorded as distributions, which are paid annually in arrears in March, June, September and December in each year and may be deferred at the discretion of the Company unless compulsory payment events (distributions to ordinary shareholders of the Company or reduction of the registered capital of the Company) occur. The Company has the right to defer current interest and all deferred interest. The PICC plan has no fixed maturity date and is callable at the Company’s discretion in whole at each distribution date after the 10th year of issuance, or the payment of the principal may be deferred at each distribution date mentioned above. The applicable distribution rate will be reset during the period from the 11th year after the issuance, to the basis rate plus 300 basis points, and will remain 7.60% afterwards.

In September 2020, the Company issued a perpetual corporate bond with net proceeds of approximately RMB3,000 million. The perpetual corporate bond is issued at par value with an initial distribution rate of 4.38%. The interest of the perpetual corporate bond is recorded as distributions, which are paid annually in arrears in September in each year and may be deferred at the discretion of the Company unless compulsory distribution payment events (e.g. distributions to ordinary shareholders of the Company or reduction of the registered capital of the Company) occur. The Company has the right to defer current interest and all deferred interest. The perpetual corporate bond has no fixed maturity date and is callable at the Company’s discretion in whole in August 2023, and the payment of the principal may be deferred for each renewal period to 3 years. The applicable distribution rate will be reset on the first call date and for each renewal period after the first call date, to the sum of the applicable benchmark interest rate, the initial spread and 300 basis points per annum.

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2021, 2020 and 2019

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

20	Other equity instruments (continued)
(b)	Major provisions (continued)

The perpetual corporate bonds, financing plans and medium-term notes were recorded as equity in the consolidated financial statements. During the year ended 31 December 2021, the profit attributable to holders of other equity instruments, based on the applicable distribution rate, was RMB 2,137 million (2020: RMB1,770 million).

(c)	Changes of other equity instruments during 2021

	As at 1 January 2021		Issuance		Cumulative distributions				As at 31 December 2021
					Accrued	Distribution	Redemption	Redemption
Type of instruments	Number	Amount	Number	Amount	distribution	payment	value	difference	Number	Amount
		RMB ’000		RMB ’000	RMB ’000	RMB ’000	RMB ’000	RMB ’000		RMB ’000

Bond B	25,000,000	2,534,678	—	—	129,250	129,256	—	—	25,000,000	2,534,672
Yingda Insurance Financing Plan (1st)	—	3,288,808	—	—	192,726	192,726	—	—	—	3,288,808
Yingda Insurance Financing Plan (2nd)	—	828,463	—	—	48,548	48,548	—	—	—	828,463
Yingda Insurance Financing Plan (3rd)	—	891,575	—	—	52,247	52,247	—	—	—	891,575
China Life Financing Plan (1st)	—	2,073,484	—	—	105,987	105,987	—	—	—	2,073,484
PICC Financing Plan (1st)	—	930,922	—	—	48,088	48,352	—	—	—	930,658
2019 medium-term notes (2nd)	20,000,000	2,011,579	—	—	81,600	81,601	—	—	20,000,000	2,011,578
2019 medium-term notes (3rd)	20,000,000	2,011,312	—	—	81,000	81,001	—	—	20,000,000	2,011,311
China Life Financing Plan (2nd)	—	2,263,804	—	—	115,715	115,715	—	—	—	2,263,804
PICC Financing Plan (2nd)	—	1,741,726	—	—	89,973	90,466	—	—	—	1,741,233
2019 medium-term notes (4th)	25,000,000	2,511,485	—	—	103,750	103,751	—	—	25,000,000	2,511,484
2019 medium-term notes (4th)	15,000,000	1,506,460	—	—	67,950	67,952	—	—	15,000,000	1,506,458
Bond C	20,000,000	2,055,691	—	—	71,600	71,604	—	—	20,000,000	2,055,687
Bond D	10,000,000	1,029,946	—	—	38,500	38,502	—	—	10,000,000	1,029,944
2020 medium-term notes (1st)	30,000,000	3,049,876	—	—	95,400	95,402	—	—	30,000,000	3,049,874
China Life Financing Plan (3rd)	—	3,575,653	—	—	171,930	171,930	—	—	—	3,575,653
PICC Financing Plan (3rd)	—	930,859	—	—	44,789	45,034	—	—	—	930,614
Bond E	25,000,000	2,553,521	—	—	77,250	77,254	—	—	25,000,000	2,553,517
2020 medium-term notes (2nd)	35,000,000	3,551,784	—	—	126,000	126,002	—	—	35,000,000	3,551,782
2020 medium-term notes (3rd)	20,000,000	2,024,828	—	—	79,800	79,801	—	—	20,000,000	2,024,827
PICC Financing Plan (4th)	—	3,002,683	—	—	139,917	140,683	—	—	—	3,001,917
Bond F	30,000,000	3,040,650	—	—	131,400	131,407	—	—	30,000,000	3,040,643
2020 medium-term notes (4th)	10,000,000	1,009,992	—	—	44,000	44,001	—	—	10,000,000	1,009,991

Total		48,419,779		—	2,137,420	2,139,222	—	—		48,417,977

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2021, 2020 and 2019

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

21Surplus reserves

As at
1 January
2021 and
31 December
2021

Surplus reserves	8,140,030

According to the Company Law of the PRC, the Company’s articles of association and board resolutions, the Company appropriates 10% of each year’s net profit under PRC GAAP to the statutory surplus reserve. The Company has the option to cease making provision for such reserve when it reaches 50% of the registered share capital. Upon the approval from the relevant authorities, this reserve can be used to make up any losses incurred or to increase share capital. Except for offsetting against losses, this reserve cannot fall below 25% of the registered share after being used to increase share capital.

As the statutory surplus reserve reaches 50% of the registered share capital in 2021, the Company made no provision for the current year.

Appropriation of discretionary surplus reserve is proposed by the Board of Directors, and approved by the general meeting of shareholders. This reserve can be used to make up any losses incurred in prior years or to increase the share capital after obtaining relevant approvals. For the years ended 31 December 2021 and 2020, no provision was made to the discretionary surplus reserve.

According to the articles of association, in distributing the Company’s profits after tax for the relevant accounting year, the lower of the amounts determined in accordance with PRC GAAP and IFRSs shall be adopted. As at 31 December 2021, in accordance with PRC GAAP and IFRSs, the balances of retained earnings for the Group amounted to approximately RMB16.013 billion and RMB16.568 billion, respectively; and the balance of retained earnings for the Company amounted RMB28.202 billion and RMB23.306 billion, respectively.

22	Dividends of ordinary shares and cumulative distribution of other equity instruments
(a)	Dividends of ordinary shares

On 22 June 2021, upon the approval from the annual general meeting of the shareholders, the Company declared the 2020 final dividend of RMB0.18 (2019: RMB0.135) per ordinary share, totalling approximately RMB2,826 million (2019: RMB2,119 million).

On 21 March 2022, the Board of Directors proposed no cash dividend. This proposal is subject to the approval of the shareholders at the annual general meeting.

(b)	Cumulative distribution of other equity instruments

The other equity instruments were recorded as equity in the consolidated financial statements. For the year ended 31 December 2021, the net profit attributable to holders of other equity instruments, based on the applicable rate, was RMB2,137  million, and the cumulative distribution paid in 2021 was RMB2,139 million.

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2021, 2020 and 2019

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

23	Long-term loans

Long-term loans comprised the following:

	As at 31 December
	2021	2020
Loans from Huaneng Group and its subsidiaries (a)	9,483,974	7,031,664
Bank loans and other loans (b)	144,587,541	124,854,044

	154,071,515	131,885,708

Less: Current portion of long-term loans	17,213,799	19,808,313

Total	136,857,716	112,077,395

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2021, 2020 and 2019

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

23	Long-term loans (continued)

(a)	Loans from Huaneng Group and its subsidiaries

Details of loans from Huaneng Group and its subsidiaries are as follows:

	As at 31 December 2021
	Original	RMB	Less: Current	Non-current	Annual
	currency	equivalent	portion	portion	interest rate
	’000

Loans from Huaneng Group
Unsecured
RMB
- Variable rate	1,582,280	1,582,280	667,265	915,015	3.85%-4.75%
- Fixed rate	460,542	460,542	430	460,112	3.86%

Loans from Huaneng Finance
Unsecured
RMB
- Fixed rate	5,085,239	5,085,239	450,688	4,634,551	3.00%-4.51%
- Variable rate	548,506	548,506	806	547,700	3.60%-3.71%

Loans from Huaneng Tiancheng Financial Leasing Co., Ltd. (“Tiancheng Financial Leasing”)
Secured
RMB
- Variable rate	371,356	371,356	81,356	290,000	4.10%-5.20%
- Fixed rate	239,626	239,626	2,445	237,181	3.80%-4.65%

Loans from Hong Kong Asset Management Co., Ltd. (“Hong Kong Asset Management”)
Unsecured
US$
- Variable rate
	188,125	1,196,425	430	1,195,995	2.30%-4.90%
Total
		9,483,974	1,203,420	8,280,554

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2021, 2020 and 2019

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

Loans from Tiancheng Financial Leasing
Secured
RMB
- Variable rate	633,258	633,258	100,040	533,218	4.42%-5.20%
- Fixed rate	89,060	89,060	—	89,060	5.10%

Loans from Hong Kong Asset Management
Unsecured
US$
- Variable rate	160,035	1,044,209	—	1,044,209	2.30%

Total		7,031,664	619,570	6,412,094

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2021, 2020 and 2019

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

23	Long-term loans (continued)

(b)	Bank loans and other loans

Details of bank loans and other loans are as follows:

	As at 31 December 2021
	Original		Less: Current	Non-current	Annual
	currency	RMB equivalent	portion	portion	interest rate
	’000
Secured
RMB
- Fixed rate	302,677	302,677	40,177	262,500	4.66%
- Variable rate	10,415,690	10,415,690	1,727,798	8,687,892	4.10%-4.98%
S$
- Variable rate	130,588	616,390	3,954	612,436	1.42%

Unsecured
RMB
- Fixed rate	5,722,075	5,722,075	672,640	5,049,435	3.30%-4.75%
- Variable rate	113,708,136	113,708,136	12,368,979	101,339,157	2.95%-4.90%
US$
- Variable rate	1,187,581	7,397,365	1,156,882	6,240,483	1.42%-4.63%
S$
- Variable rate	1,325,680	6,257,351	2,927	6,254,424	1.85%
€
- Fixed rate	6,685	48,373	30,653	17,720	2.00%-2.15%
JPY
- Fixed rate	2,151,357	119,484	6,369	113,115	0.75%

Total		144,587,541	16,010,379	128,577,162

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2021, 2020 and 2019

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

As at 31 December 2021, long-term loans of approximately RMB4,516 million were secured by future revenue from the electricity business (31 December 2020: RMB7,435 million). Long-term loans of approximately RMB2,814 million (31 December 2020: nil) were secured by equity interests of a subsidiary of the Company. Long-term loans of approximately RMB20 million were secured by carbon emission trading rights (31 December 2020: nil) .

As at 31 December 2021, long-term loans of RMB4,595 million (31 December 2020: RMB3,322 million) were secured by certain property, plant and equipment with a net book value amounting to approximately RMB5,025 million (31 December 2020: RMB3,400 million).

Certain subsidiaries of the Group had sales and leaseback agreements with Tiancheng Financial Leasing and other financial leasing companies. According to the agreements, these subsidiaries have an option to buy back the equipment at a nominal price (RMB1) when the lease term expires. The substance of the transaction was to obtain financing secured by the relevant assets within the leasing period. As at 31 December 2021, the equipment mentioned above had total carrying amounts of RMB858 million and RMB4,111 million (31 December 2020: RMB1,036 million and RMB2,364 million) respectively, which were recognized in property, plant and equipment while the long-term borrowings were RMB611 million and RMB3,984 million (31 December 2020: RMB722 million and RMB2,600 million) from Tiancheng Financial Leasing and other financial leasing companies, respectively.

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2021, 2020 and 2019

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

23	Long-term loans (continued)
(b)	Bank loans and other loans (continued)

As at 31 December 2021, long-term loans of approximately RMB44 million (31 December 2020: RMB81 million) were guaranteed by Huaneng Group.

As at 31 December 2021, the Company provided guarantees for long-term loans of approximately RMB6,257 million (31 December 2020: RMB7,053 million) of the Company’s overseas subsidiaries.

As at 31 December 2021, long-term loans of approximately RMB1,178 million (31 December 2020: RMB1,731 million) were guaranteed by other subsidiaries of the Company and Yangguang Jiedi Investment Co., Ltd, of which the loans guaranteed by Yangguang Jiedi Investment Co., Ltd were RMB47 million (31 December 2020: RMB67 million).

As at 31 December 2021, no long-term loans (31 December 2020: RMB50 million) were guaranteed by Shandong Lineng Group Co., Ltd.

As at 31 December 2021, long-term loans of approximately RMB120 million (31 December 2020: RMB143 million) were guaranteed by Enshi Finance Bureau of Hubei Province.

As at 31 December 2021, long-term loans of approximately RMB176 million (31 December 2020:nil) were guaranteed by Shandong Power.

As at 31 December 2021, long-term loans of approximately RMB6,794 million (31 December 2020: RMB7,581 million) were guaranteed by Shandong Power, China Export & Credit Insurance Corporation and Jining Chengtou Holding Group Co., Ltd. (“Jining Chengtou”) (31 December 2020: Huaneng Group, China Export & Credit Insurance Corporation and Shandong Ruyi Technology Group) at the liability ratios of 17.5%, 65.0% and 17.5% respectively.

As at 31 December 2021, long-term loans of approximately RMB1,020 million (31 December 2020: RMB1,044 million) were guaranteed by Shandong Power and Jining Chengtou (31 December 2020: Shandong Power and Shandong Ruyi Technology Group) at the liability ratios of 50% and 50% respectively.

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2021, 2020 and 2019

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

23	Long-term loans (continued)
(b)	Bank loans and other loans (continued)

The maturity of long-term loans is as follows:

	Loans from
	Huaneng Group		Bank loans
	and its subsidiaries		and other loans
	As at 31 December		As at 31 December
	2021	2020	2021	2020

Within 1 year	1,203,420	619,570	16,010,379	19,188,743
After 1 year but within 2 years	2,032,272	826,059	23,480,443	13,718,115
After 2 years but within 5 years	4,361,292	2,799,377	56,017,602	45,708,377
After 5 years	1,886,990	2,786,658	49,079,117	46,238,809

	9,483,974	7,031,664	144,587,541	124,854,044

Less: amount due within 1 year included under current liabilities	1,203,420	619,570	16,010,379	19,188,743

Total	8,280,554	6,412,094	128,577,162	105,665,301

The maturity profile of the Group’s long-term loans as at the end of the reporting period, based on the contractual undiscounted payments, is as follows:

	As at 31 December
	2021	2020

Within 1 year	22,545,617	24,926,875
After 1 year but within 2 years	30,588,971	19,014,680
After 2 years but within 5 years	70,138,254	57,766,661
After 5 years	78,319,136	75,686,206

	201,591,978	177,394,422

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2021, 2020 and 2019

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

24	Long-term bonds

Outstanding corporate bonds, medium-term notes and debt financing instrument of the Group as at 31 December 2021 are summarized as follows:

													Foreign
				Initial			Balance as at					Foreign	Currency		Balance as at
		Issuance	Initial	Distribution	Effective		31 December	Issued				Exchange	Transition	Interest	31 December
Type of Instruments	Face Value	Date	Period	Rate	Rate	Issue Price	2020	Amount	Amortization	Interest	Repayment	Gain	Differences	Payable	2021
	RMB’000					RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

2016 corporate bonds (5 years)	3,000,000	June 2016	5 years	3.48%	3.48%	3,000,000	3,057,912	—	(125)	46,622	(3,104,400)	—	—	—	9
2016 corporate bonds (10 years)	1,200,000	June 2016	10 years	3.98%	3.98%	1,200,000	1,226,429	—	12	47,761	(47,760)	—	—	26,432	1,226,442
2017 medium-term notes (5 years)	5,000,000	July 2017	5 years	4.69%	4.90%	5,000,000	5,113,989	—	939	234,500	(234,500)	—	—	111,147	5,114,928
2018 corporate bonds (3 years)	1,500,000	April 2018	3 years	4.90%	4.90%	1,500,000	1,554,843	—	(70)	18,727	(1,573,500)	—	—	—	—
2018 medium-term notes (3 years)	3,000,000	May 2018	3 years	4.80%	4.91%	3,000,000	3,095,285	—	977	47,738	(3,144,000)	—	—	—	—
2018 medium-term notes (3 years)	2,000,000	July 2018	3 years	4.41%	4.56%	2,000,000	2,043,397	—	1,448	46,154	(2,088,200)	—	—	—	2,799
2018 debt financing instrument (3 years)	2,500,000	July 2018	3 years	4.68%	4.81%	2,500,000	2,549,443	—	1,524	66,033	(2,617,000)	—	—	—	—
2018 corporate bonds (10 years)	5,000,000	September 2018	10 years	5.05%	5.05%	5,000,000	5,078,194	—	30	252,500	(252,500)	—	—	78,171	5,078,224
2019 corporate bonds (10 years)	2,300,000	April 2019	10 years	4.70%	4.70%	2,300,000	2,374,934	—	14	108,100	(108,100)	—	—	74,930	2,374,948
2019 corporate bonds (3 years)	1,000,000	July 2019	3 years	3.55%	3.55%	1,000,000	1,017,142	—	17	35,501	(35,500)	—	—	17,118	1,017,160
2019 medium-term notes (3 years)	500,000	July 2019	3 years	3.55%	3.65%	500,000	507,320	—	488	17,749	(17,750)	—	—	8,073	507,807
2019 medium-term notes (5 years)	1,500,000	July 2019	5 years	3.85%	3.96%	1,500,000	1,521,142	—	1,445	57,750	(57,750)	—	—	26,264	1,522,587
2020 corporate bonds (5 years)	2,108,865	February 2020	5 years	2.25%	2.32%	2,108,865	1,963,164	40,197	2,092	42,354	(42,728)	8,520	(92,804)	16,011	1,920,795
2020 corporate bonds (10 years)	2,108,865	February 2020	10 years	2.63%	2.72%	2,108,865	1,957,722	40,196	1,643	49,415	(49,849)	8,520	(92,450)	18,679	1,915,197
2021 medium-term notes (3 years)	1,000,000	February 2021	3 years	3.45%	3.66%	1,000,000	—	1,000,000	(202)	30,814	—	—	—	30,814	1,030,612
2021 medium-term notes (3 years)	2,500,000	April 2021	3 years	3.35%	3.40%	2,500,000	—	2,500,000	(340)	59,658	—	—	—	59,658	2,559,318
2021 corporate bonds (3 years)	500,000	May 2021	3 years	3.35%	3.35%	500,000	—	500,000	2	10,187	—	—	—	10,188	510,189
2021 corporate bonds (10 years)	1,500,000	May 2021	10 years	3.97%	3.97%	1,500,000	—	1,500,000	(8)	36,220	—	—	—	36,219	1,536,212
2021 corporate bonds (3 years)	500,000	June 2021	3 years	3.33%	3.33%	500,000	—	500,000	1	9,488	—	—	—	9,488	509,489
2021 corporate bonds (10 years)	3,500,000	June 2021	10 years	3.97%	3.97%	3,500,000	—	3,500,000	(19)	79,182	—	—	—	79,182	3,579,163
2021 corporate bonds (10 years)	1,800,000	June 2021	10 years	3.99%	3.99%	1,800,000	—	1,800,000	(10)	38,172	—	—	—	38,173	1,838,162
2021 corporate bonds (3 years)	2,000,000	August 2021	3 years	2.99%	3.01%	2,000,000	—	2,000,000	(211)	22,281	—	—	—	22,282	2,022,070
2021 corporate bonds (3 years)	2,000,000	November 2021	3 years	3.07%	3.07%	2,000,000	—	2,000,000	1	6,224	—	—	—	6,224	2,006,225
2021 medium-term bonds (3 years)	300,000	December 2021	3 years	2.95%	2.95%	300,000	—	300,000	—	123	—	—	—	123	300,123

Total						48,317,730	33,060,916	15,680,393	9,648	1,363,253	(13,373,537)	17,040	(185,254)	669,176	36,572,459

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2021, 2020 and 2019

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

24	Long-term bonds (continued)

Outstanding corporate bonds, medium-term notes and debt financing instrument of the Group as at 31 December 2020 are summarized as follows:

													Foreign
				Initial			Balance as at					Foreign	Currency		Balance as at
		Issuance	Initial	Distribution	Effective		31 December	Issued				Exchange	Transition	Interest	31 December
Type of Instruments	Face Value	Date	Period	Rate	Rate	Issue Price	2019	Amount	Amortization	Interest	Repayment	Gain	Differences	Payable	2020
	RMB’000					RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

2016 corporate bonds (5 years)	3,000,000	June 2016	5 years	3.48%	3.48%	3,000,000	3,000,072	—	62	104,400	—	—	—	57,778	3,057,912
2016 corporate bonds (10 years)	1,200,000	June 2016	10 years	3.98%	3.98%	1,200,000	1,199,985	—	12	47,760	—	—	—	26,432	1,226,429
2017 medium-term notes (5 years)	5,000,000	July 2017	5 years	4.69%	4.90%	5,000,000	5,001,878	—	965	234,500	—	—	—	111,146	5,113,989
2017 debt financing instrument (3 years)	500,000	July 2017	3 years	4.75%	4.81%	500,000	499,846	—	154	23,750	(500,000)	—	—	—	—
2017 corporate bonds (3 years)	2,300,000	November 2017	3 years	4.99%	4.99%	2,300,000	2,299,962	—	38	114,770	(2,300,000)	—	—	—	—
2018 corporate bonds (3 years)	1,500,000	April 2018	3 years	4.90%	4.90%	1,500,000	1,500,040	—	30	73,500	—	—	—	54,773	1,554,843
2018 medium-term notes (3 years)	3,000,000	May 2018	3 years	4.80%	4.91%	3,000,000	2,996,069	—	2,953	144,000	—	—	—	96,263	3,095,285
2018 medium-term notes (3 years)	2,000,000	July 2018	3 years	4.41%	4.56%	2,000,000	2,001,342	—	9	88,200	—	—	—	42,046	2,043,397
2018 debt financing instrument (3 years)	2,500,000	July 2018	3 years	4.68%	4.81%	2,500,000	2,495,547	—	2,929	117,000	—	—	—	50,967	2,549,443
2018 corporate bonds (10 years)	5,000,000	September 2018	10 years	5.05%	5.05%	5,000,000	4,999,993	—	30	252,500	—	—	—	78,171	5,078,194
2019 corporate bonds (10 years)	2,300,000	April 2019	10 years	4.70%	4.70%	2,300,000	2,299,990	—	14	108,100	—	—	—	74,930	2,374,934
2019 corporate bonds (3 years)	1,000,000	July 2019	3 years	3.55%	3.55%	1,000,000	1,000,007	—	17	35,500	—	—	—	17,118	1,017,142
2019 medium-term notes (3 years)	500,000	July 2019	3 years	3.55%	3.65%	500,000	498,759	—	488	17,750	—	—	—	8,073	507,320
2019 medium-term notes (5 years)	1,500,000	July 2019	5 years	3.85%	3.96%	1,500,000	1,493,433	—	1,445	57,750	—	—	—	26,264	1,521,142
2020 corporate bonds (5 years)	2,108,865	February 2020	5 years	2.25%	2.32%	2,108,865	—	2,108,865	(9,456)	40,838	—	(23,160)	(129,468)	16,383	1,963,164
2020 corporate bonds (10 years)	2,108,865	February 2020	10 years	2.63%	2.72%	2,108,865	—	2,108,865	(17,629)	47,644	—	(23,160)	(129,468)	19,114	1,957,722

Total						35,517,730	31,286,923	4,217,730	(17,939)	1,507,962	(2,800,000)	(46,320)	(258,936)	679,458	33,060,916

As at 31 December 2021, the Company provided guarantees for long-term bonds of approximately RMB3,826million (31 December 2020: RMB3,921 million) of the Company’s overseas subsidiary.

The maturity profile of the Group’s long-term bonds as at the end of the reporting period, based on the contractual undiscounted payments, is as follows:

	As at 31 December
	2021	2020

Within 1 year	8,457,746	13,791,536
After 1 year but within 2 years	1,277,140	7,225,082
After 2 years but within 5 years	16,048,337	6,213,583
After 5 years	18,405,291	10,495,622

	44,188,514	37,725,823

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2021, 2020 and 2019

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

25	Other non-current liabilities

	As at 31 December
	2021	2020

Government grants
-Environmental subsidies (a)	1,103,425	1,102,074
-Other government grants (b)	1,089,689	324,325
Contract liabilities	2,894,543	2,623,764
Other deferred income	33,432	41,324
Others (c)	969,900	758,058

Subtotal	6,090,989	4,849,545

Current portion of other non-current liabilities	(68,972)	(65,277)

Subtotal	(68,972)	(65,277)

Total	6,022,017	4,784,268
(a)	This primarily represented subsidies for the construction of desulphurization equipment and other environmental protection projects.
(b)	As at 31 December 2021, among other government grants, there was standby compensation of Huaneng Power International, Inc. Jining Power Plant amounting to RMB793 million with unfulfilled conditions.
(c)	As at 31 December 2021, included in others, there were financial liabilities amounting to RMB887 million (31 December 2020: RMB640 million), which were comprised of mining right payables, guarantee deposits, poverty relief payables, etc.

The maturity profile of the Group’s other non-current financial liabilities as at the end of the reporting period, based on the contractual undiscounted payments, is as follows:

	As at 31 December
	2021	2020

Within 1 year	90,847	77,741
After 1 year but within 2 years	104,837	72,346
After 2 years but within 5 years	175,691	140,963
After 5 years	669,985	403,331

	1,041,360	694,381

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2021, 2020 and 2019

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

26	Accounts payable and other liabilities

Accounts payable and other liabilities comprised:

	As at 31 December
	2021	2020

Accounts and notes payable	25,774,238	15,777,784
Payables to contractors for construction	19,922,953	18,734,201
Retention payables to contractors	1,795,819	1,530,764
Consideration payables for business acquisition	22,842	22,842
Others	7,093,701	6,689,770

Total	54,609,553	42,755,361

Please refer to Note 35(a)(iv) for details of accounts payable and other liabilities due to the related parties.

As at 31 December 2021, there were notes payable amounting to RMB7 million (31 December 2020: RMB245 million) secured by notes receivable.

As at 31 December 2021 and 31 December 2020, the accounts and notes payables and other liabilities are non-interest-bearing.

The carrying amounts of accounts payable and other liabilities are denominated in the following currencies:

	As at 31 December
	2021	2020

RMB	50,956,022	40,610,454
S$ (RMB equivalent)	1,537,356	948,817
US$ (RMB equivalent)	576,113	799,989
JPY (RMB equivalent)	13,988	12,293
EUR (RMB equivalent)	—	224
PKR (RMB equivalent)	1,526,074	383,584

Total	54,609,553	42,755,361

The ageing analysis of accounts and notes payable was as follows:

	As at 31 December
	2021	2020

Within 1 year	25,271,613	15,514,112
Between 1 to 2 years	373,752	166,088
Over 2 years	128,873	97,584

Total	25,774,238	15,777,784

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2021, 2020 and 2019

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

27	Taxes payable

Taxes payable comprise:

	As at 31 December
	2021	2020

VAT payable	955,497	1,159,562
Income tax payable	227,880	288,106
Others	870,041	597,201

Total	2,053,418	2,044,869

28	Short-term bonds

Outstanding short-term bonds as at 31 December 2021 are summarized as follows:

		Issuance			Coupon	Balance as at 31	Issued				Balance as at 31
Type of Instruments	Face Value	Date	Maturity	Issue Price	Rate	December 2020	Amount	Interest	Amortization	Repayment	December 2021
	RMB’000			RMB’000		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Super short-term bond (2020 8th)	2,000,000	December 2020	30 days	2,000,000	1.50%	2,001,951	—	575	(60)	(2,002,466)	—
Super short-term bond (2020 9th)	3,000,000	December 2020	30 days	3,000,000	1.40%	3,000,926	—	2,416	110	(3,003,452)	—
Super short-term bond (2021 1st)	2,000,000	January 2021	37 days	2,000,000	2.18%	—	2,000,000	5,548	—	(2,005,548)	—
Super short-term bond (2021 2nd)	3,000,000	January 2021	30 days	3,000,000	2.25%	—	3,000,000	8,088	—	(3,008,088)	—
Super short-term bond (2021 3rd)	3,000,000	February 2021	41 days	3,000,000	2.40%	—	3,000,000	4,258	—	(3,004,258)	—
Super short-term bond (2021 4th)	2,000,000	April 2021	37 days	2,000,000	2.10%	—	2,000,000	6,302	—	(2,006,302)	—
Super short-term bond (2021 5th)	3,000,000	April 2021	36 days	3,000,000	2.13%	—	3,000,000	4,420	—	(3,004,420)	—
Super short-term bond (2021 6th)	2,000,000	July 2021	29 days	2,000,000	2.07%	—	2,000,000	3,630	—	(2,003,630)	—
Super short-term bond (2021 7th)	3,000,000	July 2021	29 days	3,000,000	2.05%	—	3,000,000	5,897	—	(3,005,897)	—
Super short-term bond (2021 8th)	2,500,000	July 2021	36 days	2,500,000	2.03%	—	2,500,000	5,840	—	(2,505,840)	—
Super short-term bond (2021 9th)	1,500,000	August 2021	54 days	1,500,000	2.00%	—	1,500,000	3,205	—	(1,503,205)	—
Super short-term bond (2021 10th)	2,000,000	August 2021	54 days	2,000,000	2.14%	—	2,000,000	3,752	—	(2,003,752)	—
Super short-term bond (2021 11th)	3,000,000	September 2021	54 days	3,000,000	2.13%	—	3,000,000	4,902	—	(3,004,902)	—
Super short-term bond (2021 12th)	1,500,000	September 2021	54 days	1,500,000	2.03%	—	1,500,000	1,752	—	(1,501,752)	—
Super short-term bond (2021 13th)	1,500,000	October 2021	29 days	1,500,000	2.05%	—	1,500,000	1,432	—	(1,501,432)	—
Super short-term bond (2021 14th)	3,000,000	October 2021	29 days	3,000,000	2.17%	—	3,000,000	1,784	—	(3,001,784)	—
Super short-term bond (2021 15th)	2,000,000	October 2021	36 days	2,000,000	2.12%	—	2,000,000	581	—	(2,000,581)	—
Super short-term bond (2021 16th)	5,000,000	November 2021	98 days	5,000,000	2.38%	—	5,000,000	18,910	22	—	5,018,932
Super short-term bond (2021 17th)	3,000,000	December 2021	29 days	3,000,000	2.22%	—	3,000,000	3,467	75	—	3,003,542
Super short-term bond (JiangSu2021 1st)	200,000	December 2021	270 days	200,000	2.60%	—	200,000	43	—	—	200,043

Total				48,200,000		5,002,877	43,200,000	86,802	147	(40,067,309)	8,222,517

Outstanding short-term bonds as at 31 December 2020 are summarized as follows:

		Issuance			Coupon	Balance as at 31	Issued				Balance as at 31
Type of Instruments	Face Value	Date	Maturity	Issue Price	Rate	December 2019	Amount	Interest	Amortization	Repayment	December 2020
	RMB’000			RMB’000		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Super short-term bond (2019 9th)	5,000,000	October 2019	180 days	5,000,000	2.09%	5,018,170	—	33,977	(754)	(5,051,393)	—
Super short-term bond (2019 10th)	2,000,000	November 2019	90 days	2,000,000	2.00%	2,006,098	—	3,934	(196)	(2,009,836)	—
Super short-term bond (2019 11th)	2,000,000	December 2019	60 days	2,000,000	1.80%	2,001,267	—	4,722	(87)	(2,005,902)	—
Super short-term bond (2020 1st)	2,000,000	February 2020	90 days	2,000,000	1.70%	—	2,000,000	8,361	—	(2,008,361)	—
Super short-term bond (2020 2nd)	2,000,000	February 2020	60 days	2,000,000	1.50%	—	2,000,000	4,918	—	(2,004,918)	—
Super short-term bond (2020 3rd)	2,000,000	April 2020	60 days	2,000,000	1.20%	—	2,000,000	3,945	—	(2,003,945)	—
Super short-term bond (2020 4th)	2,000,000	May 2020	90 days	2,000,000	1.20%	—	2,000,000	5,918	—	(2,005,918)	—
Super short-term bond (2020 5th)	2,000,000	October 2020	30 days	2,000,000	1.30%	—	2,000,000	2,137	—	(2,002,137)	—
Super short-term bond (2020 6th)	2,000,000	November 2020	30 days	2,000,000	1.30%	—	2,000,000	2,137	—	(2,002,137)	—
Super short-term bond (2020 7th)	3,000,000	November 2020	30 days	3,000,000	1.40%	—	3,000,000	3,452	—	(3,003,452)	—
Super short-term bond (2020 8th)	2,000,000	December 2020	30 days	2,000,000	1.50%	—	2,000,000	1,891	60	—	2,001,951
Super short-term bond (2020 9th)	3,000,000	December 2020	30 days	3,000,000	1.40%		3,000,000	1,036	(110)	—	3,000,926

Total				29,000,000		9,025,535	20,000,000	76,428	(1,087)	(24,097,999)	5,002,877

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2021, 2020 and 2019

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

29	Short-term loans

Short-term loans are as follows:

	As at 31 December 2021			As at 31 December 2020
	Original	RMB	Annual	Original	RMB	Annual
	currency	equivalent	interest rate	currency	equivalent	interest rate
	‘000			‘000
Secured
RMB
- Fixed rate	775,945	775,945	2.00%-4.24%	1,614,700	1,614,700	2.85%-4.77%
- Variable rate	439,754	439,754	2.35%-4.96%	49,455	49,455	3.15%-3.96%

Unsecured
RMB
- Fixed rate	21,765,522	21,765,522	2.55%-4.35%	13,093,783	13,093,783	2.15%-4.75%
- Variable rate	68,767,248	68,767,248	2.80%-4.35%	51,441,800	51,441,800	2.30%-4.37%
US$
- Fixed rate	—	—	—	17,076	111,422	4.90%
PKR
- Variable rate	4,100,000	148,256	11.35%	—	—	—

Total		91,896,725			66,311,160

As at 31 December 2021, short-term loans of RMB829 million (31 December 2020: RMB1,317 million) represented the notes receivable that were discounted with recourse. As these notes receivable had not yet matured, the proceeds received were recorded as short-term loans.

As at 31 December 2021, short-term loans of RMB387 million (31 December 2020: RMB347 million)were secured by certain equipment with a net book value amounting to approximately RMB475 million (31 December 2020: RMB347 million).

As at 31 December 2021, short-term loans of RMB148 million were guaranteed by Shandong Luyi Power International Limited Company. (31 December 2020: nil).

As at 31 December 2021, no short-term loans (31 December 2020: RMB111 million) were borrowed from Hong Kong Asset Management.

As at 31 December 2021, short-term loans borrowed from Huaneng Finance amounted to RMB9,432 million (31 December 2020: RMB10,059 million) with annual interest rates ranging from 2.90% to 4.10% (31 December 2020: from 3.62% to 4.75%). Short-term loans borrowed from Tiancheng Financial Leasing amounted to RMB387 million (31 December 2020: RMB347 million) with annual interest rates ranging from 3.75% to 4.24% (31 December 2020: from 4.15% to 4.77%). Short-term loans borrowed from Huaneng Group amounted to RMB2,294 million (31 December 2020: nil) with an annual interest rate of 3.58%.

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2021, 2020 and 2019

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

30	Deferred income tax assets and liabilities

The deferred income tax assets and liabilities are as follows:

	At 31 December
	2021	2020

Deferred income tax assets before offsetting	6,301,920	3,607,935
Offset amount	(1,394,839)	(908,540)

Deferred income tax assets after offsetting	4,907,081	2,699,395

Deferred income tax liabilities before offsetting	(3,694,927)	(3,911,067)
Offset amount	1,394,839	908,540

Deferred income tax liabilities after offsetting	(2,300,088)	(3,002,527)

	2,606,993	(303,132)

The gross movements in the deferred income tax accounts are as follows:

	2021	2020

Beginning of the year	(303,132)	(977,604)
Business combination	—	(16,000)
Credited to profit or loss (Note 32)	2,969,675	658,128
(Charged) /credited to other comprehensive income	(91,641)	1,751
Currency translation differences	32,091	30,593

End of the year	2,606,993	(303,132)

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2021, 2020 and 2019

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

30	Deferred income tax assets and liabilities (continued)

The movements in deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdictions, are as follows:

Deferred income tax assets:

							VAT refunds
							on purchases of
		Fair	Amortization	Provision for			domestically
	Hedging	value	of land use	impairment		Accrued	manufactured	Unused	Lease
	reserve	losses	rights	loss	Depreciation	expenses	equipment	tax losses	liabilities	Others	Total

As at 1 January 2020	61,376	80,359	12,436	818,940	840,535	75,987	128,710	549,759	965	1,275,076	3,844,143

(Charged)/credited to profit or loss	—	—	(493)	(84,470)	107,634	(2,439)	(25,424)	(146,025)	1,845	(81,907)	(231,279)
(Charged)/credited to other comprehensive income	(42,245)	43,564	—	—	—	—	—	—	—	—	1,319
Currency translation differences	(2,121)	—	—	(423)	—	—	—	—	—	(3,704)	(6,248)

As at 31 December 2020	17,010	123,923	11,943	734,047	948,169	73,548	103,286	403,734	2,810	1,189,465	3,607,935

(Charged)/credited to profit or loss	—	—	(137)	(44,271)	(135,976)	(52,232)	(55,084)	3,232,448	16,130	(278,946)	2,681,932
(Charged)/credited to other comprehensive income	424	11,754	—	—	—	—	—	—	—	—	12,178
Currency translation differences	1,237	—	—	(459)	—	—	—	—	—	(903)	(125)

As at 31 December 2021	18,671	135,677	11,806	689,317	812,193	21,316	48,202	3,636,182	18,940	909,616	6,301,920

Deferred income tax liabilities:

			Amortization		Power		Territorial
	Hedging	Fair value	of land use		generation	Mining	water	Right-of-
	reserve	gains	rights	Depreciation	license	rights	use right	use assets	Others	Total

As at 1 January 2020	—	(6,731)	(946,676)	(2,997,191)	(705,407)	(129,383)	(2,409)	(120)	(33,830)	(4,821,747)

Business combination	—	—	—	(16,000)	—	—	—	—	—	(16,000)
Credited to profit or loss	—	—	40,728	833,864	—	—	—	(4,659)	19,474	889,407
Charged to other comprehensive income	—	432	—	—	—	—	—	—	—	432
Currency translation differences	—	—	(702)	4,483	33,060	—	—	—	—	36,841

As at 31 December 2020	—	(6,299)	(906,650)	(2,174,844)	(672,347)	(129,383)	(2,409)	(4,779)	(14,356)	(3,911,067)

Credited to profit or loss	—	—	116,517	260,875	—	—	2,409	(5,843)	(86,215)	287,743
Charged to other comprehensive income	(104,295)	476	—	—	—	—	—	—	—	(103,819)
Currency translation differences	—	—	—	3,107	29,109	—	—	—	—	32,216

As at 31 December 2021	(104,295)	(5,823)	(790,133)	(1,910,862)	(643,238)	(129,383)	—	(10,622)	(100,571)	(3,694,927)

As at 31 December 2021 and 2020, taxable temporary differences relating to interest in equity method investees amounted to RMB4.85 billion and RMB5.04 billion, respectively. No deferred tax liabilities were recognized as at 31 December 2021 and 2020 as dividends from investments in associates and joint ventures are exempted from the PRC income tax and the Company has no plan to dispose of any of these investees in the foreseeable future.

As at 31 December 2021 and 2020, taxable temporary differences relating to the interest of foreign subsidiaries amounted to RMB2.34 billion and RMB2.12 billion, respectively. No deferred tax liabilities were recognized in respect of the tax that would be payable on the distribution of these interests as at 31 December 2021 and 2020 as the Company controls the dividend policy of the subsidiaries, and it has been determined that it is probable that the interests will not be distributed in the foreseeable future, and the Company has no plan to dispose of any of these investees in the foreseeable future.

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2021, 2020 and 2019

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

In accordance with the accounting policy set out in Note 2(w), the Group did not recognize deferred income tax assets in respect of certain deductible temporary differences and accumulated tax losses that can be carried forward against future taxable income as follows:

	As at 31 December
	2021	2020

Deductible temporary differences	16,076,139	14,885,723
Unused tax losses	19,919,286	10,917,409

Total	35,995,425	25,803,132

The expiry dates of the tax losses of the Group for which no deferred income tax assets were recognized are summarized as follows:

	As at 31 December
	2021	2020

Year of expiry
2021	—	1,400,289
2022	2,415,361	2,124,756
2023	2,649,192	2,421,087
2024	2,794,796	2,966,842
2025	1,937,943	2,004,435
2026	10,121,994	—

Total	19,919,286	10,917,409

31	Additional financial information to the consolidated statement of financial position

As at 31 December 2021, the net current liabilities of the Group amounted to approximately RMB93,927 million (2020: RMB87,910 million). On the same date, total assets less current liabilities were approximately RMB314,373 million (2020: RMB295,857 million).

32	Income tax expense

	For the year ended 31 December
	2021	2020	2019

Current income tax expense	1,039,920	2,821,301	2,481,585
Deferred income tax (Note 30)	(2,969,675)	(658,128)	(470,330)

Total	(1,929,755)	2,163,173	2,011,255

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2021, 2020 and 2019

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

32       Income tax expense (continued)

No Hong Kong profits tax has been provided as there were no estimated assessable profits in Hong Kong for the year (2020 and 2019: Nil).

The Company and its PRC branches and subsidiaries are subject to income tax at 25%, except for certain PRC branches and subsidiaries that are tax exempted or taxed at preferential tax rates, as determined in accordance with the relevant PRC income tax rules and regulations for the years ended 31 December 2021, 2020 and 2019.

The income tax rate applicable to Singapore subsidiaries is 17% (2020: 17%; 2019: 17%). The Company’s overseas subsidiary in Pakistan engaged in the power generation business is entitled to an income tax exemption according to Income Tax Ordinance 2001. Another subsidiary located in Pakistan engaged in the provision of maintenance services. Before 1 July 2019, the subsidiary’s tax liability would be calculated at the highest of  (i) normal tax at the rate of 29% of taxable income; (ii) Alternative Corporate Tax (ACT) at the rate of 17% of accounting profit; and (iii) minimum tax deductible at 8% of the revenue. If the income tax calculated is above normal tax at the rate of 29%, it would be carried forward to subsequent years for settlement against the liabilities of following years. The carry forward time period is 5 years in case of minimum tax and 10 years in case of ACT. However, from 1 July 2019, if the minimum tax liability is above the normal tax calculated, it cannot be carried forward to subsequent years.

The reconciliation of the effective income tax rate from the notional income tax rate is as follows:

	For the year ended 31 December
	2021	2020	2019

PRC statutory enterprise income tax rate	25.00%	25.00%	25.00%
Effect of different tax rates of certain subsidiaries	5.80%	(13.88)%	(7.33)%
Utilization of previously unrecognized tax losses and deductible temporary differences	1.97%	(5.50)%	(6.00)%
Unrecognized tax losses for the year	(16.99)%	12.99%	27.76%
Unrecognized deductible temporary differences	(3.16)%	26.17%	34.68%
Effect of non-taxable income	1.04%	(9.34)%	(10.44)%
Effect of non-deductible expenses	(1.06)%	8.70%	3.18%
Others	0.16%	1.17%	(2.38)%

Effective tax rate	12.76%	45.31%	64.47%

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2021, 2020 and 2019

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

33	(Losses)/earnings per share

The basic earnings per share is calculated by dividing the consolidated net profit attributable to the equity holders of the Company excluding cumulative distribution of other equity instruments by the weighted average number of the Company’s outstanding ordinary shares during the year:

	For the year ended 31 December
	2021	2020	2019

Consolidated net (loss)/profit attributable to equity holders of the Company	(10,636,194)	2,377,851	766,345
Less: cumulative distribution of other equity instruments	2,137,420	1,770,469	685,922

Consolidated net (loss)/profit attributable to ordinary shareholders of the Company	(12,773,614)	607,382	80,423

Weighted average number of the Company’s outstanding ordinary shares (’000) *	15,698,093	15,698,093	15,698,093

Basic and diluted (losses)/earnings per share (RMB)	(0.81)	0.04	0.01

*Weighted average number of ordinary shares:

	2021	2020	2019
	’000	’000	’000

Issued ordinary shares at 1 January	15,698,093	15,698,093	15,698,093

Weighted average number of ordinary shares at 31 December	15,698,093	15,698,093	15,698,093

There was no dilutive effect on earnings per share since the Company had no dilutive potential ordinary shares for the years ended 31 December 2021, 2020 and 2019.

34	Notes to the consolidated statement of cash flows

Bank balances and cash comprise the following:

	As at 31 December
	2021	2020	2019

Total bank balances and cash	16,350,332	13,871,523	13,306,139
Less: Restricted cash	795,507	613,631	862,881

Cash and cash equivalents as at year end	15,554,825	13,257,892	12,443,258

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2021, 2020 and 2019

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

34	Notes to consolidated statement of cash flows (continued)

The bank balances and cash of the Group are denominated in the following currencies:

	As at 31 December
	2021	2020	2019

RMB	14,157,467	12,200,948	10,649,660
S$(RMB equivalent)	698,923	776,703	1,243,481
US$(RMB equivalent)	1,338,238	462,560	716,233
Others	155,704	431,312	696,765

Total	16,350,332	13,871,523	13,306,139

During the year, the Group had non-cash additions to right-of-use assets and lease liabilities of RMB3,194 million and RMB3,194 million, respectively, in respect of lease arrangements (2020: RMB2,053 million and RMB2,053 million; 2019: RMB2,234 million and RMB2,234 million).

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2021, 2020 and 2019

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

			Cumulative
			distribution of
			other equity	Lease
	Loans	Bonds	instruments	liabilities	Dividends
Items	(Notes 23, 29)	(Notes 24, 28)	(Note 20)	(Note 40)	payable

As at 1 January 2021	198,196,868	38,063,793	411,458	5,482,346	694,854

(a) Business combination	—	—	—	—	—

(b) Changes from financing cash flows:
Proceeds from new bank loans	201,881,272	—	—	—	—
Repayment of bank loans	(153,146,075)	—	—	—	—
Proceeds from new bonds	—	58,880,393	—	—	—
Repayment of bonds	—	(52,000,000)	—	—	—
Payment of lease liabilities	—	—	—	(1,860,532)	—
Interest paid	(8,694,150)	(1,440,844)	(2,139,222)	—	—
Dividends paid to shareholders of the Company	—	—	—	—	(2,825,657)
Dividends paid to non-controlling interests of the subsidiaries	—	—	—	—	(673,859)
Others	—	(16,070)	—	—	—

(c) Exchange adjustments	(515,687)	(168,214)	—	(58,294)	—

(d) Other changes:
New leases	—	—	—	3,193,836	—
Interest expenses	7,154,229	1,475,918	—	168,053	—
Accrued cumulative distribution of other equity instrument investments	—	—	2,137,420	—	—
Capitalized borrowing costs	1,091,783	—	—	206,191	—
2020 dividends	—	—	—	—	3,846,114
Early termination of lease	—	—	—	(192,233)	—

As at 31 December 2021	245,968,240	44,794,976	409,656	6,939,367	1,041,452

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2021, 2020 and 2019

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

34Notes to the consolidated statement of cash flows (continued)

				Cumulative
				distribution of
				other equity	Lease
	Loans	Bonds	Accrued	instruments	liabilities	Dividends
Items	(Notes 23,29)	(Notes 24,28)	interests	(Note 20)	(Note 40)	payable

As at 1 January 2020	201,142,080	40,312,458	1,276,703	77,106	4,712,670	1,191,036

(a) Business combination	878,997	—	—	—	91,595	—

(b) Changes from financing cash flows:
Proceeds from loans	168,677,805	—	—	—	—	—
Repayment of loans	(171,947,870)	—	—	—	—	—
Proceeds from new bonds	—	24,217,730	—	—	—	—
Repayment of bonds	—	(26,800,000)	—	—	—	—
Payment of lease liabilities	—	—	—	—	(1,297,746)	—
Interest paid	(7,976,843)	(896,587)	(1,276,703)	(1,436,117)	—	—
Dividends paid to shareholders of the Company	—	—	—	—	—	(2,119,243)
Dividends paid to non-controlling interests of the subsidiaries	—	—	—	—	—	(1,702,511)
Others	—	(35,283)	—	—	—	—

(c) Exchange adjustments	(847,434)	(305,256)	—	—	(66,099)	—

(d) Other changes:
New leases	—	—	—	—	2,201,755	—
Interest expenses	7,415,824	1,582,524	—	—	202,264	—
Accrued cumulative distribution of other equity instrument investments	—	—	—	1,770,469	—	—
Capitalized borrowing costs	854,309	—	—	—	73,546	—
2019 dividends	—	—	—	—	—	3,325,572
Early termination of lease	—	—	—	—	(348,242)	—
Other	—	(11,793)	—	—	(87,397)	—

As at 31 December 2020	198,196,868	38,063,793	—	411,458	5,482,346	694,854

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2021, 2020 and 2019

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

34Notes to the consolidated statement of cash flows (continued)

		Loans in			Cumulative	Finance lease
	Loans	disposal	Bonds		distribution	payables/Lease
	(Notes	group held	(Notes	Accrued	of other equity	liabilities	Dividends
Items	23,29)	for sale	24,28)	interests	instruments	(Note 40)	payable

As at 31 December 2018	211,207,782	297,400	41,519,596	1,152,767	8,846	1,442,174	1,267,833
Effect of adoption of IFRS 16	—	—	—	—	—	774,618	—
As at 1 January 2019 (restated)	211,207,782	297,400	41,519,596	1,152,767	8,846	2,216,792	1,267,833

(a) Asset acquisitions	9,418	—	—	—	—	602,257	—

(b) Changes from financing cash flows:
Proceeds from loans	119,800,321	498,000	—	—	—	—	—
Repayment of loans	(130,703,965)	(213,400)	—	—	—	—	—
Proceeds from new bonds	—	—	35,300,000	—	—	—	—
Repayment of bonds	—	—	(36,500,000)	—	—	—	—
Payment of lease liabilities	—	—	—	—	—	(488,015)	—
Interest paid	—	—	(291,040)	(10,732,737)	(617,662)	—	—
Dividends paid to shareholders of the Company	—	—	—	—	—	—	(1,569,809)
Dividends paid to non-controlling interests of the subsidiaries	—	—	—	—	—	—	(1,436,574)
Others	—	—	(29,075)	—	—	—	—

(c) Exchange adjustments	811,524	—	—	—	—	(23,673)	—

(d) Other changes:
New leases	—	—	—	—	—	2,233,736	—
Interest expenses	—	—	314,280	10,276,865	—	171,573	—
Accrued cumulative distribution of other equity instrument investments	—	—	—	—	685,922	—	—
Capitalized borrowing costs	—	—	—	579,808	—	—	—
Dividends relating to 2018	—	—	—	—	—	—	2,929,586
Disposal group held for sale	—	(582,000)	—	—	—	—	—
Others	17,000	—	(1,303)	—	—	—	—

As at 31 December 2019	201,142,080	—	40,312,458	1,276,703	77,106	4,712,670	1,191,036

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2021, 2020 and 2019

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

34Notes to the consolidated statement of cash flows (continued)

The total cash outflow for leases included in the consolidated statement of cash flows is as follows:

	For the year ended 31 December
	2021	2020
Within financing activities*	1,860,532	1,297,746
Total	1,860,532	1,297,746

* During the year, the principal portion of lease liabilities paid was RMB1,486 million (2020: RMB1,022 million).

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2021, 2020 and 2019

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

35	Related party balances and transactions

The related parties of the Group that had transactions with the Group are as follows:

Names of related parties	Nature of relationship

Huaneng Group	Ultimate parent company
HIPDC	Parent company
Huaneng Group Fuel Company and its subsidiaries	An associate of the Company and also a subsidiary of Huaneng Group
Huaneng Finance	An associate of the Company and also a subsidiary of Huaneng Group
Huaneng Clean Energy Research Institute	An associate of the Company and also a subsidiary of Huaneng Group
Huaneng Changjiang Environmental Protection Technology Co., Ltd.	An associate of the Company and also a subsidiary of Huaneng Group
Hanfeng Power	An associate of the Company and also a subsidiary of Huaneng Group
Huaneng (Tianjin) Coal Gasification Power Generation Co., Ltd.	An associate of the Company and also a subsidiary of Huaneng Group
Huaneng Xiapu Nuclear Power Co., Ltd.	An associate of the Company and also a subsidiary of Huaneng Group
Huaneng Shidao Bay Nuclear Power Development Co., Ltd.	An associate of the Company and also a subsidiary of Huaneng Group
Tiancheng Financial Leasing	An associate of the Company and also a subsidiary of Huaneng Group
Shanxi Lu’an Group Zuoquan Wulihou Coal Industry Co., Ltd.	An associate of the Company
Chongqing Luoyu Environmental Protection Technology Co., Ltd.	An associate of the Company
Suzhou Sugao Renewables Service Co. Ltd.	An associate of the Company
Shanghai Time Shipping	A joint venture of the Company
Huaneng Yingkou Port Limited Liability Company	A joint venture of the Company
Jiangsu Nantong Power	A joint venture of the Company
Yantai Gangneng Bulk Cargo Terminal Co., Ltd.	A joint venture of the Company
Shandong Luyi Power International Limited Company	A joint venture of the Company
Huaneng (Zhangzhou, Fujian) Energy Co., Ltd.	A joint venture of the Company
Jining Huayuan Thermal Power Co., Ltd.	A joint venture of the Company
Huaneng Renewables Corporation Limited	Subsidiaries of Huaneng Group
Huaneng Nuclear Power Development Co., Ltd. and its subsidiaries	Subsidiaries of Huaneng Group
Huaneng Energy & Communications Holdings Co., Ltd. and its subsidiaries	Subsidiaries of Huaneng Group
Huaneng Coal Business Sector Co., Ltd. and its subsidiaries	Subsidiaries of Huaneng Group
Huaneng Capital Services and its subsidiaries	Subsidiaries of Huaneng Group
Huaneng Group Technology Innovation Center	A subsidiary of Huaneng Group
Huaneng Real Estate Co., Ltd. and its subsidiaries	Subsidiaries of Huaneng Group
North United Power Corporation and its subsidiaries	Subsidiaries of Huaneng Group
Huaneng Lancangjiang Hydropower Co., Inc. and its subsidiaries	Subsidiaries of Huaneng Group
Huaneng Inner Mongolia Eastern Energy Co., Ltd and its subsidiaries	Subsidiaries of Huaneng Group
Sichuan Energy Development and its subsidiaries	Subsidiaries of Huaneng Group
Huaneng Shanxi Power Generation Limited and its subsidiaries	Subsidiaries of Huaneng Group
Huaneng Ningxia Energy Company Ltd. and its subsidiaries	Subsidiaries of Huaneng Group
Huaneng Gansu Energy Development Company Ltd. and its subsidiaries	Subsidiaries of Huaneng Group
Huaneng Tibet Yarlung Zangbo River Hydropower Development & Investment Company Ltd. and its subsidiaries	Subsidiaries of Huaneng Group
China Hua Neng Group Hong Kong Limited and its subsidiaries	Subsidiaries of Huaneng Group

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2021, 2020 and 2019

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

35Related party balances and transactions (continued)

The related parties of the Group that had transactions with the Group are as follows:(continued)

Names of related parties	Nature of relationship

Xi’an Thermal Power Research Institute Co., Ltd. and its subsidiaries	Subsidiaries of Huaneng Group
Hong Kong Asset Management	Subsidiaries of Huaneng Group
Huaneng Integrated Industry Co., Ltd and its subsidiaries	Subsidiaries of Huaneng Group
Tianjin Huaneng Yangliuqing Thermal Power Industrial Co., Ltd and its subsidiaries	Subsidiaries of Huaneng Group
Huaneng Gongrong No.1 (Tianjin) Equity Investment Fund Partnership (Limited Partnership) and its subsidiaries	Subsidiaries of Huaneng Group
Huaneng Songyuan Power Co., Ltd.	A subsidiary of Huaneng Group
Huaneng Tendering Co., Ltd.	A subsidiary of Huaneng Group
Huaneng Caofeidian Port Co., Ltd	A subsidiary of Huaneng Group
Beijing Changping Huaneng Training Center	A subsidiary of Huaneng Group
Huaneng Overseas Enterprise Management Limited	A subsidiary of Huaneng Group
Huaneng (Dalian) Energy And Heat Co., Ltd	A subsidiary of Huaneng Group
Huaneng Nuclear Technology Research Institute Co., Ltd	A subsidiary of Huaneng Group
Huangtai #8 Power Plant	An investee with 30% equity interests
Other government-related enterprises**	Related parties of the Company
*	Transactions with subsidiaries of Huaneng Group which also are associates of the Group are presented as transactions with subsidiaries of Huaneng Group for Note 35(a) and 35(b).
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

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2021, 2020 and 2019

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

35Related party balances and transactions (continued)

(a)	Related party balances
(i)	Cash deposits in related parties

	As at 31 December
	2021	2020
Deposits in Huaneng Finance - Savings deposits	13,372,802	8,067,854

For the year ended 31 December 2021, the annual interest rates for these savings deposits ranged from 0.35% to 1.49% (2020: from 0.35% to 1.49%).

(ii)	As described in Notes 23 and 29, certain loans of the Group were borrowed from Huaneng Group, Huaneng Finance, Tiancheng Financial Leasing and Hong Kong Asset Management.

(iii)	Except for those disclosed in Notes 23 and 29, the majority of the balances with Huaneng Group, HIPDC, subsidiaries of Huaneng Group, associates, joint ventures and other related parties are unsecured and repayable within one year. As at and for the years ended 31 December 2021 and 2020, no provision was made on receivable balances from these parties.

Accounts receivable, other receivables and assets, property, plant and equipment and other non-current assets comprise the following balances due from related parties:

	As at 31 December
	2021	2020
Due from Huaneng Group	53,838	36,683
Due from HIPDC	301	—
Due from associates	97,796	—
Due from joint ventures	301,181	390,324
Due from subsidiaries of Huaneng Group	916,107	156,422
Due from Huangtai #8 Power Plant*	896,118	775,109

Total	2,265,341	1,358,538
*	Please refer to Note 15 for details of the provision of Huangtai #8 Power Plant.
(iv)	Accounts payable and other liabilities, lease liabilities and other non-current liabilities comprise the following balances due to related parties:

	As at 31 December
	2021	2020
Due to Huaneng Group	99,824	382,571
Due to HIPDC	14,096	13,788
Due to associates	3,616	—
Due to joint ventures	144,887	150,357
Due to subsidiaries of Huaneng Group	18,693,797	9,730,905

Total	18,956,220	10,277,621

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2021, 2020 and 2019

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

35	Related party balances and transactions (continued)
(a)	Related party balances (continued)
(v)	As at 31 December 2021, included in long-term loans (including current portion) and short-term loans are loans payable to other government-related enterprises amounting to RMB 224.9 billion (2020: RMB196.9 billion).

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

(b)	Related party transactions
(i)	Procurement of goods and receiving services

	For the year ended 31 December
	2021	2020	2019

Huaneng Group
Other purchases	499	415	570

Subsidiaries of Huaneng Group
Purchase of coal and transportation services	78,459,308	35,412,425	32,623,831
Technical services and engineering contracting services	2,206,084	1,445,088	1,776,442
Purchase of equipment	571,014	378,382	52,802
Purchase of heat	56,677	45,520	61,080
Other purchases	42,991	51,240	46,627

Joint ventures of the Group
Purchase of coal and transportation services	624,477	522,570	835,462
Entrusting other parties for power generation	—	23,611	—

Associates of the Group
Purchase of equipment	—	27,241	38,387
Purchase of coal and transportation services	18,040	204,419	181,479
Other purchases	—	—	529

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2021, 2020 and 2019

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

35Related party balances and transactions (continued)

(b)	Related party transactions (continued)
(ii)	Sales of goods and providing services

	For the year ended 31 December
	2021	2020	2019

Huaneng Group
Services provided	107,726	77,462	31,756

HIPDC
Services provided	529	370	124

Subsidiaries of Huaneng Group
Service provided	249,702	134,111	68,052
Sales of heat	56,122	—	—
Other sales	4,380	48,574	2,922
Sales of coal	104,017	—	—

Joint ventures of the Group
Service provided	97,265	82,229	52,602
Other sales	16,220	8,404	25,102

Associates of the Group
Other sales	33,919	—	—

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2021, 2020 and 2019

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

35Related party balances and transactions (continued)

(b)	Related party transactions (continued)
(iii)	Other related party transactions

	For the year ended 31 December
	2021	2020	2019

(1) Rental charge paid

HIPDC	56,477	104,696	104,929
Subsidiaries of Huaneng Group	171,347	218,463	93,203
Huaneng Group	—	57	—

(2) Rental income received

A joint venture of the Group	6,612	8,659	7,448
Subsidiaries of Huaneng Group	4,938	1,978	2,400
Huangtai #8 Power Plant	17,594	19,689	21,253

(3) Net loans received from/(repaid to)

Subsidiaries of Huaneng Group	940,550	2,789,776	(11,369)
Huaneng Group	3,166,000	—	—
A joint venture of the Group	—	—	150,000

(4) Interest expense on loans
Huaneng Group	68,135	30,306	30,224
A joint venture of the Group	5,402	6,591	4,374
Subsidiaries of Huaneng Group	549,502	552,565	515,532

(5) Interest income on loans

Joint ventures of the Group	5,091	4,339	3,747

(6) Provide entrusted loans

A joint venture of the Group	75,000	224,000	—

(7) Recover the entrusted loans

A joint venture of the Group	304,000	—	—

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2021, 2020 and 2019

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

35	Related party balances and transactions (continued)
(b)	Related party transactions (continued)
(iii)	Other related party transactions (continued)

	For the year ended 31 December
	2021	2020	2019

(8) Capital injection from a subsidiary of Huaneng Group

A subsidiary of Huaneng Group	218,046	278,073	227,569

(9) Capital injection to

Subsidiaries of Huaneng Group	454,117	94,500	94,770
Associates of the Group	316,606	185,261	43,427
Joint ventures of the Group	81,600	317,116	175,000

(10) Entrusted management fee

Huaneng Group	14,800	14,370	12,340

(11) Trusteeship management income

Huaneng Group	5,226	4,822	4,821
Huangtai #8 Power Plant	1,962	3,240	—

(12) Net proceeds received from an investee with significant influence

Huangtai #8 Power Plant	(240,271)	9,822	41,328

(13) Profit compensation received

Huaneng Group	—	457,727	550,832

(14) Acquisition consideration

Subsidiaries of Huaneng Group	—	237,228	—

(15) Disposal consideration

Subsidiaries of Huaneng Group	—	—	1,050

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2021, 2020 and 2019

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

35	Related party balances and transactions (continued)
(b)	Related party transactions (continued)
(iii)	Other related party transactions (continued)

Transactions with government-related enterprises

For the years ended 31 December 2021 and 2020, apart from overseas segment, the Group sold substantially all its products to local government-related power grid companies. Please refer to Note 5 for details of sales information to major power grid companies.

For the years ended 31 December 2021 and 2020, other collectively-significant transactions with government-related enterprises also included a large portion of domestic fuel purchases, property, plant and equipment construction and related labor employed.

(c)	Balance of Guarantees

	As at 31 December
	2021	2020

(i) Long-term loans guaranteed by
- Huaneng Group	43,555	1,407,338
(ii) Short-term loans guaranteed by
- Joint ventures of the Group	148,256	—

(d)	Pre-tax benefits and social insurance of key management personnel

	For the year ended 31 December
	2021	2020	2019

Salaries	9,333	9,373	6,881
Pension	1,616	1,329	1,262

Total	10,949	10,702	8,143

(e)	Related party commitments

Related party commitments which were contracted but not recognized in the consolidated statement of financial position as at the end of the reporting period are as follows:

(i)	Capital commitments

	As at 31 December
	2021	2020
Subsidiaries of Huaneng Group	1,044,526	1,947,988

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2021, 2020 and 2019

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

35	Related party balances and transactions (continued)
(e)	Related party commitments (continued)
(ii)	Fuel purchase and transportation commitments

	As at 31 December
	2021	2020
Subsidiaries of Huaneng Group	5,149,896	1,519,364
A joint venture of the Group	16,921	131,810

(f)	Applicability of the Listing Rules relating to connected transactions

The related party transactions with HIPDC, Huaneng Group and its subsidiaries in respect of the purchase of coal and transportation services, equipment, technical services and engineering contracting services, leasing rental and interest expenses incurred by the Group as disclosed in Note 35(b) constitute connected transactions or continuing connected transactions as defined in Chapter 14A of the Listing Rules. The disclosures required by Chapter 14A of the Listing Rules are provided in the section “Connected transactions” of the Directors’ Report of the Group for the year ended 31 December 2021.

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2021, 2020 and 2019

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

36	Labor cost

Other than the salaries and staff welfare, the labor cost of the Group mainly comprises the following:

All PRC employees of the Group are entitled to a monthly pension upon their retirements. The PRC government is responsible for the pension liability to these employees on retirement. The Group is required to make contributions to the publicly administered retirement plan for its PRC employees at a specified rate, currently set at 14% to 20% (2020: 14% to 20%; 2019: 14% to 22%) of the basic salary of the PRC employees. In 2020, Affected by the Covid-19 pandemic, the government has temporarily reduced the employee social benefit expenditures of entities in the PRC for a certain period time based on the severity of the pandemic in different regions. The retirement plan contributions paid by the Group for the year ended 31 December 2021 were approximately RMB1,419 million (2020: RMB507 million; 2019: RMB1,198 million), including approximately RMB1,368 million (2020: RMB481 million; 2019: RMB1,155 million) charged to profit or loss.

In addition, the Group has also implemented a supplementary defined contribution retirement scheme for PRC employees. Under this scheme, the employees are required to make a specified contribution based on the number of years of service with the Group, and the Group is required to make a contribution equal to two to four times the employees’ contributions. The employees will receive the total contributions upon their retirement. For the year ended 31 December 2021, the contributions to the supplementary defined contribution retirement scheme paid by the Group amounted to approximately RMB828 million (2020: RMB698 million; 2019: RMB601 million), including approximately RMB792 million (2020: RMB662 million; 2019: RMB581 million) charged to profit or loss.

SinoSing Power and its subsidiaries in Singapore appropriate what at a specified rate, currently set at 7.5% to 17% (2020: 7.5% to 17%; 2019: 7.5% to 17%) of the basic salary to central provident funds in accordance with the local government regulations. The contributions made by SinoSing Power and its subsidiaries for the year ended 31 December 2021 amounted to approximately RMB24.16 million (2020: RMB23.07 million; 2019: RMB20.73 million), all of which were charged to profit or loss.

The Group has no further obligation for post-retirement benefits beyond the annual contributions made above.

In addition, the Group also makes contributions of housing funds and social insurance to the social security institutions at specified rates of the basic salary and no more than the upper limit. The housing funds and social insurance contributions paid by the Group and its subsidiaries amounted to approximately RMB1,210 million (2020: RMB1,024 million; 2019: RMB898 million) and RMB1,326 million (2020: RMB1,034 million; 2019: RMB1,034 million) for the year ended 31 December 2021 including approximately RMB1,151 million (2020: RMB954 million; 2019: RMB859 million) and RMB1,283 million (2020: RMB976 million; 2019: RMB994 million) charged to profit or loss, respectively.

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2021, 2020 and 2019

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

37	Directors’, supervisors’ and senior management’s emoluments

(a)	Pre-tax benefits and social insurance of directors and supervisors

The remuneration of every director and supervisor of the Company for the year ended 31 December 2021 is set out below:

	Fees	Basic salaries	Performance bonuses	Pension	Total

Name of director
Mr. Zhao Keyu[1]	—	249	856	175	1,280
Mr. Zhaoping[1]	—	249	851	171	1,271
Mr. Huang Jian	—	—	—	—	—
Mr. Wang Kui	—	—	—	—	—
Mr. Lu Fei	—	—	—	—	—
Mr. Teng Yu	—	—	—	—	—
Mr. Mi Dabin	—	—	—	—	—
Mr. Cheng Heng	—	—	—	—	—
Mr. Li Haifeng	—	—	—	—	—
Mr. Lin Chong	—	—	—	—	—
Mr. Xu Mengzhou	300	—	—	—	300
Mr. Liu Jizhen	300	—	—	—	300
Mr. Xu Haifeng	300	—	—	—	300
Mr. Zhang Xianzhi	300	—	—	—	300
Mr. Xia Qing	300	—	—	—	300

Sub-total	1,500	498	1,707	346	4,051

Name of supervisor
Mr. Li Shuqing	—	—	—	—	—
Mr. Mu Xuan	—	—	—	—	—
Mr. Ye Cai[2]	—	—	—	—	—
Mr. Gu Jianguo	—	—	—	—	—
Ms. Zhang Xiaojun[3]	—	37	374	40	451
Mr. Xu Jianping	—	154	812	164	1,130
Mr. Zhu Tong[4]	—	77	332	77	486
Mr. Xia Aidong[5]	—	—	—	—	—

Sub-total	—	268	1,518	281	2,067

Total	1,500	766	3,225	627	6,118

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2021, 2020 and 2019

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

37	Directors’, supervisors’ and senior management’s emoluments (continued)
(a)	Pre-tax benefits and social insurance of directors and supervisors (continued)

The remuneration of every director and supervisor of the Company for the year ended 31 December 2020 is set out below:

			Performance
	Fees	Basic salaries	bonuses	Pension	Total
Name of director
Mr. Zhao Keyu	—	215	836	135	1,186
Mr. Zhaoping	—	212	789	123	1,124
Mr. Huang Jian	—	—	—	—	—
Mr. Wang Kui	—	—	—	—	—
Mr. Lu Fei	—	—	—	—	—
Mr. Teng Yu	—	—	—	—	—
Mr. Mi Dabin	—	—	—	—	—
Mr. Cheng Heng	—	—	—	—	—
Mr. Li Haifeng	—	—	—	—	—
Mr. Lin Chong	—	—	—	—	—
Mr. Xu Mengzhou	300	—	—	—	300
Mr. Liu Jizhen	300	—	—	—	300
Mr. Xu Haifeng	300	—	—	—	300
Mr. Zhang Xianzhi	300	—	—	—	300
Mr. Xia Qing	150	—	—	—	150
Mr. Shu Yinbiao[6]	—	—	—	—	—
Mr. Wang Yongxiang[7]	—	—	—	—	—
Mr. Guo Hongbo[8]	—	—	—	—	—
Mr. Yue Heng[7]	150	—	—	—	150

Sub-total	1,500	427	1,625	258	3,810

Name of supervisor
Mr. Li Shuqing	—	—	—	—	—
Mr. Mu Xuan	—	—	—	—	—
Mr. Ye Cai	—	—	—	—	—
Mr. Gu Jianguo	—	—	—	—	—
Ms. Zhang Xiaojun	—	150	761	122	1,033
Mr. Xu Jianping	—	79	357	77	513
Mr. Ye Xiangdong[7]	—	—	—	—	—
Ms. Zhang Mengjiao[7]	—	—	—	—	—
Mr. Zhang Xiancheng[7]	—	75	408	55	538

Sub-total	—	304	1,526	254	2,084

Total	1,500	731	3,151	512	5,894

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2021, 2020 and 2019

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

37	Directors’, supervisors’ and senior management’s emoluments (continued)
(a)	Pre-tax benefits and social insurance of directors and supervisors (continued)

The remuneration of every director and supervisor of the Company for the year ended 31 December 2019 is set out below:

			Performance
	Fees	Basic salaries	bonuses	Pension	Total
Name of director
Mr. Zhao Keyu	—	—	—	—	—
Mr. Shu Yinbiao	—	—	—	—	—
Mr. Cao Peixi	—	—	—	—	—
Mr. Huang Jian	—	—	—	—	—
Mr. Wang Yongxiang	—	—	—	—	—
Mr. Mi Dabin	—	—	—	—	—
Mr. Guo Hongbo	—	—	—	—	—
Mr. Cheng Heng	—	—	—	—	—
Mr. Lin Chong	—	—	—	—	—
Mr. Yue Heng	300	—	—	—	300
Mr. Xu Mengzhou	300	—	—	—	300
Mr. Liu Jizhen	300	—	—	—	300
Mr. Xu Haifeng	300	—	—	—	300
Mr. Zhang Xianzhi	300	—	—	—	300

Sub-total	1,500	—	—	—	1,500

Name of supervisor
Mr. Ye Xiangdong	—	—	—	—	—
Mr. Mu Xuan	—	—	—	—	—
Ms. Zhang Mengjiao	—	—	—	—	—
Mr. Gu Jianguo	—	—	—	—	—
Ms. Zhang Xiaojun	—	150	529	131	810
Mr. Zhang Xiancheng	—	154	529	131	814

Sub-total	—	304	1,058	262	1,624

Total	1,500	304	1,058	262	3,124
1	Remuneration for the whole year ended 31 December 2021
2	Appointed on 16 June 2020 and resigned on 22 June 2021
3	Resigned on 9 June 2021
4	Appointed on 9 June 2021
5	Appointed on 22 June 2021
6	Resigned on 5 March 2020
7	Resigned on 16 June 2020
8	Resigned on 22 December 2020

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2021, 2020 and 2019

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

37	Directors’, supervisors’ and senior management’s emoluments (continued)
(a)	Pre-tax benefits and social insurance of directors and supervisors (continued)

During the year, no option was granted to the directors or the supervisors (2020 and 2019: nil).

During the year, no emolument was paid to the directors or the supervisors (including the five highest paid employees) as an inducement to join or upon joining the Company or as compensation for loss of office (2020 and 2019: nil).

No director or supervisor had waived or agreed to waive any emoluments during the years 2021, 2020 and 2019.

(b)	Five highest paid individuals

The five individuals whose emoluments were the highest in the Group for the year included two directors (2020: two; 2019: no director). Directors emoluments are reflected in the analysis presented above. The emoluments payable to the remaining three (2020: three; 2019: five) highest paid individuals during the year (within the range of nil to RMB1.130 million) are as follows:

	For the year ended 31 December
	2021	2020	2019

Basic salaries	626	552	1,578
Performance bonuses	2,243	2,167	2,329
Pension	487	376	695

Total	3,356	3,095	4,602

38	Commitments
(a)	Capital commitments

Capital commitments mainly relate to the construction of new power projects, certain ancillary facilities and renovation projects for existing power plants. Details of such commitments are as follows:

	As at 31 December
	2021	2020
Contracted, but not provided	25,770,547	35,652,079

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2021, 2020 and 2019

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

38	Commitments (continued)
(b)	Fuel purchase commitments

As at 31 December 2021, the Group has entered into major fuel purchase commitment amounting to approximately RMB16.248 billion (31 December 2020: RMB5.773 billion).

The Group has entered into various long-term fuel supply agreements with various suppliers in securing fuel supply for various periods. All the agreements require minimum, maximum or forecasted volume purchases and subject to certain termination provisions. Related purchase commitments are as follows:

As at 31 December 2021
	Periods	Purchase quantities	Estimated unit costs (RMB)

A government-related enterprise	2022-2039	2.8 million m3/year*	2.12/m3

A government-related enterprise	2022-2023	518 million m3/year*	2.67/m3
	2022-2023	541 million m3/year*	2.49/m3
	2022-2023	459 million m3/year*	2.65/m3

A government-related enterprise	2022-2026	222 million m3/year*	2.49/m3

Other suppliers
	2022	199.02-249.02BBtu**/day	approximately 66,000/Bbtu
	2023	233.11-239.77BBtu**/day	approximately 64,000/BBtu
	2024-2028	42.4-239.0 BBtu**/day	approximately 70,000/BBtu
	2029	42.4 BBtu**/day	approximately 46,000/BBtu

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2021, 2020 and 2019

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

38	Commitments (continued)
(b)	Fuel purchase commitments (continued)

As at 31 December 2020
	Periods	Purchase quantities	Estimated unit costs (RMB)

A government-related enterprise	2021-2039	2.8 million m3/day*	2.37 / m3

A government-related enterprise	2021-2023	991 million m3/year*	2.18/m3
	2021-2023	541 million m3/year*	2.52/m3
	2021-2023	450 million m3/year*	2.11/m3

A government-related enterprise	2021-2026	222 million m3/year*	2.22/m3
	2021	40 million m3/year*	1.86/m3

Other suppliers	2021	201.5-251.5 BBtu**/day	approximately 48,000/BBtu
	2022	205.5-255.5 BBtu**/day	approximately 47,000/BBtu
	2023	81.5-247.5 BBtu**/day	approximately 42,000/BBtu
	2024-2028	42.4-81.5 BBtu**/day	approximately 38,000/BBtu
	2029	42.4 BBtu**/day	approximately 28,000/BBtu

*   The quantities represent the maximum volume, while others represent the minimum or forecasted volume if not specified.

** BBtu: Billion British Thermal Unit

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2021, 2020 and 2019

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

39	Non-controlling interests

The following table summarizes the information relating to each subsidiary of the Group that has material non-controlling interests (“NCI”):

										Other
										individually
		Beijing Co-	Luohuang			Yueyang	Shidongkou	Yangliuqing	Shandong	immaterial
	Qinbei Power	generation	Power	Weihai Power	Jinling Power	Power	Power	Co-generation	Power	subsidiaries	Total

NCI percentage	40%	59%	40%	40%	40%	45%	50%	45%	20%
31 December 2021
Non-current assets	7,660,162	5,686,700	3,088,192	3,902,465	3,908,144	4,106,929	2,735,098	2,373,588	57,642,724
Current assets	1,573,974	1,195,667	2,138,766	1,184,868	1,018,851	1,542,688	631,141	756,266	17,980,662
Non-current liabilities	(3,111,321)	(56,954)	(437,677)	(277,371)	(663,888)	(636,817)	(254,041)	(480,591)	(28,806,987)
Current liabilities	(3,823,898)	(1,006,493)	(2,175,136)	(2,926,984)	(2,542,203)	(3,305,250)	(1,687,220)	(1,141,814)	(37,586,347)
Net assets	2,298,917	5,818,920	2,614,145	1,882,978	1,720,904	1,707,550	1,424,978	1,507,449	9,230,052
Carrying amount of NCI	933,483	3,433,194	1,024,640	753,191	688,383	784,242	712,489	677,457	4,178,519	7,324,601	20,510,199

Revenue	4,497,186	5,908,637	4,004,278	3,469,169	3,727,938	4,653,947	2,697,730	1,967,143	31,721,970
Net (loss)/profit	(871,797)	616,965	193,829	(632,680)	(337,884)	(860,087)	(116,599)	(511,712)	(3,174,430)
Total comprehensive (loss)/ income	(871,797)	616,965	193,829	(632,680)	(337,884)	(860,087)	(116,599)	(511,712)	(3,646,414)
(Loss)/profit allocated to NCI	(348,719)	364,009	77,532	(253,072)	(135,154)	(387,039)	(58,300)	(230,270)	(634,886)	(948,796)	(2,554,695)
Other comprehensive loss allocated to NCI	—	—	—	—	—	—	—	—	(94,397)	(169,611)	(264,008)

Cash flows from operating activities	160,762	878,621	(241,500)	(654,374)	(246,035)	(1,346,417)	(68,346)	(550,690)	(1,252,827)
Cash flows from investment activities	(171,726)	(408,692)	25,936	(339,557)	(117,909)	(117,553)	(28,638)	(100,600)	(5,794,380)
Cash flows from financing activities	245,125	(487,176)	246,075	959,606	381,281	1,121,165	77,909	633,699	7,195,987
Net increase/(decrease) in cash and cash equivalents	234,161	(17,247)	30,511	(34,325)	17,337	(342,805)	(19,075)	(17,591)	148,780
Dividends paid to NCI	—	278,013	30,000	99,850	113,803	—	128,120	—	107,686

										Other
										individually
	Qinbei	Beijing	Luohuang	Weihai	Jinling	Yueyang	Shidongkou	Yangliuqing	Shandong	immaterial
	Power	Co-generation	Power	Power	Power	Power	Power	Co-generation	Power	subsidiaries	Total

NCI percentage	40%	59%	40%	40%	40%	45%	50%	45%	20%
31 December 2020
Non-current assets	8,218,373	5,849,233	3,316,087	3,709,929	4,088,251	4,074,135	2,978,015	2,449,103	52,936,475
Current assets	1,334,506	1,125,151	1,241,707	637,757	576,992	1,264,211	418,832	610,494	11,381,268
Non-current liabilities	(1,355,645)	(68,685)	(189,516)	(119,088)	(694,913)	(659,387)	(529,136)	(197,615)	(25,501,838)
Current liabilities	(5,026,519)	(1,232,536)	(1,872,962)	(1,463,315)	(1,627,035)	(2,112,026)	(1,069,893)	(842,820)	(26,380,853)
Net assets	3,170,715	5,673,163	2,495,316	2,765,283	2,343,295	2,566,933	1,797,818	2,019,162	12,435,052
Carrying amount of NCI	1,282,201	3,347,198	977,108	1,106,113	937,340	1,171,281	898,909	907,727	4,596,984	6,545,414	21,770,275

Revenue	4,472,279	5,607,020	2,703,231	2,775,206	3,168,617	3,591,193	2,178,367	1,846,175	26,904,777
Net (loss)/profit	(78,226)	505,190	77,521	83,607	315,837	294,258	355,890	32,950	(4,014,417)
Total comprehensive (loss)/ income	(78,226)	505,190	77,521	83,607	315,837	294,258	355,890	32,950	(4,313,258)
(Loss)/profit allocated to NCI	(31,290)	298,062	31,008	33,443	126,335	132,416	177,945	14,828	(802,883)	252,848	232,712
Other comprehensive loss allocated to NCI	-	—	—	—	—	—	—	—	(59,769)	(132,889)	(192,658)

Cash flows from operating activities	1,302,559	1,037,909	575,857	608,917	706,320	1,151,257	736,958	329,025	7,836,378
Cash flows from investment activities	(234,425)	(421,456)	(137,178)	(61,691)	(100,610)	13,049	(38,695)	(80,191)	(4,652,029)
Cash flows from financing activities	(1,029,306)	(704,705)	(403,026)	(519,433)	(645,027)	(714,838)	(719,372)	(256,335)	(3,179,760)
Net increase/(decrease) in cash and cash equivalents	38,828	(88,252)	35,653	27,793	(39,317)	449,468	(21,109)	(7,501)	4,589
Dividends paid to NCI	—	376,787	40,000	—	95,666	185,661	113,705	—	101,296

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2021, 2020 and 2019

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

39Non-controlling interests (continued)

The following table summarizes the information relating to each subsidiary of the Group that has material non-controlling interests (“NCI”): (continued)

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

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2021, 2020 and 2019

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

40	Leases

The Group as a lessee

(a)	Right-of-use assets

The carrying amounts of the Group’s right-of-use assets and the movements during the year are as follows:

	Right-of-use assets
		Electric	Trans-
		utility plant	portation	Land use
	Buildings	in service	facilities	rights*	Others	Total

As at 1 January 2021	290,895	4,490,469	180,717	12,846,552	483,441	18,292,074
Additions	57,722	1,853,135	110,215	864,204	531,130	3,416,406
Depreciation charge	(91,663)	(294,183)	(10,014)	(509,762)	(28,258)	(933,880)
Disposals/write-off	—	(340)	—	(113,993)	(21,279)	(135,612)
Early termination	(27,158)	(892,896)	—	(53,943)	—	(973,997)
Currency translation differences	(915)	(2,392)	(17,401)	(40,356)	—	(61,064)

As at 31 December 2021	228,881	5,153,793	263,517	12,992,702	965,034	19,603,927

	Right-of-use assets
		Electric utility	Trans-
		plant in	portation	Land use
	Buildings	service	facilities	rights*	Others	Total

As at 1 January 2020	143,314	3,800,493	206,421	12,553,477	464,367	17,168,072
Additions	255,030	1,453,919	—	621,787	69,903	2,400,639
Business Combination	—	—	—	122,872	—	122,872
Depreciation charge	(97,483)	(228,539)	(7,021)	(431,476)	(48,705)	(813,224)
Disposals/write-off	—	(7,589)	—	(4,241)	—	(11,830)
Early termination	(8,570)	(497,815)	—	—	(216)	(506,601)
Reclassification	—	(26,698)	—	28,606	(1,908)	—
Currency translation differences	(1,396)	(3,302)	(18,683)	(44,473)	—	(67,854)

As at 31 December 2020	290,895	4,490,469	180,717	12,846,552	483,441	18,292,074

* Land use rights without ownership certificates

As at 31 December 2021, the Group was in the process of applying for the ownership certificates for certain land use rights with an aggregate net book value of RMB71.63 million (2020: RMB161 million). Management is of the opinion that the Group is entitled to the lawful and valid occupation and use of the abovementioned land. There have been no litigations, claims or assessments against the Group for compenlise with respect to the use of these land use rights as at the date of approval of these financial statements.

As at 31 December 2021, certain land use right with net book value of RMB17 million (31 December 2020: nil) was in a state of seizure due to pre-litigation preservation.

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2021, 2020 and 2019

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

40Leases (continued)

The Group as a lessee (continued)

(b)	Lease liabilities

The carrying amount of lease liabilities and the movements during the year are as follows:

	As at 31
	December
	2021	2020

Carrying amount at 1 January	5,482,346	4,712,670
New leases	3,193,836	2,201,755
Business Combination	—	91,595
Accretion of interest recognized during the year	374,244	275,810
Currency translation differences	(58,294)	(66,099)
Payments	(1,860,532)	(1,385,143)
Early termination	(192,233)	(348,242)

Carrying amount at 31 December	6,939,367	5,482,346
Analyzed into:
Current portion	800,521	1,676,711
Non-current portion	6,138,846	3,805,635

The maturity profile of the Group’s lease liabilities as at the end of the reporting period, based on the contractual undiscounted payments, is as follows:

	As at 31 December
	2021	2020

Within 1 year	1,026,900	1,908,275
After 1 year but within 2 years	1,624,435	649,809
After 2 years but within 3 years	602,623	422,076
After 3 years	5,656,876	4,051,229
Subtotal	8,910,834	7,031,389
Unrecognized finance fees	1,971,467	1,549,043

Total	6,939,367	5,482,346

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2021, 2020 and 2019

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

40Leases (continued)

The Group as a lessee (continued)

(b)	Lease liabilities (continued)

The amounts recognized in profit or loss in relation to leases are as follows:

	As at 31
	December
	2021	2020

Interest on lease liabilities	169,696	202,264
Depreciation charge of right-of-use assets	749,383	785,518
Expense relating to short-term leases	111,886	103,817
Expense relating to leases of low-value assets	3,023	2,214

Total amount recognized in profit	1,033,988	1,093,813

(c)	Extension and termination options

The Group has several lease contracts that include extension and termination options. These options are negotiated by management to provide flexibility in managing the leased-asset portfolio and they are aligned with the Group’s business needs. As at 31 December 2021, there were neither extension options that the Group does not expect to exercise nor significant termination options that the Group expects to exercise.

(d)	Variable lease payments

The Group does not have variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees.

(e)	The total cash outflow for leases is disclosed in note 34 to these financial statements.

The Group as a lessor

(a)	Finance lease

The Group’s finance lease is mainly related to Ruyi Pakistan Energy, SinoSing Power and Shandong Maintenance Company.

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

SinoSing Power’s subsidiary, Tuas Group, entered into two build-to-suit agreements with third parties, which involve sale and leaseback arrangements and the provision of operation maintenance services.

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2021, 2020 and 2019

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

40	Leases (continued)

The Group as a lessor (continued)

(a)	Finance lease (continued)

Shandong Maintenance Company entered into the Energy Management Contract with Huangtai #8 Power Plant to provide energy saving equipment construction services. Pursuant to the agreement, all the risk and rewards in relation to the energy saving equipment were in substance transferred to Huangtai#8 Power Plant as the benefit could be reliably estimated during the contract period.

Total finance lease income recognized by the Group for the year ended 31 December 2021 was RMB1,325 million (2020: RMB1,544 million).

As at 31 December 2021, the maturity analysis of the Group’s finance lease receivables is as follows:

	As at 31 December
	2021	2020

Within 1 year	1,872,397	1,924,763
After 1 year but within 2 years	1,883,028	1,925,641
After 2 years but within 3 years	1,893,937	1,928,125
After 3 years but within 4 years	1,900,892	1,939,174
After 4 years but within 5 years	1,922,609	1,969,470
After 5 years	15,585,762	17,921,037

Total undiscounted finance lease payments	25,058,625	27,608,210
Unearned finance income	(15,840,838)	(17,694,886)
Allowance for ECL	(2,643)	(2,925)

Total finance lease receivables as at 31 December (note 15 and 17)	9,215,144	9,910,399

(b)	Operating lease

The Group leases certain property, plant and equipment under operating lease arrangements. Rental income recognized by the Group for the year ended 31 December 2021 was RMB148 million (2020: RMB86 million).

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2021, 2020 and 2019

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

40	Leases (continued)

The Group as a lessor (continued)

(b)	Operating lease (Continued)

As at 31 December 2020 and 2021, the undiscounted lease payments receivable by the Group in future periods under non-cancellable operating leases with its tenants are as follows:

	As at 31 December
	2021	2020

Within 1 year	108,066	11,652
After 1 year but within 2 years	2,378	3,701
After 2 years but within 3 years	781	2,161
After 3 years but within 4 years	546	1,021
After 4 years but within 5 years	193	525
After 5 years	398	3,020

Total	112,362	22,080

Huaneng Power International, Inc.

Notes to the Financial Statements

For the years ended 31 December 2021, 2020 and 2019

(Prepared in accordance with International Financial Reporting Standards)

(Amounts expressed in thousands of RMB unless otherwise stated)

41	Subsequent events

Up to the annual report date, there was no material subsequent event.

These financial statements were approved for issue by the Board of Directors on 21 April 2022 and were signed on its behalf.

Zhao Keyu	Zhao Ping
Director	Director